Exhibit 99.1

NOTICE OF special MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR OF

THE STARS GROUP INC.

with respect to a proposed

ALL-SHARE COMBINATION OF

THE STARS GROUP INC.

and

FLUTTER ENTERTAINMENT PLC

to be held on April 24, 2020

at 10:00 a.m. EDT

March 26, 2020

These materials are important and require your immediate attention. Please carefully read this management information circular, including its appendices and the documents incorporated by reference herein, as they contain detailed information related to, among other things, the proposed plan of arrangement that will be voted upon at the special meetings. If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor. If you have any questions or require more information with regards to voting your shares, please contact our proxy solicitation agent and shareholder communications advisor at:

Laurel Hill Advisory Group

North American Toll-Free Number:    1-877-452-7184
                    Outside North America:    1-416-304-0211

Email: assistance@laurelhill.com

1

March 26, 2020

Dear Shareholder:

You are invited to attend a special meeting (the “Meeting”) of the holders (the “Shareholders” or “you”) of common shares (the “Common Shares”) of The Stars Group Inc. (“The Stars Group” or “we”). The Meeting will be held at the Hotel Fairmont Royal York, located at 100 Front Street West, Toronto, Ontario, Canada M5J 1E3 in the Confederation 3 room on April 24, 2020, at 10:00 a.m. (Toronto time). In light of the recent coronavirus (COVID-19) outbreak and in order to protect the health and safety of Shareholders and the broader community, in addition to holding the Meeting in person, we will also hold our Meeting in a virtual format, which will be conducted via live audio webcast online at https://web.lumiagm.com/238137587. Shareholders will have an equal opportunity to attend, ask questions and vote at the Meeting in person or online regardless of their geographic location. Inside this document, you will find important information and instructions about how to participate at the Meeting online.

The Arrangement

On October 2, 2019, we announced that we had entered into an agreement for an all-share combination to be implemented by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) with Flutter Entertainment plc (“Flutter”), bringing together two complementary businesses (the “Combined Group”) to create a global leader in sports betting and gaming. At the Meeting, we will ask you to approve the Arrangement. Flutter will be seeking the approval of its shareholders (the “Flutter Shareholders”) of the Arrangement at a meeting that is expected to be held on or around April 21, 2020 (the “Flutter Meeting”).

The Combined Group will be headquartered in Dublin, Ireland with a premium listing on the London Stock Exchange and a secondary listing on Euronext Dublin. The board of directors of The Stars Group (the “Board of Directors” or the “Board”) believes that the Arrangement will, among other things:

•	result in the Shareholders receiving significant value for their Common Shares, with the Consideration (as defined below) representing a premium of approximately 40.8% to the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on September 30, 2019, two trading days prior to the announcement of the Arrangement Agreement (based on the closing price of Flutter Shares on the London Stock Exchange on September 30, 2019 and a Canadian dollar to British pound sterling exchange rate of 1.6290);
•	result in the realization of material cost synergies;
•	maximize profitable growth in core products across key markets, including the UK, Ireland, and Australia;
•	provide the opportunity to attain a podium position in additional regulated and potentially high-growth markets;
•	position the Combined Group to pursue opportunities in the United States through its combination of brands, media reach and product offerings, including the combined offering of FanDuel, FOX Bet, TVG and PokerStars;
•	position the Combined Group to be a globally diversified and resilient leader in online gaming with the scale and global presence to take advantage of positive regulatory developments and mitigate future regulatory and other challenges, including the unexpected challenges resulting from the COVID-19 outbreak;
•	deleverage The Stars Group’s business and reinforce a robust financial profile which will facilitate strategic flexibility as well as generate sustainable long-term shareholder returns; and
•	help the Combined Group assume a leading role in the promotion of responsible gaming through an enlarged global footprint.

The Board of Directors believes that following the Arrangement, the Combined Group will be better positioned to continue investing in its products and enhance its product offerings while driving efficiencies across its cost base. The Arrangement is expected to improve the operating efficiency of the business and lead to the sharing of best practices across both businesses. It is expected to support continued investment in technology, product innovation, data analytics, brands and responsible gaming. Together, Flutter and The Stars Group expect the Arrangement to result in enhanced returns on investment.

The Arrangement will be implemented through an acquisition of all of the issued and outstanding Common Shares by Flutter, pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Plan of Arrangement”). At the Meeting, you will be asked to consider, and, if deemed advisable, approve, a special resolution of the Shareholders to approve the Plan of Arrangement (the “Arrangement Resolution”). The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting. The Arrangement is also conditional upon, among other things, approval of Flutter Shareholders, approval of the Plan of Arrangement from the Ontario Superior Court of Justice (Commercial List) (the “Court”), and relevant merger control, foreign investment and gaming related approvals being obtained, including in the United Kingdom, Ireland, Australia, Canada and the United States, all as more particularly described in the accompanying Information Circular.

The Consideration

Under the terms of the Arrangement, Shareholders will be entitled to receive 0.2253 of an ordinary share of Flutter (a “Flutter Share”) for each Common Share held by the Shareholder at the Effective Time (as defined in the Information Circular) (the “Consideration”). Based on the closing price of Flutter Shares on the London Stock Exchange on September 30, 2019 and a Canadian dollar to British pound sterling exchange rate of 1.6290, the Consideration represents a premium of approximately 40.8% to the closing price of the Common Shares on the TSX on September 30, 2019 (two trading days prior to the announcement of the Arrangement Agreement) a premium of approximately 39.0% over the 3 month volume- weighted average trading price (“VWAP”) on the TSX for the Common Shares ended on such date. Upon completion of the Arrangement, current holders of Flutter Shares are expected to own approximately 54.64% of the Combined Group and Shareholders are expected to own approximately 45.36% of the Combined Group on a fully diluted basis (excluding any out of the money options as at the date hereof).

Recommendation of the Board

Based on the Board’s consideration of, among other things, the Fairness Opinions (as defined in the Information Circular) and the recommendation of the Transaction Committee (as defined in the Information Circular), the Board has UNANIMOUSLY determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of The Stars Group, and has approved the Arrangement and the participation by The Stars Group therein. The Board recommends UNANIMOUSLY that Shareholders vote IN FAVOUR of the Arrangement Resolution.

Flutter Shareholders will also be asked to approve the Arrangement at the Flutter Meeting. The board of directors of Flutter has unanimously approved the Arrangement and is unanimously recommending that Flutter Shareholders vote in favour of it.

Your vote is important. Whether or not you plan to attend the Meeting in person or virtually, we encourage you to vote promptly. Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but no later than 10:00 a.m. (Toronto time) on April 22, 2020 or, if the Meeting is adjourned or postponed, no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Ontario) before the adjourned meeting is reconvened or the postponed meeting is convened. The time limit for the deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion without notice.

The accompanying Notice of Special Meeting of Shareholders and Information Circular provide information about the Arrangement and the Meeting. Please read this information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor or contact our proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America) or by e-mail at assistance@laurelhill.com.

On behalf of the Board of Directors, thank you for your consideration of this matter and your continued support.

Yours sincerely,

Divyesh (Dave) Gadhia

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D
Executive Chairman of the Board of Directors

NOTICE OF Special MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of holders (the “Shareholders”) of common shares (the “Common Shares”) of The Stars Group Inc. (“The Stars Group” or the “Corporation”) will be held at the Hotel Fairmont Royal York, located at 100 Front Street West, Toronto, Ontario, Canada M5J 1E3 in the Confederation 3 room, at 10:00 a.m. (Toronto time), on April 24, 2020 (the “Meeting”), for the following purposes:

(a)	to consider, pursuant to an interim order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated March 13, 2020, and, if deemed advisable, to approve, with or without variation, a special resolution of the Shareholders (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular dated March 26, 2020 (the “Information Circular”), to approve a plan of arrangement (the “Plan of Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving The Stars Group and Flutter Entertainment plc (“Flutter”), whereby, among other things, Flutter will acquire all of the issued and outstanding Common Shares (the “Arrangement”), all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

In addition to holding the Meeting in person, the Corporation will also hold the Meeting in a virtual format, which will be conducted via live audio webcast online at https://web.lumiagm.com/238137587. Registered Shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online following the instructions beginning on page 41 of this Information Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

The board of directors of The Stars Group (the “Board of Directors” or the “Board”) UNANIMOUSLY recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting.

The full text of the Plan of Arrangement implementing the Arrangement is attached as Appendix B to the Information Circular. The Interim Order is attached as Appendix G to the Information Circular.

Each Common Share entitled to be voted in respect of the Arrangement Resolution will entitle the holder to one vote at the Meeting. The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting.

The record date (the “Record Date”) for determination of Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on March 13, 2020. Shareholders whose names have been entered in the register of holders of Common Shares by the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Registered Shareholders may attend the Meeting in person or virtually or may be represented by proxy. Shareholders may vote by proxy by signing and returning the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed form of proxy must be dated, signed and deposited with The Stars Group’s registrar and transfer agent, Computershare Investor Services Inc.: (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by facsimile 1-866-249-7775; or (iii) through the internet at www.investorvote.com, in each case no later than: (a) 10:00 a.m. (Toronto time) on April 22, 2020 or, if the Meeting is adjourned or postponed, no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Ontario) before the beginning of any reconvened Meeting. The time limit for the deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion without notice. To vote through the internet you will require your 15-digit Control Number found on your form of proxy.

For additional information regarding voting, appointing a proxyholder and attending and voting at the Meeting online, see the Information Circular section entitled “Voting Information and General Proxy Matters”.

If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

A non-registered Shareholder exercising voting rights through a nominee, including a bank, trust company or securities broker, should consult the voting instruction form from such Shareholder’s nominee as the nominee may have different and earlier deadlines.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Meeting, or any adjournment or postponement thereof. As of the date hereof, management of The Stars Group knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice. Shareholders who are planning to return the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Arrangement Resolution.

Pursuant to the Interim Order, registered Shareholders have been granted the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement. The right of a Shareholder to dissent is more particularly described in the Information Circular and in the Interim Order and the text of Section 185 of the OBCA, which are set forth in Appendices G and F, respectively, to the Information Circular. To exercise such right to dissent, a dissenting Shareholder must send to The Stars Group Inc. c/o Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9, Attention: Michael Gans, a written objection to the Arrangement Resolution, which written objection must be received by 5:00 p.m. (Toronto time) on April 22, 2020 or, in the event that the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Ontario) before the adjourned meeting is reconvened or the postponed meeting is convened.

Failure to strictly comply with the requirements set forth in Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered Shareholders are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise the right of dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by The Stars Group or, alternatively, make arrangements for the registered Shareholders to dissent on behalf of the beneficial holder. It is strongly recommended that any Shareholders wishing to dissent seek independent legal advice.

Toronto, Ontario, March 26, 2020.

By order of the Board of Directors

(s) Divyesh (Dave) Gadhia
Divyesh (Dave) Gadhia
Executive Chairman of the Board of Directors

TABLE OF CONTENTS

General Questions and Answers	1
Glossary of Terms	6
Caution Regarding Use of Non-IFRS/Non-EU IFRS Measures	19
Caution Regarding Forward-Looking Statements	20
Presentation of Financial Information	22
Notice to The Stars Group Shareholders Outside of Canada	22
Notice to The Stars Group Shareholders in the United States	22
Restricted Jurisdictions	23
Currency Presentation and Exchange Rate Information	24
Industry and Market Data	25
Trademarks	25
Summary of the Arrangement	26
Expected Timetable of Principal Events	37
Matters to be Considered at the Meeting	37
Voting Information and General Proxy Matters	38
Solicitation of Proxies	38
Voting Process	38
Record Date	38
Appointment of Proxyholders	38
Revocation of Proxies	38
Exercise of Voting Rights by Proxies	39
Voting in Person at the Meeting	39
Attending and Voting Virtually at the Meeting	39
Interest of Certain Persons in Matters to Be Acted Upon	40
Voting Securities and Principal Holders Thereof	40
The Arrangement	40
The Arrangement	40
Background to the Arrangement	40
Recommendation of the Board	46
Fairness Opinions	47
Reasons for the Recommendation	49
Shareholder Approval	54
Interest of Officers and Directors in the Arrangement	55
Voting Support Agreements	55
Treatment of The Stars Group Equity-Based Awards	55
Effect on The Stars Group if the Arrangement is Not Completed	56
Principal Legal Matters	56
Court Approval and Completion of the Arrangement	56
Certain Canadian Securities Law Matters	56
Certain U.S. Securities Law Matters	57
Status under U.S. Securities Laws	57
Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act	57
Resales of Flutter Shares within the United States after the Effective Time	57
Non-Affiliates Before and After the Effective Time	57
Affiliates Before the Effective Time or Affiliates After the Effective Time	58
Resale of Flutter Shares Pursuant to Rule 144	58
Resale of Flutter Shares Pursuant to Regulation S	58
State “Blue Sky” Securities Laws	58
Certain UK and Irish Securities Law Matters	58
Ongoing Reporting Obligation	59

iii

Summary of Arrangement Agreement	60
General	60
Conditions Precedent to the Arrangement	60
Mutual Conditions Precedent	60
Additional Conditions Precedent to the Obligations of The Stars Group	61
Conditions Precedent to the Obligations of Flutter	61
Representations and Warranties	62
Covenants in Respect of the Conduct of Business	62
Conduct of Business by The Stars Group	62
Conduct of Business by Flutter	63
Non-Solicitation	63
Access to Information	63
Permitted Actions	64
Implementation of Superior Proposal	64
Response to Superior Proposal	65
General	65
Implementation, Interim Order and Terms of the Arrangement	66
Termination and Amendment of Arrangement Agreement	66
Termination	66
Amendment	68
Termination Fees	68
Expenses	68
Covenants	68
Covenants relating to the Arrangement	68
Covenants relating to Regulatory Approvals and Gaming Approvals	69
Covenants relating to Pre-Acquisition Reorganization	70
Covenants relating to Governance Arrangements	70
Covenants relating to Notice-and-Cure Provisions	70
Covenants relating to Insurance and Indemnification	71
Covenants relating to Employment Matters	71
Arrangement Mechanics	71
Summary of the Arrangement	71
Share Exchange Mechanics – Registered Shareholders	72
Letter of Transmittal	72
Delivery of Consideration	73
Payments with Respect to Unsurrendered Certificate	74
Lost Certificates	74
Share Exchange Mechanics – Non-Registered Shareholders	74
Information Concerning The Stars Group	75
Information Concerning Flutter	75
Information Concerning the Combined Group	75
Risk Factors	75
Risk Factors Relating to the Arrangement	75
Risk Factors Relating to The Stars Group	79
Risk Factors Relating to Flutter and the Combined Group	79
Dissenting Shareholders’ Rights	80
Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders	82
Shareholders Resident in Canada	83
Shareholders not Resident in Canada	85
Eligibility for Investment in Canada	86

iv

Certain Irish Tax Considerations for The Stars Group Shareholders	86
Income Tax on Dividends Paid on Flutter Shares	86
Withholding Tax on Dividends	87
Irish Tax on Chargeable Gains	88
Stamp Duty on a Transfer of Flutter Shares	89
Capital Acquisitions Tax	89
Certain U.S. Federal Income Tax Considerations for The Stars Group U.S. Shareholders	89
Certain U.S. Federal Income Tax Consequences of the Plan of Arrangement	90
Ownership and Disposition of Flutter Shares	92
Information Reporting and Backup Withholding	95
Comparison of Shareholders’ Rights	95
2020 Annual General Meeting of Flutter	96
Interest of Informed Persons in Material Transactions	96
Interest of Experts of The Stars Group and Flutter	96
Additional Information	97
Approval of the Information Circular	97
Consents of Financial Advisors	98

APPENDICES

v

General Questions and Answers

All capitalized terms used herein but not otherwise defined have the meanings set forth under “Glossary of Terms” in this Information Circular.

Q:	Where and when will the Meeting be held?

A:	The Meeting will be held at the Hotel Fairmont Royal York, located at 100 Front Street West, Toronto, Ontario, Canada M5J 1E3 in the Confederation 3 room at 10:00 a.m. (Toronto time) on April 24, 2020. Shareholders and duly appointed proxyholders may attend and vote virtually at the Meeting via live audio webcast online at https://web.lumiagm.com/238137587.

Q:	What are Shareholders being asked to vote on?

A:	At the Meeting, Shareholders will be asked to vote on the Arrangement Resolution approving the Arrangement and Plan of Arrangement under Section 182 of the OBCA involving The Stars Group and Flutter, whereby, among other things, Flutter will acquire all of the issued and outstanding Common Shares, all as more particularly described in this Information Circular.

Q:	What is the consideration offered to Shareholders?

A:	Pursuant to the Arrangement, Shareholders will receive 0.2253 of a Flutter Share for each Common Share held by the Shareholders at the Effective Time (the “Consideration”).

Q:	Will fractional Flutter Shares be issued pursuant to the Arrangement?

A:	No holder of Common Shares will be issued fractional Flutter Shares pursuant to the Arrangement. If any Shareholder would have received a fractional Flutter Share pursuant to the terms of the Arrangement, the number of Flutter Shares to be delivered to such Shareholder will be rounded down to the nearest whole number of Flutter Shares. All entitlements to fractions of Flutter Shares will be aggregated and sold in the open market for Former Stars Shareholders by Computershare and each Former Stars Shareholder who would otherwise have been entitled to receive a fraction of a Flutter Share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by Computershare, if any, less any commissions or other expenses, in accordance with such Former Stars Shareholder’s fractional interest in Flutter Shares. No charge will be imposed to the Shareholder for Flutter Shares sold by the broker except for brokerage commissions, any taxes and any other fees or charges incurred or imposed by the broker in respect of such sales. Individual entitlements to amounts of less than £5.00 will be retained for the benefit of Flutter.

Q:	What is the expected ownership structure of the Combined Group on completion of the Arrangement?

A:

As of the close of business on the Record Date, March 13, 2020, there were 289,535,633 Common Shares and 78,365,844 Flutter Shares (net of treasury Flutter Shares) issued and outstanding. Upon completion of the Arrangement, current holders of Flutter Shares are expected to own approximately 54.64% of the Combined Group and Shareholders are expected to own approximately 45.36% of the Combined Group on a fully diluted basis (excluding any out of the money options as at the date hereof).

Q:	Does the Board support the Arrangement?

A:	Yes. The Board UNANIMOUSLY: (a) determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Corporation; and (b) has approved the Arrangement and the participation by the Corporation therein. The Board recommends UNANIMOUSLY that Shareholders vote IN FAVOUR of the Arrangement Resolution.

In determining that the Arrangement is in the best interests of The Stars Group and is fair to Shareholders, and in recommending to Shareholders that they approve the Arrangement Resolution, the Board considered and relied upon a number of factors, including, among others, the following:

•	the Consideration payable to Shareholders;
•	the effect of the Arrangement on The Stars Group, its operations and its stakeholders;

•	the presence of procedural safeguards and the fairness of the Consideration;

•	the terms and conditions of the Arrangement resulting in transaction certainty; and
•	the risks inherent in the Arrangement, including risks related to announcing and entering into the Arrangement, business risks and transactional risks.

Q:	What will be the attributes of the Combined Group?

A:	The Arrangement will bring together two complementary businesses to create a global leader in sports betting and gaming. The Combined Group will have a diverse portfolio of leading brands and complementary best-in-class products with a broad geographic reach. Flutter and The Stars Group would each bring to the Combined Group a proven track record in using product and brand leadership to create low-cost customer acquisition channels, while optimising value through product cross-sell. The Combined Group is expected to benefit from an enhanced global platform and improved local market reach.

In particular, and among other things, The Stars Group believes that the Arrangement will:

o	result in the Shareholders receiving significant value for their Common Shares, with the Consideration (as defined below) representing a premium of approximately 40.8% to the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on September 30, 2019, two trading days prior to the announcement of the Arrangement Agreement (based on the closing price of Flutter Shares on the London Stock Exchange on September 30, 2019 and a Canadian dollar to British pound sterling exchange rate of 1.6290);
o	result in the realization of material cost synergies;
o	maximize profitable growth in core products across key markets, including the UK, Ireland, and Australia;
o	provide the opportunity to attain a podium position in additional regulated and potentially high-growth markets;
o	position the Combined Group to pursue opportunities in the United States through its combination of brands, media reach and product offerings, including the combined offering of FanDuel, FOX Bet, TVG and PokerStars;
o	position the Combined Group to be a globally diversified and resilient leader in online gaming with the scale and global presence to take advantage of positive regulatory developments and mitigate future regulatory and other challenges, including the unexpected challenges resulting from the COVID-19 outbreak;
o	deleverage The Stars Group’s business and reinforce a robust financial profile which will facilitate strategic flexibility as well as generate sustainable long-term shareholder returns; and
o	help the Combined Group assume a leading role in the promotion of responsible gaming through an enlarged global footprint.

Q:	What approvals are required for the Arrangement?

A:	The Arrangement requires a number of approvals to become effective, including the approval of the Arrangement Resolution by at least 66⅔% of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting.

In addition, completion of the Arrangement is subject to a number of conditions including, among other things, obtaining Flutter Shareholder Approval, the receipt of all required Regulatory Approvals and Gaming Consents and the granting of the Final Order.

Q:	When will the Arrangement become effective?

A:	Subject to the satisfaction of all conditions precedent to the Arrangement, The Stars Group and Flutter expect the Effective Date to occur during the second or third quarter of 2020.

Q:	Who is entitled to vote at the Meeting?

A:	Shareholders of record at the close of business on the Record Date, March 13, 2020, are entitled to vote at the Meeting.

Q:	What is the voting deadline?

A:	Registered Shareholders are encouraged to submit their proxies as soon as possible to ensure that their votes are counted. Proxies must be received by Computershare, the registrar and transfer agent of The Stars Group, no later than 10:00 a.m. (Toronto time) on April 22, 2020, or if the Meeting is adjourned or postponed, forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Ontario) before the adjourned meeting is reconvened or the postponed meeting is convened. The time limit for the deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion without notice.

A non-registered Shareholder exercising voting rights through a nominee, including a bank, trust company or securities broker, should consult the voting instruction form from such Shareholder’s nominee as the nominee may have different and earlier deadlines.

Q:	How can a registered Shareholder vote?

A:	A registered Shareholder is a person whose Common Shares are registered in the Shareholder’s own name.

Before the Meeting, a registered Shareholder may vote by submitting a proxy in any of the ways set out below:

•	On the Internet: A registered Shareholder can go to the website at www.investorvote.com and follow the instructions on the screen. The Shareholder will need the 15-digit Control Number found on his, her or its proxy.

•	By Telephone: A registered Shareholder can call the number located on such Shareholder’s proxy. The Shareholder will need the 15-digit Control Number found on his, her or its proxy.

•	By Mail: A registered Shareholder can complete the proxy as directed and return it in the business reply envelope provided to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5.

•	By Hand Delivery: A registered Shareholder can complete the proxy as directed and return it in the business reply envelope provided by hand delivery to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

At the Meeting, a registered Shareholder may vote in the following ways:

•	In Person: A registered Shareholder who plans to vote in person does not need to do anything except attend the Meeting. Shareholders should register with the representatives of Computershare upon arrival at the applicable Meeting.

•	Virtually: A registered Shareholder who plans to vote at the Meeting online should attend the live audio webcast online at https://web.lumiagm.com/238137587 by following the instructions beginning on page 41 of this Information Circular.

Q:	How can a non-registered Shareholder vote?

A:	A non-registered Shareholder is a person whose Common Shares are held in an account in the name of a nominee, including a bank, trust company or securities broker.

Before the Meeting, a non-registered Shareholder may vote in any of the ways set out below.

•	On the Internet: A non-registered Shareholder can go to the website at www.proxyvote.com and follow the instructions on the screen. The Shareholder will need the 15-digit Control Number found on his, her or its voting instruction form.

•	By Telephone: A non-registered Shareholder can call the number located on such Shareholder’s voting instruction form. The Shareholder will need the 15-digit Control Number found on his, her or its voting instruction form.

•	By Mail: A non-registered Shareholder can complete the voting instruction form as directed and return it in the business reply envelope provided to the Shareholder by the nominee’s cut-off date and time.

•	By Broadridge QuickVote: The Stars Group may utilize Broadridge’s QuickVote™ service to assist non-registered Shareholders with voting their Common Shares. Certain non-registered Shareholders who have not objected to The Stars Group knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to assist them in voting.

At the Meeting, a non-registered Shareholder may vote in the following ways:

•	In Person: If a non-registered Shareholder wishes to vote in person at the Meeting, such Shareholder must instruct their nominee to appoint the Shareholder as proxyholder. In most cases, the Shareholder can do so by filling in his, her or its name in the space provided for designating a proxy on the voting instruction form sent by such Shareholder’s nominee and then following the execution and return instructions provided by his, her or its nominee. It is not necessary to otherwise complete the form, as the Shareholder will be voting in person at the Meeting. A non-registered Shareholder located in the United States, however, generally will have to first obtain a valid legal proxy from their nominee and will need to submit such legal proxy to Computershare. For further details, a Shareholder should contact his, her or its nominee directly.

•	Virtually: A non-registered Shareholder who wishes to vote at the Meeting online must first appoint themselves as proxyholder as described above. Then the non-registered Shareholder must register with Computershare by visiting https://www.computershare.com/starsgroup on or before 10:00 a.m. (Toronto time) on April 22, 2020. Computershare will ask for the non-registered Shareholder’s proxyholder contact information and will send such Shareholder a user ID number (i.e., a Control Number) via email shortly after this deadline. The non-registered Shareholder can then attend the live audio webcast online at https://web.lumiagm.com/238137587 by following the instructions beginning on page 41 of this Information Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

Q:	What if my Common Shares are registered in more than one name or in the name of a company?

A:	If your Common Shares are registered in more than one name, all registered persons must sign the form of proxy. If your Common Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact Computershare before submitting your form of proxy.

Q:	Who is soliciting my proxy?

A:	Management of The Stars Group is soliciting your proxy and has engaged Laurel Hill Advisory Group to act as proxy solicitation agent and shareholder communications advisor with respect to the matters to be considered at the Meeting. Solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone, by directors, officers or employees of The Stars Group and/or Laurel Hill Advisory Group or by any other means management may deem necessary. In connection with these services, Laurel Hill Advisory Group will receive a fee of $65,000 plus reasonable out-of-pocket expenses.

Arrangements have also been made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to non-registered Shareholders registered in the names of these persons, and The Stars Group will reimburse them for their reasonable transaction and clerical expenses.

Costs of solicitation of proxies will be borne by The Stars Group.

Q:	How do I complete the voting instructions on my form of proxy?

A:	On the form of proxy, a Shareholder has two choices: (a) the Shareholder can indicate how such shareholder wants his, her or its proxyholder to vote such holder’s Common Shares; or (b) the Shareholder can let his, her or its proxyholder decide how to vote the holder’s Common Shares.

If a Shareholder has specified on the form of proxy how such holder wants his, her or its Common Shares to be voted on a particular matter, then such holder’s proxyholder must vote the holder’s Common Shares accordingly in the case of either a vote by show of hands or a vote by ballot. If a Shareholder has chosen to let such holder’s proxyholder decide how to vote on behalf of the Shareholder, such holder’s proxyholder can then vote in accordance with his, her or its judgment.

Unless contrary instructions are provided, Common Shares represented by proxies received by The Stars Group will be voted FOR each matter to be presented at the Meeting.

Q:	Can I appoint someone other than the person(s) designated by management of The Stars Group to vote my Common Shares?

A:

Yes. A Shareholder can appoint a person (who need not be a Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Meeting other than the persons designated in the form of proxy or voting instruction form. A Shareholder may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy or the voting instruction form and date and submit the form. If you appoint a non-management proxyholder, please make sure they are aware of such appointment and ensure they will attend the Meeting in order for your vote to count. If the non-management proxyholder will be attending and voting virtually at the Meeting, the Shareholder will also need to register the name of the non-management proxyholder with Computershare by visiting https://www.computershare.com/starsgroup on or before 10:00 a.m. (Toronto time) on April 22, 2020 so that they can be provided a user ID number (i.e., Control Number) to access the virtual Meeting as a proxyholder.

Q:	Can I revoke or change my vote after I have voted by proxy?

A:

Yes. If a registered Shareholder has submitted a proxy, such holder may revoke it (a) by instrument in writing executed by the Shareholder or such Shareholder’s attorney authorized in writing or if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposit with Computershare, the transfer agent of The Stars Group, at the office designated in the Notice of Meeting not later than 5:00 p.m. (Toronto time), on the Business Day preceding the day of the Meeting (or any adjournment or postponement thereof) or with the Chair on the day of the Meeting (or any adjournment or postponement thereof); (b) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked; or (c) as permitted by law. Registered Shareholders may also attend and vote in person or virtually at the Meeting, and if they do so, any voting instructions they previously gave for their Common Shares will be revoked.

Only registered Shareholders have the right to revoke a proxy in the above manner. Non-registered Shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their broker or agent in order to revoke their voting instructions and/or provide new voting instructions.

Q:	How many Common Shares are outstanding?

A:	As at the Record Date, March 13, 2020, there were 289,535,633 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote at the Meeting.

To the knowledge of the Board and management of The Stars Group and based on publicly available information, as at March 13, 2020, no person owned or exercised control or direction over more than 10% of the issued and outstanding Common Shares except for Caledonia (Private) Investments Pty Limited, which held 53,925,897 Common Shares, representing approximately 18.62% of all the issued and outstanding Common Shares as of that date.

Q:	Who will count the votes?

A:	Proxies and votes of Shareholders attending the Meeting will be counted by Computershare, who will act as the scrutineer of the Meeting.

Q:	What is the quorum for the Meeting?

A:	The quorum required at the Meeting will be not less than two Shareholders present in person, or represented by proxy, at the opening of the Meeting, and holding or representing at least 25% of the Common Shares entitled to be voted at the Meeting.

Q:	What if I have other questions?

A:	Shareholders who have questions regarding the Meeting, the Arrangement or who have additional questions about the procedures for voting their Common Shares should contact their broker or Laurel Hill Advisory Group at the telephone numbers or e-mail below:

North American Toll-Free Number:	1-877-452-7184
Outside North America:	1-416-304-0211
Email:	assistance@laurelhill.com

Glossary of Terms

In this Information Circular, including the Summary and Appendices J, K and L, unless there is something in the subject matter inconsistent therewith, or unless otherwise defined elsewhere, the following terms will have the respective meanings set out below, words importing the singular number will include the plural and vice versa and words importing any gender will include all genders. Terms used in the Appendices to this Information Circular, other than Appendices J, K and L, are defined separately and the terms defined below are not used therein, except where otherwise indicated.

“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“1996 Regulations” means the Companies Act (Uncertificated Securities) Regulations, 1996 of Ireland and the Companies Act 1990 (Uncertificated Securities) (Amendment) Regulations 2005 of Ireland, including any modification or any regulations in substitution therefore made under Section 1086 of the Companies Act or otherwise and for the time being in force;

“Acquisition Proposal” means other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons other than the other Party (or any Affiliate of the other Party or any Person acting jointly or in concert with the other Party or any of its Affiliates), whether or not in writing and whether or not delivered to the shareholders of a Party, after the date of the Arrangement Agreement relating to: (a) any acquisition or purchase, direct or indirect, through one or more transactions, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party; (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party and/or any of its Subsidiaries; or (d) any other similar transaction or series of transactions involving a Party or any of its Subsidiaries;

“Active Customer” means with respect to Flutter, those customers who have deposited real money and have bet in the relevant reporting period. With respect to The Stars Group, a customer who played or used one of The Stars Group’s real-money offerings at least once during the applicable period, and excludes duplicate counting even if that customer is active across multiple lines of operation (i.e. poker, gaming and/or betting);

“Adjarabet” means the betting brand and business in Georgia and Armenia in which Flutter has an initial 51% controlling stake;

“Affiliate” means any Person that is affiliated with another Person in accordance with meaning of the Securities Act (Ontario);

“allowable capital loss” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders – Shareholders Resident in Canada – Taxation of Capital Gain or Capital Loss”;

“Arrangement” means the arrangement pursuant to Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, pursuant to which Flutter shall acquire all of the issued and outstanding share capital of The Star Group, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment is acceptable to Flutter and The Star Group, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement between The Stars Group and Flutter dated October 2, 2019, providing for, among other things, the Plan of Arrangement and the Arrangement and all amendments thereto;

“Arrangement Resolution” means a special resolution of the Shareholders in respect of the Arrangement to be considered at the Meeting, the full text of which is set forth in Appendix A to this Information Circular;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, license, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over such Person;

“Barclays” means Barclays Capital Canada Inc.;

“Barclays Engagement Agreement” has the meaning given to it under the heading “The Arrangement – Fairness Opinions – Barclays Capital Canada Inc.”;

“Barclays Fairness Opinion” has the meaning given to it under the heading “The Arrangement – Fairness Opinions – Barclays Capital Canada Inc.”;

“BetEasy” means the operations of TSG Australia Pty Ltd, incorporated in Australia, and its subsidiaries and affiliates;

“Betfair” means the online gambling company incorporated in the UK, wholly owned by Flutter;

“Betfair Australia” means Betfair Pty Limited incorporated in Australia with Australian Company Number 110 084 985;

“Betfair Casino” means the online casino betting service operated by Betfair;

“Betfair Exchange” means the Betfair betting exchange, which is based on the concepts and systems underpinning an order-based stock exchange model and which enables customers to bet at odds sought by themselves or offered by other customers instead of against a traditional bookmaker;

“Blakes” means Blake, Cassels & Graydon LLP;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“BMO Engagement Agreement” has the meaning given to it under the heading “The Arrangement - Fairness Opinions – BMO Capital Markets”;

“BMO Fairness Opinion” has the meaning given to it under the heading “The Arrangement – Fairness Opinions – BMO Capital Markets”;

“Board” or “Board of Directors” means the board of directors of The Stars Group;

“Boyd” means Boyd Interactive Gaming LLC;

“Breaching Party” has the meaning given to it under the heading “Summary of Arrangement Agreement – Covenants – Covenants relating to Notice-and-Cure Provisions”;

“Brexit” means the withdrawal of the UK from the EU;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which major banks are closed for business in Toronto, Ontario, Canada, Dublin, Ireland, or London, United Kingdom;

“CCSS” means the CREST Courier and Sorting Service, established by Euroclear UK & Ireland to facilitate, inter alia, the deposit and withdrawal of certificated securities;

“CDS” means CDS Clearing and Depository Services Inc.;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Section 183(2) of the OBCA after the Articles of Arrangement have been filed;

“CGT” has the meaning given to it under the heading “Certain Irish Tax Considerations for The Stars Group Shareholders – Irish Tax on Chargeable Gains”;

“Code” has the meaning given to it under the heading “Certain U.S. Federal Income Tax Considerations for The Stars Group U.S. Shareholders”;

“Combined Group” means the combined group of The Stars Group and its subsidiaries and Flutter and its subsidiaries following completion of the Arrangement;

“Common Shares” means common shares in the capital of The Stars Group;

“Companies Act” means the Companies Act 2014 of Ireland, and every statutory modification and re-enactment of such legislation for the time being in force;

“Computershare” means Computershare Investor Services Inc.;

“Consideration” means 0.2253 of a Flutter Share per Common Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, indenture, bond, mortgage, deed of trust, instrument, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List) in Ontario, Canada or other court as applicable;

“COVID-19” means the novel coronavirus (SARS-CoV-2) and related respiratory disease (coronavirus disease (COVID-19));

“CRA” means the Canada Revenue Agency;

“CREST” means the computerized settlement system operated by Euroclear UK and Ireland Limited to facilitate the transfer of title to securities in uncertificated form which constitutes a relevant system for the purposes of the 1996 Regulations;

“CSA” means the Canadian Securities Administrators;

“Demand for Payment” has the meaning given to it under the heading “Dissenting Shareholders’ Rights”;

“Dial-a-Bet” means a telephonic betting service provided by Flutter;

“Depositary” means Computershare Investor Services Inc. or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Common Shares;

“Director” means the Director appointed pursuant to Section 278 of the OBCA;

“Disclosure and Transparency Rules” means the Disclosure and Transparency Rules of the FCA in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000 of the United Kingdom and contained in the UK Listing Authority’s publication of the same name;

“Dissent Rights” means the rights of registered Shareholders to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Common Shares in respect of which the holder dissents, all in accordance with the provisions of Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order;

“Dissent Shares” means the Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholders” means registered Shareholders who validly exercise the Dissent Rights with respect to the Arrangement Resolution provided to them under the Interim Order, which exercise of Dissent Rights has not been withdrawn, or is not deemed to have been withdrawn, before the Effective Time;

“DPSPs” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders – Eligibility for Investment in Canada – Flutter Shares”;

“DTC” means The Depository Trust Company;

“DWT” has the meaning given to it under the heading “Certain Irish Tax Considerations for The Stars Group Shareholders – Income Tax on Dividends Paid on Flutter Shares”;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system;

“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate;

“Effective Time” means 3:00 a.m. (Toronto time) on the Effective Date, or such other time as The Stars Group and Flutter agree to in writing before the Effective Date in accordance with the terms of the Arrangement Agreement;

“EU” means the European Union;

“EU IFRS” means International Financial Reporting Standards as adopted by the European Union and (i) in respect of Flutter’s statutory annual financial statements, as applied in accordance with the provisions of the Companies Act, and (ii) in respect of Flutter’s interim financial statements, as applied in accordance with Irish Transparency Law and with IAS 34, as adopted by the European Union;

“EU Prospectus Regulation” means Regulation (EU) No 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC;

“Euronext Dublin” means The Irish Stock Exchange plc, trading as Euronext Dublin;

“Euronext Dublin Listing Rules” means Rule Book II of Euronext Dublin relating to admission to the Official List of Euronext Dublin (which will, for the avoidance of doubt, include such provisions of Rule Book I: Harmonised Rules of Euronext specified and incorporated into such Euronext Dublin Listing Rules);

“Euronext Dublin Market” means the Euronext Dublin market operated by Euronext Dublin;

“Fairness Opinions” means collectively, the BMO Fairness Opinion, the Barclays Fairness Opinion and the Moelis Fairness Opinion;

“FanDuel” means the US-based bookmaker and daily fantasy sports provider, majority owned by Flutter;

“FanDuel Group” means Flutter’s US division, following the acquisition of FanDuel;

“Fastball” means Fastball Holdings LLC;

“FCA” means the United Kingdom Financial Conduct Authority or its successor from time to time;

“Filing Date” means the third Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until such date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of such date) set forth in Article 6 of the Arrangement Agreement, unless another time or date is agreed to in writing by the Parties;

“Filing Time” 8:00 a.m. on the Filing Date, or at such other time as may be agreed to by the Parties;

“Final Order” means the final order of the Court pursuant to Section 182(5) of the OBCA in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“Flutter” means Flutter Entertainment plc, a public limited company existing under the Laws of Ireland;

“Flutter Board” means the board of directors of Flutter, as the same is constituted from time to time;

“Flutter Change in Recommendation” has the meaning given to it under the heading “Summary of Arrangement Agreement – Termination and Amendment of Arrangement Agreement – Termination”;

“Flutter Disclosure Letter” means the disclosure letter dated as of October 2, 2019 and delivered by Flutter to The Stars Group with the Arrangement Agreement;

“Flutter Dividend Adjustments” has the meaning given to it under the heading “ The Arrangement – Background to the Arrangement”;

“Flutter Final 2019 Dividend” has the meaning given to it under the heading “ The Arrangement – Background to the Arrangement”;

“Flutter Employee Share Plans” means the Betfair Group plc 2009 Long Term Incentive Plan, the Betfair Group plc Deferred Share Incentive Plan, the Flutter Entertainment plc Sharesave Scheme (together with the Australia, Bulgaria, Gibraltar, Italy, Malta, Portugal, Romania, UK and US Schedules), the Flutter Entertainment plc 2015 Long Term Incentive Plan (together with the Australian and US Appendices and the Clawback Appendix); the Flutter Entertainment plc 2015 Medium Term Incentive Plan (together with the Australian and US Appendices and the Clawback Appendix); the Flutter Entertainment plc 2015 Deferred Share Incentive Plan (together with the Australian and US Appendices and the Clawback Appendix), the Flutter Entertainment plc 2015 Restricted Share Plan (together with the Australian and US Appendices and the Clawback Appendix) and the TSE Holdings Ltd FanDuel Group Parent LLC Non-Resident Employee Share Award Agreements, each as amended, operated by Flutter;

“Flutter Group” means Flutter and its Subsidiaries and, where the context permits, each of them;

“Flutter Interim 2020 Dividend” has the meaning given to it under the heading “ The Arrangement – Background to the Arrangement”;

“Flutter Meeting” means the extraordinary general meeting of Flutter Shareholders, including any adjournment or postponement thereof in accordance with the Arrangement Agreement, expected to be held on or around April 21, 2020 to consider the Flutter Resolutions and certain of the Flutter Optional Resolutions which are proposed for consideration at the meeting;

“Flutter Option” means any subsisting option or other right to acquire Flutter Shares granted under the Flutter Employee Share Plans;

“Flutter Optional Resolutions” means the resolutions of the Flutter Shareholders, which may be considered at the Flutter Meeting substantially in the form set out in Part 2 of Schedule B to the Arrangement Agreement;

“Flutter Projections” has the meaning given to it under the heading “Risk Factors – Risk Factors Relating to the Arrangement”;

“Flutter Proposed Directors” means a director of Flutter proposed by Flutter and agreed to by The Stars Group, acting reasonably, for appointment to the Flutter Board at the Effective Time;

“Flutter Public Documents” means all public filings and/or announcements by (or on behalf of) Flutter since December 31, 2017, which are available on the regulatory news section of the website of the LSE and all documents made publicly available in accordance with Irish Transparency Law by (or on behalf of) Flutter since December 31, 2017;

“Flutter Resolutions” means the ordinary resolutions of the Flutter Shareholders, which are to be considered at the Flutter Meeting substantially in the form set out in Part 1 of Schedule B to the Arrangement Agreement;

“Flutter RSUs” means restricted share units issued under the relevant Flutter Employee Share Plans;

“Flutter Shareholder Approval” means the approval of a simple majority of Flutter Shareholders of the Flutter Resolutions;

“Flutter Shareholders” means holders of Flutter Shares;

“Flutter Shares” means the ordinary shares of Flutter;

“Flutter Termination Payment Event” has the meaning given to it under the heading “Summary of Arrangement Agreement – Termination and Amendment of Arrangement Agreement – Termination Fees”;

“Former Stars Shareholder” means, at and following the Effective Time, a holder of Common Shares immediately prior to the Effective Time;

“FOX” means FOX Corporation;

“FOX Bet” means an online and mobile sports betting product developed between The Stars Group and FOX Sports;

“FOX Sports” means the sports programming division of FOX;

“Freshfields” means Freshfields Bruckhaus Deringer LLP;

“Gaming Approvals” means the Gaming Notices and Gaming Consents;

“Gaming Consents” means the following notices, approvals, decisions, clearances and confirmations (including by way of any expiration, waiver or termination of any relevant waiting period in relation to any Governmental Entity): (i) Australia – Northern Territory Racing Commission approval; (ii) Isle of Man – Isle of Man Gambling Supervision Commission approval; (iii) New Jersey – New Jersey Division of Gaming Enforcement approval; and (iv) Pennsylvania – Pennsylvania Gaming Control Board approval.

“Gaming Notices” means the following notices, approvals, decisions, clearances and confirmations (including by way of any expiration, waiver or termination of any relevant waiting period in relation to any Governmental Entity): (i) Denmark – Danish Gambling Authority approval; (ii) Belgium – Belgium Gaming Commission notification; (iii) Bulgaria – Bulgarian State Commission on Gambling notification; (iv) Czech Republic – Czech Republic State Supervision of Gambling and Lotteries Department notification; (v) Estonia – Estonian Tax and Customs Board notification; (vi) France – ARJEL notification; (vii) Germany (Schleswig Holstein) - Schleswig Holstein Ministry of the Interior notification; (viii) Greece – Hellenic Gaming Commission notification; (ix) Ireland – Irish National Excise Licence Office notification; (x) Italy – ADM notification; (xi) Portugal – SRIJ notification; (xii) Romania – ONJN notification; (xiii) Spain – DGOJ notification; (xiv) UK – UK Gambling Commission notification and post-closing approval; and (xv) Alderney – Alderney Gambling Control Commission notification.

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner board, ministry, minister, bureau, division or agency, domestic or foreign; (b) any stock exchange, including TSX, NASDAQ, LSE and Euronext Dublin; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Information Circular” means this management information circular dated March 26, 2020, together with all Appendices hereto, distributed to the Shareholders in connection with the Meeting;

“Interim Order” means the interim order of the Court dated March 13, 2020 pursuant to Section 182(5) of the OBCA, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably, a copy of which order is attached as Appendix G to this Information Circular;

“Irish Transparency Law” has the meaning given to the term “transparency (regulated markets) law” in Section 1379(1) of the Companies Act;

“Laurel Hill” refers to Laurel Hill Advisory Group, The Stars Group’s proxy solicitation agent and shareholder communications advisor;

“Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be delivered by the Corporation to the registered Shareholders together with this Information Circular providing for the delivery of Common Shares to the Depositary;

“Link” means Flutter’s registrar, Link Registrars Limited;

“Listing Rules” means the Listing Rules and regulations of the FCA made under Part VI of FSMA as amended from time to time;

“LSE” or “London Stock Exchange” means London Stock Exchange plc;

“Matching Period” has the meaning given to it under the heading “Summary of Arrangement Agreement – Non-Solicitation – Implementation of Superior Proposal”;

“Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, capital, assets, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its Subsidiaries, taken as a whole, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(i)	any change or development affecting the industries or markets in which such Party and its Subsidiaries operate;

(ii)	any change or development in general economic, business or regulatory conditions or in national or global financial, credit, currency or securities markets, including any regulatory developments in markets in which such Party or its Subsidiaries operate or derive revenue;

(iii)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(iv)	any change in EU IFRS or IFRS, as applicable;

(v)	any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of such Party or any of its Subsidiaries with any Governmental Entity or any of their current employees, customers, players, securityholders, financing sources, vendors, distributors, suppliers or partners, in each case only to the extent resulting from the announcement of the Arrangement Agreement or the Arrangement or the implementation of the Arrangement;

(vi)	actions or inactions expressly required by the Arrangement Agreement (excluding any obligation to act in the ordinary course of business) or that are taken with the prior written consent of the other Party;

(vii)	any change in the market price or trading volume of any securities of such Party (it being understood, without limiting the applicability of paragraphs (i) through (vi), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any stock exchange on which any securities of such Party trades;

(viii)	the failure, in and of itself, of such Party to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood, without limiting the applicability of paragraphs (i) through (vi), that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(ix)	relates to or arises out of a matter that has, prior to the date of the Arrangement Agreement, been disclosed to the other Party or publicly disclosed in the Stars Public Documents or Flutter Public Documents, as applicable (provided that the event, change, occurrence, effect or state of facts at issue is, in each case, reasonably apparent from such disclosure);

(x)	any change or announcement of potential change in the credit ratings in respect of such Party or any of its Subsidiaries (it being understood that the causes underlying such change in ratings may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(xi)	any claim, action, inquiry, proceeding or investigation, or threatened claim, action, inquiry, proceeding or investigation, relating to the Arrangement Agreement or the Arrangement; or

(xii)	any adoption, proposed implementation or change of applicable Law, or in the interpretation thereof, by any Governmental Entity.

provided, however, that (A) any such event, change, occurrence, effect or state of facts referred to in clauses (i) - (iv) or (xii) above does not disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which such Party and its Subsidiaries operate; and (B) references in the Arrangement Agreement to dollar or Sterling amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred;

“Material Contracts” means (a) in respect of a Party, any Contract, (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party; or (ii) that is a collective bargaining agreement, a labour union Contract or any other memorandum of understanding or other agreement with a union; (b) in respect of The Stars Group only, the Contracts identified in Section 1.1 of the Arrangement Agreement under the heading “Material Contracts” in the Stars Disclosure Letter; and (c) in respect of Flutter only, the Contracts identified in Section 1.1 of the Arrangement Agreement under the heading “Material Contracts” in the Flutter Disclosure Letter;

“Meeting” means the special meeting of Shareholders (including any adjournment(s) or postponement(s) thereof permitted under the Arrangement Agreement) that is to be convened to consider and, if deemed advisable, to approve the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Moelis” means Moelis & Company LLC;

“Moelis Engagement Agreement” has the meaning given to it under the heading “The Arrangement – Fairness Opinions – Moelis & Company LLC”;

“Moelis Fairness Opinion” has the meaning given to it under the heading “The Arrangement – Fairness Opinions – Moelis & Company LLC”;

“NASDAQ” means the NASDAQ Global Select Market;

“Non-Claiming Shareholder” has the meaning given to it under “Arrangement Mechanics – Share Exchange Mechanics – Registered Shareholders – Letter of Transmittal”;

“Non-Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders – Shareholders not Resident in Canada”;

“Notice of Dissent” has the meaning given to it under the heading “Dissenting Shareholders’ Rights”;

“OBCA” means the Business Corporations Act (Ontario), including the regulations promulgated thereunder, as amended from time to time;

“Offer to Pay” has the meaning given to it under the heading “Dissenting Shareholders’ Rights”;

“Outside Date” means October 31, 2020 or such later date as may be agreed to in writing by The Stars Group and Flutter; provided that either Party may, no later than 5:00 p.m. on the date that is not less than five Business Days immediately prior to the then Outside Date, elect to extend the Outside Date by delivering a written notice to the other Party stating that if on the Outside Date, the Regulatory Approvals and Gaming Consents have not been satisfied or waived but all other conditions to effect the Arrangement set forth in Article 6 (Conditions) of the Arrangement Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Filing Time), then the Outside Date shall be extended by ninety days; provided, further, that there shall be no more than two of such ninety-day extensions;

“Paddy Power” means the Irish online and retail bookmaker brand owned by Flutter;

“Parties” means The Stars Group and Flutter, and “Party” means either of them;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan” or “Plan of Arrangement” means the plan of arrangement in the form attached as Appendix B to this Information Circular, and any amendments or variations thereto made in accordance with Section 7.4 of the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of The Stars Group and Flutter, each acting reasonably;

“PokerStars” means an online poker cardroom owned by The Stars Group;

“Pre-Acquisition Reorganization” has the meaning given to it under the heading “Summary of Arrangement Agreement – Covenants – Covenants relating to Pre-Acquisition Reorganization”;

“Projections” has the meaning given to it under the heading “Risk Factors - Risk Factors Relating to the Arrangement”;

“Proposed Director” means a director of The Stars Group proposed by The Stars Group and agreed to by Flutter, acting reasonably, for appointment to the Flutter Board at the Effective Time;

“PRSI” has the meaning given to it under the heading “Certain Irish Tax Considerations for The Stars Group Shareholders”;

“RDSPs” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders – Eligibility for Investment in Canada – Flutter Shares”;

“Record Date” means March 13, 2020;

“Regulatory Approvals” means the regulatory approvals, decisions, clearances, confirmations and other requirements set out in Appendix I;

“Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders”;

“Restricted Jurisdiction” means any jurisdiction where local laws or regulations do not permit the offer, sale or delivery of Flutter Shares;

“RESPs” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders – Eligibility for Investment in Canada – Flutter Shares”;

“RRIFs” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders – Eligibility for Investment in Canada – Flutter Shares”;

“RRSPs” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders – Eligibility for Investment in Canada – Flutter Shares”;

“SBG” means Cyan Blue Topco Limited, a UK-based gambling company indirectly owned by The Stars Group, and its subsidiaries and affiliates;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholders” means the holders from time to time of Common Shares;

“Sky Bet” means SBG’s online betting brand;

“Sportsbet” means Flutter’s Australian subsidiary, Sportsbet Pty Limited with registered number 088326612;

“Stars Change in Recommendation” has the meaning given to it under the heading “Summary of Arrangement Agreement – Termination and Amendment of Arrangement Agreement – Termination”;

“Stars Disclosure Letter” means the disclosure letter dated as of October 2, 2019 and delivered by The Stars Group to Flutter with the Arrangement Agreement;

“Stars DSU” means a deferred share unit issued under the Stars Equity Plan;

“Stars Employee” has the meaning given to it under the heading “Summary of Arrangement Agreement – Covenants – Covenants relating to Employment Matters”;

“Stars Employee Share Plans” means the Stars Option Plan and the Stars Equity Plan;

“Stars Employee Stock Purchase Plan” means The Stars Group Inc. Stock Purchase Plan, dated August 2, 2017, as may be amended from time to time;

“Stars Equity Award” means each Stars RSU, Stars DSU, Stars PSU, or similar interest covering Common Shares granted pursuant to the Stars Equity Plan, but not including a Stars Option;

“Stars Equity Plan” means the equity incentive plan dated June 22, 2015, as amended, of The Stars Group;

“Stars Financial Advisors” means Barclays, Moelis and BMO Capital Markets;

“Stars Option” means an option to purchase Common Shares granted under the Stars Equity Plan and the Stars Option Plan;

“Stars Option Plan” means the stock option plan dated July 21, 2010, as amended, of The Stars Group;

“Stars PSU” means a performance share unit issued under the Stars Equity Plan;

“Stars Public Documents” means all documents publicly filed under the profile of The Stars Group on SEDAR and/or EDGAR since December 31, 2017;

“Stars RSU” means a restricted share unit issued under the Stars Equity Plan;

“Stars Termination Payment Event” has the meaning given to it under the heading “Summary of Arrangement Agreement – Termination and Amendment of Arrangement Agreement – Termination Fees”;

“Subsidiaries” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of a Subsidiary;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal to acquire all of the Common Shares or the Flutter Shares, as applicable, or all or substantially all of the consolidated assets of the Party that is the subject of the Acquisition Proposal and its Subsidiaries: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the board of directors of such Party, acting in good faith (after consultation with its financial advisors and outside legal counsel); (c) that is not subject to a due diligence and/or access condition; (d) that did not result from or involve a breach of the non-solicitation provisions of the Arrangement Agreement and (e) in respect of which the board of directors of such Party determines in good faith (after consultation with its outside financial advisors and outside legal counsel), taking into account all of the terms and conditions of such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to the shareholders of such Party than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to the terms of the Arrangement Agreement);

“Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, each as amended from time to time;

“Tax Proposals” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders”;

“taxable capital gain” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders – Shareholders Resident in Canada – Taxation of Capital Gain or Capital Loss”;

“TAB” or “TabCorp” means TabCorp Holdings, a gambling entertainment group based in Australia;

“TCA” has the meaning given to it under the heading “Certain Irish Tax Considerations for The Stars Group Shareholders”;

“Terminating Party” has the meaning given to it under the heading “Summary of Arrangement Agreement – Covenants – Covenants relating to Notice-and-Cure Provisions”;

“Termination Fee” means £60,140,976 (inclusive of any amounts in respect of VAT, if applicable, save to the extent specifically provided for in the Arrangement Agreement);

“Termination Notice” has the meaning given to it under the heading “Summary of Arrangement Agreement – Covenants – Covenants relating to Pre-Acquisition Reorganization”;

“TFSAs” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders – Eligibility for Investment in Canada – Flutter Shares”;

“The Stars Group” or the “Corporation” means The Stars Group Inc., a corporation existing under the OBCA;

“The Stars Group AIF” means the annual information form of The Stars Group dated February 27, 2020 for the year ended December 31, 2019;

“The Stars Group Annual Financial Statements” means the audited consolidated financial statements of The Stars Group, together with the notes thereto and the auditors’ reports thereon as at and for the years ended December 31, 2019 and 2018;

“The Stars Group Annual MD&A” means management’s discussion and analysis of the financial and operating results of The Stars Group for the year ended December 31, 2019;

“The Stars Group Projections” has the meaning given to it under the heading “Risk Factors – Risk Factors Relating to the Arrangement”;

“Transaction Committee” has the meaning given to it under the heading “Summary of the Arrangement – The Arrangement – Background to the Arrangement”;

“TSG Group” means The Stars Group and its Subsidiaries and, where the context permits, each of them;

“TSX” means Toronto Stock Exchange;

“TVG” or “TVG Network” means Flutter’s US online horseracing advanced deposit wagering business;

“UK” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Rules” means rules and regulations made by the FCA under Part VI of the Financial Services and Markets Act 2000 of the United Kingdom, and contained in the FCA’s publication of the same name (as amended from time to time);

“Unclaimed Flutter Shares” has the meaning given to it under “Arrangement Mechanics– Share Exchange Mechanics – Registered Shareholders – Letter of Transmittal”;

“USC” has the meaning given to it under the heading “Certain Irish Tax Considerations for The Stars Group Shareholders”;

“U.S. GAAP” has the meaning given to it under the heading “Presentation of Financial Information”;

“U.S. Holder” has the meaning given to it under the heading “Certain U.S. Federal Income Tax Considerations for The Stars Group U.S. Shareholders”;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“VAT” means value added tax; and

“VWAP” means volume-weighted average trading price.

MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by the management of The Stars Group for use at the Meeting, to be held on April 24, 2020 at the time and place and for the purposes stated in the Notice of Meeting, and at any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Flutter contained and incorporated by reference in this Information Circular, including but not limited to the information in Appendix K to this Information Circular, has been provided by Flutter. Although The Stars Group has no knowledge that would indicate that any of such information is untrue or incomplete, The Stars Group does not assume any responsibility for the accuracy or completeness of such information or the failure by Flutter to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to The Stars Group.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

Information contained in or otherwise accessed through The Stars Group’s website or Flutter’s website, or any website, other than those documents incorporated by reference herein and filed on SEDAR, does not constitute part of this Information Circular.

All summaries of, and references to, the Arrangement Agreement and the Arrangement or Plan of Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, of which a copy of the Arrangement Agreement is available under the Corporation’s SEDAR profile at www.sedar.com and a copy of the Plan of Arrangement is attached hereto as Appendix B. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Information Circular (including Appendices J, K and L hereto) but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”. The terms and abbreviations used in the Appendices to this Information Circular, other than in Appendices J, K and L, are defined separately therein. Information contained in this Information Circular is given as of March 26, 2020, unless otherwise specifically stated. Details of the Arrangement are set forth under the headings “Summary of Arrangement Agreement” and “The Arrangement”. For details of the matters to be considered by the Shareholders, see “Matters to be Considered at the Meeting”.

Caution Regarding Use of Non-IFRS/Non-EU IFRS Measures

This Information Circular and certain documents incorporated by reference herein make reference to certain non-IFRS and non-EU IFRS financial measures, as applicable, to assist in assessing The Stars Group’s and Flutter’s respective financial performance. Non-IFRS and non-EU IFRS financial measures do not have standard meanings prescribed by IFRS and EU IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-IFRS and non-EU IFRS financial measures should not be considered as an alternative to, or more meaningful than measures of financial performance as determined in accordance with IFRS and EU IFRS as an indicator of performance. For additional information regarding these non-IFRS and non-EU IFRS measures, including reconciliations, see the advisories in The Stars Group Annual MD&A, incorporated by reference herein, and Management’s Discussion and Analysis for Flutter, appended to this Information Circular as Schedule B of Appendix K.

Caution Regarding Forward-Looking Statements

This Information Circular contains certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities Laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including assumptions set forth in this Information Circular, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its Subsidiaries and their respective customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as at the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

In particular, this Information Circular (including Appendices J, K and L to this Information Circular) contains forward-looking statements pertaining to the following:

•	the perceived benefits of the Arrangement and expected attributes of the Combined Group resulting from the Arrangement, including but not limited to the Combined Group’s potential for financial cost and other operational synergies, potential to maximize profitable growth in core products across key markets, potential to be a global leader in promoting responsible gaming, potential to capture market share in US, potential for the Combined Group to be a globally diversified leader in online gaming, potential for benefiting from having an experienced and sophisticated board of directors and management and operational talent, opportunity to attain a podium position in additional regulated and other potentially high-growth markets, deleveraging and enhanced capital markets and financial profile with strategic flexibility and sustainable Shareholder returns and strategic positioning and balance sheet strength;

•	the timing of the Meeting, the Flutter Meeting and the Final Order;

•	the anticipated Effective Date;

•	the headquarters of the Combined Group;

•	the satisfaction of conditions for admittance of the Flutter Shares issuable pursuant to the Arrangement on the premium listing segment of the Official List of the FCA and on the Official List of Euronext Dublin and trading on LSE’s main market for listed securities and the Euronext Dublin Market and the timing thereof;

•	the composition of the Flutter Board and the identity of the Flutter executive officers following completion of the Arrangement;

•	the delisting of the Common Shares from the TSX and NASDAQ and the anticipated timing thereof;

•	the treatment of Shareholders under securities and tax Laws;

•	the anticipated ownership structure of the Combined Group on completion of the Arrangement;

•	the anticipated receipt of all required Regulatory Approvals, Gaming Approvals and other third party approvals for the Arrangement; and

•	the exercise of Dissent Rights by Shareholders with regards to the Arrangement.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•	the conditions to completion of the Arrangement may not be satisfied;

•	The Stars Group and Flutter may not receive the requisite approvals of their respective shareholders;

•	required regulatory and third-party approvals necessary to complete the Arrangement may not be obtained, or conditions may be imposed in connection with such approvals that will increase the costs associated with the Arrangement or have other negative implications for the Combined Group on a consolidated basis following completion of the Arrangement;

•	litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of The Stars Group or Flutter;

•	the Parties may discover previously undisclosed liabilities following the Effective Date;

•	the Arrangement Agreement may be terminated prior to the Filing Time;

•	The Stars Group may be required to pay the Termination Fee to Flutter in certain circumstances if the Arrangement is not completed;

•	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of The Stars Group and Flutter;

•	the anticipated benefits and value creation from the Arrangement may not be realized, or may not be realized in the expected timeframes;

•	dilution and share price volatility, including a material decrease in the trading price of the Flutter Shares, may occur;

•	there may be competing offers for The Stars Group or Flutter which arise as a result of or in connection with the proposed Arrangement;

•	the business of The Stars Group and Flutter may not be successfully integrated following completion of the Arrangement;

•	loss of key employees and the risk that the Combined Group may not be able to retain key employees of The Stars Group or Flutter following completion of the Arrangement;

•	risks relating to certain of the jurisdictions in which the TSG Group or the Flutter Group operates, in respect of which there have been recent changes and/or proposed changes in gaming, tax and/or other Laws;

•	the failure by a Party to comply with applicable Laws prior to completion of the Arrangement could subject the Combined Group to penalties and other adverse consequences following completion of the Arrangement; and

•	risks relating to the potential adverse effect of the recent COVID-19 pandemic, or the perception of its effects, on The Stars Group or Flutter.

With regards to the forward-looking statements in The Stars Group’s and Flutter’s documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained or incorporated by reference in this Information Circular are expressly qualified by this cautionary statement. Except as required by Law, The Stars Group does not undertake any obligation to publicly update or revise any forward-looking statements.

Readers should also carefully consider the matters discussed under the headings “Risk Factors”, “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders”, “Certain Irish Tax Considerations for The Stars Group Shareholders”, “Certain U.S. Federal Income Tax Considerations for The Stars Group U.S. Shareholders” and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein, including Appendices J, K and L, The Stars Group AIF and The Stars Group Annual MD&A. Additional information on these and other factors that could affect the operations or financial results of The Stars Group are included in documents available under The Stars Group’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on The Stars Group’s website at www.starsgroup.com. Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

Presentation of Financial Information

The financial statements of The Stars Group included and incorporated by reference in this Information Circular are presented in United States dollars and prepared in accordance with IFRS. Flutter’s financial statements included in this Information Circular are presented in British pound sterling and prepared in accordance with EU IFRS. IFRS and EU IFRS differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). There are no differences between the EU IFRS accounting policies and the IFRS accounting policies. The Stars Group has not reconciled, and has no intention to reconcile, any of such financial statement data to U.S. GAAP. As a result, such financial statements are not comparable to financial statements prepared in accordance with U.S. GAAP. The Stars Group’s and Flutter’s fiscal year-end is December 31. For a discussion of certain non-IFRS/non-EU IFRS measures contained in this Information Circular, see “Caution Regarding Use of Non-IFRS/Non-EU IFRS Measures”.

The unaudited consolidated pro forma income statement of the Combined Group for the year ended December 31, 2019 has been prepared to illustrate the effect of the Arrangement on the earnings of Flutter as if it had taken place on January 1, 2019. The unaudited consolidated pro forma statement of financial position of the Combined Group has been prepared to illustrate the effect of the Arrangement on the consolidated financial position of Flutter as at December 31, 2019 as if it had taken place on that date. See “Information Concerning the Combined Group”. Certain tables containing financial information in this Information Circular may not add due to rounding.

Notice to The Stars Group Shareholders Outside of Canada

The Stars Group is a corporation governed by the Laws of Ontario, Canada. The Stars Group has prepared this Information Circular in accordance with Canadian disclosure standards and the Arrangement is to be carried out in accordance with the applicable Laws in the Province of Ontario and the federal Laws of Canada applicable therein.

Shareholders who are not residents of Canada should be aware that the disposition of Common Shares pursuant to the Arrangement, and the acquisition, holding and disposition of Flutter Shares may have tax consequences in Canada, Ireland and/or in the jurisdiction in which they are resident which may not be described fully herein. The tax treatment of such Shareholders pursuant to the Arrangement is dependent on their individual circumstances and the tax jurisdiction applicable to such Shareholders. It is recommended that Shareholders consult their own tax, financial and legal advisors in this regard.

Notice to The Stars Group Shareholders in the United States

The Stars Group is a corporation governed by the Laws of Ontario, Canada and Flutter is a corporation governed and existing under the Laws of Ireland. The solicitation of proxies and the actions and/or transactions contemplated herein involve securities of a Canadian issuer and an Irish issuer and are being effected in accordance with provincial and Canadian corporate and securities Laws and, to the extent applicable, the Laws of Ireland. Shareholders should be aware that requirements under such provincial and Canadian Laws differ from requirements under U.S. corporate and securities Laws relating to U.S. corporations. The proxy rules under the 1934 Act are not applicable to a foreign private issuer such as The Stars Group and therefore this solicitation is not being effected in accordance with the proxy rules under the 1934 Act.

Financial statements and other financial information relating to the TSG Group referred to in this Information Circular have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards, which differ in certain respects from generally accepted accounting principles and auditing and auditor independence standards in the United States and therefore may not be comparable to financial statements of U.S. companies. Similarly, financial statements and other financial information relating to Flutter referred to in this Information Circular have been prepared in accordance with EU IFRS and are subject to Irish auditing and auditor independence standards, which differ in certain respects from generally accepted accounting principles and auditing and auditor independence standards in the United States and therefore may not be comparable to financial statements of U.S. companies.

The enforcement by investors of civil liabilities under U.S. federal securities Laws may be affected adversely by the fact that The Stars Group is incorporated or organized under the Laws of Ontario (Canada), certain of its officers and directors reside outside of the United States, most of its assets and the assets of such persons are located outside the United States, and certain of the experts identified herein are residents of Canada or otherwise located outside of the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon The Stars Group or Flutter, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States. In addition, Shareholders should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States.

THE SECURITIES OF FLUTTER TO BE ISSUED PURSUANT TO THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE FAIRNESS OR MERITS OF SUCH SECURITIES OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The securities of Flutter to be issued pursuant to the Arrangement will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof on the basis of the approval of the Court as described under “Principal Legal Matters – Certain U.S. Securities Law Matters”, and only to the extent that corresponding exemptions from the registration or qualification requirements of state “blue sky” securities Laws are available and, as a consequence, will not be registered under such act or under the securities Laws of any state or other jurisdiction of the United States.

Shareholders that are U.S. Shareholders should be aware that a disposition of Common Shares pursuant to the Arrangement, and the acquisition, holding and disposition of Flutter Shares, will have U.S. tax consequences. See “Certain U.S. Federal Income Tax Considerations for The Stars Group U.S. Shareholders”. The U.S. tax treatment of the Arrangement is subject to uncertainty. Accordingly, Shareholders that are U.S. Shareholders should consult their tax advisors with respect to the U.S. tax treatment of the Arrangement having regard to their particular circumstances.

Restricted Jurisdictions

Unless otherwise determined by Flutter or required by applicable law, and in such circumstances, only to the extent permitted by applicable law and regulation, no person will be permitted to receive Flutter Shares in, or from, a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of this Information Circular and all documents relating to the Arrangement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this Information Circular and all documents relating to the Arrangement (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of Flutter Shares under the Arrangement to Shareholders who are not resident in Canada or the United States may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in such jurisdictions should inform themselves of, and observe, any applicable legal or regulatory requirements. Flutter shall not be required to deliver Flutter Shares to any existing Shareholders located in a Restricted Jurisdiction. Instead, Flutter shall be entitled to deliver the Flutter Shares to which Shareholders in such Restricted Jurisdictions would otherwise have been entitled to a selling agent appointed by Flutter. The selling agent shall be directed to sell all the Flutter Shares delivered to it, and to deliver to each Shareholder in any such Restricted Jurisdiction its proportionate entitlement to the net cash proceeds of the sales of such Flutter Shares.

Currency Presentation and Exchange Rate Information

Unless otherwise stated, all currency amounts referred to in this Information Circular, including the financial statements and related financial information included in this Information Circular, are expressed in United States dollars. The financial statements and related financial information of Flutter included in this Information Circular are expressed in British pound sterling. References herein to “$” and to “US$” are to U.S. dollars, references herein to “£” are to British pound sterling, references herein to “€” are to Euros, and references herein to “CDN$” are to Canadian dollars.

The following table sets forth for the U.S. dollar, expressed in U.S. dollars per British pound sterling, Euro and Canadian dollars, in effect at the end of each period, as reported on Bloomberg: (i) the period end daily average exchange rate; (ii) the daily average exchange rate, and (iii) the high and low daily average exchange rates.

	Year Ended December 31,
	2019	2018	2017
	(U.S. dollars per British pound sterling)
Daily exchange rate at end of period	$1.3204	$1.2800	$1.3517
Daily average exchange rate	$1.2768	$1.3357	$1.2884
High for period	$1.3381	$1.4322	$1.3588
Low for period	$1.2034	$1.2562	$1.2065

	Year Ended December 31,
	2019	2018	2017
	(U.S. dollars per Euro)
Daily exchange rate at end of period	$1.1234	$1.1450	$1.1993
Daily average exchange rate	$1.1196	$1.1815	$1.1293
High for period	$1.1535	$1.2493	$1.2060
Low for period	$1.0889	$1.1261	$1.0385

	Year Ended December 31,
	2019	2018	2017
	(U.S. dollars per Canadian dollar )
Daily exchange rate at end of period	$0.7696	$0.7337	$0.7975
Daily average exchange rate	$0.7536	$0.7720	$0.7710
High for period	$0.7696	$0.8147	$0.8273
Low for period	$0.7331	$0.7337	$0.7262

On March 25, 2020, the rate of exchange for U.S. dollars per British pound sterling was $1.1832 equals £1.00, the rate of exchange for U.S. dollars per Euro was $1.0827 equals €1.00, and the rate of exchange for U.S. dollars per Canadian dollar was $0.6968 equals CDN$1.00. Foreign exchange rate fluctuations are likely to occur from time to time, and The Stars Group does not make any representation with respect to future currency values. Shareholders should consult their own advisors with respect to the potential risk of currency fluctuations.

Industry and Market Data

Unless otherwise indicated, information contained in this Information Circular concerning the industry and the markets in which The Stars Group and Flutter operate, including concerning general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that The Stars Group has made that are based on such data and other similar sources and on our knowledge of the markets for its and Flutter’s respective products and services. This data involves a number of assumptions and limitations, and Shareholders are cautioned not to give undue weight to such estimates. The Stars Group has not independently verified any third-party information and cannot assure Shareholders of its accuracy or completeness. While The Stars Group believes the market position, market opportunity and market size information included in this Information Circular is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of The Stars Group’s and Flutter’s future performance and the future performance of the industry in which The Stars Group and Flutter operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this Information Circular, including Appendices K and L to this Information Circular. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by The Stars Group.

Trademarks

This Information Circular contains references to The Stars Group’s and Flutter’s trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this Information Circular may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that The Stars Group will not assert, to the fullest extent under applicable Law, its rights or the rights of the applicable licensor to these trademarks and trade names. Other trademarks and tradenames appearing in this Information Circular are the property of their respective holders. The Stars Group does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of The Stars Group by, any other companies.

Summary of the Arrangement

The following is a summary of certain information contained in this Information Circular, including its appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular, including its appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Information Circular. Shareholders are urged to read this Information Circular and its appendices carefully and in their entirety.

Purpose of the Shareholder Meeting

The purpose of the Meeting is for Shareholders to consider, pursuant to the Interim Order of the Court dated March 13, 2020, and, if deemed advisable, to approve, with or without variation, the Arrangement Resolution, the full text of which is set forth in Appendix A to the Information Circular, to approve the Plan of Arrangement whereby, among other things, Flutter will acquire all of the issued and outstanding Common Shares of The Stars Group, all as more particularly described in the Information Circular; and to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Date, Time and Place

The Meeting will be held at the Hotel Fairmont Royal York, located at 100 Front Street West, Toronto, Ontario, Canada M5J 1E3 in the Confederation 3 room, at 10:00 a.m. (Toronto time), on April 24, 2020. Registered Shareholders and duly appointed proxyholders may also attend and vote at the Meeting via live audio webcast online at https://web.lumiagm.com/238137587.

Record Date

The Record Date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on March 13, 2020. Shareholders whose names have been entered in the register of holders of Common Shares by the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

The Arrangement

Background to the Arrangement

On October 2, 2019, The Stars Group and Flutter entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement. The Arrangement Agreement is the result of extensive arm’s length negotiations among representatives of The Stars Group, Flutter and their respective legal and financial advisors. This Information Circular contains information on the principal events leading up to the execution and public announcement of the Arrangement Agreement.

See “The Arrangement – Background to the Arrangement”.

Summary of the Arrangement

Under the terms of the Arrangement, Shareholders will be entitled to receive 0.2253 of a Flutter Share for each Common Share held by the Shareholders at the Effective Time. Upon completion of the Arrangement, current Flutter Shareholders are expected to own approximately 54.64% of the Combined Group and Shareholders are expected to own approximately 45.36% of the Combined Group on a fully diluted basis (excluding any out of the money options as at the date hereof). The Combined Group will be headquartered in Dublin, Ireland with a premium listing on the London Stock Exchange and a secondary listing on Euronext Dublin.

The Arrangement is conditional upon, among other things, the Arrangement Resolution being approved by at least 66⅔% of the votes cast by Shareholders, present in person or virtually or represented by proxy at the Meeting, Flutter Shareholder Approval, approval of the Plan of Arrangement by the Court, and Regulatory Approvals and Gaming Consents being obtained or waived.

See “The Arrangement – The Arrangement”.

Recommendation of the Board

Based on the Board’s consideration of, among other things, the Fairness Opinions and the recommendation of the Transaction Committee, the Board has UNANIMOUSLY determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Corporation, and has approved the Arrangement and the participation by the Corporation therein. Accordingly, the Board recommends UNANIMOUSLY that Shareholders vote IN FAVOUR of the Arrangement Resolution.

See “The Arrangement – Recommendation of the Board”.

Fairness Opinions

Each of Barclays, Moelis and BMO Capital Markets have opined, subject to the assumptions, limitations and qualifications and other matters set out in their respective Fairness Opinions, that, as of October 1, 2019, the Consideration payable by Flutter in connection with the Arrangement is fair, from a financial point of view, to Shareholders (in the case of the Moelis Fairness Opinion, other than Flutter and Dissenting Shareholders).

See “The Arrangement – Fairness Opinions”.

Reasons for the Recommendation

Based on the Board’s consideration of, among other things, the Fairness Opinions, the Board has UNANIMOUSLY determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Corporation, and has approved the Arrangement and the participation by the Corporation therein. In making its recommendation, the Board considered numerous factors including, but not limited to, those listed below:

•	The Consideration. The Board believes that the value offered to Shareholders under the Arrangement is more favourable to Shareholders than the potential value that could result from remaining an independent publicly traded company.

•	Significant value for Shareholders, including through the realization of material cost synergies. The Board believes the Arrangement will result in material cost synergies, which underpins the strategic rationale for the transaction, and opportunities for significant value creation for Shareholders. The complementary nature of both Party’s businesses and the ability to leverage a global customer offering for the Combined Group are key drivers of the identified synergies.

•	All-share nature of the Arrangement. The all-share nature of the Arrangement provides Shareholders with the opportunity to participate in the significant near- and long-term upside potential of the Combined Group.

•	Historical market prices. The Board considered the historical market prices and trading information of the Common Shares and the Flutter Shares.

•	Significant shareholder support. In aggregate, Shareholders, including members of the Board, Caledonia (Private) Investments Pty Limited and ValueAct Holdings LP, holding approximately 23.44% of the outstanding Common Shares (on a fully-diluted basis) and the directors of Flutter have entered into voting support agreements pursuant to which each such Shareholder and director has agreed, subject to the terms thereof, to, among other things, vote in favour of the Arrangement Resolution or the Flutter Resolutions, as applicable.

•

Fairness Opinions. Each of Barclays, Moelis and BMO Capital Markets have opined, subject to the assumptions, limitations and qualifications and other matters set out in their respective Fairness Opinions, that, as of October 1, 2019, the Consideration payable by Flutter in connection with the Arrangement is fair, from a financial point of view, to Shareholders (in the case of the Moelis Fairness Opinion, other than Flutter and Dissenting Shareholders).

•	Current industry, economic and market conditions and trends. The Board considered current industry, economic and market conditions and trends and its expectations of the future prospects of the markets in which the Corporation operates, as well as information concerning the business, operations, assets, financial condition, operating results and prospects of the Corporation.

•	Impact on stakeholders. The Board conducted a stakeholder impact analysis whereby the directors of the Board considered, among other things, the interests of the Corporation’s stakeholders and concluded that, having regard to all relevant considerations, the Arrangement is in the best interests of the Corporation.

•	The potential to maximize profitable growth in core products across key markets of the UK, Ireland, and Australia. The Corporation expects the Arrangement to enhance profitability through synergies in the Parties’ respective key markets of the UK, Ireland and Australia and that the combined offering of Sky Bet, Paddy Power and Betfair in the UK and Ireland, and of Sportsbet and BetEasy in Australia should provide the Combined Group with access to trusted brands with a sustainable base of customers.

•	The opportunity for the Combined Group to attain a podium position in additional regulated and other potentially high-growth markets. Through the Arrangement, the Corporation expects that the Combined Group will attain a podium position in eight markets: the UK, Ireland, Australia, the U.S., Georgia, Spain, Italy and Germany.

•	The Combined Group’s position to potentially capture market share in the U.S. The Board believes that the Arrangement will provide the Combined Group with substantial infrastructure to support the acceleration of future product and service development and expansion in the U.S. market.

•	The potential for the Combined Group to be a globally diversified and resilient leader in online gaming. The Board believes that the Combined Group will be a leading sports wagering and online gaming operator globally serving over 100 countries, with the scale and global presence to take advantage of positive regulatory developments and mitigate future regulatory and other challenges, including the unexpected challenges resulting from the COVID-19 outbreak.

•	Deleveraging and enhanced capital markets and financial profile, with strategic flexibility and sustainable Shareholder returns. A strong cash generation profile is expected to result in appreciable deleveraging for the Combined Group.

•	The potential to be a global leader in promoting responsible gaming. The Corporation is an advocate for creating a culture of responsible gaming, by, among other things, building long-term sustainable relationships with its customers and utilizing technology to protect its customers, especially those at risk from potential harm. The Combined Group will be well placed to play a leading role in seeking industry progress in areas of concern from a regulatory perspective and to improve and lead industry standards for player protection by continuing to work collaboratively with regulators, while maintaining best-in-class responsible gaming product offerings.

•	Leadership and operational talent. The Board believes that the Combined Group will benefit from having an experienced and sophisticated board of directors and management and operational talent, including members drawn from both The Stars Group and Flutter.

•	Likelihood of greater consideration. Having regard to the regulatory constraints facing any potential acquiror, the magnitude of any acquisition of The Stars Group and the nature of The Stars Group’s business, as well as the potential synergies to be realized by the Combined Group, the Board believes that it is highly unlikely that any other party or parties would be capable of and prepared to pay greater consideration to acquire the Corporation than the Consideration offered under the Arrangement.

•	Continued equity participation. The Arrangement permits Shareholders to continue to hold an indirect equity interest in the business of the Corporation through ownership of Flutter Shares and to benefit from the synergies outlined above.

•	Standalone prospects. The Board considered the standalone prospects and challenges of the Corporation against the benefits outlined above.

The Board’s reasons for the recommendation contain forward-looking information and statements and are subject to various risks and assumptions. See “Caution Regarding Forward-Looking Statements”.

See “The Arrangement – Reasons for the Recommendation”.

Shareholder Approval

In order for the Arrangement to be effected, the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting.

See “The Arrangement – Shareholder Approval”.

Interest of Officers and Directors in the Arrangement

The Corporation is not aware of any director, executive officer or any person who, to the knowledge of the directors or officers of the Corporation, beneficially owns or controls or exercises discretion over shares carrying more than 10% of the votes attached to the Common Shares, or any associate or Affiliate of any of the foregoing, having any material interest, direct or indirect, in any transaction or proposed transaction since December 31, 2019, which has materially affected or would materially affect the Corporation or any of its Subsidiaries.

See “The Arrangement – Interest of Officers and Directors in the Arrangement”.

Voting Support Agreements

Each member of the Board has entered into voting support agreements with Flutter under which they have agreed, subject to certain termination rights, to vote the Common Shares held by them in favour of the Arrangement Resolution at the Meeting in respect of their own beneficial holdings totalling approximately 0.11% of the issued and outstanding Common Shares as at March 13, 2020. Flutter has also entered into a voting support agreement with each of Caledonia (Private) Investments Pty Limited and ValueAct Holdings LLP under which they have each agreed, subject to certain termination rights, to vote all of the Common Shares held by them in favour of the Arrangement Resolution at the Meeting, representing in total approximately 23.33% of the existing issued Common Shares as at March 13, 2020.

The directors of Flutter have entered into voting support agreements with The Stars Group under which they have agreed, subject to certain termination rights, to vote the Flutter Shares held by them in favour of the Arrangement in the relevant resolutions at the Flutter Meeting in respect of their own beneficial holdings totalling 20,552 Flutter Shares representing approximately 0.03% of existing issued Flutter Shares as at March 13, 2020.

See “The Arrangement – Voting Support Agreements”.

Effect on The Stars Group if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any consideration for any of their Common Shares in connection with the Arrangement and the Corporation will remain a reporting issuer and the Common Shares will continue to be listed on the TSX and the NASDAQ. The Arrangement Agreement requires that the Corporation pay the Termination Fee of £60,140,976 to Flutter in connection with the termination of the Arrangement Agreement, if the Arrangement is not completed as a result of certain prescribed events.

See “Risk Factors – Risk Factors Relating to the Arrangement” and “Summary of Arrangement Agreement – Termination and Amendment of Arrangement Agreement – Termination Fees”.

Principal Legal Matters

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court pursuant to the OBCA. Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order, which provides for the calling and holding of the Meeting, Dissent Rights for Shareholders and other procedural matters. Subject to the terms of the Arrangement Agreement and any applicable order of the Court, and if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Corporation intends to make an application to the Court for the Final Order to take place promptly following the Meeting.

See “Principal Legal Matters – Court Approval and Completion of the Arrangement”.

Certain Canadian Securities Law Matters

The Corporation is a reporting issuer (or its equivalent) in all provinces and territories of Canada and, accordingly, is subject to applicable securities Laws of such provinces and territories.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction, within the meaning of MI 61-101. In assessing whether the Arrangement could be considered a “business combination” within the meaning of MI 61-101, the Corporation reviewed all benefits or payments which related parties of the Corporation are entitled to receive, directly or indirectly, as a consequence of the Arrangement, to determine whether any of these benefits or payments constitute a “collateral benefit” for purposes of MI 61-101. To the knowledge of The Stars Group, no related party of The Stars Group, within the meaning of MI 61-101, together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares of The Stars Group, except for related parties who will not receive a “collateral benefit”, within the meaning of MI 61-101, as a consequence of the transactions contemplated by the Arrangement Agreement. Accordingly, the Corporation is of the view that the Arrangement is not a “business combination” within the meaning of MI 61-101.

See “ Principal Legal Matters – Certain Canadian Securities Law Matters”.

Certain U.S. Securities Law Matters

All Shareholders are urged to consult with their own legal advisors to ensure that the resale of Flutter Shares issued to them under the Arrangement complies with applicable U.S. federal and state securities Laws. Shareholders who resell Flutter Shares must also comply with the requirements of the securities Laws of any other countries that may be applicable to them.

Each of The Stars Group and Flutter is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act. Currently, the Common Shares are listed in the United States on NASDAQ in addition to being listed in Canada on the TSX. The Flutter Shares to be issued under the Arrangement will not be listed on NASDAQ or the TSX.

The Flutter Shares to be issued by Flutter pursuant to the Arrangement have not been and will not be registered under the 1933 Act and such issue will be effected in reliance on the exemption from registration afforded by Section 3(a)(10) under the 1933 Act and, to the extent available, corresponding exemptions under the securities Laws of each state of the United States in which U.S. Shareholders reside. Section 3(a)(10) of the 1933 Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear by a court or governmental authority expressly authorized by law to grant such approval and to hold such a hearing. Accordingly, the Final Order, if granted by the Court, will constitute the basis for the exemption from the registration requirements of the 1933 Act with respect to the Flutter Shares to be issued in connection with the Arrangement.

The resale rules under the 1933 Act applicable to Shareholders who receive Flutter Shares in the Arrangement are further summarized in this Information Circular.

See “Principal Legal Matters – Certain U.S. Securities Law Matters”.

Ongoing Reporting Obligations

Flutter is not currently a “reporting issuer” in any province or territory of Canada. Following the completion of the Arrangement, Flutter will become a “reporting issuer” within the meaning of applicable Canadian securities Laws in each of the provinces and territories of Canada and, as such, Flutter will be required to comply with the continuous and other timely disclosure requirements and securities rules under relevant Canadian securities Laws, in addition to its disclosure and other reporting obligations under applicable Irish and UK Law.

Following completion of the Arrangement, Flutter expects to qualify as a “designated foreign issuer” within the meaning of applicable Canadian securities Laws and, as such, expects to satisfy its ongoing Canadian reporting obligations by sending to Canadian holders of Flutter Shares and filing with the CSA the materials that it sends to Shareholders and files with the FCA, the Central Bank and Euronext Dublin, as applicable, pursuant to the applicable Laws, regulations and rules in Ireland and the United Kingdom. In addition, for such time as Flutter qualifies as a “designated foreign issuer”, Flutter Shareholders will not be subject to the Canadian early warning requirements pertaining to disclosure of beneficial ownership of 10% or more of any of Flutter’s voting or equity securities, provided such persons comply with the disclosure requirements relating to reporting of beneficial ownership of Flutter’s voting or equity securities pursuant to the Transparency Regulations and Rules, UK Listing Rules, the Disclosure and Transparency Rules, the Irish Listing Rules and any other applicable securities Laws. If Flutter does not qualify or ceases to qualify as a “designated foreign issuer” following completion of the Arrangement, including in circumstances where Canadian residents own, directly or indirectly, 10% or more of the total number of outstanding Flutter Shares (on a fully-diluted basis), Flutter would be required to file continuous disclosure documents in accordance with applicable Canadian securities Laws.

See “ Principal Legal Matters – Ongoing Reporting Obligation”.

Summary of Arrangement Agreement

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains, among other things, covenants, representations and warranties of and from each of the Corporation and Flutter and various conditions precedent, both mutual and with respect to the Corporation and Flutter. Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available under The Stars Group’s profile on SEDAR at www.sedar.com.

Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement which are summarized in this Information Circular. These conditions include the Arrangement Resolution being approved by at least 66⅔% of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting, Flutter Shareholder Approval, approval of the Plan of Arrangement from the Court, and Regulatory Approvals and Gaming Consents being obtained or waived.

See “Summary of Arrangement Agreement – Conditions Precedent to the Arrangement”.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties for an agreement of this type, which are summarized in this Information Circular.

See “Summary of Arrangement Agreement – Representations and Warranties”.

Covenants

The Arrangement Agreement contains customary covenants for an agreement of this type, which are summarized in this Information Circular. Each of The Stars Group and Flutter have also agreed to certain customary negative and affirmative covenants relating to the operation of their respective business (including the business of their Subsidiaries) during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, including that each Party shall, and shall cause each of their respective Subsidiaries to, conduct its and their respective businesses only in, and not take any action except in, and maintain their respective facilities in, the ordinary course of business and use commercially reasonable efforts to preserve intact the business, and in the case of Flutter, its goodwill, and each of their assets and properties, to keep available the services of its executive officers and employees as a group and to maintain relationships consistent with past practice with customers, employees, governmental entities and others having business relationships with them, as in the ordinary course of business.

Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Corporation in relation to the conduct of its business prior to the Effective Time.

See “Summary of Arrangement Agreement – Covenants in Respect of the Conduct of Business” and “Covenants”.

Non-Solicitation

Each of the Parties is subject to restrictions on their ability to solicit proposals, to provide non-public information to, or participate or engage in discussions or negotiations with third parties or take certain other actions regarding any Acquisition Proposal, with customary exceptions for unsolicited Acquisition Proposals that the Board or Flutter Board, as applicable, determines in good faith are, or could reasonably be expected to lead to, a Superior Proposal.

See “Summary of Arrangement Agreement – Non-Solicitation”

Termination of the Arrangement Agreement

The Arrangement Agreement requires that the Corporation pay the Termination Fee of £60,140,976 to Flutter in connection with the termination of the Arrangement Agreement, if the Arrangement is not completed as a result of certain prescribed events.

The Arrangement Agreement may be terminated at any time prior to the Filing Time (notwithstanding Flutter Shareholder Approval or any approval of the Arrangement Agreement or of the Arrangement Resolution by Shareholders and/or by the Court, as applicable) by mutual written agreement of the Parties and by either Party, if: (A) the Filing Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement as provided in this paragraph will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Filing Time to occur by such Outside Date; (B) Shareholder approval is not obtained at the Meeting in accordance with the Interim Order; or (C) Flutter Shareholder Approval is not obtained at the Flutter Meeting. The Arrangement Agreement also contains termination rights in favour of each of Flutter and The Stars Group, all as more particularly described in this Information Circular.

See “Summary of Arrangement Agreement – Termination and Amendment of Arrangement Agreement”

Arrangement Mechanics

The Plan of Arrangement sets out certain procedures, events and transactions that must take place in order for the Arrangement to proceed. In particular, mechanics are established for exchanging Common Shares for the Consideration payable under the Arrangement, the delivery of the Consideration, the depositing of a duly completed Letter of Transmittal and other required documents by Former Stars Shareholders and the proper resolution of lost or unsurrendered share certificates.

See “Arrangement Mechanics”.

Share Exchange Mechanics – Registered Shareholders

Letter of Transmittal

Enclosed with this Information Circular is a Letter of Transmittal which is being delivered to all registered Shareholders. The Letter of Transmittal, when validly completed and duly executed and returned by a registered Shareholder to the Depositary with the certificate(s) representing the Shareholders’ Common Shares (if applicable) and any other required documents, will enable such Shareholders to receive the Consideration to which they are entitled pursuant to the Plan of Arrangement.

Delivery of Consideration

Subject to the satisfaction (or waiver) of the conditions precedent to the Arrangement as set forth in the Arrangement Agreement, at the Effective Time, Flutter will allot and issue and irrevocably deposit, for the benefit of the Shareholders (other than Dissenting Shareholders), with the Depositary a sufficient number of Flutter Shares to satisfy the aggregate Consideration payable to the Shareholders (other than Dissenting Shareholders) pursuant to the Arrangement.

Upon a registered Shareholder, other than a Dissenting Shareholder, submitting to the Depositary a duly completed and executed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or Flutter may reasonably require, such Shareholder will be entitled following the Effective Time to receive in exchange therefor, and the Depositary will deliver or cause to be delivered to such Shareholder, the Flutter Shares to which such Shareholder is entitled under the Plan of Arrangement for their Common Shares, any cash they are entitled to receive with respect to any fractional interests in Flutter Shares and any cash or other property they are entitled to receive with respect to any dividends or distributions which have a record date after the Effective Time, in each case, less any amounts deducted or withheld pursuant the Plan of Arrangement.

Registered Former Stars Shareholders will receive their Flutter Shares in certificated form. The Depositary will (a) arrange for the delivery of the certificates representing the Flutter Shares to the address such Shareholder has directed in his, her or its Letter of Transmittal (or if not completed, the address of such registered Former Stars Shareholder as shown on the central securities register of Shareholders dated as of the Effective Date) by first class mail or postage prepaid or (b) make such certificates representing the Flutter Shares available for pick up at the office of the Depositary.

Applicable Irish Laws provide that trusts may not be recorded in Flutter’s register of members as the registered holder of Flutter Shares. Accordingly, if you are a registered Shareholder that is a trust, you must provide registration instructions in your Letter of Transmittal that designate a holder that is not a trust (e.g. the trustee of the trust) as the registered holder of the relevant Flutter Shares in order to receive the Flutter Shares to which you are entitled pursuant to the Plan of Arrangement.

If the holder of a Flutter Share in certificated form wishes to hold his, her or its Flutter shares in uncertificated form (i.e. via CREST), then he, she or it will need to make arrangements with a CREST participant to deposit his, her or its Flutter Shares into CREST in accordance with the procedures set forth in the CREST manual. As the procedures for depositing Flutter Shares into CREST may vary between individual CREST participants, you are encouraged to seek advice from your broker, investment dealer or other intermediaries with respect to the process to be followed for depositing your Flutter Shares into CREST. The Depositary will not be involved in facilitating this process.

In the event that any registered Shareholder fails to submit the Letter of Transmittal in accordance with the instructions set out therein, they will not be eligible to receive their Flutter Shares pursuant to the Arrangement until such time as a duly completed Letter of Transmittal is submitted. Until such time, the Flutter Shares to which such Non-Claiming Shareholder would otherwise be entitled will be held by the Depositary in trust for such Non-Claiming Shareholder. Non-Claiming Shareholders should be aware that under the Plan of Arrangement in the event that a Non-Claiming Shareholder does not submit a Letter of Transmittal duly completed within three years less one day of the Effective Date, any entitlement of that Non-Claiming Shareholder to its Unclaimed Flutter Shares shall lapse, and such Unclaimed Flutter Shares together with any distributions or dividends paid thereon shall be surrendered to Flutter.

See “Arrangement Mechanics – Share Exchange Mechanics – Registered Shareholders”.

Share Exchange Mechanics – Non-Registered Shareholders

Shareholders whose Common Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary for instructions and assistance in depositing their Common Shares with the Depositary. Non-registered Shareholders do not need to return a Letter of Transmittal.

NON-REGISTERED SHAREHOLDERS SHOULD CONTACT THEIR BROKER, INVESTMENT DEALER OR OTHER INTERMEDIARY TO CONFIRM THAT THEIR BROKER, INVESTMENT DEALER OR OTHER INTERMEDIARY HAS MADE ARRANGEMENTS TO RECEIVE THE NUMBER OF FLUTTER SHARES REQUIRED TO SATISFY THE CONSIDERATION PAYABLE TO SUCH NON-REGISTERED SHAREHOLDER PURSUANT TO THE PLAN OF ARRANGEMENT INCLUDING, AS APPLICABLE, TO DEPOSIT FLUTTER SHARES INTO CREST VIA THE CCSS SERVICE. THE DEPOSITARY WILL NOT BE INVOLVED IN FACILITATING THIS PROCESS.

See “Arrangement Mechanics – Share Exchange Mechanics – Registered Shareholders”;

Information Concerning The Stars Group

The Stars Group is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings. The Stars Group’s primary business and source of revenue is its online gaming and betting business. This currently consists of the operations of Stars Interactive Group (e.g. PokerStars, PokerStars Casino and BetStars (soon to be PokerStars Sports)), Sky Betting & Gaming, and BetEasy.

See Appendix J attached to this Information Circular for detailed information concerning The Stars Group.

Information Concerning Flutter

Flutter is a highly diversified global online-led sports betting and gaming operator with over 7 million active customers globally. Flutter owns and operates a portfolio of betting brands including Paddy Power, Betfair, Sportsbet, TVG Network and FanDuel, and Adjarabet, maintaining podium positions, being a top 3 position in a relevant jurisdiction by reference to market share, in the majority of major markets in which the provision of betting and gaming services is regulated at the local, national or federal level and/or where Flutter holds a licence for the provision of online betting or gaming.

See Appendix K attached to this Information Circular for detailed information concerning Flutter.

Information Concerning the Combined Group

See Appendix L attached to this Information Circular for detailed information concerning The Combined Group.

Dissenting Shareholders’ Rights

Registered Shareholders may exercise rights of dissent with respect to their Common Shares in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA as modified by the Interim Order and the Arrangement Agreement provided that, notwithstanding subsection 185(6) of the OBCA, written notice setting forth such registered Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights must be received by The Stars Group not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days preceding the date of the Meeting, or in the event that the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Ontario) before the adjourned meeting is reconvened or the postponed meeting is convened. Shareholders may only exercise Dissent Rights under Section 185 (as modified by the Plan of Arrangement and the Interim Order) in respect of Common Shares which are registered in their name.

See “Dissenting Shareholders’ Rights”, Appendix F and Appendix G attached to this Information Circular for detailed information concerning Dissenting Shareholders’ Rights.

Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders

This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain Shareholders who, under the Arrangement, exchange one or more Common Shares for Flutter Shares. Any comments herein regarding such considerations are qualified in their entirety by reference to that summary. See “Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders”. Shareholders should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them in respect of the Arrangement.

Certain Irish Tax Considerations for The Stars Group Shareholders

This Information Circular contains a summary of certain Irish tax considerations generally applicable to certain Shareholders who, under the Arrangement, exchange one or more Common Shares for Flutter Shares. Any comments herein regarding such considerations are qualified in their entirety by reference to that summary. See “Certain Irish Tax Considerations for The Stars Group Shareholders”. Shareholders are urged to consult their tax advisors regarding the specific tax consequences of the Arrangement to them.

Certain U.S. Federal Income Tax Considerations for The Stars Group U.S. Shareholders

This Information Circular contains a summary of certain U.S. federal income tax considerations generally applicable to certain U.S. Holders who, under the Arrangement, exchange one or more Common Shares for Flutter Shares. Any comments herein regarding such considerations are qualified in their entirety by reference to that summary. See “Certain U.S. Federal Income Tax Considerations for The Stars Group U.S. Shareholders”. U.S. Holders are urged to consult their tax advisors regarding the specific tax consequences of the Arrangement to them.

Comparison of Shareholders’ Rights

Pursuant to the Plan of Arrangement, Shareholders will receive Flutter Shares in exchange for their Common Shares. The rights of Shareholders are currently governed by the OBCA and by The Stars Group’s constating documents. Since Flutter is an Irish company, the rights of Flutter Shareholders are governed by Irish law and by the constitution of Flutter. Although the rights and privileges of a shareholder of an Irish company are, in many instances, comparable to those of a shareholder of a corporation organized under the OBCA, there are several differences. See Appendix M to this Information Circular for a comparison of these rights. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Shareholders’ rights.

Risk Factors

In assessing the Arrangement, Shareholders should carefully consider the risks described in this Information Circular which relate to the Arrangement, the failure to complete the Arrangement and the post-Arrangement business and operations of the Combined Group. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be carefully considered in conjunction with the other information included in this Information Circular, including the documents incorporated by reference herein and documents filed by The Stars Group and Flutter pursuant to applicable Laws from time to time. See sections entitled “Risk Factors” in this Information Circular and in Appendices K and L to this Information Circular.

Unaudited Pro Forma Financial Information

The (i) unaudited consolidated pro forma income statement of the Combined Group for the year ended December 31, 2019 and (ii) the unaudited consolidated pro forma statement of financial position of the Combined Group as at December 31, 2019 have been prepared on the basis set out in the notes contained in Schedule A in Appendix L of this Information Circular and are based on the audited consolidated income statement and audited consolidated statement of financial position of Flutter as at and for the year ended December 31, 2019 and the audited consolidated statement of earnings and audited consolidated statement of financial position of TSG Group as at and for the year ended December 31, 2019.

The unaudited consolidated pro forma income statement of the Combined Group for the year ended December 31, 2019 has been prepared to illustrate the effect of the Arrangement on the earnings of Flutter as if it had taken place on January 1, 2019.

The unaudited consolidated pro forma statement of financial position of the Combined Group has been prepared to illustrate the effect of the Arrangement on the consolidated financial position of Flutter as at December 31, 2019 as if it had taken place on that date.

See Schedule A in Appendix L of this Information Circular for the (i) unaudited consolidated pro forma income statement of the Combined Group for the year ended December 31, 2019 and (ii) the unaudited consolidated pro forma statement of financial position of the Combined Group as at December 31, 2019 .

Expected Timetable of Principal Events

Unless otherwise indicated, the dates given in this expected timetable are based on The Stars Group’s current expectations and may change without further notice. The precise date for completion of the Arrangement is not ascertainable as at the date of this Information Circular as the Arrangement is subject to a number of conditions beyond the control of The Stars Group.

Expected Date/Time	Event
March 13, 2020 (Toronto time)(1)	Record Date for determining Shareholders entitled to vote at the Meeting
March 13, 2020(1)	Interim Order
April 21, 2020 at 5:00 p.m. (Toronto time)	Deadline for Broadridge to have received voting instruction forms from Shareholders
April 22, 2020 at 10:00 a.m. (Toronto time)	Deadline for Computershare Investor Services Inc. to have received proxy forms or voting instructions from Shareholders
April 21, 2020 at 11:00 a.m. (Irish time)	Flutter Meeting
April 24, 2020 at 10:00 a.m. (Toronto time)	Meeting of Shareholders
April 28, 2020 at 10:00 a.m. (Toronto time)	Court hearing in respect of the Final Order
Effective Date at 8:00 a.m. (London time) / 3:00 a.m. (Toronto time)(2)	Expected Effective Time of the Arrangement(3)

Notes:

(1)	These events have occurred and are not expected to be subject to further change.
(2)	The Corporation expects that the Common Shares will be delisted from the TSX promptly following the Effective Date.
(3)

The Depositary will arrange for the delivery of share certificate(s) representing the Flutter Shares to registered Former Stars Shareholders as soon as practicable following the Effective Date and upon receiving duly completed Letters of Transmittal along with the certificate(s) (if any) representing the registered Former Stars Shareholder’s Common Shares and any other required documents from such registered Former Stars Shareholder.

Matters to be Considered at the Meeting

At the Meeting, Shareholders will be asked to consider the Arrangement Resolution in the form set forth in Appendix A of this Information Circular. Shareholders are urged to review this Information Circular when considering the Arrangement Resolution. In particular, see, “The Arrangement”, “Principal Legal Matters” and “Summary of Arrangement Agreement”. For information relating to the impact of the Arrangement on The Stars Group and Flutter, see “Information Concerning the Combined Group” included in Appendix L.

The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting.

Unless otherwise directed, the person named in the accompanying form of proxy for the Meeting intends to vote in favour of the Arrangement Resolution.

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting.

Voting Information and General Proxy Matters

Solicitation of Proxies

Management of The Stars Group is soliciting the enclosed proxy and The Stars Group will bear the expenses of this solicitation. The Stars Group has engaged Laurel Hill Advisory Group to act as proxy solicitation agent and shareholder communications advisor with respect to the matters to be considered at the Meeting. The solicitation will be conducted primarily by mail but proxies may also be solicited personally, by advertisement, by telephone, by directors, officers or employees of The Stars Group and/or Laurel Hill Advisory Group or by any other means management may deem necessary. In connection with these services, Laurel Hill Advisory Group will receive a fee of $65,000 plus reasonable out-of-pocket expenses. The Stars Group shall directly deliver proxy documents to registered Shareholders through The Stars Group’s registrar and transfer agent, Computershare, and The Stars Group shall bear the cost of such delivery. The Stars Group will also reimburse brokers and other persons holding Common Shares on their behalf or on behalf of nominees for reasonable costs incurred in sending the proxy documents to non-registered Shareholders.

Voting Process

The voting process differs depending on whether you are a registered or non-registered Shareholder.

If you have Common Shares registered in your own name, you are a registered Shareholder. If you beneficially own Common Shares but they are not registered in your own name, you are a non-registered Shareholder. If your Common Shares are listed in an account statement provided to you by a broker, then it is likely that those Common Shares are not registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS, and DTC, the nominees for many brokerage firms, or their nominees.

Securities regulation requires brokers or agents to seek voting instructions from non-registered Shareholders in advance of the Meeting. Non-registered Shareholders should be aware that brokers or agents can only vote Common Shares if instructed to do so by the non-registered Shareholder. Your broker or agent will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your Common Shares are voted at the Meeting.

If you are a non-registered Shareholder receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your Common Shares at the Meeting, the voting instruction form or proxy must be returned to the broker or agent well in advance of the Meeting, as instructed by the broker or agent. If you wish to attend and vote your Common Shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

Record Date

The Record Date for determining those Shareholders entitled to receive notice and to vote at the Meeting is the close of business on March 13, 2020. Only registered and non-registered Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. No person becoming a registered or non-registered Shareholder after the Record Date shall be entitled to receive notice of the Meeting, nor can any registered or non-registered Shareholder vote Common Shares they acquire after the Record Date at the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting. As of the Record Date, there were 289,535,633 Common Shares issued and outstanding.

Appointment of Proxyholders

The person named as proxyholder in the enclosed form of proxy or voting instruction form, Mr. Gadhia, is the Executive Chairman of The Stars Group’s Board. You are entitled to appoint a person, who need not be a Shareholder, other than the person designated in the enclosed form of proxy, to represent you at the Meeting. If you are a registered Shareholder, such right may be exercised by inserting in the blank space provided in the form of proxy the name of the person to be designated or by completing another form of proxy and depositing the form of proxy with the registrar and transfer agent of The Stars Group, Computershare, located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, at any time before the proxy deadline, being 10:00 a.m. (Toronto time) on April 22, 2020 or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Ontario) before the adjourned meeting is reconvened or the postponed meeting is convened. Non-registered Shareholders should follow the instructions provided by their broker or agent and must return the form of proxy or voting instruction form as directed by their broker or agent sufficiently in advance of the proxy deadline to enable their broker or agent to act on it before the proxy deadline. The Stars Group reserves the right to accept late proxies and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy.

Revocation of Proxies

Only registered Shareholders may revoke their proxy by providing new voting instructions in a new proxy with a later date. Any new voting instructions, however, will take effect only if received prior to the proxy deadline. Registered Shareholders may also revoke their proxy without providing new voting instructions by giving written notice signed by such Shareholder, or by his or her attorney authorized in writing, to the registrar and transfer agent of The Stars Group, Computershare, located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than the close of business on the last Business Day preceding the day of the Meeting or any adjournment or postponement thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof or in any other manner permitted by law; provided that if the registered Shareholder is not an individual, the written notice must be signed by a duly authorized signatory of such Shareholder. Registered Shareholders may attend and vote in person or virtually at the Meeting, and if they do so, any voting instructions they previously gave for such Common Shares will be revoked.

Non-registered Shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their broker or agent in order to revoke their voting instructions and/or provide new voting instructions.

Exercise of Voting Rights by Proxies

The person named as proxy will vote or withhold from voting the Common Shares for which he or she is appointed in accordance with the instructions of the Shareholder appointing him or her. In the absence of such instructions, the proxy will vote such Common Shares in favor of all the matters identified in the attached Notice of Meeting, as applicable. The enclosed form of proxy confers discretionary authority upon the person named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment, variation or other matter that comes before the Meeting is routine or is contested. As at the date of this Information Circular, the management of The Stars Group knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting in Person at the Meeting

Registered Shareholders may attend and vote in person at the Meeting. Non-registered Shareholders wishing to attend and vote in person at the Meeting should follow the instructions provided by their broker or agent. If you are a Canadian resident non-registered Shareholder, you need only insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your broker or agent, and you should not complete the voting section of the proxy form or voting information form, as you will vote in person at the Meeting. If you are a United States resident non-registered Shareholder, you will likely be instructed to mark the appropriate box on the other side of the voting instruction form to request that your broker or agent issue and mail to you a legal proxy, and you will need to send the voting instruction form to your broker or agent, receive the legal proxy from your broker or agent and deposit the legal proxy with Computershare prior to the proxy deadline.

Attending and Voting Virtually at the Meeting

Registered Shareholders and duly appointed proxyholders may virtually attend the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins.

Shareholders and duly appointed proxyholders attending the Meeting online must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is the Shareholder’s and duly appointed proxyholder’s responsibility to ensure that they remain connected for the duration of the Meeting. Registered Shareholders and duly appointed proxyholders wishing to attend the Meeting online should allow ample time to check in. Online check-in will begin one hour prior to the Meeting on April 24, 2020, at 10:00 a.m. (Toronto time).

Registered Shareholders

Registered Shareholders and duly appointed proxyholders wishing to attend and to vote virtually at the Meeting should not complete or return the proxy form and should instead follow these steps:

1.	Log into https://web.lumiagm.com/238137587 at least 15 minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2.	Click on “I have a Login”.

3.	Enter your 15-digit Control Number as your username (on your proxy form).

4.	Enter the Password: stars2020

Registered Shareholders who currently plan to attend the Meeting should consider voting their Common Shares in advance so that their vote will be counted if they later decide not to attend the Meeting.

Registered Shareholders should note that if they participate and vote on any matter at the virtual Meeting they will revoke any previously submitted proxy.

Non-Registered Shareholders

Non-Registered Shareholders wishing to attend and to vote at the Meeting online or appoint a person (who need not be a Shareholder) to attend and act for him, her or it and on his, her or its behalf should instead follow these steps.

1.	Appoint yourself or the desired person to act on your behalf as a proxyholder. This step is necessary because the Corporation and Computershare do not have a record of the non-registered Shareholders of the Corporation and as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. In most cases, the non-registered Shareholder can appoint themselves as proxyholder by filling in his, her or its name in the space provided for designating a proxy on the voting instruction form sent by such Shareholder’s nominee and following the execution and return instructions provided by his, her or its nominee. It is not necessary to otherwise complete the form, as the Shareholder will be voting in person at the Meeting.

2.	Register with Computershare. A non-registered Shareholder must register themselves or the appointed proxyholder with Computershare by visiting https://www.computershare.com/starsgroup on or before 10:00 a.m. (Toronto time) on April 22, 2020. Computershare will ask for the non-registered Shareholder’s or appointed proxyholder’s contact information and will send such Shareholder or appointed proxyholder a user ID number (i.e., the Control Number) via email shortly after this deadline.

3.	Log into https://web.lumiagm.com/238137587 at least 15 minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

4.	Click on “I have a Login”.

5.	Enter your user ID number (i.e., the Control Number), which Computershare will have provided to you by email and enter the password: stars2020

Notwithstanding the foregoing, non-registered Shareholders located in the United States will generally have to first obtain a valid legal proxy from their intermediary and will need to submit such legal proxy to Computershare at 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by email at: uslegalproxy@computershare.com. For further details, a Shareholder should contact his, her or its intermediary directly. Additionally, requests for registration from non-registered Shareholders located in the United States that wish to attend and vote at the Meeting online must be deposited with Computershare by visiting https://www.computershare.com/starsgroup on or before 10:00 a.m. (Toronto time) on April 22, 2020. Once such legal proxy is deposited with Computershare in accordance with these instructions, such Shareholder should receive from Computershare a user ID number (i.e., the Control Number) via email shortly after this deadline and may then proceed with following instructions 4 and 5 above.

Interest of Certain Persons in Matters to Be Acted Upon

No director or executive officer of The Stars Group at any time since the beginning of The Stars Group’s last completed financial year, or any associate or Affiliate of any such director or executive officer, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Information Circular.

Voting Securities and Principal Holders Thereof

As at the Record Date, March 13, 2020, 289,535,633 Common Shares were issued and outstanding. To the knowledge of the Board and management of The Stars Group and based on publicly available information, as at March 13, 2020, no person owned or exercised control or direction over more than 10% of the issued and outstanding Common Shares except for Caledonia (Private) Investments Pty Limited, which held 53,925,897 Common Shares, representing approximately 18.62% of all the issued and outstanding Common Shares as of that date.

The Arrangement

The Arrangement

On October 2, 2019, The Stars Group and Flutter announced the entry into of the Arrangement Agreement providing for an all-share combination, to be implemented through an acquisition of all of the issued and outstanding Common Shares by Flutter, pursuant to a plan of arrangement under the OBCA. The Arrangement is conditional upon, among other things, the Arrangement Resolution being approved by at least 66⅔% of the votes cast by Shareholders, present in person or virtually or represented by proxy at the Meeting, Flutter Shareholder Approval, approval of the Plan of Arrangement by the Court, and Regulatory Approvals and Gaming Consents being obtained or waived.

Under the terms of the Arrangement, Shareholders will be entitled to receive 0.2253 of a Flutter Share for each Common Share held by the Shareholders at the Effective Time. Upon completion of the Arrangement, Flutter Shareholders are expected to own approximately 54.64% of the Combined Group and Shareholders are expected to own approximately 45.36% of the Combined Group on a fully diluted basis (excluding any out of the money options as at the date hereof). The Combined Group will be headquartered in Dublin, Ireland with a premium listing on the London Stock Exchange and a secondary listing on Euronext Dublin.

The Board has UNANIMOUSLY determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Corporation and has approved the Arrangement and the participation by the Corporation therein. Accordingly, the Board recommends UNANIMOUSLY that Shareholders vote IN FAVOUR of the Arrangement Resolution.

Background to the Arrangement

On October 2, 2019, The Stars Group and Flutter entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement. The Arrangement Agreement is the result of extensive arm’s length negotiations among representatives of The Stars Group, Flutter and their respective legal and financial advisors. Negotiations took approximately 12 weeks. The Board met formally in-person or by telephone nine times from July 11, 2019 until the announcement of the Arrangement Agreement. In addition, a Transaction Committee of the Board met formally in-person or by telephone 22 times from July 11, 2019 until announcement of the Arrangement Agreement. Members of the Board and Transaction Committee engaged in discussions with each other and with financial and legal advisors on numerous other occasions.

The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement Agreement.

The Board from time to time evaluates business alternatives and strategic opportunities available to the Corporation as part of its ongoing review and oversight of the Corporation’s business, with a view to the best interests of the Corporation. In connection with such evaluation process, management and under the supervision and direction of the Board, management from time to time participates in discussions with third parties regarding possible commercial arrangements, joint ventures, partnerships and other transactions. As part of this process, the Board has, from time to time, considered a variety of strategic alternatives available to the Corporation, including continuing the Corporation’s business strategy as a stand-alone entity, modifying the Corporation’s business strategy, strategic partnerships, potential acquisitions and combinations of the Corporation with various other industry participants and potential divestitures.

On July 2, 2019, Gary McGann, the Chairman of Flutter, called Divyesh (Dave) Gadhia, the Executive Chairman of The Stars Group, to advise Mr. Gadhia that Flutter would be interested in making a proposal for a negotiated business combination, but that they were not prepared to do so unless there could be a meeting of the Chief Executive Officers of each company. Following the call and after obtaining legal advice from Blakes, Mr. Gadhia contacted Alfred Hurley, the lead independent director, and David Lazzarato, the Chair of the Audit Committee and an independent director, regarding the call with Mr. McGann. They agreed that Rafi Ashkenazi, the Corporation’s Chief Executive Officer, should meet with Flutter’s Chief Executive Officer.

On the evening of July 8 and the morning of July 9, 2019, Mr. Ashkenazi met with Peter Jackson and Jonathan Hill, Flutter’s Chief Executive Officer and Chief Financial Officer, respectively, to discuss the two companies’ businesses, but no confidential information was exchanged. A representative of Blakes, counsel to the Corporation, and a representative of Freshfields, counsel to Flutter, joined the meeting by telephone for the portion of such meeting where regulatory matters were discussed.

On July 10, 2019, Mr. McGann called Mr. Gadhia and orally made an informal proposal for a “merger of equals” business combination involving the Corporation and Flutter, pursuant to which Shareholders would receive 43.5% of the equity of the Combined Group, the CEO and CFO of the Combined Group would be Mr. Jackson and Mr. Hill from Flutter and the COO would be Mr. Ashkenazi from the Corporation, the board of directors of the Combined Group would be balanced and drawn from both companies, the non-executive Chairman and non-executive Deputy Chairman of the Combined Group would be Mr. McGann and Mr. Gadhia, respectively, and the incorporation, name, listing and headquarters of the resulting company would be determined following negotiations.

On July 11, 2019, at a meeting of the Board, Mr. Gadhia outlined Flutter’s proposal with representatives of management and Blakes present. Blakes advised the Board of the duties and responsibilities of the directors in the context of the proposal. Blakes also outlined the alternatives available to the Board in response to the Flutter proposal, including not engaging further with Flutter, running a public auction, running a discrete auction, engaging in direct negotiation with Flutter on an exclusive or non-exclusive basis, or continuing the Corporation’s business strategy as a stand-alone entity (i.e. the status quo). The Board discussed these alternatives and unanimously agreed that it should sufficiently engage with Flutter in order to advance the proposal but that no decision would be made regarding how best to proceed with the alternatives available until such time as the Board received financial advice. The Board also agreed to establish a committee of directors (the “Transaction Committee”) to more expediently address matters which could arise in connection with evaluating and, if determined appropriate, negotiating the Flutter proposal. Following this decision, the Board discussed the appropriate size and composition of the Transaction Committee and concluded that each of Messrs. Gadhia, Hurley and Lazzarato would be appointed members of the Transaction Committee.

On July 11, 2019, the Corporation entered into a confidentiality agreement with Caledonia (Private) Investments Pty Limited, the largest shareholder of the Corporation, to advise it of the receipt of an informal proposal but not the economic terms and to discuss its initial interest in potentially supporting such a transaction and entering into a voting support agreement if the Board was to pursue such a transaction.

On July 12, 2019, Mr. Gadhia discussed alternatives for possible financial advisors with the members of the Transaction Committee. It was agreed that Mr. Gadhia should initially contact representatives of Barclays and Moelis to inquire whether they would be interested in making a proposal to be financial advisors to the Board.

On July 13, 2019, the chairman of a third party (the “Third Party”), which is a publicly traded company operating in the same industry as the Corporation, contacted Mr. Gadhia and expressed interest in discussing a possible nil or low premium “merger of equals” share for share transaction. A meeting between Mr. Ashkenazi and a representative of the Third Party had been previously scheduled for July 15, 2019. The members of the Transaction Committee, after having received advice from Blakes, agreed to permit such meeting to proceed. On July 15, 2019, Mr. Ashkenazi met with a representative of the Third Party to discuss the Corporation’s and the Third Party’s respective businesses, but no confidential information was exchanged.

The Transaction Committee met on July 15, 2019 to consider, among other things, alternatives for financial advisors to the Board. After determining the criteria to be applied for the selection of one or more financial advisors, considering the benefits of one versus two financial advisors, and discussing and considering a number of alternatives, the Transaction Committee unanimously agreed to retain Barclays and Moelis as co-financial advisors, subject to negotiating engagement letters on terms satisfactory to the Corporation (which were subsequently entered into with the financial advisors following a review of each financial advisor’s potential conflicts). There was also discussion regarding the possibility of retaining a third financial advisor whose compensation would not be contingent on the successful completion of a transaction. Messrs. Hurley and Lazzarato then met separately to consider conflicts of interest in connection with the negotiation of any transaction and the development of conflict guidelines and protocols for management.

Later in the day on July 15, 2019, Mr. Gadhia spoke to Mr. McGann and advised him that, while the Board felt that Flutter’s informal proposal was underwhelming, the Corporation intended to retain Barclays and Moelis as co-financial advisors to assist the Board in determining whether to engage in discussions with Flutter and on what terms.

On July 16, 2019, the Transaction Committee met and received an update regarding communications from the Third Party regarding its approach. The Transaction Committee instructed Barclays and Moelis to also undertake a review of a possible transaction with the Third Party as part of their preliminary financial analysis.

On July 22, 2019, the Transaction Committee met with members of management and representatives of Blakes and the financial advisors to consider Barclays and Moelis’ preliminary financial analysis. Barclays and Moelis jointly presented on the Flutter proposal, the Third Party approach, a comparative analysis of possible transactions with Flutter and the Third Party, and an analysis of other potential strategic options available to the Corporation including continuing the Corporation’s current business strategy as a stand alone entity. After management left the meeting, the Transaction Committee, together with the financial advisors, discussed and considered the Flutter proposal and the Third Party approach. The Transaction Committee concluded that, subject to due diligence and negotiation of an appropriate share exchange ratio, the proposed transaction with Flutter could be in the best interests of the Corporation and, accordingly, determined that the Corporation should engage in further discussions with Flutter. The Transaction Committee then discussed the approach from the Third Party and determined that the Corporation should not reject it but should not actively engage with the Third Party at that time and that the matter would be considered by the full Board.

On July 23, 2019, Mr. Gadhia called Mr. McGann and advised that the Transaction Committee would be prepared to recommend to the Board to engage in the next steps of discussion regarding a possible transaction, provided that Shareholders would receive 48.5% of the equity of the Combined Group. On July 27, Mr. McGann responded that Flutter would be prepared to proceed to next steps of discussions on the basis that Shareholders would receive 46.0% of the equity of the Combined Group.

On July 31, 2019, the Transaction Committee met with members of management and its financial and legal advisors. Each of Barclays and Moelis presented their respective preliminary financial analysis with regards to Flutter’s proposal. After management left the meeting, the Transaction Committee, together with the financial advisors, also discussed and considered possible alternative transactions, including the approach from the Third Party. The Transaction Committee discussed again the approach from the Third Party, including the strategic merits of such a transaction, the likelihood of the Third Party making a proposal similar to the Flutter proposal and risks associated with negotiating a transaction of this nature with multiple parties at the same time. After the financial advisors left the meeting, Blakes provided further guidance on the duties of the Board and members of the Transaction Committee in these circumstances under Canadian law. The Transaction Committee noted that the Flutter proposal was not a cash takeover but rather a share for share exchange under which shareholders would end up with a shareholding in the Combined Group. The Transaction Committee discussed various strategic options available to the Corporation, including whether to solicit expressions of interest for the sale of all or part of the Corporation from a party other than Flutter or the Third Party, and concluded that it was not in the best interests of the Corporation to do so at that time. The Transaction Committee also considered the Corporation’s possible response to the approach from the Third Party and determined that it would recommend to the Board that it was not in the best interests of the Corporation to actively engage with the Third Party at that time. The Transaction Committee also determined to make a counteroffer to Flutter’s proposal on the share of the equity of the Combined Group to be received by the Shareholders.

On August 1, 2019, Mr. Gadhia called Mr. McGann to respond to Flutter’s proposal with a modified proposed share exchange ratio that would result in Shareholders receiving more of the equity of the Combined Group.

On the morning of August 2, 2019, Mr. McGann called Mr. Gadhia to advise that, after consideration, Flutter’s best and last offer before agreeing to move to the next stage of consideration of the transaction would be that Shareholders would receive 46.5% of the equity of the Combined Group.

Later that day, the Transaction Committee met and discussed with Barclays and Moelis the Corporation’s alternatives in responding to Flutter. The Transaction Committee also discussed and considered, with the input of Blakes, retaining a financial advisor whose compensation would not be contingent on the successful completion of a transaction and determined to seek a proposal from BMO Capital Markets to act in such capacity.

Between August 2 and 4, 2019, representatives of the Corporation had further discussions with representatives of Flutter. On August 4, 2019, Mr. Gadhia advised Mr. McGann that the Transaction Committee was prepared to recommend to the Board that it approve proceeding to the next stage of the transaction involving, among other matters, due diligence based on Flutter’s most recent share exchange ratio proposal.

On August 5, 2019, the Corporation and Flutter entered into a confidentiality agreement.

On August 5, 2019, financial advisors to Flutter provided Barclays and Moelis with an outline of the proposed non-economic terms of the proposed transaction which, in turn, were considered by the Transaction Committee and the Corporation’s legal and financial advisors. These included that Flutter would be the surviving entity and that only a limited number of members of the Corporation’s Board would be added to the Flutter Board.

On August 7, 2019, the Board met to consider the proposed transaction with Flutter under which Shareholders would receive 46.5% of the equity of the Combined Group. Each of Barclays and Moelis presented an overview, and preliminary financial analysis, of the proposed transaction with Flutter. The Board had detailed discussions regarding the preliminary analysis and considered various matters affecting the proposed transaction. The Board, together with the financial advisors, then discussed and considered alternatives available to the Corporation, including the approach from the Third Party. The Board discussed the approach from the Third Party, including the strategic merits of such a transaction, the likelihood of the Third Party making a proposal similar to the Flutter proposal and risks associated with negotiating a transaction of this nature with multiple parties at the same time. Blakes provided guidance on the duties of the Board in these circumstances under Canadian law. The Board then unanimously agreed that it was not in the best interests of the Corporation to actively engage with the Third Party regarding such a transaction at that time.

On August 8, 2019, the Board met and further discussed the potential transaction with Flutter and, based on Flutter’s most recent share exchange ratio proposal, determined that the Corporation should proceed to the next stage of the transaction involving, among other matters, due diligence. The Board also formally confirmed the written mandate for the Transaction Committee, which authorized and empowered the Transaction Committee to, among other things: review, direct and supervise the process to be carried out by the Corporation and its professional advisors in assessing a potential transaction; consider and make recommendations to the Board with respect to any potential transaction or maintaining the status quo; coordinate and consult with management and professional advisors of and to the Corporation; request management to take such actions on behalf of the Corporation as the Transaction Committee considered necessary or advisable by reason of the fact that a potential transaction was under consideration; review and comment on any documentation and public disclosure to be made by the Corporation related to the potential transaction; and consider requests made to the Corporation for confidential information and authorize the release of such information if it considered appropriate, on such terms as it determined. The Board also confirmed the hiring of BMO Capital Markets as independent financial advisor.

During the week of August 11, 2019, business and legal due diligence meetings were held between representatives of Flutter and the Corporation and their respective legal and financial advisors in New York and Toronto. As part of these sessions, it was determined that under the Corporation’s agreements with FOX Sports in relation FOX Bet, the Corporation’s U.S. online betting business, and under Flutter’s agreements in relation to the FanDuel Group, Flutter’s primary U.S. online betting business, both the Corporation and Flutter had agreed to certain exclusivity arrangements that would need to be addressed in the context of the proposed transaction.

On August 21, 2019, the Board met to receive an update regarding the proposed transaction with Flutter. The Board considered the status of the transaction and, among other things, confirmed that the Board wished to continue to pursue the transaction.

On August 23, 2019, the Corporation entered into a confidentiality agreement with FOX to discuss the proposed transaction. On August 27, 2019, the Corporation advised FOX Sports of the terms of the proposed transaction. Subsequently, the Corporation, Flutter, FOX and FOX Sports began negotiations as to the general terms upon which the parties could achieve economic alignment of their interests.

Between August 30 and September 2, 2019, Mr. Gadhia and Mr. McGann held various phone conversations to discuss the governance of the Combined Group.

On September 6, 2019, the Board met to, among other things, receive BMO Capital Markets preliminary financial assessment of the proposed transaction with Flutter.

On September 11, 2019, Messrs. Gadhia and Hurley met with Messrs. McGann and Mr. Jackson who proposed a lower share of the equity of the Combined Group to be received by the Shareholders, which they advised was primarily a result of recent movements in the share prices of the Corporation and Flutter. Later that day, the Transaction Committee met and discussed the request and agreed to advise Flutter that it would recommend that the Board not agree to a lower share of the equity of the Combined Group to be received by the Shareholders and cancelled certain scheduled due diligence and other meetings involving Flutter.

On September 12, 2019, the Board met with Barclays and Moelis as well as counsel and members of management in order to receive an overview of the commercial, financial and legal due diligence that had been completed in connection with the transaction. The Board also discussed the request received from Flutter the prior day and determined to not agree to the request and instructed the Corporation to limit further interaction with Flutter at that time.

On September 12, 2019, Mr. Gadhia received a letter from Mr. McGann reiterating Flutter’s interest in the transaction and explaining its request to lower the equity of the Combined Group to be received by the Shareholders. At a meeting held on September 13, 2019, the Transaction Committee discussed possible responses to the letter and agreed that there was no new information that should alter the decision made by the Board the prior day regarding Flutter’s revised proposal. Later that day, Mr. Gadhia sent a letter to Mr. McGann reiterating the Board’s interest in a transaction with Flutter based on the previously proposed economic terms and countering the explanations provided in Mr. McGann’s letter.

On September 14, 2019 and September 15, 2019, Mr. Gadhia and Mr. Jackson and Mr. McGann held a number of telephone calls. During these discussions, Flutter increased its proposal regarding the share exchange ratio and made a new proposal regarding governance of the Combined Group.

On September 15, 2019, the Board met with members of management, Barclays, Moelis and Blakes to discuss the revised Flutter proposal. At the meeting, Barclays and Moelis discussed their financial analysis of the exchange ratio. Members of management also noted the various benefits of the transaction and indicated their support for the transaction. There was agreement that the Board should respond to Flutter with one comprehensive proposal on all major outstanding items rather than negotiating on economics alone. The Board then discussed the non-economic terms of the transaction as well as strategy and next steps. The Board discussed a counteroffer comprised of: an improved share exchange ratio; improved governance terms; a reciprocal commercial break fee set at the maximum permissible under UK Laws; and an antitrust regulatory reverse break fee payable by Flutter set at the maximum permissible under UK Laws, all subject to negotiation of terms in definitive agreements to the satisfaction of the Board. The Board authorized the Transaction Committee to counteroffer on those terms. Following the meeting, Mr. Gadhia contacted Flutter and made the foregoing counteroffer.

Flutter responded with a further counteroffer on the share exchange, a revised proposal regarding composition of the board of directors of the Combined Group, an agreement in principle on commercial and antitrust regulatory break fees, subject to negotiation between counsel, and a request regarding a proposed additional nominee to the Combined Group’s board of directors.

The Board met later in the evening on September 15, 2019 to discuss Flutter’s counteroffer. It was agreed that the proposed share exchange ratio was acceptable to the Board. However, the members of the Board were unanimous in their view that adequate board representation was very important to the Corporation and its stakeholders for business continuity and stability both during the interim period and after closing. Accordingly, Mr. Gadhia contacted Flutter following the meeting to express this view. Flutter subsequently responded with a further counteroffer on board composition.

Over the course of the week of September 16, 2019, Blakes and Freshfields negotiated the terms of the Arrangement Agreement and related transaction documents and Mr. Gadhia continued discussions with Mr. McGann and Mr. Jackson regarding the composition of the board of directors of the Combined Group.

On September 22, 2019, the Board met with management as well as financial and legal advisors to discuss the transaction, including the status of legal documentation. Blakes again reviewed the duties of directors under Canadian law with respect to the proposed transaction. Representatives from each of Barclays, Moelis and BMO each joined the meeting in succession and presented their respective financial analysis related to the proposed transaction with Flutter. The Board was advised that the Third Party had again approached the Corporation to express an interest in negotiating a nil or low premium merger of equals share for share transaction. The Board discussed the Flutter transaction and the Third Party approach, the likelihood of the Third Party paying a premium to market in a merger of equals share for share transaction with the Corporation and the fact that the Third Party had never made a proposal to the Board. After the financial advisors left the meeting, the Board reviewed all of the Board’s and the Transaction Committee’s prior deliberations with respect to the Third Party approach. Blakes then reviewed the draft Arrangement Agreement with the Board. The Board considered the recent approach from the Third Party and noted that the Arrangement Agreement permitted superior proposals and that the negotiated break fee was very low by North American standards and, as a result, there was little to inhibit the Third Party from making a superior proposal under the terms of the Arrangement Agreement. The Board again concluded that it was not in the best interests of the Corporation to pursue a transaction with the Third Party at that time.

From September 22, 2019 to October 1, 2019, representatives of the Corporation and Flutter, assisted by their respective legal and financial advisors, negotiated terms of the Arrangement Agreement and related transaction documents.

Throughout this period until September 29, 2019, the Corporation and Flutter negotiated with FOX and FOX Sports and Flutter negotiated with Fastball and Boyd. In order to achieve economic alignment of Flutter’s and The Stars Group’s strategic third party relationships across their respective US businesses, Flutter entered into arrangements, conditional on completion of the transaction, with FOX, Fastball and Boyd (together Flutter’s co-shareholders in FanDuel Group) pursuant to which:

•	FOX will have the right to acquire an approximate 18.5% equity interest in FanDuel Group at its market value in 2021 (structured as a 10-year option from 2021, subject to a carrying value adjustment);

•	Fastball and Boyd will receive a total payment of 12.5% of the increase in FOX Bet’s market value between completion of the Arrangement and the exercise of Flutter’s option to acquire Fastball’s remaining equity interest in FanDuel Group in July 2023 (also subject to a carrying value adjustment); and

•	there is a commitment by all parties to discuss options for further alignment prior to completion of the Arrangement.

In return, each of FOX and FOX Sports, Fastball and Boyd waived the exclusivity provisions that form part of the existing contractual arrangements in relation to the US subsidiaries of The Stars Group and Flutter.

On September 26, 2019, Mr. Jackson met with Mr. Gadhia and advised that, primarily as a result of the economic costs of the agreement with FOX and FOX Sports related to FOX Bet and the then current relative share prices of the Corporation and Flutter, he was proposing that the proposed share of the equity of the Combined Group to be received by the Shareholders be reduced. The Transaction Committee met later in the day on September 26, 2019 to consider this matter and the members were unanimous that the Corporation should reject this proposal.

From September 28 until September 30, 2019, Flutter and the Corporation and their respective advisors held numerous negotiations regarding how to calculate the share exchange ratio after giving effect to the Corporation’s outstanding equity-linked securities and commitments. Mr. Gadhia advised Mr. Jackson that the Board would not agree to reduce the share of the equity of the Combined Group to be received by the Shareholders for the reasons requested by Mr.Jackson on September 26, 2019 but that it would accept Flutter’s position with respect to how to calculate the share exchange ratio. This ultimately resulted in an agreed share exchange ratio pursuant to which Shareholders would receive 45.36% of the Combined Group.

On October 1, 2019, the Board met to consider and review the proposed transaction with Flutter, including the revised share exchange ratio, the governance arrangement pursuant to which the number of directors of the Combined Group would be fifteen, including five nominees of the Corporation. Blakes provided status updates on, among other things, the Arrangement Agreement and material changes from prior drafts presented to the Board, voting support agreements for certain of the Corporation’s key Shareholders, directors and officers, retention, compensation and equity award matters, and certain critical open items for signing and for closing, including risks associated with such matters.

Barclays, Moelis and BMO Capital Markets each joined the Board meeting in succession and presented their respective financial analysis. Each of Barclays, Moelis and BMO Capital Markets orally opined, subject to the assumptions, limitations and qualifications and other matters to be set out in their respective written fairness opinion letters subsequently provided to the Board, that the Consideration payable by Flutter in connection with the transaction is fair, from a financial point of view, to Shareholders (in the case of Moelis, other than Flutter and Dissenting Shareholders).

The Board again reviewed with Blakes its obligations under Canadian law with respect to the proposed transaction including analysing the potential impact on stakeholders and reasons for the proposed transaction. The Board then reviewed and considered certain principal factors and considerations relating to the proposed transaction. The Transaction Committee then unanimously recommended that the Board approve the transaction.

Following receipt of the recommendation of the Transaction Committee and after having considered the fairness opinions received from each of Barclays, Moelis and BMO Capital Markets, the Board unanimously determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Corporation, and approved the Arrangement and the participation by the Corporation. In determining whether to approve the Arrangement, the Board considered, among other things, the other factors set forth herein and the reasons for the Arrangement as set forth under “The Arrangement – Reasons for the Recommendation”, as supplemented as a result of subsequent deliberations of the Board in March, 2020 as described below.

On October 2, 2019, the Corporation and Flutter executed the Arrangement Agreement and members of the Board, Caledonia (Private) Investments Pty Limited and ValueAct Holdings LP as well as the directors of Flutter entered into voting support agreements, agreeing to vote in favour of the Arrangement Resolution or the Flutter Resolutions, as applicable.

The Board and the Transaction Committee met a number of times subsequent to the date of announcement of the Arrangement Agreement to receive updates on the status of the transaction.

In response to the significant worldwide developments related to the recent COVID-19 pandemic, the Board met on March 16, 19, 23 and 26, 2020 and the Transaction Committee met on March 18, 19, 22, 23 and 25, 2020 to consider the possible impact of COVID-19 on the Corporation, Flutter and the Combined Group, including as it relates to the operations of their respective businesses and the impact from the cancellation or postponement of major sporting events globally, and on the Arrangement. When the Board met on March 23, 2020, Barclays and Moelis together and BMO Capital Markets separately joined the meeting, together with management and Blakes, and provided the Board with financial advice, including an update on current market conditions. The Board then considered the possible impacts of the COVID-19 pandemic on the Corporation, Flutter and the Combined Group, considered the merits of the Arrangement in the current circumstances, and confirmed its prior recommendations with respect to the Arrangement.

From March 23 until March 26, the Corporation further considered the possible impacts and risks related to the COVID-19 pandemic on the Corporation, Flutter and the Combined Group. During this time, Flutter proposed to the Corporation that, given the impact of the current disruption caused by the COVID-19 pandemic and the ambition for the Combined Group to deleverage:

(i)	Flutter’s 2019 final dividend of 133 pence per Flutter Share (the “Flutter Final 2019 Dividend”), which is subject to approval by Flutter Shareholders at Flutter’s 2020 annual general meeting to be held on May 14, 2020, be paid in Flutter Shares instead of cash;

(ii)	the Flutter prorated dividend to be paid to Flutter Shareholders, which was contemplated and permitted by the Arrangement Agreement, no longer be paid (which amount was to be a time pro-rated amount covering the period from January 1, 2020 until closing of the Arrangement and based on the total anticipated annual dividend for the financial year ending December 31, 2020) (the “Flutter Interim 2020 Dividend”); and

(iii)	Flutter suspend its dividend for the current financial year ending December 31, 2020,

((i)-(iii), the “Flutter Dividend Adjustments”).

With respect to the Flutter Final 2019 Dividend, the Flutter Shares are expected to be issued with a record date that pre-dates the closing of the Arrangement so that only Flutter Shareholders receive it. Depending on the timing of the satisfaction of the conditions to closing of the Arrangement, this issuance could occur before or after closing. The issuance of Flutter Shares to pay the Flutter Final 2019 Dividend will result in a decrease of the Shareholders’ collective equity ownership of the Combined Group by approximately 0.4% but this decrease would be offset by Flutter retaining the aggregate cash amount of approximately £104-million on its balance sheet (such % decrease assumes that the Flutter Shares are issued at the closing market price on the LSE on March 25, 2020 of 7,480 pence at the time the Flutter Share price is determined for the purposes of the Flutter Final 2019 Dividend). In addition, the Shareholders will also benefit from the cancellation of the Flutter Interim 2020 Dividend in the aggregate amount in the range of £58-million to £105-million, which the Shareholders will indirectly participate in on a pro rata basis (such range based on an assumption of a closing between May 15 and September 1, 2020). With respect to its annual dividend, Flutter proposed that the Flutter Board would continue to monitor the calendar of sporting events and the associated performance of sports betting as well as the Combined Group’s anticipated deleveraging and balance sheet position before deciding the appropriate time to reinstate a dividend for the Combined Group.

When the Board met on March 26, it was joined by Barclays, Moelis, management and Blakes. The Board considered the impact of the proposals comprising the Flutter Dividend Adjustments on the Corporation and Stars Shareholders under the Arrangement. The Board concluded that agreeing to the proposed Flutter Dividend Adjustments is in the best interests of the Corporation, that the Shareholders should benefit from a financial point of view as a result of the Flutter Final 2019 Dividend being paid in Flutter Shares and the cancellation of the Flutter Interim 2020 Dividend and unanimously confirmed its recommendations with respect to the Arrangement.

Recommendation of the Board

Based on the Board’s consideration of, among other things, the Fairness Opinions, the Board has UNANIMOUSLY determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Corporation, and has approved the Arrangement and the participation by the Corporation therein. The Board recommends UNANIMOUSLY that Shareholders vote IN FAVOUR of the Arrangement Resolution.

Each director of the Corporation intends to vote all of his or her Common Shares IN FAVOUR of the Arrangement Resolution and has entered into a Voting Support Agreement in favour of Flutter agreeing, among other things, to do so.

Harlan Goodson, Esq, a member of the Board since May 2010, passed away shortly before the date of this Circular. The Corporation gives its condolences to Mr. Goodson’s family and friends, and regrets that it will no longer have the benefit of his insights and contributions on the Board. Mr. Goodson participated in all Board meetings relating to the Arrangement up until February 26, 2020 and was supportive of the Arrangement. Mr. Goodson was 73 years old.

In forming its recommendation, the Board considered numerous factors, including, without limitation, the factors listed below under “Reasons for the Recommendation” and the impact of the Arrangement on all affected stakeholders. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the Board members of the business, financial condition and prospects of the Corporation and after taking into account the advice of the Corporation’s financial and legal advisors and the advice and input of management of the Corporation.

The Corporation, on behalf of the Board, retained Barclays and Moelis to act as financial advisors to the Corporation, and BMO Capital Markets to act as independent financial advisor and provide opinions as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders (in the case of Moelis, other than Flutter and Dissenting Shareholders) pursuant to the Arrangement.

Fairness Opinions

Barclays Capital Canada Inc.

Barclays was retained by the Board pursuant to an engagement agreement dated as of August 3, 2019 (the “Barclays Engagement Agreement”), to provide advice and assistance to the Corporation with respect to the Arrangement and, if requested, to prepare and deliver to the Board an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement. The Barclays Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at October 1, 2019 and the condition and prospects, financial or otherwise, of the Corporation and Flutter as they were reflected in the information reviewed by Barclays. In its analyses and in preparing the Fairness Opinion, Barclays made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Barclays or any party involved in the Arrangement. Although Barclays believes that the assumptions used in its analyses and in preparing the Barclays Fairness Opinion are accurate and appropriate in the circumstances, some or all of them may nevertheless prove to be incorrect.

Pursuant to the terms of the Barclays Engagement Agreement, Barclays is to be paid fees for its services as financial advisor, a portion of which is payable upon rendering the Barclays Fairness Opinion and a substantial portion of which is contingent on the successful completion of the Arrangement. Additionally, the Corporation has agreed to reimburse Barclays for reasonable out-of-pocket expenses and indemnify Barclays in certain circumstances.

Barclays provided the Board with an opinion (the “Barclays Fairness Opinion”) to the effect that, as of October 1, 2019, the Consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders, pursuant to the terms and subject to the conditions of the Arrangement Agreement and subject to the limitations, qualifications, assumptions and other matters set forth in the Barclays Fairness Opinion. The Barclays Fairness Opinion was only one of many factors considered by the Board in evaluating the Arrangement and was not determinative of the views of the Board with respect to the Arrangement or the Consideration set forth in the Arrangement Agreement.

In considering the fairness of the Consideration, from a financial point of view, to Shareholders, Barclays considered, among other things, a comparison of the Consideration to the exchange ratios implied by discounted cash flow analyses of the Corporation and Flutter; a comparison of publicly available financial multiples of selected precedent transactions to multiples implied by the Consideration; a comparison of the price of the Common Shares implied by the Consideration to the recent market trading prices of the Common Shares; and a comparison of the financial multiples implied by the Consideration to financial multiples of selected companies Barclays considered relevant and whose securities are publicly traded.

The full text of the Barclays Fairness Opinion, which sets forth among other things, assumptions made, matters considered, information reviewed and limitations on the review undertaken by Barclays in connection with the Barclays Fairness Opinion, is attached as Appendix C to this Information Circular. The Barclays Fairness Opinion was provided solely for the use of the Board in connection with the Board’s evaluation of the Consideration from a financial point of view to be received by Shareholders pursuant to the Arrangement Agreement and may not be relied upon by any other person. The Barclays Fairness Opinion is not intended to and does not constitute a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution. Barclays expresses no view as to, and the Barclays Fairness Opinion does not address, any other aspect or implication of the Arrangement or the underlying business decision of the Board to effect the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that may exist for the Corporation or the effect of any other transaction in which the Corporation might engage.

Moelis & Company LLC

Moelis was retained by the Board pursuant to an engagement agreement dated as of August 5, 2019 (the “Moelis Engagement Agreement”), to act as co-financial advisor to the Board with respect to the Arrangement and, if requested, to prepare and deliver to the Board an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders (other than Flutter and Shareholders who exercise Dissent Rights under applicable Law) pursuant to the Arrangement. The Moelis Fairness Opinion is based on economic, monetary, market and other conditions as in effect on, and the information made available as of, October 1, 2019 and the condition and prospects, financial or otherwise, of the Corporation and Flutter as they were reflected in the information reviewed by Moelis.

In consideration for the financial advisory services provided by Moelis in connection with the Arrangement, including for the provision of the Moelis Fairness Opinion, Moelis will receive fees, the principal portion of which is contingent upon the consummation of the Arrangement. Additionally, the Corporation has agreed to reimburse Moelis for reasonable out-of-pocket expenses and indemnify Moelis in certain circumstances.

Moelis provided the Board with a written opinion (the “Moelis Fairness Opinion”) to the effect that, as of October 1, 2019, the Consideration to be received by Shareholders (other than Flutter and Shareholders who exercise Dissent Rights under applicable Law) under the Arrangement is fair, from a financial point of view, to such Shareholders, subject to the limitations, qualifications, assumptions and other matters set forth in the Moelis Fairness Opinion dated October 1, 2019. In performing its financial analysis relating to the Consideration, Moelis utilized the following methodologies: (i) a discounted cash flow analysis and (ii) a selected publicly traded companies analysis. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to summary description. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. The Consideration was determined through arms’ length negotiations between the Corporation and Flutter and was approved by the Board. Moelis did not recommend any specific consideration to the Corporation, the Transaction Committee or the Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction.

The full text of the Moelis Fairness Opinion, which sets forth among other things, assumptions made, procedures followed, matters considered, information reviewed and limitations on the review undertaken by Moelis in connection with the Moelis Fairness Opinion, is attached as Appendix D to this Information Circular. The Moelis Fairness Opinion was provided solely for the use of the Board (solely in its capacity as such) in connection with the Board’s evaluation of the Consideration from a financial point of view to be received by Shareholders (other than Flutter and Shareholders who exercise Dissent Rights under applicable Law) pursuant to the Arrangement Agreement and may not be relied upon by any Shareholders or any other person. The Moelis Fairness Opinion is not intended to and does not constitute a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution. Moelis expresses no view as to, and the Moelis Fairness Opinion does not address, any other aspect or implication of the Arrangement or the underlying business decision of the Board to effect the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that might be available for the Corporation or the effect of any other transaction in which the Corporation might engage.

BMO Capital Markets

BMO Capital Markets was retained by the Board pursuant to an engagement agreement dated as of August 4, 2019 (the “BMO Engagement Agreement”), to provide the Board an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement.

Pursuant to the terms of the BMO Engagement Agreement, BMO Capital Markets is to be paid a fixed fee for rendering the BMO Fairness Opinion, no portion of which is contingent upon the conclusions reached in the BMO Fairness Opinion or the successful completion of the Arrangement. Additionally, the Corporation has agreed to reimburse BMO Capital Markets for reasonable out-of-pocket expenses and indemnify BMO Capital Markets against certain liabilities that may arise out of BMO Capital Markets’ engagement.

BMO Capital Markets provided the Board with an opinion (the “BMO Fairness Opinion”) to the effect that, as of October 1, 2019, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders, subject to the limitations, qualifications, assumptions and other matters set forth in the BMO Fairness Opinion.

The BMO Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of October 1, 2019 and the condition and prospects, financial and otherwise, of the Corporation and Flutter as they are reflected in the information obtained by or provided to BMO Capital Markets and as they have been represented to BMO Capital Markets in discussions with management of the Corporation and its representatives. In BMO Capital Markets’ analyses and in preparing the BMO Fairness Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Arrangement.

BMO Capital Markets performed various analyses in connection with rendering the BMO Fairness Opinion. In arriving at its conclusion, it did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgments on the basis of its experience in rendering such opinions and on the information presented as a whole. In considering the fairness from a financial point of view of the Consideration to be received by Shareholder pursuant to the Arrangement, BMO Capital Markets compared the Consideration to a range of exchange ratios. To determine a range of exchange ratios, it considered the following methodologies: (i) a discounted cash flow analysis on a sum-of-the-parts basis; (ii) selected financial multiples, to the extent publicly available, of selected precedent transactions; (iii) selected financial multiples of selected comparable companies whose securities are publicly traded; and (iv) such other factors and analyses as it considered appropriate.

The full text of the BMO Fairness Opinion, which sets forth among other things, assumptions made, matters considered, information reviewed and limitations on the review undertaken by BMO Capital Markets in connection with the BMO Fairness Opinion, is attached as Appendix E to this Information Circular. The BMO Fairness Opinion was provided solely for the use of the Board in connection with the Board’s evaluation of the Consideration from a financial point of view to be received by Shareholders pursuant to the Arrangement Agreement and may not be relied upon by any other person. The BMO Fairness Opinion is not intended to and does not constitute a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution. BMO Capital Markets expresses no view as to, and the BMO Fairness Opinion does not address, any other aspect or implication of the Arrangement or the underlying business decision of the Board to effect the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that may exist for the Corporation or the effect of any other transaction in which the Corporation might engage.

Reasons for the Recommendation

Based on the Board’s consideration of, among other things, the Fairness Opinions, the Board has UNANIMOUSLY determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Corporation, and has approved the Arrangement and the participation by the Corporation therein. The Board recommends UNANIMOUSLY that Shareholders vote IN FAVOUR of the Arrangement Resolution.

In making its recommendation, the Board considered numerous factors including, but not limited to, those listed below:

•	The Consideration. The Board believes that the value offered to Shareholders under the Arrangement is more favourable to Shareholders than the potential value that could result from remaining an independent publicly traded company. Shareholders will be entitled to receive 0.2253 of a Flutter Share for each Common Share held by the Shareholder at the Effective Time, trading at £76.10 as of September 30, 2019, which represents fair value for the Common Shares. Based on the closing price of Flutter Shares on the London Stock Exchange on September 30, 2019 and a Canadian dollar to British pound sterling exchange rate of 1.6290, the Consideration represents a premium of approximately 40.8% to The Stars Group’s closing price on the TSX on September 30, 2019 and a premium of approximately 39.0% over the 3-month VWAP on the TSX for the Common Shares ended on such date.

•	Significant value for Shareholders, including through the realization of material cost synergies. The Board believes the Arrangement will result in material cost synergies, which underpins the strategic rationale for the transaction, and opportunities for significant value creation for Shareholders. The complementary nature of both Party’s businesses and the ability to leverage a global customer offering for the Combined Group are key drivers of the identified synergies. The Corporation expects that the Arrangement will generate pre-tax cost synergies of approximately £140 million per annum. Anticipated synergies for the Arrangement are expected to be achieved primarily by removing duplication in corporate functions, procurement efficiencies and integration of technology functions. Further, Shareholders will have the opportunity to participate in any future increase in the value of Flutter, including the synergies from the Arrangement.

•	All-share nature of the Arrangement. The all-share nature of the Arrangement provides Shareholders with the opportunity to participate in the significant near- and long-term upside potential of the Combined Group.

•	Historical market prices. The Board considered the historical market prices and trading information of the Common Shares and the Flutter Shares.

•	Significant shareholder support. In aggregate, Shareholders, including members of the Board, Caledonia (Private) Investments Pty Limited and ValueAct Holdings LP, holding approximately 23.44% of the outstanding Common Shares (on a fully-diluted basis) and the directors of Flutter have entered into voting support agreements pursuant to which each such Shareholder and director has agreed, subject to the terms thereof, to, among other things, vote in favour of the Arrangement Resolution or the Flutter Resolutions, as applicable.

•	Fairness Opinions. Each of Barclays, Moelis and BMO Capital Markets have opined, subject to the assumptions, limitations and qualifications and other matters set out in their respective Fairness Opinions, that, as of October 1, 2019, the Consideration payable by Flutter in connection with the Arrangement is fair, from a financial point of view, to Shareholders (in the case of the Moelis Fairness Opinion, other than Flutter and Dissenting Shareholders).

•	Current industry, economic and market conditions and trends. The Board considered current industry, economic and market conditions and trends and its expectations of the future prospects of the markets in which the Corporation operates, as well as information concerning the business, operations, assets, financial condition, operating results and prospects of the Corporation.

•	Impact on stakeholders. The Board conducted a stakeholder impact analysis whereby the directors of the Board considered, among other things, the interests of the Corporation’s stakeholders and concluded that, having regard to all relevant considerations, the Arrangement is in the best interests of the Corporation.

•	The potential to maximize profitable growth in core products across key markets of the UK, Ireland, and Australia. The Corporation expects the Arrangement to enhance profitability through synergies in the Parties’ respective key markets of the UK, Ireland and Australia and that the combined offering of Sky Bet, Paddy Power and Betfair in the UK and Ireland, and of Sportsbet and BetEasy in Australia should provide the Combined Group with access to trusted brands with a sustainable base of customers. The Combined Group should be able to benefit from “best practice” sharing and content innovation. Further, the Combined Group is expected to benefit from significant cost synergies in its core markets from the integration of operations and technology platforms, savings in marketing and procurement, and sharing of gaming skills and expertise.

•	The opportunity for the Combined Group to attain a podium position in additional regulated and other potentially high-growth markets. Through the Arrangement, the Corporation expects that the Combined Group will attain a podium position in eight markets: the UK, Ireland, Australia, the U.S., Georgia, Spain, Italy and Germany. In addition, the Corporation expects that its presence in other markets will enable the Combined Group to realize accelerated international growth, aided by the Corporation’s platform capabilities with Combined Group offerings in approximately 30 languages, more than five currencies and with more than 55 payment options and resulting in the diversification of the Combined Group and the overall growth profile of the business outside of its current core markets.

•	The Combined Group’s position to potentially capture market share in the U.S. The Board believes that the Arrangement will provide the Combined Group with substantial infrastructure to support the acceleration of future product and service development and expansion in the U.S. market. In addition, in the U.S., it is anticipated that the Combined Group will benefit from brand recognition and marketing assets through the combined offering of FanDuel, FOX Bet, TVG and PokerStars and leading product offerings in free-to-play, daily fantasy sports, sports betting, horse racing, poker and casino. The Combined Group’s U.S. position will include market access for online gaming in up to 24 states, an established horse racing footprint in 33 states, daily fantasy sports in over 40 states and free-to-play in all states (except Washington). The Combined Group is also expected to benefit from distribution across the U.S. through over 100 million FOX Sports viewers, a FanDuel customer database in excess of eight million and two wagering focused TV channels available in approximately 45 million homes across the United States.

•	The potential for the Combined Group to be a globally diversified and resilient leader in online gaming. The Board believes that the Combined Group will be a leading sports wagering and online gaming operator globally serving over 100 countries, with the scale and global presence to take advantage of positive regulatory developments and mitigate future regulatory and other challenges, including the unexpected challenges resulting from the COVID-19 outbreak.

•	Deleveraging and enhanced capital markets and financial profile, with strategic flexibility and sustainable Shareholder returns. A strong cash generation profile is expected to result in appreciable deleveraging for the Combined Group. The Board believes that deleveraging of the Combined Group will enhance its capital markets profile and its ability to finance on more favorable terms, including expected refinancing of the TSG Group’s existing debt. The Board recognizes that, while the ability to deleverage in the short-term may be impacted by COVID-19 and the challenges arising therefrom, it believes that the benefit will exist in the medium to long-term. In addition, the Flutter Board has advised it will monitor the calendar of sporting events and the associated performance of sports betting as well as the Combined Group’s anticipated deleveraging and balance sheet position and, if necessary, consider a broad range of options to accelerate the Combined Group’s path to deleveraging. In this regard, the Board notes the actions taken by Flutter in relation to its dividends as described above under “The Arrangement – Background to the Arrangement”.

•	The potential to be a global leader in promoting responsible gaming. The Corporation is an advocate for creating a culture of responsible gaming, by, among other things, building long-term sustainable relationships with its customers and utilizing technology to protect its customers, especially those at risk from potential harm. The Combined Group will be well placed to play a leading role in seeking industry progress in areas of concern from a regulatory perspective and to improve and lead industry standards for player protection by continuing to work collaboratively with regulators, while maintaining best-in-class responsible gaming product offerings.

•	Leadership and operational talent. The Board believes that the Combined Group will benefit from having an experienced and sophisticated board of directors and management and operational talent, including members drawn from both The Stars Group and Flutter.

•	Likelihood of greater consideration. Having regard to the regulatory constraints facing any potential acquiror, the magnitude of any acquisition of The Stars Group and the nature of The Stars Group’s business, as well as the potential synergies to be realized by the Combined Group, the Board believes that it is highly unlikely that any other party or parties would be capable of and prepared to pay greater consideration to acquire the Corporation than the Consideration offered under the Arrangement.

•	Continued equity participation. The Arrangement permits Shareholders to continue to hold an indirect equity interest in the business of the Corporation through ownership of Flutter Shares and to benefit from the synergies outlined above.

•	Standalone prospects. The Board considered the standalone prospects and challenges of the Corporation against the benefits outlined above.

The Board’s reasons for the recommendation contain forward-looking information and statements and are subject to various risks and assumptions. See “Caution Regarding Forward-Looking Statements”.

In making its recommendation, the Board also observed that numerous procedural safeguards were and are present to permit the Board to effectively represent the interests of the Corporation, Shareholders, and the Corporation’s other stakeholders including, among others:

•	Significant negotiations. The Parties are arm’s length and have gone through what the Board believes to be robust negotiations to arrive at the agreed Consideration. Negotiations were robust and lasted approximately 12 weeks. The Arrangement Agreement is the result of an arm’s length negotiation process and includes terms and conditions that the Board believes are reasonable in the circumstances including, the right to change the Board’s recommendation in certain circumstances.

•	Shareholder and Court approvals. The Arrangement will only become effective if it is approved by (i) at least two-thirds of the votes cast by Shareholders at the Meeting, and (ii) the Court after considering the procedural and substantive fairness of the Arrangement.

•	Ability to respond to and accept a Superior Proposal. The Arrangement Agreement does not preclude unsolicited Acquisition Proposals from other parties and permits the Corporation to accept a Superior Proposal. Accordingly, if a Superior Proposal were to be made, it could be accepted upon paying the Termination Fee to Flutter. The quantum of the Termination Fee is relatively low for North American transactions of this nature (although the maximum permissible under the UK Listing Rules) and should not preclude another Party from making an unsolicited Acquisition Proposal.

•	Board and Transaction Committee robust involvement and oversight. The review process was overseen and directed by both the Board and the Transaction Committee. The Board met formally in-person or by telephone nine times and the Transaction Committee met formally in-person or by telephone 22 times, in each case from July 11, 2019 until announcement of the Arrangement Agreement. In addition, the Board and the Transaction Committee met a number of times subsequent to the date of announcement of the Arrangement Agreement to receive updates on the status of the transaction. In response to the significant worldwide developments related to the recent COVID-19 pandemic, the Board met four additional times and the Transaction Committee met five additional times to consider the possible impact of COVID-19 on the Corporation, Flutter and the Combined Group. Members of the Board and Transaction Committee engaged in discussions with each other and with financial and legal advisors on numerous other occasions. The Transaction Committee took an active role in overseeing and providing guidance and instructions to management and the Corporation’s advisors in respect of the review process and negotiations concerning the Arrangement. The Transaction Committee unanimously recommended that the Board approve the Arrangement.

•	Terms of the Arrangement Agreement as they relate to transaction certainty. The Arrangement Agreement precludes Flutter from soliciting an alternative Acquisition Proposal and requires Flutter to pay the Corporation the Termination Fee in certain circumstances, including (a) the failure of Flutter to obtain antitrust Regulatory Approvals; (b) Flutter Shareholders not approving the Flutter Resolution (in circumstances where Shareholders have approved the Arrangement Resolution); (c) if the Flutter Board fails to recommend, or withdraws, amends, modifies or qualifies, in a manner adverse to the Corporation, its recommendation of the Arrangement; or (d) if Flutter enters into an agreement with respect to a Superior Proposal.

•	Dissent Rights. The Board believes that the economic interests of Shareholders will be protected as Shareholders are entitled to dissent with respect to the Arrangement and have the Court determine the fair value of their Common Shares.

•	Reasonable restrictions on business pending closing. The Board believes that the restrictions imposed on the Corporation’s business until the Arrangement is completed or the Arrangement Agreement is terminated are reasonable and not expected to impair or materially affect the Corporation’s ability to operate the business during such period.

The Board also considered numerous uncertainties, risks and other potential negative factors associated with the Arrangement, including, among others, the following:

•	Risks related to announcing the transaction. The effect of the public announcement of the Arrangement Agreement, including the Corporation’s ability to attract and retain key personnel during the pendency of the transactions contemplated by the Arrangement Agreement and the potential effect on the Corporation’s continuing business relationships with business partners and customers.

•	Non-completion. The risks to the Corporation if the Arrangement is announced and not completed, including the costs to the Corporation in pursuit of the Arrangement, the diversion of management’s attention away from conducting the Corporation’s business in the ordinary course, the potential impact on the Corporation’s current business relationships (including with current and prospective employees, suppliers and industry partners) and the trading price of the Common Shares and the market’s perceptions of the Corporation’s prospects.

•	Potential longer-term benefits as an independent company. If the Arrangement is successfully completed, the Corporation will no longer exist as an independent, publicly traded company and Shareholders will be unable to participate in the longer-term potential benefits of the business of The Stars Group on a standalone basis.

•	Business risks including, among others:

o	the risk that the potential benefits of the Arrangement are not fully realized, or only partially realized, and recognizing that many of those benefits are uncertain and that there are many potential integration and regulatory challenges associated with successfully combining the businesses;

o	the integration plan for a transaction of the nature of the Arrangement, due in part to the size of the businesses and the need to maintain confidentiality, was completed at a very high level, which could cause a number of the assumptions around organization, operations and technology to be incorrect;

o	the integration of the operations of Flutter and the Corporation will require significant management attention and other resources and the Combined Group may be unable to efficiently integrate its operations;

o	costs relating to implementing the Arrangement may be significantly higher than expected;

o	that the Corporation is subject to certain restrictions on the conduct of the business prior to the consummation of the Arrangement which may limit the Corporation’s ability to respond to changing market and business conditions;

o	the potentially disruptive effect the Arrangement may have on the Parties as it may interrupt business operations, result in system integration issues, divert management’s time away from their usual roles or result in a loss of customers or key personnel;

o	potential changes to the regulation of online betting and gaming in jurisdictions where the Combined Group operates;

o	the fact that the Combined Group will not be listed or traded in the U.S. and the lower appetite for leverage of UK listed companies may affect the Combined Group’s ability to use leverage for the purposes of expanding its business;

o	Flutter’s retail business exposure;

o	Flutter’s greater exposure to sports betting than the Corporation’s exposure in the context of COVID-19 including the cancellation or postponement of major sports events globally and the uncertainty as to when such events will resume;

o	the fact that the Corporation and Flutter are each still completing the integration of large prior acquisitions;

o	despite expected deleveraging, the Combined Group will have significant indebtedness that may limit the Combined Group’s financial and operational flexibility;

o	Flutter’s growth prospects outside of the U.S. market as a result of the maturity of its exchange product, the maturity of the UK market and its significant exposure to Australia;

o	the current uncertain political situation in the UK (including the effect, if any, of Brexit and the possibility that the Brexit exit period may be delayed beyond the current date of December 31, 2020 as a result of COVID-19);

o	greater exposure to the British pound sterling and potential devaluation, whether related to the recent strengthening in the U.S. dollar, Brexit or otherwise;

o	inherent risks arising from general economic conditions in the global economy and jurisdictions in which the Combined Group operates; and

o	the early stage of the U.S. market and uncertainties related to how the market will develop and the value of the two companies’ respective U.S. businesses.

•	Transactional risks, including, among others:

o	that there is no certainty that all conditions precedent to the Arrangement will be satisfied or waived, and failure to complete the Arrangement could negatively impact the market price of the Common Shares;

o	the risks relating to obtaining the required Regulatory Approvals by the Outside Date, having regard to the political nature of such approvals, the subjective factors to be applied by the regulators and Flutter’s obligations related to obtaining such approvals, including the risks that Governmental Entities could condition their approvals or clearances on one or more of the Parties’ compliance with certain burdensome terms or conditions;

o	the fact that Shareholders cannot be certain of the value of the Flutter Shares they will receive for their Common Shares under the Arrangement since the market price of Flutter Shares and Common Shares will fluctuate but the exchange ratio for the Consideration is fixed;

o	the conditions to Flutter’s obligation to complete the Arrangement and Flutter’s right to terminate the Arrangement Agreement in certain circumstances;

o	the risk that Flutter Shareholders may fail to approve the Flutter Resolutions;

o	the risk that an alternative transaction may be proposed to Flutter, resulting in the Flutter Board terminating the Arrangement Agreement or Flutter Shareholders rejecting the Arrangement Resolution;

o	the relatively low Termination Fee payable by Flutter in the event it terminates the Arrangement Agreement in order to accept a Superior Proposal, or the Flutter Board changing its recommendation with respect to the Arrangement; and

o	the requirement that the Corporation pay Flutter the Termination Fee if it terminates the Arrangement Agreement due to the Corporation in order to accept Superior Proposal, the Corporation’s failure to obtain Shareholder approval of the Arrangement Resolution (in circumstances where Flutter Shareholder Approval is obtained) or if the Board changes its recommendation with respect to the Arrangement.

•	COVID-19 Risks. As noted above, the Board considered the recent outbreak of COVID-19 and the challenges resulting therefrom, including the potential impacts on the Corporation’s, Flutter’s, and the Combined Group’s operations, as well as the expected negative impact from the cancellation or postponement of major sports events globally. In addition, the Board considered the risk that these challenges, and the expected economic downturn arising therefrom, may continue longer than currently expected and the possibility of a material impact on the businesses of each of the Corporation, Flutter and the Combined Group. The Board also considered that in the short-term the Corporation’s business will likely be impacted less than Flutter’s business because, among other things, the Corporation derives a majority (62% in 2019) of its revenues from poker and gaming and therefore is less reliant on sports betting than Flutter. The Corporation’s poker and gaming businesses have performed well since the outbreak of COVID-19, although there is no guarantee that this performance will continue, especially in the event of a localized or worldwide economic downturn arising therefrom. More specifically, for risk factors concerning the Combined Group regarding the recent COVID-19 pandemic, see the section entitled “Overview” in Appendix J and the risk factors entitled “The Combined Group’s business and financial performance is likely to be affected by economic, social and political conditions globally and, in particular, in the jurisdictions in which it operates” and “Aspects of the Combined Group’s business will depend on the live broadcasting and scheduling of major sporting events” in Appendix L.

The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive but includes the material information and factors considered by the Board in its consideration of the Arrangement. In reaching its conclusion and recommendation, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered. The conclusion and recommendation of the Board was made after consideration of all the above-noted factors and in light of their own knowledge of the business, financial condition and prospects of the Corporation and was based upon the advice of the Board’s financial and legal advisors.

Shareholder Approval

In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and any other related matters at the Meeting. The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting.

The full text of the Arrangement Resolution and the Plan of Arrangement are attached to this Information Circular as Appendices A and B, respectively.

Interest of Officers and Directors in the Arrangement

The Corporation is not aware of any director, executive officer or any Person who, to the knowledge of the directors or officers of the Corporation, beneficially owns or controls or exercises discretion over shares carrying more than 10% of the votes attached to the Common Shares, or any associate or Affiliate of any of the foregoing, having any material interest, direct or indirect, in any transaction or proposed transaction since December 31, 2019, which has materially affected or would materially affect the Corporation or any of its Subsidiaries.

Voting Support Agreements

Each member of the Board has entered into voting support agreements with Flutter under which they have agreed, subject to certain termination rights, to vote the Common Shares held by them in favour of the Arrangement Resolution at the Meeting in respect of their own beneficial holdings totalling approximately 0.11% of the issued and outstanding Common Shares as at March 13, 2020. Flutter has also entered into a voting support agreement with each of Caledonia (Private) Investments Pty Limited and ValueAct Holdings LLP under which they have each agreed, subject to certain termination rights, to vote all of the Common Shares held by them in favour of the Arrangement Resolution at the Meeting, representing in total approximately 23.33% of the existing issued Common Shares as at March 13, 2020.

The directors of Flutter have entered into voting support agreements with The Stars Group under which they have agreed, subject to certain termination rights, to vote the Flutter Shares held by them in favour of the Arrangement in the relevant resolutions at the Flutter Meeting in respect of their own beneficial holdings totalling 20,552 Flutter Shares representing approximately 0.03% of existing issued Flutter Shares as at March 13, 2020. See Appendix K – Directors and Executive Officers attached to this Information Circular for information concerning Flutter Shares held by the directors of Flutter.

Treatment of The Stars Group Equity-Based Awards

Pursuant to the Arrangement Agreement, the Board or an appropriate committee thereof shall take such actions as may be required to effect and/or procure the following:

(i)           each Stars Option that as of the Effective Time is outstanding will cease to represent an option or other right to acquire Common Shares and shall be exchanged at the Effective Time for an option to purchase from Flutter the number of Flutter Shares (rounded down to the nearest whole number) equal to: (A) 0.2253, multiplied by (B) the number of Common Shares subject to such Stars Option immediately prior to the Effective Time, at an exercise price per Flutter Share (rounded up to the nearest whole cent) equal to (Y) the exercise price per Common Share otherwise purchasable pursuant to such Stars Option immediately prior to the Effective Time, divided by (Z) 0.2253. Subject to the provisions of the Arrangement Agreement, all other terms and conditions of such option, including the term to expiry and conditions to and manner of exercising, will be the same as the Stars Option so exchanged, and shall be governed by the terms of the Stars Option Plan or the Stars Equity Plan, as applicable, and any document evidencing a Stars Option shall thereafter evidence and be deemed to evidence such exchanged option; and

(ii)         (A) to cause the terms of all unvested Stars PSUs, effective prior to the Effective Time, to be amended on the following basis: (i) subject to the provisions of the Arrangement Agreement, the Stars PSUs 2018 Performance Goals (as defined in the Stars Equity Plan) shall be deemed satisfied based on 150% of the “target” number of Stars PSUs obtainable under each Stars PSUs 2018 Award Agreement (as defined in the Stars Equity Plan); and (ii) the Stars PSUs 2019 Performance Goals (as defined in the Stars Equity Plan) shall be deemed satisfied based on 100% of the “target” number of Stars PSUs obtainable under each Stars 2019 Awards Agreement (as defined in the Stars Equity Plan) and the balance of such number of Stars PSUs under each Stars PSUs 2019 shall be forfeited, provided that, in each case, such Stars PSUs shall become subject to further vesting (if any) in accordance with their terms, as if they had in respect of time-based vesting been originally issued as Stars RSUs; and (B) each Stars Equity Award that as of the Effective Time is outstanding shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that the terms of such Stars Equity Awards shall be amended so as to substitute for the Common Shares subject to such Stars Equity Awards, Flutter Shares (rounded down to the nearest whole number) equal to: (X) 0.2253, multiplied by (Y) the number of Common Shares subject to such Stars Equity Award immediately prior to the Effective Time but subject to any adjustment required to that award by the Stars Equity Plan or grant documentation as a result of the Arrangement Agreement or the Arrangement. For greater certainty, all other terms and conditions of such award, including the term to expiry and conditions to and manner of exercising, will be the same as the Stars Equity Award and shall be governed by the terms of the Stars Equity Plan and any document evidencing a Stars Equity Award shall thereafter evidence and be deemed to evidence such an amended award.

The Stars Group and Flutter have further agreed that the Stars PSUs 2017 and any Stars PSUs 2018 (each as defined in the Stars Equity Plan) with Performance Goals (as defined in the Stars Equity Plan) measured at the period ending December 31, 2019 shall be treated as determined after December 31, 2019 in accordance with the terms of the Stars Equity Plan.

All Common Shares that are subject to the Stars Employee Stock Purchase Plan will be subject to the Plan of Arrangement and the holders thereof will be entitled to receive the Consideration in respect of such Common Shares at the same time and on the same conditions as the holders of the Common Shares pursuant to the Plan of Arrangement. The Stars Group will take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors or a committee thereof and, if appropriate, amending the terms of the Stars Employee Stock Purchase Plan) that may be necessary or required under the Stars Employee Stock Purchase Plan to ensure that, subject to the Arrangement becoming effective, the Stars Employee Stock Purchase Plan will terminate in its entirety at or prior to the Effective Time.

Effect on The Stars Group if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any consideration for any of their Common Shares in connection with the Arrangement and the Corporation will remain a reporting issuer and the Common Shares will continue to be listed on the TSX and the NASDAQ. See “Risk Factors – Risk Factors Relating to the Arrangement”. The Arrangement Agreement requires that the Corporation pay the Termination Fee of £60,140,976 to Flutter in connection with the termination of the Arrangement Agreement, if the Arrangement is not completed as a result of certain prescribed events. See “Summary of Arrangement Agreement – Termination and Amendment of Arrangement Agreement – Termination Fees”.

Principal Legal Matters

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court pursuant to the OBCA. Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order, which provides for the calling and holding of the Meeting, Dissent Rights for Shareholders and other procedural matters. Subject to the terms of the Arrangement Agreement and any applicable order of the Court, and if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Corporation intends to make an application to the Court for the Final Order to take place promptly following the Meeting. Under the terms of the Interim Order, certain Shareholders have the right to appear and make submissions at the application for the Final Order, by submitting a notice of appearance in compliance with the terms of the Interim Order. At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement and the rights of every Person affected. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, Flutter and the Corporation may agree not to complete the Arrangement.

Certain Canadian Securities Law Matters

The Corporation is a reporting issuer (or its equivalent) in all provinces and territories of Canada and, accordingly, is subject to applicable securities Laws of such provinces and territories. Additionally, the securities regulatory authorities in the provinces of Ontario and Québec have adopted MI 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction, within the meaning of MI 61-101. In assessing whether the Arrangement could be considered a “business combination” within the meaning of MI 61-101, the Corporation reviewed all benefits or payments which related parties of the Corporation are entitled to receive, directly or indirectly, as a consequence of the Arrangement, to determine whether any of these benefits or payments constitute a “collateral benefit” for purposes of MI 61-101. To the knowledge of The Stars Group, no related party of The Stars Group, within the meaning of MI 61-101, together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit”, within the meaning of MI 61-101, as a consequence of the transactions contemplated by the Arrangement Agreement. Accordingly, the Corporation is of the view that the Arrangement is not a “business combination” within the meaning for MI 61-101.

Certain U.S. Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal and state securities Laws applicable to Shareholders. All Shareholders are urged to consult with their own legal advisors to ensure that the resale of Flutter Shares issued to them under the Arrangement complies with applicable U.S. federal and state securities Laws. Please also see additional information under the heading “Notice to The Stars Group Shareholders in the United States”.

Shareholders who resell Flutter Shares must also comply with the requirements of the securities Laws of any other countries that may be applicable to them.

Status under U.S. Securities Laws

Each of The Stars Group and Flutter is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act. Currently, the Common Shares are listed in the United States on NASDAQ in addition to being listed in Canada on the TSX. The Flutter Shares to be issued under the Arrangement will not be listed on NASDAQ or the TSX.

Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act

The Flutter Shares to be issued by Flutter pursuant to the Arrangement have not been and will not be registered under the 1933 Act and such issue will be effected in reliance on the exemption from registration afforded by Section 3(a)(10) under the 1933 Act and, to the extent available, corresponding exemptions under the securities Laws of each state of the United States in which U.S. Shareholders reside. Section 3(a)(10) of the 1933 Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear by a court or governmental authority expressly authorized by law to grant such approval and to hold such a hearing. Accordingly, the Final Order, if granted by the Court, will constitute the basis for the exemption from the registration requirements of the 1933 Act with respect to the Flutter Shares to be issued in connection with the Arrangement.

Resales of Flutter Shares within the United States after the Effective Time

The resale rules under the 1933 Act applicable to Shareholders who receive Flutter Shares in the Arrangement are summarized below.

Non-Affiliates Before and After the Effective Time

Shareholders who are not “affiliates” of Flutter within 90 days before the Effective Time and will not be affiliates of Flutter after the Effective Time may generally resell the Flutter Shares issued to them in the Arrangement without restriction under the 1933 Act. An “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Affiliates Before the Effective Time or Affiliates After the Effective Time

Shareholders who are affiliates of Flutter within 90 days before the Effective Time or will be affiliates of Flutter after the Effective Time will be subject to restrictions on resale imposed by the 1933 Act with respect to the Flutter Shares issued to them in the Arrangement. These Shareholders may not resell their Flutter Shares unless such securities are registered under the 1933 Act or an exemption from registration is available.

Resale of Flutter Shares Pursuant to Rule 144

In general, under Rule 144 of the 1933 Act, persons who are or who within the past 90 days have been affiliates of Flutter at the time of a proposed resale of Flutter Shares will be entitled to sell in the United States, during any three-month period, a portion of the Flutter Shares held by them, including the Flutter Shares that they receive in connection with the Arrangement, provided that the number of such Flutter Shares sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are then listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Flutter. Persons who are affiliates of Flutter will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Flutter and during the three-month period after they cease to be an affiliate.

Resale of Flutter Shares Pursuant to Regulation S

In general, under Regulation S, persons who are affiliates of Flutter solely by virtue of their status as an officer or director of Flutter may sell Flutter Shares outside of the United States in an “offshore transaction” on a “designated offshore securities market” (which would include a sale through the LSE and the Euronext Dublin Market) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Flutter Shares who is an affiliate of Flutter for any reason other than by virtue of his or her status as an officer or director of Flutter.

State “Blue Sky” Securities Laws

The Flutter Shares will not be delivered to Shareholders in a U.S. state unless either the delivery of the Flutter Shares to Shareholders would be exempt from the registration or qualification requirements under the applicable state “blue sky” securities Laws of that state or the registration or qualification requirements applicable to the delivery of the Flutter Shares to Shareholders in that state have been satisfied, and all Flutter Shares that would otherwise be delivered to Shareholders in any such U.S. states in which such delivery would be not be permissible shall be sold on their behalf, and such Shareholders will receive a cash payment in the amount of their pro rata entitlement to the net sale proceeds.

Certain UK and Irish Securities Law Matters

It is a condition of the Arrangement that each of the FCA, the London Stock Exchange and Euronext Dublin, as appropriate, agree to admit Flutter’s enlarged ordinary share capital to: (i) listing on the premium listing segment of the Official List maintained by the FCA and to a secondary listing on the Official List of Euronext Dublin; and (ii) trading on the London Stock Exchange’s main market for listed securities and the Euronext Dublin Market.

Flutter Shares to be issued to Shareholders pursuant to the Arrangement may be resold by the holder thereof in the UK and Ireland without restriction, subject to the provisions of the Companies Act, as amended, the memorandum and articles of association of Flutter and applicable UK and Irish securities Laws.

The terms of the Arrangement are not intended to, and do not, constitute, or form any part of, any offer of securities to the public for the purposes of the EU Prospectus Regulation or the Companies Act. This Information Circular does not constitute a prospectus or a prospectus equivalent document for the purpose of the EU Prospectus Regulation nor a prospectus within the meaning of the Companies Act.

This Information Circular has not been approved or reviewed by or registered with the Central Bank of Ireland. This Information Circular does not constitute investment advice or the provision of investment services within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) of Ireland or otherwise. The Corporation is not an authorized investment firm within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) of Ireland, and the recipients of this document should seek appropriate independent professional legal and financial advice in determining their actions in respect of or pursuant to this document.

A prospectus drawn up in accordance with Chapter 1 of Part 23 of the Companies Act, the European Union (Prospectus) Regulations 2019 of Ireland, Part 4 of the Central Bank (Investment Market Conduct) Rules 2019 of Ireland and the EU Prospectus Regulation will be published by Flutter in due course in connection with (a) the admission to the premium listing segment of the Official List of the FCA and to trading on the London Stock Exchange’s main market for listed securities and (b) the admission to a secondary listing on the Official List of Euronext Dublin and to trading on the Euronext Dublin Market, in each case of all of the issued and to be issued Flutter Shares following completion of the Arrangement (the “Flutter Prospectus”). The Flutter Prospectus will be approved by the Central Bank of Ireland (the “Central Bank”) as competent authority under the EU Prospectus Regulation. Such approval will relate only to the Flutter Prospectus meeting the standards of completeness, comprehensibility and consistency imposed by the EU Prospectus Regulation and should not be considered as an endorsement of Flutter or the Flutter Shares nor should it be considered as an endorsement of The Stars Group or any securities of The Stars Group. Investors should make their own assessment as to the suitability of investing in Flutter Shares.

Ongoing Reporting Obligation

Flutter is not currently a “reporting issuer” in any province or territory of Canada. Following the completion of the Arrangement, Flutter will become a “reporting issuer” within the meaning of applicable Canadian securities Laws in each of the provinces and territories of Canada and, as such, Flutter will be required to comply with the continuous and other timely disclosure requirements and securities rules under relevant Canadian securities Laws, in addition to its disclosure and other reporting obligations under applicable Irish and UK law.

Following completion of the Arrangement, Flutter expects to qualify as a “designated foreign issuer” within the meaning of applicable Canadian securities Laws and, as such, expects to satisfy its ongoing Canadian reporting obligations by sending to Canadian holders of Flutter Shares and filing with the CSA the materials that it sends to Shareholders and files with the FCA, the Central Bank and Euronext Dublin, as applicable, pursuant to the applicable Laws, regulations and rules in Ireland and the United Kingdom, including the Companies Acts, the Market Abuse Regulation, Market Abuse Law, the Transparency Regulations and Rules, the Market Conduct Rules, the Disclosure and Transparency Rules, the UK Listing Rules and the Irish Listing Rules. In addition, for such time as Flutter qualifies as a “designated foreign issuer”, Flutter Shareholders will not be subject to the Canadian early warning requirements pertaining to disclosure of beneficial ownership of 10% or more of any of Flutter’s voting or equity securities, provided such persons comply with the disclosure requirements relating to reporting of beneficial ownership of Flutter’s voting or equity securities pursuant to the Transparency Regulations and Rules, UK Listing Rules, the Disclosure and Transparency Rules, the Irish Listing Rules and any other applicable securities Laws.

If Flutter does not qualify or ceases to qualify as a “designated foreign issuer” following completion of the Arrangement, including in circumstances where Canadian residents own, directly or indirectly, 10% or more of the total number of outstanding Flutter Shares (on a fully-diluted basis), Flutter would be required to file continuous disclosure documents in accordance with applicable Canadian securities Laws. The principal additional continuous and other timely disclosure requirements under Canadian continuous disclosure and securities rules that may apply to Flutter following completion of the Arrangement require the preparation and public filing of, among other things:

•	quarterly unaudited financial statements and related management’s discussion and analysis;

•	annual information forms (which provide a comprehensive overview of Flutter, as well as its history, operations, prospects and risks);

•	Chief Executive Officer and Chief Financial Officer certifications with respect to annual and interim filings;

•	material change reports (in respect of material changes in the business, operations or capital of Flutter); and

•	business acquisition reports (including financial statements and pro forma financial statements) in respect of significant acquisitions.

Flutter may in the future take actions to cease to be a “reporting issuer” under applicable Canadian securities Laws.

Summary of Arrangement Agreement

General

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains, among other things, covenants, representations and warranties of and from each of the Corporation and Flutter and various conditions precedent, both mutual and with respect to the Corporation and Flutter. Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available under The Stars Group’s profile on SEDAR at www.sedar.com.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfilment of each of the following conditions precedent on or before the Filing Time, each of which may only be waived with the mutual consent of the Parties: (a) the Arrangement Resolution has been approved and adopted by Shareholders at the Meeting in accordance with the Interim Order; (b) the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to the Parties, on appeal or otherwise; (c) Flutter Shareholders approve the Arrangement; (d) the Gaming Approvals and Regulatory Approvals have been obtained; (e) the FCA and Euronext Dublin having acknowledged (and such acknowledgement has not been withdrawn) that the application for the admission of the Flutter Shares to be issued pursuant to the Arrangement to (i) the premium listing segment of the Official List of the FCA, and (ii) to a secondary listing on the Official List of Euronext Dublin (respectively) has been approved and will become effective, and the LSE and Euronext Dublin Market having acknowledged (and such acknowledgement shall not have been withdrawn) that the Flutter Shares to be issued pursuant to the Arrangement will be admitted to trading on (A) the LSE’s main market for listed securities, and (B) the Euronext Dublin (respectively) with effect from the Effective Time, subject only to the issue of such Flutter Shares upon completion of the Arrangement; and (f) no law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Flutter or The Stars Group from consummating the Arrangement.

Additional Conditions Precedent to the Obligations of The Stars Group

The obligation of The Stars Group to complete the Arrangement is subject to the fulfilment of each of the following conditions precedent on or before the Filing Time (each of which is for the exclusive benefit of The Stars Group and may be waived by The Stars Group in whole or in part at any time): (a) all material covenants of Flutter under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by The Stars Group has been duly performed or complied with by Flutter in all material respects and The Stars Group has received a certificate of Flutter, addressed to The Stars Group and dated the Filing Date, signed on behalf of Flutter by two of its senior executive officers (on Flutter’s behalf and without personal liability), confirming the same as of the Filing Time; (b) certain representations and warranties of Flutter set forth in the Arrangement Agreement with respect to (i) Flutter being duly incorporated and validly existing under the Laws of Ireland and having the required corporate power and authority to own its assets and conduct its business, Flutter having the requisite corporate power and authority to enter into, among others, the Arrangement Agreement and the representation that except for aggregate fees payable by Flutter disclosed in the Flutter Disclosure Letter, none of Flutter and any of its Subsidiaries, among others, has employed any broker, finder, investment banker, financial advisor or other Person or incurred any liability for any, among others, brokerage fees, commissions or other similar fees in connection with the transactions contemplated by the Arrangement Agreement, shall be true and correct in all respects as of the Filing Time as if made as at and as of such time; (ii) the representations in the Arrangement Agreement with respect to Flutter Shares, Flutter Options, Flutter RSUs and Flutter or any of its Subsidiaries not having any obligation to issue or sell any Flutter Shares or shares of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any Flutter Shares or shares of any of its Subsidiaries and other than the Flutter Employee Share Plans, that there are no equity or security based compensation arrangements maintained by Flutter, and that no Person is entitled to any pre-emptive or other similar right granted by Flutter or any of its Subsidiaries, shall be true and correct in all respects (except for de minimis inaccuracies) as of the Filing Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) as if made as at and as of such time; and (iii) all other provisions of the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Filing Time, as though made on and as of the Filing Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of such representations and warranties to be so true and correct in all respects has or have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Flutter, and The Stars Group has received a certificate of Flutter addressed to Flutter and dated the Filing Date, signed on behalf of Flutter by two senior executive officers of Flutter (on Flutter’s behalf and without personal liability), confirming the same as at the Filing Time; and (c) since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect on Flutter.

Conditions Precedent to the Obligations of Flutter

The obligations of Flutter to complete the Arrangement are subject to the fulfilment of each of the following conditions precedent on or before the Filing Time (each of which is for the exclusive benefit of Flutter and may be waived by Flutter in whole or in part at any time): (a) all material covenants of The Stars Group under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by Flutter has been duly performed or complied with by The Stars Group in all material respects and Flutter has received a certificate of The Stars Group addressed to Flutter and dated the Filing Date, signed on behalf of The Stars Group by two senior executive officers of The Stars Group (on The Stars Group’s behalf and without personal liability), confirming the same as of the Filing Time; (b) certain representations and warranties of The Stars Group set forth in the Arrangement Agreement with respect to (i) The Stars Group being duly incorporated and validly existing under the OBCA and having the required corporate power and authority to own its assets and conduct its business, The Stars Group having the requisite corporate power and authority to enter into, among others, the Arrangement Agreement and the representation that except for the fees to be paid to the Stars Financial Advisors pursuant to their engagement letters with The Stars Group, none of The Stars Group and any of its Subsidiaries, among others, has employed any broker, finder, investment banker, financial advisor or other Person or incurred any liability for any, among others, brokerage fees, commissions or other similar fees in connection with the transactions contemplated by the Arrangement Agreement, shall be true in all respects as of the Filing Time as if made as at and as of such time; (ii) the representations in the Arrangement Agreement with respect to the Common Shares, Stars Options, Stars RSUs, Stars PSUs, Stars DSUs and except for the Stars Options and Stars Equity Awards or pursuant to the terms of any Contract or other event or arrangement listed in the Stars Disclosure Letter, there are no commitments or obligations of The Stars Group or any of its Subsidiaries to issue or sell any Common Shares or shares of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any Common Shares or shares of any of its Subsidiaries and other than the Stars Employee Share Plans, that there are no equity or security based compensation arrangements maintained by The Stars Group, and that no Person is entitled to any pre-emptive or other similar right granted by The Stars Group or any of its Subsidiaries, shall be true and correct in all respects (except for de minimis inaccuracies) as of the Filing Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) as if made as at and as of such time; and (iii) all other provisions of the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Filing Time, as though made on and as of the Filing Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of such representations and warranties to be so true and correct in all respects has or have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on The Stars Group, and Flutter has received a certificate of The Stars Group addressed to Flutter and dated the Filing Date, signed on behalf of The Stars Group by two senior executive officers of The Stars Group (on The Stars Group’s behalf and without personal liability), confirming the same as at the Filing Time; (c) the total number of Common Shares of The Stars Group with respect to which Dissent Rights have been properly exercised and not validly withdrawn shall not exceed 5% of the outstanding Common Shares as of the Filing Date; and (d) since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect on The Stars Group.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by each of the Corporation and Flutter. The statements included in those representations and warranties are solely for the purposes of the Arrangement Agreement and do not survive the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date the Arrangement Agreement terminates. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Corporation to Flutter or are subject to a standard of materiality or are qualified by a reference to Material Adverse Effect. Therefore, Shareholders should not rely on the representations and warranties as statements of fact.

The Arrangement Agreement contains customary representations and warranties of the Corporation relating to: (a) organization and qualification; (b) authority relative to the Arrangement Agreement; (c) no conflict; required filings and consent; (d) Subsidiaries; (e) compliance with Laws; (f) Authorizations; (g) capitalization and listing; (h) reporting issuer status; (i) certain securities Laws matters; (j) reports; (k) financial statements; (l) disclosure controls and internal control over financial reporting; (m) intellectual property; (n) employment matters; (o) absence of certain changes or events; (p) litigation; (q) taxes; (r) benefit plans; (s) Material Contracts; (t) brokers; (u) Fairness Opinions; (v) Board approval; (w) Canadian regulatory matters; (x) no collateral benefit; and (y) Canadian resident Shareholders.

Additionally, the Arrangement Agreement also contains customary representations and warranties of Flutter relating to: (a) organization and qualification; (b) authority relative to the Arrangement Agreement; (c) no conflict; required filings and consent; (d) Subsidiaries; (e) compliance with Laws; (f) Authorizations; (g) capitalization and listing; (h) compliance with securities Laws; (i) reports; (j) financial statements; (k) disclosure controls and internal control over financial reporting; (l) intellectual property; (m) employment matters; (n) absence of certain changes or events; (o) litigation; (p) taxes; (q) benefit plans; (r) Material Contracts; (s) brokers; (t) Flutter Shares; (u) Flutter Board approval; (v) Canadian regulatory matters; and (w) no collateral benefit.

Covenants in Respect of the Conduct of Business

Conduct of Business by The Stars Group

The Stars Group has agreed to certain customary negative and affirmative covenants relating to the operation of its business (including the business of its Subsidiaries) during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, including that the Corporation shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, and not take any action except in, and maintain their respective facilities in, the ordinary course of business and use commercially reasonable efforts to preserve intact The Stars Group and its assets and properties, to keep available the services of its executive officers and employees as a group and to maintain relationships consistent with past practice with customers, employees, governmental entities and others having business relationships with them, as in the ordinary course of business. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Corporation in relation to the conduct of its business prior to the Effective Time.

Conduct of Business by Flutter

Flutter has agreed to certain customary negative and affirmative covenants relating to the operation of its business (including the business of its Subsidiaries) during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, including that Flutter shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, and not take any action except in, and maintain their respective facilities in, the ordinary course of business and use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Flutter and its assets and properties, to keep available the services of its executive officers and employees as a group and to maintain relationships consistent with past practice with customers, employees, governmental entities and others having business relationships with them, as in the ordinary course of business. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by Flutter in relation to the conduct of its business prior to the Effective Time.

Non-Solicitation

The Arrangement Agreement provides that, subject to the exceptions provided in the Arrangement Agreement, neither the Corporation nor Flutter shall, directly or indirectly, through any officer, director, employee, representative or agent of such Party or any of its Subsidiaries: (a) solicit, initiate, or knowingly encourage, assist or otherwise facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (b) enter into, continue or otherwise engage or participate in any discussions or negotiations with any Person (other than the other Party) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (c) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of the Arrangement Agreement (or in the event that the Meeting or Flutter Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day before the date of the Meeting or the Flutter Meeting, as applicable); provided the Board or the Flutter Board, as applicable, has rejected such Acquisition Proposal and affirmed their recommendation of the Arrangement before the end of such period); (d) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement); or (e) make a Stars Change in Recommendation or a Flutter Change in Recommendation, as applicable.

Access to Information

Additionally, each of the Corporation and Flutter have agreed that they shall, and shall cause each of their Subsidiaries and representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion, negotiation or other activity with any Person (other than the other Party) conducted by such Party or any of its Subsidiaries or representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, such Party will discontinue access to, and disclosure of, any of its information (and not establish or allow access to any of its or its Subsidiaries’ information, any data room, virtual or otherwise, or any of its or its Subsidiaries’ properties, facilities, books or records); and shall as soon as possible request, and exercise all rights it has to require, the return or destruction of all confidential information regarding such Party and its Subsidiaries previously provided to any such Person or any other Person (other than the other Party and its representatives) to the extent such information has not already been returned or destroyed.

Further, neither the Corporation nor Flutter shall release any third party from any confidentiality, non-solicitation or standstill agreement, or terminate, modify, amend or waive the terms thereof, and each of the Corporation and Flutter has undertaken to enforce, and cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that such Party or any of its Subsidiaries has entered into prior to the date of the entering into of the Arrangement Agreement, except to allow a Person to propose an Acquisition Proposal to the Party (it being acknowledged that the automatic termination or release of any such agreement, restriction or covenant as a result of either Party entering into the Arrangement Agreement shall not be a violation of the foregoing covenants). Each of the Corporation and Flutter agreed (i) that it shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which it or any Subsidiary is a party, and (ii) that neither it, nor any Subsidiary or any of its representatives has or will, without the prior written consent of the other Party, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting it, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which it or any Subsidiary is a party except to allow such Person to propose an Acquisition Proposal to such Party.

If a Party or any of its Subsidiaries or any of their respective representatives, receives or otherwise becomes aware of (i) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or (ii) any request (by any Person that such Party or any of its Subsidiaries or any of their respective representatives is aware, or would reasonably be expected to be aware, is considering making, or has made, an Acquisition Proposal) for copies of, access to, or disclosure of, certain confidential information relating to such Party or any of its Subsidiaries, such Party shall promptly notify the other Party, within twenty four hours, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions (if applicable), the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Persons. The Parties shall keep one another promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request and will respond promptly to all inquiries by the other Party with respect thereto.

Permitted Actions

Notwithstanding any other provision of the Arrangement Agreement, if at any time following the date of the entering into of the Arrangement Agreement and prior to obtaining Shareholder approval of the Arrangement Resolution or Flutter Shareholder Approval, as applicable, either the Corporation or Flutter or its representatives receives a bona fide unsolicited Acquisition Proposal and such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction, the Corporation or Flutter, as applicable, has been, and continues to be, in compliance with its obligations under the non-solicitation covenants of the Arrangement Agreement, and the Board or the Flutter Board, as applicable, determines, in good faith after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, then, and only in such case, such Party may:

(i)	provide the Person making such an Acquisition Proposal with access to such information regarding such Party and its Subsidiaries as has been provided to the other Party or as is required to be provided by applicable Law; and/or

(ii)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal,

provided that such Party shall not, and shall not allow any of its Subsidiaries or representatives to, disclose any non-public information with respect to such Party or any of its Subsidiaries to such Person making such Acquisition Proposal without having (i) entered into a confidentiality and standstill agreement on customary terms, and provided a copy of such confidentiality and standstill agreement to the other Party; and (ii) provided to the other Party a list of and access to the information made or to be made available to such Person. Any such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with such Party and may not restrict such Party or any of its Subsidiaries from otherwise complying with its non-solicitation covenants under the Arrangement Agreement.

Implementation of Superior Proposal

Notwithstanding any provision to the contrary contained in the non-solicitation covenants of the Arrangement Agreement, or any other provision of the Arrangement Agreement, if a Party receives an Acquisition Proposal that constitutes a Superior Proposal, such Party may (i) make a Stars Change in Recommendation or Flutter Change in Recommendation, as applicable, in respect of such Superior Proposal; or (ii) enter into any proposed agreement with respect to such Superior Proposal if, and only if, prior to effecting such change in recommendation and/or entering into such proposed agreement: (a) Shareholder approval of the Arrangement Resolution or Flutter Shareholder Approval, as applicable, has not been obtained; (b) such Party has complied in all material respects with the non-solicitation provisions of the Arrangement Agreement; (c) such party has provided the other Party with a notice in writing that there is a Superior Proposal together with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including documentation supporting the valuation of any non-cash consideration and any financing documents supplied to such Party in connection therewith, subject to, in the case of financing documents, customary confidentiality provisions with respect to fee letters or similar information, such documents to be so provided to the other Party not less than five Business Days prior to the proposed acceptance, approval or execution of the proposed agreement by such Party; (d) five Business Days (the “Matching Period”) has elapsed from the date the other Party received the notice and documentation referred to above from such Party and, during any Matching Period, the other Party has had the opportunity (but not the obligation), in accordance with the terms of the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal, and, if the other Party has proposed to amend the terms of the Arrangement in accordance with the terms of the Arrangement Agreement, the Board or the Flutter Board, as applicable, has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by the other Party; and (e) after the Matching Period, the board of directors of the Party in receipt of the Acquisition Proposal determines, after consultation with outside counsel and financial advisors, that the Acquisition Proposal constitutes a Superior Proposal.

Response to Superior Proposal

During the Matching Period or such longer period as either the Corporation or Flutter, as applicable, may approve for such purpose, the other Party has the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement, including an increase in, or modification of, the Consideration. The Board or the Flutter Board, as applicable, will, in consultation with outside legal counsel and financial advisers, review any proposal by the other Party to amend the terms of the Arrangement Agreement in order to determine in good faith in the exercise of its fiduciary duties whether the other Party’s proposal to amend the Arrangement Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal, and will respond to the other Party with such determination within three Business Days of receiving the other Party’s proposal to amend the Arrangement Agreement. If the Board or the Flutter Board, as applicable, determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement, it will promptly enter into an amended agreement with the other Party reflecting such proposed amendments. Each of the Corporation and Flutter has further undertaken to the other to negotiate in good faith and in a timely manner with the other Party during the Matching Period.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by the Party receiving an Acquisition Proposal or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the non-solicitation provisions of the Arrangement Agreement, and the other Party shall be afforded a new full five Business Day Matching Period from the date on which the other Party received the notice and documentation referred to above with respect to each new Superior Proposal.

General

In circumstances where The Stars Group or Flutter has notified the other that it intends to make a Stars Change in Recommendation or Flutter Change in Recommendation, as applicable, or The Stars Group or Flutter provides the other with notice of a Superior Proposal in either case on a date that is less than fifteen Business Days prior to the Meeting or the Flutter Meeting, as applicable, The Stars Group or Flutter may, or if requested by the other, shall adjourn the Meeting or the Flutter Meeting, as applicable, to a date that is fifteen Business Days after the date of such notice, provided, however, that neither the Meeting nor the meeting of the Flutter Shareholders shall be adjourned or postponed to a date that is later than the fifteenth Business Day prior to the Outside Date.

Nothing in the non-solicitation provisions of the Arrangement Agreement shall prohibit the Board or the Flutter Board from (i) making a Stars Change in Recommendation or Flutter Change in Recommendation, as applicable, or from making any disclosure to any securityholders of the applicable Party prior to the Filing Time, if, in the good faith judgment of the Board or the Flutter Board, as applicable, after consultation with outside counsel and financial advisors, failure to take such action or make such disclosure would be inconsistent with the fiduciary duties of the Board or the Flutter Board, as applicable, or such action or disclosure is otherwise required under applicable Law and (ii) responding through a directors’ circular or equivalent document to an Acquisition Proposal that it determines is not a Superior Proposal, provided that such Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure (if practicable) and shall make all reasonable amendments as requested by the other Party and its legal counsel.

Implementation, Interim Order and Terms of the Arrangement

The Arrangement will be implemented in accordance with and subject to the terms and conditions contained in the Arrangement Agreement and Plan of Arrangement. The Articles of Arrangement shall implement the Plan of Arrangement. Following the execution of the Arrangement Agreement, the Corporation, pursuant to Section 182 of the OBCA, prepared, filed, and pursued an application to the Court for the Interim Order. The Interim Order provides, among other things:

(a)	for the class(es) of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the Record Date for the purposes of determining the Shareholders entitled to receive notice of and vote at the Meeting in accordance with the Interim Order;

(c)	that the requisite approval for the Arrangement Resolution shall be the affirmative vote of at least 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting and voting together as a single class;

(d)	that, in all other respects, the terms, conditions and restrictions of the articles and by-laws of The Stars Group, including quorum requirements and other matters, shall apply in respect of the Meeting;

(e)	for the grant of Dissent Rights to those Shareholders who are registered holders of Common Shares;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(g)	that the Meeting may be adjourned, postponed or the venue may be changed (including holding a virtual meeting or hybrid meeting whereby Shareholders may join virtually) from time to time by the Board, subject to the terms of the Arrangement Agreement, without the need for additional approval of the Court.

Additionally, the Court has been advised that Flutter intends to rely on an exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) thereof with respect to the Flutter Shares to be issued pursuant to the Arrangement.

Termination and Amendment of Arrangement Agreement

Termination

The Arrangement Agreement may be terminated at any time prior to the Filing Time as provided below (notwithstanding Flutter Shareholder Approval or any approval of the Arrangement Agreement or of the Arrangement Resolution by Shareholders and/or by the Court, as applicable):

(a)	by mutual written agreement of the Parties;

(b)	by either The Stars Group or Flutter, if: (A) the Filing Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement as provided in this paragraph will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Filing Time to occur by such Outside Date; (B) Shareholder approval is not obtained at the Meeting in accordance with the Interim Order; or (C) Flutter Shareholder Approval is not obtained at the Flutter Meeting;

(c)	by Flutter, if:

(i)	prior to the Filing Time: (1) the Board fails to recommend, or withdraws, amends, modifies or qualifies, in a manner adverse to Flutter, its recommendation of the Arrangement (or fails to publicly reaffirm such recommendation within five Business Days (and in any case prior to the Meeting) after having been requested in writing by Flutter to do so); (2) the Board or a committee thereof has approved or recommended any Acquisition Proposal ((1) and (2) each a “Stars Change in Recommendation”); or (3) The Stars Group has wilfully or intentionally breached the non-solicitation provisions of the Arrangement Agreement in any material respect;

(ii)	subject to the notice and cure provisions of the Arrangement Agreement, a material breach of any representation or warranty or failure to perform any covenant or agreement on the part of The Stars Group set forth in the Arrangement Agreement has occurred that would cause the conditions set forth under the heading “Summary of Arrangement Agreement – Conditions Precedent to the Arrangement – Conditions Precedent to the Obligations of Flutter” not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Flutter and provided that Flutter is not then in breach of the Arrangement Agreement so as to cause any condition set forth under the heading “Summary of Arrangement Agreement – Conditions Precedent to the Arrangement – Additional Conditions Precedent to the Obligations of The Stars Group” not to be satisfied; or

(iii)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the non-solicitation provisions of the Arrangement Agreement), subject to compliance with the non-solicitation provisions of the Arrangement Agreement in all material respects and provided that no termination under this paragraph shall be effective unless and until Flutter has paid to The Stars Group the amount required to be paid pursuant to Section 7.3 (Expenses and Termination Payments) of the Arrangement Agreement;

(d)	by The Stars Group, if

(i)	prior to the Filing Time: (1) the Flutter Board fails to recommend, or withdraws, amends, modifies or qualifies, in a manner adverse to The Stars Group, its recommendation of the Arrangement (or fails to publicly reaffirm such recommendation within five Business Days (and in any case prior to the Flutter Meeting) after having been requested in writing by The Stars Group to do so); (2) the Flutter Board or a committee thereof has approved or recommended any Acquisition Proposal ((1) and (2) each a “Flutter Change in Recommendation”); or (3) Flutter has wilfully or intentionally breached the non-solicitation provisions of the Arrangement Agreement in any material respect;

(ii)	subject to the notice and cure provisions of the Arrangement Agreement, a material breach of any representation or warranty or failure to perform any covenant or agreement on the part of Flutter set forth in the Arrangement Agreement has occurred that would cause the conditions set forth under the heading “Summary of Arrangement Agreement – Conditions Precedent to the Arrangement – Additional Conditions Precedent to the Obligations of The Stars Group” not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by The Stars Group and provided that The Stars Group is not then in breach of the Arrangement Agreement so as to cause any condition set forth under the heading “Summary of Arrangement Agreement – Conditions Precedent to the Arrangement – Conditions Precedent to the Obligations of Flutter” not to be satisfied; or

(iii)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by non-solicitation provisions of the Arrangement Agreement), subject to compliance with the non-solicitation provisions of the Arrangement Agreement in all material respects and provided that no termination under this paragraph shall be effective unless and until The Stars Group has paid to Flutter the amount required to be paid pursuant to the Arrangement Agreement.

The Party desiring to terminate the Arrangement Agreement pursuant to the foregoing termination provisions (other than by mutual written agreement of the Parties) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Filing Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may without limitation: (a) change the time for performance of any of the obligations or acts of the Parties; (b) waive any inaccuracies or modify any representation or warranty contained therein or in any document delivered pursuant to the Arrangement Agreement; (c) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and (d) waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

Termination Fees

For the purposes of the Arrangement Agreement, a “Stars Termination Payment Event” means the termination of the Arrangement Agreement: (a) by either Flutter or The Stars Group if Shareholder approval has not been obtained at the Meeting in accordance with the Interim Order, provided that Flutter Shareholder Approval has been obtained; (b) by Flutter if prior to the Effective Time a Stars Change in Recommendation has occurred or The Stars Group has wilfully or intentionally breached its obligations under the heading “Summary of Arrangement Agreement – Non-Solicitation”; or (c) by The Stars Group if it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement).

For the purposes of the Arrangement Agreement, a “Flutter Termination Payment Event” means the termination of the Arrangement Agreement: (a) by either Party if the Effective Time has not occurred by the Outside Date, in circumstances where the Regulatory Approvals and Gaming Consents have not been obtained or because a Governmental Entity has taken any action with respect to a Regulatory Approval (other than Investment Canada and Foreign Investment Review Board Australia) such that a Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Flutter or the Corporation from consummating the Arrangement provided that The Stars Group has not committed any material breach of its obligations set out under “Summary of Arrangement Agreement – Covenants – Covenants relating to Regulatory Approvals and Gaming Approvals” and Shareholder approval has been obtained; (b) by either Flutter or The Stars Group if Flutter Shareholder Approval has not been obtained at the Flutter Meeting, provided that Shareholder approval from The Stars Group has been obtained; (c) by The Stars Group if prior to the Effective Time a Flutter Change in Recommendation has occurred or Flutter has wilfully or intentionally breached its obligations under the heading “Summary of Arrangement Agreement – Non-Solicitation”; or (d) by Flutter if it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement).

Expenses

Subject to the exceptions stipulated in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement will be paid by the Party incurring such fees, costs or expenses.

Covenants

The Arrangement Agreement contains customary covenants of The Stars Group and Flutter.

Covenants relating to the Arrangement

Subject to the covenants in relation to Regulatory Approvals and Gaming Approvals, each Party covenants that it shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Party and any of their Subsidiaries under the Arrangement Agreement, co-operate with the other Party in connection therewith, and use commercially reasonable efforts to do all such other acts and things as may be necessary in order to consummate and make effective as soon as reasonably practicable the transactions contemplated by the Arrangement Agreement.

Without limiting the generality of the foregoing or the obligations relating to Regulatory Approvals and Gaming Approvals, each Party shall and, where appropriate, shall cause each of its Subsidiaries to use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Arrangement Agreement and to have lifted or rescinded any injunction or restraining order or other order which may materially adversely affect the ability of the Parties to consummate the Arrangement; except in relation to Regulatory Approvals and Gaming Approvals, use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order and Final Order applicable to it; and use commercially reasonable efforts to obtain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or in connection with the Parties’ Material Contracts.

Further, The Stars Group shall and, where appropriate, shall cause each of its Subsidiaries to: (a) use commercially reasonable efforts to ensure that the exemption provided by Section 3(a)(10) of the 1933 Act is available for the issuance of the Consideration to be issued pursuant to the Arrangement; and (b) use commercially reasonable efforts to take all necessary actions, and all actions requested by Flutter, acting reasonably, to cause the Common Shares to be delisted from NASDAQ and to cause The Stars Group to be deregistered from U.S. Securities and Exchange Commission reporting requirements at or following the Effective Time.

Additionally, Flutter shall and, where appropriate, shall cause each of its Subsidiaries to: (a) apply for and use commercially reasonable efforts to obtain admittance of the Flutter Shares issuable pursuant to the Arrangement to: (i) the premium listing segment of the Official List of the FCA in accordance with the Listing Rules and to a secondary listing on the Official List of Euronext Dublin in accordance with the Euronext Dublin Listing Rules; and (ii) trading on LSE’s main market for listed securities in accordance with LSE’s Admission and Disclosure Standards and the Euronext Dublin Market in accordance with the Euronext Dublin Listing Rules; (b) use commercially reasonable efforts to satisfy any customary listing conditions of the FCA, LSE and Euronext Dublin (as applicable) in respect of the Flutter Shares issuable pursuant to the Arrangement; (c) at the time at which Stars Options, Stars Equity Awards, Flutter Options or Flutter RSUs are exercised or settled, as applicable, apply for and use commercially reasonable efforts to obtain admittance of the Flutter Shares issuable pursuant to such exercise or settlement to: (i) the premium listing segment of the Official List of the FCA in accordance with the Listing Rules and to a secondary listing on the Official List of Euronext Dublin in accordance with the Euronext Dublin Listing Rules; and (ii) trading on LSE’s main market for listed securities in accordance with LSE’s Admission and Disclosure Standards and the Euronext Dublin Market in accordance with the Euronext Dublin Listing Rules; and (d) use commercially reasonable efforts to satisfy any customary listing conditions of the FCA, LSE and Euronext Dublin (as applicable) in respect of the Flutter Shares issuable pursuant to the exercise or settlement of the Stars Options, Stars Equity Awards or Flutter Options or Flutter RSUs.

Covenants relating to Regulatory Approvals and Gaming Approvals

Under the Arrangement Agreement, each Party agreed to use its commercially reasonable efforts to and to cause its Subsidiaries to, obtain the Regulatory Approvals and the Gaming Consents, and to make the Gaming Notices, as soon as reasonably practicable. The Parties further agreed to: (i) make, as soon as reasonably practicable, the filings required by the Parties and their respective Subsidiaries to be made in connection with the Regulatory Approvals and the Gaming Approvals; (ii) comply at the earliest practicable date with any request for additional information received by any Party or its Subsidiaries, from any Governmental Entities, in connection with obtaining the Regulatory Approvals and/or the Gaming Approvals; and (iii) cooperate with each other in connection with their respective filings and submissions with respect to obtaining any Regulatory Approval or Gaming Consent or making any Gaming Notice and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity.

The Parties have agreed that, in relation to obtaining the Regulatory Approvals, the use of “commercially reasonable efforts” includes proposing, negotiating, committing to and effecting: (i) the sale, divestiture, disposition or other commitment in respect of the ownership of any assets or businesses of either Party or their respective Subsidiaries; and (ii) undertakings, obligations, restrictions, or any other actions that after the Effective Time would limit the freedom of action or operations of either Party or their respective Subsidiaries with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, including any undertaking required in connection with the Investment Canada Act, to secure the Regulatory Approvals, unless such sale, divestiture, disposition, other commitment, undertaking, obligation, restriction or other action would reasonably be expected to: (A) have a material negative financial impact on the financial condition or results of operations of both Parties and their Subsidiaries, taken as a whole; or (B) have a material negative effect on the cost synergies reasonably expected to be derived by both Parties and their Subsidiaries taken as a whole as a result of the Arrangement.

Covenants relating to Pre-Acquisition Reorganization

Under the Arrangement Agreement, The Stars Group agreed that, subject to any required approvals of the applicable Governmental Entities and its right in certain circumstances to not participate, and to the extent permitted by applicable Law, The Stars Group shall, and shall cause each of its Subsidiaries to (i) effect such reorganizations of The Stars Group’s or its Subsidiaries’ business, operations and assets or such other transactions as Flutter, acting reasonably, may request prior to the Filing Date, (each a “Pre-Acquisition Reorganization”) and the Plan of Arrangement, if required, shall be modified accordingly; and (ii) cooperate with Flutter and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

The Stars Group and its Subsidiaries will not be obligated to participate in any Pre-Acquisition Reorganization in certain circumstances including, among others, if in the opinion of The Stars Group, acting reasonably, the Pre-Acquisition Reorganization materially impedes, delays or prevents consummation of the Arrangement (including by giving rise to litigation by third parties).

Covenants relating to Governance Arrangements

The Parties agreed that (and without limiting their obligations set out under “Summary of Arrangement Agreement – Covenants – Covenants relating to Regulatory Approvals and Gaming Approvals”) Flutter shall ensure that as at the Effective Time: (i) the Flutter Board has fourteen directors: five Proposed Directors; eight Flutter Proposed Directors; and one other director to be jointly agreed between Flutter and The Stars Group, each acting reasonably; (ii) the position of Deputy Chair of Flutter will be filled by the Person who is, immediately before the Effective Date, the Executive Chairman of The Stars Group; and (iii) the position of Chief Operating Officer of Flutter will be filled by the Person who is, immediately before the Effective Date, the Chief Executive Officer of The Stars Group.

Subsequent to the entering into of the Arrangement Agreement, the Corporation and Flutter agreed that: (i) in response to COVID-19 pandemic and a resulting desire to keep individuals on the Flutter Board with a wide range of expertise in the near term, the Flutter Board will be comprised of fifteen directors until December 31, 2020 with an additional Flutter Proposed Director for a total of nine Flutter Proposed Directors during this period; and (ii) the Chief Executive Officer of The Stars Group (the "Consultant") will become a consultant to Flutter advising Flutter on integration and advising the Flutter CEO on strategy for poker and the Corporation's other businesses contributed to the Combined Group, rather than becoming Chief Operating Officer. With respect to the consulting arrangement with the Consultant, it will terminate on the earliest of: (a) the date the Consultant ceases to be a non-executive director of Flutter; (b) such other date as the Consultant and Flutter may agree; and (c) the date of Flutter's 2021 annual general meeting.

Covenants relating to Notice-and-Cure Provisions

Under the Arrangement Agreement, each of The Stars Group and Flutter will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the earlier to occur of (a) the termination of the Arrangement Agreement pursuant to its terms and (b) the Filing Time of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect on the date of the Arrangement Agreement or at the Filing Time (provided that this paragraph (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under the Arrangement Agreement); or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under the Arrangement Agreement prior to the Filing Time provided, however, that the delivery of any notice pursuant to the notice-and-cure provisions of the Arrangement Agreement will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under the Arrangement Agreement.

Flutter and The Stars Group may not elect to exercise their right to terminate the Arrangement Agreement pursuant to a material breach of representation or warranty, or failure to perform any covenant or agreement on the part of the other Party, unless the Party seeking to terminate the Arrangement Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is fifteen Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting and the meeting of the Flutter Shareholders, unless the Parties agree otherwise, The Stars Group shall postpone or adjourn the Meeting and Flutter shall use its commercially reasonable efforts to obtain the consent of the Flutter Shareholders to postpone or adjourn the meeting of the Flutter Shareholders to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is fifteen Business Days following receipt of such Termination Notice by the Breaching Party.

Covenants relating to Insurance and Indemnification

Under the Arrangement Agreement, The Stars Group agreed to purchase, prior to the Filing Date, customary “tail” policies of directors’ and officers’ liability insurance for directors of The Stars Group who will be resigning their positions on or shortly following the Effective Date providing protection no less favourable in the aggregate to the protection provided by the policies maintained by The Stars Group and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Flutter will, or will cause The Stars Group and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided, that Flutter shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 350% of The Stars Group’s current annual aggregate premium for policies currently maintained by The Stars Group or its Subsidiaries.

Flutter agreed that it shall cause The Stars Group and the Subsidiaries of The Stars Group to honour all rights to indemnification or exculpation existing, both now and in the future, in favour of present and former employees, officers and directors of The Stars Group and its Subsidiaries to the extent that they are disclosed or are otherwise on usual terms for indemnity arrangements, and acknowledges that such rights, to the extent that they are disclosed or are otherwise on usual terms for indemnity arrangements, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Covenants relating to Employment Matters

Under the Arrangement Agreement, unless otherwise agreed in writing between the Parties or by the relevant Stars Employee (as defined below), Flutter covenants and agrees, and after the Effective Time shall cause The Stars Group and any successor to The Stars Group to covenant and agree, to honour and comply in all material respects with the terms of all existing employment (including compensation and benefits) and severance obligations of The Stars Group and its Subsidiaries and all obligations of The Stars Group and its Subsidiaries under the Stars Employee Share Plans. Notwithstanding anything in this paragraph to the contrary, the terms of this provision shall not apply to: (i) any Stars employee as of the Effective Time (each a “Stars Employee”) who is covered by a collective bargaining or related agreement and instead, the terms and conditions of employment of each such Stars Employee following the Effective Time shall be governed by the terms of the applicable agreement; nor (ii) any director of The Stars Group proposed by the Stars Group and agreed to by Flutter, acting reasonably, for appointment to the Flutter Board at the Effective Time and any Stars Employee or director or officer of The Stars Group who joins the Flutter Board after the Effective Time, provided that the terms and conditions of employment of such individual following the Effective Time shall be in compliance with any applicable employment agreement and the Flutter directors’ remuneration policy approved by the Flutter Shareholders from time to time.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix B to this Information Circular.

Summary of the Arrangement

Commencing at the Effective Time, except as otherwise indicated in the Plan of Arrangement, the following events or transactions will occur and will be deemed to occur in the following sequence without any further authorization, act or formality:

(a)	each Common Share held by a Dissenting Shareholder entitled to be paid fair value for its Dissent Shares will be deemed to be transferred by the holder thereof, without any further act or formality on its part, to the Corporation in consideration for a claim against the Corporation for an amount determined in accordance with the Plan of Arrangement and thereupon: (i) each Dissenting Shareholder will have only the rights set out in the Plan of Arrangement and will cease to be the holder of such Dissent Shares; (ii) such Dissenting Shareholder’s name will be removed from The Stars Group’s register of Common Shares; and (iii) each Dissent Share shall be automatically cancelled as of the Effective Time;

(b)	each Common Share outstanding at the Effective Time, other than those Common Shares held by Flutter and Dissent Shares transferred to the Corporation pursuant to (a), will be transferred and assigned by the holder thereof to, and acquired by, Flutter, in exchange for the Consideration, and (i) in respect of each such Common Share transferred and assigned pursuant to this paragraph (b), each Former Stars Shareholder will cease to be the holder of such Common Shares so exchanged and such holder’s name will be removed from The Stars Group’s register of holders of Common Shares at such time; and (ii) Flutter will be deemed to be the holder of such Common Shares from the Effective Time and will be entered in The Stars Group’s register of holders of Common Shares as the registered holder of the Common Shares so transferred and shall be deemed the legal and beneficial owner thereof;

(c)	concurrently with the transactions outlined in the paragraph immediately below, each Stars Option that as of the Effective Time is outstanding will cease to represent an option or other right to acquire Common Shares and shall be exchanged at the Effective Time for an option to purchase from Flutter the number of Flutter Shares (rounded down to the nearest whole number) equal to: (A) 0.2253, multiplied by (B) the number of Common Shares subject to such Stars Option immediately prior to the Effective Time, at an exercise price per Flutter Share (rounded up to the nearest whole cent) equal to (Y) the exercise price per Common Share otherwise purchasable pursuant to such Stars Option immediately prior to the Effective Time, divided by (Z) 0.2253;

(d)	concurrently with the exchanges outlined in the paragraph immediately above, each Stars Equity Award that as of the Effective Time is outstanding shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that the terms of such Stars Equity Awards shall be amended so as to substitute for the Common Shares subject to such Stars Equity Awards, Flutter Shares (rounded down to the nearest whole number) equal to: (X) 0.2253, multiplied by (Y) the number of Common Shares subject to such Stars Equity Award immediately prior to the Effective Time but subject to any adjustment required to that award by the Stars Equity Plan or grant documentation as a result of the Arrangement; and

(e)	concurrently with the exchanges and other transactions set out in the two paragraphs above, the Stars Option Plan and the Stars Equity Plan will be assumed by Flutter.

Share Exchange Mechanics – Registered Shareholders

Letter of Transmittal

The Corporation and Flutter have retained the Depositary to receive and hold on behalf of the Corporation and Flutter all certificates representing Common Shares and the Letters of Transmittal for such Common Shares that may be deposited with the Depositary by Shareholders, in accordance with the terms and conditions of the Arrangement. The Depositary will receive its standard and customary compensation for its services in connection with processing the Letter of Transmittals and delivering Flutter Shares. In addition, the Depositary will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities law and expenses in connection therewith.

Enclosed with this Information Circular is a Letter of Transmittal which is being delivered to all registered Shareholders. The Letter of Transmittal, when validly completed and duly executed and returned by a registered Shareholder to the Depositary with the certificate(s) representing the Shareholders’ Common Shares (if applicable) and any other required documents, will enable such Shareholders to receive the Consideration to which they are entitled pursuant to the Plan of Arrangement.

For greater certainty, the Depositary will not arrange for delivery of the Consideration until the certificate(s) representing Common Shares (if any), Letter of Transmittal and all required documents, certificates and instruments are received by the Depositary, unless the Depositary is otherwise instructed in writing by Flutter or the Corporation. See “Arrangement Mechanics – Share Exchange Mechanics – Registered Shareholders – Delivery of Consideration”.

In the event that any registered Shareholder fails to submit the Letter of Transmittal in accordance with the instructions set out therein (“Non-Claiming Shareholder”) they will not be eligible to receive their Flutter Shares pursuant to the Arrangement until such time as a duly completed Letter of Transmittal is submitted. Until such time, the Flutter Shares to which such Non-Claiming Shareholder would otherwise be entitled (“Unclaimed Flutter Shares”) will be held in trust for the Non-Claiming Shareholder by the Depositary. See “ Arrangement Mechanics – Share Exchange Mechanics – Registered Shareholders – Delivery of Consideration”. Non-Claiming Shareholders should be aware that under the Plan of Arrangement in the event that a Non-Claiming Shareholder does not lodge a Letter of Transmittal duly completed within three years less one day from the Effective Date, any entitlement of that Non-Claiming Shareholder to its Unclaimed Flutter Shares shall lapse, and such Unclaimed Flutter Shares shall be surrendered to Flutter.

Delivery of Consideration

Subject to the satisfaction (or waiver) of the conditions precedent to the Arrangement as set forth in the Arrangement Agreement, Flutter will at the Filing Time submit to Link an irrevocable treasury direction providing for the allotment and issuance and irrevocable deposit with the Depositary at the Effective Time of a sufficient number of Flutter Shares required to satisfy the aggregate Consideration payable to Shareholders (other than Dissenting Shareholders) pursuant to the Plan of Arrangement. Following the deposit with the Depositary of the Flutter Shares at the Effective Time, Flutter will be fully and completely discharged from its obligation to pay the Consideration to the Former Stars Shareholders, and the rights of such holders will be limited to receiving, from the Depositary, the Consideration to which they are entitled in accordance with the Plan of Arrangement, any cash they are entitled to receive with respect to any fractional interests in Flutter Shares and any cash or other property they are entitled to receive with respect to any dividends or distributions which have a record date after the Effective Time, in each case, less any amounts deducted or withheld pursuant to the Plan of Arrangement.

Where the Consideration payable would result in a fraction of a Flutter Share being issuable to a Former Stars Shareholder, the number of Flutter Shares to be received by such Former Stars Shareholder will be rounded down to the nearest whole Flutter Share and any such entitlements to fractions of Flutter Shares will be aggregated and sold in the open market as soon as practicable after the Effective Date. The net proceeds of such sale will be paid by, or on behalf of, Flutter in due proportions greater than £5.00 to Former Stars Shareholders who would otherwise have been entitled to such fractions. Individual entitlements to amounts of less than £5.00 will be retained for the benefit of Flutter.

Upon a registered Shareholder, other than a Dissenting Shareholder, submitting to the Depositary a duly completed and executed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or Flutter may reasonably require, such Shareholder will be entitled following the Effective Time to receive in exchange therefor, and the Depositary will deliver or cause to be delivered to such Shareholder, the Flutter Shares to which such Shareholder is entitled under the Plan of Arrangement for its Common Shares, any cash they are entitled to receive with respect to any fractional interests in Flutter Shares and any cash or other property they are entitled to receive with respect to any dividends or distributions which have a record date after the Effective Time, in each case, less any amounts deducted or withheld pursuant the Plan of Arrangement.

Registered Former Stars Shareholders will receive their Flutter Shares in certificated form. The Depositary will (a) arrange for the delivery of the certificates representing the Flutter Shares to the address such Shareholder has directed in his, her or its Letter of Transmittal (or if not completed, the address of such registered Former Stars Shareholder as shown on the central securities register of Shareholders dated as of the Effective Date) by first class mail or postage prepaid or (b) make such certificates representing the Flutter Shares available for pick up at the office of the Depositary. Upon receiving a duly completed Letter of Transmittal from a Former Stars Shareholder, the Depositary will arrange for delivery of the share certificate(s) in respect of such Former Stars Shareholder’s Flutter Shares as soon as practicable following the Effective Date in accordance with the instructions of such Former Stars Shareholder as set forth in his, her or its Letter of Transmittal.

Applicable Irish Laws provide that trusts may not be recorded in Flutter’s register of members as the registered holder of Flutter Shares. Accordingly, if you are a registered Shareholder that is a trust, you must provide registration instructions in your Letter of Transmittal that designate a holder that is not a trust (e.g. the trustee of the trust) as the registered holder of the relevant Flutter Shares in order to receive the Flutter Shares to which you are entitled pursuant to the Plan of Arrangement.

After the Effective Time and until surrendered, each certificate that immediately prior to the Effective Time represented one or more Common Shares will be deemed at all times to represent only the right to receive (i) the Flutter Shares which the holder of such certificate is entitled to receive in accordance with the Plan of Arrangement, or (ii) in respect of Common Shares formerly held by a Dissenting Shareholder, the amount such Dissenting Shareholder is entitled to receive as determined in accordance with the Plan of Arrangement, less, in each case, any amounts deducted or withheld pursuant to the Plan of Arrangement.

If the holder of a Flutter Share in certificated form wishes to hold his, her or its Flutter shares in uncertificated form (i.e. via CREST), then he, she or it will need to make arrangements with a CREST participant to deposit his, her or its Flutter Shares into CREST in accordance with the procedures set forth in the CREST manual. As the procedures for depositing Flutter Shares into CREST may vary between individual CREST participants, you are encouraged to seek advice from your broker, investment dealer or other intermediaries with respect to the process to be followed for depositing your Flutter Shares into CREST. The Depositary will not be involved in facilitating this process.

In the event of any interruption, failure or breakdown of CREST or the facilities and/or systems operated by Link or in the event that improper or incomplete CREST details are provided, Flutter Shares issued in connection with the Arrangement will remain in certificated form.

Payments with Respect to Unsurrendered Certificate

No dividends or other distributions payable in respect of Flutter Shares with a record date after the Effective Time shall be paid to the holder of any certificate(s) which, immediately prior to the Effective Time, represented outstanding Common Shares that were transferred pursuant to the Plan of Arrangement in respect of which Flutter Shares were issued pursuant to the Arrangement, and all such dividends and other distributions shall be paid by Flutter to the Depositary and shall be held by the Depositary in trust for such holders, in each case until the surrender of such certificate(s) (or affidavit) or until forfeiture in accordance with the Plan of Arrangement. Subject to applicable Laws, following surrender of any such certificate(s) (or affidavit) in accordance with the Plan of Arrangement, there shall be paid to the holder thereof, without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Flutter Shares to which such former registered holder is entitled pursuant to the Arrangement.

Any certificate that immediately prior to the Effective Time represented outstanding Common Shares that are exchanged pursuant to the Plan of Arrangement and not deposited with all other instruments required by the Plan of Arrangement on or prior to the day immediately before the day that is three years less one day from the Effective Date, ceases to represent a claim or interest of any kind or nature as a shareholder of The Stars Group. On such date, the Flutter Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled is deemed to have been surrendered to Flutter, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder pursuant to the Plan of Arrangement.

Lost Certificates

If any certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to the Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver by way of transfer in exchange for such lost, stolen or destroyed certificate, the Flutter Shares that such Person is entitled to receive pursuant to the Plan of Arrangement, and any cash or other property, deliverable in accordance with such holder’s Letter of Transmittal.

When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered must, as a condition precedent to the delivery of such consideration, give a bond satisfactory to The Stars Group, Flutter and the Depositary in such sum as The Stars Group, Flutter and the Depositary may direct or otherwise indemnify Flutter and the Depositary in a manner satisfactory to The Stars Group, Flutter and the Depositary against any claim that may be made against The Stars Group, Flutter or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Share Exchange Mechanics – Non-Registered Shareholders

Shareholders whose Common Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary for instructions and assistance in depositing their Common Shares with the Depositary. Non-registered Shareholders do not need to return a Letter of Transmittal.

NON-REGISTERED SHAREHOLDERS SHOULD CONTACT THEIR BROKER, INVESTMENT DEALER OR OTHER INTERMEDIARY TO CONFIRM THAT THEIR BROKER, INVESTMENT DEALER OR OTHER INTERMEDIARY HAS MADE ARRANGEMENTS TO RECEIVE THE NUMBER OF FLUTTER SHARES REQUIRED TO SATISFY THE CONSIDERATION PAYABLE TO SUCH NON-REGISTERED SHAREHOLDER PURSUANT TO THE PLAN OF ARRANGEMENT INCLUDING, AS APPLICABLE, TO DEPOSIT FLUTTER SHARES INTO CREST VIA THE CCSS SERVICE. THE DEPOSITARY WILL NOT BE INVOLVED IN FACILITATING THIS PROCESS.

Where Common Shares are currently registered in the name of a nominee such as CDS or DTC, brokers, investment dealers and other intermediaries are advised that in order to have the Flutter Shares that the non-registered Shareholder is entitled to receive pursuant to the Plan of Arrangement deposited into CREST, such intermediary must make arrangements with a CREST participant to deposit such Flutter Shares into CREST in accordance with the procedures set forth in the CREST Manual. As the procedures for depositing Flutter Shares into CREST may vary between individual CREST participants, brokers, investment dealers and other intermediaries are encouraged to seek advice from their CREST participant with respect to the process to be followed for depositing such Flutter Shares into CREST. The Depositary will not be involved in facilitating this process. Failure to provide accurate information to the Depositary or providing incomplete or inaccurate information will result in delays in the receipt of Flutter Shares by such non-registered Shareholders.

In the event of any interruption, failure or breakdown of CREST or the facilities and/or systems operated by Link or in the event that improper or incomplete CREST details are provided, Flutter Shares issued in connection with the Arrangement will remain in certificated form.

Information Concerning The Stars Group

See Appendix J attached to this Information Circular for detailed information concerning The Stars Group.

Information Concerning Flutter

See Appendix K attached to this Information Circular for detailed information concerning Flutter.

Information Concerning the Combined Group

See Appendix L attached to this Information Circular for detailed information concerning the Combined Group.

Risk Factors

Shareholders voting in favour of the Arrangement Resolution will be choosing to combine the businesses of The Stars Group and Flutter and to invest in Flutter Shares. The completion of the Arrangement and investment in Flutter Shares involves risks. Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Information Circular, including the documents incorporated by reference herein and documents filed by The Stars Group and Flutter pursuant to applicable Laws from time to time.

Risk Factors Relating to the Arrangement

The Arrangement is subject to satisfaction or waiver of several conditions, including receipt of the Regulatory Approvals and Gaming Consents, and there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of the Common Shares.

The Arrangement is subject to certain conditions, including, among other things, Flutter Shareholder Approval, approval of the Arrangement Resolution by Shareholders, receipt of the Final Order and receipt of the Regulatory Approvals and Gaming Consents. The Stars Group and Flutter have not yet obtained certain Regulatory Approvals and Gaming Consents, all of which are required to complete the Arrangement. The processes may take a lengthy period of time to complete, which could delay completion of the Arrangement. It is also a condition of closing the Arrangement that Flutter Shares to be issued in consideration for the Common Shares be listed on the premium listing segment of the Official List of the FCA and on the Official List of Euronext Dublin and trading on LSE’s main market for listed securities and the Euronext Dublin Market, subject to official notice of issuance. In addition, the completion of the Arrangement by each Party is conditional on, among other things, no action or circumstance occurring that would result in a Material Adverse Effect of the other Party. See “Summary of Arrangement Agreement – Conditions Precedent to the Arrangement”.

Certain of the conditions are outside of the control of The Stars Group. There can be no certainty, nor can The Stars Group provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Common Shares may be materially adversely affected. In such events, The Stars Group’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that The Stars Group would remain liable for its costs relating to the Arrangement.

Completion of the Arrangement is uncertain, and while The Stars Group has dedicated significant resources to pursing the Arrangement and is restricted from taking specified actions while the Arrangement is pending and failure to complete the Arrangement could negatively impact The Stars Group’s business.

The Stars Group is subject to customary non-solicitation provisions under the Arrangement Agreement. The Arrangement Agreement also restricts The Stars Group from taking specified actions until the Arrangement is completed without the consent of Flutter. These restrictions may prevent The Stars Group from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. As completion of the Arrangement is dependent upon satisfaction of certain conditions, the completion of the Arrangement is uncertain. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of The Stars Group’s resources to the completion thereof and the restrictions that were imposed on The Stars Group under the Arrangement Agreement may have an adverse effect on the current future operations, financial condition and prospects of The Stars Group as a standalone entity.

Because the market price of the Flutter Shares and the Common Shares will fluctuate and the exchange ratio for the Consideration is fixed, Shareholders cannot be certain of the market value of the Flutter Shares they will receive for their Common Shares under the Arrangement.

The exchange ratio for the Consideration is fixed and will not increase or decrease due to fluctuations in the market price of Flutter Shares or Common Shares. The market price of Flutter Shares or Common Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Flutter’s and The Stars Group’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Flutter Shares that Shareholders may receive on the Effective Date. There can be no assurance that the market value of the Consideration that Shareholders receive on the Effective Date will equal or exceed the market value of the Common Shares held by such Shareholders after the date hereof and prior to the Effective Date. There can also be no assurance that the trading price of the Flutter Shares will not decline following the completion of the Arrangement.

The issuance of a significant number of Flutter Shares and a resulting “market overhang” could adversely affect the market price of the Flutter Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Flutter Shares will be issued and available for trading in the public market. The increase in the number of Flutter Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Flutter Shares.

The Arrangement Agreement may be terminated by The Stars Group or Flutter in certain circumstances, which could result in significant costs and could negatively impact the market price of the Common Shares.

In addition to termination rights relating to the failure to satisfy the conditions of the Arrangement Agreement, each of The Stars Group and Flutter has the right, in certain circumstances, to terminate the Arrangement Agreement and the Arrangement. Accordingly, there is no certainty, nor can The Stars Group provide any assurance, that the Arrangement Agreement will not be terminated by either The Stars Group or Flutter before the completion of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Common Shares or otherwise adversely affect The Stars Group’s business. See “Summary of Arrangement Agreement – Termination and Amendment of Arrangement Agreement”.

If the Arrangement is not consummated by the Outside Date (subject to extensions to obtain Key Regulatory Approvals), either The Stars Group or Flutter may elect not to proceed with the Arrangement.

Either The Stars Group or Flutter may terminate the Arrangement Agreement if the Arrangement has not been completed by the Outside Date and the Parties do not mutually agree to extend the Outside Date in the Arrangement Agreement.

The Stars Group may be required to pay the Termination Fee.

If the Arrangement is not completed as a result of certain prescribed events, The Stars Group will be required to pay a termination fee of £60,140,976 to Flutter in connection with the termination of the Arrangement Agreement. If the Termination Fee is ultimately required to be paid to Flutter, the payment of such fee may have an adverse impact on The Stars Group’s financial results.

The Termination Fee may discourage other parties from attempting to acquire The Stars Group and any payment of the Termination Fee may have a significant adverse effect on The Stars Group.

If the Arrangement is terminated for any of the applicable reasons discussed under the heading “Summary of Arrangement Agreement – Termination and Amendment of Arrangement Agreement – Termination”, The Stars Group will be required to pay the Termination Fee of £60,140,976 to Flutter. If the Termination Fee is ultimately required to be paid by The Stars Group, the payment of this fee could have a significant adverse impact on the financial results of The Stars Group in the fiscal quarter in which such payment is paid. This Termination Fee may discourage other parties from attempting to acquire Common Shares or otherwise make an Acquisition Proposal, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by Flutter under the Arrangement.

Flutter and The Stars Group may be the targets of legal claims, securities class actions, derivative lawsuits and other claims. Any such claims may delay or prevent the Arrangement from being completed.

Flutter and The Stars Group may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Flutter and The Stars Group seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Flutter and The Stars Group. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of the Combined Group to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the Combined Group’s business, financial condition and results of operations.

Flutter and The Stars Group will incur substantial transaction fees and costs in connection with the proposed Arrangement. If the Arrangement is not completed, the costs may be significant and could have an adverse effect on The Stars Group.

Flutter and The Stars Group have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by the Combined Group in the course of coordinating the businesses of the Combined Group after completion of the Arrangement. If the Arrangement is not completed, The Stars Group will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on The Stars Group’s future results of operations, cash flows and financial condition.

Directors and officers of The Stars Group may have interests in the Arrangement that may be different from those of the Shareholders generally.

In considering the unanimous recommendation of the Board to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain members of The Stars Group’s executive leadership team and the Board have certain interests in connection with the Arrangement that differ from, or are in addition to, those of Shareholders generally and may present them with actual or potential conflicts of interest in connection with the Arrangement. See “Principal Legal Matters – Certain Canadian Securities Law Matters”.

Prior to the Effective Date, the Arrangement may divert the attention of the TSG Group’s management, and any such diversion could have an adverse effect on the business of The Stars Group.

The pending Arrangement could cause the attention of the TSG Group’s management to be diverted from the day-to-day operations of the TSG Group. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of the TSG Group if the Arrangement is not completed, and on the Combined Group following the Effective Date.

The Board considered financial projections prepared by The Stars Group management in connection with the Arrangement. Actual performance of Flutter and The Stars Group may differ materially from these projections.

The Board considered, among other things, certain projections, prepared by The Stars Group management, with respect to each of Flutter (the “Flutter Projections”), The Stars Group (the “The Stars Group Projections”) and the Combined Group following the completion of the Arrangement (together with the Flutter Projections and The Stars Group Projections, the “Projections”). All such Projections are based on assumptions and information available at the time such projections were prepared. The Stars Group does not know whether the assumptions made will be realized.

Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond The Stars Group’s and Flutter’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, geological uncertainties, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of The Stars Group and Flutter, including the factors described in this “Risk Factors” section and under “Caution Regarding Forward-Looking Statements”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the financial and other Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Information Circular should not be regarded as an indication that The Stars Group, the Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by The Stars Group management for internal use and to, among other things, assist The Stars Group in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. The Corporation’s auditors have not examined, compiled or performed any procedures with respect to the Projections.

In addition, the Projections have not been updated or revised to reflect information or results after the date that such Projections were prepared by The Stars Group management or as of the date of this Information Circular. Except as required by applicable securities Laws, The Stars Group does not intend to update or otherwise revise its financial and other forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

Uncertainty surrounding the Arrangement could adversely affect The Stars Group’s retention of customers, suppliers and personnel and could negatively impact future business and operations.

The Arrangement is dependent upon satisfaction of various conditions, and as a result, its completion is subject to uncertainty. In response to this uncertainty, The Stars Group’s customers and suppliers may delay or defer decisions concerning The Stars Group. Any change, delay or deferral of those decisions by customers and suppliers could negatively impact The Stars Group’s business, operations and prospects, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective employees of The Stars Group may experience uncertainty regarding their future roles within the Combined Group until the Combined Group’s strategies with respect to such employees are determined and announced. This may adversely affect the Corporation’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter.

The relative trading price of Common Shares prior to the Effective Date may be volatile.

Market assessments of the benefits of the Arrangement and the likelihood that the Arrangement will be consummated may impact the volatility of the market price of the Common Shares prior to the consummation of the Arrangement.

A future transfer of Flutter Shares by a Shareholder may be subject to Irish stamp duty.

Future transfers of Flutter Shares by Shareholders may be subject to Irish stamp duty (currently at the rate of 1% on the higher of the price paid or the market value of the shares transferred). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for Irish stamp duty to arise could adversely affect the price of Flutter Shares.

Risk Factors Relating to The Stars Group

Whether or not the Arrangement is completed, The Stars Group will continue to face many or all of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed, starting on page 3 in The Stars Group Annual MD&A and page 37 in the Stars Group AIF, both of which are incorporated by reference into this Information Circular.

Risk Factors Relating to Flutter and the Combined Group

See Appendix K and Appendix L attached to this Information Circular for risk factors concerning Flutter and the Combined Group, respectively. Each Appendix attached to hereto forms an integral part of this Information Circular.

More specifically, for risk factors concerning the Combined Group regarding the recent COVID-19 pandemic, see the risk factors entitled “The Combined Group’s business and financial performance is likely to be affected by economic, social and political conditions globally and, in particular, in the jurisdictions in which it operates” and “Aspects of the Combined Group’s business will depend on the live broadcasting and scheduling of major sporting events” in Appendix L.

You are urged to carefully read and consider the risk factors detailed therein in evaluating whether to approve the Arrangement Resolution.

Dissenting Shareholders’ Rights

Registered Shareholders may exercise rights of dissent with respect to their Common Shares in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA as modified by the Interim Order and the Arrangement Agreement (the “Dissent Rights”) provided that, notwithstanding subsection 185(6) of the OBCA, written notice setting forth such registered Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights must be received by The Stars Group not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days preceding the date of the Meeting or, in the event that the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Ontario) before the adjourned meeting is reconvened or the postponed meeting is convened. Shareholders who duly exercise their Dissent Rights are deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to The Stars Group and if such Dissenting Shareholders: (a) ultimately are entitled to be paid the fair value for such Common Shares by The Stars Group, will be paid the fair value of such Common Shares by The Stars Group, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or (b) ultimately are not entitled, for any reason, to be paid the fair value for such Common Shares by The Stars Group, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

From and after the Effective Time, in no case is Flutter, The Stars Group or any other Person required to recognize a Dissenting Shareholder as a holder of Common Shares in respect of which Dissent Rights have been validly exercised to The Stars Group and the names of the Dissenting Shareholders are to be deleted from The Stars Group’s register of holders of Common Shares in respect of such Common Shares. In addition to any other restrictions under Section 185 of the OBCA, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: holders of Stars Options, holders of Stars Equity Awards and holders of Common Shares who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares).

Section 185 of the OBCA provides that a shareholder may only make a claim with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in that shareholder’s name. One consequence of this provision is that Shareholders may only exercise the right to dissent under Section 185 (as modified by the Plan of Arrangement and the Interim Order) in respect of Common Shares which are registered in their name. Shareholders whose shares are registered either: (i) in the name of an intermediary that the Shareholder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as CDS) of which the intermediary is a participant, are non-registered Shareholders and are not entitled to exercise the right to dissent under Section 185 of the OBCA directly (unless the shares are re-registered in the non-registered Shareholder’s name). Non-registered Shareholders who wish to exercise their right to dissent should immediately contact their intermediary and either: (i) instruct the intermediary to exercise the right to dissent on their behalf (which, if the shares are registered in the name of a clearing agency, would require that the shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of such non-registered Shareholder, in which case that shareholder would acquire the right to dissent directly.

A registered Shareholder who wishes to dissent must provide a written objection to the Arrangement Resolution (the “Notice of Dissent”) to The Stars Group Inc. c/o Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9, Attention: Michael Gans, not later than 5:00 p.m. (Toronto time) on April 22, 2020 or, in the event that the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Ontario) before the adjourned meeting is reconvened or the postponed meeting is convened, as the case may be. It is important that registered Shareholders strictly comply with this requirement, which is different from the statutory dissent provision of the OBCA.

The sending of a Notice of Dissent does not deprive a registered Shareholder of its right to vote on the Arrangement Resolution at the Meeting. A vote, whether in person, virtually or by proxy, against the Arrangement Resolution does not constitute a Notice of Dissent and is not required in order to dissent. However, a vote in favour of the Arrangement Resolution will deprive Shareholders of further rights under Section 185 of the OBCA.

Within ten days after the adoption of the Arrangement Resolution, The Stars Group is required to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Dissenting Shareholders must, within 20 days after receiving notice of adoption of the Arrangement Resolution or, if no such notice is received, within 20 days after such Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to The Stars Group a written notice (the “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Common Shares in respect of which a dissent is made and a demand for payment of the fair value of such Common Shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send the share certificate(s) representing the Common Shares in respect of which a dissent is made to The Stars Group or its Transfer Agent. The Stars Group or its transfer agent, Computershare, will endorse on the share certificates a notice that the holder thereof is a Dissenting Shareholder under Section 185 of the OBCA and will forthwith return the share certificate(s).

Dissenting Shareholders that fail to send the Notice of Dissent, the Demand for Payment or the share certificate(s) within the applicable time periods have no right to make a claim under Section 185 of the OBCA or the Interim Order.

Under Section 185 of the OBCA and the Interim Order, after sending a Demand for Payment, Dissenting Shareholders cease to have any rights as a holder of the Common Shares in respect of which they have dissented, other than the right to be paid the fair value of such Common Shares as determined under Section 185 of the OBCA, unless: (i) the Demand for Payment is withdrawn before The Stars Group makes a written offer to pay (the “Offer to Pay”); (ii) The Stars Group fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the Board revokes the Arrangement Resolution relating to the Arrangement. No Shareholder shall be permitted to withdraw such holder’s Demand for Payment without the prior written consent of The Stars Group. In all three cases described above, the Dissenting Shareholder’s rights as a Shareholder are reinstated as of the date of the Demand for Payment, and in the first two cases, the Common Shares in respect of which Dissent Rights had been exercised will be subject to the Arrangement if it has been completed.

Not later than seven days after the later of the Effective Date of the Arrangement and the day The Stars Group receives the Demand for Payment, The Stars Group shall send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for the Common Shares in respect of which the Dissenting Shareholder has dissented in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing how the fair value was determined or a notification that The Stars Group is unable to lawfully pay for the Common Shares if The Stars Group is, or after the payment would be, unable to pay its liabilities as they become due, or the realizable value of The Stars Group’s assets would thereby be less than the aggregate of its liabilities. Every Offer to Pay made to Dissenting Shareholders for Common Shares will be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by The Stars Group within ten days of the acceptance, but an Offer to Pay lapses if The Stars Group has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by The Stars Group or if a Dissenting Shareholder fails to accept an Offer to Pay, The Stars Group may, within 50 days after the Effective Date of the Arrangement or within such further period as a court may allow, apply to the Court to fix a fair value for the Common Shares of any Dissenting Shareholder. If The Stars Group fails to so apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the Court.

Before making an application to the Court or not later than seven days after receiving notice of an application to the Court by a Dissenting Shareholder, The Stars Group will give to each Dissenting Shareholder who has sent a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel. A similar notice will be given to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends The Stars Group a Demand for Payment and does not accept an Offer to Pay, such notice to be sent within three days thereafter. All such Dissenting Shareholders will be joined as parties to any such application to the Court to fix a fair value and will be bound by the decision rendered by the Court in the proceedings commenced by such application. The Court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The Court will fix a fair value for the Common Shares of all Dissenting Shareholders and may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date of the Arrangement until the date of payment of the amount ordered by the Court. The fair value fixed by the Court may be more or less than the amount specified in an Offer to Pay. The final order of the Court in the proceedings commenced by an application by The Stars Group or a Dissenting Shareholder will be rendered against The Stars Group and in favour of each Dissenting Shareholder who, whether before or after the date of the order, sends The Stars Group a Demand for Payment and does not accept an Offer to Pay. The cost of any application to a Court by The Stars Group or a Dissenting Shareholder will be in the discretion of the Court. Where, however, The Stars Group fails to make an Offer to Pay, the costs of the application by a Dissenting Shareholder are to be borne by The Stars Group unless the Court orders otherwise.

Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under applicable provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s dissenting shares.

THE ABOVE IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE OBCA (AS MODIFIED BY THE PLAN OF ARRANGEMENT AND THE INTERIM ORDER), WHICH ARE TECHNICAL AND COMPLEX. THE FULL TEXT OF SECTION 185 OF THE OBCA IS ATTACHED AS APPENDIX F TO THIS INFORMATION CIRCULAR. REGISTERED SHAREHOLDERS WHO WISH TO EXERCISE THEIR DISSENT RIGHTS SHOULD SEEK LEGAL ADVICE, AS FAILURE TO COMPLY WITH THE STRICT REQUIREMENTS SET OUT IN SECTION 185 OF THE OBCA (AS MODIFIED BY THE PLAN OF ARRANGEMENT AND THE INTERIM ORDER (ATTACHED AS APPENDIX G TO THIS CIRCULAR)) WILL RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT TO DISSENT.

Certain Canadian Federal Income Tax Considerations for The Stars Group Shareholders

In the opinion of Osler, Hoskin & Harcourt LLP, Canadian tax counsel to The Stars Group, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who is the beneficial owner of Common Shares and who, for the purposes of the Tax Act and at all relevant times, holds Common Shares, and will hold any Flutter Shares, as capital property, and who deals at arm’s length with, and is not affiliated with, any of The Stars Group or Flutter. Common Shares and Flutter Shares will generally constitute capital property to a holder thereof unless the holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders who are or are deemed to be resident in Canada and whose Common Shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every “Canadian security” (as such term is defined in the Tax Act) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Shareholders should consult with their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available in their particular circumstances.

This summary does not apply to a Shareholder in respect of whom Flutter or any of its Subsidiaries is or will be a foreign affiliate within the meaning of the Tax Act. This summary is also not applicable to a Shareholder that is a corporation resident in Canada (or a corporation that does not deal at arm’s length for purposes of the Tax Act, with a corporation resident in Canada) and is, or becomes, controlled by a non-resident person or group of non-resident persons for purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act.

This summary is based upon the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current published administrative practices and assessing policies of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all.

This summary is not applicable to a Shareholder: (a) that is a “financial institution” (as such term is defined in the Tax Act) for purposes of the mark-to-market rules; (b) an interest in which is a “tax shelter investment” (as such term is defined in the Tax Act); (c) that reports its “Canadian tax results” in a currency other than Canadian currency; (d) that is a “specified financial institution” (as such term is defined in the Tax Act); (e) that enters into a “derivative forward agreement” (as such term is defined in the Tax Act) with respect to the Common Shares or Flutter Shares; or (f) who acquired Common Shares on the exercise of a Stars Option or a Stars Equity Award. Such Shareholders should consult their own tax advisors.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices or assessing policies of the CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of any of the transactions described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Common Shares pursuant to the Arrangement, and holding and disposing of Flutter Shares, having regard to their own particular circumstances.

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Flutter Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA. The amount of capital gains and losses may be affected by changes in foreign currency exchange rates.

Shareholders Resident in Canada

The following portion of this summary is applicable to a Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, at all relevant times, is or is deemed to be resident in Canada while holding Common Shares or Flutter Shares.

Exchange of Common Shares for Flutter Shares

A Shareholder who exchanges Common Shares for Flutter Shares will be considered to have disposed of such Common Shares for proceeds of disposition equal to the sum of: (a) the fair market value, at the time of acquisition, of the Flutter Shares acquired on the exchange; and (b) any cash received in respect of a fractional Flutter Share. Such Shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Shareholder of such Common Shares. See “– Taxation of Capital Gain or Capital Loss” for further details.

Acquisition and Disposition of Flutter Shares

The cost to a Shareholder of Flutter Shares acquired pursuant to the Arrangement will be equal to the fair market value, at the time of acquisition, of such Flutter Shares. The cost of Flutter Shares so acquired will be averaged with the adjusted cost base of any other Flutter Shares held by the Shareholder as capital property for purposes of determining the adjusted cost base of all Flutter Shares held by the Shareholder.

A disposition or deemed disposition of a Flutter Share will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Flutter Share to the holder thereof immediately before the disposition. See “– Taxation of Capital Gain or Capital Loss” for further details.

Taxation of Capital Gain or Capital Loss

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a holder of Common Shares or Flutter Shares in a taxation year must be included in computing the income of that holder, and one-half of any capital loss (an “allowable capital loss”) realized by a holder in a taxation year must be applied to reduce taxable capital gains realized by the holder in that year. Allowable capital losses for the year in excess of taxable capital gains generally may be applied by the holder to reduce net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to the detailed provisions of the Tax Act.

Capital gains realized by an individual or trust, other than certain trusts, may be relevant for purposes of calculating liability for alternative minimum tax under the Tax Act.

In the case of a corporation, the amount of any capital loss arising on a disposition, or deemed disposition, of any Common Share may be reduced by the amount of dividends received, or deemed to have been received, by it on such share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares.

Dividends on Flutter Shares

Dividends received or deemed to be received on Flutter Shares will be required to be included in the recipient’s income for the purposes of the Tax Act for the taxation year in which the dividends are received. Such dividends received by a holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A holder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income.

Any Irish DWT or other non-resident withholding tax on such dividends generally should be eligible, subject to detailed rules and limitations under the Tax Act, to be credited against the holders’ income tax or deducted from income.

Additional Refundable Tax

A Shareholder that is a Canadian-controlled private corporation (as such term is defined in the Tax Act) is liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax on its aggregate investment income, including taxable capital gains realized on the disposition (or deemed disposition) of Common Shares or Flutter Shares and dividends received or deemed to be received in respect of Flutter Shares.

Foreign Property Information Reporting

A holder of Flutter Shares who is a “specified Canadian entity” (as such term is defined in the Tax Act) for a taxation year or fiscal period whose total cost amount of “specified foreign property” (as such term is defined in the Tax Act), at any time in the year or fiscal period exceeds CDN$100,000, is required to file an information return for the year or period disclosing prescribed information in respect of such property.

Subject to certain exceptions, a taxpayer resident in Canada in the year will be a “specified Canadian entity” and the Flutter Shares will be specified foreign property. Substantial penalties may apply if a holder fails to file the required information return in respect of the holder’s specified foreign property. Such holders of Flutter Shares are advised to consult their own tax advisors.

Dissenting Shareholders

A Shareholder who exercises Dissent Rights will be deemed under the Arrangement to have transferred such Shareholder’s Common Shares to The Stars Group and will be entitled to be paid the fair value of the Shareholder’s Common Shares. The Shareholder will be deemed to have received a taxable dividend equal to the amount by which the amount received for the Common Shares (less an amount in respect of interest, if any, awarded by the Court) exceeds the paid-up capital for purposes of the Tax Act of such shares (as determined under the Tax Act).

Where a Dissenting Shareholder is an individual, any deemed dividend will be included in computing that Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. In the case of a Dissenting Shareholder that is a corporation, any deemed dividend will be included in income and generally will be deductible in computing taxable income. However, in some circumstances, the amount of any such deemed dividend realized by a corporation may be treated as proceeds of disposition and not as a dividend under subsection 55(2) of the Tax Act. Shareholders that are corporations should consult their own tax advisors in this regard.

“Private corporations” and “subject corporations” (as defined in the Tax Act) may be liable for additional refundable Part IV tax on any dividend deemed to have been received to the extent such dividends are deductible in computing the Shareholder’s taxable income for the year.

A Dissenting Shareholder will also be considered to have disposed of such Shareholder’s Common Shares for proceeds of disposition equal to the amount paid to such Shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. A Dissenting Shareholder may realize a capital gain (or sustain a capital loss) to the extent that such proceeds exceed (or are less than) the aggregate of the adjusted cost base of the Common Shares to the Dissenting Shareholder and reasonable costs of disposition. See “– Taxation of Capital Gain or Capital Loss” for further details.

Any interest awarded by the Court to a Dissenting Shareholder will be included in such Shareholder’s income for the purposes of the Tax Act.

Shareholders not Resident in Canada

The following portion of the summary is applicable to holders of Common Shares who, for purposes of the Tax Act and any applicable income tax convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Common Shares and who do not use or hold and are not deemed to use or hold the Common Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as such term is defined in the Tax Act).

Disposition of Common Shares

A Non-Resident Shareholder will not be subject to capital gains tax under the Tax Act on the disposition of Common Shares unless the Common Shares constitute “taxable Canadian property” of the holder for purposes of the Tax Act.

Generally, Common Shares will not constitute taxable Canadian property of a Non-Resident Shareholder at a particular time provided that such shares are listed at that time on a designated stock exchange (which currently includes the TSX), unless at any particular time during the 60-month period that ends at that time, (A) the Common Shares derived more than 50% of their fair market value, directly or indirectly, from one or any combination of: (a) real or immoveable properties situated in Canada, (b) “timber resource property” (as such term is defined in the Tax Act), (c) “Canadian resource property” (as such term is defined in the Tax Act) or (d) options in respect of, or interests in, or for civil law, rights in, any of the foregoing property, whether or not the property exists, and (B) 25% or more of the issued shares of any class or series of the capital stock of The Stars Group were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

In the event that the Common Shares constitute or are deemed to constitute taxable Canadian property to any Non-Resident Shareholder, such Non-Resident Shareholder may be entitled to relief under the provisions of an applicable income tax treaty or convention. Non-Resident Shareholders whose Common Shares may be taxable Canadian property should consult with their own tax advisors.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who exercises Dissent Rights will be deemed under the Arrangement to have transferred such Shareholder’s Common Shares to The Stars Group and will be entitled to be paid the fair value of the Non-Resident Shareholder’s Common Shares. The Non-Resident Shareholder will be deemed to have received a taxable dividend equal to the amount by which the amount paid to the Non-Resident Shareholder for the Common Shares (less an amount in respect of interest, if any, awarded by the Court) exceeds the paid-up capital of such shares (as determined under the Tax Act). The amount of the dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Shareholder’s country of residence.

A Non-Resident Shareholder who is a Dissenting Shareholder will also be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount paid to such Non Resident Shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend, and will be subject to tax under the Tax Act on any gain realized if such shares constitute “taxable Canadian property” as described under the above heading “Disposition of Common Shares” unless relief is provided under an income tax treaty or convention between Canada and the Non-Resident Shareholder’s country of residence.

Where a Non-Resident Shareholder receives interest consequent upon the exercise of Dissent Rights, such amount will not be subject to Canadian withholding tax.

Eligibility for Investment in Canada

Flutter Shares

Provided the Flutter Shares are listed on a designated stock exchange (which currently includes the LSE) at the Effective Time, the Flutter Shares would, on the date of issuance under the Arrangement, be qualified investments on such date under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), deferred profit sharing plans (“DPSPs”), registered disability savings plans (“RDSPs”) and tax-free savings accounts (“TFSAs”).

Notwithstanding the foregoing, if the Flutter Shares are a “prohibited investment” for a TFSA, a RESP, a RDSP, a RRSP or a RRIF, the holder, subscriber or annuitant of such plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Flutter Shares will generally not be a prohibited investment for a TFSA, a RESP, a RDSP, a RRSP or a RRIF provided the holder, subscriber, or annuitant thereof, as the case may be, deals at arm’s length with Flutter, for purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in Flutter. A holder, subscriber or annuitant of a TFSA, a RESP, a RDSP, a RRSP or a RRIF, as the case may be, who intends to hold Flutter Shares in such a plan is advised to consult its own tax advisors.

Common Shares

Nothing in the Arrangement prior to the disposition of the Common Shares will, in and of itself, cause the Common Shares to cease to be a qualified investment under the Tax Act for trusts governed by RRSPs, RRIFs, RESPs, DPSPs, RDSPs and TFSAs.

Certain Irish Tax Considerations for The Stars Group Shareholders

The following is a summary of the material Irish tax considerations for beneficial holders of Flutter Shares received in exchange for Common Shares. The summary is based upon Irish tax Laws and the practice of the Irish Revenue Commissioners in effect on the date of this Information Circular. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

The summary does not constitute legal or tax advice and is intended only as a general guide. The summary is not exhaustive and Shareholders should consult their own tax advisors about the Irish tax consequences (and the tax consequences under the Laws of other relevant jurisdictions) of the Arrangement. The summary applies only to Shareholders who will beneficially own Flutter Shares as capital assets and does not apply to other categories of Shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired Flutter Shares by virtue of an Irish office or employment (performed or carried on in Ireland). Such persons may be subject to special rules.

Income Tax on Dividends Paid on Flutter Shares

Irish tax resident individuals (i.e. an individual who is resident or ordinarily resident in Ireland for tax purposes) and Irish tax resident companies

(a)	Basic rate taxpayers

In the case of a Shareholder who is liable to income tax at the basic rate only, the Shareholder will be subject to Irish income tax on the gross dividend at the rate of 20% (plus Universal Social Charge (“USC”) and pay-related social insurance (“PRSI”), if applicable).

(b)	Higher rate taxpayers

In the case of a Shareholder who is liable to income tax at the higher rate of income tax, the Shareholder will be subject to Irish income tax on the gross dividend at the rate of 40% (and USC and PRSI, if applicable).

(c)	Credit for tax withheld

Individual Shareholders within the charge to Irish income tax may be entitled to a credit against their income tax liability for any amount of dividend withholding tax (“DWT”) withheld by Flutter. Further details on when DWT will apply and exemptions available are set out below (Withholding Tax on Dividends). Where the amount of tax withheld exceeds that Shareholder’s Irish income tax liability a refund of the balance may be claimed from the Irish Revenue Commissioners when filing a tax return for the relevant tax year.

(d)	Corporate shareholders within the charge to Irish corporation tax

Irish tax resident corporate Shareholders who beneficially hold their Flutter Shares as investments, and not as trading stock, should not be subject to Irish corporation tax on dividends received in respect of their Flutter Shares, as dividend income from their Flutter Shares should be ‘franked investment income’ not chargeable to corporation tax pursuant to section 129 of the Taxes Consolidation Act 1997 of Ireland (the “TCA”).

Non-Irish tax resident individuals (i.e. an individual who is not resident or ordinarily resident in Ireland for tax purposes) and non-Irish tax resident companies not within the charge to Irish corporation tax

Where a non-Irish tax resident individual (i.e. an individual who is not resident or ordinarily resident in Ireland for tax purposes), or non-Irish tax resident corporate Shareholder that is not otherwise within the charge to Irish corporation tax correctly receives dividends in respect of the Flutter Shares free from Irish DWT (as described below) then those Shareholders have no further liability to Irish income tax (or, in general, USC or PRSI for individuals) in respect of those dividends.

However, where a non-Irish tax resident individual (i.e. an individual who is not resident or ordinarily resident in Ireland for tax purposes) or non-Irish tax resident corporate Shareholder that is not otherwise within the charge to Irish corporation tax suffered DWT or ought to have suffered DWT on dividends paid in respect of Flutter Shares then such Shareholders may be liable to income tax (plus USC and PRSI, if applicable) in Ireland on those dividends, with a credit given for the DWT withheld. Where the liability is less than the DWT withheld, the Shareholder may be entitled to a refund of the excess over the actual liability to Irish tax.

Withholding Tax on Dividends

DWT at a rate of 25% must be deducted from dividends paid on Flutter Shares unless a Shareholder is entitled to an exemption and has submitted a properly completed declaration providing for exemption to Flutter’s registrar.

Irish tax resident individuals (i.e. an individual who is resident or ordinarily resident in Ireland for tax purposes) and Irish tax resident companies

For an individual Shareholder who is tax resident, or ordinarily tax resident, in Ireland, no exemption from DWT is generally available and DWT (currently at 25%) will be deducted from dividend payments in respect of Flutter Shares.

Shareholders who suffer DWT may however be entitled to a credit against their income tax liability for this tax withheld by Flutter, as set out above.

Certain Irish tax resident companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim an exemption from DWT where they have submitted a properly completed declaration providing for exemption to Flutter’s registrar. Copies of the DWT exemption forms may be obtained from Flutter’s registrar.

Non-Irish tax resident individuals (i.e. an individual who is not resident or ordinarily resident in Ireland for tax purposes) and non-Irish tax resident companies

Certain classes of non-Irish tax resident Shareholders may also be entitled to claim exemption from DWT where they have submitted a properly completed declaration providing for exemption to Flutter’s registrar.

Such Shareholders would include a Shareholder who is beneficially entitled to the dividend and who is either:

(a)	an individual Shareholder (not being a company) who is neither resident nor ordinarily resident in Ireland and who is resident for tax purposes in a Relevant Territory;

(b)	a corporate Shareholder which is not resident for tax purposes in Ireland and which is resident for tax purposes in a Relevant Territory provided that the corporate Shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

(c)	a corporate Shareholder which is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in a Relevant Territory;

(d)	a corporate Shareholder which is not resident for tax purposes in Ireland and whose principal class of ordinary shares (or those of its 75% parent) is substantially and regularly traded on a recognised stock exchange either in a Relevant Territory, Ireland or on such other stock exchange approved by the Minister for Finance; or

(e)	a corporate Shareholder which is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognised stock exchange in a Relevant Territory, Ireland or on such other stock exchange approved by the Minister for Finance.

In this context, Relevant Territory means (i) a member state of the European Union (other than Ireland) or (ii) a country with which Ireland has a tax treaty in force by virtue of section 826(1) TCA or (iii) a country with which Ireland has a tax treaty that is signed and which will come into force once all the ratification procedures set out in section 826(1) TCA have been completed.

Shareholders should note that DWT will be deducted in cases where a properly completed DWT exemption form has not been received before the next dividend is declared and paid on Flutter Shares. Where a non-Irish tax resident person suffers DWT on a distribution which would not have been deducted had Flutter received a properly completed DWT declaration from that person, then that person should be entitled to receive a refund of the full amount of the DWT deducted on application to the Irish Revenue Commissioners.

Irish Tax on Chargeable Gains

Irish tax resident individuals (i.e. an individual who is resident or ordinarily resident in Ireland for tax purposes) and Irish tax resident companies and persons who carry on a trade in Ireland

On the basis that the exchange by a Shareholder of Common Shares for Flutter Shares should be treated as a reorganisation for the purposes of capital gains tax and corporation tax on chargeable gains (as appropriate) (“CGT”), that Shareholder should be deemed not to have made a disposal of that Shareholder’s Common Shares and the Flutter Shares issued in exchange for that Shareholder’s Common Shares should be treated as the same asset as those Common Shares for CGT purposes. Those Flutter Shares should, therefore, have the same base cost and acquisition date for CGT purposes as the Common Shares they replace.

For the purposes of CGT, where a Shareholder, who is resident or ordinarily resident for tax purposes in Ireland or who holds its shares in connection with a trade or business carried on through a branch or agency in Ireland, disposes of its Flutter Shares, this may, subject to any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of CGT (currently at a rate of 33%).

Non-Irish tax resident individuals (i.e. an individual who is not resident or ordinarily resident in Ireland for tax purposes) and non-Irish tax resident companies

Non-Irish tax resident Shareholders (who do not hold their shares in connection with a trade carried on by them in Ireland) will not be subject to Irish CGT either on the exchange of Common Shares for Flutter Shares under the Arrangement or on a subsequent disposal of Flutter Shares (so long as they remain listed on a recognised stock exchange).

To the extent that the Flutter Shares were not listed at the time of such disposal, a charge to CGT on disposal should only arise where the shares derive the greater part of their value from Irish land or Irish minerals/certain mineral assets. In such circumstances, other exemptions may be available from CGT.

Stamp Duty on a Transfer of Flutter Shares

Irish stamp duty should not arise on the exchange of the Common Shares for Flutter Shares by a Shareholder or on the allotment or issue of the Flutter Shares.

Where Flutter Shares are transferred by a Shareholder to another person, Irish stamp duty at a rate of 1% is generally payable on the greater of the consideration or market value of the Flutter Shares. Stamp duty is usually payable by the transferee. Exemptions from stamp duty may be available.

Capital Acquisitions Tax

A gift or inheritance of Flutter Shares will be within the charge to capital acquisitions tax (which, subject to available exemptions and reliefs, is currently levied at 33%) as Flutter Shares are property situate in Ireland (as the share register is located in Ireland).

Certain U.S. Federal Income Tax Considerations for The Stars Group U.S. Shareholders

The following is a discussion of certain material U.S. federal income tax considerations applicable to the exchange of Common Shares for Flutter Shares pursuant to the Plan of Arrangement and the ownership and disposition of Flutter Shares following the Plan of Arrangement.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations (“Treasury Regulations”) as of the date hereof, changes to any of which after the date of this Information Circular may affect the tax consequences described herein. Neither the Corporation nor Flutter has requested, or intends to request, a ruling from the Internal Revenue Service (the “IRS”) or an opinion of tax counsel with respect to any of the U.S. federal income tax consequences described below and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes. In addition, this discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax or the Medicare net investment income tax, and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to their securities;

•	persons holding Common Shares or Flutter Shares as part of a “straddle” hedge, integrated transaction or similar transaction;

•	persons who acquired our securities through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	partnerships or other pass-through entities for U.S. federal income tax purposes;

•	U.S. Holders that own, directly, indirectly or by attribution, 5% or more (by vote or value) of the Common Shares (or, following the completion of the Plan of Arrangement, Flutter Shares);

•	persons that are subject to “applicable financial statement rules” under Section 451(b) of the Code; and

•	tax-exempt entities.

If you are a partnership or other pass-through entity (or other entity or arrangement treated as a partnership or pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners or other owners will generally depend on the status of the partners (or other owners) and your activities. If you are a partner (or other owner) of a partnership or other pass-through entity that holds Common Shares (or, after the Plan of Arrangement, Flutter Shares), you are urged to consult your tax advisor regarding the tax consequences of participating in the Plan of Arrangement and of owning and disposing of Flutter Shares.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares (or, after the Plan of Arrangement, Flutter Shares) that is for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien, (ii) a corporation or other entity taxable as a corporation, that was created or organized under the Laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, a “Non-U.S. Holder” means a beneficial owner of Common Shares (or, after the Plan of Arrangement, Flutter Shares) that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

THE FOLLOWING SUMMARY IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION.

Certain U.S. Federal Income Tax Consequences of the Plan of Arrangement

Pursuant to the Plan of Arrangement, the Shareholders (other than those who validly exercise Dissent Rights) will exchange their Common Shares solely for Flutter Shares. The Corporation and Flutter each intend that the Plan of Arrangement will qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code. However, neither the Corporation nor Flutter has requested, or intends to request, a ruling from the IRS or an opinion of tax counsel with respect to whether the Plan of Arrangement will qualify as a reorganization and, therefore, no assurance can be given as to whether the Plan of Arrangement qualifies as a reorganization. Shareholders are urged to consult their tax advisors regarding the tax consequences of the Plan of Arrangement to them in their particular circumstances.

If the Plan of Arrangement Qualifies as a Reorganization. Subject to the PFIC rules described below, if the Plan of Arrangement qualifies as a reorganization:

•	no gain or loss will be recognized by U.S. Holders or Non-U.S. Holders as a result of the receipt of Flutter Shares in exchange for Common Shares pursuant to the Plan of Arrangement;

•	the aggregate tax basis of Flutter Shares received in the Plan of Arrangement will equal the aggregate tax basis of Common Shares surrendered in the Plan of Arrangement; and

•	the holding period for Flutter Shares received in exchange for Common Shares pursuant to the Plan of Arrangement will include the period during which Common Shares were held.

U.S. Holders who actually, or under applicable constructive ownership rules, own, immediately after the exchange, 5% or more by vote or value of all Flutter Shares are subject to certain additional requirements and are urged to consult their own tax advisors with respect to such requirements.

If the Plan of Arrangement Fails to Qualify as a Reorganization. If the Plan of Arrangement fails to qualify as a reorganization, the Plan of Arrangement will be treated, for U.S. federal income tax purposes, as a taxable sale by U.S. Holders of their Common Shares in exchange for Flutter Shares. In such case, U.S. Holders will recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the Flutter Shares received in the Plan of Arrangement and the adjusted tax basis of Common Shares exchanged for those shares. Subject to the PFIC rules described below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss provided that at the time of completion of the Plan of Arrangement, the Common Shares surrendered by U.S. Holders were held for more than one year. Gain or loss must be determined separately for blocks of Common Shares acquired at different times or at different prices. Any such gain or loss generally will be treated as U.S. source income. Non-corporate U.S. Holders (including individuals) generally are subject to U.S. federal income tax on long-term capital gains at preferential rates. The deductibility of a capital loss may be subject to limitations.

If the Plan of Arrangement fails to qualify as a reorganization, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain resulting from the disposition of Common Shares unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of Common Shares is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder (and, if such Non-U.S. Holder is a corporation, it may be subject to an additional branch profits tax).

Payment for Dissenting Shares. For U.S. federal income tax purposes, U.S. Holders that receive payment for their Common Shares from the Corporation pursuant to the exercise of Dissent Rights generally will be treated as recognizing capital gain or loss in an amount equal to the difference, if any, between (i) the amount received in respect of their Common Shares (other than amounts, if any, that are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (ii) the adjusted tax basis of such Common Shares. Subject to the PFIC rules described below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss provided that at the time of completion of the Plan of Arrangement, the Common Shares surrendered by U.S. Holders were held for more than one year. Gain or loss must be determined separately for blocks of Common Shares acquired at different times or at different prices. Any such gain or loss will be treated as U.S. source income. Non-corporate U.S. Holders (including individuals) generally are subject to U.S. federal income tax on long-term capital gains at preferential rates. The deductibility of a capital loss may be subject to limitations.

In certain situations where a U.S. Holder of Common Shares who exercises Dissent Rights is treated as owning the Common Shares of other Shareholders for U.S. federal income tax purposes, the amount received from the Corporation in respect of their Common Shares could be treated as a distribution in respect of their Common Shares, rather than a sale of their Common Shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences of their exercise of Dissent Rights.

For U.S. federal income tax purposes, Non-U.S. Holders that receive payment for their Common Shares from the Corporation pursuant to the exercise of Dissent Rights generally will not be subject to U.S. federal income tax on any gain resulting from the disposition of Common Shares unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of Common Shares is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder (and, if a corporation, may be subject to an additional branch profits tax).

Payment for Fractional Shares. A U.S. Holder of Common Shares who receives cash in lieu of a fractional share of a Flutter Share will generally be treated as having received the fractional Flutter Share pursuant to the Plan of Arrangement and then as having sold to Flutter such fractional share for cash. As a result, a U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis allocated to such fractional Flutter Share. Gain or loss recognized with respect to cash received in lieu of a fractional share of a Flutter Share will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the Effective Date, the holding period for such shares is greater than one year. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. U.S. Holders that receive cash in lieu of a fractional share pursuant to the Plan of Arrangement should consult their tax advisors regarding the tax consequences of such payment to them in their particular circumstances.

Passive Foreign Investment Company Considerations. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if the Corporation is treated as a PFIC for any taxable year during which the U.S. Holder has owned the Common Shares. A non-U.S. corporation is considered to be a PFIC with respect to any taxable year if either:

•	at least 75% of its gross income in such taxable year is passive income (e.g., dividends, interest and gains from the sale or exchange of investment property and certain rents and royalties); or

•	at least 50% of the value of its assets in such taxable year (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (cash is treated as a passive asset for this purpose even if it is held as working capital for our operations).

For the purposes of the PFIC tests described above, the Corporation generally will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on the Corporation’s current and expected operations and assets, the Corporation expects not to be a PFIC for U.S. federal income tax purposes for the portion of the taxable year ending on the Effective Date. The expectation is based on, among other things, estimates of the current and anticipated value of the Corporation’s assets, and is highly fact intensive. The Corporation’s actual PFIC status for any taxable year will not be determinable until the close of such taxable year, and, accordingly, there is no guarantee that the Corporation will not be a PFIC for the current taxable year. In addition, the Corporation has not made a determination of whether it was a PFIC during any prior taxable year. The Corporation has not requested, and does not intend to request, a ruling from the IRS or an opinion of counsel with respect to whether it would be classified as a PFIC during any taxable period.

If the Corporation were to be classified as a PFIC for any taxable year during which a U.S. Holder held their Common Shares, such U.S. Holder generally would be subject to adverse tax consequences upon the exchange of Common Shares for Flutter Shares pursuant to the Plan of Arrangement. U.S. Holders are urged consult their tax advisors regarding the status of the Corporation as a PFIC during any taxable year during which such holder has held Common Shares and the potential application of the PFIC rules to such holder in connection with the Plan of Arrangement. The remainder of this discussion assumes that the Corporation has not been a PFIC during any taxable year.

Ownership and Disposition of Flutter Shares

Distributions Received by U.S. Holders. Subject to the PFIC rules described below, the gross amount of any distribution paid to a U.S. Holder with respect to the Flutter Shares (including amounts withheld to pay withholding taxes) will be included in U.S. Holder’s gross income as dividend income to the extent that the distribution is paid out of Flutter’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any dividends will not be eligible for the dividends received deduction allowed to corporations. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and, thus, may be taxed at the lower applicable capital gains rate, provided that (1) Flutter is eligible for the benefits of the U.S.-Ireland income tax treaty or the Flutter Shares, with respect to which the dividends are paid, are readily tradable on an established securities market in the U.S.; (2) Flutter is not a PFIC for either the taxable year in which the dividend is paid or the preceding taxable year; and (3) certain holding period requirements are met by the relevant U.S. Holder. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends on the Flutter Shares.

To the extent that the amount of a distribution exceeds Flutter’s current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of U.S. Holder’s adjusted tax basis in the Flutter Shares, and to the extent the amount of the distribution exceeds such holder’s adjusted tax basis (determined separately for each share), the excess will be treated as capital gain from the sale or exchange of the Flutter Shares (as described below). Flutter does not currently intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution made by Flutter will be treated as a dividend for U.S. federal income tax purposes.

Disposition of Flutter Shares by U.S. Holders. Subject to the PFIC rules described below, U.S. Holders generally will recognize a capital gain or loss on any sale, exchange or other taxable disposition of a Flutter Share equal to the difference between the amount realized for the Flutter Share and U.S. Holder’s adjusted tax basis in the Flutter Share. Such capital gain or loss generally will be long-term capital gain or loss provided that the U.S. Holder’s holding period for such Flutter Share is longer than one year, determined as of the time of such sale, exchange or other taxable disposition. Non-corporate U.S. Holders, including an individual U.S. Holder, generally are subject to U.S. federal income tax on long-term capital gains at preferential rates. Any such gain or loss generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes. The deductibility of a capital loss is subject to limitations.

Receipt of Foreign Currency. The U.S. dollar value of any cash payment in non-U.S. denominated currency to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the non-U.S. denominated currency is converted into U.S. dollars at that time. If the non-U.S. denominated currency so received is converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the non-U.S. denominated currency so received is not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the non-U.S. denominated currency equal to the U.S. dollar value of such non-U.S. denominated currency on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the non-U.S. denominated currency generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

PFIC Considerations. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if Flutter is treated as a PFIC for any taxable year during which the U.S. Holder owns the Common Shares. A non-U.S. corporation is considered to be a PFIC with respect to any taxable year if either:

•	at least 75% of its gross income in such taxable year is passive income (e.g., dividends, interest and gains from the sale or exchange of investment property and certain rents and royalties); or

•	at least 50% of the value of its assets in such taxable year (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (cash is treated as a passive asset even if it is held as working capital for our operations).

For the purposes of the PFIC tests described above, Flutter will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Flutter believes that it should not be classified as a PFIC for its most recent taxable year, and does not anticipate becoming a PFIC in its current taxable year or in the foreseeable future based on its current and anticipated assets and operations. However, Flutter has not requested, and does not intend to request, a ruling from the IRS or an opinion of counsel with respect to whether Flutter would be classified as a PFIC. Accordingly, no assurance can be given that Flutter will not be classified as a PFIC during any taxable year.

If Flutter were to be classified as a PFIC for any taxable year during which a U.S. Holder held Flutter Shares, Flutter will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder held the Flutter Shares (unless certain elections were made by the U.S. Holder). In such case, the U.S. Holder will be subject to adverse tax rules with respect to any “excess distribution” that such U.S. Holder receives and any gain the U.S. Holder recognizes from a sale, exchange or other disposition (including certain pledges) of the Flutter Shares, unless the U.S. Holder has made, or will make, a timely “qualifying electing fund” election or “mark-to-market” election as discussed below. Distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or its holding period for the Flutter Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over such U.S. Holder’s holding period in the Flutter Shares;

•	the amount allocated to the taxable year in which such U.S. Holder recognizes gain or receives an excess distribution, and any taxable year prior to the first taxable year in which Flutter became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each of the other taxable years will be subject to the highest tax rate on ordinary income in effect for such U.S. Holder for that year, and an interest charge generally applicable to underpayments of tax would be imposed on the resulting tax liability as if that tax liability had been due for each such year.

In certain circumstances, special PFIC elections (in particular, the “mark-to-market” election or “qualified electing fund” election) may be available to U.S. Holders which, if made, may operate to mitigate the adverse U.S. tax effects of the PFIC rules described above. These elections are subject to limitations and are available only in certain prescribed circumstances. In particular, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. Flutter does not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

U.S. Holders are urged to consult their tax advisors regarding the status of Flutter as a PFIC and the potential application of the PFIC rules to such holder in connection with the Plan of Arrangement as well as the ownership and disposition of Flutter Shares received by such U.S. Holder pursuant to the Plan of Arrangement. U.S. Holders are also urged to consult their tax advisors regarding the availability and effect of any elections that may be available to such holder under the PFIC rules, as well as any information reporting requirements that may apply to such holder if the Corporation or Flutter is treated as a PFIC at any time during such holder’s holding period for such shares.

Distributions Received by Non-U.S. Holders. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on distributions received with respect to Flutter Shares unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a U.S. trade or business and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder (and, if such Non-U.S. Holder is a corporation, it may be subject to an additional branch profits tax).

Disposition of Flutter Shares by Non-U.S. Holders. Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain resulting from the disposition of Flutter Shares unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of Flutter Shares is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder (and, if such Non-U.S. Holder is a corporation, it may be subject to an additional branch profits tax).

Information Reporting and Backup Withholding

In general, non-corporate U.S. Holders may be subject to information reporting in connection with the Plan of Arrangement and the ownership and disposition of Flutter Shares. The receipt of Flutter Shares, amounts received pursuant to the exercise of Dissent Rights, cash in lieu of fractional shares, distributions with respect to, and the proceeds of Flutter Shares also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable. Backup withholding is not an additional tax. Rather, a U.S. Holders and Non-U.S. Holders generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Comparison of Shareholders’ Rights

Upon completion of the Arrangement, Shareholders will no longer be shareholders of The Stars Group and instead will hold Flutter Shares. Ontario Law and The Stars Group’s articles and by-laws govern The Stars Group and its relations with its shareholders. Following the Arrangement, the rights of Shareholders will be governed by the Laws of Ireland and by the constitution of Flutter.

Although the rights and privileges of a shareholder of an Irish company are, in many instances, comparable to those of a shareholder of a corporation organized under the OBCA, there are several differences. See Appendix M for a summary of the material differences between the provisions of the OBCA and the Laws of Ireland affecting shareholder rights and the material differences between The Stars Group’s articles of continuance and by-laws and the constitution of Flutter.

Appendix M does not include a complete description of all differences between the rights of these holders, nor does it include a complete description of the specific rights of these holders, and is qualified in its entirety by reference to the text of the relevant provisions of the Laws of Ontario, the Laws of Ireland, the constating documents of The Stars Group and the constitution of Flutter, as the case may be. In addition, the identification of some of the differences in the rights of these holders as material is not intended to indicate that other differences that are equally important do not exist.

2020 Annual General Meeting of Flutter

Subject to the satisfaction of all conditions precedent to the Arrangement, The Stars Group and Flutter expect the Effective Date to occur during the second or third quarter of 2020. Flutter’s 2020 annual general meeting of shareholders is currently scheduled to be held on May 14, 2020. While the record date for determining those Flutter Shareholders entitled to attend, speak and ask questions and vote at Flutter’s 2020 annual general meeting will be determined by Flutter in due course, it is currently expected to be on or around 7:00 p.m. (Irish time) on May 12, 2020. If the Arrangement is completed on or before this time, Shareholders will be entitled to attend, speak and ask questions and vote at Flutter’s 2020 annual general meeting in respect of any Flutter Shares which they are recorded in Flutter’s register of members as the holder of as at the record date for the annual general meeting. Flutter will publish a notice of annual general meeting on its investor relations website https://www.flutter.com/investors/shareholder-centre/agm in due course which will provide further information in respect of the matters to be proposed at the 2020 annual general meeting. Shareholders are encouraged to review this information once available and speak to their legal, financial or other professional advisers.

Interest of Informed Persons in Material Transactions

To The Stars Group’s knowledge and other than as set forth in this Information Circular, none of The Stars Group, The Stars Group’s directors or executive officers, or anyone associated or affiliated with any of them, has or had a material interest in any item of business at the Meeting except for any interest arising from the ownership of Common Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Common Shares. A material interest is one that could reasonably interfere with the ability to make independent decisions.

To The Stars Group’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of The Stars Group, or any associate or Affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect The Stars Group.

Interest of Experts of The Stars Group and Flutter

The auditor of The Stars Group is Deloitte LLP and the auditor of Flutter is KPMG Chartered Accountants.

Deloitte LLP is independent with respect to The Stars Group within the meaning of the applicable rules and regulations adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States) (PCAOB) and within the meaning of the rules and professional conduct of the Chartered Professional Accountants of Ontario.

The consolidated financial statements of Flutter incorporated by reference in this Information Circular have been audited by KPMG Chartered Accountants for the years ended December 31, 2019 and December 31, 2018 and KPMG LLP for the year ended December 31, 2017, as stated in their reports which are also incorporated herein by reference. KPMG Chartered Accountants is, and KPMG LLP was at the applicable time independent with respect to Flutter as required by Irish Law.

Each of Barclays, Moelis and BMO Capital Markets is named as having prepared or certified a report, statement or opinion in this Information Circular, specifically their respective fairness opinions. See “The Arrangement – Fairness Opinions”. Except as disclosed herein, including the fees to be paid to the financial advisors, in respect of Barclays and Moelis, a substantial portion of which is contingent on completion of the Arrangement, and BMO Capital Markets, to the knowledge of The Stars Group, none of the financial advisors, the directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of The Stars Group or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of The Stars Group or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of The Stars Group or any associate or affiliate thereof. On January 14, 2020, the Transaction Committee consented to Barclays potentially participating in the refinancing of the Combined Group which includes hedging. In providing its consent, the Transaction Committee considered, among other things: that Barclays is currently a lender to the Corporation and Flutter, and the benefits of having Barclays continue as a lender to the Combined Group and participate in certain hedging programs for Flutter; the fact that the Arrangement is an all share combination and has no cash component; assurances received from Barclays that it had not been involved in discussions with Flutter regarding any such refinancing prior to the announcement of the Transaction; and that the Board received the Moelis Fairness Opinion and the BMO Fairness Opinion in addition to the Barclays Fairness Opinion.

Additional Information

Additional information relating to The Stars Group is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov under The Stars Group’s profile. Copies of The Stars Group’s latest consolidated audited financial statements and any interim consolidated financial statements as well as any management’s discussion and analysis thereon are also available on request from the Secretary of The Stars Group.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website at www.starsgroup.com as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities Laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Approval of the Information Circular

The content and transmission of this Information Circular have been approved by the Board.

Toronto, Ontario, March 26, 2020.

(s) Divyesh (Dave) Gadhia
Executive Chairman of the Board of Directors

Consents of Financial Advisors

Consent of Barclays Capital Canada Inc.

We hereby consent to the references to our firm name and our fairness opinion dated October 1, 2019 contained in the Notice of Special Meeting of Shareholders and Management Information Circular of The Stars Group dated March 26, 2020, under the headings “Summary of the Arrangement – Fairness Opinions”, “Summary of the Arrangement – Reasons for the Recommendation”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Board”, “The Arrangement – Fairness Opinions – Barclays Capital Canada Inc.”, “The Arrangement – Reasons for the Recommendation” and “Interest of Experts of The Stars Group and Flutter” and to the inclusion of the text of our fairness opinion in Appendix C to the Notice of Special Meeting of Shareholders and Management Information Circular of The Stars Group dated March 26, 2020. Our fairness opinion was given as at October 1, 2019 subject to the assumptions, limitations and qualifications contained therein. In providing such consent, we do not intend that any person other than the board of directors of The Stars Group shall be entitled to rely upon our opinion.

(signed) Barclays Capital Canada Inc.

Toronto, Ontario

March 26, 2020

Consent of Moelis & Company LLC

We hereby consent to the references to our firm name and our fairness opinion dated October 1, 2019 contained in the Notice of Special Meeting of Shareholders and Management Information Circular of The Stars Group dated March 26, 2020, under the headings “Summary of the Arrangement – Fairness Opinions”, “Summary of the Arrangement – Reasons for the Recommendation”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Board”, “The Arrangement – Fairness Opinions - Moelis & Company LLC”, “The Arrangement – Reasons for the Recommendation” and “Interest of Experts of The Stars Group and Flutter” and to the inclusion of the text of our fairness opinion in Appendix D to the Notice of Special Meeting of Shareholders and Management Information Circular of The Stars Group dated March 26, 2020. Our fairness opinion was given as at October 1, 2019 subject to the assumptions, limitations and qualifications contained therein. In providing such consent, we do not intend that any person other than the board of directors of The Stars Group shall be entitled to rely upon our opinion and Moelis does not admit that it is an expert with respect to any part of such Management Information Circular. The Moelis Fairness Opinion is not intended to and does not constitute a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution.

(signed) Moelis & Company LLC

New York, New York

March 26, 2020

Consent of BMO Capital Markets

We hereby consent to the references to our firm name and our fairness opinion dated October 1, 2019 contained in the Notice of Special Meeting of Shareholders and Management Information Circular of The Stars Group dated March 26, 2020, under the headings “Summary of the Arrangement – Fairness Opinions”, “Summary of the Arrangement – Reasons for the Recommendation”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Board”, “The Arrangement – Fairness Opinions – BMO Capital Markets”, “The Arrangement – Reasons for the Recommendation” and “Interest of Experts of The Stars Group and Flutter” and to the inclusion of the text of our fairness opinion in Appendix E to the Notice of Special Meeting of Shareholders and Management Information Circular of The Stars Group dated March 26, 2020. Our fairness opinion was given as at October 1, 2019 subject to the assumptions, limitations and qualifications contained therein. In providing such consent, we do not intend that any person other than the board of directors of The Stars Group shall be entitled to rely upon our opinion.

(signed) BMO Capital Markets

Toronto, Ontario

March 26, 2020

Appendix A

Arrangement Resolution

BE IT RESOLVED THAT:

1)	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving The Stars Group Inc. (the “Company”), as more particularly described and as set forth in the management information circular (the “Circular”) dated March 26, 2020 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the terms of the arrangement agreement dated October 2, 2019 between the Company and Flutter Entertainment plc), as it has been and may be amended (the “Arrangement Agreement”) and all transactions contemplated thereby, is hereby authorized, approved and adopted.

2)	The plan of arrangement of the Company (the “Plan of Arrangement”), the full text of which is set out in Appendix B to the Circular (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement, its terms or at the direction of the Ontario Superior Court of Justice (Commercial List) (the “Court”)), is hereby authorized, approved and adopted.

3)	The (i) Arrangement Agreement and all transactions contemplated thereby, (ii) actions of the directors of the Company in approving the Arrangement Agreement, (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4)	The Company be and is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5)	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6)	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7)	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

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Appendix B

Plan of Arrangement

(see attached)

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UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
Interpretation

1.1	Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms have the following meanings:

“Arrangement” means the arrangement pursuant to section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, pursuant to which Flutter shall acquire the entire issued and outstanding share capital of Stars, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to the Parties, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement made as of October 2, 2019 between Flutter and Stars providing for, among other things, the Arrangement, as the same may be amended, supplemented, restated or otherwise modified from time to time, including all schedules to it;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which major banks are closed for business in Toronto, Ontario, Canada, Dublin, Ireland, or London, United Kingdom;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Consideration” means 0.2253 of a Flutter Share per Stars Share;

“Court” means the Ontario Superior Court of Justice (Commercial List) or other court, as applicable;

“Depositary” means Computershare Investor Services Inc., or such other Person as the Parties agree in writing;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” has the meaning given to it in Section 3.1;

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“Dissent Shares” means the Stars Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Stars Shareholder who has duly and validly exercised its Dissent Rights pursuant to Article 3 and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Stars Shares for which Dissent Rights have been validly exercised by such registered Stars Shareholder;

“Effective Date” means the date of the Certificate of Arrangement;

“Effective Time” means 03:00 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Euronext Dublin” means The Irish Stock Exchange plc, trading as Euronext Dublin;

“Euronext Dublin Market” means the Euronext Dublin market operated by Euronext Dublin;

“Final Order” means the final order of the Court pursuant to section 182(5) of the OBCA in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“Flutter” means Flutter Entertainment plc, a public limited company existing under the laws of the Republic of Ireland;

“Flutter Shares” means the ordinary shares of Flutter;

“Former Stars Shareholders” means, at and following the Effective Time, the holders of the Stars Shares immediately prior to the Effective Time;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner board, ministry, minister, bureau, division or agency, domestic or foreign; (b) any stock exchange, including TSX, NASDAQ, LSE and Euronext Dublin Market; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court pursuant to section 182(5) of the OBCA in a form acceptable to Stars and Flutter, each acting reasonably, providing for, among other things, the calling and holding of the Stars Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

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“Letter of Transmittal” means the letter of transmittal for use by Stars Shareholders in the form accompanying the Stars Circular;

“LSE” means London Stock Exchange plc;

“NASDAQ” means the NASDAQ Global Select Market;

“OBCA” means the Business Corporations Act (Ontario);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and similar references mean and refer to this plan of arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Stars” means The Stars Group Inc., a corporation existing under the OBCA;

“Stars Circular” means the notice of the Stars Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, including information incorporated therein, to be sent to the Stars Shareholders in connection with the Stars Meeting, in accordance with the Arrangement Agreement, as amended, supplemented or otherwise modified from time to time;

“Stars DSUs” means deferred share units issued under the Stars Equity Plan;

“Stars Equity Awards” means each Stars RSU, Stars DSU, Stars PSU, or similar interest covering Stars Shares granted pursuant to the Stars Equity Plan, but not including a Stars Option;

“Stars Equity Plan” means the equity incentive plan dated June 22, 2015, as amended, of Stars;

“Stars Meeting” means the special meeting of Stars Shareholders, including any adjournment or postponement thereof, in accordance with the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Stars Resolution;

“Stars Option Plan” means the stock option plan dated July 21, 2010, as amended, of Stars;

“Stars Options” means the options to purchase Stars Shares granted under the Stars Equity Plan and the Stars Option Plan;

“Stars PSUs” means performance share units issued under the Stars Equity Plan;

“Stars Resolution” means the special resolution of the Stars Shareholders approving the Arrangement and this Plan of Arrangement which is to be considered at the Stars Meeting;

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“Stars RSUs” means restricted share units issued under the Stars Equity Plan;

“Stars Shareholders” means the holders of Stars Shares and, in the context of the mailing of the Stars Circular, to such other Persons with a legal and/or beneficial interest in Stars Shares as required under applicable Laws and by the Interim Order;

“Stars Shares” means the common shares in the capital of Stars;

“Tax Act” means the Income Tax Act (Canada); and

“TSX” means Toronto Stock Exchange.

1.2	Terms Defined in Arrangement Agreement or OBCA

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the OBCA and not defined herein or in the Arrangement Agreement have the same meaning herein as in the OBCA, unless the context otherwise requires.

1.3	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Plan of Arrangement. “Including” means including without limitation, and “include” and “includes” have a corresponding meaning.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	Date for Any Action and Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Toronto, Ontario, Canada.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars. Any reference to “£” shall be GB pounds sterling.

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1.7	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Article 2
ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate of Arrangement, if any, shall become effective at the Effective Time, and shall be binding on Stars, Flutter, all registered holders and beneficial owners of the Stars Shares, including all Dissenting Shareholders, all holders of the Stars Options and the Stars Equity Awards, the registrar and transfer agent of Stars, the Depositary and all other Persons, at and after the Effective Time, without any further act or formality required on the part of any Person.

2.3	Filing of Articles of Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.4 has become effective in the sequence and at the times set out therein. If no Certificate of Arrangement is required to be issued by the Director pursuant to subsection 183(2) of the OBCA, the Arrangement shall become effective on the date specified by Stars when the Articles of Arrangement are sent to the Director pursuant to subsection 183(1) of the OBCA (which date shall be the Business Day following the date the Articles of Arrangement are sent to the Director) and such date shall be the “Effective Date” for purposes of this Plan of Arrangement.

2.4	Arrangement

Commencing at the Effective Time, except as otherwise indicated, the following events or transactions will occur and will be deemed to occur in the following sequence without any further authorization, act or formality:

(a)	each Stars Share held by a Dissenting Shareholder entitled to be paid fair value for its Dissent Shares will be deemed to be transferred by the holder thereof, without any further act or formality on its part, to Stars in consideration for a claim against Stars for an amount determined in accordance with Article 3 and thereupon:

(i)	each Dissenting Shareholder will have only the rights set out in Article 3 and will cease to be the holder of such Dissent Shares;

(ii)	such Dissenting Shareholder’s name will be removed from Stars’ register of Stars Shares; and

(iii)	such Stars Shares shall be automatically cancelled as of the Effective Time;

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(b)	each Stars Share outstanding at the Effective Time, other than those Stars Shares held by Flutter and Dissent Shares to be cancelled pursuant to Section 2.4(a), will be transferred and assigned by the holder thereof to, and acquired by, Flutter, in exchange for the Consideration, and

(i)	in respect of each such Stars Share transferred and assigned pursuant to this Section 2.4(b), each Former Stars Shareholder will cease to be the holder of such Stars Shares so exchanged and such holder’s name will be removed from Stars’ register of holders of Stars Shares at such time; and

(ii)	Flutter will be deemed to be the holder of such Stars Shares from the Effective Time and will be entered in Stars’ register of holders of Stars Shares as the registered holder of the Stars Shares so transferred and shall be deemed the legal and beneficial owner thereof;

(c)	concurrently with the transactions in Section 2.4(d), each Stars Option that as of the Effective Time is outstanding will cease to represent an option or other right to acquire Stars Shares and shall be exchanged at the Effective Time for an option to purchase from Flutter the number of Flutter Shares (rounded down to the nearest whole number) equal to: (A) 0.2253, multiplied by (B) the number of Stars Shares subject to such Stars Option immediately prior to the Effective Time, at an exercise price per Flutter Share (rounded up to the nearest whole cent) equal to (Y) the exercise price per Stars Share otherwise purchasable pursuant to such Stars Option immediately prior to the Effective Time, divided by (Z) 0.2253;

(d)	concurrently with the exchanges in Section 2.4(c), each Stars Equity Award that as of the Effective Time is outstanding shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that the terms of such Stars Equity Awards shall be amended so as to substitute for the Stars Shares subject to such Stars Equity Awards, Flutter Shares (rounded down to the nearest whole number) equal to: (x) 0.2253, multiplied by (y) the number of Stars Shares subject to such Stars Equity Award immediately prior to the Effective Time but subject to any adjustment required to that award by the Stars Equity Plan or grant documentation as a result of the Arrangement; and

(e)	concurrently with the exchanges and other transactions in Section 2.4(c) and Section 2.4(d), the Stars Option Plan and the Stars Equity Plan will be assumed by Flutter.

Article 3
DISSENT PROCEDURES

3.1	Rights of Dissent

Registered Stars Shareholders may exercise rights of dissent with respect to their Stars Shares in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order and this Article 3 (the “Dissent Rights”), provided that, notwithstanding subsection 185(6) of the OBCA, written notice setting forth such registered Stars Shareholder’s objection to the Stars Resolution and exercise of Dissent Rights must be received by Stars not later than 5:00 p.m. on the Business Day that is two Business Days preceding the date of the Stars Meeting. Stars Shareholders who duly exercise their Dissent Rights are deemed to have transferred the Stars Shares held by them and in respect of which Dissent Rights have been validly exercised to Stars, as provided in Section 2.4(a) and if such Dissenting Shareholders:

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(a)	ultimately are entitled to be paid the fair value for such Stars Shares by Stars, will be paid the fair value of such Stars Shares by Stars, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Stars Shares; or

(b)	ultimately are not entitled, for any reason, to be paid the fair value for such Stars Shares by Stars, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

3.2	Recognition of Dissenting Shareholders

From and after the Effective Time, in no case is Flutter, Stars or any other Person required to recognize a Dissenting Shareholder as a holder of Stars Shares in respect of which Dissent Rights have been validly exercised to Stars, as provided in Section 2.4(a), and the names of the Dissenting Shareholders are to be deleted from Stars’ register of holders of Stars Shares in respect of such Stars Shares. In addition to any other restrictions under Section 185 of the OBCA, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: holders of Stars Options, holders of Stars Equity Awards and holders of Stars Shares who vote or have instructed a proxyholder to vote such Stars Shares in favour of the Stars Resolution (but only in respect of such Stars Shares).

Article 4
DELIVERY OF CONSIDERATION

4.1	Delivery of Consideration

(a)	At the Effective Time, Flutter will deposit, for the benefit of the Former Stars Shareholders (other than Dissenting Shareholders), with the Depositary a sufficient number of Flutter Shares to satisfy the Consideration payable to the Former Stars Shareholders pursuant to Section 2.4(b).

(b)	Following the deposit with the Depositary of the Flutter Shares in the amounts specified in Sections 4.1(a), Flutter will be fully and completely discharged from its obligation to pay the Consideration to the Former Stars Shareholders, and the rights of such holders will be limited to receiving, from the Depositary, the Consideration to which they are entitled in accordance with this Plan of Arrangement, any cash they are entitled to receive pursuant to Section 4.2 and any cash or other property they are entitled to receive pursuant to Section 4.5.

(c)	Until such time as a Former Stars Shareholder deposits with the Depositary a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depositary or Flutter reasonably requires, the Flutter Shares to which such Former Stars Shareholder is entitled will, in each case, be delivered to the Depositary to be held in trust for such Former Stars Shareholder for delivery to the Former Stars Shareholder upon delivery of the Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents, certificates and instruments as the Depositary or Flutter reasonably requires.

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(d)	Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more Stars Shares, other than Stars Shares held by a Dissenting Shareholder, if applicable, a duly completed and executed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or Flutter may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, the Flutter Shares to which such Former Stars Shareholder is entitled under Section 2.4(b) for such Stars Shares, any cash they are entitled to receive pursuant to Section 4.2 and any cash or other property they are entitled to receive pursuant to Section 4.5, in each case, less any amounts deducted or withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(e)	No holder of Stars Shares shall be entitled to receive any consideration with respect to such Stars Shares other than the Flutter Shares to which such holder is entitled under Section 2.4(b), any cash they are entitled to receive pursuant to Section 4.2 and any cash or other property they are entitled to receive pursuant to Section 4.5, in each case, less any amounts deducted or withheld pursuant to Section 4.4.

(f)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Stars Shares held by a Dissenting Shareholder, a completed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or Stars may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, will be entitled to receive from Stars in exchange therefor, the amount such Dissenting Shareholder is entitled to receive as determined in accordance with Article 3, less any amounts deducted or withheld pursuant to Section 4.4; and

(g)	After the Effective Time and until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented one or more Stars Shares will be deemed at all times to represent only the right to receive (i) the Flutter Shares which the holder of such certificate is entitled to receive in accordance with Section 4.1(d), or (ii) in respect of Stars Shares formerly held by a Dissenting Shareholder, the amount such Dissenting Shareholder is entitled to receive as determined in accordance with Article 3, less, in each case, any amounts deducted or withheld pursuant to Section 4.4.

4.2	Fractional Shares

In no event shall any holder of Stars Shares be entitled to a fractional Flutter Share. Where the aggregate number of Flutter Shares to be delivered to a Former Stars Shareholder as consideration under or as a result of this Plan of Arrangement would result in a fraction of a Flutter Share being deliverable, the number of Flutter Shares to be received by such Former Stars Shareholder shall be rounded down to the nearest whole Flutter Share. Any such entitlements to fractions of Flutter Shares will be aggregated and sold in the market by the Depositary (as agent for that purpose) as soon as practicable after the Effective Date. The net proceeds of such sale (after deduction of all expenses and commissions incurred in connection with the sale) will be paid by the Depositary in due proportions to Former Stars Shareholders who would otherwise have been entitled to such fractions, save that individual entitlements to amounts of less than £5.00 will be retained by the Depositary for the benefit of Flutter. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Flutter Shares sold by it and none of Flutter, Stars or the Depositary will be liable for any loss arising out of any such sales.

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4.3	Lost Certificates

(a)	If any certificate that immediately prior to the Effective Time represented one or more outstanding Stars Shares that were exchanged pursuant to Article 3 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Flutter Shares that such Person is entitled to receive pursuant to Section 2.4(d), any cash they are entitled to receive pursuant to Section 4.2 and any cash or other property they are entitled to receive pursuant to Section 4.5 (in each case, less any amounts deducted or withheld pursuant to Section 4.4), deliverable in accordance with such holder’s Letter of Transmittal.

(b)	When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered must, as a condition precedent to the delivery of such consideration, give a bond satisfactory to Stars, Flutter and the Depositary in such sum as Stars, Flutter and the Depositary may direct or otherwise indemnify Flutter and the Depositary in a manner satisfactory to Stars, Flutter and the Depositary against any claim that may be made against Stars, Flutter or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	Withholding Rights

Flutter, Stars and the Depositary shall be entitled to deduct and withhold from any amount or consideration payable or otherwise deliverable to any Person, including any Stars Shareholders exercising Dissent Rights, pursuant to the Arrangement, and from all consideration, dividends, interest or other amounts payable or distributed to any former Stars Shareholder such amounts as Flutter, Stars or the Depositary may be entitled or required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under the Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid. Flutter, Stars and the Depositary are hereby authorized on behalf of the relevant former Stars Shareholder to sell or otherwise dispose of such portion of the Consideration or other property payable or deliverable to such former Stars Shareholders as is necessary to provide sufficient funds to Flutter, Stars or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Flutter, Stars or the Depositary, as the case may be, shall notify the holder thereof, remit the appropriate portion of the net proceeds of such sale to the appropriate Governmental Entity and remit to such former Stars Shareholder any unapplied balance of the net proceeds of such sale.

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4.5	Post-Effective Time Dividends and Distributions

No dividends or other distributions payable in respect of Flutter Shares with a record date after the Effective Time shall be paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Stars Shares that were transferred pursuant to Section 2.4(b) in respect of which Flutter Shares were issued pursuant to the Arrangement, and all such dividends and other distributions shall be paid by Flutter to the Depositary and shall be held by the Depositary in trust for such holders, in each case until the surrender of such certificate or certificates (or affidavit in accordance with Section 4.3) in accordance with Section 4.1(d) or until forfeiture in accordance with Section 4.6. Subject to applicable Laws, following surrender of any such certificate or certificates (or affidavit in accordance with Section 4.3) in accordance with Section 4.1(d), there shall be paid to the holder thereof, without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Flutter Shares to which such former registered holder is entitled pursuant to the Arrangement.

4.6	Extinction of Rights

Any certificate that immediately prior to the Effective Time represented outstanding Stars Shares that are exchanged pursuant to Article 2 and not deposited with all other instruments required by Section 4.1 on or prior to the day immediately before the day that is three years less one day from the Effective Date, ceases to represent a claim or interest of any kind or nature as a shareholder of Stars. On such date, the Flutter Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled is deemed to have been surrendered to Flutter, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder pursuant to Section 4.5.

4.7	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

4.8	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement takes precedence and priority over any and all Stars Shares, Stars Options and Stars Equity Awards issued and outstanding prior to the Effective Time;

(b)	the rights and obligations of the registered holders of Stars Shares, Stars Options or Stars Equity Awards and Stars, Flutter, the Depositary and any transfer agent or other depositary therefor in relation thereto, are solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Stars Shares, Stars Options, or Stars Equity Awards are deemed to have been settled, compromised, released and determined without liability except as set forth herein.

B-11

Article 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	Flutter and Stars may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must:

(i)	be set out in writing;

(ii)	be approved by each of Flutter and Stars (in each case, acting reasonably);

(iii)	be filed with the Court and, if made following the Stars Meeting, approved by the Court; and

(iv)	be communicated to the Stars Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Stars at any time prior to the Stars Meeting (provided that Flutter has consented thereto in writing) with or without any other prior notice or communication (except to the extent required by the Court), and if so proposed and accepted by the Persons voting at the Stars Meeting (other than as may be required under the Interim Order), becomes part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Stars Meeting is effective only if:

(i)	it is consented to in writing by each of Flutter and Stars (in each case, acting reasonably); and

(ii)	if required by the Court, it is consented to by holders of Stars Shares or holders of any other securities of Stars, as applicable, voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Flutter, provided that it concerns a matter that, in the reasonable opinion of Flutter, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Stars Shares, Stars Options or Stars Equity Awards, and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with Court or communicated to the Stars Shareholders.

Article 6
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein occur and are deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Stars and Flutter will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

B-12

Appendix C

Barclays Fairness Opinion

(see attached)

333 Bay Street Suite 4910, Box 9 Toronto, ON M5H 2R2 Canada

October 1, 2019

The Board of Directors of The Stars Group Inc.

200 Bay Street, South Tower, Suite 3205

Toronto, Ontario

M5J 2J3

Canada

To the Board of Directors:

Barclays Capital Canada Inc. (“Barclays” or “we”) understands that The Stars Group Inc. (“TSG” or the “Company”) intends to enter into an arrangement agreement (the “Arrangement Agreement”) with Flutter Entertainment plc (“Flutter”) providing for, among other things, the exchange of all of the issued and outstanding common shares of the Company for ordinary shares of Flutter (the “Proposed Transaction”).

We further understand that pursuant to the Arrangement Agreement: (a) each common share of the Company will be exchanged for 0.2253 ordinary shares of Flutter (the “Consideration”); (b) the Proposed Transaction will be effected by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario); (c) the completion of the Proposed Transaction will be conditional upon a number of matters, including the receipt of various regulatory approvals, the approval by at least two-thirds of the votes cast by the common shareholders of the Company (the “Shareholders”) who are present in person or represented by proxy at a special meeting of Shareholders to be held to consider the Proposed Transaction (the “Special Meeting”) and the approval of the Ontario Superior Court of Justice; and (d) the terms and conditions of the Proposed Transaction will be more fully described in a management information circular of the Company (the “Circular”) that will be mailed to the Shareholders in connection with the Special Meeting.

ENGAGEMENT OF BARCLAYS

By written agreement dated August 3, 2019 (the “Engagement Agreement”), the Company retained Barclays to provide advice and assistance to the Company with respect to a proposal from Flutter to combine the Company and Flutter and, if requested, to prepare and deliver to the Board of Directors of TSG (the “Board”) an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Proposed Transaction (the “Fairness Opinion”).

The terms of the Engagement Agreement provide that Barclays is to be paid fees for its services as financial advisor, a portion of which is payable upon rendering this Fairness Opinion and a substantial portion of which is contingent on successful completion of the Proposed Transaction. In addition, Barclays is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Barclays and its affiliates have performed various investment banking services for the Company in the past, are currently providing such services and expect to perform such services in the future. Barclays has received, and expects to receive, customary investment banking fees for such services. An affiliate of Barclays is a lender under existing credit facilities of both the Company and Flutter. Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, Flutter and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

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CREDENTIALS OF BARCLAYS

Barclays, together with its affiliates, is one of the largest global investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, research, sales and trading and financial advisory services to corporations, governments, institutions and individuals. Barclays has been involved in a significant number of transactions involving private and publicly traded companies, including gaming companies, and has extensive experience in preparing fairness opinions.

The Fairness Opinion expressed herein represents the opinion of Barclays and the form and content herein have been approved by a committee of senior officers of Barclays and certain of its affiliates, each of whom is experienced in mergers and acquisitions, divestitures, valuations analyses, fairness opinions and fairness opinion-related matters.

SCOPE OF REVIEW

In preparation of the Fairness Opinion, Barclays reviewed, considered, relied upon or carried out, among other things, the following:

(i)	a draft of the Arrangement Agreement dated October 1, 2019;

(ii)	a draft agreement dated September 29, 2019 setting forth FOX Sports’ option to purchase 18.5% interest in FanDuel Group (“FDG”) at fair market value in 2021;

(iii)	a draft agreement dated September 30, 2019 setting forth the payment to Fastball Holdings LLC (“Fastball”) and Boyd Interactive Gaming LLC (“Boyd”), Flutter’s co-shareholders in FDG, totaling 12.5% of the increase in FOX Bet’s fair market value between completion of the Proposed Transaction and the exercise of Flutter’s option to acquire Fastball’s remaining interest in FDG in July 2023;

(iv)	audited consolidated financial statements and other public information of TSG and Flutter for the fiscal years 2016 – 2018;

(v)	management’s discussion and analysis of the financial condition and results of TSG and Flutter for the fiscal years 2016 – 2018;

(vi)	annual reports of TSG and Flutter for the fiscal years 2016 – 2018;

(vii)	interim financial statements of TSG and Flutter for Q2 2019 and H1 2019, respectively;

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(viii)	investor presentations, equity research reports, and industry commentary for TSG and Flutter and other public companies we considered relevant;

(ix)	certain information provided by TSG management and its other advisors, including: (a) unaudited projected financial information of the Company for the years ending December 31, 2019 through December 31, 2023; and (b) unaudited projected financial information of Flutter for the years ending December 31, 2019 through December 31, 2023;

(x)	discussions with senior management of TSG regarding the preparation of the unaudited projected financial information of TSG, including its business, operations, assets, liabilities, financial condition and prospects;

(xi)	discussions with senior management of TSG regarding the unaudited projected financial information of Flutter;

(xii)	a comparison of the relative financial performance and multiples of publicly-traded companies we considered relevant;

(xiii)	public information and comparison of selected financial metrics with respect to other transactions of a comparable nature we considered relevant;

(xiv)	various reports published by equity research analysts and industry sources we considered relevant; and

(xv)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

To the best of its knowledge, Barclays has not been denied access by the Company or Flutter to any information requested by Barclays. We have also participated in discussions with Blake, Cassels & Graydon LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

ASSUMPTIONS AND LIMITATIONS

Our Fairness Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of TSG, Flutter or any of their respective affiliates and our Fairness Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

Barclays has, in accordance with the terms of the Engagement Agreement, relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from publicly available sources or provided to it by TSG and Flutter or their respective personnel, consultants, advisors or otherwise (collectively the “Information”). In particular, Barclays has assumed that any future-oriented financial information provided by TSG and used by Barclays in its analyses has been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, plans, financial condition and prospects. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment, Barclays has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information. We have not met separately with the independent auditors of the Company in connection with preparing this Fairness Opinion and we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon.

Restricted - External

The Chief Executive Officer and the Chief Financial Officer of TSG have represented to Barclays in a certificate dated October 1, 2019, among other things, that (i) the Information provided to Barclays orally by, or in the presence of, an officer or employee of the Company, the Company or its affiliates or its or their representatives for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to Barclays, and is as of the date hereof, complete, true and correct and did not and does not contain any untrue statement of a material fact in respect of the Company and its affiliates or the Proposed Transaction and did not and does not omit to state a material fact in relation to the Company and its affiliates or the Proposed Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was presented, (ii) since the dates on which the Information was provided to Barclays, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to render the Information untrue or misleading in any material respect in the circumstances in which it was presented or have a material effect on the Fairness Opinion, (iii) to their knowledge, there are no facts not contained in or referred to in the Information provided to Barclays by the Company or its affiliates which would reasonably be expected to affect the Fairness Opinion, in each case, including the assumptions used, the scope of the review undertaken or the conclusion reached, (iv) all projections, forecasts and other future-oriented financial information concerning the Proposed Transaction, the Company and its affiliates (collectively “FOFI”) provided to Barclays has been prepared using assumptions which were reasonable on the date such FOFI was prepared, having regard to the Company’s industry, business, financial condition, plans and prospects, and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such FOFI, as of the date of the preparation thereof, not misleading in light of the circumstances in which such FOFI was provided to Barclays; and (v) the projections or forecasts and other future-oriented financial information concerning Flutter relied upon by Barclays represent the best current estimates for Flutter.

In preparing the Fairness Opinion, Barclays has made several assumptions, including that the final version of the Arrangement Agreement will conform in all material respects to the draft provided to Barclays, that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, that all conditions precedent to the Proposed Transaction can be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities required in respect of or in connection with the Proposed Transaction will be obtained, without adverse condition or qualification, that all steps or procedures being followed to implement the Proposed Transaction are valid and effective, that the Circular will be distributed to the Shareholders in accordance with applicable laws, and that the disclosure in the Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws.

Restricted - External

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial or otherwise, of TSG and Flutter as they were reflected in the Information reviewed by Barclays. In its analyses and in preparing the Fairness Opinion, Barclays made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Barclays or any party involved in the Proposed Transaction. Although Barclays believes that the assumptions used in its analyses and in preparing the Fairness Opinion are accurate and appropriate in the circumstances, some or all of them may nevertheless prove to be incorrect.

Any changes in the Information may affect the Fairness Opinion and, although Barclays reserves the right to change, supplement or withdraw the Fairness Opinion in the event of any change in the Information, Barclays disclaims any undertaking or obligation to advise any person of any such change in the Information which may come or be brought to Barclays’ attention after the date hereof, and/or to update the Fairness Opinion to reflect any such change. However, without limiting the foregoing, Barclays will be entitled, at any time prior to the completion of the Proposed Transaction, to change, supplement or withdraw the Fairness Opinion, if Barclays concludes that there has been a material change in the business or affairs of TSG and/or Flutter, or a change in material fact, an omission to state a material fact, a material change in the factors, including the Information, upon which the Fairness Opinion is based, or if Barclays becomes aware of any information not previously known by Barclays, regardless of the source, which in its opinion would make the Fairness Opinion misleading in any material respect.

The Fairness Opinion has been prepared and provided solely for the use of the Board in its evaluation of the Proposed Transaction, and may not be used or relied upon by any other person without the express prior written consent of Barclays. Furthermore, the Fairness Opinion is not intended to be, and do not constitute, a recommendation to the Board as to whether it should approve the Proposed Transaction or to the Shareholders as to whether the Shareholders should vote in favour of the Proposed Transaction or as an opinion concerning the trading price or value of any securities of TSG or Flutter following the announcement or completion of the Proposed Transaction. The Opinion does not address the relative merits of the Proposed Transaction as compared to other transactions or business strategies that might be available to TSG or its underlying business decision to effect the Proposed Transaction. We have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement or the Proposed Transaction. Barclays is not an expert on, and did not render advice to the Board regarding legal, tax, accounting or regulatory matters.

Except for the inclusion of the Fairness Opinion in its entirety and a summary thereof in a form acceptable to us in the Circular, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

The preparation of a fairness opinion is a complex process and it is not amenable to partial analysis or summary description. Barclays believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by it, without considering all facts and analyses together, could create an incomplete view of the process and analyses underlying the Fairness Opinion.

Restricted - External

In considering the fairness of the Consideration, from a financial point of view, to the Shareholders, Barclays considered, among other things, the following:

(i)	a comparison of the Consideration to the exchange ratios implied by discounted cash flow analyses of TSG and Flutter;
(ii)	a comparison of publicly available financial multiples of selected precedent transactions to the multiples implied by the Consideration;
(iii)	a comparison of the price of the common shares of the Company implied by the Consideration to the recent market trading prices of the common shares of the Company; and
(iv)	a comparison of the financial multiples implied by the Consideration to financial multiples of selected companies we considered relevant and whose securities are publicly traded.

Conclusion

Based upon and subject to the foregoing, Barclays is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Proposed Transaction is fair, from a financial point of view, to the Shareholders.

Very truly yours,

Barclays Capital Canada Inc.

Restricted - External

Appendix D
Moelis Fairness Opinion

(see attached)

399 Park Avenue
5th Floor

NEW YORK, NEW YORK 10022

T 212.883.3807
F 212.880.4260

October 1, 2019

Board of Directors

The Stars Group Inc.

South Tower Suite 3205

200 Bay Street

Toronto, ON M5J 2J3

Ladies & Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares, no par value (“Company Common Shares”) of The Stars Group Inc. (the “Company”) (other than Company Common Shares held by the Acquirer (as defined below) and Company Common Shares held by Company shareholders who exercise dissent rights under applicable law (collectively, “Excluded Holders”)), of the Exchange Ratio (as defined below) pursuant to the Arrangement Agreement (the “Agreement”) to be entered into by the Company and Flutter Entertainment PLC (the “Acquirer”). As more fully described in the Agreement and the related Plan of Arrangement (the “Plan”), pursuant to section 182 of the Business Corporations Act (Ontario), the Acquirer will acquire the entire issued and outstanding share capital of the Company (the “Transaction”) and each issued and outstanding Company Common Share will entitle the holder thereof to receive 0.2253 of a share (the “Exchange Ratio”) of an ordinary share, par value €0.09 per share, of the Acquirer (“Acquirer Ordinary Shares”), subject to the adjustments as specified in the Agreement (as to which adjustments we express no opinion).

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and the Acquirer, including publicly available research financial forecasts for each of the Company and the Acquirer and publicly available research valuations for the U.S. businesses of the Company and the Acquirer; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company (the “Company Forecasts”); (iii) reviewed certain business and financial information based on publicly available research analysts’ financial forecasts relating to the Acquirer, as adjusted by the Company (the “Company-Adjusted Acquirer Public Forecasts”); (iv) reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the Transaction (the “Expected Synergies”) furnished to us by the Company and the Acquirer; (v) reviewed share count information for the Company and the Acquirer provided to us by the managements of the Company and the Acquirer; (vi) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) through (v) of this paragraph, as well as the businesses and prospects of the Company and the Acquirer generally; (vii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (viii) reviewed the financial terms of certain other transactions that we deemed relevant; (ix) reviewed a draft, dated October 1, 2019, of the Agreement, and a draft, dated October 1, 2019 of the Plan; (x) participated in certain discussions and negotiations among representatives of the Company and the Acquirer and their advisors; and (xi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of (and have not independently verified) such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters.

With respect to the Company Forecasts and other information relating to the Company referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. With respect to the Company-Adjusted Acquirer Public Forecasts and other information relating to the Acquirer referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Acquirer. With respect to publicly available financial forecasts relating to the Company and the Acquirer referred to above (including, without limitation, the publicly available financial forecasts upon which the Company-Adjusted Acquirer Public Forecasts are based and the publicly available valuations of the U.S. businesses of the Company and the Acquirer), with your consent, we have assumed that they are a reasonable basis upon which to perform our analysis. With respect to the Expected Synergies, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Acquirer. We also have assumed, at your direction, that the future financial results (including Expected Synergies) reflected in the foregoing forecasts and other information will be achieved at the times and in the amounts projected. As you are aware, internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Acquirer were not furnished to us. We have assumed, with your consent, that any such internal information for the Acquirer is not inconsistent with the information contained in the Company-Adjusted Acquirer Public Forecasts that you directed us to use for purposes of our analysis in any way that could be material to our analysis. As you are also aware, the available financial information relating to U.S. businesses for both the Company and the Acquirer was limited in certain respects, and, at your direction, we utilized the midpoint valuations for such U.S. businesses contained in certain publicly available research reports to perform our analysis. We express no views as to the reasonableness of any such financial forecasts or the assumptions on which they are based or as to the public research valuation information that you directed us to use in our analysis.

In addition, at your direction, we have relied on the assessments of the management of the Company as to the Acquirer’s ability to integrate the businesses of the Company and the Acquirer. With your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the Acquirer, nor have we been furnished with any such evaluation or appraisal. With respect to outstanding litigation involving the Company and for which significant damages are alleged, you have instructed us to rely solely upon the judgment of the management of the Company and its counsel that the outcome of the litigation would not have a material effect on our analysis.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Shares (other than Excluded Holders). Our opinion relates to the relative values of the Company and the Acquirer. With your consent, we express no opinion as to what the value of Acquirer Ordinary Shares actually will be when issued pursuant to the Transaction or the prices at which Company Common Shares or Acquirer Ordinary Shares may trade at any time. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with the terms of the Agreement in all respects that could be material to our analysis. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. In addition, we have assumed, with your consent, that the Transaction will qualify as af tax free reorganization. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party. Our opinion does not address the fairness or the terms of any voting agreement entered into by shareholders of the Company (including Caledonia (Private) Investments Pty Limited and its affiliates) in connection with the Transaction. In addition, our opinion does not address the value of any governance, board or control rights that any shareholder of the Company (including Caledonia (Private) Investments Pty Limited and its affiliates) may have, or whether or not any such shareholder of the Company with a concentrated block of shares was entitled to a premium for its shares.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquirer. We have provided investment banking and other services to the Company unrelated to the Transaction and currently and in the future may provide such services to the Acquirer and have received and may receive compensation for such services. In the past two years prior to the date hereof, we acted (or are currently acting) as (i) financial advisor to the Company in connection with strategic options for a subsidiary of the Company, and (ii) financial advisor to the Company in connection with a media and sports wagering partnership.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter, including any election by any such holder. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Shares (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction is fair from a financial point of view to the holders of Company Common Shares, other than Excluded Holders.

Very truly yours,

MOELIS & COMPANY LLC

Appendix E

BMO Fairness Opinion

(see attached)

October 1, 2019

The Board of Directors

The Stars Group Inc.

200 Bay Street, South Tower

Suite 3205

Toronto, Ontario M5J 2J3

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that The Stars Group Inc. (the “Company”) and Flutter Entertainment plc (the “Acquiror”) propose to enter into an arrangement agreement to be dated as of October 2, 2019 (the “Arrangement Agreement”) pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company (the “Shares”) and pursuant to which, each holder of Shares will receive, in exchange for each Share held, 0.2253 ordinary shares of the Acquiror (the “Consideration”), by way of an arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained by the board of directors of the Company (the “Board of Directors”) to provide our opinion (the “Opinion”) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders pursuant to the Arrangement.

Engagement of BMO Capital Markets

The Board of Directors initially contacted BMO Capital Markets regarding a potential advisory assignment in August 2019. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated as of August 4, 2019 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Board of Directors with the Opinion in connection with the Arrangement.

BMO Capital Markets will receive a fixed fee for rendering the Opinion, no portion of which is contingent upon the conclusions reached in the Opinion or the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

This fairness opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this fairness opinion.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Neither BMO Capital Markets, Bank of Montreal nor any of their affiliates has been engaged to provide any financial advisory services nor have they participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as joint lead arranger and joint book runner with respect to the amendment and extension of the US$2.17 billion and €500 million first lien term loans, and US$225 million senior secured revolving credit facility of the Company (closed April 2018); (iii) acting as joint lead arranger and joint book runner with respect to the US$7.214 billion committed financing for the Company pursuant to the acquisition of Cyan Blue Topco Limited (“Sky Betting & Gaming”), consisting of US$5.776 billion senior secured credit facilities and US$1.438 billion senior unsecured bridge facility (closed June 2018); (iv) acting as joint book runner with respect to the US$1.093 billion offering of common shares of the Company pursuant to the acquisition of Sky Betting & Gaming (closed June 2018); (v) acting as joint lead arranger and joint book runner with respect to the US$4.567 billion senior secured term facility, US$700 million senior secured revolving credit facility, and US$1.0 billion senior unsecured notes issuance of the Company pursuant to the acquisition of Sky Betting & Gaming (closed July 2018); (vi) providing cross currency swap transactions for the Company (closed July 2018) and (vii) providing cash management services to the Company.

There are no understandings, agreements or commitments between BMO Capital Markets, Bank of Montreal nor any of their affiliates and any of the Interested Parties with respect to future business dealings. BMO Capital Markets, Bank of Montreal and their affiliates may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Overview of The Stars Group Inc.

The Company is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Company owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, Latin American Poker Tour and Asia Pacific Poker Tour. The Company is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 22 jurisdictions throughout the world, including in Europe, Australia, and the Americas.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated October 1, 2019;

2.	certain publicly available information relating to the business, operations, financial condition and trading history of the Company and the Acquiror and other selected public companies we considered relevant;

3.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company and the Acquiror;

4.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company relating to the Company and the Acquiror;

5.	discussions with management of the Company relating to the Company’s and the Acquiror’s current business, plans, financial condition and prospects;

6.	discussions with legal counsel to the Company;

7.	public information with respect to selected precedent transactions we considered relevant;

8.	various reports published by equity research analysts we considered relevant;

9.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

10.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Prior Valuations

Senior officers of the Company have represented to BMO Capital Markets that to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or any of the Company’s material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to BMO Capital Markets.

Senior officers of the Company have represented to BMO Capital Markets that to the best of their knowledge, information and belief, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Acquiror or any of its subsidiaries or any of the Acquiror’s material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s and the Acquiror’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by an officer or employee of the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions) or any of their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, the Acquiror or any of their respective subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion provided that such representations with regards to the Acquiror were provided only to such senior officers’ actual knowledge, information and belief.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquiror as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquiror, or of any of their affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquiror may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, the Company or any other alternative transaction.

The preparation of the Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets believes that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. This opinion letter should be read in its entirety.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Approach to Fairness

BMO Capital Markets performed various analyses in connection with rendering the Opinion. In arriving at our conclusion, we did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgments on the basis of our experience in rendering such opinions and on the Information presented as a whole.

In considering the fairness of the Consideration to be received by the Shareholders pursuant to the Arrangement, from a financial point of view, BMO Capital Markets compared the Consideration to a range of exchange ratios implied by each of the methodologies described below. To determine a range of exchange ratios, we considered the following methodologies for each of the Company and the Acquiror: (i) a discounted cash flow (“DCF”) analysis on a sum-of-the-parts basis; (ii) selected financial multiples, to the extent publicly available, of selected precedent transactions; (iii) selected financial multiples of selected comparable companies whose securities are publicly traded; and (iv) such other factors and analyses as we considered appropriate.

Discounted Cash Flow Analysis

The DCF analysis is a calculation of the present value of the Company’s and the Acquiror’s projected future cash flows to determine a range of values for the shares of each respective company, on a sum-of-the-parts basis. The DCF analysis involved estimating annual net cash flows for each year of the projection period, and discounting them at discount rates that BMO Capital Markets determined reasonable in the circumstances. A terminal value was also calculated by applying a growth rate in perpetuity that BMO Capital Markets determined reasonable in the circumstances to each respective company’s net cash flows with the resulting terminal value being discounted at the same discount rates used for the annual net cash flows. As part of the DCF analysis, BMO Capital Markets performed sensitivity analyses on the key factors considered to be primary drivers of the DCF analysis.

Precedent Transactions Analysis

BMO Capital Markets reviewed publicly available information for selected transactions involving publicly listed entities we considered relevant and applied a range of Enterprise Value (“EV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples considered appropriate in the circumstances to the Company’s and the Acquiror’s last twelve months EBITDA, to obtain a range of values for the shares of each respective company.

Comparable Company Trading Analysis

BMO Capital Markets reviewed publicly available information for selected publicly listed entities we considered relevant and applied a range of EV to EBITDA multiples considered appropriate in the circumstances to the Company’s and the Acquiror’s projected 2020 EBITDA to obtain a range of values for the shares of each respective company.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours truly,

BMO Nesbitt Burns Inc.

Appendix F

 Dissent Rights (Section 185 of the OBCA)

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

Note: On a day to be named by proclamation of the Lieutenant Governor, subsection 185 (1) of the Act is amended by striking out “or” at the end of clause (d) and by adding the following clauses: (See: 2017, c. 20, Sched. 6, s. 24)

(d.1) be continued under the Co-operative Corporations Act under section 181.1;

(d.2) be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.  R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).  R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.  2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.  R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.  R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.  R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).  R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.  R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.  R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.  R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.  R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.  R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).  R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii) to be sent the notice referred to in subsection 54 (3).  2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3).  2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.  R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.  R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.  R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).  R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.  R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.  R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.  R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).  R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.  R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.  R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.  R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.  1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.  1994, c. 27, s. 71 (24).

Appendix G

Interim Order

(see attached)

Court File No. CV-20-00637848-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE	)	FRIDAY, THE 13TH
)
JUSTICE CONWAY	)	DAY OF MARCH, 2020

IN THE MATTER OF BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THE STARS GROUP INC. AND FLUTTER ENTERTAINMENT PLC

INTERIM ORDER

THIS MOTION, made by the Applicant, The Stars Group Inc. (“TSGI”) for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on March 11, 2020, the affidavit of Divyesh (Dave) Gadhia sworn March 11, 2020 (the “Affidavit”), including the Plan of Arrangement, which is attached as Appendix B to TSGI’s draft management information circular (the “Circular”), which is attached as Exhibit “A” to the Affidavit, and on hearing the submissions of the lawyers for TSGI and Flutter Entertainment plc (“Flutter”).

AND ON BEING ADVISED that Flutter intends to rely on an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof, with respect to the securities of Flutter to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement.

Definitions

1.       THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.       THIS COURT ORDERS that TSGI is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders of common shares (the “Shares”) in the capital of TSGI (the “Shareholders”), to be held at such venue (including a virtual meeting or hybrid meeting whereby, Shareholders may join virtually) as determined by TSGI and communicated to Shareholders pursuant to paragraph 11 herein, on April 21, 2020, at 10:00 a.m. (Toronto time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3.       THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”) and the articles and by-laws of TSGI, subject to what is provided hereafter and subject to further order of this Court.

4.       THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be the close of business (Toronto time) on March 13, 2020.

5.       THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)       the Shareholders or their respective proxyholders;

(b)       the officers, directors, auditors and advisors of TSGI

(c)       representatives and advisors of Flutter; and

(d)       other persons who may receive the permission of the Chair of the Meeting.

6.       THIS COURT ORDERS that TSGI may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7.       THIS COURT ORDERS that the Chair of the Meeting shall be determined by TSGI and that the quorum at the Meeting shall be not less than two Shareholders present in person, or represented by proxy, at the opening of the Meeting, and holding or representing at least 25% of the Shares entitled to be voted at the Meeting.

Amendments to the Arrangement and Plan of Arrangement

8.       THIS COURT ORDERS that TSGI is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, provided same are: (i) to correct clerical errors, (ii) would not, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote, or (iii) are authorized by subsequent Court order, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

9.       THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement are made after initial notice is provided as contemplated in paragraph 8 above, which would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by e-mail, press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as TSGI may determine.

Amendments to the Circular

10.       THIS COURT ORDERS that TSGI is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments, Postponements and Change of Venue

11.     THIS COURT ORDERS that TSGI, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn, postpone or change the venue (including holding a virtual meeting or hybrid meeting whereby Shareholders may join virtually) of the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment, postponement, or change of venue (including holding a virtual meeting or hybrid meeting whereby Shareholders may join virtually), and notice of any such adjournment, postponement or change of venue (including holding a virtual meeting or hybrid meeting whereby Shareholders may join virtually) shall be given by such method as TSGI may determine is appropriate in the circumstances (including by issuance of a press release if it so determines). This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments, postponements or changes of venue (including holding a virtual meeting or hybrid meeting whereby Shareholders may join virtually).

Notice of Meeting

12.       THIS COURT ORDERS that, in order to effect notice of the Meeting, TSGI shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as TSGI may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

(a)	the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)	by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of TSGI, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to TSGI;

(ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii)	by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of TSGI, who requests such transmission in writing, and if required by TSGI, who is prepared to pay the charges for such transmission;

(b)	the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer; and

(c)	the respective directors and auditors of TSGI, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.       THIS COURT ORDERS that TSGI is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by TSGI to be necessary or desirable (collectively, the “Court Materials”) to holders of outstanding options to purchase Shares (“Options”), holders of Deferred Share Units of TSGI (“DSUs”), holders of Restricted Share Units of TSGI (“RSUs”) and holders of Performance Share Units of TSGI (“PSUs”) by any method permitted for notice to Shareholders as set forth in subparagraphs 12(a) or 12(b), above, or by e-mail or other electronic transmission, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of TSGI or its registrar and transfer agent at the close of business on the Record Date.

14.       THIS COURT ORDERS that accidental failure or omission by TSGI to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by the Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of TSGI, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of TSGI, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.       THIS COURT ORDERS that TSGI is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as TSGI may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by e-mail press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as TSGI may determine.

16.       THIS COURT ORDERS that distribution of the Meeting Materials and the Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17.       THIS COURT ORDERS that TSGI is authorized to use the letter of transmittal and form of proxy substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as TSGI may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. TSGI is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. TSGI may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if TSGI deems it advisable to do so.

18.       THIS COURT ORDERS that registered Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4)(a) of the OBCA must be deposited: (a) at the registered office of TSGI or its registrar and transfer agent as set out in the Circular at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or (b) with the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

Voting

19.       THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Forms of proxy that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.       THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be approved, with or without variation, at the Meeting by an affirmative vote of at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. Such votes shall be sufficient to authorize TSGI to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Court.

21.       THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting TSGI (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held.

Dissent Rights

22.       THIS COURT ORDERS that each registered Shareholder who holds Shares as of the close of business on the Record Date shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any registered Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to TSGI in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by TSGI not later than 5:00 p.m. (Toronto time) on the Business Day that is two (2) Business Days prior to the Meeting or, in the event that the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Ontario) before the adjourned meeting is reconvened or the postponed meeting is convened, and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Court.

23.       THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i)	is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to TSGI in consideration for a payment of cash from TSGI equal to such fair value; or

ii)	is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall TSGI, Flutter or any other person be required to recognize such Shareholders as holders of Shares at or after the date upon which the Arrangement becomes effective, and the names of such Shareholders shall be deleted from TSGI’s register of holders of Shares at that time and such Shares shall be automatically cancelled as of the Effective Time.

Hearing of Application for Approval of the Arrangement

24.       THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, TSGI may apply to this Court for final approval of the Arrangement.

25.       THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 26.

26.       THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for TSGI, with a copy to counsel for Flutter, as soon as reasonably practicable and, in any event, no less than four (4) business days before the hearing of this Application at the following addresses:

BLAKE, CASSELS & GRAYDON LLP

Barristers and Solicitors

199 Bay Street, Suite 4000

Commerce Court West

Toronto, ON M5L 1A9

Attention: Ryan A. Morris/Liam Kelley

Lawyers for TSGI

STIKEMAN ELLIOTT LLP

Barristers and Solicitors

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention: Alexander Rose/Zev Smith

Lawyers for Flutter

27.       THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a)	TSGI;

(b)	Flutter; and

(c)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

28.       THIS COURT ORDERS that any materials to be filed by TSGI in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

29.       THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 26 shall be entitled to be given notice of the adjourned date.

Service and Notice

30.       THIS COURT ORDERS that TSGI and its counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to TSGI’s Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

31.       THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, Options, RSUs, PSUs, DSUs, or the articles or by-laws of TSGI, this Interim Order shall govern.

Extra-Territorial Assistance

32.       THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory, or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

33.       THIS COURT ORDERS that TSGI shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

ENTERED AT / INSCRIT A TORONTO
ON/BOOK NO:
LE / DANS LE REGISTRE NO:
MAR 13 2020

PER / PAR:

Court File No: CV-20-00637848-00CL

IN THE MATTER OF BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THE STARS GROUP INC. AND FLUTTER ENTERTAINMENT PLC

ONTARIO
SUPERIOR COURT OF JUSTICE -
COMMERCIAL LIST

Proceeding commenced at Toronto

INTERIM ORDER

BLAKE, CASSELS & GRAYDON LLP
Barristers & Solicitors
199 Bay Street, Ste. 4000
Commerce Court West
Toronto, Ontario M5L 1A9

Ryan A. Morris LSO# 50831C
Tel: (416) 863-2176

Liam Kelley LSO# 74035J
Tel: (416) 863-3272
Fax:(416) 863-2653

Lawyers for the Applicant

Appendix H
Notice of Application for Final Order

(see attached)

Court File No. CV-20-00637848-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, CHAP. B.16, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING THE STARS GROUP INC. AND FLUTTER ENTERTAINMENT PLC

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicants appears on the following page.

THIS APPLICATION will come on for a hearing on April 28, 2020 at 10:00 a.m., via conference call at 1-855-318-4202; access code 3083014.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer, or where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 4 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

DATE:	March 11, 2020	Issued by:
Anita Stanojevic
Registrar, Superior Court of Justice
(Registry Officer)

Address of local office:

330 University Avenue
9th Floor As.
Toronto, Ontario
M5G 1R7

TO:	All Holders of Common Shares in the capital of The Stars Group Inc.

AND TO:	All Holders of Options to purchase Common Shares in the capital of The Stars Group Inc.

AND TO:	All Holders of Deferred Share Units of The Stars Group Inc.

AND TO:	All Holders of Restricted Share Units of The Stars Group Inc.

AND TO:	All Holders of Performance Share Units of The Stars Group Inc.

AND TO:	The Directors of The Stars Group Inc.

AND TO:	The Auditor for The Stars Group Inc.

AND TO:	STIKEMAN ELLIOTT LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B)

Alexander D. Rose LSO# 49415P
arose@stikeman.com
Tel: (416) 869-5261

Zev Smith LSO# 70756R
zsmith@stikeman.com
Tel: (416) 869-5260
Fax: (416) 947-0866

APPLICATION

1.	The Applicant, The Stars Group Inc. (“TSGI”), makes application for:

(a)	an order pursuant to section 182 of the Ontario Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), approving a Plan of Arrangement (the “Arrangement”) proposed by the Applicant and described in the TSGI Management Information Circular (the “Circular”) which Circular will be attached as an exhibit to the affidavit to be filed in support of this Application, and which will result in, among other things, the acquisition of all of the outstanding common shares in the capital of TSGI (the “Shares”) by Flutter Entertainment plc (“Flutter”);

(b)	an interim order for the advice and directions of this Court pursuant to subsection 182(5) of the OBCA with respect to the Arrangement and this Application (the “Interim Order”);

(c)	an order abridging the time for the service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

(d)	such further and other relief as this Court may deem just.

2.	The grounds for the Application are:

(a)	TSGI is an Ontario corporation that is a global leader in the online and mobile gaming and interactive entertainment industries across its online real- and play-money poker, gaming and betting product offerings. The Shares are listed and traded on the Toronto Stock Exchange under the symbol “TSGI” and on NASDAQ under the symbol “TSG”;

(b)	Flutter is a global sports betting, gaming and entertainment provider. Flutter is a public limited company existing under the laws of Ireland. The ordinary shares of Flutter (“Flutter Shares”) are listed for trading on the London Stock Exchange’s main market for listed securities with a secondary listing on the Euronext Dublin Market, under the symbol “FLTR”;

(c)	pursuant to the Arrangement, among other things:

(i)	Flutter will acquire all of the Shares, other than those held by Flutter or a dissenting shareholder who has validly exercised dissent rights, in exchange for 0.2253 of a Flutter Share for each Share, provided that where the aggregate number of Flutter Shares to be delivered to a holder of Shares as consideration under the Plan of Arrangement would result in a fraction of a Flutter Share being deliverable, the number of Flutter Shares to be received by such holder of Shares shall be rounded down to the nearest whole Flutter Share (provided that such fractions of Flutter Shares will be aggregated and sold in the market and the net proceeds of such sale (after deduction of all expenses and commissions incurred in connection with the sale) will be paid in due proportions to former holders of Shares who would otherwise have been entitled to such fractions, save that individual entitlements to amounts of less than £5.00 will be retained for the benefit of Flutter), less any applicable withholdings;

(ii)	each outstanding option to purchase Shares shall be exchanged for an option to purchase from Flutter such number of Flutter Shares and at an exercise price as determined by the exchange ratio set out in the Plan of Arrangement; and

(iii)	each Stars Equity Award (as defined in the Circular) shall continue on the same terms and conditions (as may be modified in accordance with the Arrangement Agreement) except that the terms shall be amended so as to substitute for the Shares subject to such Stars Equity Award the number of Flutter Shares determined by the exchange ratio set out in the Plan of Arrangement;

(d)	the Arrangement is an “arrangement” within the meaning of subsection 182(1) of the OBCA;

(e)	all statutory requirements for an arrangement under the OBCA either have been fulfilled or will be fulfilled by the date of the return of this Application;

(f)	the directions set out and the approvals required pursuant to any Interim Order this Court may grant have been followed and obtained, or will be followed and obtained by the return date of this Application;

(g)	the Arrangement is put forward in good faith for a bona fide business purpose, and has a material connection to the Toronto Region;

(h)	the Arrangement is fair and reasonable and it is appropriate for this Court to approve the Arrangement;

(i)	the Arrangement will be undertaken in reliance upon section 3(a)(10) of the United States Securities Act of 1933, as amended (the “US Securities Act”) which exempts from registration under the US Securities Act those securities which are issued in exchange for bona fide outstanding securities where the terms and conditions of such issuance and exchange are approved after a hearing by a court upon the substantive and procedural fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in exchange shall have the right to appear;

(j)	section 182 of the OBCA;

(k)	National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer;

(1)	rules 3.02(1), 14.05(2), 16.04(1), 16.08, 17.02, 37 and 38 of the Rules of Civil Procedure; and

(m)	such further and other grounds as counsel may advise and this Court may permit.

3.	The following documentary evidence will be used at the hearing of the Application:

(a)	such Interim Order as may be granted by this Court;

(b)	the affidavit of Divyesh (Dave) Gadhi, to be sworn, and the exhibits thereto;

(c)	such further affidavit(s) on behalf of the Applicant reporting as to the compliance with any Interim Order of this Court and as to the result of any meetings ordered by any Interim Order of this Court; and

(d)	such further and other material as counsel may advise and this Court may permit.

4.	This Notice of Application will be sent to all registered holders of Shares and holders of Stars Equity Awards at the address of each holder as shown on the books and records of TSGI or as this Court may direct in the Interim Order, pursuant to rule 17.02(n) of the Rules of Civil Procedure in the case of those holders whose addresses, as they appear on the books and records of TSGI, are outside Ontario.

DATE:	March 11, 2020	BLAKE, CASSELS & GRAYDON LLP
Barristers and Solicitors
199 Bay Street
Suite 4000, Commerce Court West
Toronto, ON M5L 1A9

Ryan A. Morris LSO# 50831C
ryan.morris@blakes.com
Tel: (416) 863-2176

Liam Kelley LSO# 74035J
Tel: (416) 863-3272
Fax: (416) 863-2653

Lawyers for the Applicant

Court File No: CV-20-00637848-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE ONTARIO BUSINESS CORPORATIONS ACT, R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THE STARS GROUP INC. AND FLUTTER ENTERTAINMENT PLC

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)
Proceeding Commenced at Toronto

NOTICE OF APPLICATION

BLAKE, CASSELS & GRAYDON LLP
Barristers and Solicitors
199 Bay Street, Ste. 4000
Commerce Court West
Toronto, ON M5L 1A9

Ryan A. Morris LSO# 50831C
ryan.morris@blakes.com
Tel: (416) 863-2176

Liam Kelley LSO# 74035J
liam.kelley@blakes.com
Tel: (416) 863-3272
Fax: (416) 863-2653

Lawyers for the Applicant

Appendix I
Regulatory Approvals

Merger Control

Australia

One of the following is satisfied:

i.        Flutter having received notice in writing from the Australian Competition and Consumer Commission (“ACCC”) to the effect that the ACCC does not propose to intervene in or seek to prevent the Arrangement pursuant to section 50 of the Australian Competition and Consumer Act 2010 (and irrespective of whether or not the ACCC states to the effect that it reserves its position whether to oppose the proposed acquisition if it becomes aware of other material information), such notice being on terms reasonably satisfactory to the Parties; or

ii.       Flutter having been granted clearance or authorisation for the Arrangement by the ACCC under Part VII, Division 1 of the Australian Competition and Consumer Act 2010 (such clearance or authorisation being on terms reasonably satisfactory to the Parties), and no application for review of such clearance or authorisation having been made within the period prescribed by such Act.; or

iii.      the Federal Court of Australia declares or makes orders to the effect that the Arrangement will not contravene section 50 of the CCA.

European jurisdictions

Subject to paragraph 4 below, the Arrangement shall be deemed approved if, in connection with each of the European jurisdictions in 1, 2 and 3 below, the following have been satisfied.

1. United Kingdom

Subject to paragraph 4 below, after notification of the Arrangement to the Competition and Markets Authority in the United Kingdom (the “CMA”):

i.        the CMA confirming on terms reasonably satisfactory to the Parties that there will not be a reference under sections 22 or 33 of the UK Enterprise Act 2002 (the “EA 2002”) of the Arrangement or any matters arising therefrom to the chair of the CMA for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013 (a “CMA Phase 2 Reference”); or

ii.       following a CMA Phase 2 Reference, the CMA finding that the Arrangement is not expected to result in a substantial lessening of competition (“SLC”) within any market or markets in the United Kingdom for goods or services; or

iii.      following a CMA Phase 2 Reference, the CMA finding that the Arrangement has or may be expected to result in an SLC but that no action should be taken by itself or others to remedy, mitigate or prevent such outcome, or that it will seek undertakings and the Parties agreeing to give such undertakings on terms reasonably satisfactory to the Parties or that it will make such an order under section 84 on terms reasonably satisfactory to the Parties and, in each case, all conditions contained in such decision, undertakings or order necessary to allow closing of the Arrangement having been satisfied or complied with; or

iv.      the period within which the CMA is required by sections 38 and 39 of the EA 2002 to publish a report having expired without such a report being published, such that the reference is finally determined, within the meaning of section 79 of the EA 2002.

2. Ireland

Subject to paragraph 4 below, either:

i.        the Irish Competition and Consumer Protection Commission shall have determined, pursuant to Section 21 or Section 22 of the Irish Competition Act 2002, as amended (the “Irish Competition Act”) that the Arrangement may be put into effect on terms reasonably satisfactory to the Parties; or

ii.       any applicable waiting period under Section 19 or Section 21 of the Irish Competition Act shall have expired such that the Arrangement may be put into effect without breaching Section 19 of the Irish Competition Act.

3. Other European jurisdictions

Subject to paragraph 4 below, the relevant national competition authority in each of the following jurisdictions:

1.      Austria;

2.      Bulgaria;

3.      Germany;

4.      Malta;

5.      Romania; and

6.      Spain,

i.       notifies the Parties that it lacks jurisdiction over the Arrangement; or

ii.      issues a clearance decision, whether following an initial first phase review or following an in-depth second phase review, or is deemed, under applicable Laws, to the satisfaction of the Parties (acting reasonably), to have granted such clearance.

4. European Commission

To the extent that the European Commission has jurisdiction, the European Commission issues a decision under Article 6(1)(b), 6(2), 8(1) or 8(2) of the Merger Regulation (or is deemed to have done so under Article 10(6)) applicable to that European jurisdiction.

For the avoidance of doubt, this approval shall not apply to the United Kingdom in the event that the United Kingdom’s withdrawal from the European Union results in the European Commission not having exclusive competence to review the Arrangement in the United Kingdom (in this case, approval of the transaction by the CMA in the manner described above will be required).

United States

All of the following are satisfied:

i.        the applicable waiting period (and any extension thereof) applicable to the consummation of the Arrangement under the HSR Act and any agreement with a relevant Governmental Entity not to consummate the Arrangement shall have expired or been terminated;

ii.       there shall not be instituted, threatened, or pending any suit, action or proceeding by the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice under any U.S. antitrust law or instituted, threatened, or pending any suit, action or proceeding by the attorney general of any state of the United States under the antitrust or consumer protection laws of any state in the United States challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to prohibit, or impair the consummation of the Arrangement or any of the other transactions contemplated hereby; and

iii.      no decision, judgment or order shall have been entered by a court or administrative body of competent jurisdiction prohibiting the Arrangement.

Foreign Investment

Foreign Investment Review Board (FIRB) Australia

The Treasurer of the Commonwealth of Australia has either:

i.        Provided written notice that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Cth) to the Arrangement, with the notice of no objection being either unconditional or subject only to conditions which are reasonably acceptable to the Parties; or

ii.       become precluded from exercising any power to make an order under the Foreign Acquisitions and Takeovers Act 1975 (Cth) in relation to the Arrangement.

The Parties acknowledge and agree that the Standard Tax Conditions and FIRB Data Conditions are reasonable and acceptable to it if they are included in any “no objections” notification under the Foreign Acquisitions and Takeovers Act 1975 (Cth) contemplated by this Appendix I.

Investment Canada Act

The Minister of Innovation, Science and Economic Development shall have advised Flutter in writing that he is satisfied or is deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of “net benefit to Canada” and such approval has not been modified or withdrawn.

Appendix J
Information Concerning the Stars Group

Overview

The Stars Group is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings. The Stars Group’s primary business and source of revenue is its online gaming and betting business. This currently consists of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014, the operations of Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, “Sky Betting & Gaming” or “SBG”), which it acquired in July 2018 (the “SBG Acquisition”), and the operations of TSG Australia Pty Ltd and its subsidiaries and affiliates (collectively, “BetEasy”), which it acquired an 80% equity interest in between February 2018 and April 2018, and announced in December 2019 that it has agreed to acquire the remaining 20% interest (BetEasy acquired what was formally the William Hill Australia business in April 2018) (collectively, the “Australian Acquisitions” and together with the SBG Acquisition, the “Acquisitions”). Stars Interactive Group is headquartered in the Isle of Man and Malta and operates globally; SBG is headquartered in and primarily operates in the United Kingdom; and BetEasy is headquartered in and primarily operates in Australia.

Through these businesses, The Stars Group owns and operates gaming and related interactive entertainment businesses, such as online real-money betting (also sometimes known as sportsbook), casino and poker and play-money poker, casino and sports prediction games, which are delivered through mobile, including iOS and Android, web and desktop applications. The Stars Group offers these products and others directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars (soon to be PokerStars Sports), Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour and Asia Pacific Poker Tour. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 23 jurisdictions throughout the world, including in Europe, Australia and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

The Stars Group has a customer-centric focus, which extends into its rewards and loyalty programs and initiatives. Understanding how to reward loyal customers and creating appropriate product offerings is critical to ensure a healthy product ecosystem. The Stars Group has made, and may continue to make, changes to its pricing and incentives to ensure that they align with its objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. Examples of The Stars Group’s innovative approach to player loyalty and rewards can be found across its offerings with the Stars Rewards program, Sky Bet Club and My Rewards in its international, United Kingdom and Australian business segments, respectively, which reward players with personalized promotions to enhance the player experience.

The Stars Group’s growth and innovation plans in its online gaming and betting business are supported by its technology strategy. Management believes that The Stars Group’s proprietary technology is highly scalable, customizable and resilient, and employs a variety of security and data integrity practices. Most elements of The Stars Group’s betting and gaming technology are proprietary and controlled in-house, with selected use of third-party technology providers for certain elements. The Stars Group’s robust and scalable proprietary technological ecosystem, such as its player account management system and suite of software products, allows it to operate in dozens of countries around the world, supporting approximately 30 languages and five currencies. Since inception, The Stars Group has invested significantly in its technology infrastructure to provide what it believes is a positive and enjoyable experience for its customers. This investment is focused on providing appealing product offerings to its customers, both in terms of the quality of the offerings and the user experience, and also with respect to data security and integrity across its offerings. The Stars Group dedicates nearly all its R&D investments to its online gaming business, which seeks to provide broad market applications for product offerings derived from its technology base, and it expects to continue investing significantly in R&D in an effort to constantly improve customer experience and engagement. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be appropriate practices and systems with respect to various aspects of its technology infrastructure, including information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, loyalty programs, rebates and rewards (i.e., incentives).

The Stars Group views the safety and welfare of its customers as critical to its business and has made appropriate investments into people and processes to identify and protect vulnerable customers. Accordingly, The Stars Group is committed to effective and useful responsible gaming practices and seeks to provide its customers with the resources and services required to play responsibly, including through a dedicated responsible gaming staff. These practices, resources and services include deposit limits, table and game play limits, voluntary restrictions on access to and use of certain games, temporary self-exclusion and cooling off periods, voluntary permanent exclusions from The Stars Group’s offerings, sites and applications and, where relevant, activity monitoring, including through the use of indicator reports and data science technology. The Stars Group has also partnered with various responsible gaming organizations that conduct research and offer education and direct counseling for players. These organizations include Adictel in France, GamCare and GambleAware in the UK, the National Council on Problem Gambling in the United States and GamblingTherapy.org worldwide. The Stars Group also promotes its responsible gaming tools, resources and initiatives on its websites and platforms and through other channels.

As it relates to the recent COVID-19 pandemic, the continued and prolonged cancellation or postponement of, or disruption to, sporting events, or the perception of the continued and prolonged effects of COVID-19, is expected to have a material adverse impact on The Stars Group’s ability to generate revenue from betting on sporting events, and could have a material adverse impact on the operations of The Stars Group or the operations of third-party providers and other suppliers on whom The Stars Group depends, and, if there is such an impact, The Stars Group would be required to change or adjust its operational and related plans for 2020 and beyond. The outbreak has so far resulted in the cancellation of some large-scale events and sporting seasons, including in the sports industry, and additional actions may be taken to try to halt or mitigate the outbreak. A prolonged cessation of sporting events could have a material impact on the carrying value of The Stars Group’s goodwill and intangible assets. The Stars Group also believes there is a risk that customer behavior could change the longer the COVID-19 situation continues, including participation in its poker and gaming product offerings, as a result of a possible significant economic downturn or otherwise. In addition, the coronavirus may result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could materially affect demand for The Stars Group’s product offerings overall. At this point, management is assessing the extent to which the coronavirus may impact The Stars Group’s results, goodwill and intangible assets, but it cannot quantify the potential impact at this time. Notwithstanding, while it remains difficult to predict the scope, timing and length of the impact of the COVID-19 pandemic, The Stars Group’s material business is online-only with a global geographic reach and a majority of revenues (62% in 2019) generated from online poker and gaming. To date, The Stars Group has successfully deployed its business continuity plans, with all relevant systems currently performing well. As at December 31, 2019, The Stars Group had cash and cash equivalents of $321 million, and subsequently prepaid $100 million of its USD first lien term loan in February. In addition, The Stars Group has access to its first lien revolving facility, among other potential sources of liquidity, that together with its current cash and cash equivalents, provides The Stars Group approximately $1 billion of liquidity.

Additional information regarding The Stars Group is included in documents incorporated by reference into this Information Circular. See “Appendix J – Information Concerning the Stars Group – Documents Incorporated by Reference”.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from Secretary of The Stars Group Inc. at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3, and are also available electronically at www.sedar.com and www.sec.gov. The Star Group’s filings through SEDAR and EDGAR are not incorporated by reference in this Information Circular except as specifically set out herein.

The following documents, filed or furnished by The Stars Group with the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1)	The Stars Group’s annual information form dated February 27, 2020 for the year ended December 31, 2019;

2)	The Stars Group’s audited consolidated annual financial statements for the years ended December 31, 2019 and 2018, together with the notes thereto and the report of the independent registered public accounting firm thereon;

3)	The Stars Group’s management’s discussion and analysis for the year ended December 31, 2019; and

4)	The Stars Group’s management information circular dated April 12, 2019 prepared in connection with The Stars Group’s annual meeting of shareholders held on May 15, 2019.

Any statement contained in this Information Circular or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Information Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Information Circular.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of The Stars Group, filed by The Stars Group with securities commissions or similar authorities in Canada after the date of this Information Circular, shall be deemed to be incorporated by reference into this Information Circular. In addition, all documents filed on Form 6-K or Form 40-F by The Stars Group with the SEC on or after the date of this Information Circular shall be deemed to be incorporated by reference into this Information Circular, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to The Stars Group and readers should review all information contained in this Information Circular and the documents incorporated or deemed to be incorporated by reference herein.

Trading Price and Volume

The Common Shares currently trade on TSX and NASDAQ under the symbols “TSGI” and “TSG”, respectively. As of the date of this Information Circular, only the Common Shares are publicly traded.

The following table sets out the high and low prices and total trading volume of the Common Shares as reported by TSX and NASDAQ for each month from March 2019 through March 25, 2020.

	Common Shares – TSX			Common Shares – NASDAQ
	Price Range (CDN$)			Price Range (US$)
Month	High	Low	Total Volume	High	Low	Total Volume
March 2020 (through March 25, 2020)	31.94	17.61	19,072,820	23.86	12.18	53,876,790
February 2020	33.59	29.81	8,019,981	25.40	22.32	37,433,969
January 2020	34.45	31.58	6,811,265	26.54	23.86	27,431,730
December 2019	33.95	31.75	7,688,327	26.09	24.00	28,579,064
November 2019	32.48	28.33	11,415,011	24.29	21.46	31,365,536
October 2019	29.11	25.87	39,450,072	21.76	15.31	159,701,068
September 2019	21.84	19.83	15,839,843	16.46	14.98	36,922,579
August 2019	21.12	17.18	25,303,732	15.98	12.98	61,412,557
July 2019	22.17	20.54	12,066,018	17.10	15.55	32,970,764
June 2019	22.35	20.89	14,617,710	17.07	16.14	39,688,424
May 2019	27.07	22.05	29,953,656	20.11	16.32	79,109,915
April 2019	26.06	24.00	13,770,565	19.54	17.98	37,067,556
March 2019	24.62	20.90	17,940,742	18.43	15.71	64,374,050

Prior Sales of Securities

The following table summarizes the Common Shares or securities convertible or exchangeable into Common Shares that The Stars Group issued from March 2019 through March 25, 2020:

Date of Issue	Securities	Total Number of Securities	Price per Security
Between March 1, 2019 and March 25, 2020	Common Shares(1)	1,295,335	US$	16.25	(2)
April 8, 2019	Common Shares(3)	56,335	US$	18.68
May 9, 2019	Common Shares(4)	14,352,331	US$	16.44	(4)
May 17, 2019	Deferred Share Units(5)	29,500		-
May 17, 2019	Restricted Share Units(5)	638,000		-
May 17, 2019	Performance Share Units(5)	1,420,100		-
May 23, 2019	Restricted Share Units(5)	33,135		-
May 23, 2019	Deferred Share Units(5)	28,520		-
September 16, 2019	Common Shares(3)	36,890	US$	16.46
November 15, 2019	Deferred Share Units(5)	7,605		-
November 15, 2019	Restricted Share Units(5)	22,238		-
November 15, 2019	Performance Share Units(5)	17,200		-
December 6, 2019	Common Shares (6)	215,332	US$	24.14

Notes:
(1) Common Shares issued on the exercise of stock options issued under The Stars Group’s stock option plan.

(2) Weighted average exercise price.

(3) Common Share issued in connection with the settlement of equity-based awards issued under The Stars Group’s equity incentive plan.

(4) Concurrent with the entering into of the FOX Bet Agreements (as defined below), FOX acquired 14,352,331 newly issued Common Shares at a price of US$16.44 per share, the prevailing market price leading up to the commencement of exclusive negotiations. The Stars Group is party to a commercial agreement (the “FOX Bet Commercial Agreement”) and a trademark and brand licence agreement (the “FOX Bet Trademark Agreement”), each dated May 8, 2019, with FSG Services LLC (a wholly-owned subsidiary of FOX Sports), FOX Sports 1 LLC and TSG Interactive Services Limited and TSG Interactive Services Limited is party to a forward subscription and contribution agreement dated May 8, 2019 (the “FOX Bet Subscription Agreement”) with FSG Services LLC. The FOX Bet Commercial Agreement, FOX Bet Trademark Agreement and the FOX Bet Subscription Agreement (collectively, the “FOX Bet Agreements”) govern the ownership and operation of FOX Bet, The Stars Group’s national media and sports wagering partnership in the United States.

(5) Equity-based awards issued under the Company’s equity incentive plan.

(6) Common Shares issued to Eldorado Resorts, Inc. (“Eldorado”) following the exercise of an option by The Stars Group under an agreement entered into with Eldorado dated November 26, 2018 which, among other things, grants The Stars Group an option to operate online betting and gaming in certain states in the United States where Eldorado currently or in the future owns or operates casino properties.

Dividends

The Stars Group has never declared or paid any dividend or any other distribution. The Stars Group does not currently intend to retain any future earnings to fund the development and growth of our business and does not currently anticipate paying any dividend or distribution in the foreseeable future. Any future determination to pay dividends or distributions will be at the discretion of the board of directors of The Stars Group and will depend upon many factors, including, without limitation, The Stars Group’s results of operations, capital requirements and other factors as the board may deem relevant, as well as any restrictions under its articles or applicable Law.

Principal Securityholders

See “Voting Information and General Proxy Matters – Voting Securities and Principal Holders Thereof” in the Information Circular.

Appendix K

Information Concerning Flutter

(see attached)

Information Concerning Flutter

The following information about Flutter Entertainment plc (“Flutter”, together with its Subsidiaries, the “Flutter Group”) should be read in conjunction with the 2019 Annual Report of Flutter for the year ended December 31, 2019 dated February 26, 2020 (the “2019 Annual Report of Flutter”) incorporated by reference into this Appendix K and the information concerning Flutter appearing elsewhere in the management information circular (the “Information Circular”) of The Stars Group Inc. (“The Stars Group”) to which this Appendix K is attached. Capitalized terms used but not otherwise defined in this Appendix K shall have the meanings ascribed to them in the Information Circular.

Except as otherwise indicated, the information presented in this Appendix K is as of March 25, 2020.

CORPORATE STRUCTURE

Flutter Entertainment plc

Flutter is incorporated and registered in Ireland, existing under the Companies Act 2014 of Ireland (the “Companies Act”). Flutter’s legal entity identifier is 635400EG4YIJLJMZJ782. The registered office of Flutter is Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, D04 V97Z, Ireland.

Brief History

Flutter was originally incorporated and registered in Ireland as a private limited company on April 8, 1958 with registered number 16956 under the name Corcoran’s Management Limited.

Paddy Power plc (“Paddy Power”) was then formed in 1988 through the merger of three independent bookmakers, including Corcoran’s Management Limited. Paddy Power re-registered as a public limited company on November 15, 2000 and, in December, 2000, it listed on the Irish Stock Exchange and the LSE and launched its website, paddypower.com. In 2002, Paddy Power opened its first betting shop in the UK. Between 2004 and 2006, Paddy Power launched its e-gaming platform via paddypowergames.com, paddypowercasino.com, paddypowerpoker.com and paddypowerbingo.com. In 2009, Paddy Power entered the Australian market through the acquisitions of Sportsbet Pty Limited (“Sportsbet”) and International All Sports Limited and, in 2010, the Paddy Power group became the first online bookmaker to launch a mobile application.

Flutter as it currently exists was formed following the 2016 merger of two listed companies: Paddy Power and Betfair Group plc (“Betfair”), combining two highly complementary businesses to create one of the largest online betting and gaming operators in the world based on revenue. Paddy Power Betfair changed its name to Flutter Entertainment public limited company on May 27, 2019.

Intercorporate Relationships

The following chart shows Flutter and its current material Subsidiaries as at March 25, 2020:

Flutter Entertainment PLC (Ireland)
Power Leisure Bookmakers Limited (England and Wales)
Paddy Power Holdings Limited (Isle of Man)
PPB Financing Unlimited Company (Ireland)
Betfair Group Limited (England and Wales)
D. McGranaghan Limited (Northern Ireland)
PPB GE Limited (Ireland)
Betfair Holding (Malta) Ltd. (Malta)
Paddy Power Australia Pty Limited (Australia)
Sportsbet Pty Limited (Australia)
Betfair Casino Ltd. (Malta)
PPB Counterparty Services Ltd. (Malta)
PPB Entertainment Ltd. (Malta)
PPB Games Ltd. (Malta)
Polco Ltd. (Malta)
Tradefair Spreads Ltd.(1) (England and Wales)
Betfair Limited (England and Wales)
Betfair International Plc (Malta)
TSE Malta LP (Gibraltor)
TSE Holdings Ltd. (England and Wales)
TSE Data Processing Limited (Ireland)
TSED Unipersonal LDA (Portugal
Betfair Romania Development S.R.L. (Romania)
Fanduel Group Parent LLC(3) (United States)
Atlas Holdings LLC (Georgia)
Fanduel Group, Inc.(3) (United States)
Atlas LLC(2) (Georgia)
Aviator LLC (Georgia)(2)
FanDuel Limited(3) (Scotland)
Betfair Interactive US LLC(3) (United States)
FanDuel Inc.(3) (United States)
HRTV, LLC(3) (United States)
ODS Technologies LP. Trading as TVG Network(3) (United States)
Betfair US LLC(3) (United States)

* All Subsidiaries of Flutter are 100% owned by Flutter unless otherwise stated. Included in brackets, the country of incorporation for each entity.

Notes:

(1)	99.8% equity interest at December 31, 2019.
(2)	51% equity interest at December 31, 2019.
(3)	57.81% equity interest at December 31, 2019.

BUSINESS OF THE Flutter GROUP

Business Overview

Flutter is a highly diversified global online-led sports betting and gaming operator with over 7 million active customers globally. Flutter owns and operates a portfolio of betting brands including Paddy Power (UK and Ireland), Betfair (UK, Ireland and International), Sportsbet (Australia), TVG Network and FanDuel (USA), and Adjarabet (Georgia and Armenia), maintaining podium positions, being a top 3 position in a relevant jurisdiction by reference to market share, in the majority of major markets in which the provision of betting and gaming services is regulated and taxed at the local, national or federal level (“regulated markets”). Flutter’s business is headquartered in Dublin, Ireland and the Flutter Group employs approximately 9,000 staff worldwide to support its operations in over 100 markets. Flutter is a FTSE 100 business (dual-listed).

Flutter’s business is predominantly online-focused, with the sports betting and gaming online sector continuing to structurally grow due to the ongoing migration from retail/land-based betting and gaming to demand via mobile devices (typically smartphones). Flutter’s online operations are complemented by its retail channels in the UK and Ireland where it has approximately 623 Paddy Power branded shops, in the US where FanDuel offers retail sports betting in select states, primarily as part of market access arrangements to facilitate online sports betting, and in Georgia where Adjarabet operates through Adjarabet branded shops.

Flutter holds gambling licences in the UK, Ireland, Italy, Australia, Denmark, Romania, Spain, Sweden, Malta, Georgia, Armenia and the US states of New Jersey and Pennsylvania.

Product Overview

Flutter operates a portfolio of sports betting and gaming products, each with a different mechanic, such as sportsbooks, exchange, daily fantasy sports, advanced deposit wagering, gaming products (online casino, poker, bingo and games), along with machine gaming terminals in UK retail betting shops.

Sports betting

Flutter delivers sports betting online in each of the jurisdictions in which it operates and through its retail outlets in Ireland, the United Kingdom, Georgia, Armenia and the United States.

Flutter’s fixed-odds sportsbook offers customers the opportunity to place bets on the likelihood of an event occurring. In 2019, over £11.4 billion was staked on events online (principally sports-based) with a further £2.2 billion staked in retail.2

Gaming

Flutter’s gaming product suite allows customers to bet on a range of skill-based games or games of chance and also offers peer to peer games. Flutter’s gaming products can be sub-divided into four segments: casino, poker, bingo and games. The Flutter Group provides a combination of third-party content and proprietary games, reflecting a shift to in-house developed products in order to differentiate itself from competitors.

Flutter’s full suite of gaming products is provided across its online business in many, but not all (e.g. Australia), jurisdictions in which it offers its sports betting services.

Principal Divisions

Flutter operates under a range of international brands and is organised into four divisions: the PPB online division (which excludes Australia and US); the Australia division; the US division; and the PPB retail division.

PPB Online Division

The PPB online division, which encompasses Flutter’s online activities outside of Australia and the US, comprises the Paddy Power online (and telephone betting) operations across the UK and Ireland, the Betfair online operations across the UK and Ireland and international markets, the Dial-a-Bet telephone betting service in the UK and Ireland, as well as a small number of business-to-business partnerships (where Flutter supplies either pricing or exchange technology to third parties). The division originated in 2000 with the launch of paddypower.com in the UK and Ireland. The Betfair betting exchange was also launched in 2000. Since February 1, 2019, the PPB online division also includes Adjarabet, the Georgian based online business in which Flutter has acquired an initial 51% controlling stake.

The PPB online division is a leading online sports betting operator across the UK and Ireland. Betfair is also licensed to operate in Malta, Denmark, Italy, Romania, Spain and Sweden.

2 Note, figures are based on internal management accounts for the financial year ended December 31, 2019 and are unaudited.

Australia Division

The Australia division comprises Sportsbet, which offers sports betting online and via the telephone. In addition, Betfair licenses the right to operate the Betfair Exchange exclusively to Betfair Australia in Australia and New Zealand. Betfair Australia is owned by Crown Resorts Limited, which is listed on the Australian Stock Exchange.

The Australia division was formed in 2009 when Flutter (then Paddy Power) acquired a 51% stake in Sportsbet. Flutter subsequently acquired the remaining 49% stake over the course of 2010 and 2011.

The majority of Australian states have introduced point of consumption taxes (“POCT”), with most coming into effect on January 1, 2019. The charges range from 8% to 15% of gross gaming revenue and have significantly added to the cost base of industry players. The introduction of POCT impacted performance in the year ended December 31, 2019 through a step-up in cost of sales (now approximately 40% of revenue in Australia).

In addition to the taxes, a number of other changes are being instituted via the National Consumer Protection Framework in the Australian market in an effort to combat problem-gambling issues, including a prohibition on sign-up offers, and deposit limit rules. These are likely to impact smaller peers with inferior brand awareness disproportionately compared to Sportsbet.

US Division

The US division, known as FanDuel Group, is currently 58% owned by Flutter with Flutter retaining options to bring this share up to 95% by 2023 (subject to the right of FOX to acquire an 18.5% stake in FanDuel Group which is exercisable for a period of 10 years from 2021) as described in more detail under “Three Year History” below.

FanDuel operates (i) FanDuel branded online and retail sports betting operations in a growing number of states (six currently) and its daily fantasy sports product (“DFS”) in 41 US states; (ii) TVG, which broadcasts horseracing across the US and operates an online advance deposit wagering network offered in 33 US states; and (iii) the Betfair and FanDuel online casinos in New Jersey (through a partnership with land-based Golden Nugget Las Vegas Hotel & Casino).

In total, as at December 31, 2019, 14 US states have now passed legislation to legalise online sports betting, the population of which US states represents approximately 24% of the total US population. This has led to the creation of a sizable addressable market for FanDuel and Flutter anticipates that further US states will consider sports betting regulation in due course. In this rapidly evolving US sports betting market, FanDuel is focused on going live in as many regulated US states as soon as practically possible following state openings. FanDuel is focused on acquiring sports-betting customers through a combination of direct customer acquisition and through cross-sell of sportsbook to Flutter’s daily fantasy sports customer database. Flutter estimates that FanDuel’s DFS customer base is enabling FanDuel to acquire sports betting customers at approximately half the cost of direct acquisition.

In addition to sports betting, FanDuel’s established US products – TVG, DFS and Betfair Casino – are each gaining market share through product enhancements and leveraging cross-sell opportunities between verticals. For instance, Flutter’s growth in the New Jersey online casino market in 2019 has been driven predominantly by cross-sell to FanDuel Sportsbook customers.

PPB Retail Division

As at December 31, 2019, Flutter had approximately 623 Paddy Power betting shops across Ireland and the UK. While Flutter is not actively growing its estate footprint (shop numbers have been roughly flat over last three years), Flutter has committed to broadly maintaining the size of its existing-estate. While Flutter also operates betting premises in the US and Georgia, they are not included within the PPB retail division. The significance of the PPB retail division is not only related to its profitability; it also helps to promote the Paddy Power brand, delivering a ‘halo effect’ for the PPB online business. It also leads to Flutter acquiring multi / omni channel customers, who play in-store and online.

Competition

Flutter faces competition from a considerable number of operators in the online space globally. For the PPB online division, competition in the UK and Ireland is intense with established operators leveraging their considerable scale to invest in product, price and promotion. In addition, the market has seen a wave of new entrants over time for whom the barriers to entry are low, encouraged by the fact that the barriers to switching for consumers are also low. In the UK and Ireland, key competitors include bet365, GVC, William Hill, Betway, Betfred, BetVictor, 888 Holdings, Kindred, BoyleSports and Gamesys.

In Australia, Flutter’s key competitors include TabCorp, Ladbrokes, Neds, PointsBet and bet365.

In the US Flutter’s principal competitors include DraftKings, Roar (the GVC-MGM joint venture), Caesars El Dorado, Churchill Down, William Hill and bet365.

In UK retail, Flutter’s principal competitors are William Hill, GVC (via its Ladbrokes and Coral brands) and Betfred, all of which have considerably larger retail estates than Flutter. In Irish retail, competition is comprised of BoyleSports, Ladbrokes and a number of smaller, independent operators.

Three Year History

2019

On October 2, 2019, Flutter and The Stars Group entered into the Arrangement Agreement setting forth the terms of the Arrangement.

In order to achieve economic alignment of Flutter’s and The Stars Group’s strategic third-party relationships across their respective US businesses, Flutter has entered into arrangements, conditional on completion of the Arrangement, with FOX (the ultimate parent company of The Stars Group’s US media partner for FOX Bet), Fastball Holdings LLC (“Fastball”) and Boyd Interactive Gaming LLC (“Boyd”) (together Flutter’s co-shareholders in FanDuel Group) pursuant to which:

•	FOX will have the right to acquire an approximate 18.5% equity interest in FanDuel Group at its market value in 2021 (structured as a 10-year option from 2021, subject to a carrying value adjustment);

•	Fastball and Boyd will receive a total payment of 12.5% of the increase in FOX Bet’s market value between completion of the Arrangement and the exercise of Flutter’s option to acquire Fastball’s remaining equity interest in FanDuel Group in July 2023 (also subject to a carrying value adjustment); and

•	there is a commitment by all parties to discuss options for further alignment prior to completion of the Arrangement.

In return, each of FOX and FOX Sports, as applicable, Fastball and Boyd have waived certain of the exclusivity provisions that form part of the existing contractual arrangements in relation to the US subsidiaries of The Stars Group and Flutter.

Prior to that, in February 2019, Flutter acquired a controlling 51% stake in Atlas LLC, a holding company for the Adjarabet business, the number one online sports betting and gaming operator in Georgia. Adjarabet is the primary online sports betting and gaming brand in Georgia with an estimated 40% share of total online sports betting and gaming revenues. This brand presence is driven in part by the business’ exclusive long-term marketing relationship with Adjaranet, the leading Georgian media website. The business also has exposure to the nascent regulated Armenian online market, with approximately 10% market share. The cash consideration paid by Flutter for the 51% stake was £101 million, subject to a working capital adjustment, and was financed from Flutter’s own funds and funds drawn from its existing revolving credit facility. There is a put/call arrangement in place in respect of the minority 49% equity stake in Adjarabet not currently owned by Flutter, which allows Flutter to acquire the remaining stake after three years at seven times the 2021 EBITDA of the Adjarabet business, adjusted for net debt, which can be cash-or equity-settled by Flutter.

2018

In February 2018, Flutter disposed of its 31.4% non-controlling interest in LMAX Limited for cash consideration amounting to £21.9m to the existing majority LMAX Limited shareholders.

In 2018, Flutter’s Betfair US business merged with FanDuel, a leading daily fantasy sports provider in the US with approximately 7 million registered users across 41 US states. The merged entity is the FanDuel Group, of which Flutter currently has a 58% ownership stake with the option to acquire a further 37% in two tranches by 2023 (subject to the right of FSG Services LLC to acquire an 18.5% stake in FanDuel Group which is exercisable for a period of 10 years from 2021 as disclosed below). The consideration payable by Flutter for the acquisition of the initial stake in FanDuel was £211.9m based on the value of the Flutter Group’s existing US business contributed to FanDuel Group Inc., cash consideration paid and the fair value of the cash contribution payable by the Flutter Group to FanDuel.

At the time of the acquisition by Flutter of its initial stake in FanDuel, a mechanism was agreed to take Flutter’s ownership of FanDuel to 80% after three years and 100% after five years, consisting of call and put options at the prevailing market valuations. Subsequent to this agreement being reached, a market access deal was agreed with Boyd which saw it take a 5% stake in FanDuel Group. Following completion of the Combination, FSG Services LLC will have the right to acquire an approximate 18.5% interest in FanDuel Group exercisable for a ten-year period commencing in 2021.

2017

In May 2017, Flutter’s Paddy Power Betfair acquired DRAFT (the operating brand of StarStreet Inc.), an early stage operator in the daily fantasy sports market in the US. The acquisition provided Flutter with exposure to this fast-growing market and complemented Flutter’s other US businesses. The agreement provided that the initial cash consideration paid on completion was US$19 million and that further cash consideration of up to US$29 million would be payable over the following four years depending on the satisfaction of certain the business’ performance criteria.

In 2017, Flutter also acquired three licensed bookmaking shops in Ireland to further expand its retail presence.

See “Material Contracts” below in this Appendix K for further information regarding the transactions and related agreements discussed above.

Recent Events Regarding COVID-19

On March 16, 2020, Flutter announced an update on the potential impact on then-current trading given many national governments and sports authorities around the world had made the decision to postpone/cancel high attendance sports events in an effort to delay the spread of the COVID-19 virus. These postponements and cancellations will have a material impact on the revenue and earnings of the Flutter Group which, in 2019, generated approximately 78% of its revenues through bets placed on global sporting events.

Quantifying the precise earnings impact on the Flutter Group is difficult at this point as it does not have visibility on the duration of restrictions on sporting events. While most major global sports have been suspended/cancelled, there are some exceptions where events are now being scheduled to take place behind closed doors.

In order to assist in the quantification of the impact on the Flutter Group at this point, the Flutter Group estimates that in a scenario where restrictions remain in place until the end of August 2020 (including full suspension of Australian sports and the cancellation of the UEFA Euro 2020 football championship), EBITDA for the Flutter Group would be reduced by approximately £90-110m. This estimate assumes that the Flutter Group’s UK and Irish shops remain open and that scheduled UK, Irish and Australian horse racing fixtures continue to run, albeit behind closed doors. Should horse racing be cancelled in the three regions and our UK/Irish shops be closed, we estimate that this would incrementally reduce the Flutter Group’s EBITDA by approximately £30m per month. Following Flutter’s announcement, Irish and UK authorities announced the cancellation of horse racing for an initial period ending April 19, 2020, in Ireland, and the end of April 2020, in the UK. Measures announced in Ireland and the UK have also resulted in the closure of Flutter’s Irish and UK retail betting shops. EBITDA is a non-EU IFRS measure. For additional information regarding non-EU IFRS measures, see the Management’s Discussion and Analysis for Flutter appended as Schedule B hereto.

In terms of the operational management of the Flutter Group’s business, Flutter successfully deployed its business continuity plan during the week commencing March 9, 2020, with all systems performing well. Prior to the announcement of cancellations, trading in the first quarter of 2020 had been running ahead of the Company’s expectations, assisted by good customer momentum and favourable sporting results.

The Flutter Group retains a strong balance sheet with a leverage ratio of 0.7 times as at December 31, 2019, well below its covenant level of 3.5x. The Flutter Group will continue to explore ways to mitigate the impact of cancellations through multiple measures.

Please refer to “Non-EU IFRS Measure, Key Metrics and Other Data” in Schedule B of Appendix K for a discussion regarding non-EU IFRS measures referenced above. For risk factors concerning the Combined Group regarding the COVID-19 pandemic, see the risk factors entitled “The Combined Group’s business and financial performance is likely to be affected by economic, social and political conditions, including the impact of the COVID-19 pandemic, globally and, in particular, in the jurisdictions in which it operates” and “Aspects of the Combined Group’s business will depend on the live broadcasting and scheduling of major sporting events” in Appendix L.

Historical consolidated financial statements

The consolidated financial statements of Flutter for the period ended December 31, 2019 and the auditors’ reports thereon and the related notes thereto (the “2019 Financial Statements”) are included in the 2019 Annual Report of Flutter incorporated by reference herein. The consolidated financial statements of Flutter for the periods ended December 31, 2018 and 2017 and the auditors’ reports thereon and the related notes thereto (together with the 2019 Financial Statements, the “Consolidated Financial Statements”) are attached as Schedule A to this Appendix K.

For selected annual financial information of Flutter for the years ended December 2019, 2018, and 2017, see “Selected Annual Financial Information” in the Management Discussion and Analysis of Flutter appended hereto as Schedule B.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion & Analysis of Flutter for the periods ended December 31, 2019, 2018 and 2017 are appended hereto as Schedule B and should be read in conjunction with the Consolidated Financial Statements.

DIVIDENDS OR DISTRIBUTIONS

The amount of cash dividends or distributions declared by Flutter on its Flutter Shares for the three most recently completed financial years and the current financial year are as follows:

	Payment Date	Dividend Amount per Flutter Share	Dividend Total (millions)
2019 Final Dividend (1)	A date expected to be in May or June 2020*	GBP 133p	£104.1
2019 Interim Dividend	October 9, 2019	GBP 67p	£52.2
2018 Final Dividend	May 21, 2019	GBP 133p	£104.0
2018 Interim Dividend	September 24, 2018	GBP 67p	£55.0
2017 Final Dividend	May 29, 2018	GBP 135p	£114.0
2017 Interim Dividend	September 22, 2017	GBP 65p	£54.7
2016 Final Dividend	May 24, 2017	GBP 113p	£94.7
2016 Interim Dividend	September 30, 2016	GBP 40p	£33.5
2016 Closing Dividend	March 2, 2016	€18c	€7.9

*Subject to approval of the Flutter Final 2019 Dividend by Flutter Shareholders at Flutter’s 2020 annual general meeting to be held on May 14, 2020, existing Flutter Shareholders will be entitled to receive a Flutter Final 2019 Dividend of 133 pence per Flutter Share. Given the impact of the current disruption caused by COVID-19, the Flutter Board will propose that the Flutter Final 2019 Dividend be paid in the form of Flutter Shares. The record date and payment date for the Flutter Final 2019 Dividend, including the basis on which the number of new Flutter Shares to be issued in satisfaction of the Flutter Final 2019 Dividend will be calculated, will be notified to Flutter Shareholders in the notice of Flutter’s 2020 annual general meeting which will be published in due course. For the avoidance of doubt, Flutter Shares issued pursuant to the Arrangement will not carry any entitlement to the Flutter Final 2019 Dividend.

At the announcement of the Arrangement, the Flutter Board had expected that Flutter Shareholders immediately prior to the completion of the Arrangement would be entitled to a pro-rated dividend, reflecting a time pro-rated amount of the total anticipated annual dividend for the financial year ending December 31, 2020, to which Flutter Shareholders would otherwise be entitled if the Arrangement had not proceeded. Given the anticipated financial profile of Flutter in the current year, the Flutter Board considers it no longer prudent to propose any pro-rated dividend.

Description of the Securities Distributed

The authorized capital of Flutter consists of 150,000,000 Flutter Shares. The Flutter Shares are ordinary shares in the share capital of Flutter with a nominal value of €0.09 each. The ISIN of the Flutter Shares is IE00BWT6H894.

The Flutter Shares are denominated in Euro and trade in Pounds Sterling on the LSE and in Euro on the Euronext Dublin Market. On Admission (as defined below), the issued share capital of Flutter (net of treasury Flutter Shares) will be up to €13,042,832.22, comprising up to 144,920,358 Flutter Shares of €0.09 each, all of which will be fully paid or credited as fully paid on issue, on a fully diluted basis and including potential grants of Stars Equity Awards and Stars Options between the date hereof and the Effective Date.

As at March 25, 2020, 78,388,576 existing Flutter Shares are outstanding and publicly traded on the LSE and Euronext Dublin, under the symbol “FLTR”.

Flutter proposes to issue up to 66,531,782 new Flutter Shares in connection with the Arrangement, assuming there are no Dissenting Shareholders, involving the all-share combination with The Stars Group to be implemented by means of the acquisition of all of the issued and outstanding Common Shares of The Stars Group by Flutter pursuant to the Plan of Arrangement. Following the issuance of the new Flutter Shares pursuant to the Arrangement, up to 144,920,358 Flutter Shares (net of treasury Flutter Shares) will be issued and outstanding, on a fully diluted basis and including potential grants of Stars Equity Awards and Stars Options between the date hereof and the Effective Date.

The holders of Flutter Shares are entitled to vote on a poll on a one vote per Flutter Share basis. The rights attaching to the Flutter Shares issuable pursuant to the Arrangement will be pari passu in all respects and they will form a single class for all purposes, including with respect to voting and for all dividends and other distributions thereafter declared, made or paid on the ordinary share capital of Flutter by reference to a record date on or after the Effective Date.

Subject to the provisions of the Companies Act, any equity securities issued by Flutter for cash must first be offered to the holders of Flutter Shares in proportion to their holdings. The Companies Act and the UK Listing Rules allow for the disapplication of statutory pre-emption rights by way of a special resolution of the holders of Flutter Shares, whether generally or specifically, for a maximum period not exceeding five years. These statutory pre-emption rights were last dis-applied in limited circumstances by Flutter Shareholders at the annual general meeting of Flutter held on May 15, 2019. Flutter Shareholders will be asked to renew the disapplication of pre-emption rights authority at Flutter’s 2020 annual general meeting, including, subject to completion of the Arrangement, by reference to the enlarged issued share capital of Flutter following completion of the Arrangement. If approved, such authority will expire at the earlier of the close of Flutter’s 2021 annual general meeting or the close of business on August 13, 2021 (whichever is the earlier). See “Summary Comparison of Rights of Holders of Flutter Shares and Common Shares” in Appendix M attached to the Information Circular for a comparison of shareholder rights between the Companies Act and the OBCA.

The Flutter Shares do not carry any rights to participate in a distribution (including on a winding-up) other than those that exist under the Companies Act and Flutter’s Articles of Association (the “Articles”). The Flutter Shares will rank pari passu in all respects.

Save for the voting support agreements that the board of directors of Flutter (the “Flutter Board”) have entered into with The Stars Group, there are no agreements to which Flutter Shareholders are a party that are known to Flutter that may result in restrictions on the transferability of Flutter Shares.

Under the Articles, the Flutter Board may decline to register a transfer of Flutter Shares or to recognise an instrument of transfer in respect of Flutter Shares in the circumstances permitted by the Companies Act and, in the case of uncertificated securities, the Companies Act 1990 (Uncertificated Securities) Regulations, 1996, SI No 68 of 1996 and the Companies Act 1990 (Uncertified Securities) (Amendment) Regulations 2005, including any modification or any regulations in substitution therefore made under section 1086 of the Companies Act or otherwise and for the time being in force.

In addition, under the Articles, for regulatory reasons certain rights of Flutter Shareholders may be suspended and Flutter may require the disposal of Flutter Shares held by Flutter Shareholders in certain circumstances, including where any authority wherever located (whether a government department, independent body established by legislation, a government, self-regulating organisation, court, tribunal, commission, board, committee or otherwise) vested with responsibility (with or without another or others) for the conduct of any betting or gaming activity or any activity ancillary, or related thereto (“Gaming Regulatory Authority”) informs Flutter or any member of the Flutter Group that any member of Flutter or any person interested or believed to be interested in Flutter Shares is, for whatever reason, unsuitable to be a person interested in Flutter Shares, not licenced or qualified to be a person interested in Flutter Shares or disqualified as a holder of interests in Flutter, in each case under any legislation regulating the operation of any betting or gaming activity undertaken or to be undertaken by Flutter or any member of its group.

Subject to completion of the Arrangement, applications will be made for (a) the admission to the premium listing segment of the UK Official List of the Financial Conduct Authority of the United Kingdom (the “FCA”) and to trading on the LSE’s main market for listed securities (together, the “UK Admission”) and (b) the admission to a secondary listing on the Official List of The Irish Stock Exchange plc, trading as Euronext Dublin (“Euronext Dublin”) and to trading on the Euronext Dublin Market operated by Euronext Dublin (together, the “Irish Admission” and, together with the UK Admission, “Admission”), in each case of all of the issued and to be issued Flutter Shares following completion of the Arrangement.

CONSOLIDATED CAPITALIZATION

The following table sets forth Flutter’s consolidated capitalization as at December 31, 2019 and adjusted to give effect to the Arrangement. The table should be read in conjunction with the 2019 Financial Statements in the 2019 Annual Report of Flutter incorporated by reference herein, the Management’s Discussion & Analysis of Flutter attached as Schedule B to this Appendix K and the pro forma financial statements of Flutter attached as Schedule A to Appendix L to the Information Circular.

	Flutter As at December 31, 2019 £’m	Combined Group As at December 31, 2019 £’m
Cash and Cash Equivalents(1)(2)	297.2	722.7

Debt:
Revolving Credit Facility	115.7	115.7
Term Loan	250.0	250.0
Overdraft	5.0	5.0
USD First Lien Term Loan	-	2,283.0
EUR First Lien Term Loan	-	707.9
Senior Notes	-	743.7
Total long-term debt, including current portion	370.7	4,105.3
Total equity(3)	4,189.6	10,175.1
Total capitalization(4)	4,560.3	14,280.4

Notes:

(1)	Cash and cash equivalents comprise of amounts presented by Flutter as “Cash and cash equivalents”, “Financial assets – restricted cash” and “Restricted cash advances and collateral”. Financial assets – restricted cash as at December 31, 2019 represented £189.1 million and £421.8 million for Flutter and the Combined Group respectively. Restricted cash advances and collateral as at December 31, 2019 represented £8.0 million for the Combined Group.
(2)	Cash and cash equivalents for the Combined Group as at December 31, 2019 reflects £483.8 million of cash and cash equivalents acquired from The Stars Group less £58.3 million of cash and cash equivalents used to fund the Arrangement related costs. The actual amount of cash and cash equivalents available as a source of funds and the remaining cash and cash equivalents on the statement of financial position will depend on, among other things, the cash and cash equivalents balance as of the closing date of the Arrangement and actual fees and expenses.
(3)	The increase in total equity comprises: (a) an increase due to the issue of £5,996.9 million of Flutter Shares to acquire The Stars Group, (b) an increase due to £46.9 million of replacement employee incentive awards and (c) a reduction in total equity of £58.3 million for Arrangement related costs expected to be incurred by the Combined Group.
(4)	Total capitalization excludes amounts relating to the IFRS 16 lease liability of £170.5 million and £212.3 million for Flutter and the Combined Group respectively.

OPTIONS TO PURCHASE SECURITIES

Flutter maintains the following schemes pursuant to which options to purchase Flutter Shares or equity-based securities in respect of Flutter Shares are outstanding:

•	The Flutter Entertainment plc Sharesave Scheme (the “Sharesave Scheme”);
•	The Flutter Entertainment plc Long Term Incentive Plan (“LTIP”), Medium Term Incentive Plan and Deferred Share Incentive Plan (“DSIP”);
•	The Flutter Entertainment plc Restricted Share Plan (“RSP”);
•	The Paddy Power Long Term Incentive Plan;
•	The Paddy Power plc Sharesave Scheme;
•	The Betfair Sharesave Scheme;
•	The Betfair Restricted Share Scheme; and
•	The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan.

The options and share awards granted pursuant to the above schemes are settled via a mixture of the allotment of Flutter Shares from an employee benefits trust sponsored by Flutter and the issue of new Flutter Shares. The aggregate number of Flutter Shares which may be utilised under such employee share schemes in any ten-year period may not exceed ten per cent of Flutter’s issued ordinary share capital. Of these schemes, only the Sharesave Scheme, the LTIP, the Flutter Medium Term Incentive Plan, the DSIP, and the RSP are being utilized by Flutter for purposes of granting options or share awards in the future, as no new options or share awards will be granted under any pre-merger (of Flutter (then Paddy Power plc) and Betfair Group plc) schemes.

The following table shows the aggregate number of options or share awards as at February 29, 2020 outstanding under these various schemes:

Group (Number of Holders in Group)	Number of Flutter Shares subject to Options or Share Awards		Exercise Price (£)	Expiry Date
Executive Officers and Past Executive Officers of Flutter (13)	551,144		Nil - £59.56	April 11, 2022 to March 11, 2032
Directors and Past Directors of Flutter (4)	417,998		Nil - £59.56	April 11, 2022 to March 11, 2032
Executive Officers and Past Executive Officers of Subsidiaries of Flutter (13)	551,144		Nil - £59.56	April 11, 2022 to March 11, 2032
Employees and Past Employees of Flutter (104)	37,309		Nil - £69.19	June 6, 2021 to April 11, 2023
Employees and Past Employees of Subsidiaries of Flutter (3,313)	816,921		Nil - £69.19	June 6, 2020 to June 18, 2032
Total	1,495,710	(1)	Nil - £69.19	June 6, 2020 to June 18, 2032

Note:

(1)	As there is overlap in the identity of persons comprising Executive Officers and Past Executive Officers of Flutter, Directors and Past Directors of Flutter and Executive Officers and Past Executive Officers of Subsidiaries of Flutter, the number of Flutter Shares disclosed above do not add to this total.

In 2019, the Flutter Group introduced a plan for FanDuel employees that allows them to share in the future value created within the FanDuel. Employees will be awarded an allocation of units which represent a share in value created. The value of these units will be determined by the value of the business at July 2021 and July 2023 compared to benchmark. Employees have the option to exercise 50% of these units at July 2021 at the prevailing value or roll some or all of them to July 2023 at the prevailing value at that date. The Flutter Group will have the option of settling this plan via the issuance of Flutter Shares or cash.

For further information regarding the schemes maintained by Flutter and the options and share awards outstanding thereunder, refer to Note 18 of the 2019 Financial Statements.

The following table provides a summary, as at December 31, 2019, of the number of Flutter Shares issuable upon the exercise of options and share awards outstanding under Flutter’s employee share schemes, the weighted-average exercise price of such options and share awards, and the number of Flutter Shares available for Flutter’s issuance under future grants of options and share awards under Flutter’s employee share schemes:

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights as at December 31, 2019		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights as at December 31, 2019 (£)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in The First Column) as at December 31, 2019
Total	1,593,947 Flutter Shares	(1)	17.12	2,569,000 Flutter Shares	(2)

Notes:

(1)	This represents the aggregate of all security-based awards, which are described in Note 18 of the 2019 Financial Statements.
(2)	This represents an amount equal to 3.2% of the Flutter Shares issued and outstanding as at December 31, 2019.

PRIOR SALES

The following table summarizes issuances of Flutter Shares, options to purchase Flutter Shares and share awards in respect of Flutter Shares, and any exercise of such options or share awards, within the 12 months preceding the date of this Information Circular:

Date	Security	Price Per Security (£)(1)	Number of Securities
Between March 1, 2019 and March 25, 2020	Share option exercise(2)	16.02	319,438
Between March 1, 2019 and March 25, 2020	Share award(3)	Nil	29,644
May 18, 2019	Awards issued(4)	Nil	29
May 19, 2019	Awards issued(4)	Nil	3,939
May 20, 2019	Awards issued(4)	Nil	7,859
May 22, 2019	Awards issued(4)	Nil	244
June 3,2019	Awards issued(4)	Nil	3,034
June 4, 2019	Awards issued(4)	Nil	36
July 1, 2019	Awards issued(4)	Nil	76
July 25, 2019	Awards issued(4)	Nil	15
July 31, 2019	Awards issued(4)	Nil	301
August 6, 2019	Awards issued(4)	Nil	211
August 7, 2019	Awards issued(4)	Nil	265
August 12, 2019	Awards issued(4)	Nil	348
August 20, 2019	Awards issued(4)	Nil	29
August 30, 2019	Awards issued(4)	Nil	225
October 9, 2019	Awards issued(4)	Nil	2,051
October 11, 2019	Awards issued(4)	59.56	162,477
October 18, 2019	Awards issued(4)	Nil	123,713
October 22, 2019	Awards issued(4)	Nil	26
December 3, 2019	Awards issued(4)	Nil	136
December 6, 2019	Awards issued(4)	Nil	36
March 3, 2020	Awards issued(4)	Nil	217,499	(5)

Notes:

(1)	Represents the weighted average exercise price.
(2)	Represents the issue of Flutter Shares on exercise of share options issued under the following schemes: The Paddy Power plc Sharesave Scheme, The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan, the Sharesave Scheme, the LTIP, Medium Term Incentive Plan and the DSIP.
(3)	Represents the award of Flutter Shares under The Paddy Power Long Term Incentive Plan and the RSP.
(4)	Represents equity option awards issued under each of Flutter’s Share schemes listed under “Options to Purchase Securities” above.

(5)	The number of Flutter Shares to be issued is subject to the satisfaction of certain performance conditions. Depending on what level of performance is achieved, the number of Flutter Shares to be issued may vary.

Trading Price and Volume

The following table sets out the intraday high and low prices and total trading volume of the Flutter Shares as reported by Bloomberg on the LSE and the Euronext Dublin for each month from March 2019 through March 25, 2020.

	Flutter Shares – LSE			Flutter Shares – Euronext Dublin
	Price Range (£)			Price Range (€)
Month	High	Low	Total Volume ‘000 shares	High	Low	Total Volume ‘000 shares
March 2020 (through March 15, 2020)	87.4	50.0	10,106.8	100.7	54.4	3,747.5
February 2020	91.2	79.0	6,996.4	109.2	92.5	3,134.1
January 2020	95.3	86.0	5,295.8	112.4	102.5	2,302.6
December 2019	92.9	85.2	4,684.8	110.2	101.3	3,131.1
November 2019	89.5	77.9	7,065.0	104.9	90.3	4,047.3
October 2019	92.8	74.1	15,295.1	103.8	84.9	5,198.7
September 2019	76.8	67.3	3,174.8	86.5	74.8	1,755.2
August 2019	68.7	62.0	4,040.7	75.5	67.3	1,692.2
July 2019	74.4	59.4	4,610.1	81.1	66.6	1,685.7
June 2019	60.9	55.4	4,564.0	68.4	61.8	1,889.3
May 2019	67.7	55.3	4,787.2	77.9	62.5	2,509.0
April 2019	66.9	59.1	3,179.8	77.2	67.8	1,357.5
March 2019	63.5	53.9	5,125.4	73.6	63.1	1,914.0

PRINCIPAL SECURITYHOLDERS

So far as is known to Flutter, the names of any persons other than a director of Flutter who, directly or indirectly, are interested in 10% or more of Flutter’s issued share capital as at March 25, 2020, are as follows:

•	The Capital Group Companies, Inc. holding 14,305,994 Flutter Shares representing 18.25% of the issued Flutter Shares; and

•	Parvus Asset Management Europe Limited holding 8,695,282 Flutter Shares representing 11.09% of the issued Flutter Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The names and municipality of residence of each of the directors and officers of Flutter and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

Name and County, Province or State, and Country of Residence	Position(s) / Title	Principal Occupation For the Past Five Years	Director Since
Gary McGann(1)(2)(3) Ireland	Chair of the Board	Corporate director	November 24, 2014
Ian Dyson(1)(2)(4)(7) United Kingdom	Non-Executive Director	Corporate Director	February 2, 2016
Peter Jackson United Kingdom	Chief Executive Officer, and Director	Chief Executive Officer of Flutter Chief Executive Officer of Worldpay UK	January 8, 2018
Jonathan Hill Ireland	Chief Financial Officer, and Director	Chief Financial Officer of Flutter Chief Financial Officer of Saga plc	October 22, 2018
Jan Bolz(2)(4) Germany	Non-Executive Director	Chief Executive Officer of Tipico	September 6, 2017
Zillah Byng-Thorne(3)(4)(5) United Kingdom	Non-Executive Director	Chief Executive Officer of Future plc	February 2, 2016
Michael Cawley(1)(3)(4)(6) Ireland	Non-Executive Director	Retired	July 17, 2013
Nancy Cruickshank(1)(3) United Kingdom	Non-Executive Director	Senior Vice President of Digital Transformation at the Carlsberg Group	May 15, 2019
Andrew Higginson(1)(2) United Kingdom	Non-Executive Director	Chair of Wm Morrison Supermarkets PLC	October 2, 2019
Peter Rigby(2)(3)(8) United Kingdom	Non-Executive Director	Corporate Director	February 2, 2016
Emer Timmons(1)(2)(4) Ireland	Non-Executive Director	Chief Marketing Officer at Brightstar	May 17, 2017

Notes:

(1)	Member of the Nomination Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Risk Committee.
(4)	Member of the Audit Committee.
(5)	Chair of the Risk Committee.
(6)	Chair of the Audit Committee.
(7)	Chair of the Nominating Committee.
(8)	Chair of the Remuneration Committee.

Flutter’s directors and officers, as a group, own, directly and indirectly, an aggregate of 20,552 Flutter Shares, or approximately 0.03% of the issued and outstanding Flutter Shares. On a fully-diluted basis, the directors and officers of Flutter hold an aggregate of 0.03% Flutter Shares.

Biographies

The following biographies provide information on the Flutter Board:

Gary McGann

Gary McGann was appointed as a Non-Executive Director of Flutter in November 2014 and as Chair from July 2015. Gary was previously a Non-Executive Director of Smurfit Kappa Group having been Group Chief Executive prior to this and having previously held a number of senior roles, including President and Chief Operations Officer. Prior to this, he held the position of Group Chief Executive Officer of Aer Lingus and Chief Executive Officer of Gilbeys of Ireland. In addition, Gary is the Chair of Aon Ireland and Sicon Limited, and was the Chair of the nomination and remuneration committees and a non-executive director of Green REIT plc and a non-executive director of Multi-Packaging Solutions International Limited. Gary is currently the Chair of ARYZTA AG. He holds BA (UCD) and MSc Management (Trinity) degrees and is a Fellow of the Association of Chartered Certified Accountants (FCCA).

Ian Dyson

Ian Dyson was appointed as a Non-Executive Director of Betfair Group plc in February 2010 and became a Non-Executive Director of Flutter in February 2016 following completion of the merger of Flutter (then Paddy Power plc) and Betfair Group plc. Ian is a Non-Executive Director and Chair of the audit committee of InterContinental Hotels Group PLC and SSP Group plc and Senior Independent Director and Chair of the Audit Committee of ASOS plc. He was previously a Non-Executive Director of Punch Taverns plc, having previously served as Chief Executive Officer, Group Finance & Operations Director at Marks & Spencer plc and Finance Director of The Rank Group plc. Prior to this he was Group Financial Controller of Hilton Group plc. He joined Hilton from Le Meridien, a division of Forte plc, where he had been Finance Director. His early career was spent with Arthur Andersen, where he qualified as a Chartered Accountant in 1986 and was promoted to a Partner of the firm in 1994. Ian was a Non-Executive Director of Misys plc until September 2005.

Peter Jackson

Peter Jackson was appointed as a Non-Executive Director of Betfair Group plc in April 2013 and became a Non-Executive Director of Flutter in February 2016 following completion of the merger of Flutter (then Paddy Power plc) and Betfair Group plc. Peter was appointed Chief Executive Officer of Flutter in January 2018. Prior to becoming Chief Executive Officer, Peter was Chief Executive Officer of Worldpay UK, an operating division of Worldpay Group plc. Peter was group chief executive officer of Travelex from March 2010 until March 2015, leaving following the successful sale of the business. He then joined Santander as Head of Global Innovation at Banco Santander and a Director of Santander UK Group Holdings plc. Before Travelex, Peter was Managing Director of consumer banking for the Lloyds Banking Group plc, having previously held a number of senior roles within the retail arm of HBOS plc before its merger with Lloyds. Peter started his career at McKinsey and Co. Peter holds a MEng degree.

Jonathan Hill

Jonathan Hill was appointed as a Director and Chief Financial Officer of Flutter in October 2018. He was previously the Chief Financial Officer at Saga plc and Bovis Homes Group plc. He previously worked at TUI Travel plc and Centrica plc. Jonathan is a qualified Chartered Accountant having worked at Price Waterhouse.

Jan Bolz

Jan Bolz became a Non-Executive Director of Flutter in September 2017. Prior to joining Flutter, Jan was Chief Executive Officer at Tipico, a German sports betting business. Prior to this, Jan held several senior executive roles with Electronic Arts, including that of Vice President of Marketing and Sales for International, and Bertelsmann Music Group as Managing Director of BMG Ariloa Munich. Jan will resign from the Flutter Board on completion of the Arrangement.

Zillah Byng-Thorne

Zillah Byng-Thorne became a Non-Executive Director of Betfair Group plc in September 2013 and became a Non-Executive Director of Flutter in February 2016 following completion of the merger of Flutter (then Paddy Power plc) and Betfair Group plc. She is also Chief Executive Officer of Future plc, having previously served as Chief Financial Officer and Company Secretary, and is a Non-Executive Director and Chair of the audit and risk committee of Gocompare.com Group plc. Prior to this, Zillah was Chief Financial Officer of the Trader Media Group from 2009 (serving latterly as interim Chief Executive Officer) until July 2013, CFO of Fitness First Group Limited from 2006 until 2009, and CFO of the Thresher Group from 2002 until 2005. Zillah has also previously held senior finance positions with GE Capital and HMV Media Group and qualified as an accountant with Nestle UK Limited and was a Non-Executive Director of Mecom Group plc from 2011 until February 2015. Zillah is a chartered management accountant and qualified treasurer, and holds an MA in management studies and MSc in behavioural change.

Michael Cawley

Michael Cawley was appointed as a Non-Executive Director of Flutter and as a member of the Audit Committee in July 2013. Michael served as Deputy Chief Executive Officer and Chief Operating Officer of Ryanair Holdings plc from 2003 to 2014, having previously served as Ryanair Holdings plc’s Chief Financial Officer and Commercial Director since 1997. Michael is a Non-Executive Director of Prepaypower Holdings Limited since 2013. Prior to joining Ryanair Holdings plc, Michael was Group Finance Director of Gowan Group Limited, one of Ireland’s largest private companies and the main distributor for Peugeot and Citroen automobiles in Ireland. Michael holds a Bachelor of Commerce degree and is a Fellow of the Institute of Chartered Accountants in Ireland. Michael is Chair of Hostelworld Group plc and Fáilte Ireland and a Non-Executive Director of Ryanair Holdings plc and Kingspan Group plc.

Nancy Cruickshank

Nancy Cruickshank was appointed as an Independent Non-Executive Director of Flutter in May 2019. She is also a member of the board of Cosmetic Executive Women, and a Non-Executive Director of TelecityGroup, OnMobiel and Bango. Nancy previously held the position of Senior Vice President of Digital Transformation at the Carlsberg Group, Chief Executive Officer of VideoJug and Weve, and Director at Conde Nast and Telegraph Media Group. Nancy holds a BA in History.

Andrew Higginson

Andrew Higginson was appointed as an Independent Non-Executive Director of Flutter on 2 October 2019. He is Chair of Wm Morrison Supermarkets PLC, a position he held since January 2015. He is also the Chair of Evergreen Garden Care Limited and Chair of Premiership Rugby Limited.

Andrew served as an Executive Director at Tesco PLC for 15 years and was previously the Chair of Poundland Group PLC and N Brown Group Plc, Senior Independent Director of Sky plc and a Non-Executive Director of the Rugby Football Union. Andrew spent his early career in various roles in Unilever, Guinness, Laura Ashley and the Burton Group.

Peter Rigby

Peter Rigby was appointed as a Non-Executive Director of Betfair Group plc in April 2014 and became a Non-Executive Director of Flutter in February 2016 following completion of the merger of Flutter (then Paddy Power plc) and Betfair Group plc. Peter was Chief Executive Officer of Informa plc until the end of 2013. Peter previously held the role of Finance Director for Stonehart Publications and then IBC plc, which later became Informa plc. He holds a BA in Economics from Manchester University, and is a qualified accountant.

Emer Timmons

Emer Timmons was appointed as an Independent Non-Executive Director of Flutter in May 2017. She is also Chief Marketing Officer at Brightstar. Emer previously worked as President of Strategic Deals and Customer Engagement of Global Services at BT and holds a degree in Maths and Economics. Emer will resign from the Flutter Board on completion of the Arrangement.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders and Bankruptcies

None of the directors or executive officers of Flutter, is or has been within the 10 years before the date of this Information Circular a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity: (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”); or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer of chief financial officer and which resulted from an event which occurred while such person was acting as a director, chief executive officer or chief financial officer.

No director or executive officer of Flutter, nor any shareholder holding a sufficient number of securities of Flutter to affect materially the control of Flutter is, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the directors or executive officers of Flutter, nor any shareholder holding a sufficient number of securities of Flutter to affect materially the control of Flutter, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Personal Bankruptcies

No director or officer of Flutter, nor any shareholder holding a sufficient number of securities of Flutter to affect materially the control of Flutter has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Conflicts of Interest

To the best of Flutter’s knowledge, there are no existing potential conflicts of interest among Flutter or its subsidiaries and the directors or officers of Flutter or its subsidiaries as a result of their outside business interests as at the date of this Information Circular. Certain directors and officers of Flutter are or may serve as directors or officers, or may become associated with, other public or private companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Flutter.

The officers and directors of Flutter are required by law to act honestly and in good faith with a view to the best interests of Flutter and to disclose any interest which they may have in any project or opportunity of Flutter. The directors and officers of Flutter are aware of their obligations to act at all times in good faith in the interest of Flutter and to disclose any conflicts to Flutter if and when they arise. The Flutter Board has formal procedures in place for managing conflicts of interest, which includes an annual confirmation by all Directors. Directors are required to give advance notice of any actual or potential conflicts of interest to the Company Secretary and the Flutter Board should they arise, which the Flutter Board may approve if appropriate to do so. In the case of a conflict, the relevant director of Flutter would be excluded from the quorum and would not be entitled to vote in respect of any matters in which they have an interest. Actual or potential conflicts of interest are formally considered on an annual basis by the Flutter Board alongside any other appointments held by Flutter directors.

COMPENSATION DISCUSSION AND ANALYSIS

Remuneration Policy

For a discussion of Flutter’s remuneration policies applicable to Flutter’s directors, executive officers and its wider work force, including the elements of compensation comprising such policies and the practices adopted by the Flutter Board and its Remuneration Committee in determining Flutter’s remuneration policies and establishing performance measures for variable compensation components of such remuneration policies, refer to the “Directors’ Remuneration Report” in the 2019 Annual Report of Flutter incorporated by reference herein (the “Directors’ Remuneration Report”).

Role of Independent Advisors in Compensation Decisions

As further discussed in the Directors’ Remuneration Report, Flutter’s Remuneration Committee has, since 2017, engaged PricewaterhouseCoopers (“PwC UK”) as external independent advisor to provide ongoing advisory services to the Remuneration Committee. The following table presents the fees paid to PwC UK in each of 2019 and 2018:

Fiscal Year	Advisor	Executive compensation-related fees (£)	All other fees(1) (£)
2019	PwC UK	169,875	678,532
2018	PwC UK	146,750	682,368

Note:

(1)	“All other fees” relate to services provided by PwC UK in respect of its role in advising and supporting Flutter’s management in relation to remuneration and in respect of its role in providing tax advice to Flutter. PwC UK has no other connection with Flutter or any of its individual directors.

Summary Compensation Table

The following table discloses, for the financial years indicated, all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Flutter or a subsidiary of Flutter to each of Flutter’s “named executive officers” (as such term is defined under applicable Canadian securities laws) in respect of the financial year ended December 31, 2019, namely: Gary McGann (Chair of the Board); Peter Jackson (Chief Executive Officer); Jonathan Hill (Chief Financial Officer); Dan Taylor (Chief Executive Officer, PPB); and Barni Evans (Chief Executive Officer, Sportsbet) (collectively, the “Named Executive Officers”). Please refer to the notes below the table for full details of how the figures are calculated and additional disclosure of the full-year equivalents.

Name and principal position	Year	Salary		Share- based awards	Option- based awards		Non-equity incentive plan compensation			Pension value		All other compensation		Total compensation
(a)	(b)	(c)		(d)	(e)		(f)			(g)		(h)		(i)
							Annual incentive plans (f1)		Long-term incentive plans (f2)
Gary McGann(1)	2019	450,000	(2)	--	--		--		--	--		--	(3)	450,000
Chair of the Board	2018	450,000	(2)	--	--		--		--	--		--	(3)	450,000
	2017	450,000	(2)	--	--		--		--	--		--	(3)	450,000
Peter Jackson(4)	2019	736,800	(2)	--	1,471,841	(5)	973,212	(6)	--	110,520	(7)	--	(3)	3,292,373
Chief Executive Officer	2018	709,846	(2)	--	2,884,872	(5)	622,155	(6)	--	106,477	(7)	--	(3)	4,323,350
	2017	N/A		N/A	N/A		N/A		N/A	N/A		N/A		N/A
Jonathan Hill(1)(8)	2019	551,705	(2)	--	1,048,375	(5)	728,727	(6)	--	82,756	(7)	71,810	(3)(9)	2,483,319
Chief Financial Officer	2018	106,443	(2)	--	1,405,744	(5)	--		--	15,966	(7)	44,236	(3)(9)	1,572,389
	2017	N/A		N/A	N/A		N/A		N/A	N/A		N/A		N/A
Dan Taylor(1)	2019	505,000	(2)	--	2,484,890	(5)	457,600	(6)	--	50,500	(7)	--	(3)	3,497,990
Chief Executive Officer, PPB	2018	429,041	(2)	--	1,321,187	(5)	344,000	(6)	--	42,904	(7)	--	(3)	2,137,132
	2017	374,195	(2)	--	1,320,708	(5)	304,000	(6)	--	37,420	(7)	--	(3)	2,036,323
Barni Evans(10)	2019	800,000	(2)	--	980,152	(5)	743,040	(6)	--	N/A		--	(3)	2,523,192
Chief Executive Officer, Sportsbet	2018	630,000	(2)	--	611,007	(5)	529,200	(6)	--	N/A		--	(3)	1,770,207
	2017	489,250	(2)	--	778,089	(5)	366,938	(6)	--	N/A		--	(3)	1,634,277

Notes:

(1)	All amounts in respect of compensation received by Gary McGann, Jonathan Hill and Dan Taylor are denominated in Euros. Option-based awards disclosed for each of Jonathan Hill and Dan Taylor represent the fair value of options granted during the applicable periods converted to Euros at an exchange rate of 0.87 Euros to 1 GBP.
(2)	Salary represents the total amount earned for the relevant financial year including, in respect of Gary McGann, fees received by him as a director. Further, Barni Evans received a payment in line with the Australian superannuation scheme which is included within his salary.
(3)	De minimis benefits comprising private medical insurance, life assurance and income protection have been excluded.
(4)	Peter Jackson was appointed as Chief Executive Officer on January 8, 2018. This table does not reflect any fees received by him as a non-executive director until he became Chief Executive Officer in 2018. All amounts in respect of Peter Jackson’s compensation are denominated in GBP.
(5)	These amounts include LTIP grants of nil-cost options pursuant to Flutter’s employee share schemes. These options are subject to various performance measures and other vesting conditions, and have been valued based on the face value of the award on the date of the grant. These awards will vest in line with the performance conditions and therefore may not vest at all.
(6)	This amount is in respect of annual bonuses paid to the applicable named executive officer. Two-thirds of any annual bonus is paid in cash, with the remaining third deferred into Flutter Shares under the DSIP. Any deferred element is released 50% after one year and 50% after two years from the date of grant.
(7)	These amounts represent payments of a cash supplement equal to 15% of salary in lieu of pension contribution payments for Peter Jackson and Jonathan Hill, and 10% of salary in lieu of defined contribution payments for Dan Taylor.
(8)	Jonathan Hill was appointed as Chief Financial Officer on October 22, 2018.
(9)	These amounts are in respect of relocation allowances paid to Jonathan Hill in 2019 and 2018.
(10)	All amounts in respect of compensation received by Barni Evans are denominated in Australian dollars (A$). Option-based awards disclosed for Barni Evans represents the fair value of options granted during the applicable periods converted to Australian dollars at an exchange rate of 0.5 Australian dollars to 1 GBP.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each Named Executive Officer all awards outstanding at December 31, 2019, including awards granted prior to the most recently completed fiscal year.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price	Option expiration date	Value of unexercised in-the-money options (£)(1)		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (£)
(a)	(b)		(c)	(d)	(e)		(f)	(g)
Gary McGann Chair of the Board	--		--	--	--		--	--
Peter Jackson Chief Executive Officer	9,190	(2)(3)	Nil cost	3/11/2025	£847,686		--	--
	27,261	(4)(5)	Nil cost	3/12/2028	£2,514,555	(6)	--	--
	329	(5)(7)	£59.56	5/30/2022	£10,752		--	--
	3,545	(5)(8)	Nil cost	3/11/2026	£326,991		--	--
	37,983	(5)(9)	Nil cost	3/11/2026	£3,503,552	(6)	--	--
Jonathan Hill Chief Financial Officer	14,181	(4)(5)	Nil cost	10/22/2025	£1,308,055	(6)	--	--
	2,006	(2)(10)	Nil cost	10/22/2025	£185,033		--	--
	20,361	(5)(9)	Nil cost	3/11/2026	£1,878,099	(6)	--	--
	286	(5)(11)	€62.74	6/1/2023	€10,770		--	--
Dan Taylor Chief Executive Officer, PPB	2,531	(12)(13)	Nil cost	5/20/2026	£233,459	(6)
	7,886	(5)(14)	Nil cost	3/10/2024	£727,405	(6)	--	--
	581	(5)(15)	Nil cost	3/11/2025	£53,591
	9,691	(4)(5)	Nil cost	3/12/2025	£893,898	(6)	--	--
	2,835	(2)(16)	Nil cost	9/21/2025	£261,500		--	--
	15,283	(5)(9)	Nil cost	3/11/2026	£1,409,704	(6)	--	--
	1,685	(5)(8)	Nil cost	3/11/2026	£155,424		--	--
	22,043	(2)(5)	Nil cost	11/30/2026	£2,033,246		--	--
Barni Evans Chief Executive Officer, Sportsbet	4,646	(5)(14)	Nil cost	3/10/2027	£428,547	(6)	--	--
	6,709	(4)(5)	Nil cost	3/12/2028	£618,838	(6)	--	--
	11,003	(5)(9)	Nil cost	3/11/2029	£1,014,917	(6)	--	--
	1,617	(5)(8)	Nil cost	3/11/2029	£149,152		--	--
	319	(17)(18)	€75.21	6/1/2020	€8,552

Notes:

(1)	Fair value as at December 31, 2019. These values do not include any dividends that have accrued, as accrued dividends are only paid on such options at the time of vesting.
(2)	Flutter Shares underlying options granted pursuant to the RSP.
(3)	Of these options, 6,161 are currently vested but unexercised.

(4)	Flutter Shares underlying options granted in 2018 pursuant to the LTIP.
(5)	None of these options have vested.
(6)	These options have been valued assuming the performance measures to which the vesting of such options is subject have been fully satisfied. These options would lapse in full if performance measures are deemed not to have been met.
(7)	Flutter Shares underlying options granted in 2018 pursuant to the Sharesave Scheme.
(8)	Flutter Shares underlying options granted in 2019 pursuant to the DSIP.
(9)	Flutter Shares underlying options granted in 2019 pursuant to the LTIP.
(10)	Of these options, 1,009 are currently vested but unexercised.
(11)	Flutter Shares underlying options granted in 2019 pursuant to the Sharesave Scheme.
(12)	Flutter Shares underlying options granted in 2016 pursuant to the LTIP.
(13)	These options have vested but are currently unexercised.
(14)	Flutter Shares underlying option granted in 2017 pursuant to the LTIP.
(15)	Flutter Shares underlying options granted in 2018 pursuant to the DSIP.
(16)	These options have vested but are currently unexercised.
(17)	Flutter Shares underlying options granted in 2016 pursuant to the Sharesave Scheme.
(18)	These options have vested but are currently unexercised.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value of the option-based awards which vested during the year ended December 31, 2019.

Name	Option-based awards – Value vested during the year (£)(1)	Share-based awards – Value vested during the year (£)	Non-equity incentive plan compensation -- Value earned during the year (£)(2)
(a)	(b)	(c)	(d)
Gary McGann Chair of the Board	Nil	Nil	Nil
Peter Jackson Chief Executive Officer	271,513	Nil	622,155
Jonathan Hill Chief Financial Officer	76,785	Nil	Nil
Dan Taylor Managing Director UK & Ireland	792,772	Nil	299,280
Barni Evans Sportsbet, Chief Executive Officer	169,174	Nil	264,600

Notes:

(1)	The values of the option-based awards are based on the share price as at the date of vesting.

(2)	This amount is in respect of 2018 annual bonuses paid to the applicable named executive officer in 2019. Two-thirds of any annual bonus is paid in cash, with the remaining third deferred into Flutter Shares under the DSIP. Any deferred element is released 50% after one year and 50% after two years from the date of grant.

For further information regarding the equity-incentive schemes maintained by Flutter and the outstanding options and share awards, refer to Note 18 of the 2019 Financial Statements in the 2019 Annual Report of Flutter incorporated by reference herein.

Pension Arrangements

To provide retirement benefits that are appropriately competitive within the relevant labour market, Flutter pays all Named Executive Officers, with the exception of Gary McGann and Barni Evans, cash in lieu of pension contributions. A cash payment in lieu of a pension contribution of 15% of the applicable salary has been paid to Peter Jackson, and Jonathan Hill, and a cash payment in lieu of a pension contribution of 10% of the applicable salary has been paid to Dan Taylor. Further, Barni Evans received a payment in line with the Australian superannuation scheme which is included within his salary. See “Executive Compensation – Summary Compensation Table”.

For further information concerning Flutter’s pension arrangements, refer to Note 1 and 19 of the 2019 Financial Statements in the 2019 Annual Report of Flutter incorporated by reference herein.

Termination and Change of Control Benefits

Flutter’s policy for services agreements, change of control provisions and loss of office is described in the Directors’ Remuneration Policy. The service agreements for the Named Executive Officers set out below are in line with the terms described in the Directors’ Remuneration Policy, except Gary McGann. As an independent director of Flutter, Mr. McGann has not entered into an individual service agreement with Flutter in line with the terms described in the Directors’ Remuneration Policy.

The following table presents, for each Named Executive Officer, incremental payments and other benefits to which they would be entitled under their respective employment agreements (where those amounts can be quantified), assuming that the termination scenarios described below occurred on December 31, 2019. The final treatment of awards in specific circumstances remains subject to the discretion of the Remuneration Committee.

Name	Termination Scenario	Base Salary (£)(1)		Share-based and Option-based Awards (£)(2)	All Other Compensation (£)(3)		Total Incremental Payment (£)(4)
Gary McGann Chair of the Board	Ill health or disability, redundancy, retirement	Nil		Nil	Nil		Nil
	Death	Nil		Nil	Nil		Nil
	Change of Control	Nil		Nil	Nil		Nil
	All Other Reasons	Nil		Nil	Nil		Nil
Peter Jackson Chief Executive Officer	Ill health or disability, redundancy, retirement	740,160		0 - 3,620,139	1,332,288		5,692,587
	Death	740,160		0 - 3,620,139	1,332,288		5,692,587
	Change of Control	740,160		0 - 3,620,139	1,332,288		5,692,587
	All Other Reasons	740,160		Nil	Nil		740,160
Jonathan Hill Chief Financial Officer	Ill health or disability, redundancy, retirement	482,172		0 - 689,344	867,910		2,039,427
	Death	482,172		0 - 689,344	867,910		2,039,427
	Change of Control	482,172		0 - 689,344	867,910		2,039,427
	All Other Reasons	482,172		Nil	Nil		482,172
Dan Taylor Chief Executive Officer, PPB	Ill health or disability, redundancy, retirement	226,200	(5)	0 - 3,994,329	271,440	(5)	4,491,969
	Death	226,200	(5)	0 - 3,994,329	271,440	(5)	4,491,969
	Change of Control	226,200	(5)	0 - 3,994,329	271,440	(5)	4,491,969
	All Other Reasons	226,200	(5)	Nil	Nil		226,200
Barni Evans Chief Executive Officer, Sportsbet	Ill health or disability, redundancy, retirement	300,000	(6)	0 - 1,132,384	3600,000	(6)	1,792,384
	Death	300,000	(6)	0 - 1,132,384	360,000	(6)	1,792,384
	Change of Control	300,000	(6)	0 - 1,132,384	360,000	(6)	1,792,384
	All Other Reasons	300,000	(6)	Nil	Nil		300,000

Notes:

(1)	Base salary as at December 31, 2019 converted into GBP.

(2)	Based on the share price of the Flutter Shares on the LSE as at December 31, 2019. Figures represent the range of option-based awards payable, assuming no satisfaction of performance criteria and full satisfaction of performance criteria.

(3)	Figures represent the maximum bonus that could be received.

(4)	Figures are totaled using the maximum amounts receivable by each Named Executive Officer.

(5)	The services agreement of Mr. Taylor provides for a severance period of 6 months. The figures therefore represent his respective entitlement to base salary and other compensation for a period of 6 months.

(6)	The services agreement of Mr. Evans provides for a severance period of 9 months. The figures therefore represent his respective entitlement to base salary and other compensation for a period of 9 months.

Director Compensation

The following table sets forth information concerning the compensation paid to the non-executive directors of Flutter (excluding Gary McGann) for the year ended December 31, 2019.

Name(1)	Fees earned (£)	Share- based awards (£)	Option- based awards (£)	Non-equity incentive plan compensation (£)	Pension value (£)	All other compensation (£)	Total (£)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Jan Bolz	79,000	--	--	--	--	--	79,000
Zillah Byng-Thorne	97,000	--	--	--	--	--	97,000
Michael Cawley	101,000	--	--	--	--	--	101,000
Nancy Cruickshank	50,000						50,000
Ian Dyson	90,000	--	--	--	--	--	90,000
Andrew Higginson	20,000						20,000
Peter Rigby	80,000	--	--	--	--	--	80,000
Emer Timmons	79,000	--	--	--	--	--	79,000

Note:

(1)	For a discussion of the compensation paid to Gary McGann, please refer to “Compensation Discussion and Analysis - Summary Compensation Table” above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers or any of their respective associates or affiliates are or have been indebted to Flutter or any of its subsidiaries, either in connection with the purchase of securities or otherwise, nor any of the aforementioned individuals are or have been indebted to another entity which indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar merger or understanding provided by Flutter or any of its subsidiaries.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Audit Committee Disclosure

Audit Committee’s Charter

The complete text of the charter of Flutter’s audit committee (the “Audit Committee”) is attached as Schedule C hereto. For further information regarding the Audit Committee, refer to the Audit Committee Report in the 2019 Annual Report of Flutter incorporated by reference herein.

External Auditor Service Fees (By Category)

The table below provides disclosure of the services provided by Flutter’s external auditors in fiscal 2018 and fiscal 2019, dividing the services into the categories of work performed. Figures are presented in millions of GBP.

Type of Work	2019 Fees	2018 Fees
Audit Fees(1)	1.1	0.6
Audit Related Services and Other Assurance Services Fees(2)	0.1	0.2
Tax Fees(3)	--	0.1
All Other Fees(4)	0.3	-
Total	1.5	0.9

Notes:

(1)	“Audit Fees” refers to the aggregate fees billed in each of the last two fiscal years by Flutter’s auditors for audit fees.
(2)	“Audit Related Services and Other Assurance Services Fees” refers to the aggregate fees billed in each of the last two fiscal year by Flutter’s auditors for assurance related services that are reasonably related to the performance of the audit or review of Flutter’s financial statements that are not reported as Audit Fees in the above table. Such services include review procedures on the Flutter’s half-year results and certain agreed upon procedures on various regulatory returns.
(3)	“Tax Fees” refers to the aggregate billed in each of the last two fiscal years by Flutter’s auditors for services rendered for tax compliance, tax advice and tax planning. Such services include miscellaneous tax advice.
(4)	“All Other Fees” refers to all other fees billed in each of the last two fiscal years by Flutter’s auditors for services rendered. Such services include those related to Flutter’s acquisition of The Stars Group.

Board Mandate

The Flutter Board has overall responsibility for the leadership, control and oversight of Flutter and, following completion of the Arrangement, the Combined Group. Responsibility for the day-to-day management of Flutter has been delegated by the Flutter Board to executive management. This delegation is effected through the Chief Executive Officer, who is accountable to the Flutter Board. The functions of Chair and Chief Executive Officer are not combined and both roles’ responsibilities are clearly divided. A number of responsibilities of the Flutter Board are delegated to sub-committees of the Flutter Board, details of which are set out below.

The Flutter Board has overall responsibility for Flutter’s objectives; strategy; annual budgets; major acquisitions and capital projects; treasury policy and succession. It sets governance policies, ensures implementation thereof and monitors and reviews evolving governance best-practice. It defines the roles and responsibilities of the Chair, Chief Executive Officer, other directors and the Flutter Board sub-committees. In addition, the Flutter Board approves the interim management statements, half-yearly and annual financial statements, reviews Flutter’s systems of internal control and approves any significant changes in accounting policies. The Flutter Board approves all resolutions and related documentation put before shareholders at general meetings. The Flutter Board also sets Flutter’s dividend policy, approves the interim dividend and recommends the final dividend. With effect from completion of the Arrangement, the Flutter Board will have overall responsibility for the Combined Group’s objectives, strategy, annual budgets, major acquisitions and capital projects, treasury policy and succession.

The full text of the Flutter Board’s written mandate is attached as Schedule D hereto.

Corporate Governance Disclosure

For a discussion of Flutter’s corporate governance practices, including a discussion of the Flutter Boards’ independence, outside board membership, attendance record and orientation and continuing education practices, Flutter’s Director and executive position descriptions, Flutter’s Code of Ethics, Flutter’s Director nomination practices, and other corporate governance maters, the refer to “Corporate Governance Framework, Roles and Responsibilities” in the 2019 Annual Report of Flutter incorporated by reference herein.

Diversity

Flutter has adopted a formal written Board Diversity Policy that is available on Flutter’s website at https://www.flutter.com/investors/corporate-governance.

The Nomination Committee, which is responsible for recommending director nominees to the Flutter Board, will consider candidates based on merit with consideration given to objective criteria including the benefits of diversity, in its widest sense, of gender, age, experience, social and ethnic backgrounds, cognitive and personal strengths, professional background, skills and international experience on the Board.

Pursuant to the Board Diversity Policy, the Flutter Board has adopted a target of thirty-three percent (33%) female representation on the Flutter Board by 2020. In addition, the Nomination Committee considers the level of representation of women on the Board by ensuring that at least fifty percent (50%) of the slate of candidates for Non-Executive Director consideration are female.

The Board’s progress against these objectives can be found in the 2019 Annual Report of Flutter incorporated by reference herein.

RISK FACTORS

For a discussion of risk factors that affect operating results, financial conditions and prospects of Flutter refer to the risks factors described in the “Understanding and Managing Our Principal Risks” section for the 2019 Annual Report incorporated by reference herein. In addition to the risks factors that affect Flutter, for a discussion of the risk factors affecting the Combined Group, following completion of the Arrangement, refer to the section entitled “Risk Factors” in Appendix L.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this Information Circular, there is no material interest, direct or indirect, of: (i) any director or executive officer of Flutter; (ii) any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Flutter Shares; or (iii) any affiliate of the persons or companies referred to above in (i) or (ii), in any transaction within the three years before the date of this Information Circular that has materially affected or is reasonably expected to materially affect Flutter.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

KPMG Chartered Accountants, located at 1 Stokes Place, St. Stephen’s Green, Dublin 2, D02 DE03, Ireland, are the auditors of Flutter and are independent with respect to Flutter as required by Irish Law, including in particular pursuant to Chapter 15 of the Companies (Statutory Audits) Act 2018 of Ireland and in accordance with ethical requirements in Ireland including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority as applied to public interest entities. KPMG Chartered Accountants were re-appointed as auditors of Flutter on May 18, 2018.

The consolidated financial statements of Flutter incorporated by reference in this Information Circular have been audited by KPMG Chartered Accountants for the years ended December 31, 2019 and December 31, 2018 and KPMG LLP for the year ended December 31, 2017, as stated in their reports which are also incorporated herein by reference. As at February 26, 2020, KPMG Chartered Accountants was not required by securities legislation to enter, and had not entered, into a participation agreement with the Canadian Public Accountability Board. An audit firm that enters into a participation agreement is subject to the oversight program of the Canadian Public Accountability Board.

Transfer Agents, Registrars, Trustees or Other Agents

The registrar for the Flutter Shares is Link Asset Services of Link Registrars Limited located at 2 Grand Canal Square, Dublin 2 D02 A342, Ireland.

MATERIAL CONTRACTS

Set out below is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Flutter or any member of Flutter is a party, for the two years immediately preceding the date of this Information Circular as well as a summary of any other contract (not being a contract entered into in the ordinary course of business) entered into by any member of Flutter which contains any provision under which any member of Flutter has any obligation or entitlement which is material to Flutter as at the date of this Information Circular.

Confidentiality Agreement

In connection with the Arrangement, Flutter and The Stars Group entered into a mutual confidentiality agreement dated August 5, 2019 pursuant to which each of Flutter and The Stars Group has undertaken to keep certain information relating to the Arrangement and the other party confidential and not to disclose it to third parties (other than to permitted disclosees) unless required by law or regulation.

Arrangement Agreement

Flutter and The Stars Group entered into the Arrangement Agreement on October 2, 2019 in connection with the Arrangement. See “Summary of Arrangement Agreement” in the Information Circular.

Voting Support Agreement

Each member of the Board has entered into voting support agreements with Flutter under which they have agreed, subject to certain termination rights, to vote the Common Shares held by them in favour of the Arrangement Resolution at the Meeting in respect of their own beneficial holdings totalling approximately 0.11% of the issued and outstanding Common Shares as at March 25, 2020. Flutter has also entered into a voting support agreement with each of Caledonia (Private) Investments Pty Limited and ValueAct Holdings LLP under which they have each agreed, subject to certain termination rights, to vote all of the Common Shares held by them in favour of the Arrangement Resolution at the Meeting, representing in total approximately 23.33% of the existing issued Common Shares as at March 25, 2020.

The directors of Flutter have entered into voting support agreements with The Stars Group under which they have agreed, subject to certain termination rights, to vote the Flutter Shares held by them in favour of the Arrangement in the relevant resolutions at the Flutter Meeting in respect of their own beneficial holdings totalling 20,552 Flutter Shares representing approximately 0.03% of existing issued Flutter Shares as at March 25, 2020.

Finance Agreements

Revolving Credit Facility Agreement

Flutter and certain of its subsidiaries entered into a revolving credit facility agreement originally dated May 18, 2015 with Barclays Bank PLC as co-ordinating mandated lead arranger, Barclays Bank PLC and Lloyds Bank plc as mandated lead arrangers, Lloyds Bank plc as agent and the financial institutions specified therein as original lenders, as amended and restated pursuant to the terms of amendment and restatement agreements dated April 26, 2018 and May 10, 2019 (the “Revolving Credit Facility Agreement”). Pursuant to the current terms of the Revolving Credit Facility Agreement, Flutter can avail of a multicurrency revolving credit facility in an aggregate amount of up to £450 million to fund the general corporate purposes of Flutter. The term of the revolving credit facility expires on April 26, 2023, however, Flutter intends to prepay and cancel the facility made available under the Revolving Credit Facility Agreement on the Effective Date (at which point the facilities under the TLA/RCF Facilities Agreement (please see below) are expected to be available).

The Revolving Credit Facility Agreement contains customary representations, undertakings, events of default and prepayment events. Financial covenants apply and are tested twice yearly. Interest is payable at the end of each interest period in respect of the amounts then drawn under the Revolving Credit Facility Agreement and is calculated as the percentage rate per annum which is the aggregate of a margin plus EURIBOR (in the case of a loan in euro), BBSY Bid (in the case of a loan in Australian dollars) or LIBOR (in relation to any other loan). The margin is subject to a margin ratchet based on the ratio of consolidated net borrowings of the Flutter Group to consolidated EBITDA (pre-IFRS 16) of the Flutter Group. Commitment fees are chargeable in respect of undrawn commitments and the fee is based on a percentage of the applicable margin. Default interest is chargeable in respect of amounts due but unpaid, as is customary.

Term Loan Facility Agreement

Flutter and certain of its subsidiaries entered into a £250 million term loan facility agreement dated May 10, 2019 arranged by Barclays Bank Ireland PLC, Lloyds Bank plc, Banco Santander S.A., London Branch, National Australia Bank Limited, Allied Irish Banks, plc, Ulster Bank Ireland Designated Activity Company and The Governor and Company of the Bank of Ireland as mandated lead arrangers, Lloyds Bank plc as agent and the financial institutions specified therein as original lenders (the “Term Loan Facility Agreement”). The term loan facility is made available for an original term of 18 months with two extension options available to Flutter to extend the term for up to an additional 12 month period, at the absolute discretion of the lenders. The term loan facility is made available to fund the general corporate purposes of the Flutter Group, however, Flutter intends to prepay and cancel the facility made available under the Term Loan Facility Agreement on the Effective Date (at which point the facilities under the TLA/RCF Facilities Agreement (please see below) are expected to be available).

The Term Loan Facility Agreement contains customary representations, undertakings, events of default and prepayment events. The cash proceeds (net of fees and properly incurred transaction costs and expenses) of any debt capital markets issue received by any member of the Flutter Group must be applied in prepayment of the term loan facility. Financial covenants apply and are tested twice yearly. Interest is payable at the end of each interest period in respect of the amount drawn under the Term Loan Facility Agreement and is calculated as the percentage rate per annum which is the aggregate of a margin plus LIBOR. The margin is subject to gradual increase throughout the term and extended term of the Term Loan Facility Agreement. Default interest is chargeable in respect of amounts due but unpaid, as is customary.

TLA/RCF Facilities Agreement

Flutter and certain of its subsidiaries entered into a £1,300,000,000 term loan and revolving credit facilities agreement dated March 11, 2020 arranged by Banco Santander S.A., London Branch and National Westminster Bank plc as global coordinators and Banco Santander, S.A., London Branch, Ulster Bank Ireland Designated Activity Company, Barclays Bank plc, Deutsche Bank AG, London Branch, and J.P. Morgan Securities plc as mandated lead arrangers, Lloyds Bank plc as agent, and the financial institutions specified therein as original lenders (the “TLA/RCF Facilities Agreement”). The term loan and revolving credit facilities made available under the TLA/RCF Facilities Agreement are contingent on completion of the Arrangement and repayable in full on the fifth anniversary of the first utilisation of those facilities (which is expected to be the Effective Date). The term loan facility is made available for the refinancing of existing indebtedness of the Flutter Group and the TSG Group and the payment, in each case, of related fees, costs and expenses. The revolving credit facility is made available for the general corporate purposes of the Flutter Group (including, once fully combined, the TSG Group) including, but not limited to, refinancing existing financial indebtedness of the borrowers and guarantors.

The TLA/RCF Facilities Agreement contains customary representations, undertakings, events of default and prepayment events. A net total leverage ratio financial covenant applies and is tested twice-yearly. Interest is payable at the end of each interest period in respect of the amounts drawn under either facility and is calculated as the percentage rate per annum which is the aggregate of a fixed margin plus EURIBOR (in the case of loans denominated in euro), BBSY Bid (in the case of loans denominated in Australian dollars) or LIBOR (in relation to any other loan). Default interest is chargeable in respect of amounts due but unpaid, as is customary.

Acquisition of a controlling stake in Adjarabet

On January 31, 2019, Atlas Holdings LLC, a wholly owned subsidiary of Flutter entered into a sale and purchase agreement with, amongst others, City Loft LLC for the acquisition by Atlas Holdings from City Loft LLC of a 51% stake in Atlas LLC, a holding company for the Adjarabet business. The initial cash consideration paid by the Flutter Group for the 51% stake was £101 million, subject to a working capital adjustment. At the same time, Atlas Holdings LLC entered into a shareholders agreement with, amongst others, City Loft LLC which included both (i) arrangements for the on-going governance of the Adjarabet business, including certain customary minority protections for City Loft LLC as well as certain obligations and restrictions on the parties in respect of their holdings in Atlas LLC and (ii) a mechanism, consisting of call and put options, which enables the Flutter Group (via Atlas Holdings LLC) to acquire the remaining 49% of Atlas LLC after a period of approximately three years (extendable with the agreement of both parties) at a valuation equivalent to seven times the 2021 EBITDA of the Adjarabet business, adjusted for net debt. The call/put option consideration can be settled, at Flutter election, in cash or Flutter Shares (at the prevailing mid-market price).

The call/put option consideration can be settled, at Flutter election, in cash or Flutter Shares (at the prevailing mid-market price).

The terms of the acquisition contained customary protections for Atlas Holdings LLC, including certain indemnities as well as customary warranties and representations from City Loft LLC as well as certain post-closing protective covenants including a restrictive covenant and non-solicit obligations given by City Loft LLC to Atlas Holdings LLC for a period of two years.

Acquisition of a controlling stake in FanDuel

On May 23, 2018, July 10, 2018 and October 17, 2018, TSE Holdings Limited, a wholly owned subsidiary of Flutter, entered into certain agreements, including a stockholder agreement, a limited liability company agreement and an investor members agreement (including amendments to certain of such agreements) with, amongst others, Fastball, Boyd and FanDuel Group Parent LLC, pursuant to which Flutter’s US business was merged with the FanDuel business. The Flutter Group also agreed to make a cash contribution to the FanDuel Group of $158 million for the purposes of paying down debt and providing working capital. The merger was conditional on certain regulatory approvals and was completed on July 10, 2018. Following certain amendments to these agreements, the proportions of equity ownership of FanDuel Group Parent LLC as between TSE Holdings Limited, Fastball and Boyd was approximately 58%, 37% and 5% respectively. These agreements (as amended) contain arrangements for the on-going governance of the FanDuel business, including certain minority protections for Fastball and Boyd as well as certain obligations and restrictions on the parties in respect of their holdings in FanDuel Group Parent LLC. The agreements also contain mechanisms, consisting of put and call options, which enable the Flutter Group (via TSE Holdings Limited) to acquire the remaining approximately 42% of FanDuel Group Parent LLC. In the case of the 37% owned by Fastball Holdings LLC, the put and call options expire in July 2021 (as to 18.5%) and July 2023 (as to the remaining 18.5%); in the case of the 5% owned by Boyd, the put and call options expire in August 2028. The consideration payable by TSE Holdings Limited will be calculated by reference to the prevailing market value of the FanDuel business at the relevant times and can be settled, at Flutter’s election, either in cash or Flutter Shares (at the prevailing mid-market price).

Certain term sheet agreements in connection with the Combined Group’s US business

On October 2, 2019, in connection with and conditional upon completion of the Arrangement, Flutter entered into the Term Sheets, with amongst others, FSG Services LLC, a wholly-owned subsidiary of FOX Sports, Fastball and Boyd (the “Term Sheets”). Under the Term Sheets:

•	FSG Services LLC has the right to acquire from Flutter an approximate 18.5% equity interest in FanDuel Group Parent LLC at its market value in 2021 (structured as a 10-year option from 2021, subject to a carrying value adjustment);

•	Fastball and Boyd have the rights to a total payment from Flutter of 12.5% of the increase in the market value of the FOX Bet business between completion of the Arrangement and the exercise of Flutter’s option to acquire Fastball’s remaining equity interest in FanDuel Group Parent LLC in July 2023 (subject to a carrying value adjustment);

•	all parties have committed to discuss options for further alignment between the US businesses of Flutter and The Stars Group prior to completion of the Arrangement; and

•	each of FSG Services LLC, Fastball and Boyd have waived the exclusivity provisions that formed part of the existing contractual arrangements in relation to the US subsidiaries of Flutter and The Stars Group.

EXPERTS

The Consolidated Financial Statements of Flutter accompanying the 2019 Annual Report of Flutter incorporated by reference and attached as Schedule A to this Appendix K, as applicable, have been audited by KPMG Chartered Accountants, as set forth in their report thereon, included therein and incorporated herein by reference given on the authority of such firm as experts in auditing and accounting. See “Auditors” above.

Documents Incorporated by Reference

The 2019 Annual Report of Flutter is specifically incorporated by reference into, and forms an integral part of, this Information Circular. The 2019 Annual Report of Flutter has been filed with the FCA by Flutter and is posted on its website at www.flutter.com. For the purposes of this Information Circular the 2019 Annual Report of Flutter has been filed by The Stars Group on its SEDAR profile at www.sedar.com under “Other Documents”.

Any statement contained in this Information Circular or in a document incorporated by reference in this Information Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Information Circular except as so modified or superseded.

Schedule A

2018 FINANCIAL STATEMENTS AND 2017 FINANCIAL STATEMENTS

(See attached)

K-A-1

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF PADDY POWER BETFAIR PLC

Opinion

We have audited the Group and Company financial statements of Paddy Power Betfair plc (the “Company’) for the year ended 31 December 2018 set out on pages 107 to 185, which comprise the consolidated income statement, the consolidated statement of other comprehensive income, the consolidated statement of financial position, the consolidated statement of cash flows, the consolidated statement of changes in equity, the company statement of financial position, the company statement of cash flows, the company statement of changes in equity, and related notes, including the summary of significant accounting policies set out in note 2. The financial reporting framework that has been applied in their preparation is Irish Law and International Financial Reporting Standards (IFRS) as adopted by the European Union and, as regards the Company financial statements, as applied in accordance with the provisions of the Companies Act 2014.

In our opinion:

•	the financial statements give a true and fair view of the assets, liabilities and financial position of the Group and Company as at 31 December 2018 and of the Group’s profit for the year then ended;

•	the Group financial statements have been properly prepared in accordance with IFRS as adopted by the European Union;

•	the Company financial statements have been properly prepared in accordance with IFRS as adopted by the European Union, as applied in accordance with the provisions of the Companies Act 2014; and

•	the Group and Company financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section of our report. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion. Our audit opinion is consistent with our report to the audit committee.

We were re-appointed as auditor to Paddy Power Betfair plc by the Directors on 18 May 2018. The period of total uninterrupted engagement is for the financial year ended 31 December 2018. Prior to 18 May 2018, KPMG LLP, the UK member firm of KPMG, was the auditor to Paddy Power Betfair plc having served as auditor for the two financial years ended 31 December 2017. KPMG in Ireland previously served as auditor to Paddy Power plc (subsequently renamed to Paddy Power Betfair plc) for 14 uninterrupted financial years. We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with ethical requirements in Ireland including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority (“IAASA”) as applied to listed public entities. No non-audit services prohibited by that standard were provided.

Key audit matters: our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In arriving at our audit opinion above, the key audit matters, in decreasing order of audit significance, were as follows:

Revenue recognition: £1,873 million (2017: £1,745 million)

The Audit Committee Report: page 67 Accounting policy: pages 115 and 116 Note 3 to the Group financial statements: pages 122 to 124

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-2

The key audit matter

The Group has a number of income streams across its online and retail operations which are predominantly driven by cash and credit card transactions. The accuracy and completeness of the amounts recognised from these income streams is largely dependent on the effectiveness of the operational and fraud-related controls in place in the Group’s IT systems that aim to correctly calculate appropriate wins and losses and commission revenues, as applicable, alongside customer funds. It is also dependent on core finance processes and controls accurately reporting on and reconciling these transactions.

Revenue streams for the vast majority of the Group’s products are computed on highly-complex IT systems, with a number of different bases for calculating revenue. There are in excess of 1 billion transactions each year, all requiring a correct IT outcome. There is a risk that a system may not be configured correctly from the outset such that winning and losing bets or commissions are calculated incorrectly, that the systems do not interface correctly from the customer facing systems through to the financial information systems and that unauthorised changes may be made to any of these systems, which may result in the misstatement of revenue.

The calculation of revenue from the IT systems links directly to the reconciliation of funds between customer and corporate accounts and as such customer funds must be appropriately managed and safeguarded. There is a risk that winning and losing bets or commissions are not calculated correctly and consequently a risk that the revenue to be transferred from the customer accounts in the ring-fenced trust to Paddy Power Betfair corporate accounts could be misstated.

How the matter was addressed in our audit

Our procedures when relevant to the Group or Parent Company included, among others:

•	Obtaining and documenting our understanding of the data capture and processing process, including testing the configuration of the system which monitors the information transfer between key IT systems and evaluating whether it is operating effectively.

•	We tested general IT controls to ensure the relevant IT environments supporting the revenue processes and financial reporting systems have appropriate controls which support IT automated processes and controls. These include access rights to programs and data, program change and development and computer operations, specifically: evaluating account set-up and termination; password settings; user access recertification; privileged user access management; program change and development process controls; and job processing.

•	We tested processes and controls over customer account set-up, cash deposits and withdrawals from customer accounts.

•	We tested controls over the capture of initial bets, their allocation between different products and their processing through the system to recognition as revenue or in the appropriate customer account.

•	We tested the effectiveness of the controls at a sample of retail betting shops in the Republic of Ireland and United Kingdom by undertaking site visits.

•	We traced bets placed on live-betting environments from the customer-facing systems to the data warehouse and then from the data warehouse to the financial information systems to assess whether that information is passed appropriately from one system to another.

•	We obtained external confirmation of the clients funds held in the client trust and reconciled the obtained bank balance confirmation to the customers’ betting accounts.

•	We assessed the appropriateness of cash transferred from the client trust accounts to corporate cash by reconciling the total revenue amounts reported by key IT systems to the amounts transferred from the client funds to corporate cash and agreement of sample of these settlements to the relevant bank information.

•	Using Data Analytics, we recalculated a sample of commission rates charged during the year, at an event level, and identified rates for further examination which were outside the ranges described on the Exchange terms and conditions.

•	We recalculated premium charges for a sample of customers during the year ensuring all charges were applied as described on the Exchange terms and conditions.

•	We considered any reports issued by the Group’s Internal Audit function during the year on revenue related processes.

•	We performed substantive analytical procedures over the significant revenue streams and tested the inclusion of income in the appropriate period.

•	We tested a sample of bets placed around year end for events which had occurred ensuring the revenue was appropriately recorded. We also tested a sample of open bets at year end ensuring the event had not yet occurred and ensured the bet was correctly recorded as an open bet at year end.

•	We also considered the adequacy of disclosures in respect of revenue recognition.

•	Based on evidence obtained we found that revenue recognition is appropriate.

They key audit matter above was the only one applicable to the Parent Company.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-3

INDEPENDENT AUDITOR’S REPORT CONTINUED

TO THE MEMBERS OF PADDY POWER BETFAIR PLC

Tax provisioning

The Audit Committee Report: page 67 Accounting policy: page 120 Notes 8 and 30 to the Group financial statements: pages 128 and 159

The key audit matter

For some markets in which the Group now operates or operated in the past, the tax regulations dealing specifically with online gaming might not yet be formed, is unclear or continues to evolve, requiring the Directors to exercise a level of judgement surrounding the interpretation and application of local and international tax laws which may differ from the relevant tax authorities. This may result in significant judgements in the quantification of provisions or contingent liabilities for gaming and other indirect taxes in countries where the tax regulations do not exist or are unclear, the volatility of which could have a significant impact on the financial statements, particularly if there is a retrospective element applied to taxes. Where tax regulations exist in certain jurisdictions, the Group must adhere to the operating guidelines within these jurisdictions, such that taxes do not become payable elsewhere. These regulations require Directors to make judgements in relation to international income tax laws including transfer pricing, point of consumption tax and controlled foreign companies.

How the matter was addressed in our audit

Our procedures included, among others:

•	Obtaining and documenting our understanding of the process around tax provisioning and testing the design and implementation of the relevant controls therein.

•	We assessed the accuracy and existence of any significant tax provisions by having discussions with management’s legal and tax advisors and obtaining correspondence from the Group’s external counsel, including formal confirmations.

•	With the assistance of our tax specialists;

•	we assessed the Group’s tax positions and correspondence with the relevant tax authorities;

•	we evaluated the methodology applied by the Directors in relation to the recognition of direct and indirect tax liabilities; and

•	we evaluated and challenged the assumptions underpinning the measurement and recognition of such amounts.

•	We tested a sample of the Group’s indirect and direct taxes calculations by reference to the relevant income streams and underlying tax rates.

•	We assessed the adequacy of the Group’s disclosures in respect of tax and uncertain tax positions.

•	Based on evidence obtained, we found that the treatment of the tax provisions and associated disclosures were appropriate.

Our application of materiality and an overview of the scope of our audit

Materiality for the Group financial statements as a whole was set at £10.4 million, determined with reference to a benchmark of Group profit before tax, of which it represents 5%.

Materiality for the parent company financial statements as a whole was set at £7.8 million, determined with reference to a benchmark of total assets and chosen to be lower than materiality for the Group financial statements as a whole. It represents 0.1% of total assets.

We agreed to report to the Audit Committee any corrected or uncorrected identified misstatements exceeding £520,000, in addition to other identified misstatements that warranted reporting on qualitative grounds.

Of the Group’s 4 reporting components, we subjected two to full scope audits for Group purposes.

The components within the scope of our work accounted 90% of Group revenues, 98% of Group net assets and 92% of Group profit before taxation.

The remaining 10% of total Group revenues and 8% of Group profit before tax is represented by two reporting components. For these residual components, we performed analysis at an aggregated Group level to re-examine our assessment that there were no significant risks of material misstatement within these.

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group team approved the component materiality, which was £4 million, having regard to the mix of size and risk profile of the Group across the components. The work on one of the two in-scope components was performed by component auditors in Australia and the rest, including the audit of the parent company, was performed by the Group team.

The Group team held teleconference meetings with the Australian component to assess the audit risk and strategy. The Group team also held teleconference meetings at the conclusion of their fieldwork to discuss the findings reported to the Group team in more detail. The Group team also carried out a detailed file review of the Australian component audit workpapers.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-4

We have nothing to report on going concern

We are required to report to you if:

•	we have anything material to add or draw attention to in relation to the directors’ statement in note 2 to the financial statements on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and Company’s use of that basis for a period of at least twelve months from the date of approval of the financial statements; or

•	if the related statement under the Listing Rules set out on page 99 is materially inconsistent with our audit knowledge.

We have nothing to report in these respects.

Other information

The directors are responsible for the other information presented in the Annual Report together with the financial statements. The other information comprises the information included in the directors’ report and strategic report. The financial statements and our auditor’s report thereon do not comprise part of the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Based solely on our work on the other information:

•	we have not identified material misstatements in the directors’ report;

•	in our opinion, the information given in the directors’ report is consistent with the financial statements;

•	in our opinion, the directors’ report has been prepared in accordance with the Companies Act 2014.

Disclosures of principal risks and longer-term viability

Based on the knowledge we acquired during our financial statements audit, we have nothing material to add or draw attention to in relation to:

•	the Understanding and Managing our Principal Risks disclosures describing these risks and explaining how they are being managed and mitigated;

•	the directors’ confirmation within the Directors’ Report on page 99 that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency and liquidity; and

•	the directors’ explanation in the Directors’ Report of how they have assessed the prospects of the Group, over what period they have done so and why they considered that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Other corporate governance disclosures

We are required to address the following items and report to you in the following circumstances:

Fair, balanced and understandable

If we have identified material inconsistencies between the knowledge we acquired during our financial statements audit and the directors’ statement that they consider that the Annual Report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;

Report of the Audit Committee

If the section of the Annual Report describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee;

Statement of compliance with UK Corporate Governance Code

If the directors’ statement does not properly disclose a departure from provisions of the UK Corporate Governance Code specified by the Listing Rules for our review.

We have nothing to report in these respects.

In addition as required by the Companies Act 2014, we report, in relation to information given in the Corporate Governance Statement on pages 54 and 55, that:

•	based on the work undertaken for our audit, in our opinion, the description of the main features of internal control and risk management systems in relation to the financial reporting process is consistent with the financial statements and has been prepared in accordance with the Act;

•	based on our knowledge and understanding of the Company and its environment obtained in the course of our audit, we have not identified any material misstatements in that information; and

•	the Corporate Governance Statement contains the information required by the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017.

We also report that, based on work undertaken for our audit, other information required by the Act is contained in the Corporate Governance Statement.

Directors’ Remuneration Report

In addition to our audit of the Financial Statements, the Directors have engaged us to audit the information in the Directors’ Remuneration Report that is described as having been audited, which the Directors have decided to prepare as if the company were required to comply with the requirements of Schedule 8 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008 No. 410) made under the UK Companies Act 2006.

In our opinion the part of the Directors’ Remuneration Report which we were engaged to audit has been properly prepared in accordance with Schedule 8 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made under the UK Companies Act 2006, as if those requirements were to apply to the Company.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-5

INDEPENDENT AUDITOR’S REPORT CONTINUED

TO THE MEMBERS OF PADDY POWER BETFAIR PLC

Our opinions on other matters prescribed by the Companies Act 2014 are unmodified

We have obtained all the information and explanations which we consider necessary for the purpose of our audit.

In our opinion, the accounting records of the Group and Company were sufficient to permit the Group financial statements and the Company statement of financial position to be readily and properly audited and the Group and Company’s statement of financial position and the Group’s profit and loss account is in agreement with the accounting records.

We have nothing to report on other matters on which we are required to report by exception

The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures of directors’ remuneration and transactions required by Sections 305 to 312 of the Act are not made.

The Listing Rules of the Irish Stock Exchange and the UK Listing Authority require us to review:

•	the Directors’ Statement, set out on page 99 in relation to going concern and longer-term viability;

•	the part of the Corporate Governance Statement on pages 54 to 55 relating to the Company’s compliance with the provisions of the UK Corporate Governance Code and the Irish Corporate Governance Annex specified for our review; and

•	certain elements of disclosures in the report to shareholders by the Board of Directors’ remuneration committee.

Respective responsibilities and restrictions on use

Directors’ responsibilities

As explained more fully in their statement set out on page 101, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud, other irregularities or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. The risk of not detecting a material misstatement resulting from fraud or other irregularities is higher than for one resulting from error, as they may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control and may involve any area of law and regulation and not just those directly affecting the financial statements.

A fuller description of our responsibilities is provided on IAASA’s website at https://www.iaasa.ie/getmedia/b2389013-1cf6-458b-9b8f-a98202dc9c3a/Description_of_auditors_responsiblities_for_audit.pdf

The purpose of our audit work and to whom we owe our responsibilities

Our report is made solely to the Company’s members, as a body, in accordance with Section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for our report, or for the opinions we have formed.

C. Mullen

for and on behalf of KPMG

Chartered Accountants, Statutory Audit Firm

1 Stokes Place

St. Stephen’s Green

Dublin 2

5 March 2019

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-6

CONSOLIDATED INCOME STATEMENT

YEAR ENDED 31 DECEMBER 2018

		Before	Separately		Before	Separately
		separately	disclosed		separately	disclosed
		disclosed	items		disclosed	items
		items	(Note 4)	Total	items	(Note 4)	Total
		2018	2018	2018	2017	2017	2017
	Note	£m	£m	£m	£m	£m	£m
Continuing operations

Revenue	3	1,873.4	–	1,873.4	1,745.4	–	1,745.4
Cost of sales		(469.9)	–	(469.9)	(405.4)	–	(405.4)
Gross profit		1,403.5	–	1,403.5	1,340.0	–	1,340.0

Operating costs excluding depreciation, amortisation and impairment		(952.5)	(28.0)	(980.5)	(866.8)	(7.4)	(874.2)
EBITDA[1]		451.0	(28.0)	423.0	473.2	(7.4)	465.8

Depreciation and amortisation		(90.5)	(100.7)	(191.2)	(81.3)	(134.5)	(215.8)
Impairment		–	(27.2)	(27.2)	–	–	–
Operating profit		360.5	(155.9)	204.6	391.9	(141.9)	250.0

Financial income	6	3.9	17.7	21.6	1.7	–	1.7
Financial expense	6	(7.5)	–	(7.5)	(5.1)	–	(5.1)
Profit before tax		356.9	(138.2)	218.7	388.5	(141.9)	246.6

Tax (expense)/credit	8	(53.1)	15.1	(38.0)	(52.5)	23.6	(28.9)

Profit/(loss) for the year		303.8	(123.1)	180.7	336.0	(118.3)	217.7

Attributable to:
Equity holders of the Company		316.1	(114.7)	201.4	336.0	(118.3)	217.7
Non-controlling interest		(12.3)	(8.4)	(20.7)	–	–	–
		303.8	(123.1)	180.7	336.0	(118.3)	217.7

Earnings per share
Basic	9			£2.417			£2.579
Diluted	9			£2.404			£2.554

1.	EBITDA is defined as profit for the year before depreciation, amortisation and impairment, financial income, financial expense and tax expense/credit. It is considered by the Directors to be a key measure of the Group’s financial performance.

Notes 1 to 34 on pages 113 to 163 form an integral part of these consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-7

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

YEAR ENDED 31 DECEMBER 2018

		2018	2017
	Note	£m	£m
Profit for the year		180.7	217.7

Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign exchange gain/(loss) on translation of the net assets of foreign currency denominated entities	6	26.1	(43.3)
Net change in fair value of investments	6	–	13.7
Other comprehensive income/(loss)		26.1	(29.6)
Total comprehensive income for the year		206.8	188.1

Attributable to:
Equity holders of the Company		219.3	188.1
Non-controlling interest		(12.5)	–
		206.8	188.1

Notes 1 to 34 on pages 113 to 163 form an integral part of these consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-8

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2018

		31 December	31 December
		2018	2017
	Note	£m	£m
Assets
Property, plant and equipment	10	130.4	136.3
Intangible assets	11	578.1	445.2
Goodwill	12	4,075.3	3,885.2
Deferred tax assets	19	10.7	11.7
Investments	14	2.4	15.1
Other receivables	14	8.9	4.2
Total non-current assets		4,805.8	4,497.7

Trade and other receivables	14	81.8	48.8
Financial assets – restricted cash	15	167.2	75.4
Cash and cash equivalents	15	123.7	306.6
Total current assets		372.7	430.8

Total assets		5,178.5	4,928.5

Equity
Issued share capital and share premium		424.8	423.0
Treasury shares	16	(40.7)	(40.7)
Shares held by employee benefit trust	16	(8.6)	(15.6)
Other reserves		92.4	114.5
Retained earnings		3,530.1	3,914.2
Equity attributable to owners of the parent		3,998.0	4,395.4
Non-controlling interest		213.3	–
Total equity		4,211.3	4,395.4

Liabilities
Trade and other payables	20	532.8	334.7
Derivative financial liabilities	20	20.1	7.8
Provisions	21	4.3	3.2
Current tax payable		20.8	38.0
Borrowings	22	0.4	–
Total current liabilities		578.4	383.7

Trade and other payables	20	26.2	34.5
Derivative financial liabilities	20	0.9	2.3
Provisions	21	1.3	1.2
Deferred tax liabilities	19	77.4	49.2
Borrowings	22	283.0	62.2
Total non-current liabilities		388.8	149.4

Total liabilities		967.2	533.1

Total equity and liabilities		5,178.5	4,928.5

Notes 1 to 34 on pages 113 to 163 form an integral part of these consolidated financial statements.

On behalf of the Board of Directors

Peter Jackson	Jonathan Hill
Chief Executive Officer	Chief Financial Officer

5 March 2019

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-9

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED 31 DECEMBER 2018

		2018	2017
	Note	£m	£m
Cash flows from operating activities
Profit for the year		180.7	217.7
Separately disclosed items	4	123.1	118.3
Tax expense before separately disclosed items		53.1	52.5
Financial income	6	(3.9)	(1.7)
Financial expense	6	7.5	5.1
Depreciation and amortisation before separately disclosed items		90.8	81.3
Employee equity-settled share-based payments expense before separately disclosed items	18	18.9	26.0
Foreign currency exchange (gain)/loss	7	(2.0)	0.9
(Profit)/loss on disposal of property, plant and equipment and intangible assets	7	(0.3)	0.1
Cash from operations before changes in working capital		467.9	500.2
(Increase)/decrease in trade and other receivables		(30.2)	7.3
(Decrease)/increase in trade, other payables and provisions		(24.5)	20.7
Cash generated from operations		413.2	528.2
Tax paid		(59.9)	(44.8)
Net cash from operating activities before restructuring and strategic initiatives costs paid		353.3	483.4
Restructuring and strategic initiative costs paid		(22.9)	(11.8)
Net cash from operating activities		330.4	471.6

Purchase of property, plant and equipment	10	(31.6)	(39.2)
Purchase of intangible assets		(38.5)	(25.6)
Proceeds from disposal of investment	14	21.9	–
Cash acquired from acquisition of FanDuel	13	20.4	–
Purchase of businesses	13	(12.8)	(14.9)
Capitalised internal development expenditure	11	(30.3)	(20.0)
Payment of contingent deferred consideration	13	(6.1)	(3.5)
Proceeds from disposal of property, plant and equipment and intangible assets		1.0	–
Interest received		1.7	1.7
Net cash used in investing activities		(74.3)	(101.5)

Proceeds from the issue of new shares		2.3	5.8
Proceeds from the issue of shares to Non-controlling interest		7.5	–
Purchase of shares by employee benefit trust	16	–	(2.5)
Dividends paid	17	(169.0)	(149.4)
Net amounts drawn down/(repaid) on borrowings facility	22	223.1	(157.6)
Repayment of FanDuel debt and debt like items	13	(79.9)	–
Interest paid	22	(3.1)	(1.8)
Fees in respect of borrowing facility	22	(2.4)	–
Purchase of own shares including direct purchase costs	16	(415.0)	–
Net cash used in financing activities		(436.5)	(305.5)

Net (decrease)/increase in cash and cash equivalents		(180.4)	64.6
Cash and cash equivalents at start of year		306.6	249.9
Foreign currency exchange loss on cash and cash equivalents		(2.5)	(7.9)
Cash and cash equivalents at end of year	15	123.7	306.6

Notes 1 to 34 on pages 113 to 163 form an integral part of these consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-10

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEAR ENDED 31 DECEMBER 2018

	Attributable to equity holders of the Company (see Note 16)
		Issued				Shares
	Number of	share	Foreign			held by	Share-
	ordinary	capital	exchange			employee	based			Non-
	shares in	and share	translation	Other	Treasury	benefit	payment	Retained	Total	controlling	Total
	issue	premium	reserve	reserves	shares	trust	reserve	earnings	equity	interest	equity
	millions	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2018	86.5	423.0	(13.8)	15.4	(40.7)	(15.6)	112.9	3,914.2	4,395.4	–	4,395.4
Adoption of IFRS 9	–	–	–	(13.7)	–	–	–	13.7	–	–	–
Opening balance as restated	86.5	423.0	(13.8)	1.7	(40.7)	(15.6)	112.9	3,927.9	4,395.4	–	4,395.4
Total comprehensive income for the year
Profit for the year	–	–	–	–	–	–	–	201.4	201.4	(20.7)	180.7
Foreign exchange translation (Note 6)	–	–	17.9	–	–	–	–	–	17.9	8.2	26.1
Total comprehensive income/(loss) for the year	–	–	17.9	–	–	–	–	201.4	219.3	(12.5)	206.8
Transactions with owners of the Company, recognised directly in equity
Shares issued (Note 16)	0.5	2.3	–	–	–	–	–	–	2.3	–	2.3
Shares issued in Non-controlling interest	–	–	–	–	–	–	–	22.6	22.6	16.8	39.4
Business combinations –FanDuel (Note 13)	–	–	–	–	–	–	–	8.9	8.9	209.0	217.9
Own shares acquired by the Group (Note 16)	(5.6)	(0.5)	–	0.5	–	–	–	(501.8)	(501.8)	–	(501.8)
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	20.4	–	20.4	–	20.4
Equity-settled transactions– vestings	–	–	–	–	–	7.0	(6.7)	0.3	0.6	–	0.6
Tax on share-based payments	–	–	–	–	–	–	–	(0.7)	(0.7)	–	(0.7)
Transfer to retained earnings on exercise of share options (Note 16)	–	–	–	–	–	–	(40.5)	40.5	–	–	–
Dividends to shareholders (Note 17)	–	–	–	–	–	–	–	(169.0)	(169.0)	–	(169.0)
Total contributions by and distributions to owners of the Company	(5.1)	1.8	–	0.5	–	7.0	(26.8)	(599.2)	(616.7)	225.8	(390.9)
Balance at 31 December 2018	81.4	424.8	4.1	2.2	(40.7)	(8.6)	86.1	3,530.1	3,998.0	213.3	4,211.3

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEAR ENDED 31 DECEMBER 2017

	Attributable to equity holders of the Company (see Note 16)
		Issued				Shares
	Number of	share	Foreign			held by	Share-
	ordinary	capital	exchange			employee	based
	shares in	and share	translation	Other	Treasury	benefit	payment	Retained	Total
	issue	Premium	reserve	reserves	shares	trust	reserve	earnings	Equity
	millions	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2017	86.0	417.2	29.5	1.7	(40.7)	(30.9)	141.8	3,798.0	4,316.6
Total comprehensive income/(loss) for the year
Profit for the year	–	–	–	–	–	–	–	217.7	217.7
Foreign exchange translation (Note 6)	–	–	(43.3)	–	–	–	–	–	(43.3)
Net change in fair value of investments (Note 6)	–	–	–	13.7	–	–	–	–	13.7
Total comprehensive (loss)/ income for the year	–	–	(43.3)	13.7	–	–	–	217.7	188.1
Transactions with owners of the Company, recognised directly in equity
Shares issued (Note 16)	0.5	5.8	–	–	–	–	–	–	5.8
Own shares acquired by employee benefit trust	–	–	–	–	–	(2.5)	–	–	(2.5)
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	26.0	–	26.0
Equity-settled transactions – vestings	–	–	–	–	–	17.8	(16.0)	1.3	3.1
Tax on share-based payments	–	–	–	–	–	–	–	0.3	0.3
Transfer to retained earnings on exercise of share options (Note 16)	–	–	–	–	–	–	(46.3)	46.3	–
Dividends to shareholders (Note 17)	–	–	–	–	–	–	–	(149.4)	(149.4)
Replacement share options – expense recorded in income statement (Note 4)	–	–	–	–	–	–	7.4	–	7.4
Total contributions by and distributions to owners of the Company	0.5	5.8	–	–	–	15.3	(28.9)	(101.5)	(109.3)
Balance at 31 December 2017	86.5	423.0	(13.8)	15.4	(40.7)	(15.6)	112.9	3,914.2	4,395.4

Notes 1 to 34 on pages 113 to 163 form an integral part of these consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Paddy Power Betfair plc (the “Company”) and its subsidiaries (together referred to as the “Group”) is a global sports betting and gaming group, whose headquarters are in Dublin, Ireland. The Group currently operates across four divisions; (i) Online, which in 2018 included the online brands of Paddy Power and Betfair, the Paddy Power telephone sportsbook, as well as a number of business-to-business partnerships; (ii) Australia, consisting of Sportsbet, the market leader in the fast-growing Australian online betting market; (iii) Retail, which operates over 620 Paddy Power betting shops across the UK and Ireland; and (iv) US, which comprises FanDuel, a market leading operator in daily fantasy sports and online and retail sportsbetting, TVG, America’s leading horseracing TV and betting network, the Betfair New Jersey online casino and the Betfair New Jersey horseracing betting exchange.

The Company is a public limited company incorporated and domiciled in the Republic of Ireland and has its primary listing on the London Stock Exchange and a secondary listing on the Irish Stock Exchange. The address of its registered office is set out on page 188 of this Annual Report.

The consolidated financial statements of the Group for the year ended 31 December 2018 comprise the financial statements of the Company and its subsidiary undertakings and were approved for issue by the Board of Directors on 5 March 2019.

2. Basis of preparation and summary of significant accounting policies

The consolidated financial statements are prepared on the historical cost basis except for betting transactions and foreign exchange forward contracts (which are recorded as derivative financial instruments), investments, contingent deferred consideration and certain share-based payments, all of which are stated at fair value (grant date fair value in the case of share-based payments). The consolidated financial statements are presented in pounds sterling and are rounded to the nearest million.

Further to IAS Regulation (EC1606/2002, ‘Accounting standards adopted for use in the EU’), EU law requires that the annual consolidated financial statements of the Group be prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the European Union (“EU”). The consolidated financial statements have been prepared on the basis of IFRS adopted by the EU and effective for accounting periods ending on or after 1 January 2018.

The accounting policies applied in the preparation of these consolidated financial statements have been applied consistently during the year and prior year, except as highlighted below in ‘Recent accounting pronouncements’.

Recent accounting pronouncements

The IASB have issued the following standards, policies, interpretations and amendments which were effective for the Group for the first time in the year ended 31 December 2018:

•	Amendments to IFRS 2: Classification and Measurement of Share-based Payment Transactions

•	Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

•	Amendments to IAS 40: Transfers of Investment Property

•	Annual Improvements to IFRS 2014–2016 Cycle – Amendments to IFRS 1 First Time Adoption of IFRSs and IAS 28 Investments in Associates and Joint Ventures

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration

The adoption of the above new standards and interpretations did not have a significant impact on the Group’s consolidated financial statements.

The Group has also adopted IFRS 9 Financial Instruments and IFRS 15 Revenue from Contract with Customers from 1 January 2018.

IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 retains and establishes three primary measurement categories for financial assets: amortised cost, fair value through Other Comprehensive Income (‘OCI’) and fair value through Profit or Loss (‘P&L’). The basis of the classification depends on the business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at the date of initial application to present changes in fair value in OCI not recycling.

There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39 Financial Instruments: Recognition and Measurement. For financial liabilities there are no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss.

Adoption of this standard did not impact the Group other than how the Group presents movements in investments in equity instruments. Under IAS 39, these instruments are categorised as available-for-sale and the movement in fair value is booked to OCI. Per IFRS 9, such instruments are required to be measured at fair value through profit or loss unless the irrevocable option at initial application to present changes in fair value in OCI is chosen. This designation is made on an instrument by instrument basis. As at 1 January 2018, the previously recognised fair value movement on equity instruments was reclassified to retained earnings.

The impact of IFRS 9 on the classification and measurement of the consolidated statement of financial position as at 31 December 2017 is disclosed in Note 34 to the consolidated financial statements.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. Under IFRS 15, an entity recognises revenue when a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. The Group’s primary revenues of sports betting and gaming are not within the scope of IFRS 15. This is due to these revenues being treated as derivatives under IFRS 9 Financial Instruments and therefore not within the scope of IFRS 15. Adoption of this standard in respect of the Group’s other revenue streams within the scope of IFRS 15 did not impact how the Group recognised revenue.

Adopted IFRS not yet applied

The following IFRSs have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the financial statements:

•	IFRIC 23 Uncertainty over Income Tax Treatments (effective date 1 January 2019) (Adopted by EU)

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2. Basis of preparation and summary of significant accounting policies (continued)

•	Amendments to IFRS 9 Prepayment Features with Negative Compensation (effective date 1 January 2019)

•	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures (effective date 1 January 2019)

•	Annual improvements to IFRS Standards 2015-2017 Cycle (effective date 1 January 2019)

•	Amendments to IAS 19: Plan amendment, Curtailment or Settlement (effective date 1 January 2019)

•	Amendments to references to the Conceptual Framework in IFRS Standards (effective date 1 January 2020)

•	IFRS 17 Insurance Contracts (effective date 1 January 2021)

•	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date to be confirmed)

The following Adopted IFRS has been issued but has not been applied in these financial statements.

•	IFRS 16 Leases (effective date 1 January 2019)

IFRS 16 Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single on-balance sheet lease accounting model for leases. A lessee recognises a right of use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. The standard replaces IAS 17 Leases and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019.

The impact of this standard on the financial statements will be significant given the operating lease commitments of £182m outlined in Note 30 to the Consolidated Financial Statements and is set out in more detail below.

Income statement

The nature of the expense relating to leases will change as IFRS 16 replaces the straight line operating expense with a depreciation charge for right-of-use assets and interest expense on these liabilities. EBITDA will increase as the Group currently recognises operating lease expenses in operating costs. The Group’s lease expense for 2018 was £39m and is disclosed in Note 7 to the Consolidated Financial Statements. Depreciation and Amortisation costs and Finance expense as currently reported in the Consolidated Income Statement will increase as under the new standard, the right-of-use asset will be capitalised and depreciated over the term of the lease with an associated finance expense applied annually to the lease liability. We do not expect the implementation of IFRS 16 to have a material impact on operating profit or profit before tax.

Statement of financial position

The recognition of the lease liability and the ‘right-of-use’ asset will result in a grossing up of the statement of financial position by approximately £165m.

The Group has completed an assessment of the potential impact on its consolidated financial statements and will adopt the modified retrospective approach and will also use the exemptions available in respect of low value items and short term leases as appropriate.

Basis of consolidation

The Group’s financial statements consolidate the financial statements of the Company and its subsidiary undertakings based on accounts made up to the end of the financial year. A subsidiary is an entity controlled by the Company. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions are eliminated on consolidation except to the extent that unrealised losses provide evidence of impairment.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In the course of preparing the financial statements, no judgements have been made in the process of applying the Group’s accounting policies, other than those involving estimation (as described below), that have a significant effect on the amounts recognised in the financial statements.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment to the carrying amount of assets and liabilities within the next financial year is set out below.

Valuation of tax provisions and liabilities

Taxation within the group includes both Income Taxes and Gaming Taxes. Judgement and estimation is required to interpret international tax laws and the way these taxes interact within each jurisdiction, to identify and value provisions in relation to gaming and income taxes as applicable. The liabilities for uncertain tax positions reflected within current tax payable and provisions in the consolidated statement of financial position for the year ended 31 December 2018 are comprised of a number of individual immaterial uncertain tax positions relating to the risks assessed in various jurisdictions by Management. While complex judgement is involved to assess each individual uncertain tax position, management do not expect a material change to arise in the next financial year. For that reason, Management have not provided a sensitivity for the tax provision and liabilities. Uncertainties have been measured using the best estimate of the likely outcome. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax or gaming tax expense in the period in which such a determination is made. Management uses in-house tax experts, professional firms and previous experience when assessing tax risks and the Group believes that the accrual for all tax liabilities at 31 December 2018 is adequate for all uncertain tax positions based on its assessment of the range of factors outlined above. Further information in relation to these judgements are outlined below, at Note 21 and Note 33.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-14

Note 29 – Determination of fair value of contingent consideration

Contingent consideration is initially recognised at fair value and subsequently reassessed at each reporting date to reflect changes in estimates and assumptions. Fair value is determined with reference to forecast performance for the acquired businesses during the relevant time periods and the amounts to be paid in such scenarios. The fair value was estimated by assigning probabilities to the potential payout scenarios. The significant unobservable inputs are forecast performance for the acquired businesses. Based on the performance of the acquired businesses, a range of possible outcomes is disclosed in Note 29.

Note 12 – Measurement of the recoverable amounts of cash generating units containing goodwill and indefinite life licences and brands intangible assets

An impairment review has been performed of all goodwill and intangible assets held by the Group. The impairment review is performed on a “value-in-use” basis, which requires estimation of future net operating cash flows, the time period over which they will occur, an appropriate discount rate and an appropriate growth rate. Certain of these estimates and assumptions are subjective in nature. However, there are no estimates or assumptions used in assessing the recoverable amount of cash generating units which are considered to have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. Significant unobservable inputs and valuation adjustments are monitored on an on-going basis.

When measuring the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in the different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Revenue

The services provided by the Group comprise sports betting (sportsbook, the exchange sports betting product, daily fantasy sports products and pari-mutuel betting products), fixed odds games betting, online games and casino, peer-to-peer games including online bingo and online poker and business-to-business services. Revenue is stated exclusive of value-added tax.

The Group’s betting and gaming activities are classified as derivative financial instruments, with the exception of the exchange sports betting product and pari-mutuel betting products on which commission income is earned, peer-to-peer games on which commission income and tournament fees are earned (including daily fantasy sports), and business-to-business services on which fees are earned.

Revenue from sportsbook betting activities represents the net gain or loss from betting activities in the period plus the gain or loss on the revaluation of open positions at period end, and is stated net of the cost of customer promotions and bonuses incurred in the period. These derivatives are recognised initially at fair value and subsequently at fair value through profit or loss, within the revenue line as this represents the Group’s principal activity. Customer promotions (including free bets) and bonuses are deducted from sportsbook betting revenue.

Revenue from the exchange sports betting product represents commission earned on betting activity and is recognised on the date the outcome for an event is settled.

Revenue from Daily Fantasy Sports products represents entry fees less prizes paid and player acquisition and retention incentives. Prizes are generally paid in cash or an entry fee into specific contests or tournaments.

The Group earns service fees from offering fantasy sports contests (“Contests”) and fantasy sports tournaments (“Tournaments”) to users. Contests are generally completed in a single day or up to one week. Tournaments are generally completed in one week or up to several months over two to three rounds. For Contests, revenue is recognised when the contest is settled. For Tournaments, revenue is recognised over the period of the tournament as each round is completed and there is no longer a service obligation to each user that participated in the tournament.

The Group offers various incentives to build loyalty, encourage and engage users on the platform, the costs of incentives are recorded as a reduction to the amount recognised as revenue for service fees.

Revenue from sponsorships represent advertising campaigns for customers who become a presenting sponsor at events. Customers are generally billed prior to the campaign launch and revenue is earned over the period of the event.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2. Basis of preparation and summary of significant accounting policies (continued)

Revenue (continued)

Revenue from pari-mutuel betting products represents a percentage of stake and is recognised on settlement of the event, and is stated net of customer promotions and bonuses in the period.

Revenue from fixed odds games and the online casinos represents net winnings (“customer drop”), being amounts staked net of customer winnings, and is stated net of customer promotions and bonuses incurred in the period.

Revenue from peer-to-peer games represents commission income (“rake”) and tournament fees earned from games completed by the period end, and is stated net of the cost of customer promotions and bonuses incurred in the period.

Revenue from business-to-business services represents fees charged for the services provided in the period.

Cost of sales

Cost of sales principally comprises betting and gaming taxes, software supplier costs, customer payment transaction fees, sporting levies and other data rights charges.

Research and development

Expenditure on research activities is recognised in the income statement as an expense in the period in which it is incurred. Expenditure on development activities is recognised as an internally generated intangible asset only when the necessary criteria are met; including demonstrating the technical feasibility of the product and having sufficient certainty over future revenue or cost savings that will be generated from the product. The qualifying expenditure capitalised represents costs directly attributable to the development of the asset. This expenditure is capitalised from the date when they first meet the recognition criteria and until the date at which the asset is available for use. If the criteria are not met the expenditure is recognised in profit or loss as an expense in the period in which it is incurred. Capitalised development expenditure assets are amortised on a straight-line basis from the date they are available for use over their useful economic life.

Financial income

Interest income is recognised on an accruals basis by reference to the principal outstanding and the effective rate of interest. Financial income includes positive changes in the fair value of financial assets at fair value through profit or loss and positive changes in the fair value of deferred contingent consideration.

Financial expense

Financial expense comprises interest expense on borrowings (except in respect of borrowing costs relating to qualifying assets), interest on guarantee contracts entered into with third parties, the unwinding of the discount on provisions and other non-current liabilities, negative changes in the fair value of financial assets at fair value through profit or loss and negative changes in the fair value of deferred contingent consideration.

Bank and credit card charges

Bank and credit card charges and fees that are considered integral to the operations of the Group’s business are recognised in ‘cost of sales’ in the consolidated income statement. Bank charges and fees that are related to the Group’s financing activities are recognised in ‘financial expense’ in the consolidated income statement.

Operating segment reporting

Operating segments are distinguishable components of the Group that have been established based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker (the Board of Directors, “CODM”) in order to assess each segment’s performance and to allocate resources to them. Geographical segments provide services within a particular economic environment that are subject to risks and rewards that are different from those components operating in alternative economic environments. The Group has determined that its operating segments of Online, Australia, US and Retail are its reportable segments. See Note 3 for further information on operating segments.

Functional and presentation currency

Pounds sterling represents the primary currency for transactions and as such the Group has chosen to present its financial statements in pounds sterling. The Company at 1 January 2018 changed its functional currency from Euro to pound sterling. See Note 1 in the Company financial statements for more detail. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates, which are primarily pounds sterling, euro, Australian dollar and US dollar.

Foreign currency transactions

Transactions in foreign currencies are translated at the relevant foreign exchange rate ruling at the date of the transaction. Non-monetary assets that are carried at historical cost are not subsequently retranslated. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to functional currencies at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Gains and losses arising on the retranslation of cash and cash equivalent balances are included within ‘operating costs excluding depreciation and amortisation’ in the income statement rather than as financial income or expense, as the Directors consider that the gains or losses arising relate to operations, as the Group broadly matches its foreign currency denominated assets and liabilities to ensure that foreign exchange gains and losses are minimised. Gains and losses on retranslation of non-cash assets and liabilities are also dealt with as operating items. Gains and losses on foreign currency retranslation are separately analysed into their components in the statement of cash flows.

Foreign currency translation of foreign operations

To the extent that the Group’s foreign operations are considered to have functional currencies which are different from the Group’s presentation currency, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation and long term intra-group loans that are part of the net investment because repayment is not planned or foreseen, are translated to GBP at the foreign exchange rates ruling at the reporting date.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-16

The revenues and expenses of these foreign operations are translated to GBP at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in the consolidated statement of other comprehensive income and presented in the foreign currency translation reserve within equity.

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The value of acquisition is measured at the date of purchase and represents the aggregate of the fair values of assets given, liabilities incurred or assumed and any equity instruments issued by the Group in exchange for control of the acquiree and fair value of previously held equity interests. The identifiable assets and liabilities of the acquiree are recognised at their fair values at the date of acquisition.

Goodwill recognised subsequent to 1 January 2004, representing the excess of purchase consideration over the fair value of net identifiable assets acquired defined in accordance with IFRS 3 Business Combinations, is capitalised. Goodwill is initially recognised as an asset at cost and is thereafter measured at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually. Any impairment in the value of goodwill is dealt with in the income statement in the period in which it arises. Goodwill is recognised only when control of the acquiree is initially achieved. Following the acquisition of control, no goodwill is recognised on subsequent purchases of equity interests in the acquiree and instead the difference between the cost of such acquisitions and the carrying values of the relevant net assets in non-controlling interest is dealt with through retained earnings. Costs relating to the acquisition of businesses that occurred since 1 January 2010 are expensed to the income statement when incurred. Costs related to the acquisition of non-controlling interests are recognised directly in retained earnings.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders percentage interest in the net fair value of the assets, liabilities and contingent liabilities recognised. Subsequently the non-controlling interests are allocated their share of results recognised in the income statement and the statement of comprehensive income.

Amounts payable in respect of deferred contingent consideration are recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognised in the income statement.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the sites on which they are located. Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net in the income statement.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment on a straight-line basis over their useful lives, as follows:

Land	Not depreciated
Buildings: Freehold	50 years
Buildings: Leasehold improvements	Unexpired term of the lease, except for leases with an initial term of ten or less years, which are depreciated over the unexpired term of the lease plus the renewal length of the lease if there is an unconditional right of renewal
Fixtures and fittings	3 – 7 years
Computer equipment	3 – 5 years
Motor vehicles	3 – 5 years

Assets in the process of construction are stated at cost less impairment losses. Depreciation of these assets begins when the assets are ready for their intended use.

The residual value of property, plant and equipment, if not insignificant, is reassessed annually.

Intangible assets

Intangible assets, principally comprising brands, customer relations, computer software and technology, development expenditure, licences and broadcasting and wagering rights are capitalised and amortised over their estimated useful economic lives on a straight-line basis, with the exception of customer relations which is amortised on a reducing balance basis.

Brands represent the fair value of brands and trade-mark assets acquired in business combinations.

Customer relations represent the fair value of customer relations acquired in business combinations.

Computer software and technology includes the costs incurred in acquiring and bringing specific software programs into use and the fair value of software and technology acquired in business combinations. Maintenance costs relating to computer software programs are expensed to the income statement when incurred.

Development expenditure represents internally generated costs incurred on development activities. These costs have been capitalised in accordance with the requirements of IAS 38 Intangible Assets.

Licences comprise the costs of acquiring retail bookmaking licences, the rents incurred in respect of the period prior to each shop opening for business (as the existence of a premises is a pre-requisite for obtaining such licences), licences for electronic point-of-sale (“EPOS”) system software, and gambling licences including US market access payments across a number of jurisdictions globally.

Broadcasting and wagering rights represent assets acquired as part of the all-share merger with Betfair Group plc in 2016 (the ‘Merger’) and in particular relate to the US segment.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2. Basis of preparation and summary of significant accounting policies (continued)

Intangible assets (continued)

The estimated useful economic lives of intangible assets, according to which amortisation is calculated, are as follows:

Brands	8 – 10 years
Customer relations	4 years reducing balance, based on estimated customer lifecycle
Computer software and technology	2 – 5 years
Development expenditure	3 years
Licences	2 – 20 years
Broadcasting and wagering rights	6 years

The licences intangible assets recognised on the acquisition of the D McGranaghan Limited business in 2008, the acquisition of an additional betting shop in Northern Ireland in 2011 and the brands intangible assets recognised on the acquisition of Sportsbet Pty Limited and International All Sports Limited in 2009 are not amortised for the reasons set out in Note 11.

Impairment

Financial assets (including receivables) – applicable from 1 January 2018

The Group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost. The Group measures loss allowances at an amount equal to lifetime ECLs, except for bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition which are measured at 12 month ECLs.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information. The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full or the financial asset is significantly past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the third party;

•	a breach of contract such as a default;

•	the restructuring of a balance by the Group on terms that the Group would not consider otherwise; or

•	it is probable that the third party will enter bankruptcy or other financial reorganisation.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Financial assets (including receivables) – effective in comparative period

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event has had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy and the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment. The Group considers evidence of impairment at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-18

An impairment loss in respect of investments is calculated as the difference between the acquisition cost (net of any principal repayment and amortisation) and the current fair value, less any impairment loss previously recognised in profit or loss.

Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives (such as certain licences and brands) or that are not yet available for use, the recoverable amount is estimated each year at the same time. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating unit”, or “CGU”). Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs. An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Non-derivative financial instruments

Other non-derivative financial instruments comprise cash and cash equivalents, restricted cash, deposits, investments, trade and other receivables and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual right to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e. the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents for the purpose of the statement of cash flows comprise cash and call deposits with an original maturity of three months or less.

Restricted cash represents cash held by the Group but which is ring fenced, or used as security for specific arrangements (such as cash held on the balance sheet in designated client fund accounts where certain jurisdictions require the Group to do so, or as collateral for a bank guarantee), and to which the Group has restricted access for a period of time. It includes funds held to cover monies owed to customers, as per the terms of the Australian corporate sports book making licenses issued to Sportsbet and also funds held to cover monies owed to customers in our US businesses .. Restricted cash was classified as held to maturity and carried at amortised cost, prior to the adoption of IFRS 9. It is now classified as amortised cost. Restricted cash balances are further classified as current or non-current depending on when the restriction first ends.

Neither cash and cash equivalents or restricted cash include certain customer funds deposited in a stakeholder account held by The Sporting Exchange (Clients) Limited, a wholly-owned subsidiary of the Group, on the basis that they are held on trust for customers and do not belong to and are not at the disposal of the Group.

Deposits represent term deposits with an original maturity of greater than three months. In accordance with IAS 7 Statement of Cash Flows, these deposits do not qualify as a cash equivalent for the purposes of the statement of cash flows as the maturity is greater than three months from the date of the original deposit.

Subsequent to initial recognition, cash and cash equivalents, deposits and trade and other payables are measured at amortised cost.

Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated impaired losses.

Investments in equity are measured at fair value and changes therein, are recognised in the consolidated income statement unless the irrevocable option at initial application to present changes in fair value in OCI is chosen. This designation is made on an instrument by instrument basis. Fair value is determined using a discounted cash flow which requires estimation of future net operating cash flows, the time period over which they will occur, an appropriate discount rate and discounts for lack of marketability and lack of control that pertains to the minority stake.

Prior to the introduction of IFRS 9 at 1 January 2018, such instruments were classified as available-for-sale financial assets and were measured at fair value and changes therein, other than impairment losses, were recognised in the consolidated statement of other comprehensive income and accumulated in the fair value reserve. When these assets were derecognised, the gain or loss in equity was reclassified to profit or loss. Fair value was determined using a discounted cash flow which required estimation of future net operating cash flows, the time period over which they would occur, an appropriate discount rate and discounts for lack of marketability and lack of control that pertained to the minority stake.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2. Basis of preparation and summary of significant accounting policies (continued)

Borrowings

Borrowings are recorded at the fair value of the proceeds received, net of any directly attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortised cost using the effective interest method.

Derivative financial instruments

The Group holds certain derivative financial instruments which are initially recognised at fair value.

Sports betting open positions

Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by the Group on initial recognition as financial liabilities at fair value through profit or loss.

Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is considered probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Long service leave

The provision for long service leave (that arises under the provisions of Australian state legislation) is measured per the requirements of IAS 19. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on Australian government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Lease reinstatement

Where there exists a legal obligation for properties held under operating leases to be reinstated to their original condition on expiry of the lease, a provision is established to recognise the estimated cost of such reinstatement work on a straight-line basis over the term of the lease.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract by the Group are less than the unavoidable costs of meeting its obligations under the terms of the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

Gaming tax

Gaming tax provisions relate to amounts provided for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain. When the group disagrees with the application of unclear tax legislation, for example when it is applied retrospectively and/or results in a one-off disproportionate tax equivalent to many times the profit derived by the Group from its historic activities in that jurisdiction, the Group continues to challenge these interpretations.

Whilst the maximum potential obligation for all ongoing cases could be greater than the recognised provision, and the outcomes may not be known for some time, a liability has been recorded for the Directors’ best estimate of the cash outflows that will ultimately be required in respect of each claim. Management have not provided a sensitivity for this provision as the range is not considered to be material. Management note this is a key estimate, however it is not a key judgement that will have a material impact in the coming year. See Note 21 and 33 for further details.

Income Tax

Income Tax in the income statement comprises current and deferred tax. Income Tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in other comprehensive income or directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous year.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to apply to temporary differences when they reverse, based on laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied by the same taxation authority.

Employee benefits

Pensions

The Group operates a number of defined contribution schemes under which the Group pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions are recognised as an expense in the income statement as the service is received. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

Long-term incentive bonus plans

The Group accounts for obligations relating to long term incentive bonus plans for employees at the present value of the defined benefit obligation at the reporting date. The service cost relating to such plans is allocated to the financial years over which service under the plan is rendered by the employee. The income statement expense represents the increase in the present value of the defined benefit obligation resulting from employee service in the current period, in addition to any associated finance costs where material.

Share-based payments

The Group operates equity-settled long term and medium term incentive plans for selected senior executives and other key management under which they are conditionally awarded shares which vest upon the achievement of predetermined earnings targets and/or future service periods. The fair value is measured at the award grant date and is spread over the period during which the employees become unconditionally entitled to the shares with a corresponding increase in the share-based payment reserve in equity. The fair value of the shares conditionally granted is measured using the market price of the shares at the time of grant.

The Group also currently operates a deferred share incentive plan (DSIP) whereby one-third of any annual incentive payment (determined under the Annual Cash Incentive Plan) may be paid in deferred shares. Any such deferred element granted under the DSIP will vest 50% after 1 year and 50% after 2 years from the date of grant and will be fair valued using the same methodology as other long and medium term incentive plans. The two-thirds cash portion is measured on an undiscounted basis and expensed as the related service is provided. A liability is recognised for the amount expected to be paid under this cash portion if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-20

The Group operates an equity-settled share save scheme (“SAYE”) for employees under which employees acquire options over Company shares at a discounted price subject to the completion of a savings contract. The fair value of share options granted is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black Scholes model, taking into account the terms and conditions other than non-market performance conditions, upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

The Group also operates equity-settled schemes for employees under which employees may acquire options over Company shares. The fair value is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black Scholes model, taking into account the terms and conditions, other than non-market performance conditions, upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of awards that vest.

Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Shares held by employee benefit trust

The costs of purchases of the Company’s shares by the Employee Benefit Trust, which have been conditionally awarded to executives under the terms of the share award schemes, are shown separately as deductions from equity in the consolidated statement of financial position.

Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognised as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. Transaction costs relating to the purchase by the Company of its own shares are recognised directly in retained earnings. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and any resulting surplus on the transaction is recognised in share premium.

Where the Company purchases its own shares and subsequently cancels those shares, the cost of the shares cancelled is written off directly to retained earnings. The nominal value of the shares cancelled is transferred from share capital to undenominated capital.

Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or, in the case of the interim dividend, when it has been approved by the Board of Directors and paid. Dividends declared after the reporting date are disclosed in Note 33.

Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which include awards under share award schemes and share options granted to employees.

Leases

Operating lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Separately disclosed items

Separately disclosed items are those that in management’s judgement need to be disclosed by virtue of their size, incidence or if not part of the Group’s normal trading activities. The separate reporting of these items helps provide a better understanding of the Group’s underlying performance.

Such items may include the amortisation of acquisition related intangibles, the incremental fair value uplift for share options replaced under the terms of the Merger, significant restructuring and strategic initiative costs, material fees in respect of acquisitions, significant impairment of property, plant and equipment and intangible assets and also significant movement in the fair value of contingent consideration.

In the majority of cases, it is the material impact that these items have on the financial statements that determines whether they should be separately disclosed. Materiality is determined by assessing whether disclosing such items separately would present a reader with a better understanding of the performance of the Group. If such items were deemed to be less than material, they would not be separately disclosed.

These items, usually due to their size and nature tend to be non-recurring items and would not arise on an annual basis. However, in other cases, items such as for example, the amortisation of acquisition related intangibles may occur over several years but are disclosed separately due to their finite life and the significantly changing amortisation profile of the assets in question in the related years. The separate disclosure of such items helps the reader better understand underlying business performance.

The tax related impact of such items is also disclosed separately.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2. Basis of preparation and summary of significant accounting policies (continued)

Going concern

The Group has considerable financial resources. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and therefore they continue to adopt the going concern basis in the consolidated financial statements. Further detail is contained in the Directors’ Report on page 99.

3. Operating segments

Revenue

Income for the years ended 31 December 2018 and 2017 is analysed as follows:

	2018 £m	2017 £m
Revenue in respect of sportsbook and gaming activities	1,425.2	1,358.6
Other commission and fee revenue (included in Online, Australia and US revenue)	448.2	386.8
Revenue	1,873.4	1,745.4

As more fully described in the basis of preparation and summary of significant accounting policies, betting activities are considered to be derivative financial instruments as set out in IFRS 9 Financial Instruments. Other commission and fee revenue is earned from the exchange sports betting product and pari-mutuel betting products, daily fantasy sports, peer-to-peer gaming, and business-to-business services and, as these activities do not involve customers taking a direct position against the Group, such revenue is not classified as income from derivative financial instruments and represents revenue from contracts with customers under IFRS 15.

The Group’s reportable segments are businesses that are managed separately, due to a combination of factors including method of service delivery, geographical location and the different services provided.

Reportable business segment information

The Group has determined that its operating segments are its reportable segments. The Group’s reportable segments are as follows:

•	Online

•	Australia

•	Retail

•	US

The reportable segments reflect the way financial information is reviewed by the Group’s Chief Operating Decision Maker (“CODM”).

The Online segment derives its revenues primarily from sports betting (sportsbook and the exchange sports betting product) and/or gaming (games, casino, bingo and poker) services in all business-to-customer (“B2C”) geographies that the Group operates in except the US and Australia, and business-to-business (“B2B”) services globally. Online services are delivered primarily through the internet with a small proportion delivered through the public telephony system.

The Australia segment earns its revenues from sports betting services provided to Australian customers using primarily the internet with a small proportion using the public telephony system.

The Retail segment derives its revenues from sports betting and/or gaming machine services delivered through licenced bookmaking shop estates in the UK and Ireland.

The US segment earns its revenues from sports betting, daily fantasy sports and gaming services provided to US customers using primarily the internet with a proportion of US sports betting services also provided through a handful of retail outlets.

Corporate administrative costs (Board, Finance, Legal, Internal Audit, HR, Property and other central functions) cannot be readily allocated to individual operating segments and are not used by the CODM for making operating and resource allocation decisions. These are shown in the reconciliation of reportable segments to Group totals.

The accounting policies in respect of operating segments reporting are the same as those described in the basis of preparation and summary of significant accounting policies set out in Note 2.

The Group does not allocate income tax expense or interest to reportable segments. Treasury management is centralised for the Online, Australia, Retail and US segments.

Assets and liabilities information is reported internally in total and not by reportable segment and, accordingly, no information is provided in this note on assets and liabilities split by reportable segment.

Reportable business segment information for the year ended 31 December 2018:

	Online £m	Australia £m	Retail £m	US £m	Corporate £m	Total £m
Revenue from external customers	947.6	402.9	331.5	191.4	–	1,873.4
Cost of sales	(231.0)	(121.2)	(73.1)	(44.6)	–	(469.9)
Gross profit	716.6	281.7	258.4	146.8	–	1,403.5
Operating costs excluding depreciation, amortisation and impairment	(400.5)	(144.7)	(186.8)	(161.3)	(59.2)	(952.5)
EBITDA [1]	316.1	137.0	71.6	(14.5)	(59.2)	451.0
Depreciation and amortisation	(41.6)	(17.6)	(20.8)	(10.5)	–	(90.5)
Reportable segment profit/(loss) before separately disclosed items	274.5	119.4	50.8	(25.0)	(59.2)	360.5
Amortisation of acquisition related intangible assets (Note 4)	(79.9)	–	–	(20.8)	–	(100.7)
Impairment of goodwill and intangible assets (Note 4)	–	–	–	(27.2)	–	(27.2)
Reportable segment profit/(loss) after amortisation of acquisition related intangible assets and impairment of goodwill and intangible assets	194.6	119.4	50.8	(73.0)	(59.2)	232.6
Restructuring and strategic initiatives[2] (Note 4)						(28.0)
Operating profit						204.6

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-22

Reportable business segment information for the year ended 31 December 2017:

	Online £m	Australia £m	Retail £m	US £m	Corporate £m	Total £m
Revenue from external customers	898.4	403.7	334.0	109.3	–	1,745.4
Cost of sales	(198.7)	(111.3)	(70.6)	(24.8)	–	(405.4)
Gross profit	699.7	292.4	263.4	84.5	–	1,340.0
Operating costs excluding depreciation and amortisation	(393.5)	(152.9)	(181.7)	(80.9)	(57.8)	(866.8)
EBITDA [1]	306.2	139.5	81.7	3.6	(57.8)	473.2
Depreciation and amortisation	(38.6)	(14.7)	(19.0)	(9.0)	–	(81.3)
Reportable segment profit/(loss) before separately disclosed items	267.6	124.8	62.7	(5.4)	(57.8)	391.9
Amortisation of acquisition related intangible assets (Note 4)	(129.1)	–	–	(5.4)	–	(134.5)
Reportable segment profit/(loss) after amortisation of acquisition related intangible assets	138.5	124.8	62.7	(10.8)	(57.8)	257.4
Replacement share options [2] (Note 4)						(7.4)
Operating profit						250.0

1.	EBITDA is defined as profit for the year before depreciation, amortisation and impairment, financial income, financial expense and tax expense /credit. It is considered by the Directors to be a key measure of the Group’s financial performance.

2.	The Group does not allocate restructuring and strategic initiatives and replacement share options to reportable segments.

Reconciliation of reportable segments to Group totals:

	2018 £m	2017 £m
Revenue
Total revenue from reportable segments, being total Group revenue	1,873.4	1,745.4

Profit and loss
Operating profit	204.6	250.0
Unallocated amounts:
Financial income	21.6	1.7
Financial expense	(7.5)	(5.1)
Profit before tax	218.7	246.6

Disaggregation of revenue under IFRS 15

Group revenue disaggregated by product line for the year ended 31 December 2018:

	Online £m	Australia £m	Retail £m	US £m	Total £m
Sports revenue[1]	677.8	402.9	221.7	171.7	1,474.1
Gaming revenue	269.8	–	109.8	19.7	399.3
Total Group revenue	947.6	402.9	331.5	191.4	1,873.4

Group revenue disaggregated by product line for the year ended 31 December 2017:

	Online £m	Australia £m	Retail £m	US £m	Total £m
Sports revenue[1]	660.0	403.7	227.7	93.7	1,385.1
Gaming revenue	238.4	–	106.3	15.6	360.3
Total Group revenue	898.4	403.7	334.0	109.3	1,745.4

1.	Sports revenue comprises sportsbook, exchange sports betting, daily fantasy sports and pari-mutuel betting.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Operating segments (continued)

Geographical segment information

The Group considers that its primary geographic segments are ‘UK’, ‘Ireland’, ‘Australia’, ‘US’ and ‘Rest of World’. The UK geographic segment consists of the UK Retail bookmaking business, online and telephone sports betting from customers in the UK, and online gaming from customers in the UK. The Ireland geographic segment consists of the Irish Retail bookmaking business, online and telephone sports betting from customers in Ireland, and online gaming from customers in Ireland. The Australia geographic segment consists of online and telephone sports betting from Australian customers. The US geographic segment is comprised of online and retail sports betting and online gaming from US customers. The Rest of World geographic segment is comprised of online sports betting, online gaming and B2B services provided to customers in geographies other than the UK, Ireland, Australia and the US. Revenues from customers outside the UK, Ireland, Australia and the US are not considered sufficiently significant to warrant separate reporting.

Group revenues disaggregated by geographical segment for the year ended 31 December 2018:

	Online £m	Australia £m	Retail £m	US £m	Total £m
UK	672.8	–	195.4	–	868.2
Ireland	103.2	–	136.1	–	239.3
Australia	–	402.9	–	–	402.9
US	–	–	–	191.4	191.4
Rest of World	171.6	–	–	–	171.6
Total Group revenue	947.6	402.9	331.5	191.4	1,873.4

Group revenues disaggregated by geographical segment for the year ended 31 December 2017:

	Online £m	Australia £m	Retail £m	US £m	Total £m
UK	639.1	–	193.5	–	832.6
Ireland	98.0	–	140.5	–	238.5
Australia	–	403.7	–	–	403.7
US	–	–	–	109.3	109.3
Rest of World	161.3	–	–	–	161.3
Total Group revenue	898.4	403.7	334.0	109.3	1,745.4

Revenues are attributed to geographical location on the basis of the customer’s location.

Non-current assets (excluding deferred tax asset balances) by geographical segment are as follows:

	2018 £m	2017 £m
UK	3,761.6	3,850.3
Ireland	104.8	113.8
Australia	89.9	91.5
US	823.3	413.6
Rest of World	15.5	16.8
Total	4,795.1	4,486.0

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-24

4. Separately disclosed item

	2018 £m	2017 £m
Amortisation of acquisition related intangible assets	(100.7)	(134.5)
Replacement share options	–	(7.4)
Impairment of goodwill and intangible assets	(27.2)	–
Gain on contingent consideration	10.7	–
Restructuring and strategic initiatives	(28.0)	–
Profit on disposal of investment	7.0	–
Operating profit impact of separately disclosed items	(138.2)	(141.9)
Tax credit on separately disclosed items	15.1	23.6
Total separately disclosed items	(123.1)	(118.3)

Amortisation of acquisition related intangible assets

Non-cash amortisation of £100.7m has been incurred in the period (2017: £134.5m) as a result of intangible assets separately identified under IFRS 3 as a result of the Merger with Betfair in 2016 and the acquisition of FanDuel Limited in 2018.

Replacement share options

Under the terms of the Merger, outstanding unvested share option awards granted under the Betfair Long Term Incentive Plan in 2013/14, 2014/15 and 2015/16 and the Betfair Sharesave Plans would not vest on completion but would be replaced by share option awards over an equivalent number of ordinary shares in the Company, calculated by reference to the exchange ratio of 0.4254. Whilst the awards will vest in line with their previous terms, the replacement of the options, under IFRS 3, requires them to be accounted for at fair value on acquisition. No such costs were incurred in 2018 (2017: £7.4m).

Impairment of goodwill and intangible assets

Non-cash impairments amounting to £27.2m in relation to primarily goodwill and intangible assets associated with our DRAFT business were incurred in the year (see Note 12). There were no such impairments in 2017.

Gain on contingent consideration

The movement in the value of contingent consideration in the period relates to the contingent consideration that the Group has deemed is no longer payable arising in respect of the DRAFT acquisition.

Restructuring and strategic initiatives

This relates to incremental, one-off costs arising during the year from the combination of Betfair US with FanDuel Limited (see Note 13) and costs incurred as a result of significant restructuring and strategic changes made following the appointment of a new CEO. No such costs were incurred in 2017.

Profit on disposal of investment

In February 2018, the Group disposed of its remaining 31.4% non-controlling interest in LMAX Limited for cash consideration amounting to £21.9m to the existing majority LMAX shareholders generating a profit of £7.0m.

Restructuring and strategic initiatives and replacement share options are included in the consolidated income statement within operating costs excluding depreciation, amortisation and impairment. Amortisation of acquisition related intangible assets is included within depreciation and amortisation and impairment of goodwill and intangible assets is included within impairment. The profit on disposal of investment and gain on contingent consideration are included within financial income.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

5. Employee expenses and numbers

Employee expenses excluding separately disclosed items (see Note 4) are:

	2018 £m	2017 £m
Wages and salaries	306.9	285.4
Social security costs	29.7	33.1
Defined contribution pension and life assurance costs	13.2	11.8
Share-based payment costs	18.9	26.0
Other staff costs	26.7	22.8
	395.4	379.1
The average number of persons employed by the Group (including Executive Directors), all of whom were involved in the provision of sports betting and gaming services, during the year was:	7,702	7,503

Details on the remuneration of Directors as per the requirement of the Companies Act 2014 are set out below.

	2018 £m	2017 £m
Emoluments	3.4	3.5
Pension costs	0.2	0.2
	3.6	3.7

The gain on the exercise of share options in 2018 by individuals who were Directors at any time during 2018 was £15.3m (2017: £5.3m). Further detail in respect of Directors remuneration is set out in the Directors’ Remuneration Report on pages 74 to 95.

6. Financial income and expense

	2018 £m	2017 £m
Recognised in profit or loss:
Financial income:
Change in fair value of contingent consideration	10.7	–
Profit on disposal of investment	7.0	–
Movement in fair value of investments	2.2	–

On financial assets at amortised cost
Interest income on short term bank deposits	1.7	1.7
Total	21.6	1.7

Financial expense:
Change in fair value of contingent consideration	1.1	–
Unwinding of the discount on provisions and other non-current liabilities	2.7	3.0
On financial liabilities at amortised cost
Interest on borrowings, bank guarantees and bank facilities, and other interest payable	3.7	2.1
Total	7.5	5.1

	2018	2017
	£m	£m
Recognised in other comprehensive income/(loss):
Foreign exchange gain/(loss) on translation of the net assets of foreign currency denominated entities	26.1	(43.3)
Net change in fair value of investments	–	13.7
Total	26.1	(29.6)

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-26

7. Statutory and other information

	2018 £m	2017 £m
Auditor’s remuneration for audit and other assurance services	0.8	0.8
Depreciation of property, plant and equipment	40.2	39.0
Amortisation of intangible assets	130.6	164.1
Impairment of goodwill and intangible assets	27.2	–
Amortisation of capitalised development costs	19.9	12.7
(Gain)/loss on disposal of property, plant and equipment and intangible assets	(0.3)	0.1
Foreign currency exchange (gain)/loss – monetary items	(2.0)	0.9
Operating lease rentals, principally premises	39.1	35.2
Research and development	30.3	20.8
Operating lease income (representing sub-lease income)	(1.8)	(1.4)

Remuneration to Group external auditor (KPMG Ireland)

In accordance with the requirements of Regulation 120 of Statutory Instrument 220/2010, ‘European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010’, the auditor’s remuneration figures presented below represent fees paid to KPMG Ireland only and are exclusive of value-added tax. In 2017, the Group external auditor was KPMG LLP.

	2018 £m	2017 £m
Audit	0.3	0.3
Other assurance services – audit of subsidiaries	0.1	0.1
Other assurance services – miscellaneous	0.1	0.1
Total	0.5	0.5

Further analysis of the total fees paid to the Group external auditor, KPMG Ireland, worldwide for audit and non-audit services is presented below:

Analysis of total auditor’s remuneration for audit and other assurance services

	2018 £m	2017 £m
Audit of Group (KPMG Ireland)	0.3	0.3
Audit of subsidiaries (KPMG Ireland)	0.1	0.1
Audit of subsidiaries (other KPMG offices)	0.2	0.3
Other assurance services – miscellaneous (KPMG Ireland and other KPMG offices)	0.2	0.1
Total	0.8	0.8

Analysis of amounts paid to the auditor in respect of non-audit services

	2018 £m	2017 £m
Tax advisory services (other KPMG offices)	0.1	0.4
Other non-audit services	–	–
Total	0.1	0.4

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

8. Tax expense

	2018 £m	2017 £m
Recognised in profit or loss:
Current tax charge	53.7	65.8
Prior year over provision	(4.0)	(19.2)
Total current tax	49.7	46.6
Deferred tax credit	(12.5)	(19.5)
Prior year under provision	0.8	1.8
Decrease in net deferred tax liability (Note 19)	(11.7)	(17.7)
Total tax expense in income statement	38.0	28.9

The difference between the total tax expense shown above and the amount calculated by applying the standard rate of corporation tax to the profit before tax is as follows:

	2018 £m	2017 £m
Profit before tax	218.7	246.6
Tax on Group profit before tax at the standard Irish corporation tax rate of 12.5%	27.4	30.8
Depreciation on non-qualifying property, plant and equipment	1.3	1.7
Effect of different statutory tax rates in overseas jurisdictions	4.7	11.4
Non-deductible expenses	7.0	6.1
Effect of changes in statutory tax rates	(0.7)	(3.1)
Movement on deferred tax balances not recognised	1.5	(0.6)
Over provision in prior year	(3.2)	(17.4)
Total tax expense	38.0	28.9

Total tax expense for 2018 includes a credit for separately disclosed items amounting to £15.1m (2017: £23.6m) (see Note 4).

Tax rates

The Group’s consolidated effective tax rate on profits including separately disclosed items for 2018 is 17.4% (2017: 11.7%). The separately disclosed items impacting the consolidated tax rate include the unwind of deferred tax liabilities recognised in respect of merger related intangibles and the acquisition of a majority stake in FanDuel as well as costs associated with that acquisition. The tax effect of separately disclosed items in the current year amounted to a tax credit of £15.1m.

The Group’s underlying effective tax rate of 14.9% (2017: 13.5%) is materially impacted by the geographic mix of profits and reflects a combination of higher and lower headline rates of tax in the various jurisdictions in which the Group operates when compared with the Irish standard rate of corporation tax of 12.5%.

The Group’s underlying effective tax rate is also materially impacted by the movement on deferred tax balances which remain unrecognised due to the doubt over the future recoverability of those assets, as well as the effect of expenses which are not deductible for tax purposes.

No significant changes are expected to statutory tax rates other than those announced and enacted at 31 December 2018; principally the reduction in the headline rate of UK corporation tax to 17% in April 2020.

The effect of the reduction in the UK headline rate of corporation tax on recognised deferred tax balances in the UK is reflected in the above tax reconciliation.

The future effective tax rate of the Group is principally affected by the ongoing geographic mix of profits in accordance with the OECD guidelines in relation to Base Erosion and Profit Shifting.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-28

9. Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. The weighted average number of shares has been adjusted for amounts held as Treasury Shares and amounts held by the Group’s Employee Benefit Trust (“EBT”).

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

The calculation of basic and diluted EPS is as follows:

	2018	2017
Numerator in respect of basic and diluted earnings per share (£m):
Profit attributable to equity holders of the Company	201.4	217.7

Numerator in respect of adjusted earnings per share (£m):
Profit attributable to equity holders of the Company	201.4	217.7
Separately disclosed items	114.7	118.3
Profit for adjusted earnings per share calculation	316.1	336.0

Weighted average number of ordinary shares in issue during the year (in 000’s)	83,340	84,418

Basic earnings per share	£2.417	£2.579
Adjusted basic earnings per share	£3.793	£3.980

Adjustments to derive denominator in respect of diluted earnings per share (in 000’s):
Weighted average number of ordinary shares in issue during the year	83,340	84,418
Dilutive effect of share options and awards on issue	457	833
Adjusted weighted average number of ordinary shares in issue during the year	83,797	85,251

Diluted earnings per share	£2.404	£2.554
Adjusted diluted earnings per share	£3.772	£3.941

The average market value of the Company’s shares of £74.63 (2017: £81.61) was used to calculate the dilutive effect of share options based on the market value for the period that the options were outstanding.

The number of options excluded from the diluted weighted average number of ordinary shares calculation due to their effect being anti-dilutive is 447,540 (2017:390,454).

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

10. Property, plant and equipment

	Land, buildings and leasehold improvements £m	Fixtures and fittings £m	Computer equipment £m	Motor vehicles £m	Total £m
Cost
Balance at 1 January 2017	89.9	151.9	93.1	0.1	335.0
Additions	2.9	10.6	25.7	–	39.2
Disposals	(0.1)	(0.2)	(1.1)	(0.1)	(1.5)
Foreign currency translation adjustment	2.5	3.8	0.3	–	6.6
Balance at 31 December 2017	95.2	166.1	118.0	–	379.3
Additions	0.2	10.2	21.2	–	31.6
Additions – business combinations (Note 13)	3.0	0.3	0.2	–	3.5
Disposals	(0.9)	(0.6)	(0.6)	–	(2.1)
Foreign currency translation adjustment	0.2	–	0.9	–	1.1
Balance at 31 December 2018	97.7	176.0	139.7	–	413.4

Depreciation and impairment
Balance at 1 January 2017	38.9	99.4	62.6	0.1	201.0
Depreciation and impairment charges	5.1	10.5	23.4	–	39.0
Disposals	(0.1)	(0.2)	(1.1)	(0.1)	(1.5)
Foreign currency translation adjustment	1.2	3.0	0.3	–	4.5
Balance at 31 December 2017	45.1	112.7	85.2	–	243.0
Depreciation and impairment charges	5.5	11.2	23.5	–	40.2
Disposals	(0.3)	(0.5)	(0.5)	–	(1.3)
Foreign currency translation adjustment	0.2	–	0.9	–	1.1
Balance at 31 December 2018	50.5	123.4	109.1	–	283.0

Net book value
At 31 December 2017	50.1	53.4	32.8	–	136.3
At 31 December 2018	47.2	52.6	30.6	–	130.4

The net book value of land, buildings and leasehold improvements at 31 December 2018 includes £43.3m (2017: £46.2m) in respect of leasehold improvements.

The Directors do not consider the remaining useful lives of property, plant and equipment to be materially different from the period over which the assets are being depreciated.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-30

11. Intangible assets

The movements during the prior year and current year in respect of intangible assets, which comprise computer software and technology, licences, development expenditure, brands, customer relations, and broadcasting and wagering rights, were as follows:

	Computer software and technology £m	Licences £m	Development expenditure £m	Brands £m	Customer relations £m	Broadcasting and wagering rights £m	Total £m
Cost
Balance at 1 January 2017	188.9	29.1	25.6	350.4	254.3	34.6	882.9
Additions	24.3	1.2	0.1	–	–	–	25.6
Additions – internally developed	–	–	20.0	–	–	–	20.0
Disposals	(16.3)	(1.2)	–	–	–	–	(17.5)
Foreign currency translation adjustment	2.6	0.1	(0.3)	(3.1)	(0.9)	(3.5)	(5.1)
Balance at 31 December 2017	199.5	29.2	45.4	347.3	253.4	31.1	905.9
Additions	25.7	41.9	–	–	–	–	67.6
Additions – internally developed	–	–	30.3	–	–	–	30.3
Additions – business combinations	18.9	0.6	6.3	117.6	34.7	–	178.1
Foreign currency translation adjustment	(2.6)	1.8	0.5	4.7	2.2	2.0	8.6
Balance at 31 December 2018	241.5	73.5	82.5	469.6	290.3	33.1	1,190.5

Amortisation and impairment
Balance at 1 January 2017	117.9	7.2	10.3	43.7	116.7	5.9	301.7
Amortisation and impairment charges	43.3	4.3	12.7	41.6	69.6	5.3	176.8
Disposals	(16.3)	(1.1)	–	–	–	–	(17.4)
Foreign currency translation adjustment	2.5	–	(0.1)	(1.3)	(0.3)	(1.2)	(0.4)
Balance at 31 December 2017	147.4	10.4	22.9	84.0	186.0	10.0	460.7
Amortisation and impairment charges	27.7	0.9	19.9	48.2	49.3	5.2	151.2
Foreign currency translation adjustment	(1.9)	0.2	0.4	0.2	0.5	1.1	0.5
Balance at 31 December 2018	173.2	11.5	43.2	132.4	235.8	16.3	612.4

Net book value
At 31 December 2017	52.1	18.8	22.5	263.3	67.4	21.1	445.2
At 31 December 2018	68.3	62.0	39.3	337.2	54.5	16.8	578.1

The value of betting shop licences of £18.1m (2017: £18.1m) acquired as a result of the purchase of D McGranaghan Limited in 2008 and an additional betting shop in Northern Ireland in 2011 are not being amortised as the Directors consider these licences to have an indefinite life because:

•	existing law in Northern Ireland restricts entry of new competitors;

•	there exists a proven and future expected demand for bookmaking services and products; and

•	the Group has a track record of renewing its betting permits and licences at minimal cost.

The value of brand intangible assets recognised on application of fair value accounting to the purchase of Sportsbet and IAS in 2009 (amounting to £13.1m at 31 December 2018 (2017: £13.7m)) are not being amortised as the Directors consider that the relevant brands have indefinite lives because:

•	the Directors intend to utilise the brands in the businesses for the foreseeable future (with the exception of the IAS brand – see below); and

•	substantial sums are invested annually in the form of marketing expenditure expensed through profit or loss to maintain and to enhance the value of these brands.

The Group reviews the carrying value of licences and brands for impairment annually (or more frequently if there are indications that the value of the licences and brands may be impaired) by comparing the carrying values of these assets with their recoverable amounts (being the higher of value in use and fair value less costs to sell).

In 2011, the Directors reviewed the carrying value of the International All Sports Limited (“IAS”) brand of AUD6.9m and determined, on the basis of future plans, that an impairment provision was required against the value of that brand at 31 December 2011. A similar review was performed at 31 December 2017 and at 31 December 2018 (when the GBP equivalent value of the brand was £4.0m and £3.8m respectively) which indicated that there had been no changes in the circumstances that gave rise to the impairment provision and that continued provision was appropriate.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

12. Goodwill

The following cash generating units, being the lowest level of asset for which there are separately identifiable cash flows, have the following carrying amounts of goodwill:

	Online	Australia	US	UK Retail	Irish Retail	Total
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2017	3,432.3	45.2	377.0	17.9	18.7	3,891.1
Arising on acquisitions during the year (Note 13)	–	–	27.3	0.4	0.2	27.9
Foreign currency translation adjustment	0.3	(0.6)	(34.8)	0.4	0.9	(33.8)
Balance at 31 December 2017	3,432.6	44.6	369.5	18.7	19.8	3,885.2
Impairment	–	–	(26.5)	–	–	(26.5)
Arising on acquisitions during the year (Note 13)	–	–	191.3	0.2	0.9	192.4
Foreign currency translation adjustment	0.1	(2.1)	26.2	–	–	24.2
Balance at 31 December 2018	3,432.7	42.5	560.5	18.9	20.7	4,075.3

The Online segment goodwill amount arose from the acquisition of CT Networks Limited (“Cayetano”), a games developer based in the Isle of Man and Bulgaria, in 2011, and the acquisition of the Betfair online business (excluding operations in the US) acquired as part of the all-share merger with Betfair Group plc in 2016.

The Australia segment goodwill amount arose from the acquisition of an initial 51% interest in Sportsbet Pty Limited (“Sportsbet”) and the subsequent acquisition of International All Sports Limited (“IAS”) by Sportsbet, both in 2009.

The US segment goodwill amount arose from the acquisition of the US business acquired as part of the all-share merger with Betfair Group plc in 2016 and the acquisition of FanDuel Limited a market leading operator in the daily fantasy sports market in the United States, in 2018 (see Note 13). Due to the decision to combine the Group’s US assets with FanDuel (see Note 13) and the impact of this decision on the Group’s existing US daily fantasy sports business, the Group reviewed the carrying value of this business and determined, that an impairment charge of £26.5m was required in 2018.

Goodwill in UK Retail arose from the acquisition of two London bookmaking businesses in 2004, the acquisition of a retail bookmaking company in Northern Ireland in 2008 and the acquisition of a number of retail bookmaking shop properties since 2010 including some in 2018 (see Note 13).

Goodwill in Irish Retail arose from the amalgamation of three bookmaking businesses to form Paddy Power plc in 1988 and the acquisition of a number of retail bookmaking shop properties since 2007 including some in 2018 (see Note 13).

Impairment tests for cash generating units containing goodwill and indefinite life intangible assets

In accordance with accounting requirements, the Group performs an annual test for impairment of its cash generating units. The most recent test was performed at 31 December 2018.

For the purpose of impairment testing, the Group’s cash generating units include amounts in respect of goodwill and indefinite life intangible assets (comprising licences acquired as part of the purchase of the D McGranaghan Limited business in 2008 and a shop acquisition in 2011, and brands acquired as part of the purchase of Sportsbet and IAS in 2009 – see Note 11).

The details of the impairment reviews in respect of the cash generating units as of 31 December 2018 are presented below:

	31 December	31 December
	2018	2017
	£m	£m
Online – goodwill	3,432.7	3,432.6

The recoverable amount of the Online operating segment underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. Projections for a further two years are based on the assumptions underlying the management approved projections, and include an average projected growth rate of 6%. The terminal growth rate for the extrapolated period (following the initial five year period) is projected to be approximately 2.6% (2017: 3%) per annum and is based on a weighted average income growth rate of 2.6% (2017: 3%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the segment and the Group’s targeted performance over the next three years. A pre-tax discount rate of 9% (2017: 9%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the Online segment goodwill recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-32

	31 December	31 December
	2018	2017
	£m	£m
Australia – goodwill and brands	55.6	58.3
Less: IAS brand impairment provision	(3.8)	(4.0)
Australia – goodwill and brands net of impairment provision	51.8	54.3

The recoverable amount of the Australia operating segment underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three year period) is projected to be approximately 2.7% (2017: 2.7%) per annum and is based on a weighted average income growth rate of 2.7% (2017: 2.7%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the Group and the Group’s targeted performance over the next three years. A pre-tax discount rate of 14% (2017: 13%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the Australia operating segment goodwill and brands recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts (with the exception of the IAS brand amounting to £3.8m at 31 December 2018 (2017: £4.0m) – see Note 11).

	31 December	31 December
	2018	2017
	£m	£m
US – goodwill	560.5	369.5

As described further in Note 13, the Group completed the combination of its US business with FanDuel Limited, to create a new company called FanDuel Group Inc. Given that the transaction occurred in the second half of the year on an arms-length basis and there have been no triggering event or indications of impairment, no further impairment testing was performed on this acquisition. The recoverable amount of the existing US operating segment underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period is projected to be approximately 2.5% (2017: 5%) per annum which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumptions are considered realistic by management in light of the recent performance of the segment and the Group’s targeted performance over the next three years. A pre-tax discount rate of 9% (2017: 9%) which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. After recording the impairment on the prior year DRAFT acquisition, management believe that any reasonably possible change in the key assumptions on the remaining US goodwill would not cause its carrying amount to exceed its recoverable amount.

	31 December	31 December
	2018	2017
	£m	£m
UK Retail – goodwill and licences	37.0	36.8

The recoverable amount of the UK Retail underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three year period) is projected to be approximately 2% (2017: 2%) per annum and is based on a weighted average income growth rate of 2% (2017: 2%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the cash generating unit and the Group’s targeted performance over the next three years. It is assumed, and management have no reason to expect otherwise, that the Group will continue to trade in locations currently occupied by the underlying cash generating unit for the foreseeable future. A pre-tax discount rate of 10% (2017: 10%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the UK Retail cash generating unit goodwill and licences recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

12. Goodwill (continued)

Impairment tests for cash generating units containing goodwill and indefinite life intangible assets (continued)

	31 December	31 December
	2018	2017
	£m	£m
Irish Retail – goodwill	20.7	19.8

The recoverable amount of the Irish Retail underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three year period) is projected to be approximately 2% (2017: 2%) per annum and is based on a weighted average income growth rate of 2% (2017: 2%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the cash generating unit and the Group’s targeted performance over the next three years. It is assumed, and management have no reason to expect otherwise, that the Group will continue to trade in locations currently occupied by the underlying cash generating unit for the foreseeable future. A pre-tax discount rate of 10% (2017: 10%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the Irish Retail cash generating unit goodwill recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

The discount rates applied to each cash generating unit’s cash flows represents a post-tax rate that reflects the Group’s weighted average cost of capital (WACC) adjusted for any risks specific to that cash generating unit.

Based on the reviews as described above, with the exception of the impairment of USD35.3m (£26.5m) in 2018 of the US daily fantasy sports business acquired in 2017 and the IAS brand impairment of AUD6.9m initially provided for in 2011 (see Note 11), no impairment has arisen.

13. Business combinations

Year ended 31 December 2018

Acquisition of FanDuel Limited

On 10 July 2018, the Group completed the combination of its US business with FanDuel Limited, to create a new company called FanDuel Group Inc.. Under the terms of the combination, the Group contributed its existing US business and assets along with $145m (£109.3m) of cash to FanDuel Group Inc. and also paid $15.5m (£11.7m) to a small number of FanDuel Limited shareholders for their shareholding, while FanDuel Limited contributed its entire business to FanDuel Group Inc.. The cash contribution was used in part to pay down existing FanDuel Limited debt and will also be used to fund the working capital of FanDuel Group Inc.. The combination resulted in the holders of Paddy Power Betfair plc shares owning 61% of FanDuel Group Inc., and the holders of FanDuel Limited shares owning 39% of FanDuel Group Inc. call and put options exist to acquire the shares of FanDuel Limited shareholders at prevailing market valuations after three and five years. The Group has the discretion as to whether these options are settled by the issuance of Paddy Power Betfair plc shares or via cash.

The consideration was £211.9m based on the value of the Group’s existing US business contributed to FanDuel Group Inc., cash consideration paid and the fair value of the cash contribution payable by the Group to FanDuel Group.

FanDuel has over 40% market share of the US daily fantasy sports market, with 7m registered customers across 40 states. In 2017, it had revenue of $124m and 1.3m active customers. Headquartered in New York, the business has built-up a leading US sports brand with approximately $400m cumulative marketing spend to date supported by innovative proprietary technology. The transaction strengthens the Group’s opportunity to target the prospective US sports betting market through the addition of a strong brand, large existing customer base and talented team.

Since the date of acquisition to 31 December 2018, the FanDuel daily fantasy sports business has contributed £57.3m of revenue.

If the FanDuel acquisition had occurred on 1 January 2018, then their contribution to revenue would have been £101.5m for the year ended 31 December 2018.

FanDuel’s profit cannot be readily defined due to the integration of the businesses post the acquisition. The proforma profit for the combined US Group is disclosed on page 41 of the Annual Report. Acquisition related costs of £7.9m were incurred in respect of this transaction and are disclosed within restructuring costs and strategic initiatives in Note 4 of the Consolidated Financial Statements.

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows:

Included within the intangible assets were £171.2m of separately identifiable intangibles comprising brands, customer relations and technology acquired as part of the acquisition, with the additional effect of a deferred tax liability of £35.9m thereon. These intangible assets are being amortised over their useful economic lives of up to ten years. Receivables acquired amounted to £3.6m. The book value equated to the fair value as all amounts are expected to be received.

The main factors leading to the recognition of goodwill (none of which is deductible for tax purposes) is growth by combining business activities, a strong workforce, leveraging existing products and synergy savings of the merged operations. The goodwill has been allocated to the existing US CGU and it has been deemed that a separate CGU is not appropriate.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-34

Provisional
fair values
as at
10 July 2018
£m
Assets
Property, plant and equipment	3.4
Intangible assets	178.1
Total non-current assets	181.5

Trade and other receivables	5.0
Financial assets – restricted cash	45.6
Cash and cash equivalents acquired	20.4
Total current assets	71.0

Total assets	252.5

Liabilities
Trade and other payables	54.1
Debt and debt like items acquired	79.9
Customer balances	44.3
Total current liabilities	178.3

Trade and other payables	–
Deferred tax liabilities	35.9
Total non-current liabilities	35.9

Total liabilities	214.2

Net assets acquired	38.3
Goodwill	191.3
Non-controlling interest measured at the fair value of net assets identified	(17.7)
Consideration	211.9

The consideration is analysed as:
Betfair US shares transferred to Non-controlling interest	157.5
Consideration paid in cash	11.7
Fair value of cash contribution allocated to Non-controlling interest	42.7
Consideration	211.9

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

13. Business combinations (continued)

Shop property business acquisitions

In 2018, the Group, in the absence of available comparable sites for organic shop openings, acquired a number of licensed bookmaking businesses in the UK and Ireland.

Details of the net assets acquired and the goodwill arising on these acquisitions under IFRS are as follows:

Provisional
fair values
31 December
2018
£m
Identifiable net assets acquired:
Property, plant and equipment	0.1
Goodwill arising on acquisition – UK Retail and Irish Retail	1.1
Consideration	1.2

The consideration is analysed as:
Cash consideration	1.1
Contingent deferred consideration	0.1
Consideration	1.2

The principal factors contributing to the UK Retail and Irish Retail goodwill balances are the well-established nature of the acquired businesses within the locations in which they operate and the potential synergies, rebranding opportunities and operational efficiencies achievable for the acquired businesses within the Group.

Information in respect of revenue, operating profit and cash flows for the acquired businesses in the period from acquisition and for the year ended 31 December 2018 has not been presented on the basis of immateriality.

Contingent deferred consideration is payable to the vendors by reference to the acquired businesses’ performance against agreed financial targets for the 12 months following the date of acquisition.

Year ended 31 December 2017

Acquisition of DRAFT

In May 2017, the Group acquired DRAFT, an early stage operator in the daily fantasy sports market in the United States. The acquisition provided the Group with exposure to a fast-growing market and complemented our other businesses in the United States. The initial cash consideration paid on completion was $19m (£14.3m) with further cash payments between $3m (£2.6m) and $29m (£22.7m) payable over the next four years.

The total fair value of further cash consideration at the acquisition date is estimated to be £13m (after discounting at 8%, consistent with other US operations), with the final amount due dependent on future performance over the next four years.

Details of the fair values of the net assets acquired and the goodwill arising on this acquisition under IFRS are as follows:

As at
10 May 2017
£m
Net liabilities acquired	(0.3)
Goodwill arising on acquisition – US	27.3
Consideration	27.0

The consideration is analysed as:
Cash consideration	14.3
Deferred and contingent consideration	12.7
Consideration	27.0

The principal factors contributing to the goodwill relate to the differentiated product, the strong management team and the marketing and technology expertise that can be provided by the rest of the Group. The goodwill has been allocated to the existing US CGU and it has been deemed that a separate CGU is not appropriate. It has been determined that no other separately identifiable acquired intangible assets exist due to the start-up nature of the business. Information in respect of revenue, operating profit and cash flows for the acquired business in respect of the period from acquisition and for the year ended 31 December 2017 has not been presented on the basis of immateriality.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-36

Shop property business acquisitions

In 2017, the Group, in the absence of available comparable sites for organic shop openings, acquired a number of licensed bookmaking businesses in the UK and Ireland.

Details of the net assets acquired and the goodwill arising on these acquisitions under IFRS are as follows:

Fair values
31 December
2017
£m
Identifiable net assets acquired:
Property, plant and equipment	0.3
Goodwill arising on acquisition – Irish Retail and UK Retail	0.6
Consideration	0.9

The consideration is analysed as:
Cash consideration	0.6
Contingent deferred consideration	0.3
Consideration	0.9

The principal factors contributing to the UK Retail and Irish Retail goodwill balances are the well-established nature of the acquired businesses within the locations in which they operate and the potential synergies, rebranding opportunities and operational efficiencies achievable for the acquired businesses within the Group.

Information in respect of revenue, operating profit and cash flows for the acquired businesses in the period from acquisition and for the year ended 31 December 2017 has not been presented on the basis of immateriality.

Contingent deferred consideration is payable to the vendors by reference to the acquired businesses’ performance against agreed financial targets for the 12 months following the date of acquisition.

Net cash outflow/(inflow) from purchase of businesses

	31 December	31 December
	2018	2017
	£m	£m
Cash consideration – acquisitions in the year	12.8	14.9
Cash acquired – acquisitions in the year	(20.4)	–
Repayment of FanDuel debt and debt like items	79.9	–
Cash consideration – acquisitions in previous years	6.1	3.5
Total	78.4	18.4

Analysed for the purposes of the statement of cash flows as:
Purchase of businesses	12.8	14.9
Cash acquired from acquisition of FanDuel	(20.4)	–
Repayment of FanDuel debt and debt like items	79.9	–
Payment of contingent deferred consideration	6.1	3.5
Total	78.4	18.4

During 2018, the Group settled deferred consideration liabilities of £3.4m (2017: £3.5m) in relation to Betfair’s historical acquisition of HRTV, a horseracing television network based in the US, £2.6m relating to Paddy Power Betfair’s acquisition of DRAFT in 2017 and £0.1m relating to prior year retail acquisitions.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

14. Investments and trade and other receivables

Non-current assets

	31 December	31 December
	2018	2017
	£m	£m
Investments	2.4	15.1

At 31 December 2018, the Group had a non-controlling interest in Featurespace of 2.38% with a fair value of £2.3m (31 December 2017: £0.1m). A fair value gain of £2.2m has been recognised within financial income in 2018. In 2019, the Group disposed of its remaining 2.38% non-controlling interest in Featurespace for cash consideration amounting to £2.3m.

At 31 December 2017, the Group had a non-controlling interest in LMAX Limited of 31.4% with a fair value of £14.9m. In February 2018, the Group disposed of its remaining 31.4% non-controlling interest in LMAX Limited for cash consideration amounting to £21.9m to the existing majority LMAX shareholders. The difference of £7.0m between the cash consideration and the fair value of the asset at the date of disposal was recognised in the consolidated income statement in 2018.

	31 December	31 December
	2018	2017
	£m	£m
Other receivables
Prepayments	8.9	4.2

Current assets

	31 December	31 December
	2018	2017
	£m	£m
Trade and other receivables
Trade receivables – credit betting customers	1.7	0.3
Trade receivables – other sports betting counterparties	3.4	4.5
Trade receivables	5.1	4.8
Other receivables	6.9	3.1
Value-added tax and goods and services tax	2.1	5.4
Prepayments	67.7	35.5
Total	81.8	48.8

Trade and other receivables are non-interest bearing.

15. Financial assets and cash and cash equivalents

	31 December	31 December
	2018	2017
	£m	£m
Current
Financial assets – restricted cash	167.2	75.4
Cash and cash equivalents	123.7	306.6
Total	290.9	382.0

Financial assets

Included in financial assets – restricted cash at 31 December 2018 are bank deposits which were either (1) restricted at that date, as they represented customer funds balances securing player funds held by the Group or (2) required to be held to guarantee third party letter of credit facilities. These customer funds that are not held in trust are matched by liabilities of equal value.

The effective interest rate on bank deposits at 31 December 2018 was 2.28% (2017: 0.38%); these deposits have an average original maturity date of 1 day (2017: 1 day). The bank deposits also have an average maturity date of 1 day from 31 December 2018 (2017: 1 day). The Directors believe that all short term bank deposits can be withdrawn without significant penalty.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-38

Financial assets – restricted cash and cash and cash equivalents are analysed by currency as follows:

	31 December	31 December
	2018	2017
	£m	£m
GBP	21.8	173.5
EUR	61.0	64.4
AUD	67.0	103.9
USD	134.3	32.2
Other	6.8	8.0
Total	290.9	382.0

As at 31 December 2018, £368.4m (31 December 2017: £341.8m) was held in trust in The Sporting Exchange (Clients) Limited on behalf of the Group’s customers and is equal to the amounts deposited into customer accounts. Neither cash and cash equivalents or restricted cash include these balances on the basis that they are held on trust for customers and do not belong to and are not at the disposal of the Group.

16. Share capital and reserves

The total authorised share capital of the Company comprises 150,000,000 ordinary shares of €0.09 each (2017: 150,000,000 ordinary shares of €0.09 each). All issued share capital is fully paid. The holders of ordinary shares are entitled to vote at general meetings of the Company on a one vote per share held basis. Ordinary shareholders are also entitled to receive dividends as may be declared by the Company from time to time.

The movement in the number of issued ordinary shares during the year was as follows:

During the year ended 31 December 2018, 474,236 ordinary shares (2017: 560,732) were issued as a result of the exercise of share options under employee share schemes, giving rise to a share premium of £2.3m (2017: £5.8m).

The £200m share buyback programme announced on 29 May 2018 was completed in August 2018. On completion of this programme, the Group commenced a second buyback programme of £300m which was ongoing at 31 December 2018. Overall in 2018 the Group’s brokers repurchased 5,635,089 ordinary shares of €0.09 each. The total cost of the shares repurchased comprised £414.7m for the shares themselves and a further £1.3m for other transaction related costs. Cash payments of £413.7m had been made in respect of the repurchases with the outstanding £1.0m settlement made at the beginning of January 2019. This £1.0m together with the remaining value of the buyback programme (including associated fees) of £85.8m was recorded as a liability at 31 December 2018. The shares bought back are being cancelled and the nominal value of these shares is transferred to undenominated capital. The nominal value of the shares cancelled at 31 December 2018 was £0.5m. As described further in Note 33, the £300m share buyback programme was completed in February 2019.

A total of 1,965,600 ordinary shares were held in treasury as of 31 December 2018 (31 December 2017: 1,965,600). All rights (including voting rights and the right to receive dividends) in the shares held in treasury are suspended until such time as the shares are reissued. The Group’s distributable reserves are restricted by the value of the treasury shares, which amounted to £40.7m as of 31 December 2018 (31 December 2017: £40.7m). The cost of treasury shares held by the Company at 31 December 2018 was £4.2m (2017: £4.2m), with a further £36.5m of shares being held by the Company’s subsidiaries (2017: £36.5m).

At 31 December 2018, the Paddy Power Betfair plc Employee Benefit Trust (“EBT”) held 99,741 (2017: 200,973) of the Company’s own shares, which were acquired at a total cost of £8.6m (2017: £15.6m), in respect of potential future awards relating to the Group’s employee share plans (see Note 18). The Company’s distributable reserves at 31 December 2018 are restricted by this cost amount. In the year ended 31 December 2017, the EBT purchased 29,342 Paddy Power Betfair plc ordinary shares for a total consideration of £2.5m. No shares were purchased in 2018. In 2018, 101,232 shares with an original cost of £7.0m (2017: 306,761 shares with an original cost of £17.8m) were transferred from the EBT to the beneficiaries of the EBT.

The foreign exchange translation reserve at 31 December 2018 had a credit balance of £4.1m (2017: debit balance of £13.8m), and arose from the retranslation of the Group’s net investment in Euro, AUD and USD functional currency entities. The movement in the foreign exchange translation reserve for the year ending 31 December 2018 reflects the strengthening of USD against GBP in the year.

Other reserves comprise undenominated capital and a fair value reserve. The movement in other reserves of £13.2m in 2018 relates mainly to the disposal of an investment which had previously been revalued, and the subsequent transfer of the revaluation from the fair value reserve to retained earnings. Undenominated capital at 31 December 2018 of £1.1m (2017: £1.6m) relates to the nominal value of shares in the Company acquired by the Company of £0.9m (2017: £1.4m) and subsequently cancelled and an amount of £0.2m (2017: £0.2m) which arose on the redenomination of the ordinary share capital of the Company at the time of conversion from Irish pounds to Euro.

In 2018, an amount of £40.5m (2017: £46.3m) in respect of share options exercised during the year was transferred from the share-based payment reserve to retained earnings. An amount of £3.6m of deferred tax relating to the Group’s share-based payments was charged to retained earnings in 2018 (2017: £2.1m) – see also Note 19. An amount of £2.9m of current tax relating to the Group’s share-based payments was credited to retained earnings in 2018 (2017: £2.4m).

As permitted by section 304 of the Companies Act 2014, no separate profit and loss account is presented in respect of the Company. The Company recorded a profit for the year of £34.2m (2017: £24.9m).

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

17. Dividends paid on ordinary shares

	2018	2017
	£m	£m
Ordinary shares:
- final dividend of £1.35 per share for the year ended 31 December 2017 (31 December 2016: £1.13)	114.0	94.7
- interim dividend of £0.67 per share for the year ended 31 December 2018 (31 December 2017: £0.65)	55.0	54.7
Amounts recognised as distributions to equity holders in the year	169.0	149.4

The Directors have proposed a final dividend of 133 pence per share which will be paid on 21 May 2019 to shareholders on the Company’s register of members at the close of business on the record date of 12 April 2019. This dividend, which amounts to approximately £104m, has not been included as a liability at 31 December 2018.

18. Share-based payments

Summary of equity-settled share-based payments

The Group had the following share-based payment schemes brought forward from before the Merger:

•	The Paddy Power plc Sharesave Scheme; and

•	The Paddy Power Long Term Incentive Plan.

In addition, a number of schemes were acquired at the Merger date:

•	The Betfair Sharesave Scheme;

•	The Betfair Restricted Share Scheme; and

•	The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan.

Subsequent to the Merger, the Group has issued new awards under the following schemes:

•	The Paddy Power Betfair plc Sharesave Scheme

•	The Paddy Power Betfair plc Long Term Incentive Plan, Medium Term Incentive Plan and Deferred Share Incentive Plan;

•	The Paddy Power Betfair plc Restricted Share Plan; and

•	FanDuel Group Value Creation Plan (VCP).

The above schemes are settled via a mixture of the allotment of shares from the EBT and the issue of new shares or in the case of the FanDuel Group VCP in either equity shares or cash at the Group’s option. As a result, all schemes are accounted for as equity-settled in the financial statements. Going forward, no new awards will be granted under any pre-Merger schemes.

The equity-settled share-based payments expense recognised in the income statement in respect of all schemes is as follows:

	2018	2017
	£m	£m
Underlying
The Paddy Power plc Sharesave Scheme	–	0.3
The Paddy Power Long Term Incentive Plan (“LTIP”)	0.3	3.0
The Betfair Sharesave Scheme	–	0.3
The Betfair Restricted Share Scheme	0.1	0.1
The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan	0.8	4.2
Paddy Power Betfair plc Sharesave Scheme	3.1	1.4
The Paddy Power Betfair plc Long Term, Medium Term and Deferred Share Incentive Plans (“LTIP”, “MTIP” & “DSIP”)	10.2	16.5
The Paddy Power Betfair plc Restricted Share Plan	2.0	0.2
FanDuel Group Value Creation Plan (VCP)	2.4	–
	18.9	26.0
Separately disclosed items (see Note 4)	1.5	7.4
Total	20.4	33.4

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-40

General

The aggregate number of shares which may be utilised under the employee share schemes in any ten year period may not exceed ten per cent of the Company’s issued ordinary share capital. The percentage of share capital which can be utilised under these schemes comply with guidelines issued by the Irish Association of Investment Managers in relation to such schemes.

Summary of options outstanding

At 31 December 2018, 1,574,487 awards and options (31 December 2017: 1,869,843) in the capital of the Group remain outstanding and are exercisable up to 2028 as follows:

	2018	2017
The Paddy Power plc Sharesave Scheme	22,389	57,720
Paddy Power Long Term Incentive Plan (“LTIP”)	5,501	101,891
The Betfair Sharesave Scheme	–	31,019
The Betfair Restricted Share Scheme	–	400
The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan	343,191	681,646
The Paddy Power Betfair plc Sharesave Scheme	447,540	390,454
The Paddy Power Betfair plc Long Term, Medium Term and Deferred Share Incentive Plans (“LTIP”, “MTIP” & “DSIP”)	704,689	589,082
The Paddy Power Betfair plc Restricted Share Plan	51,177	17,631
Total	1,574,487	1,869,843

The Paddy Power plc Sharesave Scheme

The Paddy Power plc Sharesave Scheme was adopted by shareholders on 21 November 2000 and was subsequently approved by the Revenue Commissioners.

All employees (including Executive Directors) who had not less than six months continuous service with the Company or any subsidiary nominated to join the Sharesave Scheme could be invited to apply for options to acquire shares. The purchase price for each ordinary share in respect of which an option is granted could not be less than 75 per cent of the closing price of the shares on the Irish Stock Exchange on the dealing day last preceding the date of grant of the option or its nominal value. The aggregate maximum monthly contribution payable by an employee in connection with the scheme is €500/£500.

Movements in the share options under this scheme during the year were as follows:

Outstanding at				Outstanding at
1 January 2018	Granted during year	Lapsed during year	Exercised during year	31 December 2018	Earliest exercise date*	Exercise price
4,700	–	(148)	(4,552)	–	2015 and 2017	€41.36
13,717	–	(853)	(8,962)	3,902	2016 and 2018	€45.52
73	–	–	–	73	2016 and 2018	£40.79
32,238	–	(2,386)	(15,356)	14,496	2017 and 2019	€39.60
6,992	–	(928)	(2,146)	3,918	2017 and 2019	£33.76
57,720	–	(4,315)	(31,016)	22,389

*    Share options lapse 3.5 and 5.5 years after date of grant.

The weighted average exercise price for share options exercised during the year is £37.53 (31 December 2017: £35.60) at a weighted average share price at the date of exercise of £77.84 (2017: £85.12). The total number of shares exercisable at 31 December 2018 is 3,975. The fair value of options granted under the Sharesave Scheme was determined using a Black-Scholes model and is expensed over the vesting period. The following assumptions were used in the Black-Scholes pricing model for the above options:

2011 – 2014
Share price at date of grant	€37.05 – €60.70
Exercise price (€)	€39.60 – €45.52
Exercise price (£)	£33.76 – £40.79
Expected volatility	19% – 30%
Expected term until exercised	3.5 – 5.5 years
Risk-free interest rate	-0.06% – 1.34%

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

18. Share-based payments (continued)

The Paddy Power Long Term Incentive Plan

Summary of share awards outstanding

The total number of share awards outstanding under the Paddy Power Long Term Incentive Plan at 31 December 2018 was 5,501 (2017: 101,891). These shares will vest fully in 2019. The movements in share awards during the year ended 31 December 2018 (excluding related dividends awarded as shares) were as follows:

Outstanding at 1 January 2018	Granted during year	Lapsed during year	Vested during year	Outstanding at 31 December 2018
101,891	–	(5,342)	(91,048)	5,501

2013 Long Term Incentive Plan

On 14 May 2013, the shareholders adopted the 2013 Long Term Incentive Plan (“LTIP”) for senior executives, under which the Remuneration Committee can also make conditional awards of a number of Company shares to executives. LTIP awards made from 2013 onwards are subject to the rules of this scheme. In accordance with the rules, the awards vest proportionately to the achievement of an EPS compound growth target of between 7% and 15% over the vesting period of three years. Full vesting of the awards will only occur if EPS growth of at least 15% per annum is achieved over the vesting period. A minimum annual compound EPS growth target of 7% over the vesting period must be achieved to trigger 25% award vesting, with vesting occurring on a sliding scale ranging from 25% of awards (if the minimum EPS compound growth target of 7% per annum is met) to 100% of awards (if the EPS compound growth target of 15% per annum is met). Under the terms of the Merger of Paddy Power plc with Betfair Group plc, awards made in 2013 and 2014 vested in their entirety on the normal scheduled vesting dates in 2016 and 2017, respectively, and are not subject to the EPS growth target testing as outlined above. Awards made in 2015 will vest based on (1) 100% as applied to the awards balance calculated based on the time pro-rata proportion of the three year vesting period (from date of grant) that has elapsed at the date of Merger completion (2 February 2016) (the “Paddy Power Fixed Vesting Level”) and (2) the balance of the awards not reflected in the Paddy Power Fixed Vesting Level will remain outstanding and will be capable of vesting in 2018 according to the extent to which specified performance conditions relating to the performance of the combined Paddy Power Betfair Group are satisfied. Through 2016 and 2017, earnings and revenue growth was very strong and as such the maximum target was exceeded and this award will vest in full in 2018 and 2019.

Until the vesting of the award in accordance with the rules of the schemes, the award holder will have no rights over or in respect of the shares subject to the award and, on vesting, the award holder’s rights are limited to those shares in respect of which the growth target has been achieved in accordance with the rules of the schemes. The awards are not transferable. Upon the vesting of a share award, as part of the award holders’ rights they also receive a small number of additional shares in respect of dividends on those shares between the grant date and vesting date, regarded as a de facto part of the original share award.

The Betfair Sharesave (“SAYE”) Scheme

Similar to the Paddy Power Group prior to the Merger, the Betfair Group offered an HMRC approved SAYE share option scheme in which all UK employees and some international employees can participate. Participants save a fixed amount of up to £500 per month for three years and are then able to use these savings to buy shares in Betfair Group plc at a price fixed at a 20% discount to the market value at the start of the savings period. There are no market conditions associated with the SAYE option grants.

Options previously granted under the Betfair Sharesave Plan were exercisable for a period of six months following the Court Sanction Date (1 February 2016). These options were exercisable over Betfair Shares to the extent of savings made under the related savings contracts at the time of exercise. As part of the Merger, participants in the Betfair Sharesave Plan were also offered the opportunity (as an alternative to exercise) to exchange their options over Betfair Shares for equivalent options over the Company’s Shares which will be eligible to vest at the normal maturity dates.

Outstanding at 1 January 2018	Granted during year	Lapsed/cancelled during year	Exercised during year	Outstanding at 31 December 2018
31,019	–	(316)	(30,703)	–

The weighted average exercise price for share options exercised during the year is £21.35 (31 December 2017: £21.30) at a weighted average share price at the date of exercise of £82.21 (31 December 2017: £84.66).

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-42

The Betfair Restricted Share Scheme

On Merger, the Group acquired a restricted share scheme. The movements in this scheme during the year ended 31 December 2018 were as follows:

Outstanding at 1		Lapsed/cancelled during		Outstanding at
January 2018	Granted during year	year	Exercised during year	31 December 2018
400	–	–	(400)	–

Restricted shares are valued with reference to the market value of the shares on the date of grant. As part of the Merger, participants holding such options were offered the opportunity (as an alternative to exercise) to exchange such options for equivalent vested options over PPB Shares (calculated by reference to the Exchange Ratio). These replacement options are exercisable until the normal lapse dates that would have applied to the original options over Betfair Shares had the Merger not occurred (being not later than the tenth anniversary of the grant date of the original option).

Unvested options granted over the Betfair Restricted Share Scheme which were outstanding at the date of the Court Order vested in full in accordance with the applicable rules on the date of the Court Order.

The weighted average exercise price for share options exercised during the year was a nominal price (31 December 2017: a nominal price) at a weighted average share price at the date of exercise of £82.20 (31 December 2017: £86.17).

The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan

The following share plans were acquired on the Merger completion date (“Completion”) and were originally introduced in the Betfair Group to incentivise and reward for the successful delivery of the short-term and long-term business strategy:

•	The Betfair Long Term Incentive Plan (“LTIP”) which consists of restricted share awards; and

•	The Betfair Deferred Share Incentive Plan (“DSIP”) which consists of cash and restricted share awards.

The schemes have awards in the form of cash and restricted shares. The level of award granted in each of the schemes were based on a mixture of the individual performance of the employee and Group-wide performance over the term of the award which was between one and three years.

Prior to the Merger, Paddy Power and Betfair agreed that outstanding unvested awards granted under the Betfair Long Term Incentive Plan (“Betfair LTIP Awards”) in 2013/14, 2014/15 and 2015/16 would not vest on Completion but would be replaced by awards over an equivalent number of the Company’s Shares (calculated by reference to the Exchange Ratio) which would have the same normal vesting dates as the original awards but be subject to certain absolute vesting levels.

The vesting levels of the replacement awards would crystalise on grant reflecting the extent to which the Betfair Remuneration Committee considered that the performance conditions applying to the relevant awards would have been satisfied at the end of the original vesting periods (the “Betfair Fixed Vesting Level”). The Betfair Fixed Vesting Levels for each of the awards were agreed to be as follows:

•	2013/14 Betfair LTIP Awards — 100% of the underlying shares to vest in full on the normal vesting dates between July 2016 and April 2017;

•	2014/15 Betfair LTIP Awards — 100% of the underlying shares to vest in full on the normal vesting dates between June 2017 and March 2018; and

•	2015/16 Betfair LTIP Awards — a proportion of the underlying shares to vest in full on the normal vesting date in July 2018 or, if later, three years after the applicable date of grant. This proportion would be the time-pro rata proportion of the three year vesting period (from the date of grant) elapsed at the later of the date of Completion and the date on which the 2015 Performance Based Award (as defined below) became effective.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

18. Share-based payments (continued)

The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan (continued)

In the case of the 2015/16 Betfair LTIP Awards, an additional replacement award was granted in respect of the balance of the awards not reflected in the Betfair Fixed Vesting Level which would be capable of vesting on the third anniversary of the date of grant according to the extent to which specified performance conditions relating to the performance of the Group are satisfied (the ‘‘2015 Performance Based Award’’). These performance conditions were set out in the Directors’ Remuneration Report in the 2015 Annual Report of Paddy Power Betfair plc, as were agreed post-Completion by the Remuneration Committee. Through 2016 and 2017, earnings and revenue growth has been very strong and as such the maximum target under both measures was exceeded and this award vested in full.

As part of the Merger, participants holding vested DSIP options were offered the opportunity (as an alternative to exercise) to exchange such options for equivalent vested options over the Company’s Shares (calculated by reference to the Exchange Ratio). These replacement options are exercisable until the normal lapse dates that would have applied to the original options over Betfair Shares had the Merger not occurred (being not later than the tenth anniversary of the grant date of the original option).

Unvested options granted over the Betfair DSIP which were outstanding at the date of the Court Order vested in full in accordance with the applicable rules on the date of the Court Order.

Outstanding at 1 January 2018	Granted during year	Lapsed/cancelled during year	Exercised during year	Outstanding at 31 December 2018
681,646	8,743	(12,869)	(334,329)	343,191

The outstanding shares on these schemes are exercisable up to 2025.

The weighted average exercise price for share options exercised during the year was a nominal price (31 December 2017: a nominal price) at a weighted average share price at the date of exercise of £77.66 (31 December 2017: £83.26). The total number of shares exercisable at 31 December 2018 is 343,191.

The options granted in the year represent dividend roll-ups, in line with documented scheme rules.

The fair value of the share options in the LTIP scheme is expensed over the three year period that the options vest.

The Paddy Power Betfair plc Sharesave Scheme

During the year, 155,179 options were granted under the Paddy Power Betfair plc Sharesave Scheme. These SAYE options must ordinarily be exercised within six months of completing the relevant savings period. In line with market practice, the exercise of these options is not subject to any performance conditions.

Similar to the schemes offered prior to the Merger, all employees (including Executive Directors) who have not less than six months continuous service with the Company or any subsidiary nominated to join the Sharesave Scheme may be invited to apply for options to acquire shares. The purchase price for each ordinary share in respect of which an option is granted shall not be less than 75 per cent of the closing price of the shares on the Irish and London Stock Exchanges on the dealing day last preceding the date of grant of the option or its nominal value. The aggregate maximum monthly contribution payable by an employee in connection with all Sharesave related schemes is €500/£500.

	Outstanding at 1 January 2018	Granted during year	Lapsed/cancelled during year	Exercised during year	Outstanding at 31 December 2018
2016	129,091	–	(33,259)	(3,031)	92,801
2017	261,363	–	(55,094)	(3,132)	203,137
2018	–	155,179	(3,577)	–	151,602
Total	390,454	155,179	(91,930)	(6,163)	447,540

	Exercise	Exercisable
Year granted	price £	before
2016	69.19	2020
2017	57.87	2021
2018	54.68	2022

The weighted average share price at the date of exercise was £75.96 (31 December 2017: £84.40). No shares were exercisable at 31 December 2018.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-44

The fair value of the options is expensed over the period that the options vest. The following assumptions were used in the Black-Scholes pricing model for the 2016 and 2017 options:

2016 – 2017
Share price at date of grant	£77.25 – £85.70
Exercise price	£57.87 – £69.19
Expected volatility	26.71% – 30.56%
Expected term until exercised	3.25 years
Expected dividend yield	2.18% – 2.30%
Risk-free interest rate	0.28% – 0.86%

The following assumptions were used in the Black-Scholes pricing model for the 2018 options:

2018
Share price at date of grant	£67.99
Exercise price	£54.68
Expected volatility	26.88%
Expected term until exercised	3.25 years
Expected dividend yield	2.97%
Risk-free interest rate	0.96%

The Paddy Power Betfair plc Long Term Incentive Plan, Medium Term Incentive Plan and Deferred Share Incentive Plan

The following share plans were introduced post-Merger to incentivise and reward for the successful delivery of the short, medium and long-term business strategy:

•	Long Term Incentive Plan (“LTIP”) which consists of restricted share awards;

•	Medium Term Incentive Plan (“MTIP”) which consists of restricted share awards; and

•	Deferred Share Incentive Plan (“DSIP”) which consists of cash and restricted share awards.

The level of award granted in each of the schemes is based on a mixture of the individual performance of the employee and the Group wide performance over the term of the award which is between one and three years.

The DSIP has cash elements which are fixed in value and are paid and expensed in the first year that the awards are issued. The cash award represents two-thirds of the total award. There is no option given to elect to have these issued in shares. The cash element issued is classified as a cash bonus in the income statement and not a ‘cash-settled share-based payment’ on the basis that the employee does not have the option to choose whether they receive cash or shares, and the award value is fixed and not based on share price movements.

The restricted share portion of the DSIP award will vest over the second and third year of the scheme.

	Outstanding at 1 January 2018	Granted during year	Lapsed/cancelled during year	Exercised during year	Outstanding at 31 December 2018
2016	287,390	5,363	(79,181)	(60,490)	153,082
2017	301,692	223	(61,543)	(5,383)	234,989
2018	–	341,558	(24,940)	–	316,618
Total	589,082	347,144	(165,664)	(65,873)	704,689

	Exercise	Exercisable
Year granted	price £	before
2016	–	2026
2017	–	2027
2018	–	2028

The weighted average exercise price for share options exercised during the year was a nominal price and at a weighted average share price at the date of exercise of £72.56 (31 December 2017: £83.32). The value of each award was calculated at the grant date and expensed over a period of up to three years in which the awards vest. The total number of shares exercisable at 31 December 2018 is 20,337. The fair value at date of the awards granted during the year was £66.87 - £79.23 (2017: £73.70 - £83.74).

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

18. Share-based payments (continued)

The Paddy Power Betfair plc Restricted Share Plan

During the year, 41,138 (2017: 17,631) options were granted under the Paddy Power Betfair plc Restricted Share plan. The movements in this plan during the year ended 31 December 2018 were as follows:

	Outstanding at 1 January 2018	Granted during year	Lapsed/cancelled during year	Exercised during year	Outstanding at 31 December 2018
2017	17,631	323	(1,840)	(5,752)	10,362
2018	–	40,815	–	–	40,815
Total	17,631	41,138	(1,840)	(5,752)	51,177

The level of award granted on this plan is based on a mixture of individual performance of the employee and Group-wide performance over the term of the award which is between one and three years. Restricted shares are valued with reference to the market value of the shares on the date of grant. The value of each award was calculated at the grant date and expensed over a period of up to three years in which the awards vest. weighted average exercise price for share options exercised during the year was a nominal price and at a weighted average share price at the date of exercise of £72.39 (31 December 2017: £nil). The fair value at date of the awards granted during the year was £62.43 - £79.23 (2017: £73.70 - £88.15).

FanDuel Group Value Creation Plan (VCP)

In 2019, the Group intends to introduce a plan for FanDuel Group employees that will allow them share in the future value created within the FanDuel Group. As there have been communications to staff in 2018 in respect of this plan, an expense of £2.4m has been recognised in the year. Employees will be awarded an allocation of units which represent a share in value created. The value of these units will be determined by the value of the business at July 2021 and July 2023 compared to benchmark. Employees have the option to exercise 50% of these units at July 2021 at the prevailing value or roll some or all of them to July 2023 at the prevailing value at that date. The Group will have the option of settling this plan via the issuance of Paddy Power Betfair plc shares or cash.

The Paddy Power Betfair plc Employee Benefit Trust

Prior to the Merger, awards under the Paddy Power Plc Long Term Incentive Plan were satisfied from the Paddy Power Betfair plc Employee Benefit Trust (the “EBT”). Post-Merger, certain other awards may also be satisfied from the EBT. Purchases of Paddy Power Betfair plc ordinary shares from 1 January 2017 to 31 December 2018 and shares vested from the EBT during that period, are shown below:

	Number of Paddy Power Betfair plc ordinary shares	Cost of purchase £m
Shares held by the EBT at 1 January 2017	478,392	30.9
Purchased	29,342	2.5
Vested from the EBT in 2017	(306,761)	(17.8)
Shares held by the EBT at 31 December 2017	200,973	15.6
Vested from the EBT in 2018	(101,232)	(7.0)
Shares held by the EBT at 31 December 2018	99,741	8.6

The results of the EBT are included in the Paddy Power Betfair plc Company financial statements. The shares held by the EBT at the reporting date are shown as a deduction from equity in the consolidated statement of financial position in accordance with the Group’s accounting policy (see Note 16).

19. Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	31 December 2018			31 December 2017
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m
Property, plant and equipment	7.8	(0.2)	7.6	6.8	–	6.8
Intangible assets	1.7	(82.4)	(80.7)	–	(57.3)	(57.3)
Employee benefits	11.2	–	11.2	14.8	–	14.8
Other	–	(4.8)	(4.8)	–	(1.8)	(1.8)
Net assets/(liabilities)	20.7	(87.4)	(66.7)	21.6	(59.1)	(37.5)

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-46

Deferred tax assets and liabilities have been offset at 31 December 2018 and 2017 where there is a legally enforceable right to such set-off in each jurisdiction. Included in the statement of financial position is a deferred tax asset of £10.7m (2017: £11.7m) and a deferred tax liability of £77.4m (2017: £49.2m).

The deferred tax liability in relation to intangible assets disclosed above primarily relates to the deferred tax liability arising in respect of acquisition accounting related intangibles. This deferred tax liability continues to unwind as the intangible assets are amortised over their useful economic life.

The deferred tax asset arising on employee benefits relates to future tax deductions the Group expects to receive in relation to share based payments operated by the Group to reward its employees. The asset is recognised at the tax rate at which it is expected to unwind.

Movement in temporary differences during the year

		Business
	Property,	combinations
	plant and	– intangible	Employee
	equipment	assets	benefits	Other	Total
	£m	£m	£m	£m	£m
Balance at 1 January 2017	4.5	(76.0)	17.7	1.4	(52.4)
Recognised in income	2.3	19.4	(0.7)	(3.3)	17.7
Recognised directly in equity	–	–	(2.1)	–	(2.1)
Foreign currency translation adjustment	–	(0.7)	(0.1)	0.1	(0.7)
Balance at 31 December 2017	6.8	(57.3)	14.8	(1.8)	(37.5)
Recognised in income	0.8	13.4	0.5	(3.0)	11.7
Arising on acquisition	–	(35.9)	–	–	(35.9)
Recognised directly in equity	–	–	(3.6)	–	(3.6)
Foreign currency translation adjustment	–	(0.9)	(0.5)	–	(1.4)
Balance at 31 December 2018	7.6	(80.7)	11.2	(4.8)	(66.7)

Unrecognised deferred tax assets

The Group has unrecognised deferred tax assets in respect of losses of £20.4m (2017: £16.8m), and unrecognised deferred tax assets in respect of depreciation in excess of capital allowances of £0.7m (2017: £0.7m). These have not been recognised on the basis that there is insufficient certainty of there being future taxable profits in the relevant jurisdictions, and therefore the assets will not be realisable.

20. Trade and other payables and derivative financial liabilities

Current liabilities

	31 December	31 December
	2018	2017
	£m	£m
Trade and other payables
Trade payables	21.3	3.1
Customer balances	155.3	68.6
PAYE and social security	5.2	5.7
Value-added tax and goods and services tax	0.9	–
Betting duty, data rights, and product and racefield fees	39.5	41.3
Employee benefits	43.5	47.7
Liability to purchase own shares	86.8	–
Contingent deferred consideration – business combinations (Note 29)	4.8	3.8
Accruals and other liabilities	175.5	164.5
Total	532.8	334.7

Derivative financial liabilities
Sports betting open positions (Note 29)	20.1	7.8

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

20. Trade and other payables and derivative financial liabilities (continued)

Non-current liabilities

	31 December	31 December
	2018	2017
	£m	£m
Trade and other payables
Employee benefits	0.6	0.3
Contingent deferred consideration – business combinations (Note 29)	17.0	30.0
Accruals and other liabilities	8.6	4.2
Total	26.2	34.5

Derivative financial liabilities
Sports betting open positions (Note 29)	0.9	2.3

The liability to purchase own shares relates to an obligation arising under a buyback agreement for the purchase of the Company’s own shares (see Note 16).

Sports betting open positions

Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by the Group on initial recognition as financial liabilities at fair value through profit or loss.

The carrying amount of the liabilities is not significantly different from the amount that the Group is expected to pay out at maturity of the financial instruments. Sports bets are non-interest bearing. There is no interest rate or credit risk associated with open sports bets.

Contingent deferred consideration – business combinations

Included within non-current liabilities is contingent and deferred consideration of £17.0m due to Betfair’s historical acquisition of HRTV, a horseracing television network based in the United States. The amount payable at 31 December 2018 in respect of this acquisition amounted to £21.5m, with £17.0m due after one year from the reporting date.

21. Provisions

Current

	31 December	31 December
	2018	2017
	£m	£m
Employee benefits (long service leave)	0.7	0.5
Betting duty, data rights, and product and racefield fees (gaming tax)	2.6	2.6
Accruals and other liabilities (onerous contracts)	1.0	0.1
Total	4.3	3.2

Non-current

	31 December	31 December
	2018	2017
	£m	£m
Employee benefits (long service leave)	0.8	0.8
Accruals and other liabilities (lease reinstatement and onerous contracts)	0.5	0.4
Total	1.3	1.2

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-48

The movements in provisions during 2017 and 2018 were as follows:

Current

	Long service	Gaming	Onerous
	leave	tax	contracts	Total
	£m	£m	£m	£m
Balance at 1 January 2017	0.5	2.6	1.5	4.6
Amounts used during the year	–	–	(1.5)	(1.5)
Transfers from current liabilities	–	–	0.1	0.1
Balance at 31 December 2017	0.5	2.6	0.1	3.2
Amounts used during the year	(0.2)	–	(0.1)	(0.3)
Additional provisions recognised	0.2	–	1.0	1.2
Transfers from current liabilities	0.2	–	–	0.2
Balance at 31 December 2018	0.7	2.6	1.0	4.3

Non-current

	Long service	Lease	Onerous
	leave	reinstatement	contracts	Total
	£m	£m	£m	£m
Balance at 1 January 2017	0.6	0.1	0.4	1.1
Transfers to current liabilities	–	–	(0.1)	(0.1)
Charged to the income statement:
– Additional provisions recognised	0.2	–	–	0.2
Balance at 31 December 2017	0.8	0.1	0.3	1.2
Transfers to current liabilities	(0.2)	–	–	(0.2)
Charged to the income statement:
– Additional provisions recognised	0.2	0.1	–	0.3
Balance at 31 December 2018	0.8	0.2	0.3	1.3

Long service leave

The timing and amount of long service leave cash outflows are primarily dependent on when staff employed at the reporting date avail of their entitlement to leave and their expected salaries at that time. As of 31 December 2018, it was expected that cash outflows would occur primarily within the following five years (2017: within the following five years).

Lease reinstatement

Included in this category are amounts provided by the Group for the reinstatement of properties held under operating leases to their original condition when the leases were taken out. These costs are generally provided for over the expected term of the relevant leases. The timing and amount of lease reinstatement cash outflows is dependent on the expected dates on which leased premises will be exited and the existence of provisions in the lease contracts requiring reinstatement. The cash outflows are expected to occur at various stages over the next 22 years as longer term leases are not renewed (2017: the next 23 years).

Onerous contracts

The onerous contracts provision primarily relates to operating leases where the Group is not occupying properties for which it still has a present and future obligation to make lease payments. The provision represents the future expected net cash outflows under these leases discounted at an interest rate appropriate to the timing of these net cash outflows. Future cash outflows in respect of onerous contracts are dependent on the relevant lease expiry dates and the timing of break provisions in the lease contracts. It is expected that the provisions will unwind over a period of up to 13 years (2017: 14 years).

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

21. Provisions (continued)

Gaming tax

Gaming tax provisions relate to amounts provided for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain. When the group disagrees with the application of unclear tax legislation, for example when it is applied retrospectively and/or results in a one-off disproportionate tax equivalent to many times the profit derived by the Group from its historic activities in that jurisdiction, the Group continues to challenge these interpretations.

Whilst the maximum potential obligation for all ongoing cases could be greater than the recognised provision, and the outcomes may not be known for some time, a liability has been recorded for the Directors’ best estimate of the cash outflows that will ultimately be required in respect of each claim. Management have not provided a sensitivity for this provision as the range is not considered to be material. Management note this is a key estimate, however it is not a key judgement that will have a material impact in the coming year.

22. Borrowings

Current liabilities

	31 December	31 December
	2018	2017
	£m	£m
Accrued interest on borrowings	0.4	–

Non-current liabilities

	31 December	31 December
	2018	2017
	£m	£m
Revolving credit facility	285.0	62.2
Less: expenses relating to revolving credit facility	(2.0)	–
Total	283.0	62.2

In 2015, the Group secured a committed revolving credit bank loan facility (“RCF”) of €300 million provided by a syndicate of banks which expired in May 2020. In 2018, the RCF was amended to an amount of £450 million and was extended to expire in April 2023. At 31 December 2018, £285.0m of this facility was drawn down (2017: €70m (£62.2m)). During 2018, the Group drew down £345.0m (2017: £Nil) and repaid £121.9m (2017: €180.0m (£157.6m)) under this facility.

Borrowings under the RCF are unsecured but are guaranteed by the Company and certain of its operating subsidiaries. Borrowings under the RCF incur interest at LIBOR plus a margin of between 1.10% and 1.95%. A commitment fee, equivalent to 35% of the margin, is payable in respect of available but undrawn borrowings. Upfront participation and arrangement fees plus associated costs incurred in arranging the RCF have been capitalised and offset against the loan in the consolidated statement of financial position and are being amortised to the income statement over the expected life of the facility.

It is the Directors’ opinion that due to the Group’s bank borrowings being subject to floating interest rates and the proven cash generation capability of the Group, there is no significant difference between the book value and fair value of the Group’s borrowings.

Under the terms of the RCF, the Group is required to comply with the following financial covenants on a semi-annual basis:

•     Net Leverage Ratio: Consolidated net borrowings shall not be more than 3.0 times underlying consolidated EBITDA.

•     Interest Cover Ratio: Underlying consolidated EBITDA shall not be less than 4.0 times net finance charges.

During the year ended 31 December 2018, all covenants have been complied with.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-50

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Borrowings
£m
Balance at 1 January 2018	62.2

Changes from financing cash flows
Amounts drawn on borrowings facility	345.0
Amounts repaid on borrowing facility	(121.9)
Fees in respect of borrowing facility	(2.4)
Interest paid	(3.1)
Total	217.6

Other changes
Interest on borrowings	3.3
Unwinding of capitalised expenses relating to revolving credit facility	0.4
Foreign exchange movements	(0.1)
Total other changes	3.6

Balance at 31 December 2018	283.4

23. Financial risk management

The Group has the following risk exposures in relation to its use of financial instruments:

•     Market risk;

•     Credit risk;

•     Liquidity risk;

•     Foreign currency risk; and

•     Interest rate risk.

Set out below is information on the Group’s exposure to each of the above risks, and what its objectives, policies and processes are for measuring and managing those risks. Information is also provided on how the Group manages its capital. Quantitative disclosures in respect of these risks are included throughout these consolidated financial statements and, in particular, in Notes 24 to 27.

General

The Board of Directors has overall responsibility for the management of the Group’s risks. This responsibility is delegated to a number of committees over which the Board has oversight. The primary Board committees set up to manage risks are the Risk Committee and the Audit Committee. Both these Committees report regularly to the Board on their activities. The oversight of the Group’s treasury operations is performed by an Investment Committee, chaired by the Chief Financial Officer, which reports annually to the Audit Committee on its activities.

Market risk

Market risk relates to the risk that changes in prices, including sports betting prices/odds, foreign currency exchange rates and interest rates (see also ‘Interest rate risk’ section below), will impact the Group’s income or the value of its financial instruments. Market risk management has the function of managing and controlling the Group’s exposures to market risk to within acceptable limits, while at the same time ensuring that returns are optimised.

The management of market risk is performed by the Group under the supervision of the Risk Committee and the Investment Committee and according to the guidelines approved by them. The Group will utilise hedges where there is an identified requirement to manage profit or loss volatility.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

23. Financial risk management (continued)

Sports betting prices/odds

Managing the risks associated with sportsbook bets is a fundamental part of the Group’s business. The Group has a separate Risk Department which has responsibility for the compilation of bookmaking odds and for sportsbook risk management. The Risk Department is responsible for the creation and pricing of all betting markets and the trading of those markets through their lives. A mix of traditional bookmaking approaches married with risk management techniques from other industries is applied, and extensive use is made of mathematical models and information technology. The Group has set predefined limits for the acceptance of sportsbook bet risks. Stake and loss limits are set by reference to individual sports, events and bet types. These limits are subject to formal approval by the Risk Committee. Risk management policies also require sportsbook bets to be hedged with third parties in certain circumstances to minimise potential losses. The profits and losses recorded on sportsbook hedging activities are recorded in ‘revenue’ in the income statement.

24. Credit risk

The Group’s credit risk represents the risk that a financial loss may result in the event that a counterparty to a financial instrument, a trading partner or customers fail to meet their contractual obligations.

Trade and other receivables

The Group’s sports betting and gaming businesses are predominantly cash and credit card/debit card businesses where there is a requirement that the customer pays in advance when a transaction is entered into. Credit lines are provided to customers on a case by case basis for higher value customers or based on credit ratings for smaller value customers. Individual credit limits are decided upon by the credit control function in the first instance after taking into account credit and background reference checks. The collectability of outstanding trade receivable balances is closely monitored by reference to aged receivables and other reports and any receivable balances considered to be uncollectible are provided against when identified. Trade and other receivables impairment allowances are established against individual receivable balances when there is objective evidence that such balances are likely to be uncollectible, either in full or in part. The impairment allowance also includes a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. There is no material concentration of sales with individual customers.

Cash investments and foreign exchange forward contracts

It is Group treasury policy to limit investments in cash deposits and foreign exchange forward contracts to counterparties that have a Moody’s (or equivalent) long term credit rating of A3 or higher and a Moody’s (or equivalent) short term credit rating of P1, unless otherwise specifically approved by the Investment Committee.

A list of approved counterparties is maintained by the Group. There are also limits on the percentage of total cash on deposit that can be invested with any individual counterparty. Management does not expect any counterparty to fail to meet its obligations as of the reporting date and the date of this report. There are also restrictions on the types of cash products that can be invested in.

The Group continues to carefully measure counterparty risk by monitoring credit agency ratings, Credit Default Swap spread prices and other public information, and to take action to mitigate such risks as are identified. The Group has accordingly restricted its cash deposit investments to counterparties that had higher credit ratings and has, when required, shortened the maturities of deposits placed.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 December was:

	Carrying amount
	31 December	31 December
	2018	2017
	£m	£m
Restricted cash	167.2	75.4
Trade receivables	5.1	4.8
Other receivables	6.9	3.1
Cash and cash equivalents	123.7	306.6
Total	302.9	389.9

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-52

The maximum exposure to credit risk for trade and other receivables by geographic region at 31 December was:

	31 December	31 December
	2018	2017
	£m	£m
United Kingdom	4.5	2.6
Ireland	1.2	0.5
Australia	1.4	1.1
US	3.1	2.0
Other	1.8	1.7
Total	12.0	7.9

The maximum exposure to credit risk for trade and other receivables by type of counterparty at 31 December was:

	31 December	31 December
	2018	2017
	£m	£m
Trade receivables – credit betting customers	1.7	0.3
Trade receivables – other sports betting counterparties	3.4	4.5
Other receivables	6.9	3.1
Total	12.0	7.9

Significant customers

There were no individual customers at 31 December 2018 or 31 December 2017 that represented over ten per cent of trade receivables.

Impairment losses

The ageing of trade receivables at 31 December 2018 was as follows:

		Impairment
	Gross	allowance	Net
	£m	£m	£m
Not past due	1.2	–	1.2
Past due 0 days to 30 days	1.2	(0.3)	0.9
Past due 31 days to 120 days	2.2	(0.6)	1.6
Past due 121 days to 365 days	4.1	(2.7)	1.4
More than one year	0.9	(0.9)	–
Total	9.6	(4.5)	5.1

The gross trade receivable balance is £9.6m (2017: £8.6m) with an allowance for impairment in respect of these receivables of £4.5m (2017: £3.8m). Impairment losses of £0.3m (2017: £1.3m) were written off during the year.

25. Liquidity risk

This represents the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s policy for liquidity management is to ensure that there is sufficient liquidity in place to meet its liabilities as they fall due, both under normal or potential adverse conditions, and without resulting in undue loss or damage to the Group.

The Group performs regular cash projections to ensure that there is sufficient cash on hand to meet its expected obligations as they fall due. The nature of the Group’s business and the potential volatility in sporting results can result in significant differences between expected and actual short term cash flows. Consequently, a conservative approach is applied to cash forecasting and flexibility is built into the forecast to cover potentially adverse sporting results. Cash deposit placement time periods are decided upon by reference to cash inflows forecast and expected requirements in respect of the Group’s financial obligations. The Group’s treasury policy sets a maximum maturity on deposits of up to 12 months. Information on the overall maturity of deposits at 31 December 2018 and 2017 is set out in Note 15. It is the Directors’ belief that the Group’s cash deposit balances can be withdrawn without significant penalty.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

25. Liquidity risk (continued)

The Group has the following lines of credit:

•	A committed revolving credit bank loan facility (“RCF”) of £450m obtained from a syndicate of banks which expires in April 2023. At 31 December 2018, £285.0m of this facility was drawn down. Borrowings under the RCF are unsecured but are guaranteed by the Company and certain of its operating subsidiaries. Borrowings under the RCF incur interest at LIBOR plus a margin of between 1.10% and 1.95%. A commitment fee, equivalent to 35% of the margin, is payable in respect of available but undrawn borrowings.

•	Unsecured uncommitted bank overdraft facilities for working capital purposes totalling £4.4m (€5.0m). Interest is payable thereon at the bank’s prime overdraft rate plus 0.5%. Bank overdraft facilities for certain subsidiaries of the Company are guaranteed by way of a Letter of Guarantee issued by Paddy Power Betfair plc in favour of Allied Irish Banks p.l.c.

•	Unsecured uncommitted bank overdraft facilities for working capital purposes totalling £6.1m. Interest is payable thereon at the bank’s sterling base rate plus 3.5%. Bank overdraft facilities for certain subsidiaries of the Company are guaranteed by way of a Letter of Guarantee issued by Paddy Power Betfair plc in favour of AIB Group (UK) p.l.c.

At 31 December 2018 and 31 December 2017, none of the bank overdraft facilities were being utilised.

The following are the contractual maturities of financial liabilities as at 31 December:

	31 December 2018
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial liabilities
Trade and other payables	537.2	537.2	520.3	7.7	4.7	3.4	1.1
Contingent deferred consideration	21.8	26.0	2.6	2.2	7.5	8.4	5.3
Borrowings – Revolving Credit Facility and Interest	285.4	295.4	1.6	1.6	3.1	3.1	286.0
	844.4	858.6	524.5	11.5	15.3	14.9	292.4
Derivative financial liabilities
Sports betting open positions	21.0	21.0	17.7	2.4	–	–	0.9
Total	865.4	879.6	542.2	13.9	15.3	14.9	293.3

	31 December 2017
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial liabilities
Trade and other payables	335.4	335.4	330.0	0.9	3.3	0.1	1.1
Contingent deferred consideration	33.8	43.0	1.5	2.3	5.0	14.4	19.8
Borrowings – Revolving Credit Facility	62.2	63.7	0.3	0.4	0.7	62.3	–
	431.4	442.1	331.8	3.6	9.0	76.8	20.9
Derivative financial liabilities
Sports betting open positions	10.1	10.1	7.7	0.1	0.5	–	1.8
Total	441.5	452.2	339.5	3.7	9.5	76.8	22.7

The contingent deferred consideration payable represents management’s best estimate of the fair value of the amounts that will be payable, and may vary depending on the future performance of the acquired businesses.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-54

26. Currency risk

The Group is exposed to currency risk in respect of revenue, expenses, receivables, cash and cash equivalents, and other financial assets and financial liabilities (primarily trade payables, accruals and customer balances) that are denominated in currencies that are not the functional currency of the entities in the Group. The currencies in which transactions are primarily denominated are pound sterling (“GBP”), euro (“EUR”), Australian dollar (“AUD”) and US dollar (“USD”).

It is Group policy to ensure that foreign currency denominated liabilities are broadly matched by foreign currency denominated assets, primarily cash deposits. This is generally achieved by monthly sales of net foreign currency inflows into the subsidiaries’ functional currency at spot rates. Foreign exchange impacts therefore arise on the retranslation of their income and expense into their functional currency for Group reporting purposes. Subject to Investment Committee approval, the Group may make use of forward contracts, intentional imbalances between foreign currency denominated liabilities and assets, and other derivatives to manage foreign currency exposures on expected future cash flows.

While the Group generally maintained a naturally hedged balance sheet, as described in the preceding paragraph, it remains exposed to exchange rate risk in respect of its expected future foreign currency denominated income and expenses in its foreign operations.

Currency risk exposure

As of 31 December 2018 and 2017, the Group’s foreign currency risk exposure, based on the functional currencies of its operations, was as follows:

	31 December 2018					31 December 2017
	EUR	GBP	AUD	USD	Other	EUR	GBP	AUD	USD	Other
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trade and other receivables	4.2	1.4	0.3	0.2	–	0.1	–	0.8	0.2	–
Financial assets – restricted cash, and cash and
cash equivalents	28.8	0.3	1.7	3.8	0.8	16.9	60.4	1.4	3.3	0.6
Non-derivative financial liabilities	(14.9)	(0.4)	0.1	5.4	(0.3)	(12.4)	(60.6)	(6.5)	1.3	(0.3)
Derivative financial liabilities	(8.6)	–	–	–	–	–	(2.1)	(0.1)	–	–
Gross statement of financial position exposure	9.5	1.3	2.1	9.4	0.5	4.6	(2.3)	(4.4)	4.8	0.3

The following are the significant exchange rates that applied during the year:

	Average rate		31 December (mid-spot rate)
	2018	2017	2018	2017
To 1 GBP:
EUR	1.130	1.141	1.118	1.127
AUD	1.760	1.681	1.813	1.730
USD	1.334	1.289	1.280	1.352

Sensitivity analysis

A ten per cent increase and decrease in the value of pound sterling against the following currencies at 31 December 2018 and 2017 would have increased/(decreased) profit and equity by the amounts below as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates. It is assumed that all other variables, especially interest rates, remain constant in the analysis.

	Profit		Equity
	10%	10%	10%	10%
	increase	decrease	increase	decrease
	£m	£m	£m	£m
31 December 2018
EUR	(1.0)	1.0	–	–
AUD	(0.2)	0.2	(16.4)	16.4
USD	(0.9)	0.9	(72.0)	72.0
31 December 2017
EUR	(0.7)	0.7	0.6	(1.4)
AUD	0.4	(0.4)	(20.5)	20.5
USD	(0.5)	0.5	(43.2)	43.2

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

27. Interest rate risk

Interest rate risk arises primarily from the Group’s borrowings which are at a floating rate. The Group may manage this risk through the use of interest rate derivatives as appropriate. At 31 December 2018, the Group was not party to any such derivative. Excess cash funds are invested in interest-bearing bank deposits on which the interest rate is fixed for the term of the deposit. Group treasury policy imposes limits on the terms over which cash can be placed on deposit.

Profile

At 31 December 2018 and 31 December 2017 the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	Carrying amount
	31 December	31 December
	2018	2017
	£m	£m
Variable rate instruments
Financial assets – restricted cash	167.2	75.4
Financial assets – cash	123.7	306.6
Borrowings – Revolving Credit Facility and Interest	(285.4)	(62.2)
	5.5	319.8

Cash flow sensitivity analysis for variable rate instruments

An increase and decrease of 50 basis points (“bps”) in interest rates at 31 December 2018 and at 31 December 2017 would have (decreased)/increased profit for a full year and equity by the amounts set out in the table below. It is assumed that all other variables, including foreign currency exchange rates, remain constant.

	Profit		Equity
	50 bps	50 bps	50 bps	50 bps
	increase	decrease	increase	decrease
	£m	£m	£m	£m
31 December 2018
Variable rate instruments	–	1.1	–	–
31 December 2017
Variable rate instruments	1.6	(0.2)	–	–

Due to the low interest rates already applying to a significant portion of the Group’s cash balances, a 50bps decrease in interest rates has only a marginal impact on the interest income earned by the Group.

28. Capital management

The capital structure of the group consists of cash and cash equivalents, debt finance, issued capital, reserves and retained earnings. The efficiency of the Group’s capital structure is kept under regular review by the Board.

The Group continues to target a medium term leverage range of between 1x and 2x net debt to EBITDA. This target reflects the Group’s strong cash flow generation, general capital market conditions and the need to retain strategic flexibility for continuing investment opportunities. The Group has significant capacity in respect of its ability to pay dividends with no material restrictions.

The Group has the authority to buy back up to ten per cent of the Company’s issued share capital between the dates of its Annual General Meetings (“AGM”s), subject to the annual approval of its shareholders at the Company’s AGM. Shares bought back may either be cancelled or held in treasury. In 2018, 5,635,089 shares have been bought and subsequently cancelled as part of the share buy back program. The Company’s ordinary shares are also acquired on the market periodically by the Paddy Power Betfair plc Employee Benefit Trust (the “EBT”) to meet the EBT’s obligations under share award schemes. These shares are held by the EBT and ownership is transferred to the EBT’s beneficiaries if and when the related share awards vest.

At 31 December 2018 and 31 December 2017, neither the Company nor any of its subsidiaries were subject to externally imposed capital requirements.

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Annual Report & Accounts 2018

K-A-56

29. Fair values

Fair values versus carrying amounts

The following are the fair values and carrying amounts of financial assets and liabilities carried at amortised cost in the statement of financial position:

	31 December 2018		31 December 2017
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	£m	£m	£m	£m
Assets
Trade receivables	5.1	5.1	4.8	4.8
Other receivables	6.9	6.9	3.1	3.1
Restricted cash	167.2	167.2	75.4	75.4
Cash and cash equivalents	123.7	123.7	306.6	306.6
Total	302.9	302.9	389.9	389.9

Liabilities
Trade and other payables	(537.2)	(537.2)	(335.4)	(335.4)
Borrowings – Revolving Credit Facility and Interest	(285.4)	(285.4)	(62.2)	(62.2)
Total	(822.6)	(822.6)	(397.6)	(397.6)

Net	(519.7)	(519.7)	(7.7)	(7.7)

Fair value hierarchy

Financial instruments at 31 December which are carried at fair value are analysed by valuation method below. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 December 2018
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Investments	–	–	2.4	2.4

Derivative financial liabilities	–	–	(21.0)	(21.0)
Non-derivative financial liabilities	–	–	(21.8)	(21.8)
Total	–	–	(42.8)	(42.8)

	31 December 2017
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Investments	–	–	15.1	15.1

Derivative financial liabilities	–	–	(10.1)	(10.1)
Non-derivative financial liabilities	–	–	(33.8)	(33.8)
Total	–	–	(43.9)	(43.9)

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

29. Fair values (continued)

Basis for determining fair values

The following are the significant methods and assumptions used to estimate the fair values of the financial instruments above:

Financial instruments carried at amortised cost

Trade and other receivables (Level 2)

The fair value of trade and other receivables is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date. Amounts due within three months are not discounted.

Financial assets and cash and cash equivalents (Level 2)

The fair values of restricted cash and cash and cash equivalents are based on the nominal value of the relevant cash and bank deposit balances, as all are held at variable interest rates.

Trade and other payables (Level 2)

The fair value of trade and other payables is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date. Amounts due within three months are not discounted.

Borrowings (Level 2)

The fair value of borrowings is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date.

Financial instruments carried at fair value

Investments (Level 3)

The fair value of investments is assumed to be the proceeds received on the disposal of Featurespace in January 2019 (See Note 14).

Derivative financial instruments (Level 3)

Derivative financial instruments comprise sports betting open positions. The fair value of open sports bets at the year-end has been calculated using the latest available prices on relevant sporting events.

Non-derivative financial liabilities (Level 3)

Non-derivative financial liabilities includes contingent consideration. The contingent consideration payable is determined with reference to forecast performance for the acquired businesses during the relevant time periods and the amounts to be paid in such scenarios. The fair value was estimated by assigning probabilities to the potential payout scenarios. The significant unobservable inputs are forecast performance for the acquired businesses.

Sensitivity analysis in respect of Level 3 financial instruments carried at fair value

The following sensitivity analysis has been performed for the Level 3 financial liabilities carried at fair value at 31 December 2018 and 2017:

Sports betting open positions

The fair value of sports betting open positions is primarily based on expectations as to the results of sporting and other events on which bets are placed. Changes in those expectations and ultimately the actual results when the events occur will result in changes in fair value. There are no reasonably probable changes to assumptions and inputs that would lead to material changes in the fair value methodology although final value will be determined by future sporting results.

Contingent consideration

The fair value of contingent consideration is primarily dependent on forecast performance for the acquired businesses against predetermined targets. An increase and decrease of 10% in the expected performance for the acquired businesses during the relevant time periods would increase and decrease the value of contingent consideration at 31 December 2018 by £0.9m and £0.9m respectively (2017: £1.9m and £3.3m).

Investments

See Note 14 for further detail relating to the sale of the Group’s primary investment in 2019.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-58

Movements in the year in respect of Level 3 financial instruments carried at fair value

The movements in respect of the financial assets and liabilities carried at fair value in the year to 31 December are as follows:

	Sports
	betting	Contingent
	open	deferred
	positions	consideration	Investments	Total
	£m	£m	£m	£m
Balance at 1 January 2017	(8.6)	(24.1)	1.4	(31.3)
Arising on acquisitions (Note 13)	–	(13.0)	–	(13.0)
Recognised in the income statement	1,358.6	(2.9)	–	1,355.7
Change in fair value booked to retained earnings	–	–	13.7	13.7
Settlements	(1,360.1)	3.5	–	(1,356.6)
Foreign currency translation adjustment	–	2.7	–	2.7
Balance at 31 December 2017	(10.1)	(33.8)	15.1	(28.8)
Arising on acquisitions (Note 13)	–	(0.1)	–	(0.1)
Recognised in the income statement	1,425.2	7.4	9.2	1,441.8
Settlements	(1,436.1)	6.1	(21.9)	(1,451.9)
Foreign currency translation adjustment	–	(1.4)	–	(1.4)
Balance at 31 December 2018	(21.0)	(21.8)	2.4	(40.4)

30. Commitments and contingencies

(a) Guarantees

The Group has uncommitted working capital overdraft facilities of £10.5m (2017: £10.5m) with Allied Irish Banks p.l.c. These facilities are secured by a Letter of Guarantee from Paddy Power Betfair plc.

The Group has bank guarantees: (1) in favour of certain gaming regulatory authorities to guarantee the payment of player funds, player prizes, and certain taxes and fees due by a number of Group companies; and (2) in respect of certain third party rental and other property commitments, merchant facilities and third party letter of credit facilities. The maximum amount of the guarantees at 31 December 2018 was £15.7m (2017: £19.3m). No claims had been made against the guarantees as of 31 December 2018 (2017: £Nil). The guarantees are secured by counter indemnities from Paddy Power Betfair plc and certain of its subsidiary companies. The value of cash deposits over which the guaranteeing banks hold security was £0.9m at 31 December 2018 (2017: £0.9m).

The Australian corporate sports bookmaking licences issued to Sportsbet require those companies to hold sufficient cash funds to cover monies owed to customers. At 31 December 2018, the total value of relevant customer balances attributable to the Australia business segment was £45.5m (AUD82.5m) (2017: £40.0m (AUD69.1m)) and the combined cash and cash equivalent balances held by Sportsbet at that date totalled £65.6m (AUD119m) (2017: £107.6m (AUD186.1m)). In addition, the Group holds cash amounts totalling £121.7m (2017: £35.4m) in respect of customer funds that are not held on trust in The Sporting Exchange (Clients) Limited in accordance with local regulations. This includes the requirements of various states in the United States which requires fantasy contest operators to either segregate customer funds or else maintain a reserve in the form of cash and cash equivalents. Customer funds that are not held on trust are matched by liabilities of an equal value.

The Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group. The Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

As mentioned in Note 22, borrowings under the RCF are unsecured but are guaranteed by the Company and certain of its operating subsidiaries.

(b) Contingent liabilities

The Group operates in an uncertain marketplace where many governments are either introducing or contemplating new regulatory or fiscal arrangements. The Board monitors legal and regulatory developments and their potential impact on the business, however given the lack of a harmonised regulatory environment, the value and timing of any obligations in this regard are subject to a high degree of uncertainty and cannot always be reliably predicted. See Note 33 for further detail in respect of legacy German and Greek tax assessments.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

30. Commitments and contingencies (continued)

(c) Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred was as follows:

	31 December	31 December
	2018	2017
	£m	£m
Property, plant and equipment	11.3	0.3
Intangible assets	9.8	0.6
Total	21.1	0.9

(d) Operating leases

The Group leases various licensed betting and other offices under operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The leases have, on average, approximately five years left to run (if the Group was to exercise available break options), with a right of renewal after that date. Lease rentals are typically reviewed every five years to reflect market rental rates or changes in general inflation rates.

At 31 December 2018 and 2017, the future minimum rentals payable under non-cancellable operating leases on properties were as follows:

	31 December	31 December
	2018	2017
	£m	£m
Within one year	41.8	36.7
Between two and five years	106.0	105.7
After five years	34.3	43.2
Total	182.1	185.6

The Group has a small number of properties that are sublet. Sublease payments of £2.2m (2017: £0.5m) are expected to be received during the year ended 31 December 2019.

During 2018, an expense of £39.1m was recognised in profit or loss in respect of operating leases (2017: £35.2m). Contingent rent expense in 2018 on profit or loss amounted to a cost of £0.1m. Sublease income (netted against operating lease expense on the basis of immateriality) amounted to £1.8m in 2018 (2017: £1.4m).

Operating leases for licensed betting and other offices are entered into as combined leases of land and buildings. Since the title to the land does not pass, the rent paid to the landlord of the building is increased to market rent at regular intervals and the Group does not participate in the residual value of the building, it was determined that substantially all the risks and rewards of the offices are with the landlord. As such, the Group has determined that the leases are operating leases.

31. Related parties

The principal related party transactions requiring disclosure under IAS 24 Related Party Transactions relate to the existence of subsidiaries and transactions with these entities entered into by the Group, transactions with Directors and the identification and compensation of key management personnel.

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A listing of the material subsidiaries is provided in Note 32. Transactions to and from subsidiaries have been eliminated in the preparation of the consolidated financial statements.

Transactions with Directors

There were no loans outstanding to any Director at any time during the year. Details of Directors’ remuneration, interests in share awards and share options are set out on pages 74 to 95. Other related party transactions between the Group and the Directors, all of which were conducted on an arm’s length basis and on normal commercial terms, are set out below.

•	Pádraig Ó Ríordáin is a Partner in Arthur Cox and was a director of the Group until 2 March 2018. During this period, the Group incurred fees of €18,600 (year ended 31 December 2017: €86,300) relating to legal advice received from Arthur Cox.

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Annual Report & Accounts 2018

K-A-60

Transactions with key management personnel, comprising Executive Directors, Non-Executive Directors and other members of the Group’s Executive Committee

Key management personnel compensation is as follows:

	2018	2017
	£m	£m
Short-term employee benefits	5.5	5.9
Non-Executive Directors fees	0.9	1.0
Post-employment benefits	0.4	0.4
Termination costs	0.3	–
Share-based payments costs	7.2	7.2
Total	14.3	14.5

32. Group entities

The Company had the following subsidiary undertakings carrying on businesses which materially affect the profits and assets of the Group at 31 December 2018:

	Equity interest at
	31 December	Country of
Name	2018	incorporation	Activity	Registered office
Power Leisure Bookmakers Limited[1]	100%	England and Wales	Bookmaker and provision of support services	Waterfront, Hammersmith Embankment, Chancellors Road, London, W6 9HP
Betfair Group Limited[1]	100%	England and Wales	Holding company	Waterfront, Hammersmith Embankment, Chancellors Road, London, W6 9HP
Betfair Limited	100%	England and Wales	Provision of support services	Waterfront, Hammersmith Embankment, Chancellors Road, London, W6 9HP
TSE Holdings Limited	100%	England and Wales	Holding company	Waterfront, Hammersmith Embankment, Chancellors Road, London, W6 9HP
Tradefair Spreads Limited[2]	99.8%	England and Wales	Spread betting services	Waterfront, Hammersmith Embankment, Chancellors Road, London, W6 9HP
TSE Data Processing Limited	100%	Ireland	Provision of support services	Power Tower, Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, D04V972
D McGranaghan Limited	100%	Northern Ireland	Bookmaker	Victoria House, Gloucester Street, Belfast, BT1 4LS
CT Networks Limited	100%	Isle of Man	Games developer	Merchants House, 24 North Quay, Douglas, Isle of Man, IM1 4LE
PPB GE Limited	100%	Ireland	Online gaming	Power Tower, Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, D04V972
Paddy Power Holdings Limited[1]	100%	Isle of Man	Holding company	Merchants House, 24 North Quay, Douglas, Isle of Man, IM1 4LE
Sportsbet Pty Limited	100%	Australia	Online sports betting	Level 17, 367 Collins Street, Melbourne, Victoria 3000
Paddy Power Australia Pty Limited	100%	Australia	Holding company	Level 17, 367 Collins Street, Melbourne, Victoria 3000
Betfair Italia S.R.L.	100%	Italy	Online sports betting and gaming	Via Carducci 36, 20123, Milan
TSED Unipessoal LDA	100%	Portugal	R&D activities	Avenida de Camilo 72, 4300-095 Porto
Betfair Casino Limited	100%	Malta	Online gaming	Triq il-Kappillan Mifsud, Santa Venera, SVR1851
PPB Entertainment Limited	100%	Malta	Online gaming	Triq il-Kappillan Mifsud, Santa Venera, SVR1851
PPB Counterparty Services Limited	100%	Malta	Online sports betting	Triq il-Kappillan Mifsud, Santa Venera, SVR1851
Betfair International Plc	100%	Malta	Online sports betting and gaming	Triq il-Kappillan Mifsud, Santa Venera, SVR1851
Betfair Holding (Malta) Limited	100%	Malta	Holding company	Triq il-Kappillan Mifsud, Santa Venera, SVR1851
Polco Limited	100%	Malta	Online sports betting	Triq il-Kappillan Mifsud, Santa Venera, SVR1851
TSE Malta LP	100%	Gibraltar	Online sports betting	57/63 Line Wall Road, Gibraltar

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

32. Group entities (continued)

	Equity interest at
	31 December	Country of
Name	2018	incorporation	Activity	Registered office
PPB Games Limited	100%	Malta	Online Gaming	Triq il-Kappillan Mifsud, Santa Venera, SVR1851
Betfair Romania Development S.R.L.	100%	Romania	R&D activities	Cladirea The Office, B-dul 21 Decembrie 1989, Nr.77, Corp A, Etaj 4, Cluj-Napoca, 400604
FanDuel Group, Inc.	57.81%	USA	Holding company	251 Little Falls Drive, Wilmington, Delaware, 19808
FanDuel Limited	57.81%	Scotland	Fantasy sports betting, R&D activities and support services	Shepherd and Wedderburn LLP, 1 Exchange Crescent, Conference Square, Edinburgh, EH3 8UL
FanDuel Inc	57.81%	USA	Fantasy sports betting	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
Betfair Interactive US LLC	57.81%	USA	Online gaming	251 Little Falls Drive, Wilmington, Delaware, 19808
ODS Technologies LP	57.81%	USA	Horse racing broadcaster and betting network	251 Little Falls Drive, Wilmington, Delaware, 19808
HRTV LLC	57.81%	USA	Horse racing broadcaster and betting network	251 Little Falls Drive, Wilmington, Delaware, 19808
Betfair US LLC	57.81%	USA	Online sports betting	251 Little Falls Drive, Wilmington, Delaware, 19808
StarStreet, LLC	57.81%	USA	Fantasy sports betting	251 Little Falls Drive, Wilmington, Delaware, 19808

1. These companies are held directly by Paddy Power Betfair plc.

2. Non-controlling interest of 0.2% exists in relation to Tradefair Spreads Limited. The value of the non-controlling interest was less than £0.1m at 31 December 2018.

All subsidiary undertakings have been included in the Group consolidated financial statements.

In addition to the above subsidiary undertakings, the Group utilises an employee trust, The Paddy Power Betfair plc Employee Benefit Trust, with a registered address at 12 Castle Street, St Helier, Jersey, JE2 3RT, and which holds shares under the share award schemes.

33. Events after the reporting date

Dividend

In respect of the current year, the Directors propose that a final dividend of 133.0 pence per share will be paid to shareholders on 21 May 2019. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the register of members on 12 April 2019. The total estimated dividend to be paid amounts to £104m.

Acquisition of Adjarabet

On 1 February 2019, the Group announced the acquisition of an initial 51% controlling stake in Adjarabet, the market leader in online betting and gaming in the regulated Georgian market. The Group, through agreed option agreements, expects to acquire the remaining 49% after three years.

In 2018, Adjarabet generated revenues (unaudited) of 215m Georgian Lari (GEL) (£64m) and EBITDA (unaudited) of GEL68m (£20m). The initial cash consideration being paid by the Group for the 51% stake is £101m. A mechanism has also been agreed, consisting of call and put options, which enables the Group to acquire the remaining 49% after three years at a valuation equivalent to 7 times 2021 EBITDA. The call/put option consideration can be settled, at the Group’s election, in cash or shares. The acquisition-date fair value accounting exercise had not been completed as at 5 March 2019.

Legacy German & Greek tax assessments

On 13 February 2019, the Group provided an update on two separate disputed legacy tax assessments. The first relates to the Betfair Exchange in Germany, which operated there until November 2012, and the second relates to the paddypower.com business in Greece.

The Hessen Fiscal Court provided the Group with its decision relating to the Group’s appeal of a 2012 German tax assessment relating to the Betfair Exchange, which operated in Germany until November 2012. The Fiscal Court found against the Group and deemed that a tax liability of approximately €40m (£36m) is payable (including accrued interest). This represents a multiple of the revenues generated by the Exchange during the assessment period.

Separately, the Group was recently issued with a Greek tax assessment for financial years 2012, 2013 and 2014, relating to paddypower.com’s Greek interim licence. This assessment concluded that the Group is liable to pay €15m (£13m) in taxes including penalties and interest. This is substantially higher (by multiples) than the total cumulative revenues ever generated by paddypower.com in Greece.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-62

The Group strongly disputes the basis of these assessments, and in line with the legal and tax advice we have received, is confident in our grounds to appeal. We therefore intend to do so. Accordingly, we have not provided for these amounts in our financial statements. Pending the outcome of these appeals, we paid the total Greek liability in January 2019 while we await clarity with respect to the timing of any cash payment in Germany.

Share buyback

On 20 August 2018, the Group commenced a £300m share buyback programme which was ongoing at 31 December 2018. Between 31 December 2018 and 6 February 2019, shares valued at £85m were repurchased and this share buyback programme is now complete.

34. Changes in accounting policies

Following the adoption of IFRS 9 Financial Instruments as outlined in Note 2, the impact of the changes on the consolidated statement of financial position as of 31 December 2017 is as follows:

	31 December 2017	31 December 2017
	As reported	As reported
	under previous	under new
	accounting	accounting
	policies	policies
	£m	£m
Investments at fair value through profit or loss	0.1	15.1
Available-for-sale financial assets	15.0	–

IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 retains and establishes three primary measurement categories for financial assets: amortised cost, fair value through Other Comprehensive Income (‘OCI’) and fair value through Profit and Loss (‘P&L’). The basis of the classification depends on the business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at the date of initial application to present changes in fair value in OCI not recycling.

There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39 Financial Instruments: Recognition and Measurement. For financial liabilities there are no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss.

Adoption of this standard did not impact the Group other than how the Group presents movements in investments in equity instruments. Under IAS 39, these instruments are categorised as available-for-sale and the movement in fair value is booked to OCI. Per IFRS 9, such instruments are required to be measured at fair value through profit or loss unless the irrevocable option at initial application to present changes in fair value in OCI is chosen. This designation is made on an instrument by instrument basis.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-63

COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2018

		31 December	31 December
		2018	2017
	Note	£m	£m
Assets
Property, plant and equipment	5	37.9	35.7
Intangible assets	6	0.6	0.4
Goodwill	7	18.0	17.1
Financial assets	8	5,023.8	5,009.4
Other receivables	10	333.4	189.4
Deferred tax assets	12	0.1	0.1
Total non-current assets		5,413.8	5,252.1

Current assets
Trade and other receivables	10	286.9	289.4
Cash and cash equivalents	11	12.7	24.2
Total current assets		299.6	313.6

Total assets		5,713.4	5,565.7

Equity
Issued share capital and share premium		424.8	423.0
Treasury shares	13	(4.2)	(4.2)
Shares held by employee benefit trust	13	(8.6)	(15.6)
Other reserves		186.0	178.2
Retained earnings		3,735.5	4,366.2
Shareholders’ funds – all equity interests		4,333.5	4,947.6

Liabilities
Trade and other payables	15	1,087.8	551.6
Derivative financial liabilities	15	8.0	1.7
Borrowings	16	0.4	–
Total current liabilities		1,096.2	553.3

Trade and other payables	15	–	0.3
Derivative financial liabilities	15	0.7	2.3
Borrowings	16	283.0	62.2
Total non-current liabilities		283.7	64.8

Total liabilities		1,379.9	618.1

Total equity and liabilities		5,713.4	5,565.7

Notes 1 to 26 on pages 168 to 185 form an integral part of these financial statements.

On behalf of the Board of Directors

Peter Jackson	Jonathan Hill
Chief Executive Officer	Chief Financial Officer

5 March 2019

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-64

COMPANY STATEMENT OF CASH FLOWS

YEAR ENDED 31 DECEMBER 2018

		2018	2017
	Note	£m	£m
Cash flows from operating activities
Profit for the year – all attributable to equity holders of the Company		34.2	24.9
Tax expense		5.6	5.8
Financial expense		3.7	2.1
Depreciation and amortisation		8.0	7.0
Employee equity-settled share-based payments expense		2.0	0.4
Profit on disposal of property, plant and equipment		(0.5)	–
Foreign currency exchange loss		8.8	17.0
Cash from operations before changes in working capital		61.8	57.2
(Increase)/decrease in trade and other receivables		(141.2)	(5.1)
Increase in trade, other payables and provisions		447.8	284.2
Cash generated from operations		368.4	336.3
Tax paid		(4.8)	(6.6)
Net cash from operating activities		363.6	329.7

Purchase of property, plant and equipment	5	(9.9)	(7.1)
Purchase of intangible assets	6	(0.5)	–
Proceeds from disposal of property, plant and equipment		0.5	–
Purchase of businesses	9	(0.9)	(0.2)
Payment of contingent deferred consideration	9	(0.1)	–
Net cash used in investing activities		(10.9)	(7.3)

Proceeds from the issue of new shares		2.3	5.8
Purchase of own shares including direct purchase costs		(415.0)	–
Purchase of shares by employee benefit trust		–	(2.5)
Dividends paid	14	(169.0)	(152.1)
Net amounts drawn down/(repaid) on borrowings facility		223.1	(159.7)
Fees in respect of borrowing facility		(2.4)	–
Interest paid		(3.1)	(2.1)
Net cash used in financing activities		(364.1)	(310.6)

Net (decrease)/increase in cash and cash equivalents		(11.4)	11.8

Cash and cash equivalents at start of year		24.2	12.6
Foreign currency exchange loss on cash and cash equivalents		(0.1)	(0.2)
Cash and cash equivalents at end of year	11	12.7	24.2

Notes 1 to 26 on pages 168 to 185 form an integral part of these financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-65

COMPANY STATEMENT OF CHANGES IN EQUITY

YEAR ENDED 31 DECEMBER 2018

	Attributable to equity holders of the Company (see Note 13)
		Issued				Shares
	Number of	share		Foreign		held by	Share-
	ordinary	capital	Undeno-	exchange		employee	based
	shares in	and share	minated	translation	Treasury	benefit	payment	Retained	Total
	issue	premium	capital	reserve	shares	trust	reserve	earnings	equity
	millions	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2018	86.5	423.0	1.8	130.0	(4.2)	(15.6)	46.4	4,366.2	4,947.6

Profit for the year	–	–	–	–	–	–	–	34.2	34.2

Shares issued (Note 13)	0.5	2.3	–	–	–	–	–	–	2.3
Own shares acquired by the Group	(5.6)	(0.5)	0.5	–	–	–	–	(501.8)	(501.8)
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	19.6	–	19.6
Equity-settled transactions – vestings	–	–	–	–	–	7.0	(6.7)	0.3	0.6
Transfer to retained earnings on exercise of share options (Note 13)	–	–	–	–	–	–	(5.6)	5.6	–
Dividends to shareholders (Note 14)	–	–	–	–	–	–	–	(169.0)	(169.0)
Total contributions by and distributions to owners of the Company	(5.1)	1.8	0.5	–	–	7.0	7.3	(664.9)	(648.3)
Balance at 31 December 2018	81.4	424.8	2.3	130.0	(4.2)	(8.6)	53.7	3,735.5	4,333.5

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-66

COMPANY STATEMENT OF CHANGES IN EQUITY

YEAR ENDED 31 DECEMBER 2017

	Attributable to equity holders of the Company (see Note 13)
		Issued				Shares
	Number of	share		Foreign		held by	Share-
	ordinary	capital	Undeno-	exchange		employee	based
	shares in	and share	minated	translation	Treasury	benefit	payment	Retained		Total
	issue	premium	capital	reserve	shares	trust	reserve	earnings		equity
	millions	£m	£m	£m	£m	£m	£m	£m		£m
Balance at 1 January 2017	86.0	417.2	1.8	127.4	(4.2)	(30.9)	37.5	4,493.5		5,042.3

Profit for the year	–	–	–	–	–	–	–	24.9		24.9

Shares issued (Note 13)	0.5	5.8	–	–	–	–	–	–		5.8
Own shares acquired by employee benefit trust	–	–	–	–	–	(2.5)	–	–		(2.5)
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	26.1	–		26.1
Equity-settled transactions – vestings	–	–	–	2.6	–	17.8	(16.3)	(1.0)		3.1
Transfer to retained earnings on exercise of share options (Note 13)	–	–	–	–	–	–	(0.9)	0.9		–
Dividends to shareholders (Note 14)	–	–	–	–	–	–	–	(152.1	)1	(152.1)
Total contributions by and distributions to owners of the Company	0.5	5.8	–	2.6	–	15.3	8.9	(152.2)		(119.6)
Balance at 31 December 2017	86.5	423.0	1.8	130.0	(4.2)	(15.6)	46.4	4,366.2		4,947.6

1	Note, the difference between the dividends paid in 2017 in the Company financial statements of £152.1m and that in the Consolidated financial statements of £149.4m relates entirely to the change in functional currency of the Company at 1 January 2018. In the Company financial statements, as per the requirements of IAS 21 The Effect of Changes in Foreign Exchange Rates in respect of a change in functional currency, the dividends paid in 2017 were translated at the FX rate at 31 December 2017 whereas in the Consolidated financial statements the dividends were translated at the prevailing rate on the date of payments.

Notes 1 to 26 on pages 168 to 185 form an integral part of these financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-67

NOTES TO THE COMPANY FINANCIAL STATEMENTS

1. Basis of preparation and summary of significant accounting policies

The Company changed its functional currency and presentation currency from euro to pound sterling with effect from 1 January 2018 to better reflect its cash flow management and financing. The 2017 comparatives were converted to pounds sterling from euro using the following procedures:

•	Assets, liabilities and equity, with the exception of the share capital, share premium, treasury shares and shares held by the employee benefit trust were translated into pounds sterling at the relevant closing rate of exchange at 31 December 2017, being EUR1 = GBP0.887.

•	All P&L and equity transactions in 2017 with the exception of the movements in the equity accounts noted above were translated into pound sterling at the relevant closing rate of exchange at 31 December 2017, being EUR1 = GBP0.887.

•	Share capital, share premium, treasury shares and shares held by the employee benefit trust were translated at the FX rates used to translate these balances at 1 January 2015 when the Group changed its presentation currency from Euro to pounds sterling and at the prevailing FX rates thereafter. The difference on retranslation between these rates and the rate at 31 December 2017 has been taken to the foreign currency translation reserve.

The financial statements as reported have been rounded to the nearest million. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

As permitted by section 304 of the Companies Act 2014, no separate profit and loss account is presented in respect of the Company. The Company recorded a profit for the year of £34.2m (2017: £24.9m).

Revenue

The services provided by the Company comprise sports betting and business-to-business services as well as services provided to other group companies. Revenue is stated exclusive of value-added tax. The costs of customer promotions (including free bets) and bonuses are deducted from revenue.

The Company’s activities, with the exception of business-to-business services and services to other group companies on which fees are earned, are classified as derivative financial instruments.

Revenue from betting activities represents the net gain or loss from betting activities in the period plus the gain or loss on the revaluation of open positions at period end, and is stated net of the cost of customer promotions and bonuses incurred in the period.

These derivatives are recognised initially at fair value and subsequently at fair value through profit or loss, within the income line as this represents the Company’s principal activity. Commission and other fee income earned is also recorded within revenue.

Revenue from business-to-business services and services to other group companies represents fees charged for the services provided in the period.

Financial assets

Interests in subsidiary undertakings are stated in the Company statement of financial position as financial assets, at cost less, where necessary, provisions for impairment.

Included within financial assets are capital contributions representing share-based payment awards made to employees of certain of the Company’s subsidiaries.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the sites on which they are located. Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within the income statement.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment on a straight line basis over their useful lives, as follows:

Land	Not depreciated
Buildings: Freehold	50 years
Buildings: Leasehold improvements	Unexpired term of the lease, except for leases with an initial term of ten or less years, which are depreciated over the unexpired term of the lease plus the renewal length of the lease if there is an unconditional right of renewal
Fixtures and fittings	3 – 7 years
Computer equipment	3 – 5 years

Assets in the process of construction are stated at cost less impairment losses. Depreciation of these assets begins when the assets are ready for their intended use.

The residual value of property, plant and equipment, if significant, is reassessed annually.

Intangible assets

Intangible assets, principally comprising licences and computer software, are capitalised at cost and amortised over their estimated useful economic lives on a straight line basis.

Licences comprise the costs of acquiring retail bookmaking licences, the rents incurred in respect of the period prior to each shop opening for business (as the existence of a premises is a pre-requisite for obtaining such licences) and licences for electronic point of sale (“EPOS”) system software.

Computer software includes the costs incurred in acquiring and bringing specific software programs into use. Maintenance costs relating to computer software programs are expensed to the income statement when incurred.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-68

The estimated useful economic lives of intangible assets, according to which amortisation is calculated, are as follows:

Licences	2 – 20 years
Computer software	2 – 5 years

Goodwill

Acquisitions of businesses are accounted for using the acquisition method. The value of acquisition is measured at the date of purchase and represents the aggregate of the fair values of assets given, liabilities incurred or assumed and any equity instruments issued by the Group in exchange for control of the acquiree and fair value of previously held equity interests. The identifiable assets and liabilities of the acquiree are recognised at their fair values at the date of acquisition.

Goodwill recognised under Irish Generally Accepted Accounting Practice (“GAAP”) prior to the date of transition to IFRS is stated at net book value as at the transition date. Goodwill recognised subsequent to 1 January 2014, representing the excess of purchase consideration over the fair value of net identifiable assets acquired defined in accordance with IFRS, is capitalised. Goodwill is initially recognised as an asset at cost and is thereafter measured at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually. Any impairment in the value of goodwill is dealt with in the income statement in the period in which it arises. Goodwill is recognised only when control of the acquiree is initially achieved. Following the acquisition of control, no goodwill is recognised on subsequent purchases of equity interests in the acquiree and instead the difference between the cost of such acquisitions and the fair values of the relevant net assets acquired is dealt with through retained earnings.

Costs relating to the acquisition of businesses that occurred since 1 January 2014 are expensed to the income statement when incurred. Costs relating to the acquisition of non-controlling interests are recognised directly in retained earnings.

Amounts payable in respect of deferred contingent consideration are recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognised in the income statement.

Impairment

Financial assets (including receivables) – applicable from 1 January 2018

The Group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost. The Group measures loss allowances at an amount equal to lifetime ECLs, except for bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition which are measured at 12-month ECLs.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward looking information. The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full or the financial asset is significantly past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•      significant financial difficulty of the third party;

•      a breach of contract such as a default;

•      the restructuring of a balance by the Group on terms that the Group would not consider otherwise;

•      it is probable that the third party will enter bankruptcy or other financial reorganisation; or

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-69

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

1. Basis of preparation and summary of significant accounting policies (continued)

Financial assets (including receivables) – effective in comparative period

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event has had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy and the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment. The Company considers evidence of impairment at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives (such as certain licences and brands) or that are not yet available for use, the recoverable amount is estimated each year at the same time. The recoverable amount of an asset or cash generating unit is the greater of its value-in-use and its fair value less costs to sell. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating unit”, or “CGU”). Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro-rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other non-derivative financial instruments

Other non-derivative financial instruments comprise cash and cash equivalents, deposits, trade and other receivables and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Company’s contractual right to the cash flows from the financial assets expire or if the Company transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e. the date that the Company commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Company’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents for the purpose of the statement of cash flows comprise cash and call deposits with an original maturity of three months or less.

Deposits represent term deposits with an original maturity of greater than three months. In accordance with IAS 7, ‘Statement of Cash Flows’, these deposits do not qualify as a cash equivalent for the purposes of the statement of cash flows as the maturity is greater than three months from the date of the original deposit.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-70

Subsequent to initial recognition, cash and cash equivalents, deposits and trade and other payables are measured at amortised cost.

Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated impaired losses.

Derivative financial instruments

The Company holds certain derivative financial instruments which are initially recognised at fair value.

Sports betting open positions

Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by the Company on initial recognition as financial liabilities at fair value through profit or loss.

Borrowings

Borrowings are recorded at the fair value of the proceeds received, net of any directly attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortised cost using the effective interest method.

Leases

Operating lease rentals payable are recognised as an expense in the income statement on a straight line basis over the lease term unless another systematic basis is more appropriate.

Employee benefits

Pensions

The Company operates a number of defined contribution schemes under which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions are recognised as an expense in the income statement as the service is received. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

Share-based payments

The Company operates equity-settled long term and medium term incentive plans for selected senior executives and other key management under which they are conditionally awarded shares which vest upon the achievement of predetermined earnings targets and/or future service periods. The fair value is measured at the award grant date and is spread over the period during which the employees become unconditionally entitled to the shares with a corresponding increase in the share-based payment reserve in equity. The fair value of the shares conditionally granted is measured using the market price of the shares at the time of grant.

The Company operates an equity-settled share save scheme (“SAYE”) for employees under which employees acquire options over Company shares at a discounted price subject to the completion of a savings contract. The fair value of share options granted is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

The Company has operated equity-settled share option schemes for employees under which employees acquired options over Company shares. The fair value of share options granted is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions, other than non-market performance conditions, upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Income tax

Income tax in the income statement comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in other comprehensive income or directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous year.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to apply to temporary differences when they reverse, based on laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied by the same taxation authority.

Foreign currency transactions

Transactions in foreign currencies are translated at the relevant foreign exchange rate ruling at the date of the transaction. Non-monetary assets that are carried at historical cost are not subsequently retranslated. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into GBP at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-71

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

1. Basis of preparation and summary of significant accounting policies (continued)

Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognised as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. Transaction costs relating to the purchase by the Company of its own shares are recognised directly in retained earnings. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and any resulting surplus on the transaction is recognised in share premium.

Where the Company purchases its own shares and subsequently cancels those shares, the cost of the shares cancelled is written off directly to retained earnings. The nominal value of the shares cancelled is transferred from share capital to the undenominated capital.

Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or, in the case of the interim dividend, when it has been approved by the Board of Directors and paid. Dividends declared after the reporting date are disclosed in Note 33 to the consolidated financial statements.

2. Employee expenses and numbers

	2018	2017
	£m	£m
Wages and salaries	34.5	32.8
Social security costs	3.6	3.3
Defined contribution pension and life assurance costs	0.4	0.4
Share-based payments expense (see below)	2.0	0.4
Other staff costs	1.3	1.1
Total	41.8	38.0
The average number of persons employed by the Company (including Executive Directors), all of whom were involved in the provision of betting services, during the year was:	1,411	1,401

Details of the remuneration of Directors are set out in the Directors’ Remuneration Report on pages 74 to 95.

Summary of share-based payments expense

The share-based payments expense in the profit and loss account in respect of the Company’s share schemes is comprised as follows:

	2018	2017
	£m	£m
The Paddy Power plc Sharesave Scheme	0.1	0.1
The Paddy Power Betfair plc Long Term Incentive Plan (“LTIP”) and Restricted Share Plan	1.3	–
The Paddy Power Betfair plc Sharesave Scheme	0.6	0.3
Total	2.0	0.4

Summary of options outstanding to employees of the Company

The total number of options outstanding at 31 December 2018 was 101,046 (2017: 69,767). The Paddy Power plc sharesave options had exercise prices ranging from €39.60 to €75.21 (2017: €27.79 to €75.21).

	Options				Options
	outstanding	Options	Options	Options	outstanding
	at	granted	lapsed	exercised	at
	1 January	during	during	during	31 December
For the year ended 31 December 2018:	2018	year	year	year	2018
The Paddy Power plc Sharesave Scheme	20,656	–	(1,862)	(9,306)	9,488
The Paddy Power Betfair plc Sharesave Scheme	49,111	–	(10,152)	(10)	38,949
The Paddy Power Betfair plc Long Term Share Incentive Plan (“LTIP”)	–	41,442	–	–	41,442
The Paddy Power Betfair plc Restricted Share Plan	–	11,167	–	–	11,167
Total	69,767	52,609	(12,014)	(9,316)	101,046

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-72

	Options				Options
	outstanding	Options	Options	Options	outstanding
	at	granted	lapsed	exercised	at
	1 January	during	during	during	31 December
For the year ended 31 December 2017:	2017	year	year	year	2017
The Paddy Power plc Sharesave Scheme	53,314	–	(2,318)	(30,340)	20,656
The Paddy Power Betfair plc Sharesave Scheme	27,694	31,707	(10,290)	–	49,111
Total	81,008	31,707	(12,608)	(30,340)	69,767

Summary of share awards outstanding under the Paddy Power Long Term Incentive Plan

The total number of share awards outstanding at 31 December 2018 was nil (2017: 4,753). The movements in share awards during the years ended 31 December 2018 and 2017 (excluding related dividends awarded as shares) were as follows:

	Share				Share
	awards	Share	Share	Share	awards
	outstanding	awards	awards	awards	outstanding
	at	granted	lapsed	vested	at
	1 January	during	during	during	31 December
For the year ended 31 December 2018:	2018	year	year	year	2018
2013 LTIP scheme	4,753	–	–	(4,753)	–

	Share				Share
	awards	Share	Share	Share	awards
	outstanding	awards	awards	awards	outstanding
	at	granted	lapsed	vested	at
	1 January	during	during	during	31 December
For the year ended 31 December 2017:	2017	year	year	year	2017
2013 LTIP scheme	50,640	–	–	(45,887)	4,753

3. Financial income and expense

	2018	2017
	£m	£m
Recognised in profit or loss:
Financial expense:
On financial liabilities at amortised cost
Interest on borrowings, bank guarantees and bank facilities, and other interest payable	3.7	2.1

4. Statutory information

	2018	2017
	£m	£m
Auditor’s remuneration	0.5	0.5
Depreciation of property, plant and equipment	7.7	6.8
Amortisation of intangible assets	0.3	0.2
Foreign currency exchange loss – monetary items	8.8	17.0
Operating lease rentals, principally premises	9.1	9.0
Operating lease income (representing sub lease income)	(0.2)	(0.2)

The Auditor’s remuneration of £0.5m (2017: £0.5m) relates to the audit of Group and subsidiary financial statements. It comprises £0.1m (2017: £0.1m) for the audit of the Company. Further details on Auditor’s remuneration is disclosed in Note 7 to the consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-73

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

4. Statutory information (continued)

Auditor remuneration to Company External Auditor (KPMG Ireland)

In accordance with the requirements of Regulation 120 of Statutory Instrument 220/2010, ‘European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010’, the Auditor’s remuneration figures presented below represent fees paid to KPMG Ireland only and are exclusive of value-added tax. Audit relates to the audit of the Company financial statements only. Audit fees borne by the Company in relation to the audit by KPMG Ireland of the Group and subsidiary companies are classified as other assurance services. In 2017, the Group external auditor was KPMG LLP.

	2018	2017
	£m	£m
Audit	0.1	0.1
Other assurance services	0.4	0.4
Total	0.5	0.5

Other assurance services includes £0.4m (2017: £0.4m) in respect of fees incurred by the Company for the audit of the Group financial statements, £0.1m (2017: £0.1m) in respect of fees relating to the audit of subsidiary companies which have been borne by the Company.

5. Property, plant and equipment

	Land,
	buildings
	and
	leasehold	Fixtures and	Computer
	improvements	fittings	equipment	Total
	£m	£m	£m	£m
Cost
Balance at 1 January 2017	38.6	68.0	9.6	116.2
Additions (including business combinations)	0.2	5.0	1.9	7.1
Balance at 31 December 2017	38.8	73.0	11.5	123.3
Additions (including business combinations)	–	6.0	3.9	9.9
Disposals	(0.1)	–	–	(0.1)
Balance at 31 December 2018	38.7	79.0	15.4	133.1

Depreciation
Balance at 1 January 2017	21.6	52.0	7.2	80.8
Depreciation charges	1.5	4.3	1.0	6.8
Balance at 31 December 2017	23.1	56.3	8.2	87.6
Depreciation charges	1.4	4.7	1.6	7.7
Disposals	(0.1)	–	–	(0.1)
Balance at 31 December 2018	24.4	61.0	9.8	95.2

Net book value
At 31 December 2017	15.7	16.7	3.3	35.7
At 31 December 2018	14.3	18.0	5.6	37.9

The net book value of land, buildings and leasehold improvements at 31 December 2018 includes £10.8m (2017: £11.7m) in respect of leasehold improvements.

The Directors do not consider the remaining useful lives of property, plant and equipment to be materially different from the period over which the assets are being depreciated.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-74

6. Intangible assets

The movements during the prior year and current year in respect of intangible assets, which comprise licences and computer software, were as follows:

		Computer
	Licences	software	Total
	£m	£m	£m
Cost
Balance at 1 January 2017	1.4	4.0	5.4
Additions	–	–	–
Balance at 31 December 2017	1.4	4.0	5.4
Additions	–	0.5	0.5
Balance at 31 December 2018	1.4	4.5	5.9

Amortisation
Balance at 1 January 2017	1.4	3.4	4.8
Amortisation charges	–	0.2	0.2
Balance at 31 December 2017	1.4	3.6	5.0
Amortisation charges	–	0.3	0.3
Balance at 31 December 2018	1.4	3.9	5.3

Net book value
At 31 December 2017	–	0.4	0.4
At 31 December 2018	–	0.6	0.6

7. Goodwill

			£m
Balance at 1 January 2017			16.9
Arising on acquisitions during the year (Note 9)			0.2
Balance at 31 December 2017			17.1
Arising on acquisitions during the year (Note 9)			0.9
Balance at 31 December 2018			18.0

The goodwill balance as at 31 December 2017 arose from the assets acquired as part of the amalgamation of three bookmaking businesses to form Paddy Power plc in 1988 and subsequent acquisitions of licenced book making shops in Ireland. Additional goodwill in 2018 arose on the acquisition of a number of licenced bookmaking shops in Ireland. The goodwill balance as at 31 December 2018 is attributable to the Irish Retail cash generating unit, being the lowest level of asset for which there are separately identifiable cash flows (see Note 12 to the consolidated financial statements).

The accumulated amortisation balance at 31 December 2018 is £4.1m (2017: £4.1m). Under IFRS, goodwill is not amortised but is instead tested for impairment annually. The most recent test for impairment was performed at 31 December 2018 and is detailed in Note 12 to the consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-75

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

8. Financial assets

	Unlisted
	investments
	in
	subsidiary	Capital
	companies	contributions	Total
	£m	£m	£m
Balance at 1 January 2017	4,889.5	97.5	4,987.0
Share-based payments	–	22.4	22.4
Balance at 31 December 2017	4,889.5	119.9	5,009.4
Share-based payments	–	14.4	14.4
Balance at 31 December 2018	4,889.5	134.3	5,023.8

In the opinion of the Directors, the value to the Company of the unlisted investments in and capital contributions to subsidiary companies at 31 December 2018 is not less than the carrying amount of £5,023.8m (2017: £5,009.4m). The Company’s principal subsidiaries are listed in Note 32 to the consolidated financial statements.

Capital contributions represent amounts included in the Company’s share-based payment reserve relating to share-based payment awards made to employees of certain of the Company’s subsidiary undertakings.

9. Business combinations

Year ended 31 December 2018

Shop property business acquisitions

In 2018, the Company, in the absence of available comparable sites for organic shop openings, acquired a number of licensed bookmaking shops in Ireland.

Goodwill arising on the acquisitions amounted to £0.9m. Property, plant and equipment acquired amounted to £0.1m.

The principal factors contributing to the Irish Retail goodwill balance are the well-established nature of the acquired shops within the location in which they operate and the potential synergies, rebranding opportunities and operational efficiencies achievable for the acquired shops within the Paddy Power Betfair group.

Information in respect of revenue, operating profit and cash flows for the acquired businesses in respect of the period from acquisition and for the year ended 31 December 2018 has not been presented on the basis of immateriality.

During 2018, the Company settled deferred consideration liabilities of £0.1m in relation to prior years’ acquisitions.

Year ended 31 December 2017

Shop property business acquisitions

In 2017, the Company, in the absence of available comparable sites for organic shop openings, acquired a number of licensed bookmaking shops in Ireland.

Goodwill arising on the acquisitions amounted to £0.2m. Property, plant and equipment acquired amounted to £0.1m. The consideration was comprised of £0.2m cash consideration and £0.1m contingent deferred consideration.

The principal factors contributing to the Irish Retail goodwill balance are the well-established nature of the acquired shops within the location in which they operate and the potential synergies, rebranding opportunities and operational efficiencies achievable for the acquired shops within the Paddy Power Betfair group.

Information in respect of revenue, operating profit and cash flows for the acquired businesses in respect of the period from acquisition and for the year ended 31 December 2018 has not been presented on the basis of immateriality.

Contingent deferred consideration is payable to the vendors by reference to the acquired businesses’ performance against agreed financial targets for the 12 months following the date of acquisition.

During 2017, the Company did not settle any deferred consideration liabilities in relation to prior years’ acquisitions.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-76

10. Trade and other receivables and derivative financial assets

Non-current assets

	31 December	31 December
	2018	2017
	£m	£m
Other receivables
Amounts owed by fellow Group companies	333.4	189.4

The Company has provided a long term loan to subsidiary companies.

Current assets

	31 December	31 December
	2018	2017
	£m	£m
Trade and other receivables
Prepayments	4.4	4.7
Amounts owed by fellow Group companies	280.7	283.7
Corporation tax receivable	1.8	1.0
Total	286.9	289.4

Amounts owed by fellow Group companies are unsecured, interest free and repayable on demand.

11. Cash and cash equivalents

There was no cash on deposit at 31 December 2018 and 31 December 2017.

Cash and cash equivalents are analysed by currency as follows:

	31 December	31 December
	2018	2017
	£m	£m
GBP	1.1	0.9
EUR	11.3	22.5
AUD	0.1	0.4
USD	0.1	–
Other	0.1	0.4
Total	12.7	24.2

12. Deferred tax assets

Deferred tax is attributable to the following:

	31 December	31 December
	2018	2017
	£m	£m
Property, plant and equipment	0.1	0.1
Net asset	0.1	0.1

Movement in temporary differences during the year

	2018	2017
	£m	£m
Balance at 1 January	0.1	0.2
Recognised in income	–	(0.1)
Balance at 31 December	0.1	0.1

All of the above deferred tax balances are in respect of Irish corporation tax.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-77

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

13. Share capital and reserves

The total authorised share capital of the Company comprises 150,000,000 ordinary shares of €0.09 each (2017: 150,000,000 ordinary shares of €0.09 each). All issued share capital is fully paid. The holders of ordinary shares are entitled to vote at general meetings of the Company on a one vote per share held basis. Ordinary shareholders are also entitled to receive dividends as may be declared by the Company from time to time.

The movement in the number of issued ordinary shares during the year was as follows:

During the year ended 31 December 2018, 474,236 ordinary shares (2017: 560,732) were issued as a result of the exercise of share options under employee share schemes, giving rise to a share premium of £2.3m (2017: £5.8m).

The £200m share buyback programme announced on 29 May 2018 was completed in August 2018. On completion of this programme, the Group commenced a second buyback programme of £300m which was ongoing at 31 December 2018. Overall in 2018 the Group’s brokers repurchased 5,635,089 ordinary shares of €0.09 each. The total cost of the shares repurchased comprised £414.7m for the shares themselves and a further £1.3m for other transaction related costs. Cash payments of £413.7m had been made in respect of the repurchases with the outstanding £1.0m settlement made at the beginning of January 2019. This £1.0m together with the remaining value of the buyback programme (including associated fees) of £85.8m was recorded as a liability at 31 December 2018. The shares bought back are being cancelled and the nominal value of these shares is transferred to undenominated capital. The nominal value of the shares cancelled at 31 December 2018 was £0.5m. As described further in Note 33 of the Consolidated Financial Statements, the £300m share buyback programme was completed in February 2019.

A total of 225,000 ordinary shares were held in treasury as of 31 December 2018 (31 December 2017: 225,000). All rights (including voting rights and the right to receive dividends) in the shares held in treasury are suspended until such time as the shares are reissued. The Company’s distributable reserves are restricted by the value of the treasury shares, which amounted to £4.2m as of 31 December 2018 (31 December 2017: £4.2m).

At 31 December 2018, the Paddy Power Betfair plc Employee Benefit Trust (“EBT”) held 99,741 (2017: 200,973) of the Company’s own shares, which were acquired at a total cost of £8.6m (2017: £15.6m), in respect of potential future awards relating to the Group’s employee share plans (see Note 18 of the Consolidated Financial Statements). The Company’s distributable reserves at 31 December 2018 are restricted by this cost amount. In the year ended 31 December 2017, the EBT purchased 29,342 Paddy Power Betfair plc ordinary shares for a total consideration of £2.5m. No shares were purchased in 2018. In 2018, 101,232 shares with an original cost of £7.0m (2017: 306,761 shares with an original cost of £17.8m) were transferred from the EBT to the beneficiaries of the EBT.

Other reserves comprise undenominated capital of £2.1m (2017: £1.6m) which relates to the nominal value of shares in the Company acquired by the Company and subsequently cancelled, and the nominal value of shares in the Company cancelled as part of the return of capital to shareholders, and an amount of £0.2m (2017: £0.2m) which arose on the redenomination of the ordinary share capital of the Company at the time of conversion from Irish pounds to euro.

The foreign exchange translation reserve of £130.0m arose as a result of the Company changing its functional currency and presentation currency from Euro to pound sterling with effect from 1 January 2018. See Note 25 of the Company financial statements.

In 2018, an amount of £5.6m (2017: £0.9m) in respect of share options exercised during the year was transferred from the share-based payment reserve to retained earnings.

14. Dividends paid on ordinary shares

	2018	2017
	£m	£m
Ordinary shares:
- Final dividend of £1.35 per share for the year ended 31 December 2017 (31 December 2016: £1.13)	114.0	97.8
- Interim dividend of £0.67 per share for the year ended 31 December 2018 (31 December 2017: £0.65)	55.0	54.3
Amounts recognised as distributions to equity holders in the year	169.0	152.1

The Directors have proposed a final dividend of 133.0 pence per share which will be paid on 21 May 2019 to shareholders on the Company’s register of members at the close of business on the record date of 12 April 2019. This dividend, which amounts to approximately £104m, has not been included as a liability at 31 December 2018.

Note, the difference between the dividends paid in 2017 in the Company financial statements of £152.1m and that in the Consolidated financial statements of £149.4m relates entirely to the change in functional currency of the Company at 1 January 2018. In the Company financial statements, as per the requirements of IAS 21 The Effect of Changes in Foreign Exchange Rates in respect of a change in functional currency, the dividends paid in 2017 were translated at the FX rate at 31 December 2017 whereas in the Consolidated financial statements the dividends were translated at the prevailing rate on the date of payments.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-78

15. Trade and other payables and derivative financial liabilities

Current liabilities
	31 December	31 December
	2018	2017
	£m	£m
Trade and other payables
Trade payables	1.4	1.6
PAYE and social welfare	0.7	0.9
Value-added tax	1.6	0.4
Betting duty	2.8	2.7
Amounts owed to fellow Group companies	980.7	532.2
Contingent deferred consideration – business combinations (Note 22)	0.1	0.2
Liability to purchase own shares	86.8	–
Accruals and other liabilities	13.7	13.6
Total	1,087.8	551.6

Derivative financial liabilities
Sports betting open positions (Note 22)	8.0	1.7

Non-current liabilities

	31 December	31 December
	2018	2017
	£m	£m
Trade and other payables
Accruals and other liabilities	–	0.3

Derivative financial liabilities
Sports betting open positions (Note 22)	0.7	2.3

16. Borrowings

Current liabilities

	31 December	31 December
	2018	2017
	£m	£m
Accrued interest on borrowings	0.4	–

Non-current liabilities

	31 December	31 December
	2018	2017
	£m	£m
Revolving credit facility	285.0	62.2
Less: expenses relating to revolving credit facility	(2.0)	–
Total	283.0	62.2

See Note 22 to the consolidated financial statements for further information on the terms of the borrowings.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-79

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

17. Financial risk management

The Company’s risk exposures, and what its objectives, policies and processes are for managing those risks, are set out in Notes 18 to 21, and Note 23 to the consolidated financial statements.

18. Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 December was:

	Carrying amount
	31 December	31 December
	2018	2017
	£m	£m
Cash and cash equivalents	12.7	24.2

19. Liquidity risk

The following are the contractual maturities of financial liabilities as at 31 December:

	31 December 2018
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial liabilities
Trade and other payables	1,087.7	1,087.7	1,087.7	–	–	–	–
Contingent deferred consideration	0.1	0.1	0.1	–	–	–	–
Borrowings – Revolving Credit Facility and Interest	285.4	295.4	1.6	1.6	3.1	3.1	286.0
	1,373.2	1,383.2	1,089.4	1.6	3.1	3.1	286.0
Derivative financial liabilities
Sports betting open positions	8.7	8.7	6.3	1.7	–	–	0.7
Total	1,381.9	1,391.9	1,095.7	3.3	3.1	3.1	286.7

	31 December 2017
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial liabilities
Trade and other payables	551.4	551.4	551.1	–	0.3	–	–
Contingent deferred consideration	0.2	0.2	0.1	0.1	–	–	–
Borrowings – Revolving Credit Facility	62.2	63.7	0.3	0.4	0.7	62.3	–
	613.8	615.3	551.5	0.5	1.0	62.3	–
Derivative financial liabilities
Sports betting open positions	4.0	4.0	1.5	0.2	0.4	–	1.9
Total	617.8	619.3	553.0	0.7	1.4	62.3	1.9

The contingent deferred consideration payable represents management’s best estimate of the fair value of the amounts that will be payable, and may vary depending on the future performance of the acquired businesses.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-80

20. Currency risk

Currency risk exposure

As of 31 December 2018 and 2017, the Company’s foreign currency risk exposure was as follows:

	31 December 2018				31 December 2017
	EUR	AUD	USD	Other	GBP	AUD	USD	Other
	£m	£m	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	11.3	0.1	0.1	1.2	0.9	0.4	–	0.4
Non-derivative financial liabilities	(16.5)	–	(0.3)	–	(0.9)	–	(0.1)	–
Gross statement of financial position exposure	(5.2)	0.1	(0.2)	1.2	–	0.4	(0.1)	0.4

The Company changed its functional currency from EUR to GBP at 1 January 2018. Further details on this is included in Note 1 and Note 25.

The following are the significant exchange rates that applied during the year:

	Average rate		31 December (mid-spot rate)
To 1 GBP:	2018	2017	2018	2017
EUR	1.130	1.141	1.118	1.127
AUD	1.760	1.681	1.813	1.730

Sensitivity analysis

A ten per cent increase and decrease in the value of pound sterling (Euro in 2017) against the following currencies at 31 December 2018 and 2017 would have increased/(decreased) profit by the amounts below as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates. It is assumed that all other variables, especially interest rates, remain constant in the analysis.

	10%	10%
	increase	decrease
	£m	£m
31 December 2018
GBP	(0.5)	0.5
31 December 2017
EUR	–	–

21. Interest rate risk

Profile

At 31 December 2018 and 31 December 2017 the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	Carrying amount
	31 December	31 December
	2018	2017
	£m	£m
Variable rate instruments
Financial assets – cash	12.7	24.2
Borrowings – Revolving Credit Facility and Interest	(285.4)	(62.2)
Total	(272.7)	(38.0)

Cash flow sensitivity analysis for variable rate instruments

An increase and decrease of 50 basis points (“bps”) in interest rates at 31 December 2018 and at 31 December 2017 would have (decreased)/ increased profit for a full year by the amounts set out in the table below. It is assumed that all other variables, including foreign currency exchange rates, remain constant.

	50 bps	50 bps
	increase	decrease
	£m	£m
31 December 2018
Variable rate instruments	(1.4)	1.4
31 December 2017
Variable rate instruments	(0.2)	0.2

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-81

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

22. Fair values

Fair values versus carrying amounts

The following are the fair values and carrying amounts of financial assets and liabilities carried at amortised cost in the statement of financial position:

	31 December 2018		31 December 2017
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	£m	£m	£m	£m
Assets
Amounts owed by fellow Group companies	614.1	614.1	473.1	473.1
Cash and cash equivalents	12.7	12.7	24.2	24.2
Total	626.8	626.8	497.3	497.3

Liabilities
Trade and other payables	(1,087.7)	(1,087.7)	(551.7)	(551.7)
Borrowings – Revolving Credit Facility and Interest	(285.4)	(285.4)	(62.2)	(62.2)
Total	(1,373.1)	(1,373.1)	(613.9)	(613.9)

Net	(746.3)	(746.3)	(116.6)	(116.6)

Fair value hierarchy

•	Financial instruments at 31 December which are carried at fair value are analysed by valuation method below. The different levels have been defined as follows: Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 December 2018
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Derivative financial liabilities	–	–	(8.7)	(8.7)
Non-derivative financial liabilities	–	–	(0.1)	(0.1)
Total	–	–	(8.8)	(8.8)

	31 December 2017
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Derivative financial liabilities	–	–	(4.0)	(4.0)
Non-derivative financial liabilities	–	–	(0.2)	(0.2)
Total	–	–	(4.2)	(4.2)

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-82

Basis for determining fair values

The following are the significant methods and assumptions used to estimate the fair values of the financial instruments above:

Financial instruments carried at amortised cost

Cash and cash equivalents (Level 2)

The fair value of cash and cash equivalents is based on the nominal value of the relevant cash and bank deposit balances, as all are held at variable interest rates.

Trade and other payables (Level 2)

The fair value of trade and other payables is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date. Amounts due within three months are not discounted.

Borrowings (Level 2)

The fair value of borrowings is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date.

Financial instruments carried at fair value

Derivative financial instruments (Level 3)

Derivative financial instruments comprise sports betting open positions. The fair value of open sports bets at the year-end has been calculated using the latest available prices on relevant sporting events.

Non-derivative financial liabilities (Level 3)

Non-derivative financial liabilities includes contingent consideration. The contingent consideration payable is determined with reference to forecast performance for the acquired businesses during the relevant time periods and the amounts to be paid in such scenarios. The fair value was estimated by assigning probabilities to the potential payout scenarios. The significant unobservable inputs are forecast performance for the acquired businesses.

Sensitivity analysis in respect of Level 3 financial instruments carried at fair value

The following sensitivity analysis has been performed for the Level 3 financial liabilities carried at fair value at 31 December 2018 and 2017.

Sports betting open positions

The fair value of sports betting open positions is primarily based on expectations as to the results of sporting and other events on which bets are placed. Changes in those expectations and ultimately the actual results when the events occur will result in changes in fair value. There are no reasonably probable changes to assumptions and inputs that would lead to material changes in the fair value methodology although final value will be determined by future sporting results.

Contingent consideration

The fair value of contingent consideration is primarily dependent on forecast performance of the acquired businesses against predetermined targets. There are no reasonably probable changes to assumptions and inputs that would lead to a material change in the fair value of the total amount payable.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-83

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

22. Fair values (continued)

Movements in the year in respect of Level 3 financial instruments carried at fair value

The movements in respect of the financial assets and liabilities carried at fair value in the year to 31 December are as follows:

	Sports	Contingent
	betting open	deferred
	positions	consideration	Total
	£m	£m	£m
Balance at 1 January 2017	(2.8)	(0.1)	(2.9)
Arising on acquisition	–	(0.1)	(0.1)
Recognised in the income statement	141.3	–	141.3
Settlements	(142.5)	–	(142.5)
Balance at 31 December 2017	(4.0)	(0.2)	(4.2)
Recognised in the income statement	135.4	–	135.4
Settlements	(140.1)	0.1	(140.0)
Balance at 31 December 2018	(8.7)	(0.1)	(8.8)

23. Pension arrangements

The Company operates defined contribution pension schemes for certain employees. The assets of the schemes are held separately from those of the Company in independently administered funds.

Pension costs for the year were £0.3m (2017: £0.3m) and the amount due to the schemes at 31 December 2018 amounted to £0.1m (2017: £0.1m).

24. Commitments and contingencies

(a) Guarantees

The Company has uncommitted working capital overdraft facilities of £9.6m (2017: £9.6m) with Allied Irish Banks p.l.c. These facilities are secured by cross-guarantees within the Group.

The Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group. The Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

As mentioned in Note 22 to the consolidated financial statements, borrowings under the RCF are unsecured but are guaranteed by the Company and certain of its operating subsidiaries.

(b) Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred was as follows:

	31 December	31 December
	2018	2017
	£m	£m
Property, plant and equipment	4.8	–
Total	4.8	–

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-84

(c) Operating lease commitments

The Company leases various licensed betting and other offices under operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The leases have, on average, approximately six years left to run (if the Company was to exercise available break options), with a right of renewal after that date. Lease rentals are typically reviewed every five years to reflect market rental rates or changes in general inflation rates.

At 31 December 2018 and 2017, the future minimum rentals payable under non-cancellable operating leases on properties were as follows:

	31 December	31 December
	2018	2017
	£m	£m
Within one year	9.0	8.9
Between two and five years	24.7	23.3
After five years	16.4	19.2
Total	50.1	51.4

The Group has a small number of shop properties that are sublet. Sublease payments of £0.2m (2017: £0.2m) are expected to be received during the year ended 31 December 2019.

During 2018, an amount of £9.1m was recognised in profit or loss in respect of operating leases (2017: £9.0m). Sublease income (netted against operating lease expense on the basis of immateriality) amounted to £0.2m in 2018 (2017: £0.2m).

Operating leases for licensed betting and other offices are entered into as combined leases of land and buildings. Since the title to the land does not pass, the rent paid to the landlord of the building is increased to market rent at regular intervals and the Company does not participate in the residual value of the building, it was determined that substantially all the risks and rewards of the offices are with the landlord. As such, the Company has determined that the leases are operating leases.

(d) Section 357 guarantees

Pursuant to the provisions of Section 357 of the Companies Act 2014, the Company has guaranteed the liabilities and commitments of its wholly owned subsidiary undertakings in the Republic of Ireland for the financial year ended 31 December 2018 and, as a result, such subsidiary undertakings have been exempted from the filing provisions of the Companies Act 2014.

25. Change in functional currency

The Company changed its functional currency and presentation currency from euro to pound sterling with effect from 1 January 2018 to better reflect its cash flow management and financing. The 2017 comparatives were converted to pounds sterling from euro using the following procedures:

•	Assets, liabilities and equity, with the exception of the share capital, share premium, treasury shares and shares held by the employee benefit trust were translated into pounds sterling at the relevant closing rate of exchange at 31 December 2017, being EUR1 = GBP0.887.

•	All P&L and equity transactions in 2017 with the exception of the movements in the equity accounts noted above were translated into pound sterling at the relevant closing rate of exchange at 31 December 2017, being EUR1 = GBP0.887.

•	Share capital, share premium, treasury shares and shares held by the employee benefit trust were translated at the FX rates used to translate these balances at 1 January 2015 when the Group changed its presentation currency from Euro to pounds sterling and at the prevailing FX rates thereafter. The difference on retranslation between these rates and the rate at 31 December 2017 has been taken to the foreign currency translation reserve.

26. Approval of Financial Statements

The Financial Statements of the Company for the year ended 31 December 2018 were approved by the Board of Directors on 5 March 2019.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-85

FIVE YEAR FINANCIAL SUMMARY

Financial information for the Group for the five years ended 31 December 2018 is set out below.

	Statutory	Statutory	Proforma	Proforma	Statutory	Statutory	Statutory
	2018[1]	2017[1]	2016[2]	2015[2]	2016[1]	2015[3]	2014[3]
	£m	£m	£m	£m	£m	£m	£m
Revenue	1,873.4	1,745.4	1,550.8	1,318.1	1,500.8	794.3	710.7
EBITDA (before separately disclosed items)	451.0	473.2	400.2	295.7	387.0	170.9	170.7
EBITDA: Separately disclosed items	(28.0)	(7.4)	(137.4)	(9.1)	(123.1)	(7.4)	–
EBITDA (after separately disclosed items)	423.0	465.8	262.8	286.6	263.9	163.5	170.7
Operating profit (before separately disclosed items)	360.5	391.9	330.3	228.6	319.1	132.5	132.0
Operating profit: Separately disclosed items	(155.9)	(141.9)	(318.0)	(9.1)	(303.7)	(7.4)	–
Operating profit (after separately disclosed items)	204.6	250.0	12.3	219.5	15.4	125.1	132.0
Profit before tax	218.7	246.6	8.6	217.3	11.9	124.5	134.3
Profit/(loss) for the year	180.7	217.7	(10.7)	184.5	(5.7)	108.2	116.8

1.	Statutory numbers reported.

2.	Proforma numbers represent the results of the Group as if the Merger with Betfair Group plc had occurred on 1 January 2015. A reconciliation between the proforma numbers and statutory numbers for 2015 is provided on page 52 of the 2016 Annual Report.

3.	As reported in the 2014 Annual Report and translated into GBP using the average exchange rates of 1.2405.

Paddy Power Betfair plc
Annual Report & Accounts 2018

K-A-86

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF PADDY POWER BETFAIR PLC

1. Our opinion is unmodified

We have audited the financial statements of Paddy Power Betfair plc (the “Company”) for the year ended 31 December 2017 which comprise the consolidated income statement, the consolidated statement of other comprehensive income, the consolidated statement of financial position, the consolidated statement of cash flows, the consolidated statement of changes in equity, the company statement of financial position, the company statement of cash flows, the company statement of changes in equity, and related notes, including the accounting policies in Note 2 beginning on page 109. The financial reporting framework that has been applied in their preparation is Irish Law and International Financial Reporting Standards (IFRS) as adopted by the European Union and, as regards the Company financial statements, as applied in accordance with the provisions of the Companies Act 2014.

In our opinion:

•	the Group financial statements give a true and fair view of the assets, liabilities and financial position of the Group as at 31 December 2017 and of its profit for the year then ended;

•	the Company statement of financial position gives a true and fair view of the assets, liabilities and financial position of the Company as at 31 December 2017;

•	the Group financial statements have been properly prepared in accordance with IFRS as adopted by the EU;

•	the Company financial statements have been properly prepared in accordance with IFRS as adopted by the EU and as applied in accordance with the provisions of the Companies Act 2014; and

•	the Group financial statements and Company financial statements have been prepared in accordance with the requirements of the Companies Act 2014 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) (“ISAs (Ireland)”) and applicable law. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section of our report. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion. Our audit opinion is consistent with our report to the Audit Committee.

We were appointed as auditor for Paddy Power Betfair plc by the Directors in April 2016. The period of total uninterrupted engagement is for the two financial years ended 31 December 2017. Prior to April 2016, KPMG Ireland was the auditor for Paddy Power plc (subsequently renamed to Paddy Power Betfair plc) for 14 uninterrupted financial years, and we were the auditor for Betfair Group plc for five uninterrupted financial years (prior to acquisition by Paddy Power plc). We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with ethical requirements in Ireland including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority (“IAASA”) as applied to listed public entities. No non-audit services prohibited by that standard were provided.

2. Key audit matters: our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. We summarise below the key audit matters, in decreasing order of audit significance, in arriving at our audit opinion above, together with our key audit procedures to address those matters and, as required for public interest entities, our results from those procedures. These matters were addressed, and our results are based on procedures undertaken, in the context of, and solely for the purpose of, our audit of the financial statements as a whole, and in forming our opinion thereon, and consequently are incidental to that opinion, and we do not provide a separate opinion on these matters.

Revenue recognition (2017: £1,745 million)

(2016: £1,501 million)

Risk vs 2016:	(Risk unchanged)

The Audit Committee Report Page 64 Accounting policy Page 111 Note 3 to the Group financial statements Page 117

The risk

Data capture and processing:

The Group has a number of income streams across its online and retail operations, and the accuracy and completeness of the amounts recognised from these income streams is largely dependent on the effectiveness of the operational and fraud-related controls in place. The Group’s IT systems aim to correctly calculate commission revenues and appropriate wins and losses, as applicable, alongside customer funds and core finance processes and controls accurately reporting on and reconciling these transactions. Revenue streams for the vast majority of the Group’s products are computed on highly-complex IT systems, with a number of different bases for calculating revenue. There is a risk that a system may not be configured correctly from the outset such that commissions or winning and losing bets are calculated incorrectly, that the systems do not interface correctly from the customer facing systems through to the financial information systems and that unauthorised changes may be made to any of these systems, which may result in the misstatement of revenue.

Additionally, the calculation of revenue from the IT systems reconciles directly to the transfer of funds from the customer accounts to the corporate accounts, and as such; customer funds must be appropriately managed and safeguarded. There is a risk that commissions or winning and losing bets are not calculated correctly and consequently a risk that the cash to be transferred from the customer accounts in the ring-fenced trust to the Group’s corporate accounts could be misstated.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-87

Our response

Our procedures included:

Control operation and reperformance:

•	We utilised our own IT specialists to critically assess the general IT controls related to access to programs and data, program change and development and computer operations by evaluating account set-up and termination for users, password restrictions, access reviews, users with super-user access, program change and development process controls and integration monitoring, and tested whether any unauthorised changes had been made to the system. We critically assessed the overall IT environment, including: security policies and procedures, IT organisational structure, strategy and reporting, disaster recovery and back-up testing.

•	We also tested the configuration of the system which monitors the information transfer between key IT systems. In addition, we utilised our own IT specialists, to test the effectiveness of the IT controls of the online betting environment by observing bets placed from the customer-facing systems and tracing the transactions to the data centre, and then from the data warehouse to the financial information systems to assess whether that information is passed appropriately from one system to another. We also tested the effectiveness of the controls related to the capture of initial bets, their allocation between different products and their processing through the system to recognition as revenue or in the appropriate customer account, as well as the effectiveness of controls over customer account set-up and cash deposits and withdrawals from customer accounts.

Test of details:

•	We assessed the appropriateness of revenue recognised by tracing a sample of betting transactions through both the retail and online betting systems, and verified that they were appropriately recorded within the financial information systems at the transaction level.

•	We then assessed the appropriateness of cash transferred from the client trust to corporate cash by reconciling the total revenue amounts reported by key IT systems to the amount transferred from the client trust to corporate cash; and tested a sample of these settlements by agreeing the amounts to the relevant bank information.

•	We obtained external confirmation of client funds held in the client trust and reconciled the obtained bank balance confirmations to the customers’ betting accounts.

Our results:

•	The results of our testing were satisfactory and we considered the amount of revenue recognised and customer account balances to be acceptable.

Tax provisioning

Risk vs 2016:	(Risk unchanged)

The Audit Committee Report Page 64 Accounting policy Page 115 Note 8 to the Group financial statements Page 122

The risk

Tax provisioning:

For some markets in which the Group now operates or operated in the past, the tax regulations dealing specifically with online gaming businesses might not yet be formed, are unclear or continue to evolve. The Directors are therefore required to exercise a level of judgement surrounding the interpretation and application of the tax laws which may differ from that of relevant tax authorities. The amounts involved are potentially significant, and determining the amount, if any, to be provided as a liability, is inherently subjective.

Directors are also required to make judgements and estimates in relation to international tax issues and exposures given that the Group operates in a number of tax jurisdictions, and the complexities of transfer pricing and other international tax legislation, including point of consumption tax and controlled foreign companies.

Our response

Our procedures included:

Control design and operation:

•	We evaluated, including assessing the operating effectiveness, the controls and processes in place across the Group that consist of the calculation of income tax provisions and the review of assumptions used in the estimation of such liabilities.

Enquiry of lawyers:

•	For any significant tax exposures, we assessed correspondence with the Group’s external counsel accompanied by formal confirmations from that counsel.

Our tax expertise:

•	We utilised our own international and local tax specialists to assess the Group’s tax positions, its correspondence with the relevant tax authorities, and to evaluate and challenge the assumptions and methodologies used by the Group in relation to the recognition of direct and indirect tax liabilities and in assessing the reasonableness of the assumptions underpinning the measurement and recognition of such amounts.

Assessing transparency:

•	We assessed the adequacy of the Group’s disclosures in respect of tax and uncertain tax positions.

Our results:

•	The results of our testing were satisfactory and we consider the Group’s application of the relevant tax regulations and the respective amounts recorded to be acceptable.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-88

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS

OF PADDY POWER BETFAIR PLC CONTINUED

3. Our application of materiality and an overview of the scope of our audit

Materiality for the Group financial statements as a whole was set at £12.8 million (2016: £12.0 million), determined with reference to a benchmark of Group profit before tax, of which it represents 5.0% (2016: 5.0% of normalised Group profit before tax with the addback of amortisation expense related to acquired intangible assets).

Materiality for the parent company financial statements as a whole was set at £9.6 million (2016: £6.5 million), determined with reference to a benchmark of total assets and chosen to be lower than materiality for the group financial statements as a whole. It represents 0.2% (2016: 0.1%) of total assets.

We agreed to report to the Audit Committee any corrected or uncorrected identified misstatements exceeding £640,000 (2016: £595,000), in addition to other identified misstatements that warranted reporting on qualitative grounds.

Of the Group’s 11 (2016: 11) reporting components, we subjected five (2016: seven) to full scope audits for Group purposes. The decrease in components subject to full scope audits is attributable to Malta being disaggregated into three distinct components in the prior year. These Maltese components were consolidated into a single component in the current year, thereby reducing the number of components subject to full scope audits.

The components within the scope of our work accounted for the percentages illustrated below.

The remaining 7% of total Group revenue and 5% of Group profit before tax is represented by six reporting components, none of which individually represented more than 6% of any of total Group revenue, or 3% of Group profit before tax or total Group assets. For these residual components, we performed analysis at an aggregated Group level to re-examine our assessment that there were no significant risks of material misstatement within these.

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group team approved the component materialities, which ranged from £4.1 million to £7.9 million, having regard to the mix of size and risk profile of the Group across the components. The work on one of the five in-scope components was performed by component auditors in Australia and the rest, including the audit of the parent company, was performed by the Group team (2016: five of the 11 components – Ireland, Malta [three components], and Australia were audited by component auditors).

The Group team held teleconference meetings with the Australian component to assess the audit risk and strategy. The Group team also visited this component at the conclusion of their fieldwork to review the work performed and to discuss the findings reported to the Group team in more detail.

4. We have nothing to report on going concern

We are required to report to you if:

•	we have anything material to add or draw attention to in relation to the directors’ statement in Note 2 to the financial statements on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and Company’s use of that basis for a period of at least 12 months from the date of approval of the financial statements; or the related statement under the Listing Rules set out on page 96 is materially inconsistent with our audit knowledge.

We have nothing to report in these respects.

5. We have nothing to report on the other information in the Annual Report

The Directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon. The other information comprises the information included in the annual report other than the financial statements and our auditor’s report thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Based solely on that work, we report that:

•	we have not identified material misstatements in the Directors’ Report or other accompanying information;

•	in our opinion the information given in the Directors’ Report is consistent with the financial statements; and

•	in our opinion the Directors’ Report has been prepared in accordance with the Companies Act 2014.

Disclosures of principal risks and longer-term viability

Based on the knowledge we acquired during our financial statements audit, we have nothing material to add or draw attention to in relation to:

•	the Directors’ confirmation within the Directors’ Report on page 96 that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency and liquidity;

•	the Understanding and Managing our Principal Risks disclosures describing these risks and explaining how they are being managed and mitigated; and

•	the Directors’ explanation in the Directors’ Report of how they have assessed the prospects of the Group, over what period they have done so and why they considered that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Under the Listing Rules we are required to review the Viability Statement on page 96. We have nothing to report in this respect.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-89

Corporate governance disclosures

We are required to address the following items and report to you in the following circumstances:

•	Fair, balanced and understandable: if we have identified material inconsistencies between the knowledge we acquired during our financial statements audit and the directors’ statement that they consider that the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;

•	Report of the Audit Committee: if the section of the annual report describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee; or

•	Statement of compliance with UK Corporate Governance Code: if the Corporate Governance Statement does not properly disclose a departure from the 11 provisions of the UK Corporate Governance Code specified by the Listing Rules for our review.

We have nothing to report in these respects.

In addition as required by the Companies Act 2014, we report, in relation to information given in the Corporate Governance Statement on pages 50 to 51, that:

•	based on the work undertaken for our audit, in our opinion, the description of the main features of internal control and risk management systems in relation to the financial reporting process is consistent with the financial statements and has been prepared in accordance with the Companies Act 2014; and

•	based on our knowledge and understanding of the company and its environment obtained in the course of our audit, we have not identified any material misstatements in that information.

We also report that, based on work undertaken for our audit, other information required by the Companies Act 2014 is contained in the Corporate Governance Statement.

Directors’ Remuneration Report

In addition to our audit of the Financial Statements, the Directors have engaged us to audit the information in the Directors’ Remuneration Report that is described as having been audited, which the Directors have decided to prepare as if the company were required to comply with the requirements of Schedule 8 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008 No. 410) made under the UK Companies Act 2006.

In our opinion the part of the Directors’ Remuneration Report which we were engaged to audit has been properly prepared in accordance with Schedule 8 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made under the UK Companies Act 2006, as if those requirements were to apply to the Company.

6. Our opinions on other matters prescribed the Companies Act 2014 are unmodified

We have obtained all the information and explanations which we consider necessary for the purpose of our audit.

In our opinion, the accounting records of the Company were sufficient to permit the financial statements to be readily and properly audited and the Company’s statement of financial position and the profit and loss account is in agreement with the accounting records.

7. We have nothing to report on other matters on which we are required to report by exception

The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures of Directors’ remuneration and transactions required by sections 305 to 312 of the Companies Act 2014 are not made.

The Listing Rules of the Irish Stock Exchange and the UK Listing Authority require us to review:

•	the Directors’ statement, set out on page 96, in relation to going concern and longer-term viability;

•	the part of the Corporate Governance Statement on page 51 relating to the Company’s compliance with the provisions of the UK Corporate Governance Code and the Irish Corporate Governance Annex specified for our review; and

•	certain elements of disclosures in the report to shareholders by the Remuneration Committee.

8. Respective responsibilities

Directors’ responsibilities

As explained more fully in their statement set out on page 97, the Directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud, other irregularities, or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud, other irregularities or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. The risk of not detecting a material misstatement resulting from fraud or other irregularities is higher than for one resulting from error, as they may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control and may involve any area of law and regulation not just those directly affecting the financial statements.

A fuller description of our responsibilities is provided on IAASA’s website at:

https://www.iaasa.ie/getmedia/b2389013-1cf6-458b-9b8f-a98202dc9c3a/Description_of_auditors_responsiblities_for_ audit.pdf

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-90

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS

OF PADDY POWER BETFAIR PLC CONTINUED

Irregularities – Ability to detect

We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our sector experience, through discussion with the directors and other management (as required by auditing standards), and from inspection of the Group’s regulatory, licensing and legal correspondence.

We had regard to laws and regulations in areas that directly affect the financial statements including financial reporting (including related company legislation) and taxation legislation. We considered the extent of compliance with those laws and regulations as part of our procedures on the related financial statement items.

In addition we considered the impact of laws and regulations in the specific areas of gaming, licensing, anti-bribery, corruption and money laundering recognising the financial and regulated nature of the Group’s activities.

With the exception of any known or possible non-compliance, and as required by auditing standards, our work in respect of these was limited to enquiry of the directors and other management, and inspection of regulatory, licensing and legal correspondence. We considered the effect of any known or possible non-compliance in these areas as part of our procedures on the related financial statement items.

We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from the group to component audit teams of relevant laws and regulations identified at group level, with a request to report on any indications of potential existence of non-compliance with relevant laws and regulations (irregularities) in these areas, or other areas directly identified by the component team.

As with any audit, there remained a higher risk of non- detection of non-compliance with relevant laws and regulations (irregularities), as these may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

9. The purpose of our audit work and to whom we owe our responsibilities

This report is made solely to the Company’s members, as a body, in accordance with section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Michael Harper

for and on behalf of KPMG LLP, Statutory Audit Firm

Chartered Accountants

15 Canada Square

London E14 5GL

7 March 2018

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-91

CONSOLIDATED INCOME STATEMENT

YEAR ENDED 31 DECEMBER 2017

		Before	Separately		Before	Separately
		separately	disclosed		separately	disclosed
		disclosed	items		disclosed	items
		items	(Note 4)	Total	items	(Note 4)	Total
		2017	2017	2017	2016	2016	2016
	Note	£m	£m	£m	£m	£m	£m
Continuing operations

Revenue	3	1,745.4	–	1,745.4	1,500.8	–	1,500.8
Cost of sales		(405.4)	–	(405.4)	(346.5)	–	(346.5)
Gross profit		1,340.0	–	1,340.0	1,154.3	–	1,154.3

Operating costs excluding depreciation and amortisation		(866.8)	(7.4)	(874.2)	(767.3)	(123.1)	(890.4)
EBITDA[1]		473.2	(7.4)	465.8	387.0	(123.1)	263.9

Depreciation and amortisation		(81.3)	(134.5)	(215.8)	(67.9)	(180.6)	(248.5)
Operating profit/(loss)		391.9	(141.9)	250.0	319.1	(303.7)	15.4

Financial income	6	1.7	–	1.7	1.5	–	1.5
Financial expense	6	(5.1)	–	(5.1)	(5.0)	–	(5.0)
Profit/(loss) before tax		388.5	(141.9)	246.6	315.6	(303.7)	11.9

Tax (expense)/credit	8	(52.5)	23.6	(28.9)	(49.0)	31.4	(17.6)

Profit/(loss) for the year – all attributable to equity holders of the Company		336.0	(118.3)	217.7	266.6	(272.3)	(5.7)

Earnings/(loss) per share
Basic	9			£2.579			£(0.072)
Diluted[2]	9			£2.554			£(0.072)

1.	EBITDA is defined as profit for the year before depreciation and amortisation, financial income, financial expense and tax expense / credit. It is considered by the Directors to be a key measure of the Group’s financial performance.

2.	Where any potential ordinary shares would have the effect of decreasing a loss per share, they have not been treated as dilutive.

Notes 1 to 33 on pages 109 to 155 form an integral part of these consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-92

CONSOLIDATED STATEMENT OF

 OTHER COMPREHENSIVE INCOME

YEAR ENDED 31 DECEMBER 2017

		2017	2016
	Note	£m	£m
Profit/(loss) for the year – all attributable to equity holders of the Company		217.7	(5.7)

Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	6	–	7.6
Fair value of foreign exchange cash flow hedges transferred to income statement	6	–	(9.3)
Foreign exchange (loss)/gain on translation of the net assets of foreign currency denominated entities	6	(43.3)	49.7
Net change in fair value of available-for-sale financial assets	6	13.7	–
Deferred tax on fair value of cash flow hedges	19	–	0.2
Other comprehensive (loss)/income		(29.6)	48.2
Total comprehensive income for the year – all attributable to equity holders of the Company		188.1	42.5

Notes 1 to 33 on pages 109 to 155 form an integral part of these consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-93

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2017

		31 December	31 December
		2017	2016
	Note	£m	£m
Assets
Property, plant and equipment	10	136.3	134.0
Intangible assets	11	445.2	581.2
Goodwill	12	3,885.2	3,891.1
Deferred tax assets	19	11.7	8.6
Investments		0.1	0.1
Available-for-sale financial assets	14	15.0	1.3
Trade and other receivables	14	4.2	5.8
Total non-current assets		4,497.7	4,622.1

Trade and other receivables	14	48.8	55.2
Financial assets – restricted cash	15	75.4	64.8
Cash and cash equivalents	15	306.6	249.9
Total current assets		430.8	369.9

Total assets		4,928.5	4,992.0

Equity
Issued share capital and share premium		423.0	417.2
Treasury shares	16	(40.7)	(40.7)
Shares held by employee benefit trust	16	(15.6)	(30.9)
Other reserves		114.5	173.0
Retained earnings		3,914.2	3,798.0
Total equity attributable to equity holders of the Company		4,395.4	4,316.6

Liabilities
Trade and other payables	20	334.7	320.6
Derivative financial liabilities	20	7.8	8.6
Provisions	21	3.2	4.6
Current tax payable		38.0	38.8
Borrowings	22	–	0.2
Total current liabilities		383.7	372.8

Trade and other payables	20	34.5	26.9
Derivative financial liabilities	20	2.3	–
Provisions	21	1.2	1.1
Deferred tax liabilities	19	49.2	61.0
Borrowings	22	62.2	213.6
Total non-current liabilities		149.4	302.6

Total liabilities		533.1	675.4

Total equity and liabilities		4,928.5	4,992.0

Notes 1 to 33 on pages 109 to 155 form an integral part of these consolidated financial statements.

On behalf of the Board

Peter Jackson	Alex Gersh
Chief Executive Officer	Chief Financial Officer

7 March 2018

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-94

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED 31 DECEMBER 2017

		2017	2016
	Note	£m	£m
Cash flows from operating activities
Profit/(loss) for the year – all attributable to equity holders of the Company		217.7	(5.7)
Separately disclosed items	4	118.3	272.3
Tax expense before separately disclosed items		52.5	49.0
Financial income	6	(1.7)	(1.5)
Financial expense	6	5.1	5.0
Depreciation and amortisation before separately disclosed items		81.3	67.9
Employee equity-settled share-based payments expense before separately disclosed items	18	26.0	20.8
Foreign currency exchange loss/(gain)	7	0.9	(2.5)
Loss on disposal of property, plant and equipment and intangible assets	7	0.1	0.3
Cash from operations before changes in working capital		500.2	405.6
Decrease/(increase) in trade and other receivables		7.3	(3.5)
Increase/(decrease) in trade, other payables and provisions		20.7	(50.4)
Cash generated from operations		528.2	351.7
Tax paid		(44.8)	(43.1)
Net cash from operating activities before merger fees and integration and restructuring costs		483.4	308.6
Merger fees and integration and restructuring costs paid		(11.8)	(104.4)
Net cash from operating activities		471.6	204.2

Purchase of property, plant and equipment	10	(39.2)	(40.8)
Purchase of intangible assets	11	(25.6)	(32.3)
Purchase of businesses, net of cash acquired	13	(14.9)	(0.2)
Cash acquired from merger with Betfair Group plc	13	–	147.5
Capitalised internal development expenditure	11	(20.0)	(7.0)
Payment of contingent deferred consideration	13	(3.5)	(3.8)
Proceeds from disposal of property, plant and equipment and intangible assets		–	0.2
Interest received		1.7	1.3
Net cash (used in)/from investing activities		(101.5)	64.9

Proceeds from the issue of new shares	16	5.8	2.5
Purchase of shares by employee benefit trust	16	(2.5)	–
Dividends paid	17	(149.4)	(142.3)
Net amounts (repaid)/drawn down on borrowings facility	22	(157.6)	44.1
Interest paid		(1.8)	(2.9)
Betfair Group plc closing dividend	17	–	(22.6)
Net cash used in financing activities		(305.5)	(121.2)

Net increase in cash and cash equivalents		64.6	147.9
Cash and cash equivalents at start of year		249.9	86.1
Foreign currency exchange (loss)/gain on cash and cash equivalents		(7.9)	15.9
Cash and cash equivalents at end of year	15	306.6	249.9

Notes 1 to 33 on pages 109 to 155 form an integral part of these consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-95

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEAR ENDED 31 DECEMBER 2017

	Attributable to equity holders of the Company (see Note 16)
		Issued				Shares
	Number of	share	Foreign			held by	Share-
	ordinary	capital	exchange			employee	based
	shares in	and share	translation	Other	Treasury	benefit	payment	Retained	Total
	issue	premium	reserve	reserves	shares	trust	reserve	earnings	equity
	millions	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2017	86.0	417.2	29.5	1.7	(40.7)	(30.9)	141.8	3,798.0	4,316.6
Total comprehensive income/(loss) for the year
Profit for the year	–	–	–	–	–	–	–	217.7	217.7
Foreign exchange translation (Note 6)	–	–	(43.3)	–	–	–	–	–	(43.3)
Net change in fair value of available-for-sale financial assets (Note 6)	–	–	–	13.7	–	–	–	–	13.7
Total comprehensive (loss)/income for the year	–	–	(43.3)	13.7	–	–	–	217.7	188.1
Transactions with owners of the Company, recognised directly in equity
Shares issued (Note 16)	0.5	5.8	–	–	–	–	–	–	5.8
Own shares acquired by employee benefit trust	–	–	–	–	–	(2.5)	–	–	(2.5)
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	26.0	–	26.0
Equity-settled transactions – vestings	–	–	–	–	–	17.8	(16.0)	1.3	3.1
Tax on share-based payments	–	–	–	–	–	–	–	0.3	0.3
Transfer to retained earnings on exercise of share options (Note 16)	–	–	–	–	–	–	(46.3)	46.3	–
Dividends to shareholders (Note 17)	–	–	–	–	–	–	–	(149.4)	(149.4)
Replacement share options – expense recorded in income statement (Note 4)	–	–	–	–	–	–	7.4	–	7.4
Total contributions by and distributions to owners of the Company	0.5	5.8	–	–	–	15.3	(28.9)	(101.5)	(109.3)
Balance at 31 December 2017	86.5	423.0	(13.8)	15.4	(40.7)	(15.6)	112.9	3,914.2	4,395.4

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-96

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEAR ENDED 31 DECEMBER 2016

	Attributable to equity holders of the Company (see Note 16)
		Issued					Shares
	Number of	share	Foreign	Cash			held by	Share-
	ordinary	capital	exchange	flow			employee	based
	shares in	and share	translation	hedge	Other	Treasury	benefit	payment	Retained	Total
	issue	premium	reserve	reserve	reserves	shares	trust	reserve	earnings	equity
	millions	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2016	46.0	8.7	(20.2)	1.5	1.7	(40.7)	(49.2)	25.5	123.6	50.9
Total comprehensive income/(loss) for the year
Loss for the year	–	–	–	–	–	–	–	–	(5.7)	(5.7)
Foreign exchange translation (Note 6)	–	–	49.7	–	–	–	–	–	–	49.7
Net change in fair value of cash flow hedge reserve (Note 6)	–	–	–	(1.7)	–	–	–	–	–	(1.7)
Deferred tax on cash flow hedges (Note 19)	–	–	–	0.2	–	–	–	–	–	0.2
Total comprehensive income/(loss) for the year	–	–	49.7	(1.5)	–	–	–	–	(5.7)	42.5
Transactions with owners of the Company, recognised directly in equity
Shares issued (Note 16)	0.4	2.5	–	–	–	–	–	–	–	2.5
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	–	28.4	–	28.4
Equity-settled transactions – vestings	–	–	–	–	–	–	18.3	(19.8)	2.0	0.5
Tax on share-based payments	–	–	–	–	–	–	–	–	(1.5)	(1.5)
Transfer to retained earnings on exercise of share options (Note 16)	–	–	–	–	–	–	–	(25.6)	25.6	–
Shares issued as consideration for acquisition of Betfair Group plc (Note 13)	39.6	4,202.3	–	–	–	–	–	–	–	4,202.3
Capital reduction – share premium cancellation(Note 16)	–	(3,796.3)	–	–	–	–	–	–	3,796.3	–
Dividends to shareholders (Note 17)	–	–	–	–	–	–	–	–	(142.3)	(142.3)
Issue of replacement share options (Note 13)	–	–	–	–	–	–	–	111.4	–	111.4
Replacement share options – expense in income statement (Note 4)	–	–	–	–	–	–	–	21.9	–	21.9
Total contributions by and distributions to owners of the Company	40.0	408.5	–	–	–	–	18.3	116.3	3,680.1	4,223.2
Balance at 31 December 2016	86.0	417.2	29.5	–	1.7	(40.7)	(30.9)	141.8	3,798.0	4,316.6

Notes 1 to 33 on pages 109 to 155 form an integral part of these consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-97

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

1. General information

Paddy Power Betfair plc (the “Company”) and its subsidiaries (together referred to as the “Group”) is a global sports betting and gaming group, whose headquarters are in Dublin, Ireland. The Group currently operates across four divisions; (i) Online, which includes the online brands of Paddy Power and Betfair, the Paddy Power telephone sportsbook, as well as a number of business-to-business partnerships; (ii) Australia, consisting of Sportsbet, the market leader in the fast-growing Australian online betting market; (iii) Retail, which operates over 620 Paddy Power betting shops across the UK and Ireland; and (iv) US, which comprises TVG, America’s leading horseracing TV and betting network, DRAFT, an early-stage operator in daily fantasy sports, the Betfair New Jersey online casino and the Betfair New Jersey horseracing betting exchange.

During the year ended 31 December 2016, the Company completed an all-share merger with Betfair Group plc (the “Merger”) – see Note 13 for further information on the Merger. The results of Betfair Group plc prior to completion of the Merger are not included in these consolidated financial statements.

The Company is a public limited company incorporated and domiciled in the Republic of Ireland and has its primary listing on the London Stock Exchange and a secondary listing on the Irish Stock Exchange. The address of its registered office is set out on page 179 of this Annual Report.

The consolidated financial statements of the Group for the year ended 31 December 2017 comprise the financial statements of the Company and its subsidiary undertakings and were approved for issue by the Board of Directors on 7 March 2018.

2. Basis of preparation and summary of significant accounting policies

The consolidated financial statements are prepared on the historical cost basis except for betting transactions and foreign exchange forward contracts (which are recorded as derivative financial instruments), available-for-sale financial assets, contingent deferred consideration and certain share-based payments, all of which are stated at fair value (grant date fair value in the case of share-based payments). The consolidated financial statements are presented in pounds sterling and are rounded to the nearest million.

Further to IAS Regulation (EC1606/2002, ‘Accounting standards adopted for use in the EU’), EU law requires that the annual consolidated financial statements of the Group be prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the European Union (“EU”). The consolidated financial statements have been prepared on the basis of IFRS adopted by the EU and effective for accounting periods ending on or after 1 January 2017.

The accounting policies applied in the preparation of these consolidated financial statements have been applied consistently during the year and prior year, except as highlighted below in ‘Recent accounting pronouncements’.

Recent accounting pronouncements

The IASB have issued the following standards, policies, interpretations and amendments which were effective for the Group for the first time in the year ended 31 December 2017:

•	Amendments to IAS 7: Disclosure Initiative

•	Amendments to IAS 12: Recognition of Deferred Tax Assets for Unrealised Losses

•	Annual Improvements to IFRSs 2014–2016 Cycle – Amendments to IFRS 12

The adoption of the above new standards and interpretations did not have a significant impact on the Group’s consolidated financial statements.

Adopted IFRS not yet applied

The following Adopted IFRSs have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the financial statements:

•	IFRS 15 Revenue from Contract with Customers (effective date 1 January 2018)

•	Amendments to IFRS 2: Classification and Measurement of Share-based Payment Transactions (effective date 1 January 2018)

•	Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (effective date 1 January 2018)

•	Amendments to IAS 40: Transfers of Investment Property (effective date 1 January 2018)

•	Annual Improvements to IFRSs 2014–2016 Cycle – Amendments to IFRS 1 and IAS 28 (effective date 1 January 2018)

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration (effective date 1 January 2018)

•	IFRIC 23 Uncertainty over Income Tax Treatments (effective date 1 January 2019)

•	IFRS 17 Insurance Contracts (effective date 1 January 2021)

•	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between and Investor and its Associate or Joint Venture (effective date to be confirmed)

The following Adopted IFRS have been issued but have not been applied in these financial statements:

•	IFRS 9 Financial Instruments (effective date 1 January 2018)

•	IFRS 16 Leases (effective date 1 January 2019)

IFRS 9 Financial instruments addresses the classification, measurement and recognition of financial assets and liabilities and was issued in July 2015. IFRS 9 retains and establishes three primary measurement categories for financial assets: amortised cost, fair value through Other Comprehensive Income (‘OCI’) and fair value through Profit and Loss (‘P&L’). The basis of the classification depends on the business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at the date of initial application to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39 Financial Instruments: Recognition and Measurement. For financial liabilities there are no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. This standard is not expected to the impact the Group other than how the Group presents movements in investments in equity instruments. Under IAS 39, these instruments are categorised

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-98

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

2. Basis of preparation and summary of significant accounting policies (continued)

as available-for-sale and the movement in fair value is booked to OCI. Per IFRS 9, such instruments are required to be measured at fair value through profit or loss unless the irrevocable option at initial application to present changes in fair value in OCI is chosen. This designation is made on an instrument by instrument basis.

IFRS 16 Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single on-balance sheet lease accounting model for leases. A lessee recognises a right of use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. The standard replaces IAS 17 Leases and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019 and earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16.

The impact of this standard on the financial statements is expected to be significant given the operating lease commitments outlined in Note 30 to the Consolidated Financial Statements and is set out in more detail below.

Income statement

The nature of the expense relating to leases will change as IFRS 16 replaces the straight line operating expense with a depreciation charge for right-of-use assets and interest expense on these liabilities. EBITDA will increase as the Group currently recognises operating lease expenses in operating costs. The Group’s lease expense for 2017 was £33.8m and is disclosed in Note 7 to the Consolidated Financial Statements. Depreciation and Amortisation costs and Finance expense as currently reported in the Consolidated Income Statement will increase as under the new standard, the right-of-use asset will be capitalised and depreciated over the term of the lease with an associated finance expense applied annually to the lease liability. Based on our initial impact assessment, we do not expect the implementation of IFRS 16 to have a material impact on profit before tax.

Balance Sheet

The recognition of the lease liability and the ‘right-of-use’ asset will result in a material grossing up of the balance sheet.

The Group has completed an initial assessment of the potential impact on its consolidated financial statements. The actual impact of applying IFRS 16 at the date of initial application will depend on the transition option chosen, the discount rates applied, the expected terms of leases including renewal options and the extent to which the Group choses to use exemptions for short-term leases and low value items.

Basis of consolidation

The Group’s financial statements consolidate the financial statements of the Company and its subsidiary undertakings based on accounts made up to the end of the financial year. A subsidiary is an entity controlled by the Company. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions are eliminated on consolidation except to the extent that unrealised losses provide evidence of impairment.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In the course of preparing the financial statements, no judgements have been made in the process of applying the Group’s accounting policies, other than those involving estimation (as described below), that have a significant effect on the amounts recognised in the financial statements.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment to the carrying amount of assets and liabilities within the next financial year is set out below.

Valuation of tax provisions and liabilities

Judgement and estimation is required to interpret international tax laws relating to gaming, transfer pricing as well as point of consumption tax and the way these taxes interact within each jurisdiction, in order to identify and value provisions in relation to gaming and other taxes as applicable. The total uncertain tax provisions and liabilities for the year ended 31 December 2017 is comprised of a number of individual immaterial uncertain tax positions relating to the risks assessed in various jurisdictions by management. While complex judgment is involved to assess each individual uncertain tax position, management do not expect a material change to arise in the next financial year. For that reason management have not provided a sensitivity for the tax provision and liabilities.

Note 29 – Determination of fair value of contingent consideration

Contingent consideration is initially recognised at fair value and subsequently reassessed at each reporting date to reflect changes in estimates and assumptions. Fair value is determined with reference to forecast performance for the acquired businesses during the relevant time periods and the amounts to be paid in such scenarios. The fair value was estimated by assigning probabilities to the potential payout scenarios. The significant unobservable inputs are forecast performance for the acquired businesses. Based on the performance of the acquired businesses, a range of possible outcomes is disclosed in Note 29.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-99

Note 12 – Measurement of the recoverable amounts of cash generating units containing goodwill and indefinite life licences and brands intangible assets

An impairment review has been performed of all goodwill and intangible assets held by the Group. The impairment review is performed on a “value-in-use” basis, which requires estimation of future net operating cash flows, the time period over which they will occur, an appropriate discount rate and an appropriate growth rate. Certain of these estimates and assumptions are subjective in nature. However, there are no estimates or assumptions used in assessing the recoverable amount of cash generating units which are considered to have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. Significant unobservable inputs and valuation adjustments are monitored on an on-going basis.

When measuring the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in the different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Revenue

The services provided by the Group comprise sports betting (sportsbook, the exchange sports betting product and pari-mutuel betting products), fixed odds games betting, online games and casino, peer-to-peer games including online bingo, online poker and daily fantasy sports products, and business-to-business services. Revenue is stated exclusive of value-added tax.

The Group’s betting and gaming activities are classified as derivative financial instruments, with the exception of the exchange sports betting product and pari-mutuel betting products on which commission income is earned, peer-to-peer games on which commission income and tournament fees are earned (including daily fantasy sports), and business-to-business services on which fees are earned.

Revenue from sportsbook betting activities represents the net gain or loss from betting activities in the period plus the gain or loss on the revaluation of open positions at period end, and is stated net of the cost of customer promotions and bonuses incurred in the period. These derivatives are recognised initially at fair value and subsequently at fair value through profit or loss, within the revenue line as this represents the Group’s principal activity. Customer promotions (including free bets) and bonuses are deducted from sportsbook betting revenue.

Revenue from the exchange sports betting product represents commission earned on betting activity and is recognised on the date the outcome for an event is settled.

Revenue from pari-mutuel betting products represents a percentage of stake and is recognised on settlement of the event, and is stated net of customer promotions and bonuses in the period.

Revenue from fixed odds games and the online casinos represents net winnings (“customer drop”), being amounts staked net of customer winnings, and is stated net of customer promotions and bonuses incurred in the period.

Revenue from peer-to-peer games represents commission income (“rake”) and tournament fees earned from games completed by the period end, and is stated net of the cost of customer promotions and bonuses incurred in the period.

Revenue from business-to-business services represents fees charged for the services provided in the period.

Cost of sales

Cost of sales principally comprises betting and gaming taxes, software supplier costs, customer payment transaction fees, sporting levies and other data rights charges.

Research and development

Expenditure on research activities is recognised in the income statement as an expense in the period in which it is incurred. Expenditure on development activities is recognised as an internally generated intangible asset only when the necessary criteria are met; including demonstrating the technical feasibility of the product and having sufficient certainty over future revenue or cost savings that will be generated from the product. The qualifying expenditure capitalised represents costs directly attributable to the development of the asset. This expenditure is capitalised from the date when they first meet the recognition criteria and until the date at which the asset is available for use. If the criteria are not met the expenditure is recognised in profit or loss as an expense in the period in which it is incurred. Capitalised development expenditure assets are amortised on a straight-line basis from the date they are available for use over their useful economic life.

Financial income

Interest income is recognised on an accruals basis by reference to the principal outstanding and the effective rate of interest. Financial income includes changes in the fair value of financial assets at fair value through profit or loss.

Financial expense

Financial expense comprises interest expense on borrowings (except in respect of borrowing costs relating to qualifying assets), interest on guarantee contracts entered into with third parties, and the unwinding of the discount on provisions and other non-current liabilities.

Bank and credit card charges

Bank and credit card charges and fees that are considered integral to the operations of the Group’s business are recognised in ‘cost of sales’ in the consolidated income statement. Bank charges and fees that are related to the Group’s financing activities are recognised in ‘financial expense’ in the consolidated income statement.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-100

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

2. Basis of preparation and summary of significant accounting policies (continued)

Operating segment reporting

Operating segments are distinguishable components of the Group that have been established based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker (the Board of Directors) in order to assess each segment’s performance and to allocate resources to them. Geographical segments provide services within a particular economic environment that are subject to risks and rewards that are different from those components operating in alternative economic environments. The Group has determined that its operating segments of Online, Australia, Retail and US are its reportable segments. See Note 3 for further information on operating segments.

Functional and presentation currency

Pounds sterling represents the primary currency for transactions and as such the Group has chosen to present its financial statements in pounds sterling. The Company’s functional currency is euro. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates, which are primarily pounds sterling, euro, Australian dollar and US dollar.

Foreign currency transactions

Transactions in foreign currencies are translated at the relevant foreign exchange rate ruling at the date of the transaction. Non-monetary assets that are carried at historical cost are not subsequently retranslated. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to functional currencies at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Gains and losses arising on the retranslation of cash and cash equivalent balances are included within ‘operating costs excluding depreciation and amortisation’ in the income statement rather than as financial income or expense, as the Directors consider that the gains or losses arising relate to operations, as the Group broadly matches its foreign currency denominated assets and liabilities to ensure that foreign exchange gains and losses are minimised. Gains and losses on retranslation of non-cash assets and liabilities are also dealt with as operating items. Gains and losses on foreign currency retranslation are separately analysed into their components in the statement of cash flows.

Foreign currency translation of foreign operations

To the extent that the Group’s foreign operations are considered to have functional currencies which are different from the Group’s presentation currency, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation and long term intra-group loans that are part of the net investment because repayment is not planned or foreseen, are translated to GBP at the foreign exchange rates ruling at the reporting date. The revenues and expenses of these foreign operations are translated to GBP at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in the consolidated statement of other comprehensive income and presented in the foreign currency translation reserve within equity.

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The value of acquisition is measured at the date of purchase and represents the aggregate of the fair values of assets given, liabilities incurred or assumed and any equity instruments issued by the Group in exchange for control of the acquiree and fair value of previously held equity interests. The identifiable assets and liabilities of the acquiree are recognised at their fair values at the date of acquisition.

Goodwill recognised subsequent to 1 January 2004, representing the excess of purchase consideration over the fair value of net identifiable assets acquired defined in accordance with IFRS 3 Business Combinations, is capitalised. Goodwill is initially recognised as an asset at cost and is thereafter measured at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually. Any impairment in the value of goodwill is dealt with in the income statement in the period in which it arises. Goodwill is recognised only when control of the acquiree is initially achieved. Following the acquisition of control, no goodwill is recognised on subsequent purchases of equity interests in the acquiree and instead the difference between the cost of such acquisitions and the fair values of the relevant net assets acquired is dealt with through retained earnings.

Costs relating to the acquisition of businesses that occurred since 1 January 2010 are expensed to the income statement when incurred. Costs related to the acquisition of non-controlling interests are recognised directly in retained earnings.

Amounts payable in respect of deferred contingent consideration are recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognised in the income statement.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the sites on which they are located. Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009, the borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. Previously, the Group would have immediately recognised all borrowing costs as an expense.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net in the income statement.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment on a straight-line basis over their useful lives, as follows:

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-101

Land	Not depreciated
Buildings: Freehold	50 years
Buildings: Leasehold	Unexpired term of the lease, except for
improvements	leases with an initial term of ten or less
years, which are depreciated over the
unexpired term of the lease plus the
renewal length of the lease if there is an
unconditional right of renewal
Fixtures and fittings	3 – 10 years
Computer equipment	3 – 5 years
Motor vehicles	3 – 5 years

Assets in the process of construction are stated at cost less impairment losses. Depreciation of these assets begins when the assets are ready for their intended use.

The residual value of property, plant and equipment, if not insignificant, is reassessed annually.

Intangible assets

Intangible assets, principally comprising brands, customer relations, computer software and technology, development expenditure, licences and broadcasting and wagering rights are capitalised and amortised over their estimated useful economic lives on a straight-line basis, with the exception of customer relations which is amortised on a reducing balance basis.

Brands represent the fair value of brands and trade-mark assets acquired in business combinations.

Customer relations represent the fair value of customer relations acquired in business combinations.

Computer software and technology includes the costs incurred in acquiring and bringing specific software programs into use and the fair value of software and technology acquired in business combinations. Maintenance costs relating to computer software programs are expensed to the income statement when incurred.

Development expenditure represents internally generated costs incurred on development activities. These costs have been capitalised in accordance with the requirements of IAS 38 Intangible Assets.

Licences comprise the costs of acquiring retail bookmaking licences, the rents incurred in respect of the period prior to each shop opening for business (as the existence of a premises is a pre-requisite for obtaining such licences), licences for electronic point-of-sale (“EPOS”) system software, and gambling licences across a number of jurisdictions globally.

Broadcasting and wagering rights represent assets acquired as part of the Merger and in particular relate to the US segment.

The estimated useful economic lives of intangible assets, according to which amortisation is calculated, are as follows:

Brands	8 years
Customer relations	4 years reducing balance, based
on estimated customer lifecycle
Computer software and technology	2 – 5 years
Development expenditure	3 years
Licences	2 – 20 years
Broadcasting and wagering rights	6 years

The licences intangible assets recognised on the acquisition of the D McGranaghan Limited business in 2008, the acquisition of an additional betting shop in Northern Ireland in 2011 and the brands intangible assets recognised on the acquisition of Sportsbet Pty Limited and International All Sports Limited in 2009 are not amortised for the reasons set out in Note 11.

Impairment

Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event has had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy and the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment. The Group considers evidence of impairment at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

An impairment loss in respect of available-for-sale financial assets is calculated as the difference between the acquisition cost (net of any principal repayment and amortisation) and the current fair value, less any impairment loss previously recognised in profit or loss. Losses are recognised by reclassifying the losses accumulated in the fair value reserve to profit or loss.

Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives (such as certain licences and brands) or that are not yet available for use, the recoverable amount is estimated each year at the same time.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-102

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

2. Basis of preparation and summary of significant accounting policies (continued)

Non-financial assets (continued)

The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating unit”, or “CGU”). Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other non-derivative financial instruments

Other non-derivative financial instruments comprise cash and cash equivalents, restricted cash, deposits, available-for-sale financial assets, trade and other receivables and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual right to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e. the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents for the purpose of the statement of cash flows comprise cash and call deposits with an original maturity of three months or less.

Restricted cash represents cash held by the Group but which is ring fenced, or used as security for specific arrangements (such as cash held on the balance sheet in designated client fund accounts where certain jurisdictions require the Group to do so, or as collateral for a bank guarantee), and to which the Group has restricted access for a period of time. It includes funds held to cover monies owed to customers, as per the terms of the Australian corporate sports book making licenses issued to Sportsbet. Restricted cash is classified as held to maturity and carried at amortised cost. Restricted cash balances are further classified as current or non-current depending on when the restriction first ends.

Neither cash and cash equivalents or restricted cash include certain customer funds deposited in a stakeholder account held by The Sporting Exchange (Clients) Limited, a wholly-owned subsidiary of the Group, on the basis that they are held on trust for customers and do not belong to and are not at the disposal of the Group.

Deposits represent term deposits with an original maturity of greater than three months. In accordance with IAS 7 Statement of Cash Flows, these deposits do not qualify as a cash equivalent for the purposes of the statement of cash flows as the maturity is greater than three months from the date of the original deposit.

Subsequent to initial recognition, cash and cash equivalents, deposits and trade and other payables are measured at amortised cost.

Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated impaired losses.

Available-for-sale financial assets are measured at fair value and changes therein, other than impairment losses, are recognised in the consolidated statement of other comprehensive income and accumulated in the fair value reserve. When these assets are derecognised, the gain or loss in equity is reclassified to profit or loss. Fair value is determined using a discounted cash flow which requires estimation of future net operating cash flows, the time period over which they will occur, an appropriate discount rate and discounts for lack of marketability and lack of control that pertains to the minority stake.

Derivative financial instruments

The Group holds certain derivative financial instruments which are initially recognised at fair value.

Sports betting open positions

Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by the Group on initial recognition as financial liabilities at fair value through profit or loss.

Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is considered probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-103

Long service leave

The provision for long service leave (that arises under the provisions of Australian state legislation) is measured per the requirements of IAS 19. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on Australian government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Lease reinstatement

Where there exists a legal obligation for properties held under operating leases to be reinstated to their original condition on expiry of the lease, a provision is established to recognise the estimated cost of such reinstatement work on a straight-line basis over the term of the lease.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract by the Group are less than the unavoidable costs of meeting its obligations under the terms of the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

Gaming tax

Gaming tax provisions relate to amounts provided for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain. Judgement and estimation is required to interpret international tax laws and the way that they interact within each jurisdiction, in order to identify and value provisions in relation to gaming taxes as applicable.

Tax

Tax in the income statement comprises current and deferred tax. Tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in other comprehensive income or directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous year.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to apply to temporary differences when they reverse, based on laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied by the same taxation authority.

In determining the current and deferred tax the Group considers the impact of uncertain tax positions and whether additional taxes or interest may be due. Uncertainties reviewed by the Group including those regarding transfer pricing policies in place and interpretation of tax laws internationally have been measured using the best estimate of the likely outcome. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made. Management uses in-house tax experts, professional firms and previous experience when assessing tax risks and the Group believes that the accrual for tax liabilities at 31 December 2017 is adequate for all uncertain tax positions based on its assessment of the range of factors outlined above.

Borrowings

Borrowings are recorded at the fair value of the proceeds received, net of any directly attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortised cost using the effective interest method.

Employee benefits

Pensions

The Group operates a number of defined contribution schemes under which the Group pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions are recognised as an expense in the income statement as the obligation falls due. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

Long-term incentive bonus plans

The Group accounts for obligations relating to long term incentive bonus plans for employees at the present value of the defined benefit obligation at the reporting date. The service cost relating to such plans is allocated to the financial years over which service under the plan is rendered by the employee. The income statement expense represents the increase in the present value of the defined benefit obligation resulting from employee service in the current period, in addition to any associated finance costs where material.

Share-based payments

The Group operates equity-settled long term and medium term incentive plans for selected senior executives and other key management under which they are conditionally awarded shares which vest upon the achievement of predetermined earnings targets and/or future service periods. The fair value is measured at the award grant date and is spread over the period during which the employees become unconditionally entitled to the shares with a corresponding increase in the share-based payment reserve in equity. The fair value of the shares conditionally granted is measured using the market price of the shares at the time of grant.

The Group also currently operates a deferred share incentive plan (DSIP) whereby one-third of any annual incentive payment (determined under the Annual Cash Incentive Plan) may be paid in deferred shares. Any such deferred element granted under the DSIP will vest 50% after 1 year and 50% after 2 years from the date of grant and will be fair valued using the same methodology as other long and medium term incentive plans. The two-thirds cash portion is measured on an undiscounted basis and expensed as the related service is provided.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-104

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

2. Basis of preparation and summary of significant accounting policies (continued)

Share-based payments (continued)

A liability is recognised for the amount expected to be paid under this cash portion if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The Group operates an equity-settled share save scheme (“SAYE”) for employees under which employees acquire options over Company shares at a discounted price subject to the completion of a savings contract. The fair value of share options granted is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

The Group has operated equity-settled share option schemes for employees under which employees acquired options over Company shares. The fair value of share options granted is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Shares held by employee benefit trust

The costs of purchases of the Company’s shares by the Employee Benefit Trust, which have been conditionally awarded to executives under the terms of the share award schemes, are shown separately as deductions from equity in the consolidated statement of financial position.

Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognised as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. Transaction costs relating to the purchase by the Company of its own shares are recognised directly in retained earnings. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is recognised in retained earnings.

Where the Company purchases its own shares and subsequently cancels those shares, the cost of the shares cancelled is written off directly to retained earnings. The nominal value of the shares cancelled is transferred from share capital to the capital redemption reserve fund.

Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or, in the case of the interim dividend, when it has been approved by the Board of Directors and paid. Dividends declared after the reporting date are disclosed in Note 33.

Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which include awards under share award schemes and share options granted to employees.

Leases

Operating lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Separately disclosed items

Separately disclosed items are those that in management’s judgement need to be disclosed by virtue of their size, incidence or if not part of the Group’s normal trading activities. The separate reporting of these items helps provide a better understanding of the Group’s underlying performance.

Such items may include the amortisation of merger related intangibles, the incremental fair value uplift for share options under the terms of the Merger, significant restructuring costs, material fees in respect of acquisitions and the significant impairment of property, plant and equipment and intangible assets.

In the majority of cases, it is the material impact that these items have on the financial statements that determines whether they should be separately disclosed. Materiality is determined by assessing whether disclosing such items separately would present a reader with a better understanding of the performance of the Group. If such items were deemed to be less than material, they would not be separately disclosed.

These items usually due to their size and nature tend to be non-recurring items and would not arise on an annual basis. However, in other cases, items such as for example, the amortisation of merger related intangibles may occur over several years but are disclosed separately due to their finite life and the significantly changing amortisation profile of the assets in question in the related years. The separate disclosure of such items helps the reader better understand underlying business performance.

The tax related impact of such items is also disclosed separately.

Going concern

The Group has considerable financial resources. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and therefore they continue to adopt the going concern basis in the consolidated financial statements. Further detail is contained in the Directors’ Report on page 96.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-105

3. Operating segments

Revenue

Income for the years ended 31 December 2017 and 2016 is analysed as follows:

	2017	2016
	£m	£m
Revenue in respect of sportsbook and gaming activities	1,358.6	1,161.0
Other commission and fee revenue (included in Online, Australia and US revenue)	386.8	339.8
Revenue	1,745.4	1,500.8

As more fully described in the basis of preparation and summary of significant accounting policies, betting activities are considered to be derivative financial instruments as set out in IAS 39 Financial Instruments: Recognition and Measurement. Other commission and fee revenue is earned from the exchange sports betting product and pari-mutuel betting products, peer-to-peer gaming, and business-to-business services and, as these activities do not involve customers taking a direct position against the Group, such revenue is not classified as income from derivative financial instruments.

The Group’s reportable segments are divisions that are managed separately, due to a combination of factors including method of service delivery, geographical location and the different services provided.

Reportable business segment information

The Group has determined that its operating segments are its reportable segments. The Group’s reportable segments are as follows:

•	Online

•	Australia

•	Retail

•	US

The reportable segments reflect the way financial information is reviewed by the Group’s Chief Operating Decision Maker (“CODM”).

The Online segment derives its revenues primarily from sports betting (sportsbook and the exchange sports betting product) and/or gaming (games, casino, bingo and poker) services in all business-to-customer (“B2C”) geographies that the Group operates in except the US and Australia, and business-to-business (“B2B”) services globally.

Online services are delivered primarily through the internet with a small proportion delivered through the public telephony system.

The Australia segment earns its revenues from sports betting services provided to Australian customers using primarily the internet with a small proportion using the public telephony system.

The Retail segment derives its revenues from sports betting and/or gaming machine services delivered through licenced bookmaking shop estates in the UK and Ireland. In 2016, the previously reported Irish Retail and UK Retail operating segments were no longer deemed to be operating segments and were included in the Retail segment.

The US segment earns its revenues from sports betting and gaming services provided to US customers via the internet.

Corporate administrative costs (Board, Finance, Legal, Internal Audit, HR, Property and other central functions) cannot be readily allocated to individual operating segments and are not used by the CODM for making operating and resource allocation decisions. These are shown in the reconciliation of reportable segments to Group totals.

The accounting policies in respect of operating segments reporting are the same as those described in the basis of preparation and summary of significant accounting policies set out in Note 2.

The Group does not allocate income tax expense or interest to reportable segments. Treasury management is centralised for the Online, US and Retail segments. The Australian segment manages its own treasury function under Group Treasury oversight.

Assets and liabilities information is reported internally in total and not by reportable segment and, accordingly, no information is provided in this note on assets and liabilities split by reportable segment.

Reportable business segment information for the year ended 31 December 2017:

	Online	Australia	Retail	US	Corporate	Total
	£m	£m	£m	£m	£m	£m
Revenue from external customers	898.4	403.7	334.0	109.3	–	1,745.4
Cost of sales	(198.7)	(111.3)	(70.6)	(24.8)	–	(405.4)
Gross profit	699.7	292.4	263.4	84.5	–	1,340.0
Operating costs excluding depreciation and amortisation	(393.5)	(152.9)	(181.7)	(80.9)	(57.8)	(866.8)
EBITDA [1]	306.2	139.5	81.7	3.6	(57.8)	473.2
Depreciation and amortisation	(38.6)	(14.7)	(19.0)	(9.0)	–	(81.3)
Reportable segment profit/(loss) before separately disclosed items	267.6	124.8	62.7	(5.4)	(57.8)	391.9
Amortisation of merger related intangible assets (Note 4)	(129.1)	–	–	(5.4)	–	(134.5)
Reportable segment profit/(loss) after amortisation of merger related intangible assets	138.5	124.8	62.7	(10.8)	(57.8)	257.4
Replacement share options [2] (Note 4)						(7.4)
Operating profit						250.0

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-106

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

3. Operating segments (continued)

Reportable business segment information for the year ended 31 December 2016:

	Online	Australia	Retail	US	Corporate	Total
	£m	£m	£m	£m	£m	£m
Revenue from external customers	809.4	311.5	295.3	84.6	–	1,500.8
Cost of sales	(183.4)	(80.5)	(62.8)	(19.8)	–	(346.5)
Gross profit	626.0	231.0	232.5	64.8	–	1,154.3
Operating costs excluding depreciation and amortisation	(352.1)	(137.4)	(170.2)	(53.4)	(54.2)	(767.3)
EBITDA [1]	273.9	93.6	62.3	11.4	(54.2)	387.0
Depreciation and amortisation	(32.6)	(9.6)	(17.7)	(8.0)	–	(67.9)
Reportable segment profit/(loss) before separately disclosed items	241.3	84.0	44.6	3.4	(54.2)	319.1
Amortisation of merger related intangible assets (Note 4)	(167.4)	–	–	(6.7)	–	(174.1)
Reportable segment profit/(loss) after amortisation of merger related
intangible assets	73.9	84.0	44.6	(3.3)	(54.2)	145.0
Merger fees and associated costs [2] (Note 4)						(35.5)
Integration and restructuring costs [2] (Note 4)						(65.7)
Replacement share options [2] (Note 4)						(21.9)
Impairment of property, plant and equipment, and intangible assets [2]
(Note 4)						(6.5)
Operating profit						15.4

1.	EBITDA is defined as profit for the year before depreciation and amortisation, financial income, financial expense and tax expense/credit. It is considered by the Directors to be a key measure of the Group’s financial performance.

2.	The Group does not allocate merger fees and associated costs, integration and restructuring costs, replacement share options and impairment of property, plant and equipment and intangible assets to reportable segments.

Reconciliation of reportable segments to Group totals:

	2017	2016
	£m	£m
Revenue
Total revenue from reportable segments, being total Group revenue	1,745.4	1,500.8

Profit and loss
Operating profit	250.0	15.4
Unallocated amount:
Financial income – non-Australia[1]	0.4	0.6
Financial income – Australia	1.3	0.9
Financial expense – non-Australia[1]	(5.0)	(4.9)
Financial expense – Australia	(0.1)	(0.1)
Profit before tax	246.6	11.9

1.	Non-Australia above comprises the Online, Retail, and US operating segments. Financial expense relating to these segments is primarily in respect of interest on borrowings, guarantee and facility fees payable, other interest amounts payable, and the unwinding of discounts on provisions and other non-current liabilities.

Geographical segment information

The Group considers that its primary geographic segments are ‘UK and Ireland’, ‘Australia’, ‘US’ and ‘Rest of World’. The UK & Ireland geographic segment consists of the Retail bookmaking business, online and telephone sports betting from customers in the UK & Ireland, and online gaming from customers in the UK and Ireland. The Australia geographic segment consists of online and telephone sports betting from Australian customers. The US geographic segment is comprised of online sports betting and online gaming from US customers. The Rest of World geographic segment is comprised of online sports betting, online gaming and B2B services provided to customers in geographies other than the UK, Ireland, Australia and the US. Revenues from customers outside the UK and Ireland, Australia and the US are not considered sufficiently significant to warrant separate reporting.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-107

Group revenues by geographical segment are as follows:

	2017	2016
	£m	£m
UK and Ireland	1,071.1	978.3
Australia	403.7	311.5
US	109.3	84.6
Rest of World	161.3	126.4
Total	1,745.4	1,500.8

Revenues are attributed to geographical location on the basis of the customer’s location.

Non-current assets (excluding deferred tax asset balances) by geographical segment are as follows:

	31 December	31 December
	2017	2016
	£m	£m
UK and Ireland	3,964.1	4,137.3
Australia	91.5	94.1
US	413.6	365.0
Rest of World	16.8	17.1
Total	4.486.0	4,613.5

4. Separately disclosed item

	2017	2016
	£m	£m
Merger fees and associated costs	–	(35.5)
Integration and restructuring costs	–	(65.7)
Amortisation of merger related intangible assets	(134.5)	(174.1)
Replacement share options	(7.4)	(21.9)
Impairment of property, plant and equipment and intangible assets	–	(6.5)
Loss from separately disclosed items on operating profit	(141.9)	(303.7)
Tax credit on separately disclosed items	23.6	31.4
Total separately disclosed items	(118.3)	(272.3)

Merger fees and associated costs

Merger fees and associated costs in 2016 relate to costs incurred in the period directly as a result of the Merger. This includes stamp duty of £20.7m and professional fees of £14.8m which were subject to completion of the Merger. This does not include any professional fees incurred by Betfair Group plc and its subsidiaries prior to the Merger. No such fees were incurred in 2017.

Integration and restructuring costs

Integration and restructuring costs in 2016 relate to incremental, one-off costs incurred post-Merger as a result of integration and restructuring related activities. No such costs were incurred in 2017.

Amortisation of merger related intangible assets

In 2017, non-cash amortisation of £134.5m (2016: £174.1m) has been incurred primarily as a result of intangible assets separately identified under IFRS 3 as a result of the Merger.

Replacement share options

Under the terms of the Merger, outstanding unvested share option awards granted under the Betfair Long Term Incentive Plan in 2013/14, 2014/15 and 2015/16 and the Betfair Sharesave Plans would not vest on completion but would be replaced by share option awards over an equivalent number of ordinary shares in the Company, calculated by reference to the exchange ratio of 0.4254. Whilst the awards will vest in line with their previous terms, the replacement of the options, under IFRS 3, requires them to be accounted for at fair value on acquisition. As a result, non-cash accounting charges of £7.4m (2016: £21.9m) were incurred in the year. This amount represents the incremental cost only associated with the difference between fair value at the date of acquisition and the original fair value of the Betfair options, and relates to future services only at the date of the acquisition.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-108

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

4. Separately disclosed item (continued)

Impairment of property, plant and equipment and intangible assets

In 2016, non-cash impairments amounting to £6.5m in relation to certain property, plant and equipment and intangible assets were incurred in light of integration related activities post-Merger. There were no such impairments in 2017.

Merger fees and associated costs, integration and restructuring costs and replacement share options are included in the consolidated income statement within operating costs excluding depreciation and amortisation. Amortisation of merger related intangible assets and impairment of property, plant and equipment and intangible assets are included in the consolidated income statement within depreciation and amortisation.

5. Employee expenses and numbers

Employee expenses excluding separately disclosed items (see Note 4) are:

	2017	2016
	£m	£m
Wages and salaries	285.4	272.1
Social security costs	33.1	26.4
Defined contribution pension and life assurance costs	11.8	11.4
Share-based payment costs	26.0	20.8
Other staff costs	22.8	21.5
Total	379.1	352.2
The average number of persons employed by the Group (including Executive Directors), all of whom were involved
in the provision of sports betting and gaming services, during the year was	7,503	7,557

Details on the remuneration of Directors as per the requirement of the Companies Act 2014 are set below.

	2017	2016
	£m	£m
Emoluments	3.5	3.7
Amounts receivable under long term incentive plans	–	3.8
Pension costs	0.2	0.2
Compensation for loss of office	–	3.0
Total	3.7	10.7

The gain on the exercise of share options by Directors in 2017 was £5.3m (2016: £4.5m). Further detail in respect of Directors remuneration is set out on pages 72 to 92 of the Directors Remuneration Report.

6. Financial income and expense

	2017	2016
	£m	£m
Recognised in profit or loss:
Financial income:
On financial assets at amortised cost
Interest income on short term bank deposits	1.7	1.5
Financial expense:
On financial liabilities at amortised cost
Interest on borrowings, bank guarantees and bank facilities, and other interest payable	2.1	2.8
Unwinding of the discount on provisions and other non-current liabilities	3.0	2.2
Total	5.1	5.0

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-109

	2017	2016
	£m	£m
Recognised in other comprehensive income/(loss):
Effective portion of changes in fair value of cash flow hedges	–	7.6
Fair value of foreign exchange cash flow hedges transferred to income statement	–	(9.3)
Net change in fair value of cash flow hedge reserve	–	(1.7)
Foreign exchange (loss)/gain on translation of the net assets of foreign currency denominated entities	(43.3)	49.7
Net change in fair value of available-for-sale financial assets	13.7	–
Total	(29.6)	48.0

No amounts were recorded in the income statement in respect of ineffective cash flow hedges in the year ended 31 December 2017 (2016: £Nil).

7. Statutory and other information

	2017	2016
	£m	£m
Auditor’s remuneration for audit and other assurance services	0.8	1.1
Depreciation and impairment of property, plant and equipment	39.0	33.3
Amortisation and impairment of intangible assets	164.1	205.0
Amortisation of capitalised development costs	12.7	10.2
Loss on disposal of property, plant and equipment and intangible assets	0.1	0.3
Foreign currency exchange loss/(gain) – monetary items	0.9	(2.5)
Operating lease rentals, principally premises	33.8	32.8
Research and development	20.8	16.3
Operating lease income (representing sub-lease income)	(0.5)	(0.4)

Remuneration to Group external auditor (KPMG LLP)

In accordance with the requirements of Regulation 120 of Statutory Instrument 220/2010, ‘European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010’, the auditor’s remuneration figures presented below represent fees paid to KPMG LLP only and are exclusive of value-added tax.

	2017	2016
	£m	£m
Audit	0.3	0.4
Other assurance services – audit of subsidiaries	0.1	0.1
Other assurance services – miscellaneous	0.1	0.1
Tax advisory services	–	0.1
Other non-audit services	–	0.1
Total	0.5	0.8

Further analysis of the total fees paid to the Group external auditor, KPMG, worldwide for audit and non-audit services is presented below:

Analysis of total auditor’s remuneration for audit and other assurance services

	2017	2016
	£m	£m
Audit of Group (KPMG LLP)	0.3	0.4
Audit of subsidiaries (KPMG LLP)	0.1	0.1
Audit of subsidiaries (other KPMG offices)	0.3	0.5
Other assurance services – miscellaneous (KPMG LLP)	0.1	0.1
Total	0.8	1.1

Analysis of amounts paid to the auditor in respect of non-audit services

	2017	2016
	£m	£m
Tax advisory services (KPMG LLP)	–	0.1
Tax advisory services (other KPMG offices)	0.4	0.6
Other non-audit services	–	0.1
Total	0.4	0.8

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-110

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

8. Tax expense

	2017	2016
	£m	£m
Recognised in profit or loss:
Current tax charge	65.8	44.0
Prior year over provision	(19.2)	(1.9)
Total current tax	46.6	42.1
Deferred tax credit	(19.5)	(25.3)
Prior year under provision	1.8	0.8
Decrease in net deferred tax liability (Note 19)	(17.7)	(24.5)
Total tax expense in income statement	28.9	17.6

The difference between the total tax expense shown above and the amount calculated by applying the standard rate of corporation tax to the profit before tax is as follows:

	2017	2016
	£m	£m
Profit before tax	246.6	11.9
Tax on Group profit before tax at the standard Irish corporation tax rate of 12.5%	30.8	1.5
Depreciation on non-qualifying property, plant and equipment	1.7	1.4
Effect of different statutory tax rates in overseas jurisdictions	11.4	7.6
Non-deductible expenses	6.1	10.2
Effect of changes in statutory tax rates	(3.1)	(1.7)
Movement on deferred tax balances not recognised	(0.6)	(0.3)
Over provision in prior year	(17.4)	(1.1)
Total tax expense in income statement	28.9	17.6

Total tax expense for 2017 includes a credit for separately disclosed items amounting to £23.6m (2016: £31.4m) (see Note 4).

Tax rates

The Group’s consolidated effective tax rate on profits including separately disclosed items for 2017 is 11.7%. The separately disclosed items impacting the consolidated tax rate include the unwind of deferred tax liabilities recognised in respect of merger related intangibles. The tax effect of separately disclosed items in the current year amounted to a tax credit of £23.6m.

The Group’s underlying effective tax rate of 13.5% is materially impacted by the geographic mix of profits and reflects a combination of higher and lower headline rates of tax in the various jurisdictions in which the Group operates when compared with the Irish standard rate of corporation tax of 12.5%.

The Group’s underlying effective tax rate for the year is also materially impacted by overseas prior year adjustments to current and deferred tax. These adjustments primarily relate to additional losses being available to shelter taxable profits of the Group, the tax effects of the settlement of open enquiries with tax authorities and ordinary differences arising in the final submitted tax computations.

No significant changes are expected to statutory tax rates other than those announced and enacted at 31 December 2017; principally the reduction in the headline rate of UK corporation tax to 19% in April 2017 and further to 17% in April 2020 and the reduction in the headline rate of US corporation tax to 21% from 1 January 2018.

The effect of the reduction in the UK and US headline rates of corporation tax on recognised deferred tax balances in the UK and US is reflected in the above tax reconciliation. The US rate change impact is primarily a separately disclosed item impacting deferred tax recognised on merger related intangibles. Overall the Directors have considered the other US tax reform changes in the US and the only impact for the Group is around the change in tax rate. None of the other impacts are considered significant to the business.

The future effective tax rate of the Group is principally affected by the ongoing geographic mix of profits in accordance with the OECD guidelines in relation to Base Erosion and Profit Shifting.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-111

9. Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. The weighted average number of shares has been adjusted for amounts held as Treasury Shares and amounts held by the Group’s Employee Benefit Trust (“EBT”).

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

The calculation of basic and diluted EPS is as follows:

	2017	2016
Numerator in respect of basic and diluted earnings per share (£m):
Profit/(loss) attributable to equity holders of the Company	217.7	(5.7)

Numerator in respect of adjusted earnings per share (£m):
Profit/(loss) attributable to equity holders of the Company	217.7	(5.7)
Separately disclosed items (see Note 4)	118.3	272.3
Profit for adjusted earnings per share calculation	336.0	266.6

Weighted average number of ordinary shares in issue during the year (in 000’s)	84,418	79,986

Basic earnings/(loss) per share	£2.579	£(0.072)
Adjusted basic earnings per share	£3.980	£3.333

Adjustments to derive denominator in respect of diluted earnings per share (in 000’s):
Weighted average number of ordinary shares in issue during the year	84,418	79,986
Dilutive effect of share options and awards on issue	833	–
Adjusted weighted average number of ordinary shares in issue during the year	85,251	79,986

Diluted earnings/(loss) per share	£2.554	£(0.072)
Adjusted diluted earnings per share	£3.941	£3.333

The average market value of the Company’s shares of £81.61 (2016: £90.40) was used to calculate the dilutive effect of share options based on the market value for the period that the options were outstanding.

Where any potential ordinary shares would have the effect of decreasing a loss per share, they have not been treated as dilutive.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-112

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

10. Property, plant and equipment

	Land,
	buildings and	Fixtures
	leasehold	and	Computer	Motor
	improvements	fittings	equipment	vehicles	Total
	£m	£m	£m	£m	£m
Cost
Balance at 1 January 2016	69.0	116.4	52.4	0.2	238.0
Additions	5.8	15.4	19.6	–	40.8
Additions – business combinations (Note 13)	3.4	5.1	10.3	–	18.8
Disposals	(0.6)	(6.3)	(0.7)	(0.1)	(7.7)
Foreign currency translation adjustment	12.3	21.3	11.5	–	45.1
Balance at 31 December 2016	89.9	151.9	93.1	0.1	335.0
Additions	2.9	10.6	25.7	–	39.2
Disposals	(0.1)	(0.2)	(1.1)	(0.1)	(1.5)
Foreign currency translation adjustment	2.5	3.8	0.3	–	6.6
Balance at 31 December 2017	95.2	166.1	118.0	–	379.3

Depreciation and impairment
Balance at 1 January 2016	27.4	78.4	40.0	0.2	146.0
Depreciation and impairment charges	6.6	12.6	14.1	–	33.3
Disposals	(0.3)	(6.2)	(0.6)	(0.1)	(7.2)
Foreign currency translation adjustment	5.2	14.6	9.1	–	28.9
Balance at 31 December 2016	38.9	99.4	62.6	0.1	201.0
Depreciation and impairment charges	5.1	10.5	23.4	–	39.0
Disposals	(0.1)	(0.2)	(1.1)	(0.1)	(1.5)
Foreign currency translation adjustment	1.2	3.0	0.3	–	4.5
Balance at 31 December 2017	45.1	112.7	85.2	–	243.0

Net book value
At 31 December 2017	50.1	53.4	32.8	–	136.3
At 31 December 2016	51.0	52.5	30.5	–	134.0

The net book value of land, buildings and leasehold improvements at 31 December 2017 includes £46.2m (2016: £47.0m) in respect of leasehold improvements.

The Directors do not consider the remaining useful lives of property, plant and equipment to be materially different from the period over which the assets are being depreciated.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-113

11. Intangible assets

The movements during the prior year and current year in respect of intangible assets, which comprise computer software and technology, licences, development expenditure, brands, customer relations, and broadcasting and wagering rights, were as follows:

						Broadcasting
	Computer					and
	software and		Development		Customer	wagering
	technology	Licences	expenditure	Brands	relations	rights	Total
	£m	£m	£m	£m	£m	£m	£m
Cost
Balance at 1 January 2016	100.0	22.8	–	11.6	–	–	134.4
Additions	32.2	0.1	–	–	–	–	32.3
Additions – internally developed	–	–	7.0	–	–	–	7.0
Additions – business combinations (Note 13)	43.2	4.8	18.0	332.4	252.9	29.2	680.5
Disposals	(5.2)	–	–	–	–	–	(5.2)
Foreign currency translation adjustment	18.7	1.4	0.6	6.4	1.4	5.4	33.9
Balance at 31 December 2016	188.9	29.1	25.6	350.4	254.3	34.6	882.9
Additions	24.3	1.2	0.1	–	–	–	25.6
Additions – internally developed	–	–	20.0	–	–	–	20.0
Disposals	(16.3)	(1.2)	–	–	–	–	(17.5)
Foreign currency translation adjustment	2.6	0.1	(0.3)	(3.1)	(0.9)	(3.5)	(5.1)
Balance at 31 December 2017	199.5	29.2	45.4	347.3	253.4	31.1	905.9

Amortisation and impairment
Balance at 1 January 2016	67.1	3.6	–	3.4	–	–	74.1
Amortisation and impairment charges	43.8	2.4	10.2	38.1	116.0	4.7	215.2
Disposals	(5.2)	–	–	–	–	–	(5.2)
Foreign currency translation adjustment	12.2	1.2	0.1	2.2	0.7	1.2	17.6
Balance at 31 December 2016	117.9	7.2	10.3	43.7	116.7	5.9	301.7
Amortisation and impairment charges	43.3	4.3	12.7	41.6	69.6	5.3	176.8
Disposals	(16.3)	(1.1)	–	–	–	–	(17.4)
Foreign currency translation adjustment	2.5	–	(0.1)	(1.3)	(0.3)	(1.2)	(0.4)
Balance at 31 December 2017	147.4	10.4	22.9	84.0	186.0	10.0	460.7

Net book value
At 31 December 2017	52.1	18.8	22.5	263.3	67.4	21.1	445.2
At 31 December 2016	71.0	21.9	15.3	306.7	137.6	28.7	581.2

The value of betting shop licences of £18.1m (2016: £18.1m) acquired as a result of the purchase of D McGranaghan Limited in 2008 and an additional betting shop in Northern Ireland in 2011 are not being amortised as the Directors consider these licences to have an indefinite life because:

•	existing law in Northern Ireland restricts entry of new competitors;

•	there exists a proven and future expected demand for bookmaking services and products; and

•	the Group has a track record of renewing its betting permits and licences at minimal cost.

The value of brand intangible assets recognised on application of fair value accounting to the purchase of Sportsbet and IAS in 2009 (amounting to £13.7m at 31 December 2017 (2016: £13.9m)) are not being amortised as the Directors consider that the relevant brands have indefinite lives because:

•	the Directors intend to utilise the brands in the businesses for the foreseeable future (with the exception of the IAS brand – see below); and

•	substantial sums are invested annually in the form of marketing expenditure expensed through profit or loss to maintain and to enhance the value of these brands.

The Group reviews the carrying value of licences and brands for impairment annually (or more frequently if there are indications that the value of the licences and brands may be impaired) by comparing the carrying values of these assets with their recoverable amounts (being the higher of value-in-use and fair value less costs to sell).

In 2011, the Directors reviewed the carrying value of the IAS brand of AUD6.9m and determined, on the basis of future plans, that an impairment provision was required against the value of that brand at 31 December 2011. A similar review was performed at 31 December 2016 and at 31 December 2017 (when the GBP equivalent value of the brand was £4.0m on both occasions) which indicated that there had been no changes in the circumstances that gave rise to the impairment provision and that continued provision was appropriate.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-114

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

12. Goodwill

The following cash generating units, being the lowest level of asset for which there are separately identifiable cash flows, have the following carrying amounts of goodwill:

	Online	Australia	US	UK Retail	Irish Retail	Total
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2016	9.8	38.0	–	16.2	15.9	79.9
Arising on acquisitions during the year (Note 13)	3,420.9	–	324.5	0.1	0.1	3,745.6
Foreign currency translation adjustment	1.6	7.2	52.5	1.6	2.7	65.6
Balance at 31 December 2016	3,432.3	45.2	377.0	17.9	18.7	3,891.1
Arising on acquisitions during the year (Note 13)	–	–	27.3	0.4	0.2	27.9
Foreign currency translation adjustment	0.3	(0.6)	(34.8)	0.4	0.9	(33.8)
Balance at 31 December 2017	3,432.6	44.6	369.5	18.7	19.8	3,885.2

The Online segment goodwill amount arose from the acquisition of CT Networks Limited (“Cayetano”), a games developer based in the Isle of Man and Bulgaria, in 2011, and the acquisition of the Betfair online business (excluding operations in the US) acquired as part of the all-share merger with Betfair Group plc in 2016 (see Note 13).

The Australia segment goodwill amount arose from the acquisition of an initial 51% interest in Sportsbet Pty Limited (“Sportsbet”) and the subsequent acquisition of International All Sports Limited (“IAS”) by Sportsbet, both in 2009.

The US segment goodwill amount arose from the acquisition of the US business acquired as part of the all-share merger with Betfair Group plc in 2016, and the acquisition of DRAFT, an early stage operator in the daily fantasy sports market in the United States, in 2017 (see Note 13).

Goodwill in UK Retail arose from the acquisition of two London bookmaking businesses in 2004, the acquisition of a retail bookmaking company in Northern Ireland in 2008 and the acquisition of a number of retail bookmaking shop properties since 2010 (see Note 13).

Goodwill in Irish Retail arose from the amalgamation of three bookmaking businesses to form Paddy Power plc in 1988, and the acquisition of a number of retail bookmaking shop properties since 2007 (see Note 13).

Impairment tests for cash generating units containing goodwill and indefinite life intangible assets

In accordance with accounting requirements, the Group performs an annual test for impairment of its cash generating units. The most recent test was performed at 31 December 2017.

For the purpose of impairment testing, the Group’s cash generating units include amounts in respect of goodwill and indefinite life intangible assets (comprising licences acquired as part of the purchase of the D McGranaghan Limited business in 2008 and a shop acquisition in 2011, and brands acquired as part of the purchase of Sportsbet and IAS in 2009 – see Note 11).

The details of the impairment reviews in respect of the cash generating units as of 31 December 2017 are presented below:

	31 December	31 December
	2017	2016
	£m	£m
Online – goodwill	3,432.6	3,432.3

The recoverable amount of the Online operating segment underlying cash generating unit was estimated based on value-in-use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three year period) is projected to be approximately 3% (2016: 3%) per annum and is based on a weighted average income growth rate of 3% (2016: 3%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the segment and the Group’s targeted performance over the next three years. A pre-tax discount rate of 9% (2016: 9%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the Online segment goodwill recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-115

	31 December	31 December
	2017	2016
	£m	£m
Australia – goodwill and brands	58.3	59.1
Less: IAS brand impairment provision	(4.0)	(4.0)
Australia – goodwill and brands net of impairment provision	54.3	55.1

The recoverable amount of the Australia operating segment underlying cash generating unit was estimated based on value-in-use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three year period) is projected to be approximately 3% (2016: 3%) per annum and is based on a weighted average income growth rate of 3% (2016: 3%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the Group and the Group’s targeted performance over the next three years. A pre-tax discount rate of 15% (2016: 13%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the Australia operating segment goodwill and brands recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts (with the exception of the IAS brand amounting to £4.0m at 31 December 2017 (2016: £4.0m) – see Note 11).

	31 December	31 December
	2017	2016
	£m	£m
US – goodwill	369.5	377.0

The recoverable amount of the US operating segment underlying cash generating unit was estimated based on value-in-use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. Projections for a further two years are based on the assumptions underlying the management approved projections, and include a projected growth rate of 12% (2016: 12%). The terminal growth rate for the extrapolated period (following the initial five year period) is projected to be approximately 5% (2016: 5%) per annum and is based on a weighted average income growth rate of 5% (2016: 5%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumptions are considered realistic by management in light of the recent performance of the segment and the Group’s targeted performance over the next three years. A pre-tax discount rate of 9% (2016: 9%) which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the US segment goodwill recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

	31 December	31 December
	2017	2016
	£m	£m
UK Retail – goodwill and licences	36.8	36.0

The recoverable amount of the UK Retail underlying cash generating unit was estimated based on value-in-use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three year period) is projected to be approximately 2% (2016: 2%) per annum and is based on a weighted average income growth rate of 2% (2016: 2%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the cash generating unit and the Group’s targeted performance over the next three years. It is assumed, and management have no reason to expect otherwise, that the Group will continue to trade in locations currently occupied by the underlying cash generating unit for the foreseeable future. A pre-tax discount rate of 10% (2016: 10%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the UK Retail cash generating unit goodwill and licences recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-116

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

12. Goodwill (continued)

Impairment tests for cash generating units containing goodwill and indefinite life intangible assets (continued)

	31 December	31 December
	2017	2016
	£m	£m
Irish Retail – goodwill	19.8	18.7

The recoverable amount of the Irish Retail underlying cash generating unit was estimated based on value-in-use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three year period) is projected to be approximately 2% (2016: 2%) per annum and is based on a weighted average income growth rate of 2% (2016: 2%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the cash generating unit and the Group’s targeted performance over the next three years. It is assumed, and management have no reason to expect otherwise, that the Group will continue to trade in locations currently occupied by the underlying cash generating unit for the foreseeable future. A pre-tax discount rate of 10% (2016: 10%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the Irish Retail cash generating unit goodwill recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

The discount rates applied to each cash generating unit’s cash flows represents a post-tax rate that reflects the Group’s weighted average cost of capital (WACC) adjusted for any risks specific to that cash generating unit.

Based on the reviews as described above, with the exception of the IAS brand impairment of AUD6.9m initially provided for in 2011 (see Note 11), no impairment has arisen.

13. Business combinations

Year ended 31 December 2017

Acquisition of DRAFT

In May 2017, the Group acquired DRAFT, an early stage operator in the daily fantasy sports market in the United States. The acquisition provides the Group with exposure to a fast-growing market and complements our other businesses in the United States. The initial cash consideration paid on completion was $19m with further cash consideration between $3m and $29m payable over the next four years.

The total fair value of further cash consideration at the acquisition date is estimated to be £13m (after discounting at 8%, consistent with other US operations), with the final amount due dependent on future performance over the next four years.

Details of the provisional fair values of the net assets acquired and the goodwill arising on this acquisition under IFRS are as follows:

As at
10 May 2017
£m
Net liabilities acquired	(0.3)
Goodwill arising on acquisition - US	27.3
Consideration	27.0

The consideration is analysed as:
Cash consideration	14.3
Deferred and contingent consideration	12.7
Consideration	27.0

The principal factors contributing to the goodwill relate to the differentiated product, the strong management team and the marketing and technology expertise that can be provided by the rest of the Group. The goodwill has been allocated to the existing US CGU and it has been deemed that a separate CGU is not appropriate. It has been determined that no other separately identifiable acquired intangible assets exist due to the start-up nature of the business. Information in respect of revenue, operating profit and cash flows for the acquired business in respect of the period from acquisition and for the year ended 31 December 2017 has not been presented on the basis of immateriality.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-117

Shop property business acquisitions

In 2017, the Group, in the absence of available comparable sites for organic shop openings, acquired a number of licensed bookmaking businesses in the UK and Ireland.

Details of the net assets acquired and the goodwill arising on these acquisitions under IFRS are as follows:

Provisional
fair values
31 December
2017
£m
Identifiable net assets acquired:
Property, plant and equipment	0.3
Goodwill arising on acquisition – Irish Retail and UK Retail	0.6
Consideration	0.9

The consideration is analysed as:
Cash consideration	0.6
Contingent deferred consideration	0.3
Consideration	0.9

The principal factors contributing to the UK Retail and Irish Retail goodwill balances are the well-established nature of the acquired businesses within the locations in which they operate and the potential synergies, rebranding opportunities and operational efficiencies achievable for the acquired businesses within the Group.

Information in respect of revenue, operating profit and cash flows for the acquired businesses in the period from acquisition and for the year ended 31 December 2017 has not been presented on the basis of immateriality.

Contingent deferred consideration is payable to the vendors by reference to the acquired businesses’ performance against agreed financial targets for the 12 months following the date of acquisition.

Year ended 31 December 2016

Acquisition of Betfair Group plc

On 2 February 2016, Paddy Power plc completed an all-share merger with Betfair Group plc (the “Merger”) resulting in Paddy Power plc shareholders owning 52% and Betfair Group plc shareholders owning 48% of Paddy Power Betfair plc (previously Paddy Power plc) (the “Company”, together with its subsidiaries, the “Group”), on a fully diluted basis taking into account existing share options and award schemes for both companies as at the date of the Rule 2.7 announcement in relation to the agreement of the terms of the Merger (8 September 2015). Post-merger, the Company is the Ultimate Parent of Betfair Group Limited (previously Betfair Group plc).

Under the terms of the Merger, holders of Betfair Group plc shares received 0.4254 ordinary shares with nominal value of EUR 0.09 each in the Company (“ordinary shares”) in exchange for one ordinary share of 0.095 pence each held in Betfair Group plc (“Exchange Ratio”). Accordingly, the Company issued a total of 39,590,574 ordinary shares in exchange for 93,066,700 shares in Betfair Group plc, in addition to replacement share option awards in lieu of outstanding unvested share option awards granted under the Betfair Long Term Incentive Plan in 2013/14, 2014/15 and 2015/16 and the Betfair Sharesave Plans. The consideration was £4.3bn based on the value of the Company’s shares issued to Betfair Group plc’s shareholders and the fair value of the replacement share options. No cash consideration was transferred.

Betfair was an innovative online betting and gaming operator which pioneered the betting exchange in 2000, changing the landscape of the sports betting industry. The main drivers for the Merger include increased scale driving growth and creating greater returns on product and marketing investment; highly complementary products and geographies; distinct brands with strong online capabilities; and a stronger combined group with market-leading talent, technology and operations.

In a business combination effected primarily by exchanging equity interests, the acquirer is usually the entity that issues its equity interests. IFRS 3 provides guidance as to how to identify the acquirer in a business combination. Careful consideration by the Board was given to this guidance when concluding on the accounting for the Merger and subsequent recognition of Betfair Group plc as an acquisition by Paddy Power plc.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-118

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

13. Business combinations (continued)

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows:

As at
2 February
2016
£m
Assets
Property, plant and equipment	18.8
Intangible assets	680.5
Available-for-sale financial asset and Investments	1.4
Total non-current assets	700.7

Trade and other receivables	22.9
Financial assets – restricted cash	17.1
Cash and cash equivalents	147.5
Total current assets	187.5

Total assets	888.2

Liabilities
Trade and other payables	184.9
Provisions	4.3
Current tax payable	33.2
Total current liabilities	222.4

Trade and other payables	20.9
Deferred tax liabilities	76.6
Total non-current liabilities	97.5

Total liabilities	319.9
Net assets acquired	568.3
Goodwill	3,745.4
Consideration	4,313.7

The consideration is analysed as:
Issue of 39,590,574 Paddy Power Betfair plc ordinary shares	4,202.3
Issue of replacement share options	111.4
Consideration	4,313.7

Included within the intangible assets were £627.6m of separately identifiable intangibles comprising brands, customer relations, technology and licences acquired as part of the acquisition, with the additional effect of a deferred tax liability of £95.0m thereon. These intangible assets are being amortised over their useful economic lives of up to eight years.

The main factors leading to the recognition of goodwill (none of which is deductible for tax purposes) is growth by combining business activities, a strong workforce, leveraging existing products and synergy cost savings of the merged operations.

Receivables acquired amounted to £22.9m. The book value equated to the fair value as all amounts are expected to be received. The Group also acquired £250.1m of cash and cash equivalents held on trust in The Sporting Exchange (Clients) Limited, on behalf of the customers of Betfair Group plc and its subsidiaries (the “Betfair Group”), and is equal to amounts deposited into customer accounts. These balances are not consolidated and reported in the consolidated statement of financial position for the Group.

The Betfair Group operates in an uncertain marketplace where many governments are either introducing or contemplating new regulatory or fiscal arrangements. Given the lack of a harmonised regulatory environment, the value and timing of any obligations in this regard are subject to a high degree of uncertainty and cannot always be reliably predicted. No contingent liabilities have been booked on acquisition. Merger and acquisition costs in respect of this acquisition can be found in Note 4.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-119

Shop property business acquisitions

In 2016, the Group, in the absence of available comparable sites for organic shop openings, acquired a number of licensed bookmaking businesses in the UK and Ireland.

Details of the net assets acquired and the goodwill arising on these acquisitions under IFRS are as follows:

Fair values
31 December
2016
£m
Identifiable net assets acquired:
Property, plant and equipment	0.1
Goodwill arising on acquisition – UK Retail and Irish Retail	0.2
Consideration	0.3

The consideration is analysed as:
Cash consideration	0.2
Contingent deferred consideration	0.1
Consideration	0.3

The principal factors contributing to the UK Retail and Irish Retail goodwill balances are the well-established nature of the acquired businesses within the locations in which they operate and the potential synergies, rebranding opportunities and operational efficiencies achievable for the acquired businesses within the Group.

Information in respect of revenue, operating profit and cash flows for the acquired businesses in the period from acquisition and for the year ended 31 December 2016 has not been presented on the basis of immateriality.

Contingent deferred consideration is payable to the vendors by reference to the acquired businesses’ performance against agreed financial targets for the 12 months following the date of acquisition.

Net cash outflow/(inflow) from purchase of businesses

	31 December	31 December
	2017	2016
	£m	£m
Cash consideration – acquisitions in the year	14.9	0.2
Cash acquired – acquisitions in the year	–	(147.5)
Cash consideration – acquisitions in previous years	3.5	3.8
Total	18.4	(143.5)

Analysed for the purposes of the statement of cash flows as:
Purchase of businesses, net of cash acquired	14.9	0.2
Cash acquired from merger with Betfair Group plc	–	(147.5)
Payment of contingent deferred consideration	3.5	3.8
Total	18.4	(143.5)

During 2017, the Group settled deferred consideration liabilities of £3.5m (2016: £3.4m) in relation to Betfair’s historical acquisition of HRTV, a horseracing television network based in the US.

During 2016, the Group settled deferred consideration liabilities of £0.4m in relation to prior years’ Retail acquisitions.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-120

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

14. Available-for-sale financial assets and trade and other receivables

Non-current assets

	31 December	31 December
	2017	2016
	£m	£m
Available-for-sale financial assets	15.0	1.3

At 31 December 2017, the Group had a non-controlling interest in LMAX Limited of 31.4% with a fair value of £14.9m (31 December 2016: £1.2m). The Group does not have any significant influence over the operations and decision making of LMAX Limited and does not have any representation on the Board.

In addition, at 31 December 2017, the Group had a non-controlling interest in Featurespace of 6.4% with a fair value of £0.1m (31 December 2016: £ 0.1m).

During the year, the fair value of the Group’s non-controlling interest in LMAX Limited increased by £13.7m, with the resulting gain recognised within the consolidated statement of other comprehensive income. See Note 29 for further detail on the basis of fair value measurement and Note 33 for detail on the disposal of LMAX Limited in February 2018.

	31 December	31 December
	2017	2016
	£m	£m
Trade and other receivables
Prepayments and accrued income	4.2	5.8

Current assets

	31 December	31 December
	2017	2016
	£m	£m
Trade and other receivables
Trade receivables – credit betting customers	0.3	3.5
Trade receivables – other sports betting counterparties	4.5	6.8
Trade receivables	4.8	10.3
Other receivables	3.1	3.7
Value-added tax and goods and services tax	5.4	–
Prepayments and accrued income	35.5	41.2
Total	48.8	55.2

Trade and other receivables are non-interest bearing.

15. Financial assets and cash and cash equivalents

	31 December	31 December
	2017	2016
	£m	£m
Current
Financial assets – restricted cash	75.4	64.8
Cash and cash equivalents	306.6	249.9
Total	382.0	314.7

Included in financial assets – restricted cash at 31 December 2017 are bank deposits which were either (1) restricted at that date, as they represented customer funds balances securing player funds held by the Group or (2) required to be held to guarantee third party letter of credit facilities. These customer funds that are not held in trust are matched by liabilities of equal value.

The effective interest rate on bank deposits at 31 December 2017 was 0.38% (2016: 0.65%); these deposits have an average original maturity date of 1 day (2016: 14 days). The bank deposits also have an average maturity date of 1 day from 31 December 2017 (2016: 7 days). The Directors believe that all short term bank deposits can be withdrawn without significant penalty.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-121

Financial assets – restricted cash, and cash and cash equivalents are analysed by currency as follows:

	31 December	31 December
	2017	2016
	£m	£m
GBP	173.5	185.4
EUR	64.4	41.0
AUD	103.9	52.1
USD	32.2	27.2
Other	8.0	9.0
Total	382.0	314.7

As at 31 December 2017, £341.8m (31 December 2016: £349.2m) was held in trust in The Sporting Exchange (Clients) Limited on behalf of the Group’s customers and is equal to the amounts deposited into customer accounts.

16. Share capital and reserves

The total authorised share capital of the Company comprises 150,000,000 ordinary shares of €0.09 each (2016: 150,000,000 ordinary shares of €0.09 each). All issued share capital is fully paid. The holders of ordinary shares are entitled to vote at general meetings of the Company on a one vote per share held basis. Ordinary shareholders are also entitled to receive dividends as may be declared by the Company from time to time.

The movement in the number of issued ordinary shares during the year was as follows:

During the year ended 31 December 2017, 560,732 ordinary shares (2016: 318,523) were issued as a result of the exercise of share options under employee share schemes, giving rise to a share premium of £5.8m (2016: £2.5m).

On 2 February 2016, the Company completed an all-share merger with Betfair Group plc. The Merger resulted in the holders of Paddy Power plc shares owning 52% of the Company, and the holders of Betfair Group plc shares owning 48% of the Company, on a fully diluted basis taking into account existing share options and share award schemes for both companies as at the date of the Rule 2.7 announcement in relation to the agreement of the terms of the Merger (8 September 2015).

Under the terms of the Merger, holders of Betfair Group plc shares received 0.4254 ordinary shares of €0.09 each (“ordinary shares”) in the Company in exchange for each Betfair Group plc ordinary share of 0.095 pence each. The Company issued 39,590,574 ordinary shares in exchange for 93,066,700 shares in Betfair Group plc giving rise to a share premium of £4.2bn.

In 2016, following shareholder approval at an Extraordinary General Meeting on 21 December 2015 and court approval on 28 April 2016, the Company cancelled a portion of its share premium account transferring £3.8bn (€4.9bn) to the retained earnings account within reserves.

A total of 1,965,600 ordinary shares were held in treasury as of 31 December 2017 (31 December 2016: 1,965,600). All rights (including voting rights and the right to receive dividends) in the shares held in treasury are suspended until such time as the shares are reissued. The Group’s distributable reserves are restricted by the value of the treasury shares, which amounted to £40.7m as of 31 December 2017 (31 December 2016: £40.7m). The cost of treasury shares held by the Company at 31 December 2017 was £4.2m (2016: £4.2m), with a further £36.5m of shares being held by the Company’s subsidiaries (2016: £36.5m).

At 31 December 2017, the Paddy Power Betfair plc Employee Benefit Trust (“EBT”) held 200,973 (2016: 478,392) of the Company’s own shares, which were acquired at a total cost of £15.6m (2016: £30.9m), in respect of potential future awards relating to the Group’s employee share plans (see Note 18). The Company’s distributable reserves at 31 December 2017 are restricted by this cost amount. In the year ended 31 December 2017, the EBT purchased 29,342 (2016: Nil) Paddy Power Betfair plc ordinary shares for a total consideration of £2.5m. In 2017, 306,761 shares with an original cost of £17.8m (396,498 shares with an original cost of £18.3m) were transferred from the EBT to the beneficiaries of the EBT.

The foreign exchange translation reserve at 31 December 2017 had a debit balance of £13.8m (2016: credit balance of £29.5m), and arose from the retranslation of the Group’s net investment in Euro, AUD and USD functional currency entities. The movement in the foreign exchange translation reserve for the year ending 31 December 2017 reflects the weakening of USD against GBP in the year.

Other reserves comprise a capital redemption reserve fund, a capital conversion reserve fund, a net wealth tax reserve and a fair value reserve. The capital redemption reserve fund of £1.4m (2016: £1.4m) relates to the nominal value of shares in the Company acquired by the Company and subsequently cancelled. The capital conversion reserve fund of £0.2m (2016: £0.2m) arose on the redenomination of the ordinary share capital of the Company at the time of conversion from Irish pounds to Euro. The fair value reserve of £13.7m arose on the fair value of the Group’s non-controlling interest in LMAX Limited increasing by £13.7m in 2017. Further detail on this is included in Note 14.

In 2016, an amount of £46.3m (2016: £25.6m) in respect of share options exercised during the year was transferred from the share-based payment reserve to retained earnings. An amount of £2.1m of deferred tax relating to the Group’s share-based payments was charged to retained earnings in 2017 (2016: £5.9m) – see also Note 19. An amount of £2.4m of current tax relating to the Group’s share-based payments was credited to retained earnings in 2017 (2016: £4.4m).

As permitted by section 304 of the Companies Act 2014, no separate profit and loss account is presented in respect of the Company. The Company recorded a profit for the year of €28.1m (2016: €63.1m), which includes dividends receivable from subsidiary companies amounting to €Nil (2016: €73.8m).

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-122

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

17. Dividends paid on ordinary shares

	2017	2016
	£m	£m
Ordinary shares:
- special dividend of €1.814 (£1.411) per share	–	61.9
- Paddy Power plc closing dividend of €0.18 (£0.140) per share	–	6.1
- final dividend of £1.13 per share for the year ended 31 December 2016 (31 December 2015: €1.20 (£0.933))	94.7	40.8
- Interim dividend of £0.65 per share for the year ended 31 December 2017 (31 December 2016: £0.40)	54.7	33.5
Amounts recognised as distributions to equity holders in the year	149.4	142.3

The Directors have proposed a final dividend of 135.0 pence per share which will be paid on 29 May 2018 to shareholders on the Company’s register of members at the close of business on the record date of 13 April 2018. This dividend, which amounts to approximately £114m, has not been included as a liability at 31 December 2017.

The pre-Merger Paddy Power plc closing dividend was paid to Paddy Power plc shareholders for the period from 1 January 2016 to 1 February 2016 (inclusive).

During the year end ended 31 December 2016, the Group paid the Betfair Group plc closing dividend amounting to £22.6m, which represented the period prior to Merger completion.

18. Share-based payments

Summary of equity-settled share-based payments

The Group had the following share-based payment schemes brought forward from before the Merger:

•	The Paddy Power plc November 2000 Share Option Scheme;

•	The Paddy Power plc Sharesave Scheme; and

•	The Paddy Power Long Term Incentive Plan.

In addition, a number of schemes were acquired at the Merger date:

•	The Betfair Sharesave Scheme;

•	The Betfair Restricted Share Scheme; and

•	The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan.

Subsequent to the Merger, the Group has issued new awards under the following schemes:

•	The Paddy Power Betfair plc Sharesave Scheme;

•	The Paddy Power Betfair plc Long Term Incentive Plan, Medium Term Incentive Plan and Deferred Share Incentive Plan; and

•	The Paddy Power Betfair plc Restricted Share Plan.

The above schemes are settled via a mixture of the allotment of shares from the Paddy Power Betfair plc EBT and the issue of new shares. As a result, all schemes are accounted for as equity-settled in the financial statements. Going forward, no new awards will be granted under any pre-Merger schemes.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-123

The equity-settled share-based payments expense recognised in the income statement in respect of all schemes is as follows:

	2017	2016
	£m	£m
Underlying
The Paddy Power plc Sharesave Scheme	0.3	0.6
The Paddy Power Long Term Incentive Plan (“LTIP”)	3.0	6.7
The Betfair Sharesave Scheme	0.3	0.7
The Betfair Restricted Share Scheme	0.1	0.2
The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan	4.2	6.8
The Paddy Power Betfair plc Sharesave Scheme	1.4	0.5
The Paddy Power Betfair plc Long Term, Medium Term and Deferred Share Incentive Plans (“LTIP”, “MTIP” & “DSIP”)	16.5	5.3
The Paddy Power Betfair plc Restricted Share Plan	0.2	–
	26.0	20.8
Separately disclosed items (see Note 4 – included within integration and restructuring costs)	–	7.6
Replacement share options (see Note 4)	7.4	21.9
Total	33.4	50.3

General

The aggregate number of shares which may be utilised under the employee share schemes in any ten year period may not exceed ten per cent of the Company’s issued ordinary share capital. The percentage of share capital which can be utilised under these schemes comply with guidelines issued by the Irish Association of Investment Managers in relation to such schemes.

Summary of options outstanding

At 31 December 2017, 1,869,843 awards and options (31 December 2016: 2,365,410) in the capital of the Group remain outstanding and are exercisable up to 2027 as follows:

	2017	2016
The Paddy Power plc Share Option Scheme	–	2,000
The Paddy Power plc Sharesave Scheme	57,720	158,258
The Paddy Power Long Term Incentive Plan (“LTIP”)	101,891	416,178
The Betfair Sharesave Scheme	31,019	137,149
The Betfair Restricted Share Scheme	400	467
The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan	681,646	1,046,237
The Paddy Power Betfair plc Sharesave Scheme	390,454	270,101
The Paddy Power Betfair plc Long Term, Medium Term and Deferred Share Incentive Plans (“LTIP”, “MTIP” & “DSIP”)	589,082	335,020
The Paddy Power Betfair plc Restricted Share Plan	17,631	–
Total	1,869,843	2,365,410

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-124

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

18. Share-based payments (continued)

The Paddy Power plc November 2000 Share Option Scheme

The Paddy Power Share Option Scheme was adopted by shareholders on 21 November 2000 and modified by the shareholders on 22 June 2004. The Share Option Scheme was open to Directors, other than Non-Executive Directors, and employees. Options could be granted within a period of ten years from 7 December 2000 at the higher of nominal and current market value. No further options can or have been granted under this scheme since 7 December 2010. Share Options lapse ten years after the date of grant.

Movements in the share options under this scheme during the year were as follows:

Outstanding at		Outstanding at
1 January 2017	Exercised during year	31 December 2017	Earliest exercise date	Latest exercise date	Exercise price
2,000	(2,000)	–	September 2010	September 2017	€24.17

No options were outstanding at 31 December 2017 (2016: 2,000).

The weighted average exercise price for share options exercised during the year is €24.17 (31 December 2016: €21.93).

The Paddy Power plc Sharesave Scheme

The Paddy Power plc Sharesave Scheme was adopted by shareholders on 21 November 2000 and was subsequently approved by the Revenue Commissioners.

All employees (including Executive Directors) who have not less than six months continuous service with the Company or any subsidiary nominated to join the Sharesave Scheme could be invited to apply for options to acquire shares. The purchase price for each ordinary share in respect of which an option is granted could not be less than 75 per cent of the closing price of the shares on the Irish Stock Exchange on the dealing day last preceding the date of grant of the option or its nominal value. The aggregate maximum monthly contribution payable by an employee in connection with the scheme is €500 / £500.

Movements in the share options under this scheme during the year were as follows:

Outstanding at	Granted	Lapsed	Exercised	Outstanding at	Earliest
1 January 2017	during year	during year	during year	31 December 2017	exercise date*	Exercise price
4,895	–	(798)	(4,097)	–	2014 and 2017	€27.79
346	–	(346)	–	–	2014 and 2017	£25.99
9,519	–	(288)	(4,531)	4,700	2015 and 2017	€41.36
713	–	(14)	(699)	–	2015 and 2017	£35.61
30,943	–	(2,905)	(14,321)	13,717	2016 and 2018	€45.52
3,337	–	(267)	(2,997)	73	2016 and 2018	£40.79
91,411	–	(7,100)	(52,073)	32,238	2017 and 2019	€39.60
17,094	–	(1,198)	(8,904)	6,992	2017 and 2019	£33.76
158,258	–	(12,916)	(87,622)	57,720

*	Share options lapse 3.5 and 5.5 years after date of grant.

The weighted average exercise price for share options exercised during the year is £35.60 (31 December 2016: £34.22).

The fair value of options granted under the Sharesave Scheme was determined using a Black-Scholes model and is expensed over the vesting period. The following assumptions were used in the Black-Scholes pricing model for the above options:

2011 - 2014
Share price at date of grant	€37.05 – €60.70
Exercise price (€)	€27.79 – €45.52
Exercise price (£)	£25.99 – £40.79
Expected volatility	19% – 30%
Expected term until exercised	3.5 – 5.5 years
Risk-free interest rate	-0.06% – 1.34%

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-125

The Paddy Power Long Term Incentive Plan

The total number of share awards outstanding under the Paddy Power Long Term Incentive Plan at 31 December 2017 was 101,891 (2016: 416,178). The movements in share awards during the year ended 31 December 2017 (excluding related dividends awarded as shares) were as follows:

				Outstanding at
Outstanding at 1 January 2017	Granted during year	Lapsed during year	Vested during year	31 December 2017
416,178	–	(24,642)	(289,645)	101,891

2013 Long Term Incentive Plan

On 14 May 2013, the shareholders adopted the 2013 Long Term Incentive Plan (“LTIP”) for senior executives, under which the Remuneration Committee can also make conditional awards of a number of Company shares to executives. LTIP awards made from 2013 onwards are subject to the rules of this scheme. In accordance with the rules, the awards vest proportionately to the achievement of an EPS compound growth target of between 7% and 15% over the vesting period of three years. Full vesting of the awards will only occur if EPS growth of at least 15% per annum is achieved over the vesting period. A minimum annual compound EPS growth target of 7% over the vesting period must be achieved to trigger 25% award vesting, with vesting occurring on a sliding scale ranging from 25% of awards (if the minimum EPS compound growth target of 7% per annum is met) to 100% of awards (if the EPS compound growth target of 15% per annum is met). Under the terms of the Merger of Paddy Power plc with Betfair Group plc, awards made in 2013 and 2014 vested in their entirety on the normal scheduled vesting dates in 2016 and 2017, respectively, and are not subject to the EPS growth target testing as outlined above. Awards made in 2015 will vest based on (1) 100% as applied to the awards balance calculated based on the time pro-rata proportion of the three year vesting period (from date of grant) that has elapsed at the date of Merger completion (2 February 2016) (the “Paddy Power Fixed Vesting Level”) and (2) the balance of the awards not reflected in the Paddy Power Fixed Vesting Level will remain outstanding and will be capable of vesting in 2018 according to the extent to which specified performance conditions relating to the performance of the combined Paddy Power Betfair Group are satisfied. Through 2016 and 2017, earnings and revenue growth have been very strong and as such the maximum target was exceeded and this award will vest in full.

Until the vesting of the award in accordance with the rules of the schemes, the award holder will have no rights over or in respect of the shares subject to the award and, on vesting, the award holder’s rights are limited to those shares in respect of which the growth target has been achieved in accordance with the rules of the schemes. The awards are not transferable. Upon the vesting of a share award, as part of the award holders’ rights they also receive a small number of additional shares in respect of dividends on those shares between the grant date and vesting date, regarded as a de facto part of the original share award.

The Betfair Sharesave Scheme

Similar to the Paddy Power Group prior to the Merger, the Betfair Group offered an HMRC approved SAYE share option scheme in which all UK employees and some international employees can participate. Participants save a fixed amount of up to £500 per month for three years and are then able to use these savings to buy shares in Betfair Group plc at a price fixed at a 20% discount to the market value at the start of the savings period. There are no market conditions associated with the SAYE option grants.

Options previously granted under the Betfair Sharesave Plan were exercisable for a period of six months following the Court Sanction Date (1 February 2016). These options were exercisable over Betfair Shares to the extent of savings made under the related savings contracts at the time of exercise. As part of the Merger, participants in the Betfair Sharesave Plan were also offered the opportunity (as an alternative to exercise) to exchange their options over Betfair Shares for equivalent options over the Company’s shares which will be eligible to vest at the normal maturity dates.

		Lapsed/cancelled		Outstanding at
Outstanding at 1 January 2017	Granted during year	during year	Exercised during year	31 December 2017
137,149	–	(10,163)	(95,967)	31,019

The options are exercisable up to 2018.

The weighted average exercise price for share options exercised during the year is £21.30 (31 December 2016: £20.24) at a weighted average share price at the date of exercise of £84.66 (31 December 2016: £87.56).

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-126

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

18. Share-based payments (continued)

The fair value of the options is expensed over the period that the options vest. The following assumptions were used in the Black-Scholes pricing model for the original options:

2013 - 2014
Share price at date of grant	£23.81 – £31.75
Exercise price	£19.20 – £21.35
Expected volatility	30.67% – 33.36%
Expected term until exercised	3.25 years
Expected dividend yield	1.29% – 1.48%
Risk-free interest rate	0.89% – 0.94%

The Betfair Restricted Share Scheme

On Merger, the Group acquired a restricted share scheme. The movements in this scheme during the year ended 31 December 2017 were as follows:

		Lapsed/cancelled		Outstanding at
Outstanding at 1 January 2017	Granted during year	during year	Exercised during year	31 December 2017
467	–	–	(67)	400

Restricted shares are valued with reference to the market value of the shares on the date of grant. As part of the Merger, participants holding such options were offered the opportunity (as an alternative to exercise) to exchange such options for equivalent vested options over PPB Shares (calculated by reference to the Exchange Ratio). These replacement options are exercisable until the normal lapse dates that would have applied to the original options over Betfair Shares had the Merger not occurred (being not later than the tenth anniversary of the grant date of the original option).

Unvested options granted over the Betfair Restricted Share Scheme which were outstanding at the date of the Court Order vested in full in accordance with the applicable rules on the date of the Court Order.

The weighted average exercise price for share options exercised during the year was £0.001 (31 December 2016: £0.001) at a weighted average share price at the date of exercise of £86.17 (31 December 2016: £86.55).

The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan

The following share plans were acquired on the Merger completion date (“Completion”) and were originally introduced in the Betfair Group to incentivise and reward for the successful delivery of the short-term and long-term business strategy:

•	The Betfair Long Term Incentive Plan (“LTIP”) which consists of restricted share awards; and

•	The Betfair Deferred Share Incentive Plan (“DSIP”) which consists of cash and restricted share awards.

The schemes have awards in the form of cash and restricted shares. The level of award granted in each of the schemes were based on a mixture of the individual performance of the employee and Group-wide performance over the term of the award which was between one and three years.

Prior to the Merger, Paddy Power and Betfair agreed that outstanding unvested awards granted under the Betfair Long Term Incentive Plan (‘‘Betfair LTIP Awards’’) in 2013/14, 2014/15 and 2015/16 would not vest on Completion but would be replaced by awards over an equivalent number of the Company’s Shares (calculated by reference to the Exchange Ratio) which would have the same normal vesting dates as the original awards but be subject to certain absolute vesting levels.

The vesting levels of the replacement awards would crystalise on grant reflecting the extent to which the Betfair Remuneration Committee considered that the performance conditions applying to the relevant awards would have been satisfied at the end of the original vesting periods (the ‘‘Betfair Fixed Vesting Level’’). The Betfair Fixed Vesting Levels for each of the awards were agreed to be as follows:

•	2013/14 Betfair LTIP Awards – 100% of the underlying shares to vest in full on the normal vesting dates between July 2016 and April 2017;

•	2014/15 Betfair LTIP Awards – 100% of the underlying shares to vest in full on the normal vesting dates between June 2017 and March 2018; and

•	2015/16 Betfair LTIP Awards – a proportion of the underlying shares to vest in full on the normal vesting date in July 2018 or, if later, three years after the applicable date of grant. This proportion would be the time-pro rata proportion of the three year vesting period (from the date of grant) elapsed at the later of the date of Completion and the date on which the 2015 Performance Based Award (as defined below) became effective.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-127

In the case of the 2015/16 Betfair LTIP Awards, an additional replacement award was granted in respect of the balance of the awards not reflected in the Betfair Fixed Vesting Level which would be capable of vesting on the third anniversary of the date of grant according to the extent to which specified performance conditions relating to the performance of the Group are satisfied (the ‘‘2015 Performance Based Award’’). These performance conditions were set out in the Directors’ Remuneration Report in the 2015 Annual Report of Paddy Power Betfair plc, as were agreed post-Completion by the Remuneration Committee. Through 2016 and 2017, earnings and revenue growth has been very strong and as such the maximum target under both measures was exceeded and this award will vest in full.

As part of the Merger, participants holding vested DSIP options were offered the opportunity (as an alternative to exercise) to exchange such options for equivalent vested options over the Company’s shares (calculated by reference to the Exchange Ratio). These replacement options are exercisable until the normal lapse dates that would have applied to the original options over Betfair Shares had the Merger not occurred (being not later than the tenth anniversary of the grant date of the original option).

Unvested options granted over the Betfair DSIP which were outstanding at the date of the Court Order vested in full in accordance with the applicable rules on the date of the Court Order.

		Lapsed/cancelled		Outstanding at
Outstanding at 1 January 2017	Granted during year	during year	Exercised during year	31 December 2017
1,046,237	13,353	(15,116)	(362,828)	681,646

The outstanding shares on these schemes are exercisable up to 2025.

The weighted average exercise price for share options exercised during the year was £0.001 (31 December 2016: £0.001) at a weighted average share price at the date of exercise of £83.26 (31 December 2016: £91.85).

The options granted in the year represent dividend roll-ups, in line with documented scheme rules.

The fair value of the share options in the LTIP scheme is expensed over the three year period that the options vest.

The Paddy Power Betfair plc Sharesave Scheme

During the year, 267,057 options were granted under the new Paddy Power Betfair plc Sharesave Scheme. These SAYE options must ordinarily be exercised within six months of completing the relevant savings period. In line with market practice, the exercise of these options is not subject to any performance conditions.

Similar to the schemes offered prior to the Merger, all employees (including Executive Directors) who have not less than six months continuous service with the Company or any subsidiary nominated to join the Sharesave Scheme may be invited to apply for options to acquire shares. The purchase price for each ordinary share in respect of which an option is granted shall not be less than 75 per cent of the closing price of the shares on the Irish and London Stock Exchanges on the dealing day last preceding the date of grant of the option or its nominal value. The aggregate maximum monthly contribution payable by an employee in connection with all Sharesave related schemes is €500 / £500.

	Outstanding at 1 January		Lapsed/cancelled		Outstanding at
	2017	Granted during year	during year	Exercised during year	31 December 2017
2016	270,101	–	(137,881)	(3,129)	129,091
2017	–	267,057	(5,694)	–	261,363
Total	270,101	267,057	(143,575)	(3,129)	390,454

	Exercise	Exercisable
Year granted	price £	before
2016	69.19	2020
2017	57.87	2021

The fair value of the options is expensed over the period that the options vest. The following assumptions were used in the Black-Scholes pricing model for the above options:

2016 - 2017
Share price at date of grant	£77.25 - £85.70
Exercise price	£57.87 - £69.19
Expected volatility	26.71% - 30.56%
Expected term until exercised	3.25 years
Expected dividend yield	2.18% - 2.30%
Risk-free interest rate	0.28% - 0.86%

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-128

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

18. Share-based payments (continued)

The Paddy Power Betfair plc Long Term Incentive Plan, Medium Term Incentive Plan and Deferred Share Incentive Plan

The following share plans were introduced post-Merger to incentivise and reward for the successful delivery of the short, medium and long-term business strategy:

•     Long Term Incentive Plan (“LTIP”) which consists of restricted share awards;

•     Medium Term Incentive Plan (“MTIP”) which consists of restricted share awards; and

•     Deferred Share Incentive Plan (“DSIP”) which consists of cash and restricted share awards.

The level of award granted in each of the schemes is based on a mixture of the individual performance of the employee and the Group wide performance over the term of the award which is between one and three years.

The DSIP has cash elements which are fixed in value and are paid and expensed in the first year that the awards are issued. The cash award represents two-thirds of the total award. There is no option given to elect to have these issued in shares. The cash element issued is classified as a cash bonus in the income statement and not a ‘cash-settled share-based payment’ on the basis that the employee does not have the option to choose whether they receive cash or shares, and the award value is fixed and not based on share price movements.

The restricted share portion of the DSIP award will vest over the second and third year of the scheme.

	Outstanding at 1 January		Lapsed/cancelled		Outstanding at
	2017	Granted during year	during year	Exercised during year	31 December 2017
2016	335,020	202	(38,713)	(9,119)	287,390
2017	–	312,096	(10,404)	–	301,692
Total	335,020	312,298	(49,117)	(9,119)	589,082

	Exercise	Exercisable
Year granted	price £	before
2016	–	2026
2017	–	2027

The weighted average exercise price for share options exercised during the year was £Nil at a weighted average share price at the date of exercise of £83.32. No options were exercised in 2016.

The value of each award was calculated at the grant date and expensed over a period of up to three years in which the awards vest.

The Paddy Power Betfair plc Restricted Share Plan

During the year, 17,631 options were granted under a new Paddy Power Betfair plc Restricted Share plan. The movements in this plan during the year ended 31 December 2017 were as follows:

		Lapsed/cancelled		Outstanding at
Outstanding at 1 January 2017	Granted during year	during year	Exercised during year	31 December 2017
–	17,631	–	–	17,631

The level of award granted on this plan is based on a mixture of individual performance of the employee and Group-wide performance over the term of the award which is between one and three years. Restricted shares are valued with reference to the market value of the shares on the date of grant. The value of each award was calculated at the grant date and expensed over a period of up to three years in which the awards vest.

The Paddy Power Betfair plc Employee Benefit Trust

Prior to the Merger awards under the Paddy Power plc Long Term Incentive Plan were satisfied from the Paddy Power Betfair plc Employee Benefit Trust (the “EBT”). Post-Merger, certain other awards may also be satisfied from the EBT. Purchases of Paddy Power Betfair plc ordinary shares from 1 January 2016 to 31 December 2017 and shares vested from the EBT during that period, are shown below:

	Number of Paddy Power	Cost of purchase
	Betfair plc ordinary shares	£m
Shares held by the EBT at 1 January 2016	874,890	49.2
Vested from the EBT in 2016	(396,498)	(18.3)
Shares held by the EBT at 31 December 2016	478,392	30.9
Purchased in 2017	29,342	2.5
Vested from the EBT in 2017	(306,761)	(17.8)
Shares held by the EBT at 31 December 2017	200,973	15.6

The results of the EBT are included in the Paddy Power Betfair plc Company financial statements. The shares held by the EBT at the reporting date are shown as a deduction from equity in the consolidated statement of financial position in accordance with the Group’s accounting policy (see Note 16).

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-129

19. Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	31 December 2017			31 December 2016
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m
Property, plant and equipment	6.8	–	6.8	4.5	–	4.5
Intangible assets	–	(57.3)	(57.3)	–	(76.0)	(76.0)
Employee benefits	14.8	–	14.8	17.7	–	17.7
Other	–	(1.8)	(1.8)	1.4	–	1.4
Net assets/(liabilities)	21.6	(59.1)	(37.5)	23.6	(76.0)	(52.4)

Deferred tax assets and liabilities have been offset at 31 December 2017 and 2016 where there is a legally enforceable right to such set-off in each jurisdiction. Included in the statement of financial position is a deferred tax asset of £11.7m (2016: £8.6m) and a deferred tax liability of £49.2m (2016: £61.0m).

The deferred tax liability in relation to intangible assets disclosed above primarily relates to the deferred tax liability arising on the Betfair Group plc intangible assets acquired in 2016. This deferred tax liability continues to unwind as the intangible assets are amortised over their useful economic life.

The deferred tax asset arising on employee benefits relates to future tax deductions the Group expects to receive in relation to share based payments operated by the Group to reward its employees. The asset is recognised at the tax rate at which it is expected to unwind.

Movement in temporary differences during the year

		Business
	Property	combinations		Derivative
	plant and	– intangible	Employee	financial
	equipment	assets	benefits	assets	Other	Total
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2016	1.7	(3.4)	5.2	(0.2)	0.5	3.8
Acquired on Merger	4.9	(97.5)	15.2	–	0.8	(76.6)
Recognised in income	(2.3)	24.4	2.2	–	0.2	24.5
Recognised in other comprehensive income	–	–	–	0.2	–	0.2
Recognised directly in equity	–	–	(5.9)	–	–	(5.9)
Foreign currency translation adjustment	0.2	0.5	1.0	–	(0.1)	1.6
Balance at 31 December 2016	4.5	(76.0)	17.7	–	1.4	(52.4)
Recognised in income	2.3	19.4	(0.7)	–	(3.3)	17.7
Recognised directly in equity	–	–	(2.1)	–	–	(2.1)
Foreign currency translation adjustment	–	(0.7)	(0.1)	–	0.1	(0.7)
Balance at 31 December 2017	6.8	(57.3)	14.8	–	(1.8)	(37.5)

Unrecognised deferred tax assets

The Group has unrecognised deferred tax assets in respect of losses of £16.8m (2016: £15.6m), and unrecognised deferred tax assets in respect of depreciation in excess of capital allowances of £0.7m (2016: £0.7m). These have not been recognised on the basis that there is insufficient certainty of there being future taxable profits in the relevant jurisdictions, and therefore the assets will not be realisable.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-130

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

20. Trade and other payables and derivative financial liabilities

Current liabilities

	31 December	31 December
	2017	2016
	£m	£m
Trade and other payables
Trade payables	3.1	9.8
Customer balances	68.6	62.2
PAYE and social security	5.7	6.6
Value-added tax and goods and services tax	–	0.2
Betting duty, data rights, and product and racefield fees	41.3	40.4
Employee benefits	47.7	46.1
Contingent deferred consideration – business combinations (Note 29)	3.8	3.7
Accruals and other liabilities	164.5	151.6
Total	334.7	320.6
Derivative financial liabilities
Sports betting open positions (Note 29)	7.8	8.6

Non-current liabilities

	31 December	31 December
	2017	2016
	£m	£m
Trade and other payables
PAYE and social security	–	0.2
Employee benefits	0.3	5.0
Contingent deferred consideration – business combinations (Note 29)	30.0	20.4
Accruals and other liabilities	4.2	1.3
Total	34.5	26.9
Derivative financial liabilities
Sports betting open positions (Note 29)	2.3	–

Sports betting open positions

Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by the Group on initial recognition as financial liabilities at fair value through profit or loss. The carrying amount of the liabilities is not significantly different from the amount that the Group is expected to pay out at maturity of the financial instruments. Sports bets are non-interest bearing. There is no interest rate or credit risk associated with open sports bets.

Contingent deferred consideration – business combinations

Included within non-current liabilities is contingent and deferred consideration of £30.0m due to Betfair’s historical acquisition of HRTV, a horseracing television network based in the United States, and Paddy Power Betfair’s acquisition of DRAFT, a daily fantasy sports operator in the United States, in 2017. The amount payable at 31 December 2017 amounted to £33.4m, with £30.0m due after one year from the reporting date.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-131

21. Provisions

Current

	31 December	31 December
	2017	2016
	£m	£m
Employee benefits (long service leave)	0.5	0.5
Betting duty, data rights, and product and racefield fees (gaming tax)	2.6	2.6
Accruals and other liabilities (onerous contracts)	0.1	1.5
Total	3.2	4.6

Non-current

	31 December	31 December
	2017	2016
	£m	£m
Employee benefits (long service leave)	0.8	0.6
Accruals and other liabilities (lease reinstatement and onerous contracts)	0.4	0.5
Total	1.2	1.1

The movements in provisions during 2016 and 2017 were as follows:

Current

	Long service	Gaming	Onerous
	leave	tax	contracts	Total
	£m	£m	£m	£m
Balance at 1 January 2016	0.3	–	0.1	0.4
Acquired on Merger	–	4.3	–	4.3
Charged to the income statement:
– Additional provisions recognised	0.1	–	3.7	3.8
Amounts used during the year	–	(2.4)	(2.3)	(4.7)
Foreign currency translation adjustment	0.1	0.7	–	0.8
Balance at 31 December 2016	0.5	2.6	1.5	4.6
Amounts used during the year	–	–	(1.5)	(1.5)
Transfers from current liabilities	–	–	0.1	0.1
Balance at 31 December 2017	0.5	2.6	0.1	3.2

Non-current

	Long service	Lease	Onerous
	leave	reinstatement	contracts	Total
	£m	£m	£m	£m
Balance at 1 January 2016	0.5	0.1	0.4	1.0
Charged to the income statement:
– Additional provisions recognised	0.1	-	-	0.1
Balance at 31 December 2016	0.6	0.1	0.4	1.1
Transfers to current liabilities	–	–	(0.1)	(0.1)
Charged to the income statement:
– Additional provisions recognised	0.2	–	–	0.2
Balance at 31 December 2017	0.8	0.1	0.3	1.2

Long service leave

The timing and amount of long service leave cash outflows are primarily dependent on when staff employed at the balance sheet date avail of their entitlement to leave and their expected salaries at that time. As of 31 December 2017, it was expected that cash outflows would occur primarily within the following five years (2016: within the following five years).

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-132

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

21. Provisions (continued)

Lease reinstatement

Included in this category are amounts provided by the Group for the reinstatement of properties held under operating leases to their original condition when the leases were taken out. These costs are generally provided for over the expected term of the relevant leases. The timing and amount of lease reinstatement cash outflows is dependent on the expected dates on which leased premises will be exited and the existence of provisions in the lease contracts requiring reinstatement. The cash outflows are expected to occur at various stages over the next 23 years as longer term leases are not renewed (2016: the next 24 years).

Onerous contracts

The onerous contracts provision primarily relates to operating leases where the Group is not occupying properties for which it still has a present and future obligation to make lease payments. The provision represents the future expected net cash outflows under these leases discounted at an interest rate appropriate to the timing of these net cash outflows. Future cash outflows in respect of onerous contracts are dependent on the relevant lease expiry dates and the timing of break provisions in the lease contracts. It is expected that the provisions will unwind over a period of up to 14 years (2016: 15 years).

Gaming tax

Gaming tax provisions relate to amounts provided for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain. When the group disagrees with the application of unclear tax legislation, for example when it is applied retrospectively and/or results in a one-off disproportionate tax equivalent to many times the profit derived by the Group from its historic activities in that jurisdiction, the Group continues to challenge these interpretations.

Whilst the maximum potential obligation for all ongoing cases could be greater than the recognised provision, and the outcomes may not be known for some time, a liability has been recorded for the Directors’ best estimate of the cash outflows that will ultimately be required in respect of each claim. Management have not provided a sensitivity for this provision as the range is not considered to be material. Management note this is a key estimate, however it is not a key judgement that will have a material impact in the coming year.

22. Borrowings

Current liabilities

	31 December	31 December
	2017	2016
	£m	£m
Accrued interest on borrowings	–	0.2

Non-current liabilities

	31 December	31 December
	2017	2016
	£m	£m
Revolving credit facility	62.2	214.0
Less: expenses relating to revolving credit facility	–	(0.4)
Total	62.2	213.6

In 2015, the Group secured a committed revolving credit bank loan facility (“RCF”) of €300m provided by a syndicate of banks which expires in May 2020. At 31 December 2017, €70m (£62.2m) of this facility was drawn down (2016: €250m (£214.0m)). During 2017, the Group drew down €Nil (£Nil) (2016: €211.0m (£170.9m)) and repaid €180.0m (£157.6m) (2016: €156.0m (£126.8m)) under this facility.

Borrowings under the RCF are unsecured but are guaranteed by the Company and certain of its operating subsidiaries. Borrowings under the RCF incur interest at EURIBOR plus a margin of between 1.10% and 1.95%. A commitment fee, equivalent to 35% of the margin, is payable in respect of available but undrawn borrowings.

Upfront participation and arrangement fees plus associated costs incurred in arranging the RCF have been capitalised and offset against the loan in the consolidated statement of financial position and are being amortised to the income statement over the expected life of the facility.

It is the Directors’ opinion that due to the Group’s bank borrowings being subject to floating interest rates and the proven cash generation capability of the Group, there is no significant difference between the book value and fair value of the Group’s borrowings.

Under the terms of the RCF, the Group is required to comply with the following financial covenants on a semi-annual basis.

•	Net Leverage Ratio: Consolidated net borrowings shall not be more than 3.0 times underlying consolidated EBITDA.

•	Interest Cover Ratio: Underlying consolidated EBITDA shall not be less than 4.0 times net finance charges.

During the year ended 31 December 2017, all covenants have been complied with.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-133

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Borrowings
£m
Balance at 1 January 2017	213.6

Changes from financing cash flows
Amounts repaid on borrowings facility	(157.6)
Interest paid	(1.8)
Total changes from financing cash flows	(159.4)

Other changes
Interest on borrowings	1.7
Unwinding of capitalised expenses relating to revolving credit facility	0.4
Foreign exchange movements	5.9
Total other changes	8.0
Balance at 31 December 2017	62.2

23. Financial risk management

The Group has the following risk exposures in relation to its use of financial instruments:

•     Market risk;

•     Credit risk;

•     Liquidity risk;

•     Foreign currency risk; and

•     Interest rate risk.

Set out below is information on the Group’s exposure to each of the above risks, and what its objectives, policies and processes are for measuring and managing those risks. Information is also provided on how the Group manages its capital. Quantitative disclosures in respect of these risks are included throughout these consolidated financial statements and, in particular, in Notes 24 to 27.

General

The Board of Directors has overall responsibility for the management of the Group’s risks. This responsibility is delegated to a number of committees over which the Board has oversight. The primary Board committees set up to manage risks are the Risk Committee and the Audit Committee. Both these Committees report regularly to the Board on their activities. The oversight of the Group’s treasury operations is performed by an Investment Committee, chaired by the Chief Financial Officer, which reports annually to the Audit Committee on its activities.

Market risk

Market risk relates to the risk that changes in prices, including sports betting prices/odds, foreign currency exchange rates and interest rates (see also ‘Interest rate risk’ section below), will impact the Group’s income or the value of its financial instruments. Market risk management has the function of managing and controlling the Group’s exposures to market risk to within acceptable limits, while at the same time ensuring that returns are optimised.

The management of market risk is performed by the Group under the supervision of the Risk Committee and the Investment Committee and according to the guidelines approved by them. The Group will utilise hedges where there is an identified requirement to manage profit or loss volatility.

Sports betting prices/odds

Managing the risks associated with sportsbook bets is a fundamental part of the Group’s business. The Group has a separate Risk Department which has responsibility for the compilation of bookmaking odds and for sportsbook risk management. The Risk Department is responsible for the creation and pricing of all betting markets and the trading of those markets through their lives. A mix of traditional bookmaking approaches married with risk management techniques from other industries is applied, and extensive use is made of mathematical models and information technology. The Group has set predefined limits for the acceptance of sportsbook bet risks. Stake and loss limits are set by reference to individual sports, events and bet types. These limits are subject to formal approval by the Risk Committee. Risk management policies also require sportsbook bets to be hedged with third parties in certain circumstances to minimise potential losses. The profits and losses recorded on sportsbook hedging activities are recorded in ‘revenue’ in the income statement.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-134

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

24. Credit risk

The Group’s credit risk represents the risk that a financial loss may result in the event that a counterparty to a financial instrument, a trading partner or customers fail to meet their contractual obligations.

Trade and other receivables

The Group’s sports betting and gaming businesses are predominantly cash and credit card/debit card businesses where there is a requirement that the customer pays in advance when a transaction is entered into. Credit lines are provided to customers on a case by case basis for higher value customers or based on credit ratings for smaller value customers. Individual credit limits are decided upon by the credit control function in the first instance after taking into account credit and background reference checks. The collectability of outstanding trade receivable balances is closely monitored by reference to aged receivables and other reports and any receivable balances considered to be uncollectible are provided against when identified. Trade and other receivables impairment allowances are established against individual receivable balances when there is objective evidence that such balances are likely to be uncollectible, either in full or in part. The impairment allowance also includes a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. There is no material concentration of sales with individual customers.

Cash investments and foreign exchange forward contracts

It is Group treasury policy to limit investments in cash deposits and foreign exchange forward contracts to counterparties that have a Moody’s (or equivalent) long term credit rating of A3 or higher and a Moody’s (or equivalent) short term credit rating of P1, unless otherwise specifically approved by the Investment Committee.

A list of approved counterparties is maintained by the Group. There are also limits on the percentage of total cash on deposit that can be invested with any individual counterparty. Management does not expect any counterparty to fail to meet its obligations as of the reporting date and the date of this report. There are also restrictions on the types of cash products that can be invested in.

The Group continues to carefully measure counterparty risk by monitoring credit agency ratings, Credit Default Swap spread prices and other public information, and to take action to mitigate such risks as are identified. The Group has accordingly restricted its cash deposit investments to counterparties that had higher credit ratings and has, when required, shortened the maturities of deposits placed.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 December was:

	Carrying amount
	31 December	31 December
	2017	2016
	£m	£m
Restricted cash	75.4	64.8
Trade receivables	4.8	10.3
Other receivables	3.1	3.7
Cash and cash equivalents	306.6	249.9
Total	389.9	328.7

The maximum exposure to credit risk for trade and other receivables by geographic region at 31 December was:

	31 December	31 December
	2017	2016
	£m	£m
United Kingdom and Ireland	3.1	5.3
Australia	1.1	3.4
US	2.0	4.6
Other	1.7	0.7
Total	7.9	14.0

The maximum exposure to credit risk for trade and other receivables by type of counterparty at 31 December was:

	31 December	31 December
	2017	2016
	£m	£m
Trade receivables – credit betting customers	0.3	3.5
Trade receivables – other sports betting counterparties	4.5	6.8
Other receivables	3.1	3.7
Total	7.9	14.0

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-135

Significant customers

There were no individual customers at 31 December 2017 or 31 December 2016 that represented over ten per cent of trade receivables.

Impairment losses

The ageing of trade receivables (stated net of impairment provisions) at 31 December was as follows:

	31 December	31 December
	2017	2016
	£m	£m
Not past due	2.0	6.3
Past due 0 days to 30 days	1.7	2.0
Past due 31 days to 120 days	0.7	1.5
Past due 121 days to 365 days	0.4	0.4
More than one year	–	0.1
Total	4.8	10.3

The gross trade receivable balance is £8.6m (2016: £12.0m) with an allowance for impairment in respect of these receivables of £3.8m (2016: £1.7m). Impairment losses of £1.3m (2016: £Nil) were written off during the year.

25. Liquidity risk

This represents the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s policy for liquidity management is to ensure that there is sufficient liquidity in place to meet its liabilities as they fall due, both under normal or potential adverse conditions, and without resulting in undue loss or damage to the Group.

The Group performs regular cash projections to ensure that there is sufficient cash on hand to meet its expected obligations as they fall due. The nature of the Group’s business and the potential volatility in sporting results can result in significant differences between expected and actual short term cash flows. Consequently, a conservative approach is applied to cash forecasting and flexibility is built into the forecast to cover potentially adverse sporting results. Cash deposit placement time periods are decided upon by reference to cash inflows forecast and expected requirements in respect of the Group’s financial obligations. The Group’s treasury policy sets a maximum maturity on deposits of up to 12 months. Information on the overall maturity of deposits at 31 December 2017 and 2016 is set out in Note 15. It is the Directors’ belief that the Group’s cash deposit balances can be withdrawn without significant penalty.

The Group has the following lines of credit:

•	A committed revolving credit bank loan facility (“RCF”) of €300m obtained from a syndicate of banks in 2015 which expires in May 2020. At 31 December 2017, €70m (£62.2m) of this facility was drawn down. Borrowings under the RCF are unsecured but are guaranteed by the Company and certain of its operating subsidiaries. Borrowings under the RCF incur interest at EURIBOR plus a margin of between 1.10% and 1.95%. A commitment fee, equivalent to 35% of the margin, is payable in respect of available but undrawn borrowings.

•	Unsecured uncommitted bank overdraft facilities for working capital purposes totalling £4.4m (€5.0m). Interest is payable thereon at the bank’s prime overdraft rate plus 0.5%. Bank overdraft facilities for certain subsidiaries of the Company are guaranteed by way of a Letter of Guarantee issued by Paddy Power Betfair plc in favour of Allied Irish Banks p.l.c.

•	Unsecured uncommitted bank overdraft facilities for working capital purposes totalling £6.1m. Interest is payable thereon at the bank’s sterling base rate plus 3.5%. Bank overdraft facilities for certain subsidiaries of the Company are guaranteed by way of a Letter of Guarantee issued by Paddy Power Betfair plc in favour of AIB Group (UK) p.l.c.

At 31 December 2017 and 31 December 2016, none of the bank overdraft facilities were being utilised.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-136

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

25. Liquidity risk (continued)

The following are the contractual maturities of financial liabilities as at 31 December:

	31 December 2017
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial liabilities
Trade and other payables	335.4	335.4	330.0	0.9	3.3	0.1	1.1
Contingent deferred consideration	33.8	43.0	1.5	2.3	5.0	14.4	19.8
Borrowings	62.2	63.7	0.3	0.4	0.7	62.3	–
	431.4	442.1	331.8	3.6	9.0	76.8	20.9
Derivative financial liabilities
Sports betting open positions	10.1	10.1	7.7	0.1	0.5	–	1.8
Total	441.5	452.2	339.5	3.7	9.5	76.8	22.7

	31 December 2016
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial liabilities
Trade and other payables	323.4	324.3	316.4	0.5	5.1	1.3	1.0
Contingent deferred consideration	24.1	33.0	1.4	2.3	3.7	4.5	21.1
Borrowings	214.2	225.6	1.6	1.7	3.4	3.4	215.5
	561.7	582.9	319.4	4.5	12.2	9.2	237.6
Derivative financial liabilities
Sports betting open positions	8.6	8.6	8.5	0.1	–	–	–
Total	570.3	591.5	327.9	4.6	12.2	9.2	237.6

26. Currency risk

The Group is exposed to currency risk in respect of revenue, expenses, receivables, cash and cash equivalents, and other financial assets and financial liabilities (primarily trade payables, accruals and customer balances) that are denominated in currencies that are not the functional currency of the entities in the Group. The currencies in which transactions are primarily denominated are pound sterling (“GBP”), euro (“EUR”), Australian dollar (“AUD”) and US dollar (“USD”).

It is Group policy to ensure that foreign currency denominated liabilities are broadly matched by foreign currency denominated assets, primarily cash deposits. This is generally achieved by monthly sales of net foreign currency inflows into the subsidiaries’ functional currency at spot rates. Foreign exchange impacts therefore arise on the retranslation of their income and expense into their functional currency for Group reporting purposes. Subject to Investment Committee approval, the Group may make use of forward contracts, intentional imbalances between foreign currency denominated liabilities and assets, and other derivatives to manage foreign currency exposures on expected future cash flows.

While the Group generally maintained a naturally hedged balance sheet, as described in the preceding paragraph, it remains exposed to exchange rate risk in respect of its expected future foreign currency denominated income and expenses in its foreign operations.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-137

Currency risk exposure

As of 31 December 2017 and 2016, the Group’s foreign currency risk exposure, based on the functional currencies of its operations, was as follows:

	31 December 2017					31 December 2016
	EUR	GBP	AUD	USD	Other	EUR	GBP	AUD	USD	Other
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trade and other receivables	0.1	–	0.8	0.2	–	–	2.1	–	–	–
Financial assets – restricted cash, and cash and cash equivalents	16.9	60.4	1.4	3.3	0.6	0.6	74.0	0.1	1.2	0.7
Non-derivative financial liabilities	(12.4)	(60.6)	(6.5)	1.3	(0.3)	(8.1)	(57.6)	12.8	(3.1)	(0.3)
Derivative financial liabilities	–	(2.1)	(0.1)	–	–	–	(2.0)	–	–	–
Gross statement of financial position exposure	4.6	(2.3)	(4.4)	4.8	0.3	(7.5)	16.5	12.9	(1.9)	0.4

The following are the significant exchange rates that applied during the year:

	Average rate		31 December (mid-spot rate)
	2017	2016	2017	2016
To 1 GBP:
EUR	1.141	1.220	1.127	1.168
AUD	1.681	1.816	1.730	1.705
USD	1.289	1.351	1.352	1.231

Sensitivity analysis

A ten per cent increase and decrease in the value of pound sterling against the following currencies at 31 December 2017 and 2016 would have increased/(decreased) profit and equity by the amounts below as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates. It is assumed that all other variables, especially interest rates, remain constant in the analysis.

	Profit		Equity
	10%	10%	10%	10%
	increase	decrease	increase	decrease
	£m	£m	£m	£m
31 December 2017
EUR	(0.7)	0.7	0.6	(1.4)
AUD	0.4	(0.4)	(20.5)	20.5
USD	(0.5)	0.5	(43.2)	43.2
31 December 2016
EUR	0.5	(0.6)	(2.6)	3.2
AUD	(1.0)	1.3	(8.4)	13.5
USD	0.2	(0.2)	(34.8)	34.8

27. Interest rate risk

Interest rate risk arises primarily from the Group’s borrowings which are at a floating rate. The Group may manage this risk through the use of interest rate derivatives as appropriate. At 31 December 2017, the Group was not party to any such derivative. Excess cash funds are invested in interest-bearing bank deposits on which the interest rate is fixed for the term of the deposit. Group treasury policy imposes limits on the terms over which cash can be placed on deposit.

Profile

At 31 December 2017 and 31 December 2016 the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	Carrying amount
	31 December	31 December
	2017	2016
	£m	£m
Variable rate instruments
Financial assets – restricted cash	75.4	64.8
Financial assets – cash	306.6	249.9
Borrowings	(62.2)	(214.0)
	319.8	100.7

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-138

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

27. Interest rate risk (continued)

Cash flow sensitivity analysis for variable rate instruments

An increase and decrease of 50 basis points (“bps”) in interest rates at 31 December 2017 and at 31 December 2016 would have (decreased)/ increased profit for a full year and equity by the amounts set out in the table below. It is assumed that all other variables, including foreign currency exchange rates, remain constant.

	Profit		Equity
	50 bps	50 bps	50 bps	50 bps
	increase	decrease	increase	decrease
	£m	£m	£m	£m
31 December 2017
Variable rate instruments	(0.3)	0.3	–	–
31 December 2016
Variable rate instruments	(0.3)	0.3	–	–

28. Capital management

The capital structure of the group consists of cash and cash equivalents, debt finance, issued capital, reserves and retained earnings. The efficiency of the Group’s capital structure is kept under regular review by the Board.

Having considered the Group’s strong cash flow generation and general capital market conditions, the Board believes the Group can increase the efficiency of its capital structure, while maintaining strategic flexibility, by adopting a medium term leverage target of between 1x and 2x net debt to EBITDA. The Board is considering the appropriate path towards this leverage target, including enhanced shareholder returns and strategic investments. The Group has significant capacity in respect of its ability to pay dividends with no material restrictions.

The Group has the authority to buy back up to ten per cent of the Company’s issued share capital between the dates of its Annual General Meetings (“AGM”s), subject to the annual approval of its shareholders at the Company’s AGM. Shares bought back may either be cancelled or held in treasury. The Company’s ordinary shares are also acquired on the market periodically by the Paddy Power Betfair plc Employee Benefit Trust (the “EBT”) to meet the EBT’s obligations under share award schemes. These shares are held by the EBT and ownership is transferred to the EBT’s beneficiaries if and when the related share awards vest.

At 31 December 2017 and 31 December 2016, neither the Company nor any of its subsidiaries were subject to externally imposed capital requirements.

29. Fair values

Fair values versus carrying amounts

The following are the fair values and carrying amounts of financial assets and liabilities carried at amortised cost in the statement of financial position:

	31 December 2017		31 December 2016
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	£m	£m	£m	£m
Assets
Trade receivables	4.8	4.8	10.3	10.3
Other receivables	3.1	3.1	3.7	3.7
Restricted cash	75.4	75.4	64.8	64.8
Cash and cash equivalents	306.6	306.6	249.9	249.9
Total	389.9	389.9	328.7	328.7

Liabilities
Trade and other payables	(335.4)	(335.4)	(323.4)	(323.4)
Borrowings	(62.2)	(62.2)	(214.2)	(214.2)
Total	(397.6)	(397.6)	(537.6)	(537.6)

Net	(7.7)	(7.7)	(208.9)	(208.9)

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-139

Fair value hierarchy

Financial instruments at 31 December which are carried at fair value are analysed by valuation method below. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 December 2017
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Available-for-sale financial assets	–	–	15.0	15.0

Derivative financial liabilities	–	–	(10.1)	(10.1)
Non-derivative financial liabilities	–	–	(33.8)	(33.8)
Total	–	–	(43.9)	(43.9)

	31 December 2016
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Available-for-sale financial assets	–	–	1.3	1.3

Derivative financial liabilities	–	–	(8.6)	(8.6)
Non-derivative financial liabilities	–	–	(24.1)	(24.1)
Total	–	–	(32.7)	(32.7)

Basis for determining fair values

The following are the significant methods and assumptions used to estimate the fair values of the financial instruments above:

Financial instruments carried at amortised cost

Trade and other receivables (Level 2)

The fair value of trade and other receivables is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date. Amounts due within three months are not discounted.

Financial assets and cash and cash equivalents (Level 2)

The fair values of restricted cash and cash and cash equivalents are based on the nominal value of the relevant cash and bank deposit balances, as all are held at variable interest rates.

Trade and other payables (Level 2)

The fair value of trade and other payables is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date. Amounts due within three months are not discounted.

Borrowings (Level 2)

The fair value of borrowings is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date.

Financial instruments carried at fair value

Available-for-sale financial assets (Level 3)

The fair value of available-for-sale financial assets is based on a discounted cash flow model. The significant unobservable inputs are the future cash flows of the business including a terminal growth rate, the discount rate and also discounts for lack of marketability and lack of control that pertains to the minority stake held by the Group.

Derivative financial instruments (Level 3)

Derivative financial instruments comprise sports betting open positions. The fair value of open sports bets at the year-end has been calculated using the latest available prices on relevant sporting events.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-140

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

29. Fair values (continued)

Non-derivative financial liabilities (Level 3)

Non-derivative financial liabilities includes contingent consideration. The contingent consideration payable is determined with reference to forecast performance for the acquired businesses during the relevant time periods and the amounts to be paid in such scenarios. The fair value was estimated by assigning probabilities to the potential payout scenarios. The significant unobservable inputs are forecast performance for the acquired businesses.

Sensitivity analysis in respect of Level 3 financial instruments carried at fair value

The following sensitivity analysis has been performed for the Level 3 financial liabilities carried at fair value at 31 December 2017 and 2016:

Sports betting open positions

The fair value of sports betting open positions is primarily based on expectations as to the results of sporting and other events on which bets are placed. Changes in those expectations and ultimately the actual results when the events occur will result in changes in fair value. There are no reasonably probable changes to assumptions and inputs that would lead to material changes in the fair value methodology although final value will be determined by future sporting results.

Contingent consideration

The fair value of contingent consideration is primarily dependent on forecast performance for the acquired businesses against predetermined targets. An increase and decrease of 10% in forecast performance for the acquired businesses during the relevant time periods would increase and decrease the value of contingent consideration at 31 December 2017 by £1.9m and £3.3m respectively (2016: £0.8m and £0.8m).

Available-for-sale financial assets

See Note 33 for further detail relating to the sale of the Group’s primary available-for-sale financial asset in 2018.

Movements in the year in respect of Level 3 financial instruments carried at fair value

The movements in respect of the financial assets and liabilities carried at fair value in the years to 31 December are as follows:

	Sports
	betting	Contingent	Available-for-
	open	deferred	sale financial
	positions	consideration	assets	Total
	£m	£m	£m	£m
Balance at 1 January 2016	(12.5)	(0.8)	–	(13.3)
Arising on Retail acquisitions (Note 13)	–	(0.1)	–	(0.1)
Acquired as part of Merger	(0.3)	(22.0)	1.3	(21.0)
Recognised in the income statement	1,161.0	(1.7)	–	1,159.3
Settlements	(1,156.8)	3.8	–	(1,153.0)
Foreign currency translation adjustment	–	(3.3)	–	(3.3)
Balance at 31 December 2016	(8.6)	(24.1)	1.3	(31.4)
Arising on acquisitions (Note 13)	–	(13.0)	–	(13.0)
Recognised in the income statement	1,358.6	(2.9)	–	1,355.7
Change in fair value booked to OCI	–	–	13.7	13.7
Settlements	(1,360.1)	3.5	–	(1,356.6)
Foreign currency translation adjustment	–	2.7	–	2.7
Balance at 31 December 2017	(10.1)	(33.8)	15.0	(28.9)

30. Commitments and contingencies

(a) Guarantees

The Group has uncommitted working capital overdraft facilities of £10.5m (2016: £12.4m) with Allied Irish Banks p.l.c. These facilities are secured by a Letter of Guarantee from Paddy Power Betfair plc.

The Group has bank guarantees: (1) in favour of certain gaming regulatory authorities to guarantee the payment of player funds, player prizes, and certain taxes and fees due by a number of Group companies; and (2) in respect of certain third party rental and other property commitments, merchant facilities and third party letter of credit facilities. The maximum amount of the guarantees at 31 December 2017 was £19.3m (2016: £29.1m). No claims had been made against the guarantees as of 31 December 2017 (2016: £Nil). The guarantees are secured by counter indemnities from Paddy Power Betfair plc and certain of its subsidiary companies. The value of cash deposits over which the guaranteeing banks hold security was £0.9m at 31 December 2017 (2016: £0.9m).

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-141

The Australian corporate sports bookmaking licences issued to Sportsbet require those companies to hold sufficient cash funds to cover monies owed to customers. At 31 December 2017, the total value of relevant customer balances attributable to the Australia business segment was £40.0m (AUD69.1m) (2016: £39.8m (AUD68.0m)) and the combined cash and cash equivalent balances held by Sportsbet at that date totalled £107.6m (AUD186.1m) (2016: £50.9m (AUD86.8m)). In addition, the Group holds cash amounts totalling £35.4m (2016: £25.0m) in respect of customer funds that are not held on trust in The Sporting Exchange (Clients) Limited in accordance with local regulations. Customer funds that are not held on trust are matched by liabilities of an equal value.

The Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group. The Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

As mentioned in Note 22, borrowings under the RCF are unsecured but are guaranteed by the Company and certain of its operating subsidiaries.

(b) Contingent liabilities

The Group operates in an uncertain marketplace where many governments are either introducing or contemplating new regulatory or fiscal arrangements.

The Board monitors legal and regulatory developments and their potential impact on the business, however given the lack of a harmonised regulatory environment, the value and timing of any obligations in this regard are subject to a high degree of uncertainty and cannot always be reliably predicted.

(c) Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred was as follows:

	31 December	31 December
	2017	2016
	£m	£m
Property, plant and equipment	0.3	3.9
Intangible assets	0.6	–
Total	0.9	3.9

(d) Operating leases

The Group leases various licensed betting and other offices under operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The leases have, on average, approximately five years left to run (if the Group was to exercise available break options), with a right of renewal after that date. Lease rentals are typically reviewed every five years to reflect market rental rates or changes in general inflation rates.

At 31 December 2017 and 2016, the future minimum rentals payable under non-cancellable operating leases on properties were as follows:

	31 December	31 December
	2017	2016
	£m	£m
Within one year	36.7	32.6
Between two and five years	105.7	100.1
After five years	43.2	52.7
Total	185.6	185.4

The Group has a small number of shop properties that are sublet. Sublease payments of £0.5m (2016: £0.4m) are expected to be received during the year ended 31 December 2018.

During 2017, an amount of £34.4m was recognised in profit or loss in respect of operating leases (2016: £33.3m). Contingent rent expense in profit or loss amounted to a credit of £0.6m (2016: credit of £0.5m). Sublease income (netted against operating lease expense on the basis of immateriality) amounted to £0.5m in 2017 (2016: £0.4m).

Operating leases for licensed betting and other offices are entered into as combined leases of land and buildings. Since the title to the land does not pass, the rent paid to the landlord of the building is increased to market rent at regular intervals and the Group does not participate in the residual value of the building, it was determined that substantially all the risks and rewards of the offices are with the landlord. As such, the Group has determined that the leases are operating leases.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-142

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

31. Related parties

The principal related party transactions requiring disclosure under IAS 24 Related Party Transactions relate to the existence of subsidiaries and transactions with these entities entered into by the Group, transactions with Directors and the identification and compensation of key management personnel.

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A listing of the material subsidiaries is provided in Note 32. Transactions to and from subsidiaries have been eliminated in the preparation of the consolidated financial statements.

Transactions with Directors

There were no loans outstanding to any Director at any time during the year. Details of Directors’ remuneration, interests in share awards and share options are set out on pages 72 to 92. Other related party transactions between the Group and the Directors, all of which were conducted on an arm’s length basis and on normal commercial terms, are set out below.

•	Pádraig Ó Ríordáin is a Partner in Arthur Cox. During the year ended 31 December 2017, the Group incurred fees of €86,300 (2016: €2,149,699) relating to legal and taxation advice received from Arthur Cox.

Transactions with key management personnel, comprising Executive Directors, Non-Executive Directors and other members of the Group’s Executive Committee

Key management personnel compensation is as follows:

	2017	2016
	£m	£m
Short-term employee benefits	5.9	6.3
Non-Executive Directors’ fees	1.0	0.9
Post-employment benefits	0.4	0.3
Payments for loss of office	–	3.0
Share-based payments costs	7.2	7.6
Total	14.5	18.1

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-143

32. Group entities

The Company had the following 100% subsidiary undertakings carrying on businesses which materially affect the profits and assets of the Group at 31 December 2017:

	Equity interest at
	31 December	Country of
Name	2017	incorporation	Activity	Registered office
Power Leisure Bookmakers Limited[1]	100%	England and Wales	Bookmaker and provision of	Waterfront, Hammersmith Embankment,
			support services	Chancellors Road, London, W6 9HP
Betfair Group Limited[1]	100%	England and Wales	Holding company	Waterfront, Hammersmith Embankment,
				Chancellors Road, London, W6 9HP
Betfair Limited	100%	England and Wales	Provision of support services	Waterfront, Hammersmith Embankment,
				Chancellors Road, London, W6 9HP
TSE Holdings Limited	100%	England and Wales	Holding company	Waterfront, Hammersmith Embankment,
				Chancellors Road, London, W6 9HP
Tradefair Spreads Limited[2]	99.8%	England and Wales	Spread betting services	Waterfront, Hammersmith Embankment,
				Chancellors Road, London, W6 9HP
TSE Data Processing Limited	100%	Ireland	Provision of support services	Power Tower, Belfield Office Park, Beechill
				Road, Dublin 4, D04V972
D McGranaghan Limited	100%	Northern Ireland	Bookmaker	Victoria House, Gloucester Street, Belfast,
				BT1 4LS
CT Networks Limited	100%	Isle of Man	Games developer	Merchants House, 24 North Quay, Douglas,
				Isle of Man, IM1 4LE
Paddy Power Services Limited	100%	Alderney	Online gaming	Inchalla, Le Val, Alderney, Channel Islands,
				GY9 3UL
Paddy Power Holdings Limited[1]	100%	Isle of Man	Holding company	Merchants House, 24 North Quay, Douglas,
				Isle of Man, IM1 4LE
Sportsbet Pty Limited	100%	Australia	Online sports betting	Level 17, 367 Collins Street, Melbourne,
				Victoria 3000
Paddy Power Australia Pty Limited	100%	Australia	Holding company	Level 17, 367 Collins Street, Melbourne,
				Victoria 3000

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-144

	Equity interest at
	31 December	Country of
Name	2017	incorporation	Activity	Registered office
Betfair Italia S.R.L.	100%	Italy	Online sports betting and	Palazzo Cova, Via Carducci 36, 20123, Milan
			gaming
TSED Unipessoal LDA	100%	Portugal	R&D activities	Avenida de Camilo 72, 4300-095 Porto
Betfair Casino Limited	100%	Malta	Online gaming	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
PPB Entertainment Limited	100%	Malta	Online gaming	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
PPB Counterparty Services Limited	100%	Malta	Online sports betting	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
Betfair International Plc	100%	Malta	Online sports betting and	Triq il-Kappillan Mifsud, Santa Venera,
			gaming	SVR1851
Betfair Holding (Malta) Limited	100%	Malta	Holding company	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
Polco Limited	100%	Malta	Online sports betting	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
TSE (Malta) LP	100%	Gibraltar	Online sports betting	57/63 Line Wall Road
PPB Games Limited	100%	Malta	Online gaming	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
Betfair Romania Development S.R.L.	100%	Romania	R&D activities	Cladirea The Office, B-dul 21 Decembrie 1989,
				Nr.77, Corp A, Etaj 4, Cluj-Napoca, 400604
Betfair Interactive US LLC	100%	USA	Online gaming	Suite 2650, 525 Washington Boulevard,
				Jersey City, NJ 07310
ODS Technologies LP	100%	USA	Horse racing broadcaster and	2711 Centerville Road, Suite 400, Wilmington,
			betting network	DE 19808
HRTV LLC	100%	USA	Horse racing broadcaster and	2711 Centerville Road, Suite 400, Wilmington,
			betting network	DE 19808
Betfair US LLC	100%	USA	Online sports betting	2711 Centerville Road, Suite 400, Wilmington,
				DE 19808
StarStreet, LLC	100%	USA	Fantasy sports betting	40 West 28th Street, Floor 2, New York,
				NY 10001

1.	These companies are held directly by Paddy Power Betfair plc.

2.	Non-controlling interest of 0.2% exists in relation to Tradefair Spreads Limited. The value of the non-controlling interest was less than £0.1m at 31 December 2017.

All subsidiary undertakings have been included in the Group consolidated financial statements.

In addition to the above subsidiary undertakings, the Group utilises an employee trust, The Paddy Power Betfair plc Employee Benefit Trust, with a registered address at 12 Castle Street, St Helier, Jersey, JE2 3RT, and which holds shares under the share award schemes.

33. Events after the reporting date

Dividend

In respect of the current year, the Directors propose that a final dividend of 135.0 pence per share will be paid to shareholders on 29 May 2018. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the register of members on 13 April 2018. The total estimated dividend to be paid amounts to £114m.

Disposal of LMAX Limited

In February 2018, the Group disposed of its remaining 31.4% non-controlling interest in LMAX Limited for cash consideration amounting to £21.9m to the existing majority LMAX shareholders. The difference between the cash consideration and the fair value of the asset at the reporting date will be recognised in the consolidated income statement in 2018.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-145

COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2017

		31 December	31 December
		2017	2016
	Note	€m	€m
Assets
Property, plant and equipment	5	40.3	40.0
Intangible assets	6	0.5	0.7
Goodwill	7	19.2	18.9
Financial assets	8	5,646.2	5,620.9
Trade and other receivables	10	213.4	204.3
Deferred tax assets	12	0.1	0.2
Total non-current assets		5,919.7	5,885.0

Current assets
Trade and other receivables	10	326.3	328.6
Cash and cash equivalents	11	27.2	14.1
Total current assets		353.5	342.7

Total assets		6,273.2	6,227.7

Equity
Issued share capital and share premium		627.0	620.5
Capital redemption reserve fund	13	1.8	1.8
Capital conversion reserve fund	13	0.3	0.3
Treasury shares	13	(5.4)	(5.4)
Shares held by employee benefit trust	13	(20.8)	(40.9)
Share-based payment reserve		52.3	42.3
Retained earnings		4,921.3	5,064.7
Shareholders’ funds – all equity interests		5,576.5	5,683.3

Liabilities
Trade and other payables	15	621.8	288.4
Derivative financial liabilities	15	1.9	3.2
Borrowings	16	–	0.2
Total current liabilities		623.7	291.8

Trade and other payables	15	0.4	3.1
Derivative financial liabilities	15	2.6	–
Borrowings	16	70.0	249.5
Total non-current liabilities		73.0	252.6

Total liabilities		696.7	544.4

Total equity and liabilities		6,273.2	6,227.7

Notes 1 to 25 on pages 160 to 176 form an integral part of these financial statements.

On behalf of the Board

Peter Jackson Chief Executive Officer	Alex Gersh Chief Financial Officer

7 March 2018

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-146

COMPANY STATEMENT OF CASH FLOWS

YEAR ENDED 31 DECEMBER 2017

		2017	2016
	Note	€m	€m
Cash flows from operating activities
Profit for the year – all attributable to equity holders of the Company		28.1	63.1
Tax expense		6.5	5.1
Dividends from subsidiaries		–	(73.8)
Financial income		–	(0.2)
Financial expense		2.4	3.6
Depreciation and amortisation		8.0	7.3
Employee equity-settled share-based payments expense		0.4	1.9
Foreign currency exchange loss/(gain)		19.1	(13.2)
Cash from operations before changes in working capital		64.5	(6.2)
(Increase)/decrease in trade and other receivables		(5.6)	47.5
Increase in trade, other payables and provisions		320.3	17.4
Cash generated from operations		379.2	58.7
Tax paid		(7.4)	(6.7)
Net cash from operating activities		371.8	52.0

Purchase of property, plant and equipment	5	(8.1)	(8.6)
Purchase of intangible assets	6	–	(0.4)
Purchase of businesses, net of cash acquired	9	(0.2)	(0.2)
Payment of contingent deferred consideration	9	–	(0.5)
Dividends from subsidiaries		–	73.8
Interest received		–	0.2
Net cash (used in)/from investing activities		(8.3)	64.3

Proceeds from the issue of new shares		6.5	3.0
Purchase of shares by employee benefit trust		(2.8)	–
Dividends paid	14	(171.4)	(179.6)
Net amounts (repaid)/drawn down on borrowings facility	16	(180.0)	55.0
Interest paid		(2.4)	(3.4)
Net cash used in financing activities		(350.1)	(125.0)

Net increase/(decrease) in cash and cash equivalents		13.4	(8.7)

Cash and cash equivalents at start of year		14.1	20.7
Foreign currency exchange (loss)/gain on cash and cash equivalents		(0.3)	2.1
Cash and cash equivalents at end of year	11	27.2	14.1

Notes 1 to 25 on pages 160 to 176 form an integral part of these financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-147

COMPANY STATEMENT OF CHANGES IN EQUITY

YEAR ENDED 31 DECEMBER 2017

	Attributable to equity holders of the Company (see Note 13)
		Issued
	Number of	share	Capital	Capital		Shares	Share-
	ordinary	capital	redemption	conversion		held by	based
	shares in	and share	reserve	reserve	Treasury	employee	payment	Retained	Total
	issue	premium	fund	fund	shares	benefit trust	reserve	earnings	equity
	millions	€m	€m	€m	€m	€m	€m	€m	€m
Balance at 1 January 2017	86.0	620.5	1.8	0.3	(5.4)	(40.9)	42.3	5,064.7	5,683.3

Profit for the year	–	–	–	–	–	–	–	28.1	28.1

Shares issued (Note 13)	0.5	6.5	–	–	–	–	–	–	6.5
Own shares acquired by employee benefit trust (Note 13)	–	–	–	–	–	(2.8)	–	–	(2.8)
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	29.4	–	29.4
Equity-settled transactions – vestings	–	–	–	–	–	22.9	(18.4)	(1.1)	3.4
Transfer to retained earnings on exercise of share options (Note 13)	–	–	–	–	–	–	(1.0)	1.0	–
Dividends to shareholders (Note 14)	–	–	–	–	–	–	–	(171.4)	(171.4)
Total contributions by and distributions to owners of the Company	0.5	6.5	–	–	–	20.1	10.0	(171.5)	(134.9)
Balance at 31 December 2017	86.5	627.0	1.8	0.3	(5.4)	(20.8)	52.3	4,921.3	5,576.5

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-148

COMPANY STATEMENT OF CHANGES IN EQUITY

YEAR ENDED 31 DECEMBER 2016

	Attributable to equity holders of the Company (see Note 13)
		Issued
	Number of	share	Capital	Capital		Shares	Share-
	ordinary	capital	redemption	conversion		held by	based
	shares in	and share	reserve	reserve	Treasury	employee	payment	Retained	Total
	issue	premium	fund	fund	shares	benefit trust	reserve	earnings	equity
	millions	€m	€m	€m	€m	€m	€m	€m	€m
Balance at 1 January 2016	46.0	6.8	1.8	0.3	(5.4)	(63.1)	32.7	277.6	250.7

Profit for the year	–	–	–	–	–	–	–	63.1	63.1

Shares issued (Note 13)	0.4	3.0	–	–	–	–	–	–	3.0
Shares issued as consideration for acquisition of Betfair Group plc (Note 13)	39.6	5,510.7	–	–	–	–	–	–	5,510.7
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	34.7	–	34.7
Equity-settled transactions – vestings	–	–	–	–	–	22.2	(23.7)	2.4	0.9
Transfer to retained earnings on exercise of share options (Note 13)	–	–	–	–	–	–	(1.4)	1.4	–
Tax on share-based payments	–	–	–	–	–	–	–	(0.2)	(0.2)
Dividends to shareholders (Note 14)	–	–	–	–	–	–	–	(179.6)	(179.6)
Share premium cancellation (Note 13)	–	(4,900.0)	–	–	–	–	–	4,900.0	–
Total contributions by and distributions to owners of the Company	40.0	613.7	–	–	–	22.2	9.6	4,724.0	5,369.5
Balance at 31 December 2016	86.0	620.5	1.8	0.3	(5.4)	(40.9)	42.3	5,064.7	5,683.3

Notes 1 to 25 on pages 160 to 176 form an integral part of these financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-149

NOTES TO THE COMPANY FINANCIAL STATEMENTS

1. Basis of preparation and summary of significant accounting policies

The financial statements of the Company for the financial year ending 31 December 2017 have been prepared in euro, the Company’s functional currency, rounded to the nearest million. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

As permitted by section 304 of the Companies Act 2014, no separate profit and loss account is presented in respect of the Company. The Company recorded a profit for the year of €28.1m (2016: €63.1m), which includes dividends receivable from subsidiary companies amounting to €Nil (2016: €73.8m).

Revenue

The services provided by the Company comprise sports betting and business-to-business services as well as services provided to other group companies. Revenue is stated exclusive of value-added tax. The costs of customer promotions (including free bets) and bonuses are deducted from revenue.

The Company’s activities, with the exception of business-to-business services and services to other group companies on which fees are earned, are classified as derivative financial instruments.

Revenue from betting activities represents the net gain or loss from betting activities in the period plus the gain or loss on the revaluation of open positions at period end, and is stated net of the cost of customer promotions and bonuses incurred in the period.

These derivatives are recognised initially at fair value and subsequently at fair value through profit or loss, within the income line as this represents the Company’s principal activity. Commission and other fee income earned is also recorded within revenue.

Revenue from business-to-business services and services to other group companies represents fees charged for the services provided in the period.

Financial assets

Interests in subsidiary undertakings are stated in the Company statement of financial position as financial assets, at cost less, where necessary, provisions for impairment.

Included within financial assets are capital contributions representing share-based payment awards made to employees of certain of the Company’s subsidiaries.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the sites on which they are located. Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within the income statement.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment on a straight line basis over their useful lives, as follows:

Land	Not depreciated
Buildings: Freehold	50 years
Buildings: Leasehold improvements	Unexpired term of the lease, except for leases with an initial term of ten or less years, which are depreciated over the unexpired term of the lease plus the renewal length of the lease if there is an unconditional right of renewal
Fixtures and fittings	3 – 7 years
Computer equipment	3 – 5 years

Assets in the process of construction are stated at cost less impairment losses. Depreciation of these assets begins when the assets are ready for their intended use.

The residual value of property, plant and equipment, if not insignificant, is reassessed annually.

Intangible assets

Intangible assets, principally comprising licences and computer software, are capitalised at cost and amortised over their estimated useful economic lives on a straight line basis.

Licences comprise the costs of acquiring retail bookmaking licences, the rents incurred in respect of the period prior to each shop opening for business (as the existence of a premises is a pre-requisite for obtaining such licences) and licences for electronic point of sale (“EPOS”) system software.

Computer software includes the costs incurred in acquiring and bringing specific software programs into use. Maintenance costs relating to computer software programs are expensed to the income statement when incurred.

The estimated useful economic lives of intangible assets, according to which amortisation is calculated, are as follows:

Licences	2 – 20 years
Computer software	2 – 5 years

Goodwill

Acquisitions of subsidiaries are accounted for using the acquisition method. The value of acquisition is measured at the date of purchase and represents the aggregate of the fair values of assets given, liabilities incurred or assumed and any equity instruments issued by the Group in exchange for control of the acquiree and fair value of previously held equity interests. The identifiable assets and liabilities of the acquiree are recognised at their fair values at the date of acquisition.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-150

Goodwill recognised under Irish Generally Accepted Accounting Practice (“GAAP”) prior to the date of transition to IFRS is stated at net book value as at the transition date. Goodwill recognised subsequent to 1 January 2014, representing the excess of purchase consideration over the fair value of net identifiable assets acquired defined in accordance with IFRS, is capitalised. Goodwill is initially recognised as an asset at cost and is thereafter measured at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually. Any impairment in the value of goodwill is dealt with in the income statement in the period in which it arises. Goodwill is recognised only when control of the acquiree is initially achieved. Following the acquisition of control, no goodwill is recognised on subsequent purchases of equity interests in the acquiree and instead the difference between the cost of such acquisitions and the fair values of the relevant net assets acquired is dealt with through retained earnings.

Costs relating to the acquisition of businesses that occurred since 1 January 2014 are expensed to the income statement when incurred. Costs relating to the acquisition of non-controlling interests are recognised directly in retained earnings.

Amounts payable in respect of deferred contingent consideration are recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognised in the income statement.

Impairment

Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event has had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy and the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment. The Company considers evidence of impairment at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives (such as certain licences and brands) or that are not yet available for use, the recoverable amount is estimated each year at the same time. The recoverable amount of an asset or cash generating unit is the greater of its value-in-use and its fair value less costs to sell. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating unit”, or “CGU”). Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro-rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-151

NOTES TO THE COMPANY FINANCIAL STATEMENTS

CONTINUED

1. Basis of preparation and summary of significant accounting policies (continued)

Other non-derivative financial instruments

Other non-derivative financial instruments comprise cash and cash equivalents, deposits, trade and other receivables and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Company’s contractual right to the cash flows from the financial assets expire or if the Company transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e. the date that the Company commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Company’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents for the purpose of the statement of cash flows comprise cash and call deposits with an original maturity of three months or less.

Deposits represent term deposits with an original maturity of greater than three months. In accordance with IAS 7, ‘Statement of Cash Flows’, these deposits do not qualify as a cash equivalent for the purposes of the statement of cash flows as the maturity is greater than three months from the date of the original deposit.

Subsequent to initial recognition, cash and cash equivalents, deposits and trade and other payables are measured at amortised cost.

Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated impaired losses.

Derivative financial instruments

The Company holds certain derivative financial instruments which are initially recognised at fair value.

Sports betting open positions

Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by the Company on initial recognition as financial liabilities at fair value through profit or loss.

Borrowings

Borrowings are recorded at the fair value of the proceeds received, net of any directly attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortised cost using the effective interest method.

Leases

Operating lease rentals payable are recognised as an expense in the income statement on a straight line basis over the lease term unless another systematic basis is more appropriate.

Employee benefits

Pensions

The Company operates a number of defined contribution schemes under which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions are recognised as an expense in the income statement as the obligation falls due. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

Share-based payments

The Company operates equity-settled long term and medium term incentive plans for selected senior executives and other key management under which they are conditionally awarded shares which vest upon the achievement of predetermined earnings targets and / or future service periods. The fair value is measured at the award grant date and is spread over the period during which the employees become unconditionally entitled to the shares with a corresponding increase in the share-based payment reserve in equity. The fair value of the shares conditionally granted is measured using the market price of the shares at the time of grant.

The Company operates an equity-settled share save scheme (“SAYE”) for employees under which employees acquire options over Company shares at a discounted price subject to the completion of a savings contract. The fair value of share options granted is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

The Company has operated equity-settled share option schemes for employees under which employees acquired options over Company shares. The fair value of share options granted is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-152

Tax

Tax in the income statement comprises current and deferred tax. Tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in other comprehensive income or directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous year.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to apply to temporary differences when they reverse, based on laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied by the same taxation authority.

In determining the current and deferred tax the Company considers the impact of uncertain tax positions and whether additional taxes or interest may be due. Uncertainties reviewed by the Company including those regarding transfer pricing policies in place and interpretation of tax laws internationally have been measured using the best estimate of the likely outcome. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made. Management uses in-house tax experts, professional firms and previous experience when assessing tax risks and the Company believes that the accrual for tax liabilities at 31 December 2017 is adequate for all uncertain tax positions based on its assessment of the range of factors outlined above.

Foreign currency transactions

Transactions in foreign currencies are translated at the relevant foreign exchange rate ruling at the date of the transaction. Non-monetary assets that are carried at historical cost are not subsequently retranslated. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into euro at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or, in the case of the interim dividend, when it has been approved by the Board of Directors and paid. Dividends declared after the reporting date are disclosed in Note 33 to the consolidated financial statements.

2. Employee expenses and numbers

	2017	2016
	€m	€m
Wages and salaries	37.0	39.5
Social security costs	3.8	4.5
Defined contribution pension and life assurance costs	0.4	0.4
Share-based payments expense (see below)	0.4	1.9
Other staff costs	1.3	1.3
Total	42.9	47.6
The average number of persons employed by the Company (including Executive Directors), all of whom were involved in the provision of betting services, during the year was	1,401	1,378

Details of the remuneration of Directors are set out on pages 72 to 92 of the Directors’ Remuneration Report.

Summary of share-based payments expense

The share-based payments expense in the profit and loss account in respect of the Company’s share schemes is comprised as follows:

	2017	2016
	€m	€m
The Paddy Power plc Sharesave Scheme	0.1	0.2
The Paddy Power Long Term Incentive Plan (“LTIP”)	–	1.7
The Paddy Power Betfair plc Sharesave Scheme	0.3	–
Total	0.4	1.9

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-153

NOTES TO THE COMPANY FINANCIAL STATEMENTS

CONTINUED

2. Employee expenses and numbers (continued)

Summary of options outstanding to employees of the Company

The total number of options outstanding at 31 December 2017 was 69,767 (2016: 81,008). These options had exercise prices ranging from €27.79 to €75.21 (2016: €19.87 to €75.21).

	Options				Options
	outstanding	Options	Options	Options	outstanding
	at	granted	lapsed	exercised	at
	1 January	during	during	during	31 December
For the year ended 31 December 2017:	2017	year	year	year	2017
The Paddy Power plc Sharesave Scheme	53,314	–	(2,318)	(30,340)	20,656
The Paddy Power Betfair plc Sharesave Scheme	27,694	31,707	(10,290)	–	49,111
Total	81,008	31,707	(12,608)	(30,340)	69,767

	Options				Options
	outstanding	Options	Options	Options	outstanding
	at	granted	lapsed	exercised	at
	1 January	during	during	during	31 December
For the year ended 31 December 2016:	2016	year	year	year	2016
The Paddy Power plc Sharesave Scheme	66,123	–	(2,513)	(10,296)	53,314
The Paddy Power Betfair plc Sharesave Scheme	–	27,694	–	–	27,694
Total	66,123	27,694	(2,513)	(10,296)	81,008

Summary of share awards outstanding under the Paddy Power Long Term Incentive Plan

The total number of share awards outstanding at 31 December 2017 was 4,753 (2016: 50,640). The movements in share awards during the years ended 31 December 2017 and 2016 (excluding related dividends awarded as shares) were as follows:

	Share
	awards	Share	Share	Share	Share awards
	outstanding	awards	awards	awards	outstanding
	at	granted	lapsed	vested	at
	1 January	during	during	during	31 December
For the year ended 31 December 2017:	2017	year	year	year	2017
2013 LTIP scheme	50,640	–	–	(45,887)	4,753

	Share
	awards	Share	Share	Share
	outstanding	awards	awards	awards	Share awards
	at	granted	lapsed	vested	outstanding at
	1 January	during	during	during	31 December
For the year ended 31 December 2016:	2016	year	year	year	2016
2004 LTIP scheme	21,475	–	(15,174)	(6,301)	–
2013 LTIP scheme	172,228	–	(8,802)	(112,786)	50,640
Total	193,703	–	(23,976)	(119,087)	50,640

3. Financial income and expense

	2017	2016
	€m	€m
Recognised in profit or loss:

Financial income:
On financial assets at amortised cost
Interest income on short term bank deposits	–	0.2

Financial expense:
On financial liabilities at amortised cost
Interest on borrowings, bank guarantees and bank facilities, and other interest payable	2.4	3.6

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-154

4. Statutory information

	2017	2016
	€m	€m
Auditor’s remuneration	0.5	0.6
Depreciation of property, plant and equipment	7.8	7.1
Amortisation of intangible assets	0.2	0.4
Foreign currency exchange loss/(gain) – monetary items	19.1	(13.2)
Operating lease rentals, principally premises	10.1	10.1
Operating lease income (representing sub lease income)	0.2	0.1

The Auditor’s remuneration of €0.5m (2016: €0.6m) relates to the audit of Group and subsidiary financial statements. It comprises €0.1m (2016: €0.1m) for the audit of the Company. Further details on Auditor’s remuneration is disclosed in Note 7 to the consolidated financial statements.

Auditor remuneration to Company External Auditor (KPMG LLP)

In accordance with the requirements of Regulation 120 of Statutory Instrument 220/2010, ‘European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010’, the Auditor’s remuneration figures presented below represent fees paid to KPMG LLP only and are exclusive of value-added tax. Audit relates to the audit of the Company financial statements only. Audit fees borne by the Company in relation to the audit by KPMG LLP of the Group and subsidiary companies are classified as other assurance services.

	2017	2016
	€m	€m
Audit	0.1	0.1
Other assurance services	0.4	0.6
Tax advisory services	–	0.2
Total	0.5	0.9

Other assurance services includes €0.3m (2016: €0.4m) in respect of fees incurred by the Company for the audit of the Group financial statements, €0.1m (2016: €0.1m) in respect of fees relating to the audit of subsidiary companies which have been borne by the Company and €Nil (2016: €0.1m) in respect of fees for other miscellaneous assurance work.

5. Property, plant and equipment

	Land,
	buildings
	and
	leasehold	Fixtures and	Computer
	improvements	fittings	equipment	Total
	€m	€m	€m	€m
Cost
Balance at 1 January 2016	43.1	71.1	9.3	123.5
Additions (including business combinations)	0.4	6.7	1.5	8.6
Disposals	–	(1.0)	–	(1.0)
Balance at 31 December 2016	43.5	76.8	10.8	131.1
Additions (including business combinations)	0.3	5.7	2.1	8.1
Disposals	(0.1)	–	–	(0.1)
Balance at 31 December 2017	43.7	82.5	12.9	139.1

Depreciation
Balance at 1 January 2016	22.6	55.4	7.0	85.0
Depreciation charges	1.7	4.3	1.1	7.1
Disposals	–	(1.0)	–	(1.0)
Balance at 31 December 2016	24.3	58.7	8.1	91.1
Depreciation charges	1.7	4.9	1.2	7.8
Disposals	(0.1)	–	–	(0.1)
Balance at 31 December 2017	25.9	63.6	9.3	98.8

Net book value
At 31 December 2017	17.8	18.9	3.6	40.3
At 31 December 2016	19.2	18.1	2.7	40.0

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-155

NOTES TO THE COMPANY FINANCIAL STATEMENTS

CONTINUED

5. Property, plant and equipment (continued)

The net book value of land, buildings and leasehold improvements at 31 December 2017 includes €13.2m (2016: €14.5m) in respect of leasehold improvements.

The Directors do not consider the remaining useful lives of property, plant and equipment to be materially different from the period over which the assets are being depreciated.

6. Intangible assets

The movements during the prior year and current year in respect of intangible assets, which comprise licences and computer software, were as follows:

		Computer
	Licences	software	Total
	€m	€m	€m
Cost
Balance at 1 January 2016	1.5	4.2	5.7
Additions	–	0.4	0.4
Balance at 31 December 2016	1.5	4.6	6.1
Balance at 31 December 2017	1.5	4.6	6.1

Amortisation
Balance at 1 January 2016	1.5	3.5	5.0
Amortisation charges	–	0.4	0.4
Balance at 31 December 2016	1.5	3.9	5.4
Amortisation charges	–	0.2	0.2
Balance at 31 December 2017	1.5	4.1	5.6

Net book value
At 31 December 2017	–	0.5	0.5
At 31 December 2016	–	0.7	0.7

7. Goodwill

€m
Balance at 1 January 2016	18.7
Arising on acquisitions during the year (Note 9)	0.2
Balance at 31 December 2016	18.9
Arising on acquisitions during the year (Note 9)	0.3
Balance at 31 December 2017	19.2

The goodwill balance as at 1 January 2017 arose from the assets acquired as part of the amalgamation of three bookmaking businesses to form Paddy Power plc in 1988 and subsequent acquisitions of licenced bookmaking shops in Ireland. Additional goodwill in 2017 arose on the acquisition of three licenced bookmaking shops in Ireland. The goodwill balance as at 31 December 2017 is attributable to the Irish Retail cash generating unit, being the lowest level of asset for which there are separately identifiable cash flows (see Note 12 to the consolidated financial statements).

The accumulated amortisation balance at 31 December 2017 is €4.6m (2016: €4.6m). Under IFRS, goodwill is not amortised but is instead tested for impairment annually. The most recent test for impairment was performed at 31 December 2017 and is detailed in Note 12 to the consolidated financial statements.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-156

8. Financial assets

	Unlisted
	investments
	in
	subsidiary	Capital
	companies	contributions	Total
	€m	€m	€m
Balance at 1 January 2016	0.3	78.3	78.6
Share-based payments	–	31.6	31.6
Investment in Betfair Group Limited	5,510.7	–	5,510.7
Balance at 31 December 2016	5,511.0	109.9	5,620.9
Share-based payments	–	25.3	25.3
Balance at 31 December 2017	5,511.0	135.2	5,646.2

As described in Note 13 to the consolidated financial statements, on 2 February 2016, the Company completed an all-share merger with Betfair Group plc (the “Merger”) resulting in Paddy Power plc shareholders owning 52% and Betfair Group plc shareholders owning 48% of Paddy Power Betfair plc (previously Paddy Power plc) (the “Company”, together with its subsidiaries, the “Group”), on a fully diluted basis taking into account existing share options and award schemes for both companies as at the date of the Rule 2.7 announcement in relation to the agreement of the terms of the Merger (8 September 2015). Post-merger, the Company is the Ultimate Parent of Betfair Group Limited (previously Betfair Group plc).

In the opinion of the Directors, the value to the Company of the unlisted investments in and capital contributions to subsidiary companies at 31 December 2017 is not less than the carrying amount of €5,646.2m (2016: €5,620.9m). The Company’s principal subsidiaries are listed in Note 32 to the consolidated financial statements.

Capital contributions represent amounts included in the Company’s share-based payment reserve relating to share-based payment awards made to employees of certain of the Company’s subsidiary undertakings.

9. Business combinations

Year ended 31 December 2017

Shop property business acquisitions

In 2017, the Company, in the absence of available comparable sites for organic shop openings, acquired three licensed bookmaking shops in Ireland.

Goodwill arising on the acquisitions amounted to €0.3m. Property, plant and equipment acquired amounted to €0.1m. The consideration was comprised of €0.2m cash consideration and €0.2m contingent deferred consideration.

The principal factors contributing to the Irish Retail goodwill balance are the well-established nature of the acquired shops within the location in which they operate and the potential synergies, rebranding opportunities and operational efficiencies achievable for the acquired shops within the Paddy Power Betfair group.

Information in respect of revenue, operating profit and cash flows for the acquired businesses in respect of the period from acquisition and for the year ended 31 December 2017 has not been presented on the basis of immateriality.

Contingent deferred consideration is payable to the vendors by reference to the acquired businesses’ performance against agreed financial targets for the 12 months following the date of acquisition.

During 2017, the Company did not settle any deferred consideration liabilities in relation to prior years’ acquisitions.

Year ended 31 December 2016

Shop property business acquisitions

In 2016, the Company, in the absence of available comparable sites for organic shop openings, acquired one licensed bookmaking shop in Ireland.

Goodwill arising on the acquisition amounted to €0.2m. Property, plant and equipment acquired amounted to €0.1m. The consideration was comprised of €0.2m cash consideration and €0.1m contingent deferred consideration.

The principal factors contributing to the Irish Retail goodwill balance are the well-established nature of the acquired shops within the location in which they operate and the potential synergies, rebranding opportunities and operational efficiencies achievable for the acquired shops within the Paddy Power Betfair group.

Information in respect of revenue, operating profit and cash flows for the acquired business in respect of the period from acquisition and for the year ended 31 December 2016 has not been presented on the basis of immateriality.

Contingent deferred consideration is payable to the vendors by reference to the acquired businesses’ performance against agreed financial targets for the 12 months following the date of acquisition.

During 2016, the Company settled deferred consideration liabilities of €0.5m in relation to prior years’ acquisitions.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-157

NOTES TO THE COMPANY FINANCIAL STATEMENTS

CONTINUED

10. Trade and other receivables and derivative financial assets

Non-current assets

	31 December	31 December
	2017	2016
	€m	€m
Trade and other receivables
Amounts owed by fellow Group companies	213.4	204.3

The Company has provided a long term loan to a subsidiary company.

Current assets

	31 December	31 December
	2017	2016
	€m	€m
Trade and other receivables
Prepayments and accrued income	5.3	5.4
Amounts owed by fellow Group companies	319.9	323.2
Corporation tax receivable	1.1	–
Total	326.3	328.6

Amounts owed by fellow Group companies are unsecured, interest free and repayable on demand.

11. Cash and cash equivalents

There was no cash on deposit at 31 December 2017 and 31 December 2016.

Cash and cash equivalents are analysed by currency as follows:

	31 December	31 December
	2017	2016
	€m	€m
GBP	1.0	2.2
EUR	25.2	11.2
AUD	0.5	0.1
USD	0.1	0.2
Other	0.4	0.4
Total	27.2	14.1

12. Deferred tax assets

Deferred tax is attributable to the following:

	31 December	31 December
	2017	2016
	€m	€m
Property, plant and equipment	0.1	0.1
Employee benefits	–	0.1
Net asset	0.1	0.2

Movement in temporary differences during the year

	2017	2016
	€m	€m
Balance at 1 January	0.2	0.4
Recognised in income	(0.1)	–
Recognised directly in equity	–	(0.2)
Balance at 31 December	0.1	0.2

All of the above deferred tax balances are in respect of Irish corporation tax.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-158

13. Share capital and reserves

The total authorised share capital of the Company comprises 150,000,000 ordinary shares of €0.09 each (2016: 150,000,000 ordinary shares of €0.09 each). All issued share capital is fully paid. The holders of ordinary shares are entitled to vote at general meetings of the Company on a one vote per share held basis. Ordinary shareholders are also entitled to receive dividends as may be declared by the Company from time to time.

The movement in the number of issued ordinary shares during the year was as follows:

During the year ended 31 December 2017, 560,732 ordinary shares (2016: 318,523) were issued as a result of the exercise of share options under employee share schemes, giving rise to a share premium of €6.5m (2016 €3.0m).

On 2 February 2016, the Company (previously Paddy Power plc) completed an all-share merger with Betfair Group plc (the “Merger”). The Merger resulted in the holders of Paddy Power plc shares owning 52% of the Company, and the holders of Betfair Group plc shares owning 48% of the Company, on a fully diluted basis taking into account existing share options and award schemes for both companies as at the date of the Rule 2.7 announcement in relation to the agreement of the terms of the Merger (8 September 2015).

Under the terms of the Merger, holders of Betfair Group plc shares received 0.4254 ordinary shares of €0.09 each (“ordinary shares”) in the Company in exchange for each Betfair Group plc ordinary share of 0.095 pence each. The Company issued 39,590,574 ordinary shares in exchange for 93,066,700 shares in Betfair Group plc giving rise to a share premium of €5.5bn.

In 2016, following shareholder approval at an Extraordinary General Meeting on 21 December 2015 and court approval on 28 April 2016, the Company cancelled a portion of its share premium account transferring €4.9bn to the retained earnings account within reserves.

A total of 225,000 ordinary shares were held in treasury as of 31 December 2017 (31 December 2016: 225,000). All rights (including voting rights and the right to receive dividends) in the shares held in treasury are suspended until such time as the shares are reissued. The Company’s distributable reserves are restricted by the value of the treasury shares, which amounted to €5.4m as of 31 December 2017 (31 December 2016: €5.4m).

At 31 December 2017, the Company held a further 200,973 (2016: 478,392) of its own shares, which were acquired at a total cost of €20.8m (2016: €40.9m), in respect of potential future awards relating to the Group’s employee share plans (see Note 18 to the consolidated financial statements). The Company’s distributable reserves at 31 December 2017 are restricted by this cost amount. In the year ended 31 December 2017, the EBT purchased 29,342 (2016: Nil) Paddy Power Betfair plc ordinary shares for a total consideration of €2.8m. In 2017, 306,761 shares with an original cost of €22.9m (2016: 396,498 shares with an original cost of €22.2m) were transferred from the EBT to the beneficiaries of the EBT.

The capital redemption reserve fund of €1.8m (2016: €1.8m) relates to the nominal value of shares in the Company acquired by the Company and subsequently cancelled, and the nominal value of shares in the Company cancelled as part of the return of capital to shareholders. The capital conversion reserve fund of €0.3m (2016: €0.3m) arose on the redenomination of the ordinary share capital of the Company at the time of conversion from Irish pounds to euro.

In 2017, an amount of €1.0m (2016: €1.4m) in respect of share options exercised during the year was transferred from the share-based payment reserve to retained earnings. An amount of €Nil (2016: €0.2m) of deferred tax relating to the Company’s share-based payments was charged to retained earnings in 2017 – see Note 12.

14. Dividends paid on ordinary shares

	2017	2016
	€m	€m
Ordinary shares:
- special dividend of €1.814 per share	–	80.0
- Paddy Power plc closing dividend of €0.18 per share	–	7.9
- final dividend of £1.13 (€1.34) per share for the year ended 31 December 2016 (31 December 2015: €1.20)	110.2	52.9
- interim dividend of £0.65 (€0.72) per share for the year ended 31 December 2017 (31 December 2016: £0.40 (€0.47))	61.2	38.8
Amounts recognised as distributions to equity holders in the year	171.4	179.6

The Directors have proposed a final dividend of 135.0 pence (152.0 cents) per share which will be paid on 29 May 2018 to shareholders on the Company’s register of members at the close of business on the record date of 13 April 2018. This dividend, which amounts to approximately £114m (€128m), has not been included as a liability at 31 December 2017.

The pre-Merger Paddy Power plc closing dividend was paid to Paddy Power plc shareholders for the period from 1 January 2016 to 1 February 2016 (inclusive).

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-159

NOTES TO THE COMPANY FINANCIAL STATEMENTS

CONTINUED

15. Trade and other payables and derivative financial liabilities

Current liabilities

	31 December	31 December
	2017	2016
	€m	€m
Trade and other payables
Trade payables	1.7	1.6
PAYE and social welfare	1.0	1.1
Value-added tax	0.5	0.4
Betting duty	3.0	3.1
Corporation tax payable	–	0.7
Amounts owed to fellow Group companies	599.8	267.3
Contingent deferred consideration - business combinations (Note 22)	0.4	0.2
Accruals and other liabilities	15.4	14.0
Total	621.8	288.4

Derivative financial liabilities
Sports betting open positions (Note 22)	1.9	3.2

Non-current liabilities

	31 December	31 December
	2017	2016
	€m	€m
Trade and other payables
Accruals and other liabilities	0.4	3.1

Derivative financial liabilities
Sports betting open positions (Note 22)	2.6	–

16. Borrowings

Current liabilities

	31 December	31 December
	2017	2016
	€m	€m
Accrued interest on borrowings	–	0.2

Non-current liabilities

	31 December	31 December
	2017	2016
	€m	€m
Revolving credit facility	70.0	250.0
Less: expenses relating to revolving credit facility	–	(0.5)
Total	70.0	249.5

See Note 22 to the consolidated financial statements for further information on the terms of the borrowings.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-160

17. Financial risk management

The Company’s risk exposures, and what its objectives, policies and processes are for managing those risks, are set out in Notes 18 to 21, and Note 23 to the consolidated financial statements.

18. Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 December was:

	Carrying amount
	31 December	31 December
	2017	2016
	€m	€m
Cash and cash equivalents	27.2	14.1

19. Liquidity risk

The following are the contractual maturities of financial liabilities as at 31 December:

	31 December 2017
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	€m	€m	€m	€m	€m	€m	€m
Non-derivative financial liabilities
Trade and other payables	621.8	621.8	621.4	–	0.4	–	–
Contingent deferred consideration	0.4	0.4	0.2	0.2	–	–	–
Borrowings	70.0	71.7	0.3	0.4	0.8	70.2	–
	692.2	693.9	621.9	0.6	1.2	70.2	–
Derivative financial liabilities
Sports betting open positions	4.5	4.5	1.8	0.1	0.5	–	2.1
Total	696.7	698.4	623.7	0.7	1.7	70.2	2.1

	31 December 2016
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	€m	€m	€m	€m	€m	€m	€m
Non-derivative financial liabilities
Trade and other payables	291.3	291.3	287.4	0.8	1.4	1.3	0.4
Contingent deferred consideration	0.2	0.2	0.1	0.1	–	–	–
Borrowings	250.2	263.5	1.9	2.0	3.9	4.0	251.7
	541.7	555.0	289.4	2.9	5.3	5.3	252.1
Derivative financial liabilities
Sports betting open positions	3.2	3.2	3.2	–	–	–	–
Total	544.9	558.2	292.6	2.9	5.3	5.3	252.1

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-161

NOTES TO THE COMPANY FINANCIAL STATEMENTS

CONTINUED

20. Currency risk

Currency risk exposure

As of 31 December 2017 and 2016, the Company’s foreign currency risk exposure was as follows:

	31 December 2017				31 December 2016
	GBP	AUD	USD	Other	GBP	AUD	USD	Other
	€m	€m	€m	€m	€m	€m	€m	€m
Cash and cash equivalents	1.0	0.5	0.1	0.4	2.2	0.1	0.2	0.3
Non-derivative financial liabilities	(1.0)	–	(0.1)	–	0.3	–	0.1	–
Gross statement of financial position exposure	–	0.5	–	0.4	2.5	0.1	0.3	0.3

The following are the significant exchange rates that applied during the year:

	Average rate		31 December (mid-spot rate)
To 1 Euro:	2017	2016	2017	2016
GBP	0.876	0.819	0.887	0.856
AUD	1.473	1.488	1.535	1.460

Sensitivity analysis

A ten per cent increase and decrease in the value of euro against the following currencies at 31 December 2017 and 2016 would have increased / (decreased) profit by the amounts below as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates. It is assumed that all other variables, especially interest rates, remain constant in the analysis.

	10%	10%
	increase	decrease
	€m	€m
31 December 2017
GBP	–	–
31 December 2016
GBP	(0.2)	0.2

21. Interest rate risk

Profile

At 31 December 2017 and 31 December 2016 the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	Carrying amount
	31 December	31 December
	2017	2016
	€m	€m
Variable rate instruments
Financial assets – cash	27.2	14.1
Borrowings	(70.0)	(250.0)
Total	(42.8)	(235.9)

Cash flow sensitivity analysis for variable rate instruments

An increase and decrease of 50 basis points (“bps”) in interest rates at 31 December 2017 and at 31 December 2016 would have (decreased) / increased profit for a full year by the amounts set out in the table below. It is assumed that all other variables, including foreign currency exchange rates, remain constant.

	50 bps	50 bps
	increase	decrease
	€m	€m
31 December 2017
Variable rate instruments	(0.3)	0.3
31 December 2016
Variable rate instruments	(0.9)	0.9

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-162

22. Fair values

Fair values versus carrying amounts

The following are the fair values and carrying amounts of financial assets and liabilities carried at amortised cost in the statement of financial position:

	31 December 2017		31 December 2016
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	€m	€m	€m	€m
Assets
Amounts owed by fellow group companies	533.3	533.3	527.5	527.5
Cash and cash equivalents	27.2	27.2	14.1	14.1
Total	560.5	560.5	541.6	541.6

Liabilities
Trade and other payables	(621.8)	(621.8)	(291.3)	(291.3)
Borrowings	(70.0)	(70.0)	(250.2)	(250.2)
Total	(691.8)	(691.8)	(541.5)	(541.5)

Net	(131.3)	(131.3)	0.1	0.1

Fair value hierarchy

Financial instruments at 31 December which are carried at fair value are analysed by valuation method below. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 December 2017
	Level 1	Level 2	Level 3	Total
	€m	€m	€m	€m
Derivative financial liabilities	–	–	(4.5)	(4.5)
Non-derivative financial liabilities	–	–	(0.4)	(0.4)
Total	–	–	(4.9)	(4.9)

	31 December 2016
	Level 1	Level 2	Level 3	Total
	€m	€m	€m	€m
Derivative financial liabilities	–	–	(3.2)	(3.2)
Non-derivative financial liabilities	–	–	(0.2)	(0.2)
Total	–	–	(3.4)	(3.4)

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-163

NOTES TO THE COMPANY FINANCIAL STATEMENTS

CONTINUED

22. Fair values (continued)

Basis for determining fair values

The following are the significant methods and assumptions used to estimate the fair values of the financial instruments above:

Financial instruments carried at amortised cost

Cash and cash equivalents (Level 2)

The fair value of cash and cash equivalents is based on the nominal value of the relevant cash and bank deposit balances, as all are held at variable interest rates.

Trade and other payables and amounts owed by fellow group companies (Level 2)

The fair value of trade and other payables is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date. Amounts due within three months are not discounted.

Borrowings (Level 2)

The fair value of borrowings is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date.

Financial instruments carried at fair value

Derivative financial instruments (Level 3)

Derivative financial instruments comprise sports betting open positions. The fair value of open sports bets at the year-end has been calculated using the latest available prices on relevant sporting events.

Non-derivative financial liabilities (Level 3)

Non-derivative financial liabilities includes contingent consideration. The contingent consideration payable is determined with reference to forecast performance for the acquired businesses during the relevant time periods and the amounts to be paid in such scenarios. The fair value was estimated by assigning probabilities to the potential payout scenarios. The significant unobservable inputs are forecast performance for the acquired businesses.

Sensitivity analysis in respect of Level 3 financial instruments carried at fair value

The following sensitivity analysis has been performed for the Level 3 financial liabilities carried at fair value at 31 December 2017 and 2016:

Sports betting open positions

The fair value of sports betting open positions is primarily based on expectations as to the results of sporting and other events on which bets are placed. Changes in those expectations and ultimately the actual results when the events occur will result in changes in fair value. There are no reasonably probable changes to assumptions and inputs that would lead to material changes in the fair value methodology although final value will be determined by future sporting results.

Contingent consideration

The fair value of contingent consideration is primarily dependent on forecast performance of the acquired businesses against predetermined targets. There are no reasonably probable changes to assumptions and inputs that would lead to a material change in the fair value of the total amount payable.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-164

Movements in the year in respect of Level 3 financial instruments carried at fair value

The movements in respect of the financial assets and liabilities carried at fair value in the year to 31 December are as follows:

	Sports	Contingent
	betting open	deferred
	positions	consideration	Total
	€m	€m	€m
Balance at 1 January 2016	(2.1)	(1.0)	(3.1)
Arising on acquisition	–	(0.1)	(0.1)
Recognised in the income statement	154.4	0.4	154.8
Settlements	(155.5)	0.5	(155.0)
Balance at 31 December 2016	(3.2)	(0.2)	(3.4)
Arising on acquisitions	–	(0.2)	(0.2)
Recognised in the income statement	159.3	–	159.3
Settlements	(160.6)	–	(160.6)
Balance at 31 December 2017	(4.5)	(0.4)	(4.9)

23. Pension arrangements

The Company operates defined contribution pension schemes for certain employees. The assets of the schemes are held separately from those of the Company in independently administered funds.

Pension costs for the year were €0.4m (2016: €0.4m) and the amount due to the schemes at 31 December 2017 amounted to €0.1m (2016: €0.1m).

24. Commitments and contingencies

(a) Guarantees

The Company has uncommitted working capital overdraft facilities of €5.0m (2016: €7.0m) with Allied Irish Banks p.l.c. These facilities are secured by cross-guarantees within the Group.

The Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group. The Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

As mentioned in Note 22 to the consolidated financial statements, borrowings under the RCF are unsecured but are guaranteed by the Company and certain of its operating subsidiaries.

(b) Capital commitments

There was no capital expenditure contracted for but not yet incurred at 31 December 2017 or 31 December 2016.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-165

NOTES TO THE COMPANY FINANCIAL STATEMENTS

CONTINUED

24. Commitments and contingencies (continued)

(c) Operating lease commitments

The Company leases various licensed betting and other offices under operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The leases have, on average, approximately five years left to run (if the Company was to exercise available break options), with a right of renewal after that date. Lease rentals are typically reviewed every five years to reflect market rental rates or changes in general inflation rates.

At 31 December 2017 and 2016, the future minimum rentals payable under non-cancellable operating leases on properties were as follows:

	31 December	31 December
	2017	2016
	€m	€m
Within one year	10.0	10.1
Between two and five years	26.3	28.1
After five years	21.7	26.4
Total	58.0	64.6

The Group has a small number of shop properties that are sublet. Sublease payments of €0.2m (2016: €0.1m) are expected to be received during the year ended 31 December 2018.

During 2017, an amount of €10.8m was recognised in profit or loss in respect of operating leases (2016: €10.8m). Contingent rent expense in profit or loss amounted to a credit of €0.7m (2016: credit of €0.7m). Sublease income (netted against operating lease expense on the basis of immateriality) amounted to €0.2m in 2017 (2016: €0.1m).

Operating leases for licensed betting and other offices are entered into as combined leases of land and buildings. Since the title to the land does not pass, the rent paid to the landlord of the building is increased to market rent at regular intervals and the Company does not participate in the residual value of the building, it was determined that substantially all the risks and rewards of the offices are with the landlord. As such, the Company has determined that the leases are operating leases.

(d) Section 357 guarantees

Pursuant to the provisions of Section 357 of the Companies Act 2014, the Company has guaranteed the liabilities and commitments of its wholly owned subsidiary undertakings in the Republic of Ireland for the financial year ended 31 December 2017 and, as a result, such subsidiary undertakings have been exempted from the filing provisions of the Companies Act 2014.

25. Approval of Financial Statements

The Financial Statements of the Company for the year ended 31 December 2017 were approved by the Board of Directors on 7 March 2018.

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-166

FIVE YEAR FINANCIAL SUMMARY

Financial information for the Group for the five years ended 31 December 2017 is set out below:

	Statutory	Proforma	Proforma	Statutory	Statutory	Statutory	Statutory
	2017[1]	2016[2]	2015[2]	2016[1]	2015[1]	2014[3]	2013[3]
	£m	£m	£m	£m	£m	£m	£m
Revenue	1,745.4	1,550.8	1,318.1	1,500.8	794.3	710.7	632.9
EBITDA (before separately disclosed items)	473.2	400.2	295.7	387.0	170.9	170.7	150.2
EBITDA: Separately disclosed items
– restructuring and merger related costs	(7.4)	(137.4)	(9.1)	(123.1)	(7.4)	–	–
EBITDA (after separately disclosed items)	465.8	262.8	286.6	263.9	163.5	170.7	150.2
Operating profit (before separately disclosed items)	391.9	330.3	228.6	319.1	132.5	132.0	116.7
Operating profit: Separately disclosed items
– restructuring and merger related costs	(141.9)	(318.0)	(9.1)	(303.7)	(7.4)	–	–
Operating profit (after separately disclosed items)	250.0	12.3	219.5	15.4	125.1	132.0	116.7
Profit before tax	246.6	8.6	217.3	11.9	124.5	134.3	119.8
Profit/(loss) for the year	217.7	(10.7)	184.5	(5.7)	108.2	116.8	104.6

1.	Statutory numbers reported.

2.	Proforma numbers represent the results of the Group as if the Merger had occurred on 1 January 2015. A reconciliation between the proforma numbers and statutory numbers for 2016 is provided on page 43 of this Annual Report. A reconciliation between the proforma numbers and statutory numbers for 2015 is provided on page 52 of the 2016 Annual Report.

3.	As reported in previous Annual Reports and translated into GBP using the below average exchange rates:

2014	1.2405

2013	1.1775

Paddy Power Betfair plc
Annual Report & Accounts 2017

K-A-167

SCHEDULE B

Management’s Discussion and Analysis for flutter

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Flutter Entertainment plc (referred to herein as “Flutter”, together with its Subsidiaries, the “Flutter Group”, “we,” “us,” “our,” and similar terms, and includes Flutter and its Subsidiaries, unless the context indicates otherwise). This MD&A provides information regarding Flutter’s financial condition as at December 31, 2019, 2018 and 2017 and its results of operations for the fiscal years ended December 31, 2019, 2018 and 2017. This MD&A has been prepared as of the date of the Management Information Circular (the “Information Circular”) of The Stars Group Inc. (“The Stars Group”) to which this MD&A forms a part. Capitalized terms used but not otherwise defined herein shall have the meanings attributed to them in the Information Circular.

Basis of Presentation

This MD&A should be read in conjunction with the audited consolidated financial statements of Flutter as at and for the years ended December 31, 2019 and the accompanying notes thereto and the independent auditor’s reports thereon (the “2019 Financial Statements”) in the 2019 Annual Report of Flutter incorporated by reference herein, and December 31, 2018 (the “2018 Financial Statements”) and December 31, 2017 (the “2017 Financial Statements” and, together with the 2019 Financial Statements and 2018 Financial Statements, the “Consolidated Financial Statements”) and the accompanying notes thereto and the independent auditor’s reports thereon attached to the Information Circular as Schedule B of Appendix K. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“EU IFRS”) as adopted by the European Union (“EU”), as issued by the International Accounting Standards Board, as applied in accordance with the provisions of the Companies Act. Additional information relating to Flutter is available on Flutter’s website at https://www.flutter.com/investors. Save for information expressly stated to be incorporated by reference into this MD&A, information on or accessible through Flutter’s corporate website does not form part of and is not incorporated into this Information Circular.

All references in this MD&A to “2019”, “2018” and “2017” refer to the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively. All references to “Q1”, “Q2”, “Q3” and “Q4” refer to the three months ended March 31, June 30, September 30 and December 31, respectively, and references to “H1” and “H2” refer to the six months ended June 30 and December 31, respectively.

Flutter’s functional currency is pound sterling, being the currency of the primary economic environment in which Flutter operates. Unless otherwise indicated, all references in this MD&A to “Sterling”, “£”, “GBP” or “p” are to the lawful currency of the United Kingdom (“UK”), all references in this MD&A to “€”, “euro” or “cent” are to the lawful currency of participating member states of the EU, all references to “US dollar”, “USD” and “US$” are to the lawful currency of the United States (“US”), all references in this MD&A to “AUD” and “A$” are to the lawful currency of Australia, including financial, statistical and operating information, having been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or row in tables contained in this MD&A or in the documents incorporated by reference herein may not conform exactly to the total figure given for that column or row.

Forward-Looking Statements

The MD&A contains certain statements that may constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. All statements other than statements of historical facts included in this MD&A may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “should”, “continue”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include all matters that are not historical facts and statements relating to our overview and outlook as to future operating results and expected earnings, impact of expected competition from market participants and regulatory developments, and future sources of liquidity and capital resources, cash flows and their uses. Any and all forward looking information contained in this MD&A is expressly qualified by this cautionary statement. Readers should refer to the section of Appendix L to the Information Circular entitled “Risk Factors” for a discussion of certain factors that may affect the business, financial conditions or results of operations of Flutter and, following completion of the Arrangement, the Combined Group.

K-B-1

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of Flutter and, following completion of the Arrangement, the Combined Group’s operations and the development of the markets and the industry, in which the Combined Group operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this MD&A. In addition, even if Flutter’s and, following completion of the Arrangement, the Combined Group’s results of operations, financial position and growth, and the development of the markets and the industry, in which Flutter and, following completion of the Arrangement, the Combined Group operates, are consistent with the forward-looking statements contained in this MD&A, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments of Flutter to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in law or regulation, changes in taxation regimes, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in the section of Appendix L to the Information Circular entitled “Risk Factors”. The forward-looking statements therein speak only at the date of this MD&A and investors are cautioned not to place undue reliance on such forward-looking statements. Save as required by its legal and regulatory obligations, Flutter undertakes no obligation to update these forward-looking statements and will not publicly release any revisions it may make to these forward-looking statements that may occur due to any change in Flutter’s expectations or to reflect events or circumstances after the date of this MD&A.

Non-EU IFRS Measure, Key Metrics and Other Data

This MD&A contains non-EU-IFRS measures and other key metrics. Flutter believes these non-EU IFRS financial measures will provide useful supplemental information about the financial and operational performance of Flutter, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by relevant management in operating its business, identifying and evaluating trends, to establish strategic goals, allocated resources and making decisions.

Although Flutter believes these financial measures are important in evaluating Flutter, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with EU IFRS. They are not recognised measures under EU IFRS and do not have standardized meanings prescribed by EU IFRS. These measures may be different from non-EU IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. Investors should therefore exercise caution in comparing the non-EU IFRS measures reported by the Flutter Group to similar measures of other companies. Moreover, presentation of these measures may be provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on the operating results of Flutter. For further information regarding non-EU IFRS measures, please refer to the 2019 Financial Statements, the 2019 Annual Report and the Operating and Financial Review included therein.

•	All references to “underlying” measures, which are denoted by “1”, exclude separately disclosed items, that are not part of the usual business activity of the Flutter Group and are also excluded when internally evaluating performance, and have been therefore reported as “separately disclosed items”. See Note 4 to the 2019 Financial Statements and Note 4 to each of the 2018 Financial Statements and the 2017 Financial Statements.

•	All references to EBITDA, which are denoted by “2”, are profit before interest, tax, depreciation and amortization expenses/credits and is a non-EU IFRS measure. EBITDA throughout this MD&A is presented on a pre IFRS 16 basis. From 1 January 2019, IFRS 16 – Leases replaced IAS 17 – Leases. Under IFRS 16, for leases previously classified as operating leases a right of use asset and an associated lease liability will be recognised in financial statements going forward. In addition, the nature of the operating lease expenses has changed under IFRS 16 as IFRS 16 replaces the previous operating lease expense with a depreciation charge on the asset and an interest expense on the liability. Following the introduction of IFRS 16, Flutter has adopted the modified retrospective approach by not restating the comparative period. Therefore, in order to maintain comparability with the prior period, Underlying EBITDA has also been presented on a pre-IFRS 16 basis with the relevant operating lease expense included within EBITDA. See Appendix 5 to the Operating and Financial Review in the 2019 Annual Report for a reconciliation to IFRS 16 complaint numbers. It is defined as profit for the year before depreciation and amortisation, financial income, financial expense and tax expense / credit. Flutter uses EBITDA, Underlying EBITDA and Underlying operating profit to comment on its financial performance. These measures are used internally to evaluate performance, to establish strategic goals and to allocate resources. The Directors also consider that these are commonly reported and widely used by investors as an indicator of operating performance and ability to incur and service debt, and as a valuation metric. These are non-EU IFRS financial measures and are not prepared in accordance with EU IFRS and, as not uniformly defined terms, these may not be comparable with measures used by other companies to the extent they do not follow the same methodology used by Flutter. Non-EU IFRS measures should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with EU IFRS. All of the adjustments shown have been taken from the financial statements.

K-B-2

•	All references to constant currency (“constant currency” or “cc”) growth throughout this MD&A, which are denoted by “3”, are calculated by retranslating non-sterling denominated component of 2018 at 2019 exchange rates (see Appendix 4 to the 2019 Financial Statements).

•	All references to “proforma” results, which are denoted by “4”, include the Adjarabet and FanDuel fantasy sports businesses as if they had always been part of Flutter, incorporating in addition to the reported results, results from pre-acquisition periods in 2018 and 2019. The Adjarabet and FanDuel transactions were completed on February 1, 2019 and July 10, 2018, respectively.

•	All references to Net Debt at December 31, 2019, which are denoted by “5”, are comprised of gross cash excluding customer balances of £108.1m and gross borrowings of £372.8m. The comparative balance shown as at December 31, 2018 is comprised of gross cash excluding customer balances of £123.7m and borrowings of £285.4m (see Appendix 3 to the 2019 Financial Statements).

•	All references to the impact of tax and regulatory change, which are denoted by “6”, are calculated by adjusting the prior year comparative to reflect the same regulatory and tax rules that exist in the current period. This includes the impact of changes to Australian point of consumption taxes (“POCT”) and product fees, UK machine staking limits, UK online remote gaming duty and Irish betting duty.

•	All references to free cash flow, which are denoted by “7”, represent non-EU IFRS measures. See Appendix 3 to the Operating and Financial Review in the 2019 Annual Report for a reconciliation of presented cash flow to reported statutory cash flow.

Overall Performance

Business Overview

Flutter is a highly diversified global sports betting and gaming operator. It owns and operates a portfolio of premium betting brands including Paddy Power (UK and Ireland), Betfair (UK, Ireland and International), Sportsbet (Australia), TVG and FanDuel (USA) and Adjarabet (Georgia and Armenia), with podium positions in the major regulated markets (i.e. markets in which the provision of betting and gaming services is regulated and taxed at the local, national or federal level) of the UK, US and Australia.

Flutter’s business is predominantly online-focused, with the sports betting and gaming online sector continuing to structurally grow due to the ongoing migration from retail/land-based betting and gaming to demand via mobile devices (typically smartphones). Flutter’s online operations are complemented by its retail channels in the UK and Ireland where it has approximately 623 Paddy Power branded shops, in the US where FanDuel offers retail sports betting in select states, primarily as part of market access arrangements to facilitate online sports betting, and in Georgia where Adjarabet operates through Adjarabet branded shops.

K-B-3

Flutter currently operates across four divisions: (i) PPB Online, which in 2019 included the online brands of Paddy Power, Betfair and Adjarabet, the Paddy Power telephone sportsbook, as well as a number of business-to-business (“B2B”) partnerships; (ii) Australia, consisting of Sportsbet, the market leader in the Australian online sports betting market; (iii) PPB Retail, which operates approximately 623 Paddy Power betting shops across the UK and Ireland; and (iv) US, which comprises FanDuel, a market leading operator in daily fantasy sports and online and retail sports betting, TVG, America’s leading horseracing TV and betting network, the Betfair New Jersey online casino and the Betfair New Jersey horseracing betting exchange.

Please see Appendix K of the Information Circular for further details regarding Flutter.

Operating Highlights

Fiscal Year Ended December 2019

Flutter grew revenues by 14% during 2019 to over £2bn as we took a leadership position in the US sports betting market, executed strongly in Australia and acquired Adjarabet in February 2019. Paddy Power continues to attract recreational customers in the UK, while we are making changes to put the Betfair business on a more sustainable footing, Flutter EBITDA2 was £385m, down 15% on the prior year reflecting tax and regulatory headwinds of £107m and our investment in the nascent US sports betting market. Excluding the impact of these tax and regulatory changes6, EBITDA2 increased 12%.

Fiscal Year Ended December 2018

Flutter (then Paddy Power Betfair) increased revenues by 7% in 2018 to £1.9 billion as we made good progress in enhancing our competitive positioning in core markets and increased investment in new growth opportunities. We delivered £451m of Underlying EBITDA1,2 in 2018, 5% lower than the prior year primarily as a result of investment in the nascent US sports betting market where we secured an early podium position. During 2018, we returned £584m of cash to our shareholders by way of dividends and share buybacks.

Significant Tax and Regulatory Developments

Flutter operates in a fast paced, highly competitive industry, that is governed by a multitude of national regulatory and tax frameworks that are continuously changing. Evolving regulation not only presents great opportunities for Flutter but also poses substantial challenges and risks. To be well positioned to deal with both, we believe that global scale and diversification are key.

2019 was a good example of a year in which we encountered both. On the one hand, Flutter was subject to material tax increases and adverse regulatory changes in its core regions which reduced earnings and prompted several of our competitors to retrench certain markets. On the other, we witnessed the ongoing expansion of the US market which we believe represents the single biggest opportunity for the gaming sector since the advent of online. Against this backdrop, we summarise the key factors underpinning performance during the year below.

Across a number of our markets, there were significant impacts during 2019 from tax and regulatory changes6 as well as proactive responsible gambling measures that we are implementing to build a more sustainable business. On the regulatory front, the introduction of a £2 staking limit on UK gaming machines has changed the unit economics for shop operators and we are seeing most of our major competitors reduce the size of their retail estates as a result. In our international markets we experienced several unexpected switch-offs during the first half of 2019. We also incurred material tax increases across our core markets:

K-B-4

•

UK: Following publication by the UK government of its Review of Gaming Machines and Social Responsibility Measures in May 2018 the rate of remote gaming duty (payable on gross online gaming revenues from UK customers) increased from 15% to 21% on April 1, 2019.

•	Ireland: From January 1, 2019, the betting duty payable by Irish customers on sports betting stakes was increased from 1% to 2% while the duty on betting exchange revenues increased from 15% to 25%.

•	Australia: Throughout 2018, various state governments announced the introduction of POCT and from January 1, 2019 these came into effect in New South Wales, Victoria, Western Australia, and Australian Capital Territory. During 2019 Tasmania also announced a new POCT which came into effect on January 1, 2020. The overall impact of additional taxes for Flutter was an almost 11% increase in cost of sales as a percentage of net revenue in Australia.

•	Other regulated markets: The following tax increases were effective January 1, 2019 in less material Flutter markets:

o	The online tax on sports betting in Italy increased from 22% to 24% and from 20% to 25% on online gaming;

o	An online gambling tax of 18% was introduced in Sweden; and

o	Romania introduced a new 2% tax on deposits along with the 16% online revenue tax already payable.

Strategic Changes and Developments

During 2019 we improved two key aspects of our responsible gambling program:

•	How we identify customers who need to be protected: We improved our in-house technology by significantly increasing the number of behaviours that we monitor to determine whether customers are consuming our products responsibly.

•	How we interact with our customers: We more than tripled the size of our responsible gambling team, investing in specialist training to ensure that our people are interacting with our customers at an early stage. This positively influences behaviours and aims to ensure that customers do not spend more than they can afford.

The results of these initiatives have been encouraging to date with an 84% increase in UK/Irish customers choosing to set deposit limits while delivering a 56% increase in real time contact with customers.

While these changes clearly reduce our growth in the short-term, we know that they are the right thing to do for our customers and for the sustainability of our business in the long-run.

Notwithstanding the progress made, we have more to do and we must continuously seek to raise our standards when it comes to responsible gambling and compliance procedures. For example, as part of our ongoing review of business relationships, we have taken the decision to stop taking business from a number of partners where we felt their compliance policies were no longer sufficiently aligned with those of the Flutter Group. This decision is likely to lead to a reduction in our Exchange revenues during 2020. This reduction is expected to be the equivalent of less than 1% of the Flutter Group revenues.

Future Regulation

The UK government has announced that it will review the 2005 Gambling Act in the months ahead and we are hopeful that the emphasis of future UK regulation will be on player protection with a clear focus on affordability.

K-B-5

The recent announcement by the UK Gambling Commission that credit cards will no longer be permitted for gambling deposits from April 2020 is an example of effective affordability-related regulation. In Ireland, we remain supportive of the Government’s work on the Gambling Control Bill which seeks, among other things, to establish a dedicated regulator for the gambling sector in Ireland.

Industry Collaboration

Collaboration between industry leaders is essential to put the sector on a more sustainable footing. We must promote a mindset that encourages a race to the top when it comes to responsible gambling best practice.

During 2019 we worked with several leading operators in the UK to introduce safer gambling commitments. To ensure that these commitments are delivered with the transparency and authenticity intended, the newly established Betting and Gaming Council will regularly report publicly on the progress we are making against them. Arising from these commitments, the industry is now working alongside the Gambling Commission on three specific areas of focus. These are:

•	VIP incentives: a renewed focus that ensures customers are rewarded in a more responsible manner;

•	Adtech: a review of industry advertising to ensure that it is being implemented responsibly; and

•	Responsible product and game design.

In Ireland we are proud to have been a strong and leading advocate for the establishment of the Gambling Awareness Trust, an independent charity set up to fund research, education and treatment services to help minimise gambling related harm in Ireland. This initiative represents a significant increase in the amount of funding available to support organisations in Ireland.

Selected Annual Financial Information

The following sets forth certain prescribed financial information of Flutter for the years ended December 31, 2019, 2018, and 2017 from the Consolidated Financial Statements, of which the 2019 Financial Statements are in the 2019 Annual Report of Flutter incorporated by reference herein and the 2018 Financial Statements and 2017 Financial Statements are appended as Schedule A to Appendix K of the Information Circular. The following information should be read in conjunction with those Consolidated Financial Statements. The operating results for any past period are not necessarily indicative of results for any future period.

	Years Ended December 31
£m (except per share amounts)	2019		2018		2017
Revenue	2,140		1,873		1,745
Net (loss) earnings	112		181		218
Basic net (loss) earnings per Flutter Share	183	p	242	p	258	p
Diluted net (loss) earnings per Flutter Share	182	p	240	p	255	p
Total assets (as at)	5,401		5,178		4,928
Total non-current liabilities (as at)	326		388		149
Cash dividends declared per Flutter Share	200	p	200	p	200	p

Revenue increased year-over-year in both 2019 and 2018 as compared to the applicable prior year periods (2018 and 2017, respectively) primarily due to accretive acquisitions and positive organic growth. Net earnings has reduced year-over-year in both 2019 and 2018 as compared to the applicable prior year periods (2018 and 2017, respectively) due to US Sportsbook start-up losses and increased regulation. For further variance analysis on revenue, see “Overview of Results of Operations and Financial Condition – Fiscal Year Ended December 31, 2019” and “Overview of Results of Operations and Financial Condition – Fiscal Year Ended December 31, 2018”, respectively.

K-B-6

During 2019, total assets increased as compared to 2018, primarily as a result of the acquisition of Adjarabet and the introduction of IFRS 16. Total long-term liabilities has reduced due to the majority of the borrowing being classified as short-term in 2019 whereas they were long-term in 2018 partially offset by the introduction of IFRS 16. Total assets and long-term liabilities increased during 2018 relative to 2017, primarily as a result of the FanDuel acquisition in July 2018 and increased borrowings.

OVERVIEW OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following sets forth summary consolidated results of Flutter’s operations and certain other items for the years ended December 31, 2019, 2018 and 2017 from its Consolidated Financial Statements, of which the 2019 Financial Statements are in the 2019 Annual Report of Flutter incorporated by reference herein and the 2018 Financial Statements and 2017 Financial Statements are appended as Schedule A to Appendix K of the Information Circular. The following information should be read in conjunction with those Consolidated Financial Statements. The operating results for any past period are not necessarily indicative of results for any future period. Further, the discussion below sets forth a summary of the following results, trends and variances of Flutter on a consolidated basis. For further discussion and detail of the individual segment results, trends and variances, including details of separate trends in revenue by individual line of operation for each segment, see “Overview of Operating Segments”.

Fiscal Year Ended December 31, 2019

	2019 £m		2019 £m (pre IFRS 16)	2018 £m		Change %		Proforma[4] CC3 Change %		Adjusted for tax and regulatory changes YoY[6]
Sports revenue	1,667		1,667	1,474		+13%		+10%
Gaming revenue	473		473	399		+19%		+6%
Total revenue	2,140		2,140	1,873		+14%		+9%		+16%

Cost of sales	(650)		(650)	(470)		+38%		+32%

Gross profit	1,490		1,490	1,403		+6%		+1%
Gross profit margin %	69.6%		69.6%	74.9%		-530	bps	-540	bps

Sales and marketing	(465)		(465)	(406)		+15%		+7%
Product and technology	(166)		(171)	(144)		+19%		+9%
Operations	(378)		(409)	(343)		+19%		+12%
Central costs	(55)		(60)	(59)		+1%		+2%
Total operating costs	(1,064)		(1,105)	(953)		+16%		+9%

Underlying EBITDA[1,2]	425		385	451		-15%		-17%		+12%
Underlying EBITDA margin %	19.9%		18.0%	24.1%		-610	bps	-560	bps

Depreciation and amortisation	(145)		(108)	(90)		+19%		+16%

Underlying[1] operating profit	281		277	360		-23%		-25%

Underlying[1] net interest expense	(14)			(4)		+294%
Separately disclosed items	(131)			(138)		-5%

Profit before tax	136			219		-38%

Underlying[1] earnings per share	303	p		379	p

Dividends per share	200	p		200	p

Net debt at year end[5]	265	m		162	m

During 2019 Flutter expanded its presence in both the US and Europe, with the roll-out of online sports betting in 3 additional US states and the acquisition of Adjarabet, the market leader in online gaming in Georgia. These developments, coupled with good organic growth in our core operations, drove Flutter Group revenue growth of 14% to £2.1 billion. On a proforma4, constant currency3 basis, Flutter Group revenue growth was 9%.

K-B-7

Cost of sales were adversely affected by increased gaming taxes in Ireland, the UK and Australia. The year-on-year impact of these was £73m, increasing cost of sales as a percentage of revenues by 5.3% to 30.4% compared to 2018.

During 2019, total operating costs, excluding sales and marketing, increased by 17%, or 2% on a proforma4 constant currency3 basis. The majority of this increase reflected additional investment in the US with the equivalent organic growth for Flutter (excluding US) up 3% year-on-year.

Underlying EBITDA1,2 declined 15% to £385m, partly reflecting the ongoing investment in the US (an incremental EBITDA2 loss of £26m) as well as additional tax and regulatory changes6 which cost the Flutter Group approximately £107m year-on-year. Excluding these items, Flutter Group EBITDA2 (excluding US) would have been 19% higher.

Depreciation and amortisation increased by 19% reflecting our ongoing investment in product and technology, with a major proportion of this in the US. As a result of the factors above operating profit of £277m was 23% lower. Increased interest expense during 2019 reflects in equal measure the increased average gross debt during the year and the implementation of IFRS 16. Separately disclosed items include the amortisation of acquisition related intangible assets relating to the merger of Paddy Power and Betfair and costs associated with the proposed combination with The Stars Group. See Appendix 5 to the 2019 Financial Statements for a reconciliation to IFRS 16 compliant numbers.

The Flutter Group delivered a profit before tax of £136m (2018: £219m) after separately disclosed items, which do not relate to the usual business activity of the Flutter Group. For variance analysis of Net Debt5 and cash flow in 2019 as compared to 2018, see “Liquidity and Capital Resources – Cash Flow and Financial Position” below.

Fiscal Year Ended December 31, 2018

	2018 £m		2017 £m		Change %	Constant Currency[3] Change %	Proforma[4] CC3 Change %
Sports revenue	1,474		1,385		+6%	+8%	+5%
Gaming revenue	399		360		+11%	+11%	+11%
Total revenue	1,873		1,745		+7%	+9%	+6%

Cost of sales	(470)		(405)		+16%	+18%	+16%

Gross profit	1,403		1,340		+5%	+6%	+3%
Gross profit margin %	74.9%		76.8%		-1.9%	-1.9%	-2.1%
							-
Sales and marketing	(406)		(346)		+17%	+19%	+7%
Product and technology	(144)		(137)		+5%	+6%	-1%
Operations	(343)		(326)		+5%	+6%	+4%
Central costs	(59)		(58)		+3%	+2%	+2%
Total operating costs	(953)		(867)		+10%	+11%	+4%

Underlying EBITDA[1,2]	451		473		-5%	-3%	Flat
Underlying EBITDA margin %	24.1%		27.1%		-3.0%	-2.9%	-1.4%

Depreciation and amortisation	(90)		(81)		+11%	+13%	+11%

Underlying[1] operating profit	360		392		-8%	-6%	-3%

Underlying[1] net interest expense	(4)		(3)		+4%
Separately disclosed items	(138)		(142)		-3%

Profit before tax	219		247		-11%

Underlying[1] earnings per share	379	p	398	p	-5%

Dividends per share	200	p	200	p	Flat

Net (debt)/cash at year end[5]	(162	)m	244	m

K-B-8

During 2018, revenue grew 7% to £1.9bn compared to the prior year period, benefitting from the FanDuel acquisition in July 2018. On a proforma4, constant currency3 basis, Flutter revenue growth was 6% in 2018 compared to the prior year period.

Within sports, sportsbook revenue growth was adversely affected by less favourable sports results in 2018 compared to 2017 (reflected in the 40 bps year-on-year decrease in the net revenue margin). That said, sports results were marginally ahead of Flutter’s normal expectations in 2018 with a gross benefit to revenues of approx. £11m, before any impact on customer re-cycling of winnings. This compared with a approx. £40m gross benefit in 2017 (driven by a particularly favourable Q4 2018).

Cost of sales were adversely affected by approximately £15m from the annualisation of changes to betting taxes and levies implemented during 2017 and the introduction of POCT in Queensland in Q4 2018. Total operating costs increased by 10% in 2018 as compared to 2017, or by 4% on a constant currency3, proforma4 basis. Within this, sales and marketing spend increased by 7%cc3 and other operating costs increased by 2%cc3.

Underlying EBITDA1,2 at £451m in 2018 was down 5% or flat year-on-year on a constant currency3, proforma4 basis as compared to the prior year period (with losses from the FanDuel fantasy sports business prior to acquisition included in both years). EBITDA2 losses from US sports betting in 2018 were £24m. Excluding these investment losses and the impact of the increased betting taxes, proforma4 Underlying EBITDA1,2 was up 9% on a constant currency3 basis as compared to 2017. After separately disclosed items, which do not relate to the usual business activity of Flutter and therefore are excluded from underlying profits, Flutter recorded a profit before tax in 2018 of £219m (2017: £247m). Flutter’s underlying effective tax rate in 2018 was 14.9% (2017: 13.5%). After adjusting for the 42% equity interest held by third parties in FanDuel, the profit after tax attributable to equity holders of Flutter reduced by 7% to £201m in 2018 (2017: £218m). As a result of the share buy-back programme, the reduction in underlying1 earnings per share was 5% as compared to 2017.

For variance analysis of Net Debt5 and cash flow in 2018 as compared to 2017, see “Liquidity and Capital Resources – Cash Flow and Financial Position” below.

OVERVIEW OF OPERATING SegmentS

Flutter’s reportable segments are businesses that are managed separately, due to a combination of factors including method of service delivery, geographical location and the different services provided. Flutter has determined that its operating segments are its reportable segments. As at December 31, 2019, Flutter’s reportable segments are as follows: PPB Online, Australia, PPB Retail and US. These reportable segments accounted for 47%, 21%, 14% and 18% respectively of 2019 annual revenues (50%, 22%, 18% and 10% respectively of 2018 annual revenues). The reportable segments reflect the way financial information is reviewed by Flutter’s Chief Financial Officer (“CFO”) and the Board of Directors.

The PPB Online segment derives its revenues primarily from sports betting (sportsbook and the exchange sports betting product), gaming (games, casino, bingo and poker) services in all business-to-customer (“B2C”) geographies that Flutter operates in except the US and Australia. It also includes revenues derived from B2B services globally. Online services are delivered primarily through the internet with a small proportion delivered through the public telephony system.

The Australia segment earns its revenues from sports betting services provided to Australian customers using primarily the internet with a small proportion using the public telephony system.

The PPB Retail segment derives its revenues from sports betting and/or gaming machine services delivered through licenced bookmaking shop estates in the UK and Ireland.

The US segment earns its revenues from sports betting, daily fantasy sports and gaming services provided to US customers using primarily the internet with a proportion of US sports betting services also provided through a small number of retail outlets.

K-B-9

Operating Segments Results of Operations

Revenue by segment	2019 (£’m)	2018 (£’m)	2017 (£’m)
PPB Online (excluding Australia and US)	1,006	948	898
Australia	446	403	404
Retail	312	331	334
US	376	191	109
Flutter revenue	2,140	1,873	1,745

PPB Online

PPB Online includes the online brands of Paddy Power, Betfair and Adjarabet (which Flutter acquired an initial 51% controlling stake in on February 1, 2019), along with a number of B2B partnerships.

Summary of Results For The Year Ended December 31, 2019 Compared With The Year Ended December 31, 2018

	2019 £m	2018 £m	Change %
Sportsbook stakes	5,184	5,453	-5%
Sportsbook net revenue %	8.1%	7.7%	+40	bps

Sports revenue	666	678	-2%
Gaming revenue	340	270	+26%
Total revenue	1,006	948	+6%

Cost of sales	(283)	(231)	+23%

Gross profit	723	717	+1%

Sales and marketing	(240)	(242)	-1%
Product and technology	(99)	(95)	+5%
Operations	(76)	(64)	+20%
Total operating costs	(416)	(401)	+4%

Underlying EBITDA[1,2]	307	316	-3%

Depreciation and amortisation	(45)	(42)	+8%

Underlying[1] operating profit	263	275	-4%

PPB Online revenues grew by 6% to just over £1bn during 2019, benefitting in part from the acquisition of Adjarabet. Revenues were flat on a proforma4 basis. There were a number of significant factors that drove this outcome, including:

•	Good underlying growth in daily active customers across our three brands of 8%.

•	An improvement in expected net revenue margin across sportsbook following the roll-out of country specific pricing.

•	The impact of enhanced responsible gambling measures which saw the Flutter Group materially reduce its revenues from high-value customers.

•	The impact of a series of unanticipated international market switch-offs.

K-B-10

At a brand level, good performance across Paddy Power and Adjarabet was offset by the headwinds facing Betfair. Looking at growth by product, sports revenues declined by 2% while gaming revenues grew 26%. On a proforma4, constant currency3 basis, gaming revenues were up 7%.

Sportsbook revenue was flat and 6% higher excluding the impact of the World Cup in 2018. Net revenue margin was 20 bps above expected margin at 8.1%. The combination of the introduction of country specific pricing in Q1 (which had a material impact on low value international staking), the ongoing refinement of our risk management capabilities and changes in our customer bet mix led to expected margin improving by 90 bps during the year. It should be noted that the prior year had benefitted from favourable sports results with actual margin 70 bps higher than expected margin.

Exchange and B2B revenues were down 5% with market switch-offs having a material impact. Adjusting for switch-offs and World Cup, Exchange and B2B revenues were up 1%.

Gaming revenues grew 26%, reflecting the strong performance of Adjarabet. Gaming momentum in Paddy Power also continued to be strong with increased acquisition of customers following the launch of our “Don’t think you’re special” campaign. Gaming actives across both Paddy Power and Betfair were up 14% during the year. Our increased focus on responsible gambling is building a more sustainable revenue base, though this clearly reduces revenues in the short term as higher value customers are replaced with lower spending recreational customers.

Cost of sales were primarily adversely affected by the year-on-year increase in Irish betting duty and UK remote gaming duty, which cost an incremental £23m.

Total operating costs increased by 4%, reflecting increased investment in product and technology during the year and the addition of Adjarabet within the PPB Online division.

Underlying EBITDA1,2 reduced by just 3% to £307m despite the material tax and regulatory headwinds.

Outlook and Strategy

Paddy Power enjoyed good momentum across all products during 2019. Leveraging our iconic brand we rolled out several attention grabbing campaigns such as the Rhodri Giggs loyalty and our “Don’t think you’re special” daily jackpot campaign. Both drove good customer acquisition and engagement. In addition, we improved the Paddy Power product offering with ‘ACCA insurance’, leading the market with this offering. This has contributed to Paddy Power ranking best-in-class in the market when it comes to promotions.

During 2019, Betfair was the business most impacted by regulatory change and the initiatives we introduced to re-shape our business. Positively we continue to invest in the brand and deliver product enhancements. We launched our new Clive Owen Betfair brand campaign which uses simple analogies to explain the concept of the Betfair Exchange to new customers. The campaign has a greater focus on digital channels to achieve greater marketing efficiency. Our international business benefitted from a multitude of product improvements including rolling out country specific pricing (“CSP”) in Q1 2019 and the addition of 4 new payment options and 5 new currencies during the year. We have been pleased with the underlying momentum within our international business, with a significant uplift in contribution from CSP as well as marketing efficiencies.

In line with our international strategy to secure podium positions in new markets, we acquired a 51% stake in Adjarabet in February, giving us a leadership position in another regulated market. Integration has gone well with the business now able to access the Flutter Group’s sports betting expertise. Very strong organic growth since acquisition has reinforced our view that local scale and focus is vital to winning in international markets.

K-B-11

Summary of Results For The Year Ended December 31, 2018 Compared With The Year Ended December 31, 2017

	2018 £m	2017 £m	Change %
Sportsbook stakes	5,453	5,633	-3%
Sportsbook net revenue %	7.7%	7.0%	+0.7%

Sports revenue	678	660	+3%
Gaming revenue	270	238	+13%
Total revenue	948	898	+5%

Cost of sales	(231)	(199)	+16%

Gross profit	717	700	+2%

Sales and marketing	(242)	(223)	+8%
Product and technology	(95)	(98)	-4%
Operations	(64)	(72)	-11%
Total operating costs	(401)	(394)	+2%

Underlying EBITDA[1,2]	316	306	+3%

Depreciation and amortisation	(42)	(39)	+8%

Underlying[1] operating profit	275	268	+3%

The PPB Online division’s 2018 results included the online brands of Paddy Power and Betfair, the Paddy Power telephone based sportsbook, as well as a number of B2B partnerships. Revenue for 2018 increased from 2017 revenue by 5% to £948m. Both brands contributed to the revenue growth with Paddy Power revenue, excluding Italy where the brand ceased operating in Q4 2017, up 11% and Betfair revenue up 4%. The performance of Paddy Power in 2018 was a significant turnaround in 2017 (when revenue, excluding Italy, increased 1%) as the brand, re-invigorated with an enhanced customer proposition and better marketing execution, began to once again win market share in the UK.

Sports revenue was up 3% with sportsbook revenue (62% of total) up 6% and exchange and B2B revenue (38% of total) down 2%. In sportsbook, the impact of sports results on the year-on-year growth across the full year was immaterial, with more bookmaker friendly results in H1 2018 offsetting tough comparatives in Q4 2017. Accordingly, the increased sportsbook net revenue margin reflected an underlying increase in the average expected margin, which was partially offset by decreased stakes. This trend in part reflected reduced recycling of customer winnings in Q1 2018, but also reflected an increased strategic focus on profitable revenue growth, rather than volume.

Key sportsbook product initiatives in 2018 included the enhanced speed of the new Paddy Power app; our market-leading ‘Same Game Multis’ feature which drove increased usage of accumulator bets; innovative promotional products such as ‘Beat the Drop’; and the ability to offer customers personalised price boosts with ‘Power Up’. These releases were supported by marketing campaigns that highlight the product enhancements and by increased promotional generosity to reward loyalty.

Exchange revenue decreased by 2% across the full year. Q1 2018 revenues, which declined 7%, were significantly affected by a high number of weather-related horse-racing fixture cancellations. Revenues from Q2 2018 to Q4 2018 in total were flat year-on-year (Q2 2018 -1%, Q3 2018 +1% and Q4 2018 -1%), not dissimilar from the 1% revenue growth delivered in 2017. While this trend reflects the products maturity, the exchange remains a key differentiated product for Betfair and, when combined with our sportsbook, offers customers an unparalleled sports-betting experience. The combined Betfair proposition positions us well in the UK and is a key differentiator when targeting international markets.

Gaming revenue was up 13% during 2018 as compared to the prior year period. The significant turnaround in gaming performance (revenue declined by 2% in 2017) was primarily driven by strong acceleration on Paddy Power, driven by a 3% increase in cross-sell rates. Key product improvements included the release of new gaming apps following the completion of the post-merger platform migration and significant enhancement of the gaming product embedded within our sports apps. The latter releases also benefitted gaming revenue growth on Betfair which also improved on the prior year.

Cost of sales were adversely affected by approximately £7m from the annualisation of the extension of the UK Horserace Betting Levy to online (from April 2017) and changes to the treatment of free bets for online gaming POCT (applying from Q4 2017). Total operating costs increased by 2% in 2018 as compared to 2017, with 8% growth in sales and marketing investment partially offset by operating efficiencies in other operating costs. Underlying EBITDA1,2 for the division increased in 2018 by 3% to £316m as compared to the prior year period.

K-B-12

Australia

Our Australia division is comprised of Sportsbet, the leading online sports betting brand in the Australian market.

Summary of Results For The Year Ended December 31, 2019 Compared With The Year Ended December 31, 2018

	2019 £m	2018 £m	Change % £		Change % A$
Sportsbook stakes	4,298	4,308	Flat		+3%
Sportsbook net revenue %	10.4%	9.4%	+100	bps	+100	bps

Total revenue	446	403	+11%		+14%

Cost of sales	(182)	(121)	+50%		+54%

Gross profit	264	282	-6%		-3%

Sales and marketing	(73)	(82)	-11%		-9%
Product and technology	(21)	(20)	+5%		+7%
Operations	(45)	(42)	+7%		+10%
Total operating costs	(140)	(145)	-4%		-1%

Underlying EBITDA[1,2]	125	137	-9%		-6%

Depreciation and amortisation	(21)	(18)	+22%		+25%

Underlying[1] operating profit	103	119	-13%		-11%

Sportsbet performed very well during 2019 against the backdrop of a step change in gaming taxes that saw cost of sales as a percentage of revenue rise from 30.1% to 40.7%. In advance of this change, the Flutter Group increased investment in customer generosity during 2018 and this strategic decision, coupled with further personalisation of the Sportsbet product offering, delivered excellent customer and revenue growth during 2019. Sportsbet grew its active customers by 9% (excluding World Cup) which in turn helped to drive revenue growth of 14%.

Stakes increased by 3% year-on-year with less customer recycling due to more bookmaker friendly results. Excluding the benefit of the World Cup, stakes were up 5%. Expected margin increased by 100 bps year on year, reflecting further refinement of our risk and trading capabilities as well as ongoing changes in product mix, with customers favouring higher margin products such as same game multis. Favourable sports results during 2019 resulted in a further boost of 70 bps in margin though we responded to these results by giving more back to customers via increased generosity, meaning that the net increase in margin was 100 bps year-on-year.

Overall operating costs were down 1% year-on-year. While personalisation work led to additional investment in product and technology and operations, this was more than offset by savings at the sales and marketing line where we shifted spend from traditional channels to personalised digital channels. Examples of this type of promotional spend during the year include our popular “Justice Refund” campaign where we returned money to our customers through free bets. Sales and marketing costs therefore reduced 9% compared with 2018.

Underlying EBITDA1,2 reduced by £12m to £125m, offsetting much of the additional £50m in incremental taxes and product fees. Adjusting for these additional costs, EBITDA2 was 51% higher.

K-B-13

Outlook and Strategy

The Sportsbet team delivered a strong performance during 2019. While substantial increases in taxes and product fees reduced gross profit margins, most of this was recovered through continued investment in product, value and marketing, leading to strong top line growth. The business maintained operating cost discipline, extending its strong track record of delivering operating leverage.

We continued to pursue our 2018 strategy of prioritising customer generosity with positive results. Sportsbet has been recognised as having some of the best and most generous promotions in the market. This drove customer growth of 9% during the year (excluding the World Cup impact), while the number of online bettors using Sportsbet as their main mobile account of choice remains almost twice that of our nearest competitor.

Summary of Results For The Year Ended December 31, 2018 Compared With The Year Ended December 31, 2017

	2018 £m	2017 £m	Change % £	Change % A$
Sportsbook stakes	4,308	3,708	+16%	+23%
Sportsbook net revenue %	9.4%	10.9%	-1.5%	-1.5%

Total revenue	403	404	Flat	+6%

Cost of sales	(121)	(111)	+9%	+16%

Gross profit	282	292	-4%	+2%

Sales and marketing	(82)	(82)	+1%	+8%
Product and technology	(20)	(24)	-17%	-12%
Operations	(42)	(47)	-10%	-5%
Total operating costs	(145)	(153)	-5%	+1%

Underlying EBITDA[1,2]	137	139	-2%	+4%

Depreciation and amortisation	(18)	(15)	+19%	+27%

Underlying[1] operating profit	119	125	-4%	+1%

In constant currency3 terms, revenue from the Australian division in 2018 increased from 2017 by 6% to £403m with 23% stakes growth partially offset by a 150 bps decrease in the net revenue margin, which reflected less favourable sports results (approximately half of the year-on-year margin impact) and a significant investment in promotional generosity. This deliberate investment in enhanced customer value, including early-payout ‘Up’ promotions on key sports codes, extensive racing money-back offers and targeted customer bonuses and ‘Powerplay’ odds boosts, is consolidating our market leading customer proposition and driving increased customer activity. The objective of this strategic investment is to win further market share and we are encouraged by the initial returns we have seen.

This increased promotional generosity was supported by additional investment in marketing, with sales and marketing spend increasing by 8%. Total operating costs were up 1% to £145m for 2018, with other operating costs decreasing by 7%, reflecting continued operating efficiencies. As a result, notwithstanding the adverse sports results and an £8m adverse impact on cost of sales due to additional POCT and increased product fees, Underlying EBITDA1,2 increased by 4% to £137m for 2018.

PPB Retail

Our Retail division operates approximately 623 Paddy Power betting shops across the UK and Ireland.

K-B-14

Summary of Results For The Year Ended December 31, 2019 Compared With The Year Ended December 31, 2018

	2019 £m	2018 £m	Change %
Sportsbook stakes	1,793	1,779	+1%
Sportsbook net revenue %	12.8%	12.5%	+30	bps

Sports revenue	230	222	+4%
Machine gaming revenue	82	110	-25%
Total revenue	312	331	-6%

Cost of sales	(70)	(73)	-5%

Gross profit	242	258	-6%

Sales and marketing	(7)	(7)	+4%
Product and technology	(6)	(6)	+5%
Operations	(175)	(174)	+1%
Total operating costs	(189)	(187)	+1%

Underlying EBITDA[1,2]	53	72	-26%

Depreciation and amortisation	(22)	(21)	+4%

Underlying[1] operating profit	32	51	-38%

Shops at year end	623	626	Flat

The most significant development within our retail estates during 2019 was the change in UK regulation with respect to staking limits on fixed odds betting terminals. The reduction to a £2 staking limit led to a 34% decline in gaming revenues in the three quarters since the change came into effect on April 1, 2019. The revenue trend however has continued to improve as competitors retrench from the market with Paddy Power UK retail gaming revenues down 21% in Q4 2019.

Sportsbook revenue across the estate increased by 4%, with stakes growth of 1% and a 30 bps improvement in the net revenue margin. In UK retail, sportsbook staking was particularly strong in Q4 2019 as our shops benefitted from competitor closures. We have continued to expand our offering in retail with the roll-out of our next generation screens across our Irish estate which provides customers with a more immersive betting experience.

The change in fixed odds betting terminal regulation, coupled with an increase in Irish betting duty, cost the Flutter Group £34m in EBITDA2, resulting in a 26% reduction in Underlying EBITDA1,2.

Outlook and Strategy

We have been pleased with how our Retail business has responded to the change in UK regulation and remain focused on enhancing our product offering in retail units to take advantage of further expected competitor closures.

K-B-15

Summary of Results For The Year Ended December 31, 2018 Compared With The Year Ended December 31, 2017

	2018 £m	2017 £m	Change %
Sportsbook stakes	1,779	1,835	-3%
Sportsbook net revenue %	12.5%	12.4%	+0.1%

Sports revenue	222	228	-3%
Machine gaming revenue	110	106	+3%
Total revenue	331	334	-1%

Cost of sales	(73)	(71)	+4%

Gross profit	258	263	-2%

Sales and marketing	(7)	(7)	+1%
Product and technology	(6)	(6)	+3%
Operations	(174)	(169)	+3%
Total operating costs	(187)	(182)	+3%

Underlying EBITDA[1,2]	72	82	-12%

Depreciation and amortisation	(21)	(19)	+9%

Underlying[1] operating profit	51	63	-19%

Shops at year end	626	626	Flat

Revenue from UK shops in 2018 increased by 1% from 2017, while Irish shop revenue decreased by 4% in local currency over the same period. Excluding the impact of new shops and year-on-year currency movements, like-for-like6 revenue decreased by 2% in 2018 from 2017 and operating costs increased by 2% in 2018 from 2017. The like-for-like6 revenue growth was comprised of a 4% decrease in sportsbook revenues, driven by a 5% decline in stakes, and machine gaming growth of 2%. The weakness in sports staking was driven by racing in the first half of the year, which was affected by a large number of weather-related cancellations, partially offset by good growth in self-service betting terminals (“SSBTs”) and football staking. The decline in sports revenues resulted in a 12% decrease in Underlying EBITDA1,2 for the division to £72m. The new £2 staking limit for gaming machines, which will apply from 1 April 2019, will not have a material impact on our sports-led retail strategy and we are continuing to invest in extending our leadership position. Investments in 2018 included ‘Same Game Multis’ on SSBTs, the addition of a third in-house TV channel providing coverage of an extra 59 races per day and the rollout of enhanced TV displays across our estate. During the year, the overall estate size remained unchanged as we opened six shops, three in both the UK and Ireland, and closed four in the UK and two in Ireland.

The US

Our US division is comprised of FanDuel, our US sportsbook and daily fantasy sports (DFS) businesses, TVG, our leading horseracing TV and wagering network, and our online casino brands in New Jersey.

Summary of Results For The Year Ended December 31, 2019 Compared With The Year Ended December 31, 2018

	Reported		Proforma[4] Basis
	2019 £m	2018 £m	2019 £m	2018 £m	Change % £		Change % US$
Sportsbook stakes	2,326	423	2,326	423	+450%		+446%
Sportsbook net revenue %	4.4%	2.6%	4.4%	2.6%	+180	bps	+180	bps

Sports revenue	325	172	325	216	+51%		+45%
Gaming revenue	51	20	51	20	+160%		+149%
Total revenue	376	191	376	236	+60%		+54%
Cost of sales	(116)	(45)	(116)	(50)	+132%		+124%
Gross Profit	261	147	261	186	+40%		+35%
Sales & marketing	(145)	(75)	(145)	(95)	+53%		+47%
Product & technology	(44)	(23)	(44)	(32)	+36%		+30%
Operations	(112)	(63)	(112)	(73)	+52%		+47%
Total operating costs	(301)	(161)	(301)	(200)	+50%		+44%

Underlying EBITDA[1,2]	(40)	(14)	(40)	(15)	n/a		n/a
Depreciation and amortisation	(20)	(11)	(20)	(13)	+61%		+55%
Underlying[1] operating loss	(60)	(25)	(60)	(27)	n/a		n/a

K-B-16

The merger with FanDuel and the regulation of sports betting has transformed the US division. 2019 saw us expand our online offering into 3 new states. The DFS database provided 42% of our sportsbook customers, while cross sell to casino drove a 149% increase in gaming revenue. Ongoing investment in customer growth (350,000 sportsbook customers by year-end) resulted in an Underlying EBITDA1,2 loss of £40m.

Sportsbook: FanDuel generated more than £100m in sportsbook revenues during 2019 compared with £11m in 2018. This equated to a combined online market share of 44% in the 4 states in which FanDuel is live. By December 2019, FanDuel had become the largest national sportsbook in the US. Net revenue margin increased by 180 bps reflecting the benefits of a more geographically diverse customer base and improvements in risk and trading operations.

Casino: Our online casino materially benefited from sports betting cross-sell. Growth accelerated after we embedded casino content in the sports betting app in July and during December 54% of casino revenues came from sportsbook customers. This resulted in Q4 2019 gaming revenues trebling year on year, equating to a 19% share of the New Jersey casino market in Q4 2019. This was 7% higher than the comparable period in 2018.

TVG/DFS: Our established sports businesses of daily fantasy sports and TVG grew proforma4 revenue by 4%. On a combined basis, these businesses delivered double digit contribution growth, providing significant resources for investment in sportsbook customer acquisition.

The proforma4 sales and marketing cost increase of 47% represents the investment in sportsbook customer acquisition added to the existing spend on our established product set including daily fantasy sports. In tandem with driving daily fantasy sports revenues, this spend allows us to acquire potential future sports betting customers prior to a state regulating sports betting. Excluding sales and marketing, proforma4 operating costs increased by 42% as we expanded our operating capabilities, invested in product and technology, and brought our US headcount to approximately 1,000 employees.

Outlook and Strategy

The growth opportunity in the US has continued to unfold quickly during 2019. We have been encouraged by the pace of regulation to date which has seen 14 individual states pass sports betting legislation since the US Supreme Court allowed for state regulation in May 2018. These 14 US states account for approximately 24% of the total US population and with more states expected to follow, we are now increasingly confident that the total US addressable market for our products could exceed $10bn.

To take advantage of this opportunity, we continue to believe that “first skin” market access in each state is key. First skin refers to having access to the first online/mobile license that a land-based partner is granted in a particular state. Some states have only granted one skin per operator, for example Michigan, which is why securing first skin access is a priority. We were delighted to recently secure first skin market access deals with The Cordish Company in Maryland and Twin River in Colorado. This brings to 15 the number of US states in which we have first skin access. Looking ahead, we believe that the strength of our market share performance to date should make us an attractive partner in further states.

During 2019, we successfully leveraged our key US assets to acquire 285,000 additional sports betting customers, bringing our total US sports-betting customer base to over 350,000. Those key assets are:

•	A strong starting position with established businesses in the US performing strongly, growing contribution and absorbing a portion of the cost base.

•	A US database of 8.5 million customers, a rich source of customer cross sell; 42% of our sports betting customers have come from the DFS database to date and cross sell into the New Jersey casino has accelerated significantly since we embedded gaming content into our sports apps. We hope to replicate this gaming success in Pennsylvania following our launch there in late January.

K-B-17

•	The FanDuel brand which resonates strongly, benefitting from a marketing investment of $130m during 2019 alone and over $600m to date. In the sportsbook markets in which we currently operate, FanDuel has the highest unaided brand awareness and leadership in Google search trends, highlighting how the brand has mass appeal beyond its traditional DFS base. This has ultimately resulted in a very attractive average customer acquisition cost of approximately $225 since the sportsbook was launched.

•	A high quality and broad product range which we continue to innovate. We were the first operator to offer same game parlay betting and continue to be the only operator to offer it on NFL games. In addition, the integration of our risk and trading functions with our global business allows us to offer significantly more betting markets than our competitors.

•	A team that has true scale; our US marketing team numbers over 100 while we have over 350 employees continuously expanding our product and technology capabilities. This scale is unrivalled in the US online market. Over 70 experienced employees from Flutter’s global team have joined our US business over the last 18 months.

The combination of favourable customer acquisition economics and our leading product offering means that we have experienced average customer payback of less than 12 months in New Jersey, also benefitting from cross-sell to casino. Furthermore, we believe that the standalone New Jersey sportsbook will be structurally contribution positive in 2020.

In 2020, we expect to go live online in at least 3 additional states (Iowa, Tennessee and Colorado) and we also plan to progress our work on our proprietary technology stack, utilising Flutter Group assets to ensure we have sufficient scale and flexibility to deal with individual state requirements.

Summary of Results For The Year Ended December 31, 2018 Compared With The Year Ended December 31, 2017

	Reported		Proforma[4] Basis
	2018 £m	2017 £m	2018 £m	2017 £m	Change % £	Change % US$
Sportsbook stakes	423	-	423	-
Sportsbook net revenue %	2.6%	-	2.6%	-

Sports revenue	172	94	216	190	+14%	+17%
Gaming revenue	20	16	20	16	+26%	+31%
Total revenue	191	109	236	205	+15%	+18%
Cost of sales	(45)	(25)	(50)	(37)	+34%	+38%
Gross Profit	147	85	186	168	+10%	+14%
Sales & marketing	(75)	(34)	(95)	(91)	+4%	+6%
Product & technology	(23)	(9)	(32)	(29)	+12%	+16%
Operations	(63)	(37)	(73)	(57)	+28%	+32%
Total operating costs	(161)	(81)	(200)	(177)	+13%	+16%

Underlying EBITDA[1,2]	(14)	4	(15)	(9)	n/a	n/a
Depreciation and amortisation	(11)	(9)	(13)	(12)	+3%	+7%
Underlying[1] operating loss	(25)	(5)	(27)	(21)	n/a	n/a

K-B-18

Following the merger of Betfair US with FanDuel (completed July 10, 2018) and subsequent sport betting launches, Flutter’s US business in 2018 comprised revenues from the following: FanDuel fantasy sports (across 41 states); TVG horseracing (across 33 states); the FanDuel sportsbook (currently operating in New Jersey and West Virginia); and the Betfair Casino and Exchange in New Jersey.

Proforma4 revenue was up 18% in 2018 from 2017, with good underlying growth in each of Flutter’s existing businesses supplemented by £11m of new sports betting net revenue from the FanDuel merger. Excluding sports betting, revenue was up 13% in 2018 from 2017.

In 2018, TVG increased its market share in racing wagering with strong growth in active customers driven by product enhancements, including a new app with embedded streaming, and by promotions including headline ‘Money Back Specials’. The fantasy sports performance has also been driven by product enhancements and increased promotions. These include new game formats and retention promotions to drive additional growth with core fantasy players and initiatives to expand the recreational player base (including free-to-play content and single-entry contests).

The launch of the FanDuel sportsbook in New Jersey proved very successful with the brand achieving a 35% online market share across the first 5 months of full operations in 2018 (September to January are key trading months in the US as they correspond to the NFL season). During 2018, US sports betting EBITDA2 losses incurred were £24m reflecting high levels of promotional activity. In the early stage evolution of a betting market, a large amount of customer acquisition is derived from marketing promotions and free bets. This acts to depress net revenue margins in the short-term. Proforma4 Underlying EBITDA1,2 for the division excluding sports betting was £10m. This compared to a proforma4 £9m loss in 2017. The turnaround was driven by continued profit growth at TVG and the Betfair Casino together with significantly reduced losses from the combined FanDuel and DRAFT fantasy sports businesses.

Summary of Half Year Results

No discussion of quarterly results for the eight most recently completed quarters has been included due to the fact that quarterly financial statements have not been prepared by Flutter as they are not required under the Companies Act or applicable law. The following table sets forth selected consolidated financial information Flutter at and for the four most recently completed half year periods.

	For the Half Years ended
£m (except per share amounts)	Dec 31, 2019	Jun 30, 2019	Dec 31, 2018	Jun 30, 2018
Revenue	1,120	1,020	1,007	867
Net (loss) earnings	44	68	93	88
Basic net (loss) earnings per Flutter Share	85.4p	97.8p	138.0	103.7p
Diluted net (loss) earnings per Flutter Share	84.7p	97.5p	137.1p	103.3p
Total assets (as at)	5,401	5,411	5,179	4,934
Total long-term liabilities (as at)	326	662	389	234
Cash dividends declared per Flutter Share	133p	67p	133p	67p

Flutter’s results of operations can fluctuate over the half-year period due to a variety of factors, including recent acquisitions and seasonal trends.

A significant portion of the 18% increase in Flutter’s revenue between H1 2018 and H1 2019 was attributable to the FanDuel acquisition (completed in July 2018) and, to a lesser extent, the Adjarabet acquisition (completed in February 2019). On a proforma4, constant currency3 basis, revenue grew by 9% between H1 2018 and H1 2019, reflecting general growth in our existing businesses. The impact of regulatory and tax changes resulted in a 22% decrease in net earnings in H1 2019 as compared to H1 2018. This was primarily due to the introduction of POCT and incremental product fees in Australia and the increase in Irish betting duty and UK remote gaming duty. See “Overall Performance – Operating Highlights – Significant Tax and Regulatory Developments” above in this MD&A for additional details on the foregoing tax and regulatory developments. Flutter’s significant investment in the nascent US sport-betting market following its acquisition of FanDuel also increased expenses in H1 2019 relative to the comparable 2018 half year period.

K-B-19

The increase in revenue in H2 2019 as compared to H2 2018 was attributable to growth in our US sportsbook and gaming revenues, the acquisition of Adjarabet and the continued good performance in Australia. This growth was slightly offset by lower UK retail gaming revenue following the introduction of staking limits in April 2019. On a proforma4, constant currency3 basis, revenue grew by 8% between H2 2018 and H2 2019. The impact of tax and regulatory changes6 along with the investment in sportsbook customer acquisition in the US resulted in a 53% decrease in net earnings in H2 2019 as compared to H2 2018. Earnings per share fell by a lower percentage than net earnings due to the impact of the share buyback program, which was completed in February 2019, and also the sportsbook losses in our US division in which the Flutter Group owns 58%.

Flutter’s consolidated and segmental results of operations can fluctuate due to seasonal trends and other factors. Specifically, Flutter’s sports-betting operations and, correspondingly, its financial performance, are subject to the seasonal variations dictated by various sports calendars as a significant portion of Flutter’s sportsbook revenue is driven by a combination of the timing of sporting and other events and the results derived from those events. For example, revenue from Flutter’s US operations is and will continue to be generated from bets placed on American football and September to January are key trading months in the US, as they correspond to the National Football League season. Flutter’s revenue may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup. Also, the cancellation of sporting events and races could negatively impact stakes and revenue.

Liquidity and Capital Resources

Sources of Liquidity

Flutter’s policy for liquidity management is to ensure that there is sufficient liquidity in place to meet its liabilities as they fall due, both under normal or potential adverse conditions, and without resulting in undue loss or damage to Flutter.

Flutter performs regular cash projections to ensure that there is sufficient cash on hand to meet its expected obligations as they fall due. The nature of Flutter’s business and the potential volatility in sporting results can result in significant differences between expected and actual short term cash flows. Consequently, a conservative approach is applied to cash forecasting and flexibility is built into the forecast to cover potentially adverse sporting results. Cash deposit placement time periods are decided upon by reference to cash inflows forecast and expected requirements in respect of Flutter’s financial obligations. Flutter’s treasury policy sets a maximum maturity on deposits of up to 12 months. It is the Directors’ belief that Flutter’s cash deposit balances can be withdrawn without significant penalty.

Flutter has the following lines of credit:

•	A committed revolving credit bank loan facility (“RCF”) of £450m obtained from a syndicate of banks which expires in April 2023. At December 31, 2019, £117.3m of this facility was drawn down. Borrowings under the RCF are unsecured but are guaranteed by Flutter and certain of its operating subsidiaries. Borrowings under the RCF incur interest at LIBOR plus a margin of between 1.10% and 1.95% and EURIBOR plus a margin of between 1.10% and 1.95%. A commitment fee, equivalent to 35% of the margin, is payable in respect of available but undrawn borrowings.

•	A committed Term Loan facility of £250m obtained from a syndicate of banks which expires in November 2020. At December 31, 2019, £250m of this facility was drawn down. Borrowings under the Term Loan are unsecured but are guaranteed by Flutter and certain of its operating subsidiaries. Borrowings under the Term Loan incur interest at LIBOR plus a margin of between 0.60% and 2.40%.

•	Unsecured uncommitted bank overdraft facilities for working capital purposes totalling £4.3m (€5.0m). Interest is payable thereon at the bank’s prime overdraft rate plus 0.5%. Bank overdraft facilities for certain subsidiaries of Flutter are guaranteed by way of a Letter of Guarantee issued by Flutter Entertainment plc in favour of Allied Irish Banks p.l.c.

K-B-20

•	Unsecured uncommitted bank overdraft facilities for working capital purposes totalling £15m. Interest is payable thereon at the bank’s sterling base rate plus 3.5%. Bank overdraft facilities for certain subsidiaries of Flutter are guaranteed by way of a Letter of Guarantee issued by Flutter Entertainment plc in favour of AIB Flutter Group (UK) p.l.c.

•	Subsequent to December 31, 2019, on March 11, 2020, Flutter and certain of its subsidiaries entered into the TLA/RCF Facilities Agreement as described in “Material Contracts – Finance Agreements – TLA/RCF Facilities Agreement”.

At December 31, 2019 £5.0m of the bank overdraft facilities were being utilised (December 31, 2018: £nil). For a description of the contractual maturities of financial liabilities of Flutter as at December 31, 2019, please see Note 25 of the 2019 Financial Statements.

Cash Flow and Financial Position

The following sets forth summary consolidated results of Flutter’s cash flow and financial position for the years ended December 31, 2019, 2018 and 2017 from its Consolidated Financial Statements, of which the 2019 Financial Statements are in the 2019 Annual Report of Flutter incorporated by reference herein and the 2018 Financial Statements and 2017 Financial Statements are appended as Schedule A to Appendix K of the Information Circular. The following information should be read in conjunction with those Consolidated Financial Statements.

	2019 £m	2018 £m	2017 £m
Underlying EBITDA[1,2]	385	451	473

Capex	(136)	(107)	(89)

Working capital	86	(38)	55
Corporation tax	(41)	(60)	(45)

Underlying[1] free cash flow[7]	295	247	395

Cash flow from separately disclosed items	(13)	(1)	(12)
Free cash flow[7]	282	246	383

Dividends paid	(156)	(169)	(149)
Share buyback	(87)	(415)	-
Acquisitions (2019 Adjarabet; 2018 FanDuel; 2017 DRAFT)	(102)	(71)	(14)

Legacy Greek and German tax	(40)	-	-
Interest and other borrowing costs	(7)	(4)	(0)

Net proceeds from issue of shares	4	10	3
Other	3	-	-

Net decrease in cash	(104)	(403)	222

Net (debt)/cash at start of year[5]	(162)	244	36

Foreign currency exchange translation	(1)	(2)	(14)

Net (debt)/cash at year end[5]	(265)	(162)	244

Year Ended December 31, 2019

As at December 31, 2019, Flutter had Net Debt5 of £265m (2018: £162m), excluding customer balances. This increase reflects the strong positive cash flows from operations, primarily offset by enhanced shareholder returns and the acquisition of Adjarabet.

K-B-21

Flutter had £136m of capital expenditure during 2019 (2018: £107m). The year on year increase reflects on-going product development work in our online businesses and investment in additional market access in the US.

Working capital during 2019 was positively affected by material prepayments in relation to European marketing assets and US sports betting assets (approx. £30m) in 2018, the expansion of our US business and the effect of incremental taxes that were introduced or increased in 2019.

Corporation tax payments reduced during 2019 to £41m, reflecting the timing of tax payments and the lower taxable profits of the Flutter Group.

Cash flow from separately disclosed items relates to costs associated with the proposed combination with The Stars Group.

During the year, £243m was returned to shareholders by way of dividends and share buybacks.

Payment was made in 2019 to the German and Greek tax authorities relating to two contested legacy tax issues. Flutter remains confident of our grounds to appeal both of these cases.

Year Ended December 31, 2018

As at December 31, 2018, Flutter had Net Debt5 of £162m (2017: net cash of £244m), excluding customer balances. This move to a net debt position is primarily due to the initiation of Flutter’s share buyback programme, material prepayments affecting working capital and the acquisition of FanDuel.

Flutter had £107m of capital expenditure in 2018 (2017: £89m). Approximately 19% of the expenditure related to our retail business, 24% to our US business with the remainder relating to technology projects, and product development in our European and Australian online businesses.

Working capital in 2018 was adversely affected by both the timing of some Q4 2017 costs paid in Q1 2018 (approx. £20m) and material prepayments in relation to European marketing assets and US sports betting assets (approx. £30m).

The increased corporation tax payment in 2018 reflected changes in the profitability mix of the Flutter Group and the timing of tax payments.

During the year, £584m was returned to shareholders by way of dividends and share buybacks. Cash flow from separately disclosed items includes the receipt of £22m for the disposal of the Flutter Group’s remaining stake in LMAX Exchange Flutter Group in February 2018.

Market Risk

Market Risk relates to the risk that changes in prices, including sports betting prices/odds, and changes to foreign currency exchange rates and interest rates, will impact the Flutter Group’s income or the value of its financial instruments. Additional information regarding these and other risk categories are outlined below.

The management of market risk is performed by the Flutter under the supervision of the Risk Committee and the Treasury Committee and according to the guidelines approved by them. Flutter will utilise hedges where there is an identified requirement to manage profit or loss volatility. Managing the risks associated with sportsbook bets is a fundamental part of Flutter’s business. Flutter has a separate Risk Department which has responsibility for the compilation of bookmaking odds and for sportsbook risk management. The Risk Department is responsible for the creation and pricing of all betting markets and the trading of those markets through their lives. A mix of traditional bookmaking approaches married with risk management techniques from other industries is applied, and extensive use is made of mathematical models and information technology. Flutter has set predefined limits for the acceptance of sportsbook bet risks. Stake and loss limits are set by reference to individual sports, events and bet types. These limits are subject to formal approval by the Risk Committee. Risk management policies also require sportsbook bets to be hedged with third parties in certain circumstances to minimise potential losses. The profits and losses recorded on sportsbook hedging activities are recorded in ‘revenue’ in the income statement.

K-B-22

Credit Risk

Flutter’s credit risk represents the risk that a financial loss may result in the event that a counterparty to a financial instrument, a trading partner or customers fail to meet their contractual obligations.

•	Trade and other receivables: Flutter’s sports betting and gaming businesses are predominantly cash and credit card/debit card businesses where there is a requirement that the customer pays in advance when a transaction is entered into. Credit lines are provided to customers on a case by case basis for higher value customers or based on credit ratings for smaller value customers. Individual credit limits are decided upon by the credit control function in the first instance after taking into account credit and background reference checks. The collectability of outstanding trade receivable balances is closely monitored by reference to aged receivables and other reports and any receivable balances considered to be uncollectible are provided against when identified. To measure the expected credit losses, trade receivables are monitored based on credit risk characteristics and the days past due. The absence of recurring patterns for specific categories of receivables and the relative immateriality of the amounts in the context of the broader balance sheet resulted in a portfolio approach not being adopted for the purpose of impairment recognition. Trade and other receivables impairment allowances are established against individual receivable balances when there is objective evidence that such balances are likely to be uncollectible, either in full or in part. The impairment allowance also includes a collective loss component established for Flutter Groups of similar assets in respect of losses that have been incurred but not yet identified. There is no material concentration of sales with individual customers.

•	Cash investments and foreign exchange forward contracts: It is Flutter treasury policy to limit investments in cash deposits and foreign exchange forward contracts to counterparties that have a Moody’s (or equivalent) long term credit rating of A3 or higher and a Moody’s (or equivalent) short term credit rating of P1, unless otherwise specifically approved by the Investment Committee. A list of approved counterparties is maintained by Flutter. There are also limits on the percentage of total cash on deposit that can be invested with any individual counterparty. Management does not expect any counterparty to fail to meet its obligations as of the reporting date and the date of this report. There are also restrictions on the types of cash products that can be invested in. Flutter continues to carefully measure counterparty risk by monitoring credit agency ratings, Credit Default Swap spread prices and other public information, and to take action to mitigate such risks as are identified. Flutter has accordingly restricted its cash deposit investments to counterparties that had higher credit ratings and has, when required, shortened the maturities of deposits placed.

Liquidity Risk

Liquidity risk is the risk that Flutter will not be able to meet its financial obligations as they fall due. Flutter’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Flutter’s reputation.

Flutter performs regular cash projections to ensure that there is sufficient cash on hand to meet its expected obligations as they fall due. The nature of Flutter’s business and the potential volatility in sporting results can result in significant differences between expected and actual short term cash flows. Consequently, a conservative approach is applied to cash forecasting and flexibility is built into the forecast to cover potentially adverse sporting results. Cash deposit placement time periods are decided upon by reference to cash inflows forecast and expected requirements in respect of the Flutter’s financial obligations. Flutter’s treasury policy sets a maximum maturity on deposits of up to 12 months.

K-B-23

Currency Risk

Flutter is exposed to currency risk in respect of revenue, expenses, receivables, cash and cash equivalents, and other financial assets and financial liabilities (primarily trade payables, accruals and customer balances) that are denominated in currencies that are not the functional currency of the entities in Flutter. The currencies in which transactions are primarily denominated are GBP, EUR, AUD, USD and GEL. It is Flutter policy to ensure that foreign currency denominated liabilities are broadly matched by foreign currency denominated assets, primarily cash deposits. This is generally achieved by monthly sales of net foreign currency inflows into the subsidiaries’ functional currency at spot rates. Foreign exchange impacts therefore arise on the retranslation of their income and expense into their functional currency for Flutter reporting purposes. Subject to Investment Committee approval, Flutter may make use of forward contracts, intentional imbalances between foreign currency denominated liabilities and assets, and other derivatives to manage foreign currency exposures on expected future cash flows. While Flutter generally maintained a naturally hedged balance sheet, as described in the preceding paragraph, it remains exposed to exchange rate risk in respect of its expected future foreign currency denominated income and expenses in its foreign operations.

The exposure arising from the currency risk in connection to its Euro revenue is mitigated by the remeasurement effect of the Euro-denominated lease liabilities, recognised in the current accounting year as a result of the introduction of IFRS 16 Leases effective January 1, 2019. As a result, Flutter has designated the foreign currency element of the leases as a hedging instrument in relation to the exposure identified above. The effect of the revaluation of the lease liabilities designated as hedging instruments are deferred to the hedging reserve and subsequently released to the profit and loss in the month in which the revenue occurs.

As of December 31, 2019 and 2018, the Flutter Group’s foreign currency risk exposure, based on the functional currencies of its operations, was as follows:

	December 31, 2019					December 31, 2018
	EUR	GBP	AUD	USD	Other	EUR	GBP	AUD	USD	Other
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets	66.8	0.8	1.2	3.7	0.4	33.0	1.7	2.0	4.0	0.8
Non-derivative financial liabilities(1)	(140.8)	(0.8)	(0.1)	(2.9)	(0.2)	(14.9)	(0.4)	0.1	5.4	(0.3)
Derivative financial liabilities	(4.5)	-	-	-	-	(8.6)	-	-	-	-
Gross statement of financial position exposure	(78.5)	-	1.1	0.8	0.2	9.5	1.3	2.1	9.4	0.5

Note:

(1)	This includes the EU IFRS 16 lease liability. See below.

The following are the significant exchange rates that applied during the year:

To 1 GBP:	Average rate		December 31 (mid-spot rate)
	2019	2018	2019	2018
EUR	1.139	1.130	1.175	1.118
AUD	1.835	1.760	1.880	1.813
USD	1.286	1.334	1.320	1.280
GEL	3.591	-	3.773	-

Effects of hedge accounting on the financial position and performance

Following the introduction of IFRS 16, the Flutter Group has designated the Euro lease liability in its GBP functional currency companies as a hedging instrument in a hedge of its highly probable future Euro revenues. The effects of the foreign currency-related hedging instruments on the Flutter Group’s financial position and performance are as follows:

	2019	2018
	£m	£m
Carrying amount (current liability)	2.3	-
Notional amount	48.1	-
Maturity date	January 2041	-
Hedge ratio	100%	-
Change in intrinsic value of the outstanding hedging instruments since inception of the hedge	2.3	-

K-B-24

A 10% increase and decrease in the value of pound sterling against the following currencies at December 31, 2019 and 2018 would have increased / (decreased) profit and equity by the amounts below as a consequence of the retranslation of foreign currency denominated assets and liabilities at those dates. It is assumed that all other variables, especially interest rates, remain constant in the analysis.

	Profit		Equity
	10% increase	10% decrease	10% increase	10% decrease
	£m	£m	£m	£m
December 31, 2019
EUR	3.0	(3.0)	4.1	(4.1)
AUD	(0.1)	0.1	(10.5)	10.5
USD	-	-	(73.7)	73.7
GEL	-	-	(12.9)	12.9
December 31, 2018
EUR	(1.0)	1.0	-	-
AUD	(0.2)	0.2	(16.4)	16.4
USD	(0.9)	0.9	(72.0)	72.0

Interest Rate Risk

Interest rate risk arises primarily from Flutter’s borrowings which are at a floating rate. Flutter may manage this risk through the use of interest rate derivatives as appropriate. At December 31, 2019, Flutter was not party to any such derivative. Excess cash funds are invested in interest-bearing bank deposits on which the interest rate is fixed for the term of the deposit. Flutter treasury policy imposes limits on the terms over which cash can be placed on deposit. For more information regarding the interest rate risks refer to Note 27 of the 2019 Financial Statements.

Off-Balance Sheet Arrangements

As at December 31, 2019, Flutter had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Flutter’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Internal controls are in place to ensure that any related party transactions involving Directors or their connected persons are carried out on an arm’s length basis and are disclosed in the Consolidated Financial Statements, of which the 2019 Financial Statements are in the 2019 Annual Report of Flutter incorporated by reference herein and the 2018 Financial Statements and 2017 Financial Statements are appended as Schedule A to Appendix K of the Information Circular. The principal related party transactions requiring disclosure under IAS 24 Related Party Transactions relate to the existence of subsidiaries and transactions with these entities entered into by Flutter, transactions with Directors and the identification and compensation of key management personnel.

There were no transactions with related parties during 2019 or 2018 that materially impacted the financial position or performance of Flutter.

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Proposed Transactions

On October 2, 2019, Flutter announced that it has entered into a definitive arrangement agreement with The Stars Group. The transaction is expected to close in the second or third quarter of 2020. Refer to the Information Circular for further information regarding this transaction.

K-B-25

Changes in Accounting Policies including Initial Adoption

The Consolidated Financial Statements are prepared on the historical cost basis except for betting transactions and foreign exchange forward contracts (which are recorded as derivative financial instruments), investments, contingent deferred consideration and certain share-based payments, all of which are stated at fair value (grant date fair value in the case of share-based payments). The Consolidated Financial Statements are presented in GBP and are rounded to the nearest million. Further to IAS Regulation (EC1606/2002, ‘Accounting standards adopted for use in the EU’), EU law requires that the annual consolidated financial statements of Flutter be prepared in accordance with EU IFRS adopted by the EU. The Consolidated Financial Statements have been prepared on the basis of EU IFRS adopted by the EU and effective for accounting periods ending on or after January 1, 2019. The accounting policies applied in the preparation of these Consolidated Financial Statements have been applied consistently during the year and prior year, except as highlighted below in “Recent Accounting Pronouncements”.

Recent Accounting Pronouncements

The IASB have issued the following standards, policies, interpretations and amendments which were effective for the Flutter Group for the first time in the year ended December 31, 2019:

•	IFRS 16 Leases

•	IFRIC 23 Uncertainty over Income Tax Treatments

•	Amendments to EU IFRS 9 Prepayment Features with Negative Compensation

•	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

•	Annual improvements to EU IFRS Standards 2015-2018 Cycle

•	Amendments to IAS 19: Plan amendment, Curtailment or Settlement

The adoption of the above new standards and interpretations with the exception of IFRS 16 did not have a significant impact on the Flutter Group’s consolidated financial statements.

The Flutter Group has also adopted IFRS 16 Leases from January 1, 2019. IFRS 16 introduced a single on-balance sheet accounting model for lessees. As a result, the Flutter Group as a lessee has recognised right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligations to make lease payments.

The Flutter Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial recognition is recognised in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated – i.e. it is presented as reported under IAS 17 and related interpretations. The details of the changes in accounting policies are discussed below.

As a lessee

As a lessee, the Flutter Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership of the underlying asset. Under IFRS 16, the Flutter Group recognises right of use assets and lease liabilities for most leases – i.e. these leases are recorded on the statement of financial position.

However, the Flutter Group has elected not to recognise the right-of-use assets and lease liabilities for a small amount of leases of low value assets (e.g. office equipment). The Flutter Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

K-B-26

The Flutter Group recognises a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at deemed cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs. It is subsequently measured at cost less accumulated depreciation and impairment in accordance with the Flutter Group’s accounting policies. It is depreciated over the shorter of the lease term and the useful life of the right-of-use asset, unless there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term. If there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term, the Flutter Group depreciates the right-of-use asset over the useful life of the underlying asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Flutter Group’s incremental borrowing rate. Generally, the Flutter Group uses its incremental borrowing rate as the discount rate. To determine the incremental borrowing rate, the Flutter Group, where possible, used recent third-party borrowings as a benchmark to determine the borrowing rate that would be attached to a secured borrowing having similar amount, economic environment and duration as the individual lease.

Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the Flutter Group under residual value guarantees

•	the exercise price of a purchase option if the Flutter Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Flutter Group exercising that option

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by the lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Flutter Group has applied judgement to determine the lease term for some lease contracts in which it is a lease that includes renewal options. The assessment of whether the Flutter Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right of use assets recognised.

Transition

Until December 31, 2018, leases of property, plant and equipment where the Flutter Group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other short-term and long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the asset’s useful life, or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Flutter Group will obtain ownership at the end of the lease term.

K-B-27

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Flutter Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease, unless another systematic basis was more appropriate.

The Flutter Group leases various licenced betting and other offices under operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The leases have, on average, approximately five years left to run (if the Flutter Group was to exercise available break options), with a right of renewal after that date. Lease rentals are typically reviewed every five years to reflect market rental rates or changes in general inflation rates.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments discounted at the Flutter Group’s incremental borrowing rate at January 1, 2019. Right of use assets are measured at either:

•	their carrying amounts as if IFRS 16 had been applied since the commencement date, discounted using the leases incremental borrowing rate at the date of initial application.

•	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Flutter Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Applied the exemption not to recognise right of use assets and liabilities for leases with less than 12 months of lease term and leases for which the underlying asset is of low value

•	Relied on previous assessments on whether leases are onerous as an alternative to performing an impairment review

•	Applied portfolio level accounting for leases with similar characteristics

•	Excluded initial direct costs from measuring the right of use asset at the date of initial application

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease

As a lessor

The Flutter Group has a small number of properties that are sublet. The accounting policies applicable to the Flutter Group as a lessor are not different from those under IAS 17.

At inception, the Flutter Group determines whether each lease is a finance lease or an operating lease, by reference to the transfer of all risks and rewards in connection to ownership of the underlying asset. In this case, the Flutter Group applies the derecognition and impairment requirements in EU IFRS 9 to the net investment in the lease.

When the Flutter Group is an intermediate lessor the sub leases are classified with reference to the right of use asset arising from the head lease, not with reference to the underlying asset.

Under operating leases, the Flutter Group recognises the income generated by the lease on an accruals basis over the life of the contract.

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Impact on financial statements

Impact on transition

On transition to IFRS 16, the Flutter Group recognised additional right of use assets and additional lease liabilities. The impact on transition is summarised below.

January 1,2019
£m
Right of use assets	157.2
Provisions	1.2
Payables	7.6
Lease liabilities	(162.3)
Trade and other receivables including prepayments	(3.7)

As the Flutter Group measured the right of use assets at an amount equal to the lease liabilities, no adjustment to retained earnings was required.

The provisions derecognised referred to previously identified onerous leases that under IAS 17 had required, in previous accounting periods, the recognition of a provision which, under IFRS 16, is incorporated in the overall lease liability.

When measuring leases liabilities for leases that were classified as operating leases, the Flutter Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 3%.

January 1, 2019
£m
Operating lease commitments at December 31, 2018 as disclosed in the Flutter Group’s consolidated financial statements	182.1
Less payments not to be included within lease liability	(2.5)
Discounted using the incremental borrowing rate at January 1, 2019	(17.3)
Lease liabilities recognised at January 1, 2019	162.3

Impacts for the period

As a result of initially applying IFRS 16 in relation to the leases that were previously classified as operating leases, the Flutter Group recognised £166.0m of right of use assets and £170.5m of lease liabilities as at December 31, 2019.

Also in relation to those leases under IFRS 16, the Flutter Group has recognised depreciation and interest costs instead of operating lease expense. During the year ended December 31, 2019, the Flutter Group recognised £36.7m of depreciation charges and £5.0m of interest costs from these leases.

Adopted EU IFRS Not Yet Applied

The following EU IFRSs have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the financial statements:

•	Amendments to references to the Conceptual Framework in EU IFRS Standards (effective date 1 January 2020)

•	Definition of a business (Amendments to IFRS 3) (effective date 1 January 2020)

•	Definition of material (Amendments to IAS 1 and IAS 8) (effective date 1 January 2020)

•	EU IFRS 17 Insurance Contracts (effective date 1 January 2021)

•	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date to be confirmed)

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Financial Instruments and Other Instruments

Derivative Financial Instruments

Flutter holds certain derivative financial instruments which are initially recognised at fair value. Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by Flutter on initial recognition as financial liabilities at fair value through profit or loss. The carrying amount of the liabilities is not significantly different from the amount that Flutter is expected to pay out at maturity of the financial instruments. Sports bets are non-interest bearing. There is no interest rate or credit risk associated with open sports bets. See “Liquidity and Capital Resources – Market Risk” for a discussion of Flutter’s risk exposures in relation to its use of financial instruments.

Non-Derivative Financial Instruments

Non-derivative financial instruments comprise cash and cash equivalents, restricted cash, investments, trade and other receivables and trade and other payables. A financial instrument is recognised if Flutter becomes a party to the contractual provisions of the instrument. Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents for the purpose of the statement of cash flows comprise cash and call deposits with an original maturity of three months or less.

Restricted cash represents cash held by the Flutter Group but which is ring fenced, or used as security for specific arrangements (such as cash held on the balance sheet in designated client fund accounts where certain jurisdictions require the Flutter Group to do so, or as collateral for a bank guarantee), and to which the Flutter Group has restricted access for a period of time. It includes funds held to cover monies owed to customers, as per the terms of the Australian corporate sports book making licences issued to Sportsbet and also funds held to cover monies owed to customers in our US businesses. Restricted cash is classified as amortised cost. Restricted cash balances are further classified as current or non-current depending on when the restriction first ends.

Neither cash and cash equivalents or restricted cash include certain customer funds deposited in a stakeholder account held by The Sporting Exchange (Clients) Limited, a wholly-owned subsidiary of Flutter, on the basis that they are held on trust for customers and do not belong to and are not at the disposal of Flutter.

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Subsequent to initial recognition, cash and cash equivalents and trade and other payables are measured at amortised cost.

Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for expected credit losses.

Investments in equity are measured at fair value and changes therein, are recognised in the consolidated income statement unless the irrevocable option at initial application to present changes in fair value in the Consolidated Statement of Comprehensive Income (“OCI”) is chosen. This designation is made on an instrument by instrument basis. Fair value is determined using a discounted cash flow which requires estimation of future net operating cash flows, the time period over which they will occur, an appropriate discount rate and discounts for lack of marketability and lack of control that pertains to the minority stake.

Financial assets are derecognised if Flutter’s contractual right to the cash flows from the financial assets expire or if Flutter transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e. the date that Flutter commits itself to purchase or sell the asset. Financial liabilities are derecognised if Flutter’s obligations specified in the contract expire or are discharged or cancelled.

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Schedule c

Terms of reference of the audit committee

See attached.

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FLUTTER ENTERTAINMENT PLC (THE “COMPANY”)
AUDIT COMMITTEE - TERMS OF REFERENCE

as approved by the Board in December 2019

1.	Membership

1.1	Members of the Committee are appointed by the Board, on the recommendation of the Nomination Committee in consultation with the Chair of the Audit Committee (the “Committee Chair”). The Committee shall be made up of at least three members and shall include at least one member of the Risk Committee.

1.2	All members of the Committee shall be independent non-executive directors at least one of whom shall have recent and relevant financial experience and with competence in accounting and/or auditing. The Chair of the Board shall not be a member of the Committee.

1.3	Only members of the Committee have the right to attend Committee meetings. On occasion, other individuals (for example, other directors, management and external advisers) may be invited by the Committee Chair to attend all or part of any meeting of the Committee.

1.4	The external auditor shall be invited to attend meetings of the Committee on a regular basis.

1.5	The Board shall periodically review membership of the Committee at the instigation of the Chair of the Board.

1.6	On the recommendation of the Chair of the Nomination Committee, the Board shall appoint the Committee Chair who shall be an independent non-executive director. In the absence of the Committee Chair and/or an appointed deputy, the remaining members present shall elect one of themselves to chair the meeting.

2.	Secretary

2.1	Such person as the Committee Chair nominates shall act as the Secretary of the Committee.

2.2	The Secretary shall minute the proceedings and resolutions of all meetings of the Committee, including recording the names of those present and in attendance.

2.3	The Secretary shall ascertain, at the beginning of each meeting, the existence of any conflicts of interest and minute them accordingly.

2.4	Minutes of Committee meetings shall be circulated to all members of the Committee and, once agreed, to all members of the Board, unless it would be inappropriate to do so in the opinion of the Committee Chair.

3.	Quorum

The quorum necessary for the transaction of business shall be two members. A duly convened meeting of the Committee (attendance by telephone, video conference or similar is acceptable for the purposes of determining a quorum) at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.

4.	Meetings

4.1	The Committee shall meet at least three times a year at appropriate times in the reporting and audit cycle and otherwise as required as determined by the Committee Chair. When deemed necessary or desirable by the Committee or the Committee Chair, decisions may be taken by unanimous written consent.

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4.2	Outside of the formal meeting programme, the Committee Chair will maintain a dialogue with key individuals involved in the Company’s governance, including the Board Chair, the Chief Executive Officer, the Chief Financial Officer, the external audit lead partner and the Director of Internal Audit.

4.3	The Committee shall approve the annual calendar of its meetings.

5.	Notice of Meetings

5.1	Meetings of the Committee shall be called by the Secretary of the Committee at the request of the Committee Chair or at the request of external or internal auditors if they consider it necessary.

5.2	Unless otherwise agreed, notice of each meeting confirming the venue, time and date and dial-in details (if required), together with an agenda of items to be discussed, shall be forwarded to each member of the Committee and any other person required to attend. Supporting papers shall be sent to Committee members and to other attendees as appropriate, at the same time.

5.3	Notices, agendas and supporting papers can be sent in electronic form where the recipient has agreed to receive documents in such a way.

6.	Self-Evaluation

At least once a year, the Committee shall review its own composition, performance and terms of reference and recommend any changes it considers necessary to the Board for approval.

7.	Annual General Meeting and Shareholder Engagement

7.1	The Committee Chair shall attend the Annual General Meeting, and if requested to do so by the Chair of the Board, shall be prepared to respond to any shareholder questions on the Committee’s activities.

7.2	The Committee shall, through the Chair of the Board or through the Chair of the Committee, ensure that the Company maintains contact as required with its principal shareholders about matters within the Committee’s remit.

8.	Duties

8.1	The Committee shall carry out the duties set out below for the parent Company, major subsidiary undertakings and the Group as a whole, as appropriate.

8.2	The Committee shall also review other disclosures and documents as determined by the Board from time to time.

9.	Financial Reporting

9.1	The Committee shall monitor the integrity of the financial statements of the Company, including its annual and interim reports, interim management statements, preliminary results announcements and any other formal announcement relating to its financial performance, reviewing significant financial reporting issues and judgements which they contain before submission to the Board. The Committee shall also review, and where appropriate report to the Board, on significant financial reporting issues and judgements made in connection with the preparation of the Group financial statements, interim statements, preliminary announcements, significant financial returns to regulators and any significant financial information contained in certain other documents, such as announcements of a price sensitive nature. The Committee shall review all trading statements prior to release.

9.2	The Committee shall review and challenge where necessary:

(a)	the consistency of, and any changes to, accounting and treasury policies both on a year on year basis, including any significant estimates or judgments across the Company/Group;

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(b)	the methods used to account for significant or unusual transactions where different approaches are possible;

(c)	whether the Company has followed appropriate accounting standards and made appropriate estimates and judgements, taking into account the views of the external auditor;

(d)	the Committee will review and monitor any significant adjustments arising from the audit;

(e)	financial statements and consider whether any disclosures made are appropriate and set in context; and

(f)	all material information presented with the financial statements, such as the operating and financial review, the corporate governance statement and the directors’ report.

9.3	The Committee shall review any other statements requiring Board approval which contain financial information first, where to carry out a review prior to Board approval would be practicable and consistent with any prompt reporting requirements under any law or regulation.

9.4	Where requested by the Board, the Committee shall review the content of the Annual Report and Accounts and advise the Board on whether, taken as a whole, it is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy and whether it informs the Board’s statement in the Annual Report on these matters that is required under the UK Corporate Governance Code.

9.5	The Committee shall review the assessment of the prospects of the Company over the long term, including the appropriateness of the length of period reviewed, and shall make a recommendation to the Board to enable the Directors to state that they have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment.

9.6	The Committee shall assess the effectiveness of the Group’s financial reporting procedures.

10.	Internal Controls and Financial Risk Management Systems

10.1	The Committee shall:

(a)	keep under review the adequacy and effectiveness of the Company’s internal controls and financial risk management systems;

(b)	review the policies and overall process for identifying and assessing business financial risks and managing their impact on the Company and the Group and enquire of management of any material deficiencies in the design or operation of the systems of internal control, of the existence of any material breakdown in controls or evidence of fraud or material misstatement of financial reports;

(c)	review regular assurance reports from management, internal audit and financial risk management, external audit, and others on matters related to financial risk and control; and

(d)	review the timeliness of, and reports on, the effectiveness of corrective action taken by management.

(e)	The Committee shall review and approve the statements to be included in the Annual Report concerning internal controls and financial risk management processes (which should include a confirmation by the Committee that they have carried out a robust assessment of emerging and principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity, together with a description of these risks and an explanation of how they are being managed or mitigated).

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11.	Whistleblowing, fraud and compliance

11.1	The Committee shall:

(a)	review the Company’s arrangements for its employees to raise concerns, in confidence, and if they wish, anonymously, about possible wrongdoing in financial reporting or other matters. The Committee shall ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action. These shall also be reported to and discussed by the Board; and

(b)	review the Company’s procedures for detecting fraud.

12.	Internal Audit

12.1	The Committee shall:

(a)	approve the appointment and removal of the Director of Internal Audit;

(b)	consider and approve the remit of the Internal Audit function and ensure it is independent, has adequate resources and appropriate access to information to enable it to perform its function effectively and in accordance with the relevant professional standards;

(c)	ensure the Internal Audit function has unrestricted scope, the necessary resources and access to information to enable it to fulfil its mandate, ensure there is open communication between different functions and that the Internal Audit function evaluates the effectiveness of these functions as part of its internal audit plan, and ensure that the internal audit function is equipped to perform in accordance with appropriate professional standards for internal auditors;

(d)	review and approve the remit of Internal Audit and approving and reviewing the Audit Charter annually ensuring it is appropriate for the current needs of the organisation;

(e)	review, assess and approve the annual internal audit plan to ensure it is aligned to the key risks and emerging risks of the business, including any material changes to the plan and receive and review reports on the work of Internal Audit on a regular basis;

(f)	monitor and review the effectiveness of the Group’s Internal Audit function in the context of the Company’s overall financial risk management system and the work of Finance and the external auditor;

(g)	carry out an annual assessment of the effectiveness of the Internal Audit function, and as part of this assessment:

(i)	review and assess the annual internal audit work plan;

(ii)	receive a report on the results of Internal Audit’s work;

(iii)	determine whether it is satisfied that the quality, experience and expertise of the Internal Audit function is appropriate for the business;

(iv)	review the actions taken by management to implement the recommendations of Internal Audit and internal audit reports and to support the effective working of the Internal Audit function; and

(v)	meet the Director of Internal Audit at least once a year, without other management being present, to discuss their remit, the effectiveness of the function and any issues arising from the internal audits carried out. In addition, the Director of Internal Audit shall be given the right of direct access to the Committee where necessary.

consider whether an independent, third party review of processes is appropriate.

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13.	External Audit

13.1	The Committee shall:
(a)	conducting the tender process and making recommendations to the Board about the appointment, re-appointment and removal of the Company’s external auditor;

(b)	if an external auditor resigns, investigate the issues leading to this and decide whether any action is required;

(c)	develop and oversee the selection process for the appointment of the audit firm, ensuring that all tendering firms have access to all necessary information and individuals during the tendering process;

(d)	oversee the relationship with the external auditor including (but not limited to):

(i)	approval of their remuneration, whether fees for audit or non-audit services, and that the level of fees is appropriate to enable an adequate audit to be adequately conducted;

(ii)	approval of their terms of engagement, including any engagement letter issued at the start of each audit and the scope of the audit;

(iii)	assessing annually their independence and objectivity taking into account relevant professional and regulatory requirements, the FRC Ethical Standard, the IAASA Ethical Standard and the Group’s relationship with the auditor as a whole, including any threats to the auditor’s independence and the safeguards applied to mitigate those threats, including the provision of any non-audit services;

(iv)	satisfying itself that there are no relationships (such as family, employment, investment, financial or business) between the external auditor and the Company (other than in the ordinary course of business), which could adversely affect the auditor’s independence and objectivity;

(v)	agreeing with the Board a policy on the employment of former employees of the Company’s external auditor, taking into account the FRC Ethical Standard, the IAASA Ethical Standard and legal requirements, and monitoring the implementation of this policy;

(vi)	monitoring the auditor’s processes for maintaining independence, its compliance with relevant legislation, regulation, ethical and professional guidance, including on the rotation of audit partners;

(vii)	monitoring the level of fees paid by the Group to the external auditor compared to the overall fee income of the firm, office and partner and assess these in the context of relevant legal, professional and regulatory requirements, guidance, the FRC Ethical Standard and the IAASA Ethical Standard;

(viii)	assessing annually their qualifications, expertise and resources and the effectiveness of the audit process which shall include a report from the external auditor on their own internal quality procedures;

(ix)	seeking to ensure co-ordination with the activities of the Internal Audit function; and

(x)	evaluating the risks to the quality and effectiveness of the financial reporting process in the light of the external auditor’s communications with the Committee.

13.2	meet regularly with the external auditor, including once at the planning stage before the audit and once after the audit at the reporting stage. The Committee shall meet the external auditor at least once a year, without management being present, to discuss their remit and any issues (including, but not limited to, difficulties or reservations) arising from the audit. The Committee Chair shall be available for private discussion with the external auditor if required;

13.3	discuss with the external auditor the factors that could affect audit quality and review and approve the annual audit plan and ensure that it is consistent with the scope of the audit engagement, ensuring it is consistent with the scope of the audit engagement, having regard to the seniority, expertise and experience of the audit team;

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13.4	review the findings of the audit with the external auditor (including prompt notification of any significant audit findings). This shall include but not be limited to, the following:

(a)	a discussion of any major issues which arose during the audit;

(b)	the auditor’s explanation of how the risks to audit quality were addressed;

(c)	key accounting and audit judgements;

(d)	the basis for the going concern assumption;

(e)	levels of errors identified during the audit;

(f)	compliance with relevant financial reporting standards and relevant financial and governance reporting requirements; and

(g)	review of the external auditor’s report on the Group’s annual financial statements.

13.5	at the end of the annual audit cycle, the Committee will assess the effectiveness of the annual audit cycle and report to the Board as necessary;

13.6	review all representation letters requested by the external auditor before they are signed by management;

13.7	review the management letter and management’s response to the external auditor’s findings and recommendations;

13.8	develop and implement a policy on the engagement of the external auditor to supply non-audit services, ensuring there is a prior approval of non-audit services, considering the impact this may have on independence, taking into account the relevant regulations and ethical guidance on the matter. The policy should include consideration of the following matters (i) threats to the independence and objectivity of the external auditor and any safeguards in place; (ii) the nature of the non-audit services; (iii) whether the external audit firm is the most suitable supplier of the non- audit service; (iv) the fees for the non-audit services, both individually and in aggregate, relative to the audit fee; and (v) the criteria governing compensation. The Committee will review this policy annually and make recommendations to the Board if changes are required.

14.	Reporting Responsibilities

14.1	The Committee Chair shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities. The report shall include (where appropriate):

(a)	the significant issues that it considered in relation to the financial statements and how these were addressed;

(b)	its assessment of the independence and effectiveness of the external audit process and its recommendation on the appointment or reappointment of the external auditor, including any retendering plans; and

(c)	any other issues on which the Board has requested the Committee’s opinion.

14.2	The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed and make recommendations as to the steps to be taken.

14.3	A report to shareholders on the Committee’s activities shall be included in the Company’s Annual Report. This report should include an explanation of how the Committee has addressed the independence and effectiveness of the external audit process; the significant issues that the Committee considered in relation to the financial statements and how these issues were addressed, having regard to matters communicated to it by the auditor; and all other information requirements set out in the UK Corporate Governance Code.

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14.4	In the compiling the reports referred to in 14.1 the Committee should exercise judgement in deciding which of the issues it considers in relation to the financial statements are significant, but should include at least those matters that have informed the Board’s assessment of whether the Company is a going concern, including material uncertainties, and the inputs to the Board’s viability statement. The report to shareholders need not repeat information disclosed elsewhere in the Annual Report and Accounts, but could provide cross-references to that information.

15.	Other Matters

15.1	The Committee shall:

(a)	have access to sufficient resources in order to carry out its duties, including access to the Company Secretariat for assistance as required;

(b)	avail of appropriate and timely training as they see fit, both in the form of an induction programme for new members and on an ongoing basis for all members;

(c)	give due consideration to laws and regulations, the provisions and requirements of the UK Listing Authority, the Listing Rules of Euronext Dublin, UK Corporate Governance Code and any other applicable rules as appropriate;

(d)	oversee any investigation of activities which are within its terms of reference and act as a court of the last resort;

(e)	work and liaise as necessary with all other Board Committees, taking particular account of the impact of risk management and internal controls being delegated to different committees;

(f)	convene a joint meeting (at least once a year) with the Risk Committee, to include a review of the risk management process as a whole for its appropriateness and effectiveness in identifying emerging and principal risks and emerging risks and how those risks are being managed and mitigated and the Group Risk Register and the appropriateness of management’s risk appetite. This joint meeting will be convened and chaired by the Committee Chair; and

(g)	management will ensure that adequate resources and advice are made available to the Committee to undertake its duties. Management will ensure that all internal controls, financial, accounting, auditing, legal, compliance, regulatory and any other information required by the Committee to carry out its work is made available to the Committee promptly.

16.	Authority

16.1	The Committee is authorised by the Board to:

(a)	undertake any activity within its terms of reference;

(b)	seek any information it requires from any employee of the Group in order to perform its duties and may call any employee to be questioned at a meeting of the Committee as and when required;

(c)	obtain, at the Company’s expense, outside legal or other professional advice on any matter within its terms of reference and invite those persons to attend at meetings of the Committee;

(d)	investigate any matter related to any aspect of the business of the Flutter Group;

(e)	have the right to publish in the Company’s Annual Report, details of any issues that cannot be resolved between the Committee and the Board; and

(f)	delegate any of its powers to one or more of its members.

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Schedule d

BOARD MANDATE

See attached.

K-D-1

FLUTTER ENTERTAINMENT PLC (THE “COMPANY”)
MATTERS RESERVED FOR THE BOARD

as approved by the Board in December 2019

The following are the matters which are specifically reserved for the Board of Directors of the Company (the “Board”):

1.	Strategy and Management

1.1	Responsibility for the overall leadership of the Company and its subsidiaries (the “Group”) and setting and monitoring the long-term strategic aims and objectives and overall business and commercial strategy, purpose and values such that it aligned to the Group’s culture, annual budget and forecasts and any material changes to them.

1.2	The Executive Directors of the Company are responsible for the day-to-day management of the Group, and in discussion with the Board, for developing the Group business strategy and objectives, and, once approved by the Board, ensuring their successful implementation.

1.3	The Board should understand the views of the Group’s key stakeholders. As part of this, it will have in place a method for engaging with the workforce in line with the UK Corporate Governance Code. The Board should also ensure that there are arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters. It may delegate the regular review of this to another Board Committee, but it will be kept updated on investigations and actions.

1.4	Oversight of Group’s operations ensuring competent and prudent management, sound planning, maintenance of a robust system of internal control and risk management, adequate accounting and other records and compliance with statutory and regulatory operations.

1.5	Approval of any material extension of the Group’s activities into new business or geographic areas and any decision(s) to cease to operate all or any material part(s) of the Group’s business.

2.	Structure and Capital

2.1	Approval of changes to the Company’s capital structure including but not limited to any reduction of capital, share buy backs or issue of shares or other securities (except under employee share plans).

2.2	Approval of any issue of securities by a Group entity to a person who is not a subsidiary of the Group, where such issue is material in the context of the Group.

2.3	Approval of any proposed alteration to the articles of association of the Company.

2.4	Approval of any changes to the Company’s status as a public listed company, its listing or the markets on which its securities are traded.

2.5	Approval of any major restructuring or reorganisation of the Group and any major changes to the Group’s management or control structures.

2.6	Approval of any third-party borrowings by the Group.

2.7	Approval of any third-party guarantees given by the Group for amounts in excess of £5 million or by the Company.

3.	Financial Reporting and Internal Controls

3.1	Approval of the announcements relating to the preliminary results, half-year results and any Trading updates.

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3.2	Approval of the annual report and accounts of the Company.

3.3	Approval of the dividend policy, determination of any interim dividend and the recommendation (subject to the approval of shareholders in general meeting) of any final dividend to be paid by the Company or of any other distributions by the Company.

3.4	Approval of any material changes in accounting policies and practices.

3.5	Approval of material unbudgeted capital or operating expenditures.

3.6	Ensuring maintenance of a sound system of internal control and risk management, and approval of an appropriate statement for inclusion in the annual report.

4.	Governance Matters

4.1	Approval of any listing particulars or prospectuses, circulars to holders of the Company’s securities and recommendations in respect of any matters or notices which may be submitted to holders of the Company’s securities in accordance with statutory or regulatory requirements, including those of the Central Bank of Ireland, Financial Conduct Authority, London Stock Exchange, Euronext Dublin or other regulatory body (as applicable) or the Company’s articles of association.

4.2	Convening an annual or extraordinary general meeting of the Company and approval of all resolutions and corresponding documentation to be put to shareholders.

4.3	Changes to the structure, size and composition of (including appointments to) the Board and its committees and succession planning for the Board and senior management, following recommendations by the Nomination Committee.

4.4	The selection and appointment of the Chair and Senior Independent Director following recommendations by the Nomination Committee.

4.5	Division of responsibilities between the Chairman and the Chief Executive Officer.

4.6	The appointment or removal of the Chief Executive Officer.

4.7	Appointment or removal of the Company Secretary.

4.8	Continuation in office of Directors at the end of their term of office, when they are due to be re-elected by shareholders at the AGM, and at any time, including the suspension or termination of service of an Executive Director as an employee of the Group.

4.9	Formal and rigorous annual review of the performance of the Board and its committees, individual directors and the division of responsibilities, and determining the independence of Non-Executive Directors in light of their character, judgement and relationships.

4.10	Receiving and considering the views of the Company’s shareholders and ensuring a satisfactory dialogue with shareholders based on the mutual understanding of objectives.

4.11	Approval of any conflicts of any Board Directors.

4.12	Review of the Group’s overall corporate governance arrangements.

4.13	Granting of powers of attorney by the Company.

4.14	Approval of the Group’s levels of insurance, including directors’ and officers’ liability insurance.

4.15	Any substantive interaction with regulators and other relevant statutory authorities, including during any investigations.

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4.16	Adoption of (or material amendment or variation to) the major Group policies from time to time of the Group.

4.17	Approval of material changes to and monitoring of the Group’s securities dealing codes.

4.18	Appointment of the Company’s principal financial and other professional advisers, including the appointment or reappointment of the external auditor to be put to shareholders for approval, following recommendations from the Audit Committee.

5.	Remuneration

5.1	Determination and agreement with the Remuneration Committee of the framework or Remuneration Policy where requiring approval by shareholders.

5.2	Introduction of new or major changes to existing employee incentive plans.

5.3	Determination of the remuneration of Non-Executive Directors of the Company (excluding the Chair) on the recommendation of the Executive Directors, subject to the articles of association of the Company.

5.4	Approval of any material changes to the rules of any pension plan or the introduction of any new pension schemes.

6.	Contracts and Expenditure

6.1	Approval of all major capital projects, contracts, corporate actions or related actions and investments with respect to the Company or another member of the Group that will have, or is likely to have:

(a)	a financial cost greater than £15 million; or

(b)	in the case of marketing and advertising contracts, which have previously been approved by the Board, £20 million subject to no material changes to the terms thereof.

6.2	Approval of any Class 1 or 2 transaction or related party transactions, as defined by the Euronext Dublin or London Stock Exchange Listing Rules.

6.3	Approval of any takeover offer for another company within the City Code on Takeovers and Mergers or the Irish Takeover Rules.

6.4	Approval of all material joint ventures and material arrangements with customers or suppliers.

6.5	Approval of any acquisition or disposal (whether in a single transaction or series of transactions) not within the City Code on Takeovers and Mergers or the Irish Takeover Rules by any member of the Group of:

(a)	any business (or any material part of any business) with a value in excess of £5 million;

(b)	any shares in any company with a value in excess of £5 million, and

(c)	any asset with a value in excess of £5 million.

6.6	Any major decision relating to the conduct (or settlement) of any material legal proceedings (including any litigation or other dispute resolution proceedings) to which the Group is a party where the potential liability or claim is considered to be material, or which are otherwise material to the interests and reputation of the Group.

K-D-4

7.	Delegated Authority

7.1	Determination and review of the terms of reference for the Committees of the Board and receiving regular reports on their activities.

7.2	Approval of the delegated authority limits for the Chief Executive Officer, Chief Financial Officer and other Directors, including approval of lists of delegated authority to approve expenditure, investments, and other matters as the Board may determine.

8.	Other Matters

8.1	Considering the balance of interests between shareholders, employees, customers and the community.

8.2	Approval of any other matters which are reserved for decision by the Board in accordance with the requirements of applicable law, regulation or pursuant to accepted best practice or under the articles of association of the Company.

8.3	Any decision likely to have a material impact on the Company or Group from any perspective, including, but not limited to, financial, operational, strategic or reputational.

8.4	Review of this schedule of matters reserved for the Board at least annually.

K-D-5

Appendix L

Information Concerning the Combined Group

(see attached)

Information Concerning THE COMBINED GROUP

The following information about Flutter Entertainment plc (“Flutter”) following completion of the all-share combination to be implemented by way of the plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Ontario) (the “Arrangement”) with The Stars Group Inc. (“The Stars Group” and, together with Flutter, the “Combined Group”) should be read in conjunction with the documents incorporated by reference into this Appendix L and the information concerning Flutter and The Stars Group, as applicable, appearing elsewhere in this Information Circular. Capitalized terms used but not otherwise defined in this Appendix L shall have the meanings ascribed to them in the Information Circular.

Except as otherwise described in this Appendix L, the business of the Combined Group (as defined below) and information relating to Flutter following completion of the Arrangement will be that of Flutter generally and as disclosed in Appendix L to the Information Circular.

Except as otherwise indicated, the information presented in this Appendix L is as of March 25, 2020.

Corporate Structure

Following completion of the Arrangement, Flutter will be the parent company of the Combined Group. The Combined Group will be headquartered and domiciled in Dublin, Ireland. Flutter will have a premium listing on the LSE and a secondary listing on Euronext Dublin. The following sets forth a simplified organization chart of the Combined Group following completion of the Arrangement:

BUSINESS OF THE COMBINED GROUP

The Arrangement will bring together two complementary businesses to create a global leader in sports betting and gaming. The Combined Group will have a diverse portfolio of leading brands and complementary best-in-class products with a broad geographic reach. The Combined Group will benefit from an enhanced global platform and improved local market reach. On a pro forma basis, the Combined Group’s annual revenue would have been £4.12 billion in 2019, making it the largest online betting and gaming operator globally. On completion of the Arrangement, the business of the Combined Group will be the combined businesses of Flutter and The Stars Group. See “Overview” in Appendix J and “Business of Flutter” in Appendix K, attached to this Information Circular.

Flutter and The Stars Group recognise the skills and experience of their respective management and employees and expect certain of the management teams of both Flutter and The Stars Group to play a leading role in the Combined Group in the future and that employees will generally benefit from the greater opportunities for the business following completion of the Arrangement.

To achieve the full potential benefits of the Arrangement and in the long-term interests of Flutter, a business, operational and administrative review will be undertaken following the completion of the Arrangement. The synergies work already carried out has highlighted the potential to generate savings for the Combined Group in areas where there may be duplication across general corporate overheads and facilities, and by rationalising certain operational and support functions.

No decisions have been made by either Flutter or The Stars Group in relation to specific actions that will be taken as part of this business, operational and administrative review. Prior to any decisions being made, detailed discussions will be held between Flutter, The Stars Group, employees, and appropriate stakeholders.

The boards of Flutter and The Stars Group have each confirmed that the existing contractual and employment rights, including pension rights, of all Flutter and The Stars Group employees will be fully safeguarded on completion of the Arrangement.

Description of Share Capital

The authorized share capital of Flutter will continue to be as described in “Appendix K — Description of the Securities to be Distributed” attached to this Information Circular and the rights and restrictions of the Flutter Shares will remain unchanged.

Immediately following completion of the Arrangement, holders of ordinary shares of Flutter (the “Flutter Shareholders”) would own approximately 54.64% and holders of common shares of The Stars Group (the “Shareholders”) would own approximately 45.36% of the issued share capital of the Combined Group (based on the fully diluted share capital of Flutter and the fully diluted share capital of The Stars Group as at the close of business on March 25, 2020 and assuming no further share issuances. See “Consolidated Capitalization” in Appendix K attached to this Information Circular.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma combined financial information and the related notes thereto (the “Pro Forma Financial Statements”) are attached as Schedule A to this Appendix L.

DIVIDENDS

Given the impact of the current disruption caused by COVID-19 and the ambition for the Combined Group to delever, the Flutter Board considers it prudent to suspend the dividend for the current financial year ending December 31, 2020. The Flutter Board will continue to monitor the calendar of sporting events and the associated performance of sports betting as well as the Combined Group’s anticipated deleveraging and balance sheet position to decide the appropriate time to reinstate a dividend for the Combined Group. The Flutter Shares issued pursuant to the Arrangement to Shareholders will carry the right to all dividends and other distributions declared, made or paid by Flutter on or after completion of the Arrangement, save for the Flutter Final 2019 Dividend.

Directors and Executive Officers

The following table lists the names and positions of the directors of the Combined Group following completion of the Arrangement:

Name	Position with the Combined Group	Current Position
Gary McGann	Chair	Flutter Chair
Divyesh (Dave) Gadhia	Deputy Chair)	The Stars Group Executive Chairman
Andrew Higginson	Senior Independent Director	Flutter Non-Executive Director
Peter Jackson	Chief Executive Officer	Flutter Chief Executive Officer
Jonathan Hill	Chief Financial Officer	Flutter Chief Financial Officer
Rafael (Rafi) Ashkenazi	Consultant and Non-Executive Director	The Stars Group Chief Executive Officer
Zillah Byng-Thorne	Non-Executive Director	Flutter Non-Executive Director
Michael Cawley	Non-Executive Director	Flutter Non-Executive Director
Nancy Cruickshank	Non-Executive Director	Flutter Non-Executive Director
Ian Dyson	Non-Executive Director	Senior Independent Director
Richard Flint	Non-Executive Director	Former CEO of SBG
Alfred F. Hurley, Jr.	Non-Executive Director	The Stars Group Lead Director
David Lazzarato	Non-Executive Director	The Stars Group Independent Director
Peter Rigby	Non-Executive Director	Flutter Non-Executive Director
Mary Turner	Non-Executive Director	The Stars Group Independent Director

Biographical information pertaining to the current members of Flutter Board can be found under “Appendix K — Directors and Executive Officers” attached to this Information Circular. The following biographies provide information on certain members of the board of directors of The Stars Group (the “Board of Directors” or the “Board”) who have agreed to become directors of the Combined Group on the Effective Date:

Divyesh (Dave) Gadhia

Mr. Divyesh (Dave) Gadhia is the Executive Chairman of the Board. Mr. Gadhia is and has been the President of Atiga Investments Inc., an investment firm focused on consumer products, since 2010. He served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, a director of Gateway Casinos & Entertainment Limited from 1999 to 2007, and a director of Trian Equities from 1994 to 1999.

In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and was previously awarded the Business in Vancouver’s Top 40 Under 40 Award. Mr. Gadhia is a Fellow of Chartered Professional Accountants, FCA, a member of the Institute of Corporate Directors and holds a business degree from Simon Fraser University.

Rafael (Rafi) Ashkenazi

Mr. Rafael (Rafi) Ashkenazi currently serves as the Chief Executive Officer of The Stars Group and is a current director of The Stars Group, and is responsible for devising and implementing its business plan and strategies. Mr. Ashkenazi is also the Chief Executive Officer for The Stars Group’s primary operating business, Stars Interactive Group, and is responsible for the performance and strategy of its offerings, including PokerStars and related brands.

Mr. Ashkenazi, who initially joined Stars Interactive Group in January 2013 as Chief Operating Officer, is an experienced gaming industry executive who previously served as Chief Operating Officer of Playtech plc, a global gaming software development company, from January 2006 to January 2010 and then from September 2011 to January 2013, and as a member of the board of directors of Playtech plc from March 2006 to January 2010. From January 2010 to September 2011, Mr. Ashkenazi served as Vice President of Business Operations of Playtech plc.

Mr. Ashkenazi was appointed Senior Vice President of Strategy for The Stars Group in April 2015, Chief Executive Officer of Stars Interactive Group in November 2015, Interim Chief Executive Officer of The Stars Group in March 2016 and then permanent Chief Executive Officer of The Stars Group in November 2016. Mr. Ashkenazi graduated with honours from Shenkar College in Israel where he earned a B.A. in Industrial Engineering.

Richard Flint

Mr. Richard Flint formerly served as Executive Chair of Sky Betting & Gaming (“SBG”). Prior to his appointment as Executive Chair of Sky Betting & Gaming in October 2018, Mr. Flint served as Chief Executive Officer of SBG for 10 years. He was awarded Glassdoor’s No. 1 CEO in 2018.

He has over 20 years’ experience in online businesses, starting as a Channel Director at FT.com and then as the Product Director of the original flutter.com, which merged with Betfair in 2001. Prior to that, he worked as a consultant at McKinsey & Company from 1997 to 1999. He is also currently Chair of the Board of online petfood company Butternut Box and serves on the Board of welcome to Yorkshire.

Mr. Flint graduated from Keble College, Oxford with a 1st class degree in Engineering, Economics and Management. He also graduated with a Master’s in public policy from the Kennedy School of Government, Harvard University on a Fulbright Scholarship.

Alfred F. Hurley, Jr.

Mr. Alfred F. Hurley, Jr., is the Lead Director of The Stars Group and Chairman of The Stars Group’s Compensation Committee. Mr. Hurley has been a director of New Mountain Finance Corporation, a NYSE-listed business development company (“NMFC”), since 2010. He is the Chairman of NMFC’s Nomination and Governance and Compensation Committees, a member of its Audit and Valuation Committees and a director and member of various board committees of certain other non-public NMFC entities. Mr. Hurley has also been a director of Merrill Corporation, which is a privately held company that provides outsourced solutions for complex, regulated and confidential business information since 2013. He serves as Chairman of Merrill’s Compensation, Governance and Human Resources Committee and as a member of the Audit Committee. He has also been the Fortress voting proxy to, a member of the Board of Managers, and a member of the Audit Committee of Ligado Networks Corporation, a privately held company (“Ligado”), since December 2017. Ligado is a satellite communications company that is developing a satellite-terrestrial network. He also has been the Chairman of privately held TSI Holdings, which is the holding company for TransWorld Systems, Inc. (“TWS”) since May 2018. He also serves as Chairman of TSI Holdings’ Compensation Committee and is a member of its Audit Committee. TWS is a leading analytics driven provider of accounts receivable management, healthcare revenue cycle and loan servicing solutions. Since May 2019, Mr. Hurley has served as Chairman of privately held Purefield Ingredients, a leading producer of wheat protein, biofuels and animal nutrition. He also serves as Chairman of Purefield’s Compensation Committee and is a member of its Audit Committee. Mr. Hurley is also the sole member of a consulting business, Alfred F. Hurley, Jr. & Company, LLC, which he started in 2014. He previously was Vice Chairman of Emigrant Bank and Emigrant Bancorp (collectively, the “Bank”) from 2007 and 2009, respectively, to December 2012, and was a consultant at the Bank during 2013. His responsibilities at the Bank included advising the Bank’s Chief Executive Officer on strategic planning, acquisitions and divestitures, asset/liability management, on-line banking and new products. In addition, he was Chairman of the Bank’s Credit and Risk Management Committee from November 2008 to January 2012 and the Bank’s acting Chief Risk Officer from January 2009 until January 2012. Before joining the Bank, Mr. Hurley was the Chief Executive Officer of M. Safra & Co., a private money management firm, from 2004 to 2007. Prior to joining M. Safra & Co., Mr. Hurley worked at Merrill Lynch (“ML”) from 1976 to 2004. His latest management positions prior to his departure included serving as Senior Vice President of ML & Co. and Head of Global Private Equity Investing, Managing Director and Head of Japan Investment Banking and Capital Markets, Managing Director and Co-Head of the Global Manufacturing and Services Group, and Managing Director and Head of the Global Automotive, Aerospace, and Transportation Group. As part of his management duties, he was a member of the Corporate and Institutional Client Group Executive Committee which had global responsibility for ML’s equity, debt, investment banking and private equity businesses, a member of the Japan Corporate and Institutional Client Group Executive Committee and a member of the Global Investment Banking Management and Operating Group Committees. Mr. Hurley graduated from Princeton University with an A.B. in History, cum laude.

David Lazzarato

Mr. David Lazzarato, is a current director, Chairman of the Audit Committee, and a member of the Corporate Governance and Nominating Committee of The Stars Group and is a media and broadcast industry consultant who assists companies in the areas of strategy development, mergers and acquisitions and financing. He served as a member of the board of directors and chair of the audit committee of Yellow Pages Limited from December 2012 to May 2018 and was Senior Vice President, Finance at Bell Canada in 2010 and 2011. From 2009 until 2013, Mr. Lazzarato served on the board of directors and was the chair of the audit committee of LED Roadway Lighting and from 2004 to 2013, he was vice chair of the Trillium Health Centre Foundation. In 2008, Mr. Lazzarato was Chief Executive Officer of Craig Wireless Systems. Prior to joining Craig Wireless Systems, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc. and Chairman of Motion Picture Distribution from 2005 to 2007. From 1999 to 2004, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and was Chief Corporate Officer of MTS Allstream Inc. in 2004. Mr. Lazzarato is past Chair of the McMaster University Board of Governors and of the Council of Chairs of Ontario Universities. Mr. Lazzarato is currently the Vice Chair of Hamilton Health Sciences, a medical group located in Ontario, Canada , and serves as the Chair of its Resources Committee and its Audit Committee. Mr. Lazzarato earned a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant, having received the FCA designation from the Ontario Institute of Chartered Accountants in 2006. Mr. Lazzarato received the ICD.D certification from the Institute of Corporate Directors in 2008 and has also completed the Senior Executive Program at the Massachusetts Institute of Technology.

Mary Turner

Ms. Mary Turner is a current director, Chair of the Corporate Governance and Nominating Committee and member of each of the Audit Committee and the Technology Committee of The Stars Group. Ms. Turner served as President and Chief Executive Officer and board member of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation, from 2012 until her retirement in 2016. She has over 25 years of experience in financial services, payments, customer service, credit risk management, enterprise risk management, operations, finance and information technology at Canadian Tire. Prior to joining Canadian Tire, Ms. Turner was a partner at Deloitte & Touche (now Deloitte LLP) in Toronto from 1985 to 1992. Throughout her career, Ms. Turner has been a member of several boards of directors, including Mackenzie Financial Corporation, a subsidiary of IGM Financial Inc., where she is a member of the Fund Oversight Committee. She is currently serving on the board of directors of Canadian Tire Jumpstart Charities, where she is a member of its Audit Committee, and on the board of directors of the 2021 Canada Games Host society, where she is also a member of its Audit Committee. She also previously served on the boards of directors of YMCA Canada, where she was a member of its Governance Committee and Niagara College, where she chaired its New Member Search Committee and its Audit Committee. Ms. Turner has an honours B.Sc and is a graduate of the Chartered Director Program at McMaster University. She is a Chartered Accountant and received the FCA designation from the Ontario Institute of Chartered Accountants in 2003.

Please refer to The Stars Group AIF incorporated by reference in the Information Circular for additional information regarding directors of The Stars Group who have agreed to become directors of the Combined Group on the Effective Date.

Director and Executive Compensation

It is anticipated that board of the Combined Group will, following completion of the Arrangement, meet to approve the director and executive compensation policies of the Combined Group, which are anticipated to be generally consistent with the existing director and executive compensation policies of Flutter. For a detailed discussion of the compensation of the directors and executive officers of Flutter, please refer to “Compensation Discussion and Analysis” in Appendix K.

Options and Other Rights to Purchase Securities

Flutter Share Plans

Outstanding awards and options under the Flutter Employee Share Plans (as such term is defined in the Information Circular) will remain unchanged and will continue in accordance with their terms except that, in due course, Flutter will determine whether any adjustment to performance conditions applicable to awards and options granted under Flutter Employee Share Plans is necessary to reflect the impact of the Arrangement on those performance conditions.

The Stars Employee Share Plans

Under the Arrangement Agreement, Flutter is required to take all corporate action necessary to reserve for issuance a sufficient number of Flutter Shares for delivery upon the exercise of the outstanding Stars Options and Stars Equity Awards (as such terms are defined in the Information Circular). A summary of the effect of the Arrangement on the outstanding Stars Options and Stars Equity Awards under the Stars Employee Share Plans (as such term is defined in the Information Circular) is as follows:

Outstanding Stars Options

Subject to any required approvals being obtained by The Stars Group, each Stars Option that as of the Effective Time is outstanding will cease to represent an option or other right to acquire Common Shares and shall be exchanged at the Effective Time for an option to purchase from Flutter a number of Flutter Shares (calculated by reference to the Exchange Ratio (as such term is defined in the Plan of Arrangement)). All other terms and conditions of such options, including the term to expiry and conditions to and manner of exercising, will be the same as the Stars Option so exchanged, and will be governed by the terms of the Stars Option Plan or the Stars Equity Plan (as such term is defined in the Information Circular), as applicable, and any document evidencing a Stars Option will thereafter evidence and be deemed to evidence such exchanged option.

Flutter and The Stars Group have agreed that, as soon as reasonably practicable after the Effective Time, Flutter will provide all holders of outstanding Stars Options with replacement grant documentation to evidence such exchanged options and the terms and conditions thereof. Such terms and conditions in respect of any Stars Options will provide that such Stars Options so exchanged will be exercisable until the original expiry date of such Stars Options notwithstanding the employment status of the holder thereof with the TSG Group, unless such director, officer or employee has resigned without good reason or is terminated for cause following the Effective Time.

Outstanding Stars PSUs

Flutter and The Stars Group have agreed that the Stars PSUs issued in the calendar year 2017 and any Stars PSUs issued in the calendar year 2018 with Performance Goals (as such terms are defined in the Stars Equity Plan) measured at the period ending December 31, 2019 will be treated as determined after December 31, 2019 in accordance with the terms of the Stars Equity Plan.

Subject to any required approvals being obtained by The Stars Group, other than the Stars PSUs 2018 with Performance Goals measured at the period ending December 31, 2019, the terms of all unvested Stars PSUs, effective prior to the Effective Time, will be amended on the following basis:

•	the Stars PSUs 2018 Performance Goals (as defined in the Stars Equity Plan), will be deemed satisfied based on 150% of the “target” number of the Stars PSUs obtainable under each Stars PSUs 2018 Award Agreement (as defined in the Stars Equity Plan); and

•	the Stars PSUs 2019 Performance Goals (as defined in the Stars Equity Plan) will be deemed satisfied based on 100% of the “target” number of the Stars PSUs obtainable under each Stars PSUs 2019 Awards Agreement (as defined in the Stars Equity Plan) and the balance of such number of Stars PSUs under each Stars PSUs issued in the calendar year 2019 will be forfeited, provided that, in each case, such Stars PSUs will become subject to further vesting (if any) in accordance with their terms, as if they had in respect of time-based vesting been originally issued as Stars RSUs (as such term is defined in the Information Circular).

Other outstanding Stars Equity Awards

Each of the Stars Equity Awards that as of the Effective Time is outstanding (other than the Stars PSUs set out above) will be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that the terms of such Stars Equity Awards will be amended so as to substitute for the Common Shares subject to such Stars Equity Awards for Flutter Shares (calculated by reference to the Exchange Ratio). All other terms and conditions of such award, including the term to expiry and conditions to and manner of exercising, will be the same as the Stars Equity Award and will be governed by the terms of the Stars Equity Plan and any document evidencing a Stars Equity Award will thereafter evidence and be deemed to evidence such an amended award.

The Stars Group Employee Stock Purchase Plan

All Common Shares that are subject to The Stars Group Stock Purchase Plan, dated August 2, 2017, as may be amended from time to time (“The Stars Group Employee Stock Purchase Plan”) will be subject to the Plan of Arrangement and the holders thereof will be entitled to receive the consideration in respect of such Common Shares at the same time and on the same conditions as the holders of the Common Shares pursuant to the Plan of Arrangement. The Stars Group will take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors or a committee thereof and, if appropriate, amending the terms of The Stars Group Employee Stock Purchase Plan) that may be necessary or required under The Stars Group Employee Stock Purchase Plan to ensure that, subject to the Arrangement becoming effective, The Stars Group Employee Stock Purchase Plan will terminate in its entirety at or prior to the Effective Time.

RISK FACTORS

RISKS RELATING TO THE ARRANGEMENT AND POTENTIAL FUTURE ACQUISITIONS

1.	The integration of the business and operations of Flutter and The Stars Group may be subject to significant unforeseen difficulties, which could adversely affect the business of the Combined Group

The integration of the operations of Flutter and The Stars Group will be a substantial challenge, requiring significant management attention and other resources and the Combined Group may be unable to efficiently integrate the operations of Flutter and The Stars Group, realise cost reductions or avoid unforeseen costs or delays in the integration process.

The successful integration of the two groups will be subject to a number of risks and difficulties, including:

•	the potential unexpected loss of key personnel and customers;

•	challenges in harmonising business cultures;

•	difficulties in integrating the financial, regulatory, technological and management standards, processes, procedures and controls of the two groups;

•	continuing to integrate the business and operations of Flutter’s and The Stars Group’s recent acquisitions, including The Stars Group’s acquisition of SBG;

•	challenges in managing the increased scope, geographic diversity and complexity of the Combined Group’s operations;

•	attempts by third-parties to terminate or alter their contracts with Flutter or The Stars Group as a result of the Arrangement;

•	failure to mitigate contingent and/or assumed liabilities; and

•	disruption to the services provided by each company’s ongoing business to customers.

If some or all of these risks or difficulties materialise, or materialise to a greater degree than has been anticipated, the integration of Flutter and The Stars Group could fail or be delayed or lead to higher than anticipated integration costs and may divert management time when seeking to deal with such issues. In those circumstances, the Combined Group may not be able to achieve the joint growth potential and synergies that underpin the economic and strategic rationale for the Arrangement. Moreover, this could affect the services that each of Flutter and The Stars Group currently provide and the Combined Group will provide going forward and its ability to develop and launch new products and could have a material adverse impact on relationships with customers, regulators, employees, suppliers and other market participants. The image of the Combined Group and its individual brands might also be harmed by a failed integration.

In particular, combining the resources of two groups that rely on different technology platforms may prove costly and technically difficult to achieve. For further information on risks specific to the integration of Flutter and The Stars Group’s technology platforms please see the risk factor entitled “Flutter and The Stars Group utilise different IT systems and platforms and the integration of those platforms in the Combined Group may cause challenges which could mean that the anticipated benefits of the integration of the businesses of Flutter and The Stars Group in respect of IT systems may not be fully realised and/or the integration of different technologies, platforms, standards, processes, procedures and controls could result in the underperformance, interruption or failure of the IT systems of the Combined Group” in paragraph 25 below.

2.	The Arrangement will materially increase the indebtedness of Flutter which may restrict the Combined Group’s operational flexibility

As at December 31, 2019, the Flutter Group had £372.8 million outstanding in total borrowings and the TSG Group had $4.931 billion of outstanding long-term indebtedness. In the current financial year, the impact of the disruption caused by COVID-19 to the global online betting and gaming sector, in particular the cancellation of major sporting events, is expected to impact the financial profile of the Combined Group. While the Flutter Board expects this impact to reduce over time, the current impact is likely to leave the Net Debt to Underlying EBITDA ratio of the Combined Group at the end of the first financial reporting period following completion of the Arrangement higher than 3.5x, excluding synergies. Although, in Flutter’s opinion, the working capital available to the Combined Group is sufficient for its present requirements, that is, for at least the next 12 months following the date hereof, like any company with borrowings, the Combined Group will be subject to the risk that, in the longer term, it may be unable to generate sufficient cash flow, or obtain sufficient funding, to satisfy its obligations to service or refinance this indebtedness. The Flutter Board, the Flutter Proposed Directors and the Proposed Directors believe that Flutter Group’s current financial condition, cash generation and capital reserves, coupled with those of the TSG Group, are sufficient to enable the Combined Group to comply with the financial covenants under its loan facilities for at least the next 12 months from the date hereof.

Nevertheless, the amount and terms of the TSG Group’s indebtedness may limit its financial and operational flexibility and, following completion of the Arrangement, the financial and operational flexibility of the Combined Group including:

•	limiting or restricting the Combined Group’s or its Subsidiaries’ ability to pay dividends or make other distributions;

•	requiring the use of available cash flow to service debt obligations, preventing acquisitions or limiting capital expenditure or other investment in the Combined Group’s business;

•	placing the Combined Group at a disadvantage compared to its competitors that may be less leveraged or restricted by financial covenants; and

•	increasing the cost of servicing the Combined Group’s borrowings in the event that such covenants have to be renegotiated.

As of December 31, 2019, a portion of the TSG Group’s total debt was subject to variable interest rates, which exposes the TSG Group and, following completion of the Arrangement, the Combined Group, to interest rate risk to the extent that the Combined Group either chooses, or is unable, to hedge against that risk. If interest rates were to increase, The Stars Group’s debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and as a result, the TSG Group’s and the Combined Group’s net income and cash flows, including cash available for debt service and to pay dividends or fund other distributions (such as share repurchases) would correspondingly decrease. Although the TSG Group has entered into, and from time to time in the future may enter into additional, hedging instruments that it anticipates will result in fixed interest rates and/or lower interest payments on existing debt and potentially mitigate the impact of interest rate and exchange rate fluctuations, in particular in the euro and pound sterling to US dollar exchange rates with respect to such debt, there can be no assurance that the anticipated benefits will be realised and as such, the TSG Group remains, and following completion of the Arrangement, the Combined Group will be, subject to the risk of fluctuations in interest and exchange rates described herein. Subject to completion of the Arrangement, the Combined Group may amend and/or decide not to maintain some or all of the interest rate swaps with respect to some or all of the TSG Group’s variable rate indebtedness, and any swaps the Combined Group enters into may not fully mitigate its interest rate risk. Any such changes are expected to take effect on or around the time Effective Date, or shortly thereafter, subject to prevailing market conditions.

3.	The Combined Group may not realise the targeted level of synergies, cost savings and other anticipated benefits of the Arrangement in full, at all or in the expected timeframe

Flutter and The Stars Group expect that the Arrangement will generate material pre-tax cost synergies of approximately £140 million per annum, with target run-rate phasing of £25 million, £115 million and £140 million in the three 12-month periods following completion of the Arrangement. The estimates regarding the quantum and timing of potential cost synergies, savings opportunities and other anticipated benefits resulting from the Arrangement included herein are based on the Flutter Board’s, the Flutter Proposed Directors’ and the Proposed Directors’ assessment of information currently available and may prove to be incorrect. The Combined Group may not realise the anticipated synergies, cost saving or other benefits of the Arrangement in a timely manner or at all or may encounter difficulties or higher costs in achieving these anticipated benefits and synergies. There are various material assumptions underlying the statement of estimated cost synergies, which may result in the value of the estimated cost synergies being greater or less than anticipated, or which could result in the delay of their delivery. A failure to deliver all, or substantially all, of the expected cost synergies and saving opportunities or to realise such benefits in a timely manner, or at all, may result in the Combined Group’s operating costs being greater than anticipated and may reduce the net benefits of the Arrangement.

While the Flutter Board, the Flutter Proposed Directors and the Proposed Directors also expect the Arrangement to generate revenue cross-sell opportunities, financing synergies and capital expenditure synergies, these synergies have not been quantified and the Combined Group may not be able to realise any or all of these expected benefits.

4.	The terms of the Arrangement may restrict the Combined Group’s ability to expand in certain US markets and its ability to fully integrate the respective US businesses of Flutter and The Stars Group following completion of the Arrangement

The Stars Group is, and following completion of the Arrangement the Combined Group will be, party to various agreements with Fox Bet (collectively, the “FOX Bet Agreements”) that provide for arrangements with FOX relating to the FOX Bet business, including a commercial agreement and a trademark and brand licence agreement, each dated May 8, 2019, with FSG Services LLC, FOX Sports 1 LLC and TSG Interactive and TSG Interactive is party to a forward subscription and contribution agreement dated May 8, 2019 with FSG Services LLC. The FOX Bet Agreements contain exclusivity provisions which will, from the Effective Date, restrict the Combined Group from engaging in business which competes with FOX Bet in the US. The terms of that exclusivity restriction, as it may apply to FanDuel following completion of the Arrangement, were amended (including the grant of certain waivers by FOX) pursuant to term sheets entered into with FOX on October 2, 2019 in connection with and conditional upon the completion of the Arrangement between Flutter and The Stars Group. Under the Term Sheet entered into with FOX, the exclusivity restrictions referenced above will not apply to FanDuel provided that FanDuel does not, without FOX’s prior consent, undertake any material mergers and acquisitions or fundamental business change. This would restrict FanDuel from, amongst other things: (i) making minority investments of more than $50 million in any third party; (ii) acquiring any business or assets worth more than $75 million; or (iii) investing in any digital sports betting business that does not use the FanDuel brand (subject to certain exceptions), without the consent of FOX.

It is the current intention, and following completion of the Arrangement it is expected to be the intention of the Combined Group, to discuss and negotiate the future ownership and operations of the US businesses of the Combined Group with FOX and other interested stakeholders. In the event that further agreement is not achieved, the integration of the US businesses of the Combined Group following completion of the Arrangement will be subject to the terms of the existing arrangements with FOX which may limit the Combined Group’s ability to operate its US businesses in the most efficient manner. Further, in the absence of such further agreement, the limitations on the scope of the waivers granted by FOX in respect of FanDuel may result in the Combined Group not having the flexibility to operate FanDuel as it would in the absence of such restrictions.

5.	The Combined Group will incur significant Arrangement-related costs, which may be higher than expected

The Combined Group expects to incur aggregate cash costs of approximately £180 million in delivering the identified annual cost synergies. These costs are expected to be incurred in the first two years following completion of the Arrangement. In addition, the Combined Group expects to incur financial advisory, legal/anti-trust, accounting, admission and other transaction costs of approximately £84.0 million in connection with the implementation of the Arrangement. Some of these costs are payable regardless of whether the Arrangement is completed (for example, where advisers are entitled to be paid for work undertaken up to the point at which the Arrangement is terminated) and such costs may be higher than anticipated.

In addition to these costs, the Combined Group expects to incur a number of additional non-recurring costs associated with integrating the operations of Flutter and The Stars Group after completion of the Arrangement. There can be no assurance that the actual costs of this integration process will not exceed those estimated and the actual integration process may result in additional and unforeseen expenses.

While it is expected that the cost savings and synergies achieved by the Combined Group will offset these transaction and integration-related costs over time, this net benefit may not be achieved in the expected timeframe or at all, particularly if the Arrangement is delayed or does not happen. Similarly, if costs are higher than Flutter anticipates, it may reduce the net benefits of the Arrangement.

6.	The potentially disruptive effect of the Arrangement on Flutter and The Stars Group could have an adverse effect on the business of the Combined Group

Whether or not completion of the Arrangement occurs, the prospect of the Arrangement completing and the anticipated resulting changes in the respective businesses of Flutter and The Stars Group could cause disruption in the businesses of Flutter and/or The Stars Group. If completion of the Arrangement does occur, the process of integrating the businesses of the Combined Group could potentially lead to the interruption of operations of the businesses, system integration issues, the diversion of management time away from their usual roles and/or a loss of key personnel. In addition, the process of integrating the respective businesses of Flutter and The Stars Group and the related time and resource commitments could interfere with existing business processes within Flutter and/or The Stars Group, including, in particular, the development of new and existing products and services.

Following the mutual due-diligence exercise undertaken in connection with the Arrangement prior to the announcement of the Arrangement on October 2, 2019, the evaluation of cost savings opportunities following completion of the Arrangement remains on-going and final proposals as to how such cost savings will be implemented will depend on the outcome of a further detailed business, operational and administrative review and the development of an integration plan, each of which will be finalised following completion of the Arrangement. As a result, while integration planning remains ongoing, some current and prospective employees may experience uncertainty about their future roles within the Combined Group, which may adversely affect Flutter’s and The Stars Group’s and, following completion of the Arrangement, the Combined Group’s ability to retain or recruit key managers and other employees.

7.	The Combined Group may be unsuccessful in the implementation of future acquisitions, joint ventures or alliances in existing jurisdictions

Following the Arrangement, the Combined Group may seek to acquire or invest in other businesses if appropriate opportunities become available. Any future acquisition may pose regulatory, anti-trust and other risks, as well as integration risks in jurisdictions where the Combined Group already has a presence due to the Combined Group’s size. Due to the regulatory environment in which the Combined Group will operate, it faces restrictions with respect to the way in which it conducts certain operations. These may limit the Combined Group’s ability to implement its global strategy and its ability to achieve synergies as a consequence of the Arrangement or any future combinations. Additionally, the Combined Group may experience certain competitive disadvantages if it does not receive necessary regulatory approvals for new business initiatives, or if it receives them in an untimely manner. In particular, where the Combined Group already operates in a particular jurisdiction, certain competitors may be able to obtain regulatory approval more rapidly or with less cost or difficulty than the Combined Group, providing them with an advantage in a new market or product area. Competitors may be able to respond more quickly to competitive pressures, especially if they are not subject to the same degree of regulatory oversight as the Combined Group.

All of the foregoing factors may limit the Combined Group’s ability to achieve future business growth. Such risk extends to new acquisitions or mergers and will be particularly relevant if the Combined Group seeks to develop business initiatives in existing jurisdictions.

8.	Rights to terminate upon a change-of-control of The Stars Group in The Stars Group’s contracts may be exercised by counterparties in connection with the Arrangement

The Stars Group is party to a number of ordinary course contracts that enable the counterparty to terminate the relevant contract on a change-of-control of The Stars Group. While The Stars Group has not identified any material contracts under which the counterparty is expected to exercise a right to terminate such contract as a result of the Arrangement, there can be no assurance that these contracts will not be terminated or that The Stars Group has identified all contracts with change-of-control clauses that are material to its business or the business of the Combined Group. In addition, some of these counterparties could also seek to renegotiate these contracts as they consider exercising any such termination rights (including rights to terminate for convenience irrespective of change-of-control). There can be no assurance that the TSG Group or the Combined Group will be able to renegotiate any such contracts on favourable terms or at all. If a counterparty to a contract exercises their right to terminate a material contract or counterparties exercise their rights to terminate a number of contracts which cumulatively become material to the business of the Combined Group or, following completion of the Arrangement, the Combined Group or counterparties seek to re-negotiate any such contracts, this may have a material adverse effect on the Combined Group’s operations by increasing costs (for example, by requiring the Combined Group to find alternative counterparties for contracts which are terminated or renegotiate contracts with existing counterparties) and may reduce the net benefits of the Arrangement.

9.	Restrictions on the conduct of business by Flutter and The Stars Group prior to completion of the Arrangement may have an adverse effect on the business of the Combined Group

The Arrangement Agreement contains customary provisions that restrict both Flutter and The Stars Group from taking specified actions without the consent of the other party (including, amongst other things, in connection with dividend payments, share capital, amendments to their respective constitutional documents, litigation, certain transactions and financing). These restrictions may prevent Flutter and The Stars Group from pursuing attractive business opportunities that may arise prior to completion of the Arrangement.

While the terms of the Arrangement Agreement permit Flutter to consider unsolicited Acquisition Proposals prior to obtaining Flutter Shareholder approval under certain conditions, the Arrangement Agreement restricts Flutter from actively soliciting Acquisition Proposals from third-parties.

RISKS RELATING TO THE REGULATION AND TAXATION OF ONLINE BETTING AND GAMING

10.	Adverse changes to the regulation of online betting and gaming or the interpretation thereof by regulators could materially adversely affect the Combined Group

Flutter and The Stars Group each have customers in numerous jurisdictions around the world. In the financial year ended December 31, 2019 Flutter and The Stars Group generated 94% and 78%2, respectively, of their revenue from jurisdictions in which the provision of online betting and gaming services is regulated and/or licenced or, in the case of The Stars Group, where the provision of such services is either regulated, licenced and/or taxed, at state/regional, national and/or supranational level. Where regulated, the provision of online betting and gaming services is subject to extensive laws, regulations and, where relevant, licensing requirements. These laws, regulations and licensing requirements vary from jurisdiction to jurisdiction but typically address the responsibility, financial standing and suitability of owners, directors and operators. Many of these laws, regulations and licensing requirements are recent and are subject to change at any time and relevant regulatory authorities may change their interpretation thereof at any time.

Any adverse changes to the regulation of online betting and gaming, the interpretation of these laws, regulations and licensing requirements by relevant regulators or the revocation of operating licences could materially adversely affect the Combined Group’s ability to conduct its operations and generate revenue in the relevant jurisdiction. Changes to existing forms of regulation may include the introduction of punitive tax regimes, requirements for large bonds or other financial guarantees, limitations on product offerings, requirements for ring-fenced liquidity, requirements to obtain licences and/or caps on the number of licensees, restrictions on permitted marketing activities or restrictions on third-party service providers to online betting and gaming operators. The introduction of some or all of these measures in certain jurisdictions may render it commercially undesirable or impractical for the Combined Group to provide online betting and gaming services in these jurisdictions, may reduce the returns of the Combined Group from such jurisdictions and may result in the Combined Group reducing the scope of services it provides to certain jurisdictions or withdrawing from certain jurisdictions entirely, with a consequent financial loss arising from the need to block access by customers located in the relevant jurisdictions. For example, Flutter estimates that the reduction in staking limits on fixed-odds betting terminals (“FOBT”) from £100 to £2 which was introduced by the UK government with effect from April 1, 2019 had an approximate £23 million impact on Flutter’s EBITDA in the UK in that year.3

Failure to comply with relevant laws, regulations or licensing requirements may lead to penalties, sanctions or ultimately the revocation of relevant operating licences and may have an impact on licences in other jurisdictions. In addition, the compliance costs associated with these evolving and increasingly complex laws, regulations and licensing requirements may be significant. Following completion of the Arrangement, the Combined Group’s internal and external legal counsel will frequently review the ever-changing regulatory framework across all jurisdictions and markets where the Combined Group operates or may wish to operate in the future and determinations as to the application of relevant prohibitions will be made on a case by case basis. Where a prohibition is deemed to apply, technical steps will be introduced to effect compliance if required. However, the infringement by the Combined Group of the domestic regulatory regimes or those of other countries (even if inadvertent) or changes to those regulatory frameworks may result in additional compliance and litigation costs for the Combined Group, or could restrict the range of products and services it offers and the value of its assets and/or require the Combined Group to change certain of its business practices in some or all of the jurisdictions in which it operates.

2 Figures are based on internal management information and are unaudited.

3 Figures are based on internal management accounts of revenues generated from FOBT machines in the UK in the nine months ended December 31, 2019 as compared with revenues generated from FOBT machines in the corresponding nine month period ended December 31, 2018 and are unaudited.

11.	A significant amount of the Combined Group’s revenue is derived from jurisdictions where no regulatory framework exists and the approach to regulation and the legality of online betting and gaming varies from jurisdiction to jurisdiction and is subject to uncertainties

The regulation and legality of online betting and gaming and approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to regimes that impose sanctions or prohibitions) and in certain jurisdictions there is no legislation which is directly applicable to the Combined Group’s business. In the financial year ended December 31, 2019 Flutter derived approximately 6%4 of its revenues from jurisdictions which were not regulated markets and The Stars Group derived approximately 22%5 of its revenues from jurisdictions which were either not locally regulated markets or where such revenues were not subject to applicable taxation.

The legality of the supply of online betting and gaming services in certain jurisdictions is not clear or is otherwise open to interpretation. In many jurisdictions, there are conflicting laws and/or regulations, conflicting interpretations, divergent approaches by enforcement agencies and/or inconsistent enforcement policies and, therefore, some or all forms of online betting and gaming could be determined to be illegal in some of these jurisdictions, either when operated within the jurisdiction and/or when accessed by persons located in that jurisdiction. Moreover, the legality of online betting and gaming is subject to uncertainties arising from differing approaches among jurisdictions as to the determination of where online betting and gaming activities take place and which authorities have jurisdiction over such activities and/or those who participate in or facilitate them.

There is a risk that regulators or prosecutors in jurisdictions where the Combined Group provides online betting or gaming services to customers without a local licence or pursuant to a multi-jurisdictional licence may take legal action in respect of the Combined Group’s operations in that jurisdiction and any defence raised by the Combined Group to such actions may not be successful. Actions that may be taken may include criminal sanctions and penalties, as well as civil and administrative enforcement actions, fines, funds and asset seizures, authorities seeking to seize funds generated from the allegedly illegal activity as well as payment blocks and ISP blacklisting, some of which may be more readily enforceable within an economic area such as the European Economic Area. Even if such claims could be successfully defended, the process may result in a loss of reputation, potential loss of revenue and diversion of management resources and time.

In addition, there are many jurisdictions around the world where the legality of various forms of gambling is open to interpretation, often arising from a delay or failure to update gambling laws to reflect the availability of modern remote betting products. In those cases, there are justifiable arguments to support various forms of betting and gaming activities on the basis that they are not expressly prohibited, that their application to off-shore activities is unclear, that betting and gaming products are readily available within the particular jurisdiction and/or that there is no history of enforcement in respect of the particular type of betting or gaming being offered. Changes in regulation in a given jurisdiction could result in it being re-assessed as a restricted territory without the potential to generate revenues on an ongoing basis. For example, in 2019, Flutter was required to switch off a number of international markets, including Albania, Serbia, Slovakia and Switzerland due to changing regulatory frameworks. While individually each of these markets represented a small fraction of Flutter’s overall revenue, Flutter estimates that the combined effect of all switch offs adversely impacted Flutter’s EBITDA by approximately £14 million on an annualised basis in the year ended December 31, 2019. 6 The inability of the Combined Group to operate in a large betting or gaming market in the future, for example Germany, or a number of smaller betting or gaming markets which collectively are material, could have a material adverse effect on the Combined Group’s ability to generate revenue.

While the list of The Stars Group’s and Flutter’s restricted territories and territories considered as unregulated markets is similar and includes several large countries, the lists are not identical. Any differences reflect the fact that the two entities have taken differing commercial views as to whether or not to permit customers to access their products or services in some jurisdictions.

4 Figures are based on internal management information and are unaudited.

5 Figures are based on internal management information and are unaudited.

6 Figures are management estimates based on internal management accounts of revenues generated in these markets in the financial year ended December 31, 2019 as compared with revenues generated in the financial year ended December 31, 2018 and are unaudited.

The Combined Group’s determination as to whether or not to permit customers in a given jurisdiction to access any one or more of the Combined Group’s products and whether or not to engage in various types of marketing activity and customer contact will be made on the basis of a number of factors. These factors will include:

(a)	the laws and regulations of the jurisdiction;

(b)	the terms of the Combined Group’s betting and gaming licences;

(c)	the approach by regulatory and other authorities to the application or enforcement of such laws and regulations, including the approach of such authorities to the extraterritorial application and enforcement of such laws;

(d)	state, federal or supranational law, including EU law if applicable; and

(e)	any changes to these factors.

There is a significant risk that the Combined Group’s assessment of the factors referred to above may not always accurately predict the likelihood of one or more jurisdictions taking enforcement or other adverse action against the Combined Group, its customers or its third-party suppliers, which could lead to fines, criminal sanctions and/or the termination of the Combined Group’s operations in such jurisdiction or jurisdictions. In addition, following completion of the Arrangement, the Combined Group will be required to align its view on the jurisdictions that constitute restricted territories. It is possible that certain jurisdictions into which Flutter or The Stars Group have traditionally provided online betting and gaming services may be determined to be restricted territories of the Combined Group, resulting in a consequent loss of revenue from those jurisdictions.

12.	The Combined Group may be unsuccessful in expanding its provision of online betting and gaming services into certain new and existing jurisdictions and markets where the regulatory status of the provision of such services has been clarified or liberalised

Certain jurisdictions in which laws currently prohibit or restrict online betting and gaming or the marketing of those services, or protect monopoly providers of betting and gaming services, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. The Combined Group intends to expand its provision of online betting and gaming services into certain new and existing jurisdictions and markets where the regulatory status of the provision of such services has been clarified or liberalised, including within North America, Europe and elsewhere internationally. In particular, the Combined Group intends to rigorously pursue growth opportunities in the United States following the US Supreme Court’s decision to strike down the Professional and Amateur Sports Protection Act in May 2018.

Whilst clarification and liberalisation of the regulation of online betting and gaming in certain jurisdictions and markets may provide growth opportunities for the Combined Group, successful expansion into each potential new jurisdiction or market will present its own complexities and challenges to the Combined Group. Efforts to access a new jurisdiction or market may require the Combined Group to incur significant costs, such as capital, marketing, legal and other costs, as well as the commitment of significant senior management time and resources. Notwithstanding such efforts, the ability of the Combined Group to successfully enter such jurisdictions or markets may be affected by future developments in state/regional, national and/or supranational policy and regulation, limitations on market access, competition from third parties and other factors that the Combined Group is unable to predict and are beyond its control. As a result, there can be no assurance that the Combined Group will be successful in expanding the provision of online betting and/or gaming services into such jurisdictions or markets or that its service and product offerings in such jurisdictions or markets will grow at expected rates or be successful in the long term.

For example, the failure of state/regional, national and/or supranational regulators (including, in particular, the relevant legislatures and regulators in various US states) to implement a regulatory framework for provision of betting and gaming services in their jurisdictions in a timely manner, or at all, may prevent, restrict or delay the Combined Group from accessing such markets. In addition, any regulation which is ultimately implemented by such regulators may prohibit or materially restrict the ability of the Combined Group to enter such jurisdictions. In particular, where licencing regimes are introduced in certain markets, there is no guarantee that the Combined Group will be successful in obtaining a licence to operate in such markets. Further, even if the Combined Group is successful in obtaining a licence, any such licence may be subject to onerous licensing requirements, together with sanctions for breach thereof and/or taxation liabilities that may make the market unattractive to the Combined Group or impose restrictions that limit its ability to offer certain of its key products or services or to market its products in the way it wants to. In addition, a licence may require the Combined Group to offer its products in partnership or cooperation with a local market participant, thereby exposing the Combined Group to the risk of poor or non-performance by such market participant of its applicable obligations, which could in turn disrupt or restrict the ability of the Combined Group to effectively compete and offer one or more of its products in the relevant market. Finally, the complexity arising as a result of the introduction of multiple state/regional regulatory regimes, in particular within the United States where multiple states are expected to introduce varying regulatory regimes, may result in considerable operational, legal and administrative costs for the Combined Group, particularly in the short term.

Furthermore, the Combined Group’s competitors, or their partners, may already be established in a jurisdiction or market prior to the Combined Group’s entry (for example, in certain US states). If regulation is liberalised or clarified in such jurisdictions or markets, then the Combined Group may face increased competition from other providers and competition from those providers may increase the overall competitiveness of the online betting and gaming industry. The Combined Group may face difficulty in competing with providers that take a more aggressive approach to regulation than the Combined Group and are consequently able to generate revenues in markets from which the Combined Group does not accept customers or in which it will not advertise. This is discussed in more detail in the risk factor entitled “The business of the Combined Group will be exposed to competitive pressures given the international nature of competition in online betting and gaming” in paragraph 40 below.

In addition, as discussed in more detail in the risk factor entitled “The Combined Group’s operational efforts to expand its customer base in existing and new geographic markets, including its efforts to cross-sell to existing customers, may not be successful” in paragraph 39 below, the Combined Group may face operational difficulties in successfully entering new markets, even where regulatory issues do not materially restrict such entry.

13.	Adverse changes to the taxation of betting and gaming or the imposition of statutory levies or other duties or charges could materially and adversely affect the operations, financial performance and prospects of the Combined Group

The jurisdictions in which members of the Flutter Group and the TSG Group hold and, following completion of the Arrangement, members of the Combined Group will hold licences impose taxes and duties on their licensed activities. In addition to the direct and indirect taxes that apply generally to businesses operating in relevant jurisdictions, the Combined Group will be subject to specific taxes, duties and levies on the provision of betting and gaming services and related activities in a number of jurisdictions.

If the rates of such taxes, duties or levies were to be increased or if the tax base of such taxes, duties or levies were to be widened (for example, as a result of changes to the treatment of free bets, free plays, bonus credits or non-stake amounts received by operators such as account management fees; or as a result of a move from a gross profits basis of taxation to a turnover basis, or from a place of supply basis to a place of consumption basis or the imposition of new or increased withholding obligations) this may have a material adverse effect on the overall tax burden borne by the Combined Group. For example, in Ireland, the duty on sports-betting stakes was doubled from 1% to 2% with effect from January 1, 2019. Similarly, with respect to gaming taxes, the UK government increased the UK remote gaming duty payable on gaming revenue from 15% to 21% on April 1, 2019 and, with effect from January 1, 2019, the Italian government increased the gaming duty payable on gaming revenue from 20% to 25% and such duty on betting revenue from 22% to 24%. In addition, on January 1, 2019, Romania implemented a new 2% tax calculated on all deposits received from players. While some jurisdictions have increased or have announced increases to the taxes on betting and gaming-related activities, other jurisdictions have decreased or announced decreases to such taxes. For example, Spain decreased the Spanish gaming duty rate from 25% to 20% with effect from July 1, 2018.

Tax changes are not limited to markets in which the provision of betting and gaming services is regulated at local, national or federal level as Flutter and The Stars Group pay and, following completion of the Arrangement, the Combined Group will pay VAT or other betting and gaming taxes in some unregulated markets (markets in which the provision of betting and gaming services is not regulated at local, national or federal level). For example, both Flutter and The Stars Group have paid GST on revenue from local players in New Zealand since late 2016 and, in 2019, New Zealand passed a new law applying an additional point of consumption tax and separate New Zealand events tax. These new provisions were introduced with effect from July 1, 2019, but it is not yet clear what the applicable tax base or tax rate will be. The events tax is intended to apply to all betting globally on events that take place in New Zealand, which is different than equivalent taxes/levies in other jurisdictions, which only apply on bets placed by locals, e.g. the British Horse Racing Levy, which only applies on bets by British residents. If an events-based tax similar to the New Zealand one is introduced in other jurisdictions it could have a material adverse effect on the overall tax burden borne by the Combined Group.

Flutter and The Stars Group currently pay VAT in territories where they have each determined that it is applicable but do not pay VAT in territories where they have determined that it is not applicable to their respective businesses. Due to the uncertainty of the application of VAT law to Flutter’s, The Stars Group’s and, following completion of the Arrangement, the Combined Group’s services, there could be additional territories where local authorities consider that the interpretation that VAT does not apply to some or all of their respective businesses is incorrect, and that VAT does apply, which could have a material adverse impact on the tax burden of the Combined Group.

The Combined Group’s customers will be located worldwide. If jurisdictions where betting and gaming winnings are currently not subject to income tax or are taxed at low rates were to begin to levy taxes or increase the existing tax rates on winnings, betting and gaming might become less attractive for customers in those jurisdictions, which could have a material adverse effect on the Combined Group’s ability to generate revenues in such jurisdictions.

14.	Risk of disproportionate liability following changes in taxation law relating to the Combined Group’s operations

The Combined Group is subject to a number of different tax regimes across the jurisdictions in which it operates. From time to time, these tax regimes change, often driven by new regulations or policies applicable to online betting and gaming in the relevant jurisdictions. In certain circumstances, the effect of such changes could have a disproportionate effect on some of the operations of the Combined Group.

For example, a sports betting tax was introduced in Germany in 2012 that Flutter believes should not have applied to the Betfair Exchange which was operating in Germany at that time. However, the German Tax Authorities have sought to apply this tax to the Betfair Exchange in the same manner as to other more traditional online betting and gaming companies, which has led to an effective tax rate on the operation of the Betfair Exchange equivalent to many times the revenue generated from the operation of the Betfair Exchange. As well as discontinuing the operation of the Betfair Exchange in Germany after the introduction of this tax, Betfair issued appeal proceedings in the German courts to challenge the German tax assessment on the basis that, in view of its distinct business model, a betting exchange should not be subject to the sports betting tax or, if it is, should be taxed differently to more traditional online betting and gaming companies.

Additionally, the anti-Base Erosion and Profit Shifting (“BEPS”) project led by the Organisation for Economic Cooperation and Development (“OECD”), and related EU actions, have changed the global approach and attitude to the taxation of multi-national companies’ (“MNCs”). These projects are still ongoing, and further material reforms to international tax norms are anticipated. In January 2019, the OECD announced a new BEPS programme (referred to as “BEPS 2.0”) with a view to creating an international consensus on new rules for the framework for international taxation, particularly for businesses with valuable intangible assets. The stated aim is to move beyond the arm’s length principle and the scope of current corporate tax taxing rights which are limited to businesses with a physical presence in a country. The new rules, if adopted, would re-adjust the balance of taxing rights and profit allocation between jurisdictions where MNC assets/operations are established and the markets where users/consumers are based. BEPS 2.0 proposes to address this reform through two main pillars of work which are interlinked:

(i)       Pillar One: Arriving at a new basis for taxing profits attributable to intangible assets.

This workstream includes consideration of new transfer pricing principles which could attribute greater profit to the value contributed by users/consumers. The design of a new tax framework would include new rules for defining a taxable presence for businesses which operate in a market without a physical presence by using a concept of “significant economic presence” or “significant digital presence”. A revised basis for taxing profits from intangibles could potentially apply a formulary approach using attribution factors that give greater weight to the user or consumer market location once the threshold for triggering sufficient ‘nexus’ in that market has been reached. Such changes could result in the Combined Group being treated as having a taxable presence, and becoming subject to tax, in jurisdictions in which neither Flutter nor The Stars Group is currently taxable but in which the Combined Group will have a “digital” presence and/or in the Combined Group’s profits being allocated or attributed between the various jurisdictions in which it operates on a revised basis. This may have a material adverse effect on the overall tax burden borne by the Combined Group, including potentially increasing the Combined Group’s overall effective tax rate. Other non-tax consequences could also occur as a result of these changes, which could include, in a worst case scenario (for example, where registration of a “digital tax presence” is required in a consumer jurisdiction which is not otherwise considered to be a regulated market), the requirement to exit certain markets.

(ii)      Pillar Two: Strengthening taxing rights to preserve the tax base and counteract profit shifting to jurisdictions with no or very low effective tax rates.

Work in this area will consider developing both an income inclusion rule as well as a tax on base eroding payments. If the US tax reform model of international taxation (i.e. GILTI and/or BEAT-type arrangements) is used as a starting point for exploration of a new income inclusion rule, this could result in the development of a minimum tax rate concept applied by the tax authority of the jurisdiction of incorporation of a parent company to the profits of its subsidiaries above a routine return. This could be combined with an approach that would seek to tax, e.g. by denying deductions for, payments to entities in low tax jurisdictions. Flutter and The Stars Group have, and the Combined Group will have, active subsidiaries in lower tax countries, including the Isle of Man and Malta, and the introduction of any such measures could have a material adverse effect on the overall tax burden borne by the Combined Group, including potentially increasing the Combined Group’s overall effective tax rate and may also require the Combined Group to make changes to its organisational and operational structures.

While the BEPS 2.0 project remains ongoing, unilateral action is being taken by some jurisdictions through digital services tax (“DST”) regimes. When it comes to DST, several European and other countries have determined that the original BEPS project did not go far enough in its approach to the taxation of digital MNCs (which under current international tax principles may not be required to pay material taxes in the jurisdictions where their customers or users reside) and that BEPS 2.0 is not moving quick enough. This has resulted in several proposals for new taxes levied by reference to the location of users/consumers with rates ranging from 2% to 7% based on gross revenue. These proposed taxes are intended to capture the value generated from users/consumers located in the taxing jurisdiction by certain digital business models such as search engines, social media platforms and online marketplaces. It is currently unclear how any additional tax payable in those other jurisdictions will impact on the tax payable in Ireland, or in any other jurisdiction in which the Combined Group will operate, on similar taxable income.

While Flutter and The Stars Group currently believe that online gaming businesses are not the target of DSTs, tax authorities could seek to apply DSTs to the Combined Group’s revenues, in particular Betfair Exchange and online poker revenues, depending on the terms of the applicable legislation. For example, France implemented a DST with effect from January 1, 2019 (although it was announced on January 23, 2020 that collection of that tax for 2020 would be delayed until December 2020); Italy has implemented a DST and Austria has implemented a tax on online advertising services, each with effect from January 1, 2020. While some guidance has been released in relation to the application of these taxes, there is no certainty on the application of the rules to betting and gaming businesses. As at March 25, 2020, other countries such as the UK and Spain, among others, have announced draft legislation or plans to implement DSTs. The EU and the OECD are also continuing their efforts for a coordinated approach on addressing this issue through the BEPS 2.0 measures referred to above.

15.	A challenge to the Combined Group’s tax policies could have a material impact on the amount of tax payable by the Combined Group

Flutter and The Stars Group each have a policy and, following completion of the Arrangement, the Combined Group will have a policy, to conduct business, including transactions between members of the Combined Group, in accordance with current tax legislation, tax treaties and provisions applicable in the various jurisdictions in which it operates. The Combined Group could be adversely affected by changes in tax laws, tax treaties and provisions or changes in the interpretation of tax laws by any tax authority. Equally, if any member of the Combined Group is found to have a taxable presence in a jurisdiction where it had not registered a business presence, whether on the basis of existing law or the current practice of any tax authority or by reason of a change in law or practice, this may have a material adverse effect on the amount of tax including corporate income tax, transaction or sales tax or VAT payable by the Combined Group.

It is also Flutter’s and The Stars Group’s policy that the pricing of any arrangements between members of their respective groups, such as the intra-group provision of services, are, where required by applicable tax law, intended to be established on an arm’s length basis. However, if the tax authorities in the relevant jurisdictions do not regard the arrangements between any members of the Combined Group as being made at arm’s length in accordance with applicable tax law, the amount of tax payable by the Combined Group may increase materially.

Each of Flutter and The Stars Group regularly reviews its tax provision on the basis of current law. It is possible that the Combined Group’s tax provision may turn out to be insufficient.

16.	Social responsibility concerns and public opinion regarding responsible gambling, gambling by minors and related matters could significantly influence the regulation of online betting and gaming and impact responsible gaming requirements and may adversely impact the reputation of the Combined Group

Public opinion can significantly influence the regulation of online betting and gaming. A further negative shift in the perception of online betting and gaming by the public or by politicians, lobbyists or others could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalise or liberalise online betting and gaming, thereby limiting the number of new jurisdictions into which Flutter, The Stars Group and, following completion of the Arrangement, the Combined Group could expand. Increasingly negative public perception could also lead to new restrictions on, or to the prohibition of online betting and gaming in, jurisdictions in which Flutter, The Stars Group and, following completion of the Arrangement, the Combined Group currently, or may in the future, operate. If the Combined Group is required to restrict its marketing or product offerings or incur increased compliance costs as a result of any such regulation, this could have a material adverse effect on its revenues and could increase operating expenses. In particular, further changes to the UK’s betting or gaming laws or regulations in reaction to the current adverse media coverage in that jurisdiction, including changes in the political or social attitude to online gaming caused by such coverage, could have a material impact on the Combined Group’s operations and financial position and performance. Such changes may be more likely given the UK Conservative Party’s election manifesto in December 2019 stated the party’s intention to review the 2005 Act and the UK Gambling Commission (“UKGC”) has repeatedly identified social responsibility issues with respect to gambling and a reduction of gambling harms as a key focus.

The betting and gaming industry is at times exposed to negative publicity, including in relation to the use of fixed-odds betting terminals, problem gambling, gambling by minors and gambling online. Publicity about problem gambling, gambling by minors and other problems, even if not directly or indirectly connected with the Combined Group or its products, may adversely impact the Combined Group’s reputation and the willingness of the public to participate in betting and gaming or a particular form of betting and gaming. Any material reduction in the number of customers willing to participate in betting and gaming as a direct or indirect result of such negative publicity could have a material adverse impact on the Combined Group’s revenues.

The reputation of the online betting and gaming industry is affected by the operations of, and issues associated with, the betting and gaming industry as a whole. The attraction of betting and gaming to players for whom betting and gaming activities assume too great a role in their lives poses a challenge to the online betting and gaming industry in which the Combined Group will operate. If the perception develops that the online betting and gaming industry or the betting and gaming industry as a whole is failing to adequately protect vulnerable players, restrictions on the provision of betting and gaming services to such players may be imposed on the Combined Group. The Combined Group will continue Flutter and The Stars Group’s close work with industry stakeholders to further the objective of safer gambling, including Flutter’s advocacy for collaboration across the industry on this issue through Flutter’s membership of the Betting and Gaming Council and the Industry Group for Responsible Gambling in the UK and similar initiatives and supports in other key markets. Both Flutter and The Stars Group incur costs in relation to implementing and operating self-exclusion in compliance with the United Kingdom Licence Conditions and Codes of Practice. In addition, Flutter and The Stars Group offer customers in the UK the ability to self-exclude across multiple brands thereby declining to accept revenues from those customers and the Combined Group may also do so. If it does so, and self-exclusion is offered across multiple brands of the Combined Group, the number of potential customers available to the Combined Group, and therefore the revenue it generates, could be materially adversely affected.

17.	The Combined Group may fail to maintain effective and compliant anti-money laundering, counter-terrorist financing and anti-corruption policies and procedures

Flutter and The Stars Group currently receive deposits and other payments from customers in the normal course of their business. The receipt of monies from customers imposes anti-money laundering, counter-terrorist financing and other obligations and potential liabilities on Flutter and The Stars Group and, following completion of the Arrangement, will impose such obligations and potential liabilities on the Combined Group. Certain of the Combined Group’s customers may seek to launder money through its businesses or use stolen funds to access betting or gaming services. Whilst Flutter and The Stars Group have, and following completion of the Arrangement the Combined Group will have, processes in place regarding customer profiling and the identification of customers’ source of funds, such processes may fail or prove to be inadequate, whether in respect of the source of customers’ funds or otherwise. If the Combined Group is unsuccessful in detecting money laundering or terrorist financing activities, it could suffer loss directly, be subject to civil or criminal sanctions and/or lose the confidence of its customers, which could have a material adverse effect on the Combined Group’s reputation, international brand expansion efforts, commercial relationships, ability to attract and retain employees and customers, qualification to have its securities listed on a stock exchange and, more generally, operations, financial performance and prospects. Furthermore, the Combined Group could also be subject to regulatory enforcement leading to fines or other sanctions which could also have a material adverse effect on the Combined Group. In addition, it is difficult for The Stars Group and Flutter and, after the Arrangement, it will be difficult for the Combined Group, to estimate the time or resources that will be needed for the investigation and final resolution of any regulatory enforcement proceedings relating to money laundering, terrorist financing or related activities because, in part, the time and resources needed depend on the nature and extent of the information requested by the authorities involved, and such time or resources could be substantial.

The Combined Group will be required to comply with all applicable international trade, export and import laws and regulations and will be subject to export controls and economic sanctions laws and embargoes imposed by the governments of the jurisdictions in which it operates. Changes in economic sanctions laws may restrict the Combined Group’s business practices, including potentially requiring the cessation of business activities in sanctioned countries or with sanctioned entities or persons, and may result in the Combined Group modifying its compliance programs. The Combined Group will also be subject to the Irish Corruption Offences Act, CFPOA, the FCPA, the UK Bribery Act, the IOM Bribery Act and other anti-bribery laws that generally prohibit the offering, promising, giving, agreeing to give, or authorising others to give anything of value, either directly or indirectly, to a government official in order to influence official action, or otherwise obtain or retain a business advantage. Certain of such laws also require public companies to make and keep books and records that accurately and fairly reflect the company’s transactions and to devise and maintain an adequate system of internal accounting controls. The Combined Group’s business will be heavily regulated and therefore involve significant direct and indirect interaction with public officials of various governments worldwide. Flutter and The Stars Group have implemented, and the Combined Group will maintain, safeguards and policies to deter practices by its directors, officers, employees, agents, collaborators and contractors that would violate applicable laws. However, the Combined Group cannot ensure that its compliance controls, policies and procedures will in every instance protect it from acts committed by such persons that would violate the laws or regulations of the jurisdictions in which it will operate. If the Combined Group is unsuccessful in detecting such acts it could suffer loss directly, be subject to civil or criminal sanctions and/or lose the confidence of its customers. Furthermore, the Combined Group could also be subject to regulatory enforcement leading to fines or other sanctions, such as disgorgement of profits, cessation of business activities, implementation of new or enhanced compliance programmes, requirements to obtain additional licences and permits, exclusion from government contracts or programmes, prohibitions on the conduct of its business and/or restrictions on its ability to market and sell products or provide services in one or more jurisdictions, all of which could also have a material adverse effect on the Combined Group. In addition, there is a risk that increased regulatory measures regarding anti-money laundering and counter-terrorist financing may require the Combined Group to expend significant capital or other resources and/or may require certain businesses within the Combined Group to modify internal standards, procedures or their product offering or operations.

Flutter and The Stars Group have each adopted various policies and procedures to comply with their respective anti-money laundering, counter-terrorist financing and anti-corruption obligations. These policies and procedures are not identical and reflect assessments made by each of Flutter and The Stars Group in relation to their relevant obligations. Following completion of the Arrangement, the Combined Group will be required to align its view on such policies and procedures and it is possible that this process could result in certain activities which have previously been carried out by Flutter or The Stars Group no longer being permitted under the Combined Group’s aligned policies. If this was to occur, it could result in changes to the products and or services offered by certain aspects of the business of the Combined Group and to the closure of certain customer accounts, each of which could have an adverse impact on the Combined Group’s revenue.

The tightening of anti-money laundering regulations may also affect the speed and convenience with which customers can access the Combined Group’s products and services, which may also have a material adverse effect on the Combined Group’s ability to generate revenues.

18.	From time to time, the Combined Group will be exposed to player collusion and fraud and failures to accurately detect and prevent player collusion and fraud could have a material adverse effect on the Combined Group

The online betting and gaming industry can be vulnerable to customer collusion and fraud. For example, collusion between online poker players may occur through “chip dumping” (depositing and losing money against another colluding customer in an attempt to launder money). In addition, customers may commit or attempt to commit fraud or cheat, including through the use of artificial intelligence or other sophisticated computer programmes (“bots”) to create an artificial competitive advantage to increase winnings with respect to online poker products, or by so-called “account takeovers” (obtaining control of the account, and using the funds of, a third-party) in respect of betting and gaming products more generally. The use of bots to play other real-money games such as bingo, slots and other casino games are other known methods of online betting and gaming fraud. Acts of fraud or cheating may involve various tactics, possibly in collusion with employees or other customers of the Combined Group.

Flutter and The Stars Group have each implemented a variety of detection and prevention controls to minimise the opportunities for fraudulent play and collusion (including through the use of artificial intelligence or bots), but must continually monitor and develop their effectiveness to counter innovative techniques. Acts of collusion, fraud and cheating have the potential to interfere with customers’ enjoyment of a balanced game environment. If the Combined Group fails to detect collusion, fraud and cheating, including fraudulent use of third-party funds and the use of bots, the Combined Group could lose the confidence of its customers. In addition, negative publicity related to such schemes could lead to customers becoming dissatisfied with the Combined Group’s sites, products and service. In addition, the Combined Group could face action from third-parties affected by such collusion, fraud or cheating, including where fraudulent use of third-party funds has occurred as a result of account takeovers. The occurrence of any or all of such consequences could result in reputational damage to the Combined Group, could materially adversely affect its revenue and could require significant capital expenditure to counteract.

19.	The Combined Group will operate in a heavily regulated environment and any failure to adhere to regulatory requirements can lead to enforcement action by relevant regulators and fines

Flutter and The Stars Group supply and, following completion of the Arrangement, the Combined Group will continue to supply services subject to a number of licences and authorisations obtained from various regulators and/or licensing authorities around the world. Each such licence is subject to numerous compliance requirements relating to matters such as anti-money laundering, responsible gambling, data protection, advertising and consumer rights issues. Compliance with such requirements can be incorporated into the relevant licence authorisation as a licensing condition (or similar) with a corresponding requirement for the Combined Group to comply with such requirements.

In the event that such compliance obligations are not met, the relevant regulator may commence an enforcement action against the relevant entity with potential adverse consequences. Such enforcement action has, in the United Kingdom and United States particularly, led to significant fines being levied, including by the UKGC and relevant US regulators and it is likely that such enforcement initiatives will not only continue but could potentially increase in frequency and scope. For example, in October 2018 Flutter was fined £2.2 million by the UKGC in connection with customer activities in 2016. In addition, in the US, a subsidiary of The Stars Group is currently subject to proceedings initiated by the Commonwealth of Kentucky in respect of activities carried out between 2006 and 2011. Further information on the Kentucky proceedings is set out in the risk factor entitled “The Combined Group could be exposed to liabilities arising from proceedings brought by the Commonwealth of Kentucky on behalf of Kentucky residents against certain subsidiaries of The Stars Group for the recovery of gambling losses” in paragraph 42 below.

In addition to fines and other financial penalties, the consequences of such enforcement action could include a revocation of the relevant entity’s licence, a suspension of that licence and/or the imposition of certain adverse licensing conditions. The loss of a gaming licence in one jurisdiction could trigger the loss of a gaming licence or affect Flutter’s, The Stars Group’s or, following completion of the Arrangement, the Combined Group’s eligibility for such a licence in another jurisdiction, and any of such losses, or potential for such loss, could cause the Combined Group to cease offering some or all of its services or products in the relevant jurisdictions.

If regulatory enforcement proceedings are brought against Flutter, The Stars Group or, following completion of the Arrangement, the Combined Group, there is an increased risk that third-parties, including but not limited to customers and third-party service providers could commence litigation against Flutter, The Stars Group or the Combined Group, particularly where such regulatory enforcement proceedings have been successful.

Certain jurisdictions also licence key management on an individual basis and, to the extent that any compliance shortcomings are evident and ultimately pursued through enforcement actions, there is a risk that certain regulatory sanctions could be imposed against key management of the Combined Group following completion of the Arrangement. If members of key management of the Combined Group become subject to regulatory sanctions in certain jurisdictions, the Combined Group may face difficulties in maintaining or renewing existing licences in other regulated jurisdictions in which it operates or in obtaining new licences in jurisdictions into which it wishes to expand.

20.	The Combined Group faces the risk of loss, revocation, non-renewal or change in the terms of its betting and gaming licences

Flutter’s and The Stars Group’s betting and gaming licences tend to be issued for fixed periods of time, after which a renewal of the licence is required. For example, certain licences held by members of the TSG Group will expire and will need to be renewed in the ordinary course during the course of 2020, including licences held in Australia (June 30, 2020), Estonia (September 21, 2020), France (June 24, 2020), New Jersey (March 30, 2020 and, if renewed, September 30, 2020) and Spain (June 2, 2020). Licences also typically include a right of revocation for the regulator in certain circumstances, for example, where the licensee is in breach of the relevant licence provisions. In addition, The Stars Group has identified a limited number of licences (including those in Australia, Pennsylvania and New Jersey) which, as a result of the Arrangement, will require approval by the relevant regulators prior to completion of the Arrangement. If any of the Combined Group’s betting and gaming licences are not renewed, there are material delays in renewal, such licences are revoked or such licences are renewed on terms which are materially less favourable to the Combined Group, this may restrict the Combined Group from providing some or all of its services to customers located in the relevant jurisdiction and may result in the Combined Group being required or choosing to withdraw from the jurisdiction either temporarily or permanently, either of which would have a consequent negative impact on the Combined Group’s revenue.

In addition, the determination of suitability process as part of any renewal application may be expensive and time-consuming and any costs incurred are unlikely to be recoverable if the application is unsuccessful. While both Flutter and The Stars Group have established procedures in place to monitor renewal dates (including substantial internal regulatory teams and retaining outside counsel, where appropriate), the revocation or non-renewal of the Combined Group’s licences could arise if the Combined Group’s directors, management, certain shareholders or business partners failed to comply adequately with the suitability, information reporting or other requirements of relevant licensing and regulatory authorities.

21.	The Combined Group’s systems and controls to restrict access to its products may not be adequate

Flutter and The Stars Group rely, and, following completion of the Arrangement, the Combined Group will rely, on technological systems and controls to block customers from certain jurisdictions from accessing their services. These systems and controls are intended to ensure that the Combined Group does not accept money from customers located in those jurisdictions, where it has made a decision not to offer its products and services. The blocking of access from customers in certain jurisdictions may arise either as a result of specific requirements imposed on Flutter or The Stars Group as a result of holding certain licences or on the basis of a lack of coherent justification that offering betting and gaming services to customers resident in such a jurisdiction would not infringe the law of the jurisdiction in which the relevant player resides.

Where blocking obligations are currently imposed by licencing requirements, there is a risk that the relevant regulators could require the Combined Group to block customers resident in specific additional jurisdictions in the future. Where this occurs, it could have a material adverse effect on the Combined Group’s ability to generate revenue in any such jurisdictions.

In addition, the technical systems and controls adopted by Flutter, The Stars Group and, following completion of the Arrangement, the Combined Group, could fail or otherwise be found to be inadequate, either currently, as a result of future technological developments or as a result of customers in restricted jurisdictions seeking workarounds to the relevant systems and controls. This may result in violations of applicable laws or regulations. Any claims in respect of any such violations could have cost, resource and reputational implications, as well as implications on the ability of the Combined Group to retain, renew or expand its portfolio of licences.

22.	The Combined Group’s business and financial performance may be affected by the UK’s exit from the European Union

In June 2016, the British public voted for the UK to exit the EU (“Brexit”). Following the British government’s decision to invoke Article 50 of the Treaty on the Functioning of the European Union on March 29, 2017 (and subsequent extensions to the exit date), the UK left the EU on January 31, 2020. The UK and EU have agreed a transitional period during which EU law will continue to apply in the UK in substantially the same way as immediately before Brexit until the expiry of the period (which is currently anticipated to occur on December 31, 2020). However, the nature of the future relationship between the UK and the remaining EU member states following expiry of the transitional period has yet to be agreed and negotiations between the UK and EU on the terms of Brexit to date have demonstrated the difficulties that exist in reaching such an agreement. Until these negotiations have concluded, the impact of Brexit on the UK, European and global markets will remain uncertain.

The prospect of Brexit has already resulted in significant economic, political and social instability, not only in the United Kingdom and Europe, but across the globe generally. In particular, this has led to increased volatility in and an overall fall in the value of the pound sterling, which, if it continues, may affect the profitability of the Combined Group, for example but without limitation, due to customers deciding to spend less money on the products and services offered by the Combined Group.

Furthermore, Brexit has adversely affected the global markets, including the London Stock Exchange and Euronext Dublin Market, on which Flutter Shares are currently, and following completion of the Arrangement will (including the Flutter Shares issuable pursuant to the Arrangement) be admitted to, trading. Brexit, and the final departure of the United Kingdom from the EU following expiry of the transitional period could further lead to volatility in the value of securities traded on the main market and Euronext Dublin Market, including Flutter Shares. Lack of clarity about future UK laws and regulations as the UK determines which EU laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the UK, increase costs, depress economic activity and restrict the Combined Group’s access to capital and impact revenues. In particular, because a significant proportion of the regulatory regime applicable to companies whose securities are traded on the London Stock Exchange and Euronext Dublin Market and forthcoming regulatory reform is derived from EU directives and regulations, Brexit could lead to material changes to the regulatory regimes that would be applicable to the Combined Group’s operations in the UK in the future. This could increase compliance and operating costs for the Combined Group and have a material adverse effect on the Combined Group’s business, prospects, revenues, operating results and financial condition.

Brexit may also adversely affect the operations and ongoing profitability of the Combined Group. This may include, among other things, as a result of losing the current benefit of and/or becoming subject to additional and more onerous rights and obligations relating to legal, regulatory, trade and taxation matters, owing to the UK losing its EU and/or European Economic Area membership rights. For example, if the UK is not the subject of an adequacy decision under Article 45 of the GDPR (as defined herein) following Brexit, the Combined Group may face operational restrictions on the transfer of data between its UK and EU operations which may impact on its ability to provide services and products efficiently or effectively or may increase the cost of providing those services and products. Any negative change in barrier-free access between the UK and the EU (for instance, as a result of the UK losing access to the European single market, or as a result of any other member state leaving the EU) may also affect the operations and ongoing profitability of the Combined Group.

23.	There have been, and continue to be, various attempts in the European Union to apply domestic criminal and administrative laws to prevent online betting and gaming operators licensed in other EU member states from operating in or providing services to customers within their territory; the case law of the Court of Justice of the European Union (“CJEU”) on this issue continues to evolve and the reactions of the governments of such member states creates uncertainty for online gaming operators

There have been, and continue to be, attempts by regulatory authorities, state licensees and incumbent operators, including monopoly operators, in certain EU member states to apply domestic criminal and administrative laws to prevent, or try to prevent, online betting and gaming operators licensed in other EU member states from operating in or providing services to customers within their territories. Flutter and The Stars Group permit, and, following completion of the Arrangement, the Combined Group will permit customers in most EU member states to access its services. Although certain EU member states are subject to infringement proceedings initiated by the European Commission in relation to the laws that they apply to betting and gaming as being contrary to the EU law principles of free movement of services, the application and enforcement of these principles by the CJEU, the domestic courts and regulatory authorities in various EU member states remains subject to continuing challenge and clarification. There have been, and continue to be, a considerable number of relevant proceedings before the domestic courts of various EU member states and the CJEU. The outcomes of these proceedings remain uncertain and it may take some years before these proceedings are finally decided.

If the jurisprudence of the CJEU continues to recognise that EU member states may, subject to certain conditions, establish or maintain exclusive licensing regimes that restrict the provision of online betting and gaming services by operators licensed in other EU member states, this may adversely affect the Combined Group’s ability to permit customers in a given EU member state to access one or more of the Combined Group’s online betting and gaming services and to engage in certain types of marketing activity and customer contact. Depending on the way in which national courts or competent authorities interpret EU law, the Combined Group may have to submit to local licensing, regulation and/or taxation in more EU member states than is currently the case in respect of Flutter and The Stars Group and/or exclude customers who are based in certain member states, either entirely or from certain product offerings. Any such consequences could potentially increase the Combined Group’s operating costs and/or reduce its revenues in the European Union.

RISKS RELATING TO THE OPERATIONS OF FLUTTER AND/OR The Stars Group AND, IF THE ARRANGEMENT BECOMES EFFECTIVE, THE COMBINED GROUP

24.	The Combined Group’s business and financial performance is likely to be affected by economic, social and political conditions, including the impact of the COVID-19 pandemic, globally and, in particular, in the jurisdictions in which it operates

Flutter and The Stars Group are, and the Combined Group will be, directly and indirectly, subject to inherent risks arising from general economic conditions in the global economy and the jurisdictions in which it operates both generally, and as they specifically affect betting and gaming companies. Specific risks facing the Combined Group’s business include, but are not limited to, risks associated with the following:

•	changes in the policies, decisions and actions of governmental or regulatory authorities or courts in Ireland, the UK, the EU, the United States, Australia or elsewhere in relation to the betting and gaming industry, including the implementation and interpretation of key legislation and regulation permitting or regulating betting and gaming together with any resulting impact on the Combined Group’s ability to operate in, or cost of operating in, certain jurisdictions;

•	a change in market or public sentiment at a national or supranational level towards the betting and gaming industry, which could result in governmental or regulatory authorities adopting policies and/or implementing regulatory frameworks which increase the regulatory burden on the betting and gaming industry in a manner which adversely affects the Combined Group’s cost of operating in those jurisdictions and/or the Combined Group’s ability to continue to operate in or establish operations in those jurisdictions;

•	potential deterioration in the economic, social and political conditions in the jurisdictions in which the Combined Group operates, changes to the political leadership of member countries of the Eurozone as a result of national elections in the short to medium term, and/or other political instability or unrest that impacts Europe and/or other regions could result in increased volatility in the general economic or political conditions of those countries and/or regions;

•	changes to the political leadership of the United States and any resulting changes to areas of policy that could impact the global economy, the betting and gaming industry and/or the markets in which the Combined Group operates;

•	an increase in protectionism resulting in weaker global trade and economic activity and/or impacting the ability of the Combined Group to offer its betting and gaming products in particular jurisdictions in addition to growing populism increasing economic and political uncertainty;

•	changes in the general economic and business conditions in the jurisdictions in which the Combined Group operates given the Flutter Board, the Flutter Proposed Directors and the Proposed Directors belief that demand for entertainment and leisure activities, including betting and gaming, is sensitive to changes in consumers’ disposable income;

•	changing customer behaviour including consumer spending, saving and borrowing habits or a pronounced rise in the price of consumer goods which impact customers’ spending power and willingness to spend on the Combined Group’s products;

•	risks related to climate change including the risk that climate change increases the frequency and severity of events resulting in the postponement or cancellation of sporting fixtures which the Combined Group’s customers wish to bet on. Recent examples of such events include the impact of Typhoon Hagibis on the 2019 Rugby World Cup which resulted in Paddy Power paying out on bets it would not otherwise have been required to and calls for the Australian Tennis Open in January 2020 to be re-scheduled due to player welfare concerns as a result of widespread bushfires in Australia;

•	acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical or other such events resulting in the postponement or cancellation of sporting fixtures which the Combined Group’s customers wish to bet on; and

•	natural disasters, pandemic, public health emergencies and other disasters, adverse weather and similar contingencies outside the Combined Group’s control resulting in the postponement or cancellation of sporting fixtures which the Combined Group’s customers wish to bet on.

In particular, the recent outbreak of a novel coronavirus (SARS-CoV-2) and related respiratory disease (coronavirus disease (COVID-19) (“COVID-19”)) has resulted in the cancellation or postponement of major sporting events globally or the requirement that major sporting events be held without fans present. COVID-19 was declared a pandemic by the World Health Organisation on March 11, 2020 and there are cases in approximately 196 countries, areas or territories as at March 25, 2020. This outbreak of novel coronavirus has also led (and may continue to lead) to disruptions to the worldwide economy, including jurisdictions in which Flutter and The Stars Group operate and the Combined Group will operate. While it is impossible to determine the eventual scope of this outbreak or its ultimate impact on Flutter, The Stars Group or the Combined Group, any sustained outbreak resulting in the postponement or cancellation of sporting events which the Combined Group’s customers wish to bet on would have a material adverse effect on the Combined Group’s sports betting revenue. Further, although the Combined Group will have business continuity plans and strategies in place, COVID-19 could lead to the interruption of operations of the Combined Group or the operations of third-party providers and other suppliers on whom the Combined Group will depend. See the risk factor entitled “Aspects of the Combined Group’s business will depend on the live broadcasting and scheduling of major sporting events” below.

25.	Flutter and The Stars Group utilise different IT systems and platforms and the integration of those platforms in the Combined Group may cause challenges which could mean that the anticipated benefits of the integration of the businesses of Flutter and The Stars Group in respect of IT systems may not be fully realised and/or the integration of different technologies, platforms, standards, processes, procedures and controls could result in the underperformance, interruption or failure of the IT systems of the Combined Group

The businesses of each of Flutter and The Stars Group rely on complex IT systems which have been developed separately and which cover a wide range of systems critical to the operation of each business, including the collection, aggregation and distribution of operating and financial data, trade and price information, the generation and provision of analytics, risk management services, provision of market infrastructure (including platforms for the execution, clearing and settlement of bets, positions and trades), security systems and payment systems.

Although the Flutter Board, the Flutter Proposed Directors and the Proposed Directors believe that the Combined Group will be able to generate synergies and cost savings as a result of the Arrangement in respect of the integration of these IT systems, there can be no assurance that the post-Arrangement integration of the IT systems of Flutter and The Stars Group will achieve the anticipated synergies and cost savings, in either a timely manner or at all.

The integration of the IT systems in a safe, resilient and regulatory-compliant manner will require considerable resources (including significant capital investment and personnel time and resource commitments) and presents numerous challenges, including because of the complexity of the systems, the potential loss of key personnel with extensive experience of the IT systems of Flutter and The Stars Group respectively and due to difficulties in migrating existing products and services to new technological platforms and integrating different and complex technologies, platforms, standards, processes, procedures and controls. New or upgraded platforms also may not perform as intended or deliver the expected benefits, including, where relevant, increased transaction volumes and lower operating costs.

IT systems underpin all the main products and services that will be offered by the Combined Group and any difficulties in the integration of the IT systems could result in the underlying business of the Combined Group not performing in line with expectations, the incurring of greater costs than expected or the underperformance, interruption or failure of the IT systems. Any such consequences could impact the Combined Group’s revenue (e.g. by impacting its ability to offer products and services to its customers) or increase its operating expenses.

26.	Flutter and The Stars Group are, and therefore the Combined Group will be, highly dependent on the development and operation of its sophisticated technology and advanced information systems and could suffer failures, interruptions or disruptions to such systems or related development projects and/or could fail to effectively adopt and implement new technologies and systems required for the Combined Group’s business to remain competitive

The businesses of each of Flutter and The Stars Group rely, and the Combined Group will rely, on complex IT systems (including systems provided or supported by third-parties) that cover a wide range of systems critical to the operation of the business, including the collection, aggregation and distribution of operating and financial data, trade and price information, the generation and provision of analytics, risk management services, provision of market infrastructure (including platforms for the execution, clearing and settlement of bets, positions and trades), security systems and payment systems.

Flutter’s, The Stars Group’s and the Combined Group’s ability to provide uninterrupted services is dependent on these systems. While each of Flutter and The Stars Group currently have, and the Combined Group will have, certain incident and disaster recovery plans, business contingency plans and back-up procedures in place to minimise, mitigate, manage and recover from the risk of an interruption of, or failure to, its critical IT operations, there is no guarantee that such plans and procedures will be able to adequately anticipate or plan for all such risks and the Combined Group cannot eliminate the risk of a system failure, interruption or disruption occurring. Such failures may arise for a wide variety of reasons, such as software malfunctions, insufficient capacity, including network bandwidth in particular during peak activity times, as well as hardware and software malfunctions or defects, or complications experienced in connection with the operation of such systems, including system upgrades.

If the Combined Group’s technology and/or information systems suffer from major or repeated failures, this could interrupt or disrupt its trading, clearing, settlement, index, analytics, data information or risk management services and undermine confidence in the Combined Group’s platforms and services, cause reputational damage, impact operating results and/or cause delays to the integration of the Flutter and The Stars Group businesses.

Each of Flutter and The Stars Group rely, and following the Arrangement, the Combined Group will rely, to some extent on IT systems, cloud-based services or other networks that are provided, managed or hosted by third-parties. Coordination with such third-parties will be required to resolve any issues with IT systems, which may mean they take longer to resolve than if they were managed or hosted by the Combined Group alone.

To compete effectively, the Combined Group must be able to anticipate and respond, in a timely and effective manner, to the need for new and enhanced technology. The markets in which the Combined Group will compete are characterised by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the introduction of new services and products and changing customer demands. There can be no assurance that the current systems of Flutter, The Stars Group and, following the Arrangement, the Combined Group, will be able to support any new or emerging technologies, industry standards or enhanced products or services, or be able to accommodate a significant increase in online traffic or increased customer numbers arising as a result of any such technologies, standards or products or services, without further development. If the Combined Group’s systems are unable to expand to meet increased demand, are disrupted or otherwise fail to perform, or the adoption of new technologies requires greater investment than anticipated, this could have a material adverse effect on the Combined Group’s revenues and could increase operating expenses.

27.	The operating platforms used by Flutter, The Stars Group and, following completion of the Arrangement, the Combined Group are and will be reliant on technologies and network systems, which may be vulnerable to cyber-attacks that negatively affect the customer experience or which could result in breach of privacy laws and misuse of customer data

The operating platforms used by Flutter and The Stars Group are and, following completion of the Arrangement, the Combined Group will be reliant on technologies and network systems to securely handle transactions and user information over the internet, which may be vulnerable to system intrusions, unauthorised access or manipulation.

As malicious users become increasingly sophisticated and devise new ways to commit fraud or cause disruption, the Combined Group’s security and network systems may be tested and subject to attack. Computer malware, viruses, hacking, phishing and similar attacks have become more prevalent in the industry. Two of the more common security issues affecting the online gaming industry are “denial of service” and “Trojan horse” attacks. While Flutter and The Stars Group employ and, following completion of the Arrangement, the Combined Group will employ intrusion detection and prevention measures, there is no assurance that such intrusions or attacks or other unauthorised access or manipulation of the software will or can be prevented in the future and any occurrences may cause a delay in or an interruption of operations of the Combined Group. Intrusions and interference in technology services may occur without warning, resulting in a negative experience that the Combined Group’s customers may associate with use of the Combined Group’s products, services or sites. If the Combined Group’s efforts to combat these “denial of service” and “Trojan horse” attacks and other forms of cyber-crime are unsuccessful, the Combined Group’s reputation and product offerings could be materially adversely affected with a consequent impact on its ability to generate revenue.

Flutter and The Stars Group process and, following completion of the Arrangement, the Combined Group will continue to process, customer data about users of the online betting and gaming services they make available, including personal information about such customers and the customers’ game play history, which comprises information, the storage, use or disclosure of which is regulated by data protection and privacy laws in the jurisdictions in which they operate and/or where their customers are located. For further information on the risks arising from the application of data protection and privacy laws to the Combined Group, see the risk factor entitled “The increasing application of and any significant failure to comply with applicable data protection and privacy laws may have a material adverse effect on the Combined Group” in paragraph 34 below.

28.	The Stars Group is subject to risks related to its and its subsidiaries’ contractual relationships with its media partners, and events impacting those relationships or agreements could result in significant disruptions to The Stars Group’s and the Combined Group’s business

The Stars Group and one or more of its subsidiaries have ongoing commercial relationships with Sky plc, together with its subsidiaries (“Sky”) and FOX Sports, which allow The Stars Group and one or more of its subsidiaries to use the Sky and FOX Sports brands and integrate with Sky’s and FOX Sports’ commercial and advertising platforms pursuant to several contractual agreements. Events impacting these media partner relationships with The Stars Group, including triggers for terminating these contractual arrangements, could result in significant disruptions (including in the delivery of services provided to customers) and costs that would adversely affect the overall operational performance, financial performance, financial position or prospects of The Stars Group’s business, as well as harm or cause loss of its reputation, brand and associated rights and/or attract increased regulatory scrutiny. Additionally, the commercial and advertising platforms that The Stars Group’s media partners provide to The Stars Group may not operate as expected, may not fulfil their intended purpose or may be damaged or interrupted by unanticipated increases in usage, human error, unauthorised access, natural hazards or disasters or similar events. Any interruption to the services these media partners provide to The Stars Group could damage the Combined Group’s business and reputation, and could cause it to incur higher marketing and other costs.

The Stars Group and one or more of its subsidiaries utilize their relationships with on the Sky and FOX Sports brands and product offerings to attract customers. If the customer perception of the Sky or FOX Sports brand were to deteriorate (as a result of acts or omissions by Sky, FOX Sports, SBG, The Stars Group or the Combined Group, including any acts or omissions which result in a material deterioration in Sky’s and/or FOX Sports’ reputations), or if Sky or FOX Sports were to lose some or all of its material licensing arrangements with respect to sports broadcasting, the perception of the Sky or FOX Sports brand, as applicable, could be impacted.

The contractual licence arrangement pursuant to which SBG and one or more subsidiaries of The Stars Group uses the Sky brand is set to expire on March 18, 2040. There can be no assurances that The Stars Group or the Combined Group will be able to extend the term of the licence beyond such expiration date. Additionally, Sky may terminate the licence if The Stars Group (including SBG) does not comply with the licence terms. Any expiration or termination of this Sky brand licence could have a material adverse effect on the Combined Group’s ability to generate revenue from the businesses of SBG and could diminish the value to the Combined Group of The Stars Group’s arrangements with Sky.

Pursuant to the terms of the licence, The Stars Group (including SBG) is only entitled to use the Sky brand in approved territories, which currently comprise, among others, the UK, Ireland, Italy and Germany. Any use of the Sky brand in any other territory may be undertaken only with Sky’s prior consent, and is subject to the satisfaction of certain conditions as to the legality of betting and gaming operations, no adverse impacts on the Sky brand, and the absence of conflicts with third-party rights and existing third-party restrictions and arrangements. While there have been no proposals to date to expand the number of territories in which the Sky brand is approved for use by The Stars Group, there can be no guarantee that The Stars Group or the Combined Group will be entitled to use the Sky brand in any additional territories other than the currently approved territories, if any such proposal is made in future.

The Stars Group has secured certain limited rights to use the SBG brands in conjunction with The Stars Group’s brands in the approved territories where use of the Sky brand is permitted. These rights relate to the positioning of the SBG brands on websites, applications, marketing and promotional materials which also feature The Stars Group’s brands. The Stars Group has also secured rights to use the benefits of the Advertising Agreement in relation to the promotion of The Stars Group’s brands in the UK and Ireland. Any loss of such rights and benefits could have a material adverse effect on The Stars Group’s and the Combined Group’s UK and Irish business by restricting The Stars Group’s ability to advertise certain products on platforms owned by Sky which may result in a reduction in active customers and consequent loss of revenue and could diminish the value to The Stars Group of its arrangements with Sky.

The Stars Group’s long-term commercial arrangement with FOX Sports, including the licence to use the FOX Bet brand, has a potential term of up to 25 years. FOX Sports has the ability to terminate the arrangement early in certain circumstances, with or without cause and for certain reasons outside of The Stars Group’s control. If FOX Sports exercises its right to terminate the arrangement, or if the relationship fails to provide the value anticipated by The Stars Group, it could have a material adverse effect on The Stars Group’s US business, including the potential loss of the FOX Bet brand. Further, even if the term of the arrangement reaches its potential term of 25 years, there is no guarantee that any term extensions will be agreed between the parties. Additionally, much of the value from The Stars Group’s arrangement with FOX Sports relies on FOX Sports’ significant media and other rights, which are not guaranteed to continue for the full term of the arrangement. For example, if FOX Sports were to lose the broadcast rights to one or more material sports leagues, such as the NFL, the value to The Stars Group of the FOX Sports arrangement could be severely diminished, particularly when taking into account certain financial commitments of The Stars Group and the corresponding loss of integrations in certain US sports programming. The arrangement also provides FOX Sports with broad pre-approval rights with respect to certain actions, activities or decisions by The Stars Group, which could limit The Stars Group’s and the Combined Group’s ability to realise the full anticipated value of the FOX Bet brand. Additionally, state laws or regulations could (i) fail to legalise online sports betting in enough states for The Stars Group to make full use of the FOX Bet brand, and/or (ii) have the effect of prohibiting the use of the FOX Bet brand in those jurisdictions, which would further diminish the value to The Stars Group of the arrangement with FOX Sports.

29.	The Combined Group may fail to retain existing customers for its poker offerings or add new customers or customers could decrease their level of engagement with poker offerings in general

If people do not perceive The Stars Group’s and, following completion of the Arrangement, the Combined Group’s poker offering to be enjoyable, reliable, relevant and trustworthy, the Combined Group may be unable to attract or retain customers or maintain or increase the frequency and duration of their engagement. A number of other online gaming and interactive entertainment companies that achieved early popularity in poker have since seen their active customer bases or levels of engagement decline.

The Combined Group’s strategy will be to increase engagement, retention and monetisation of its poker customer base. Since the beginning of 2016, The Stars Group has improved its poker ecosystem to benefit and attract high-value, net-depositing customers and reduce incentives for high-volume, net-withdrawing customers. As a result of this change in the poker ecosystem, The Stars Group experienced, and may continue to experience, an expected overall decrease in the volume of gameplay and total deposit balances held by high-volume, net-withdrawing players. However it is also possible that the online poker market is in structural decline more generally and that, as a result, the Combined Group could see an erosion of its Active Customer base or engagement or monetisation levels for its poker offerings in the future. Any such erosion or decreased engagement or monetisation could have a material adverse effect on the Combined Group’s revenues given the expectation that online poker will generate a significant portion of the Combined Group’s revenue.

30.	The success of certain of the Combined Group’s products including poker, exchange and daily fantasy sports depends upon maintaining liquidity

Flutter’s Betfair Exchange, FanDuel Group’s daily fantasy sports business and The Stars Group’s poker businesses operate with, and their success is dependent on, high levels of liquidity. A significant reduction of this liquidity or any legislative or regulatory measures taken to ring-fence that liquidity could have a material adverse impact on the attractiveness of those products as well as eroding their key competitive strengths. The occurrence of any event causing an adverse impact on the liquidity available on Flutter’s Betfair Exchange, FanDuel Group’s daily fantasy sports business and The Stars Group’s poker businesses could result in a reduction in the number of customers who are willing to use these products and services which, if it were to arise to a material degree, would have a material adverse effect on the Combined Group’s ability to generate revenue from those businesses.

31.	The Combined Group will depend on third-party providers and other suppliers for a number of products (including data and content) and services that are important to its business. An interruption or cessation, or material change in the terms of provision, of an important product or service supplied by any third-party could adversely affect the Combined Group’s business

The business and technology systems and platforms of Flutter and The Stars Group depend and, following completion of the Arrangement, the Combined Group will depend, on a variety of services from third-parties, such as telecommunications, data, content, advertising, technology, hosting, banking and other service providers. If there is any interruption to or cessation of the products or services provided by these software and payment providers, any material change to the terms on which such products or services are currently provided or their products or services are not as scalable as anticipated or at all, or if there are problems in upgrading such products or services, the Combined Group’s business could be adversely affected, and the Combined Group may be unable to find adequate replacement services on a timely basis or at all and/or at a reasonable price.

Each of Flutter and The Stars Group do, and the Combined Group will, increasingly rely on access to certain data used in its business through licences with third-parties and depend on third-party suppliers for data and content (for example sporting data), including data received from sporting bodies and various data partners, that will be used in its products and services. Some of this data will be provided exclusively by particular suppliers and may not be obtained, or obtainable, from other suppliers. If these third-parties were to discontinue providing products or services to the Combined Group for any reason or fail to provide the type of service agreed to, the Combined Group may experience significant disruption to its business. The general trend toward consolidation in the information services industry may increase the risk that such products or services, insofar as they relate to information services, may not be available to the Combined Group in the future, or may only be available at increased cost to the Combined Group. In addition, in the future, the Combined Group’s data suppliers could enter into exclusive contracts with competitors of the Combined Group without its knowledge.

In particular, as discussed in more detail in the risk factor entitled “The Combined Group will depend on the ongoing support of payment processors and international multi-currency transfer systems” in paragraph 53 below, the Combined Group will depend on payment and multi-currency processing providers to facilitate the movement of funds between it and its customers and any deterioration in the quality of the payment processing services, any interruption to those services, any increase in the cost of such services or any reduction in the availability of such services to betting and gaming providers could have a material adverse effect on the ability of the Combined Group to accept customers’ funds or significantly increase the costs of doing so.

There is a risk that if contracts with any of the third-parties referred to above are terminated and not renewed or replaced, or not renewed or replaced on favourable terms, or if such third-parties do not provide the level of support (in terms of updates and technical assistance) required as they grow, this will have a materially adverse effect the Combined Group’s operations and may materially increase the Combined Group’s costs of sales.

In addition, the Combined Group will be dependent upon the third-party suppliers referred to above defending any challenges to their intellectual property. Any litigation that arises as a result of such a challenge could have a material impact upon the Combined Group’s business and, even if legal actions were successfully defended, disrupt their business in the interim, divert management attention and result in significant cost and expense for the Combined Group.

32.	Uncertainty as to the legality of online betting and gaming or adverse public sentiment towards online betting and gaming may deter third-party suppliers from dealing with the Combined Group

The willingness of third-party service providers to provide their services to the Combined Group may be affected by their own assessment of the legality of their provision of services to the Combined Group, of the Combined Group’s business or of the online betting and gaming sector, and by political or other pressure brought to bear on them. Adverse changes in law or regulation or enforcement policies in any jurisdiction may make the provision of key services to the Combined Group unlawful or problematic in such jurisdictions. To the extent that third-party suppliers are unwilling or unable to provide services to the Combined Group, this may have a material adverse effect on the Combined Group’s licences and impact the Combined Group’s ability to generate revenue from offering its products and services to customers.

In addition to any legal or regulatory reasons why a third-party service provider may not be willing to provide services to the Combined Group, certain third-party service providers may be reluctant to provide services to the Combined Group due to concerns regarding public, political, regulatory or market sentiment towards the betting and gaming industry. Certain third-party service providers may determine that an association with the Combined Group could result, directly or indirectly, in adverse consequences for their business and so they may be unwilling to provide their services to the Combined Group and/or prohibit or restrict the Combined Group’s customers from using such third-party service provider’s technology, business or services for the purposes of interacting with and/or doing business with the Combined Group. For example, certain IT software and/or hardware companies may refuse to make their devices or software compatible with the Combined Group’s gaming applications or other online offerings to customers and/or they may restrict access to the Combined Group’s betting and gaming applications through such third-party’s platforms. In addition, banks and/or other payment processors may prohibit or restrict customers’ ability to process payments relating to online gaming websites or applications on a mandatory basis or at the request of a customer. Should such restrictions and rejections become more prevalent, betting and gaming activity by the Combined Group’s customers or the conversion of registered customers into Active Customers could be adversely affected, which in turn could have a material adverse effect on the revenue of the Combined Group.

33.	The loss of certain key members of the Combined Group’s senior management team/staff and/or the failure of the cultural integration of Flutter and The Stars Group could have adverse consequences on the Combined Group

The Combined Group’s future success depends in a large part upon the continued service of key members of its senior management team and employees. In particular, given the disparate product offerings of Flutter and The Stars Group and the historical knowledge of those senior managers and key staff in relation to products currently offered exclusively by either Flutter or The Stars Group, members of the senior management team and a number of other key staff will be critical to the overall management of the Combined Group as well as the integration of Flutter and The Stars Group, the development of the Combined Group’s technology, its culture and its strategic direction. The loss of any of the Combined Group’s senior management or key personnel could seriously harm its business. The Combined Group’s ability to compete effectively will be dependent upon its ability to attract new employees and to retain and motivate its existing employees. There can be no assurance that the Combined Group will be able to retain the personnel it requires when the Arrangement completes. The Combined Group’s ability to retain key personnel will depend upon a number of factors, including compensation packages offered by other companies and the impact of share price performance on the Combined Group’s share schemes. For additional information on the Combined Group’s executive directors, see “Directors and Executive Officers” in Appendix L.

Flutter and The Stars Group are large organisations, each with its own unique organisational culture and approach to its business, staff, customers and other stakeholders, which have developed organically over many years. Notwithstanding that Flutter will exercise strategic and operational control over The Stars Group business following completion of the Arrangement, the Combined Group’s future success will depend in part on the ability of the senior management team to manage the cultural integration of Flutter and The Stars Group. A failure to successfully integrate the organisational cultures of Flutter and The Stars Group within the Combined Group could materially adversely affect the prospects of the Combined Group (for example, the Combined Group may be required to resolve differing opinions on technical decisions and product roadmaps which may impact the operations of the relevant businesses).

34.	The increasing application of and any significant failure to comply with applicable data protection and privacy laws may have a material adverse effect on the Combined Group

Flutter and The Stars Group process customer personal data (including name, address, age, payment details, gaming and self-exclusion history) and employee data as part of their businesses. This requires them to comply with strict data protection and privacy laws in the EU and many other jurisdictions in which they have customers or control, process or transfer such information. Such laws generally restrict the Combined Group’s ability to collect and use personal information relating to customers and potential customers and typically also affect the Combined Group’s ability to collect, use and transfer personal data relating to its customers and others, including through the use of cookies or similar technologies or by using such information across different brands, in a way that is of commercial use to the Combined Group. Notwithstanding the technical and organisational measures which the Combined Group will have in place following completion of the Arrangement, it will be exposed to the risk that this data could be wrongfully accessed and/or used, whether by employees, customers or other third-parties, or otherwise lost, disclosed or processed in breach of applicable data protection and privacy laws.

If the Combined Group fails to adhere to applicable data protection and privacy laws, it may be subject to administrative sanctions and/or civil litigation. In particular, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) in the EU includes an administrative sanctions regime where non-compliance with GDPR standards can attract fines of up to €20 million or 4% of annual worldwide turnover (whichever is the higher). Data protection supervisory authorities also have extensive powers under the GDPR, including the power to impose a temporary or definitive ban on processing activity.

The GDPR also includes a right to compensation for data subjects who have suffered material or non-material damage as a result of an infringement of the GDPR and in certain cases, civil litigation can be brought by non-profit privacy advocacy groups. Liability can attach to the Combined Group not only for its own non-compliance, but also due to the acts, errors or omissions of those who process personal data in the course of providing services for the Combined Group, as the GDPR includes joint and several liability provisions in certain cases.

Any fines, civil litigation or licence revocations or refusals arising from a breach of applicable data protection, data security and privacy laws could materially adversely affect the Combined Group’s revenue and operating expenses. If the Combined Group was to be held directly responsible for a data security breach, or was to be deemed to be jointly responsible for a data security or other data protection breach by one of its service providers, then the resultant losses suffered by the Combined Group could materially adversely affect Combined Group’s operating expenses. There can be no assurances that the Combined Group would be able to recoup such losses, whether in whole or in part, from its service providers or insurers.

Breaches of the GDPR or other applicable data protection laws could also result in reputational damage to the Combined Group’s brands resulting in the loss of the goodwill of customers and the potential to deter new and existing customers or could result in the Combined Group being subject to the revocation of existing licences and/or the refusal of new applications for licences.

It is likely that data protection regulatory standards in the EU will continue to increase following completion of the Arrangement. Regulatory guidance, caselaw and enforcement activity are increasing and significant further changes are likely to occur that will further enhance the data protection rights of individuals and have a commensurate impact upon the Combined Group’s ability to process personal data in a manner that maximises its commercial value. For example, the EU has proposed a new regulation on ePrivacy that could further impact the use of cookies and similar technologies and there are cases pending before the Court of Justice of the EU that are due to examine the validity of the “standard contractual clauses” mechanism, a mechanism that is used by the Combined Group and many other multinational organisations to support the lawful transfer of personal data from the EU to third countries.

Many jurisdictions outside of the EU have also introduced, or are in the course of introducing, more robust data protection laws, in many cases following the principles set out in the GDPR. For example, in the United States, where the Combined Group will focus on continued expansion following completion of the Arrangement, all 50 States have some form of data breach notification laws while individual states such as California have introduced broader consumer privacy legislation. Such laws may impact the ability of the Combined Group to effectively expand into these jurisdictions, through constraining processing activities, limiting the Combined Group’s ability to market to new customers and/or increasing operational and compliance costs, each of which are central to the Combined Group’s ability to expand into such jurisdictions effectively.

The introduction of further data protection laws in jurisdictions in which Flutter, The Stars Group and, following completion of the Arrangement, the Combined Group currently operate may also limit the ability of the Combined Group to effectively market and cross-sell to its existing customers through constraining processing activities and/or increasing operational and compliance costs.

35.	The Combined Group’s competitors may implement new technologies before the Combined Group is able to do so, or may implement them in a more appealing way

The Combined Group will, in respect of its online offerings, be part of a relatively new and evolving industry and its competitors may implement new technologies before the Combined Group is able to do so or may implement them in a more appealing way. Flutter and The Stars Group believe that product and technology offerings are a key differentiator in the betting and gaming market, with customer betting preferences largely driven by the speed, ease of use, and innovative betting features offered by operators. There can be no certainty that existing, proposed or as yet undeveloped technologies will not become dominant in the future or otherwise displace the Combined Group’s services and products or render them obsolete. If the Combined Group is not able to compete effectively with current or future competitors with earlier or more appealing technology, this could have a material adverse effect on the perception of the Combined Group’s products and consequently on the revenue generated from those products.

36.	The Combined Group’s success depends on the maintenance, responsible development and enhancement of its brands

The success of the Combined Group depends on the maintenance, responsible development and enhancement of its brands and reputation. The strong reputation of the Flutter and The Stars Group businesses and their valuable brand names are important to, and will continue to be, a key competitive strength of the Combined Group. The image of the Combined Group and one or more of its individual brands might be harmed by a failed integration of the Flutter and The Stars Group businesses, or any disruption to the products or services that the Combined Group provides under those brand names.

Maintaining and enhancing the Combined Group’s brands may require it to make or incur substantial investments, costs or fees. If the Combined Group is unable to maintain, develop and enhance its brands or if it incurs excessive expenses in this effort, its ability to implement its strategic goals may be adversely affected.

Damage to the reputation and brands of the Combined Group may arise from internal factors (technology failures, regulatory investigations, the conduct of current or former directors, employees, ambassadors or service providers of the Combined Group and litigation) and external factors (legal, economic and political factors) which make the markets and jurisdictions in which the Combined Group will operate less attractive. For example, the Combined Group intends to run a multiple-brand strategy in multiple markets and jurisdictions and there are risks associated with managing brands which are competing with one another. In addition, increased competition from third-parties in the markets and jurisdictions in which the Combined Group will operate may require more management time and resource and greater levels of expenditure to maintain, develop and enhance the Combined Group’s brands.

37.	The Combined Group’s success depends on its ability to effectively conduct its marketing activities

The Combined Group’s acquisition and retention of Active Customers depends significantly upon its ability to effectively market to its existing and potential customers, including through affiliate marketing. There are limitations to and, in some cases, prohibitions on the online and offline marketing channels that will be available to the Combined Group as a result of applicable law and regulation. For example, in July 2018 the Italian Government introduced a ban on all gambling-related advertising and sports sponsorship which took effect in July 2019 and in Australia the Commonwealth Government recently strengthened restrictions on gambling advertising during children’s viewing hours, prohibiting the advertising or promotion of odds during live sports broadcasts between 5.00 am and 8.30 pm (including online streaming of sporting events). Further restrictions or the loss of marketing channels that are currently available to Flutter and/or The Stars Group may further restrict the Combined Group’s ability to attract and maintain Active Customers and may have an adverse effect on its ability to generate revenue in any jurisdiction implementing such restrictions.

38.	The Combined Group’s revenue may fluctuate, particularly over shorter periods of time, based on sportsbook gross win percentages and online casino pay-outs

A significant proportion of the Combined Group’s revenue will be derived from fixed-odds betting which means winnings are paid on the basis of the stake placed and the odds quoted before the conclusion of the event (rather than, for example, being determined after the event from a pool of stake money from which the operator’s revenue is deducted). As a result, in the absence of a balanced book, fixed-odds betting returns are volatile. While the odds offered to customers are intended to provide a target average return (or gross win percentage) to the bookmaker over a large number of events, this outcome is not guaranteed, particularly over a smaller number of events. From time to time the Combined Group could experience significant losses caused by unfavourable outcomes in individual events.

The Combined Group may experience returns below its expected gross win percentage owing to, among other reasons:

•	a series of outcomes skewed towards its customers’ betting selections in those events, particularly over shorter time periods (such as when a disproportionate number of ‘favourites’ win or a ‘national’ team/sportsperson from a major market wins);

•	structural changes lowering the Combined Group’s expected gross win percentages (such as offering more generous odds as a result of competition); or

•	failures of the people, processes and/or systems which the Combined Group will have in place to manage its bookmaking risk, for example, by failing to apply appropriate limits or adjust odds.

In online casino, operator losses are limited per stake to a maximum pay-out. When looking at bets across a period of time, operator losses can potentially be larger in the short term, although in practice, this does not happen quickly and thus Flutter, The Stars Group and, following completion of the Arrangement, the Combined Group can take mitigating action. Given the high volume of the business and the statistical gross win margin embedded within all casino games, major operator losses are infrequent over long periods, however, the Combined Group’s earnings in any particular financial period may also fluctuate based on whether it pays out any jackpots to its customers during that period.

39.	The Combined Group’s operational efforts to expand its customer base in existing and new geographic markets, including its efforts to cross-sell to existing customers, may not be successful

As a result of social, political and legal differences between jurisdictions, successful marketing in a new jurisdiction will often involve local adaptations to the Combined Group’s overall marketing strategy. While Flutter and The Stars Group have been successful in entering new geographic markets to date, future entry into new geographic markets may not be successful. In particular, the Combined Group’s marketing strategy in new geographic markets may not be well received by target customers or may not otherwise be socially acceptable in that jurisdiction. The Combined Group may be unable to deal successfully with a new and different local operating environment. The Combined Group may also be unable, for technological or other reasons, to design and deliver the correct marketing strategy in its key markets to enable it to cross-sell within and across the Combined Group’s brands.

In addition, as discussed in more detail in the risk factor entitled “The Combined Group may be unsuccessful in expanding its provision of online betting and gaming services into new and existing jurisdictions and markets where the regulatory status of the provision of such services has been clarified or liberalised” in paragraph 12 above, the Combined Group’s ability to expand its customer base in new geographic markets may also be impacted by adverse regulatory developments in those markets.

40.	The business of the Combined Group will be exposed to competitive pressures given the international nature of competition in online betting and gaming

If the Combined Group is unable to compete effectively, it may lose existing customers and may not be able to attract new customers. Competition in online betting and gaming takes place on an international level, as evidenced by the fact that operators attract customers to their websites from countries around the world, the barriers to customer switching between competing operators are low and, in Flutter’s view, the online betting and gaming market is increasingly competitive. The Combined Group may be unable to respond quickly or adequately to changes in the industry brought on by new products and technologies, the availability of products on other technology platforms and marketing channels, the introduction of new features and functionality or new marketing and promotional efforts by the Combined Group’s competitors or new competitors and new technology.

In addition, the Combined Group is also subject to the risk of further consolidation in the betting and gaming industry which might result in the formation of a very large or successful competitor to whom the Combined Group might lose market share. Other competitors may have significantly greater financial, technical, marketing and other resources than the Combined Group in certain jurisdictions or markets in which it operates and may be able to secure greater liquidity than the Combined Group. A loss of market share could have a considerable adverse effect on the Combined Group’s revenues.

Furthermore, betting and gaming faces competition from other leisure activities and there can be no assurance that the Combined Group will be able to increase or maintain its share of customers’ discretionary spend against such other leisure activities.

41.	The Combined Group, together with other operators in the betting and gaming industry, could face increased exposure to governmental investigations, inquiries, regulatory actions and litigation (including class action lawsuits) in respect of the Combined Group’s products, operations and marketing activities in connection with concerns regarding the effects of betting and gaming

Each of Flutter and The Stars Group is committed to responsible betting and gaming. This has underpinned Flutter’s strategy and will, following the Arrangement, underpin the strategy of the Combined Group, including the deployment of tools such as deposit limits, loss limits, reality checks, self-exclusion, active monitoring and intervention systems and continuing to have a key role in establishing progressive, constructive self-regulation that enhances customer protections. Each of Flutter and The Stars Group has (and following the Arrangement, the Combined Group will have) detailed procedures and systems in place to comply with applicable betting and gaming laws and regulations and pursues, and will continue to pursue, a policy of full compliance with such laws and regulations.

As a result of greater public awareness of the potential adverse effects of the abuse or excessive use of products or services offered by service providers in the betting and gaming industry, there could be increased scrutiny of, or investigations into, the commercial practices of betting and gaming industry service providers, including by governmental agencies. There is also the risk of class action or individual lawsuits or litigation by individual or groups of users of such services, including under tort, recovery of betting/gaming losses, negligence, breach of contract, civil conspiracy, unjust enrichment, fraud, public nuisance or other common law or analogous claims, or for breaches of regulations, including in the areas of product liability, consumer protection, unfair or deceptive trade practices, false advertising, unlawful marketing, unlawful gaming/gambling or breach of gaming/gambling regulation or licensing. Although Flutter is not currently subject to any such claims or investigations, a subsidiary of The Stars Group is subject to claim by the Commonwealth of Kentucky for the recovery of gambling losses relating to a period prior to the acquisition by The Stars Group of the subsidiary in question.

If the Combined Group were to be made the subject of or a defendant in any such investigations or legal actions, including as a result of a change in policy or regulation, or new judicial practices or precedents regarding liability for certain types of claim, or if it were to incur liability in respect of such investigations or legal actions, the Combined Group’s reputation, prospects and operating expenses could be materially adversely affected.

42.	The Combined Group could be exposed to liabilities arising from proceedings brought by the Commonwealth of Kentucky on behalf of Kentucky residents against certain subsidiaries of The Stars Group for the recovery of gambling losses

Certain subsidiaries of The Stars Group are currently the subject of proceedings with the Commonwealth of Kentucky in respect of a claim to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during a period between October 12, 2006 and April 15, 2011. Both this time period, and the making of the claim, pre-dated the acquisition of those subsidiaries by The Stars Group. The Stars Group successfully appealed an initial judgment against the subsidiaries in December 2018 (with the Kentucky Court of Appeals reversing in its entirety the original $870 million judgment that had been awarded by the trial court judge). The Kentucky Supreme Court has granted a request by the Commonwealth of Kentucky for discretionary review of the case and The Stars Group intends to, and, if applicable, following completion of the Arrangement, the Combined Group will, vigorously dispute the liability as it believes the action is frivolous.

In the event The Stars Group loses the appeal, following the Arrangement the Combined Group may be required to pay some or all of the amount awarded in the original judgment, together with related expenses.

43.	The Combined Group may face, or be required to make, litigation claims in the future

In addition to litigation arising from the legal and regulatory obligations imposed on the Combined Group’s business, or in relation to the Combined Group’s or third parties’ intellectual property, the Combined Group will operate, and is likely to expand its operations, in jurisdictions which have proven to be litigious environments and it may be subject to claims from customers, contractual counterparties or others and may be obliged to make claims against customers, contractual counterparties or others to enforce obligations owed to the Combined Group. If the Combined Group were to become involved, whether as plaintiff or defendant, in significant litigation then liability for damages and/or legal costs could have a material adverse effect on the Combined Group’s operating expenses.

44.	Any major health, safety or security incident that raises concerns over the Combined Group’s health and safety regime could have a material adverse reputational and financial impact on the Combined Group

A major health, safety or security incident in any of the Combined Group’s retail betting outlets in Ireland, the UK, Georgia or the US or other physical premises could expose the Combined Group to significant potential liabilities, including potential civil or criminal claims against the Combined Group, Flutter Board, the Flutter Proposed Directors and/or the Proposed Directors, as applicable. Such an incident could involve either or both the Combined Group’s customers or employees at the relevant location. Although the Combined Group will maintain insurance that it believes is adequate, that insurance may prove inadequate to cover all the risks to which the business and its assets may be exposed and any such incident could raise concerns over the Combined Group’s health and safety regime and could generate significant adverse publicity and reputational damage which could have a material adverse impact the Combined Group’s relationships with customers and employees (with a consequent impact on revenue) and could, to the extent that it is uninsured, materially adversely affect the Combined Group’s operating expenses.

45.	The Combined Group may face claims alleging infringement of intellectual property rights held by others

The Combined Group’s operations are dependent on complex IT systems and its business activities, products and systems may infringe the proprietary rights of others, and other parties may assert infringement claims against it. Although none of the Flutter Board, the Flutter Proposed Directors nor the Proposed Directors are, as at March 25, 2020, aware of the existence of any such matters that are material in context of the Combined Group as a whole, any such claim and any resulting litigation (including litigation against a third-party supplier), should it occur, could subject the Combined Group to significant liability for damages (or an account of profits) and legal costs and could result in invalidation of its proprietary rights, result in loss of rights to use software or other intellectual property rights or technology that are material to its business, distract management, and/or require it to enter into costly and burdensome royalty and licensing agreements. Such royalty and licensing agreements, if required, may not be available on terms acceptable to the Combined Group, or may not be available at all. In addition, parties making claims against the Combined Group may be able to obtain injunctive or other equitable relief which could effectively block the Combined Group from using such rights in its usual manner, or at all. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, including management time and resources, as well as potential negative publicity.

46.	The Combined Group may face difficulties in protecting its intellectual property

The Flutter Board, the Flutter Proposed Directors and the Proposed Directors consider the brands, know-how, copyright in software, copyright in data, trade-marks, domain names and other intellectual property of Flutter and The Stars Group to be a competitive advantage and to be key to the future prospects of the Combined Group. The Combined Group will derive a significant proportion of its revenues from its services and information technology operations.

Flutter and The Stars Group protect their intellectual property by relying upon a combination of trade-mark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements and other contractual arrangements with its affiliates, clients, customers, strategic partners and others. Such protection may be inadequate to deter misappropriation of the Combined Group’s proprietary information and other intellectual property rights, and there can be no assurance that the Combined Group’s registered intellectual property rights will not be successfully challenged or circumvented by competitors. The Combined Group may not be able to detect the unauthorised use of, or take adequate steps to enforce, its intellectual property rights. The Combined Group cannot be assured that obligations in confidentiality agreements will be maintained and honoured, and if these agreements are breached, it is unlikely that the remedies available to the Combined Group will be sufficient to compensate it for the damages suffered even if it promptly applies for injunctive relief. Failure to protect its intellectual property rights adequately, including its rights in know-how or trade secrets, could harm the Combined Group’s reputation and affect the ability of the Combined Group to compete effectively. Further, defending or enforcing the Combined Group’s intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect the operating expenses of the Combined Group.

47.	Aspects of the Combined Group’s business will depend on the live broadcasting and scheduling of major sporting events

The entrance of alternative media licensing and broadcasting organisations into the sport broadcasting industry (for example, Amazon, Eleven Sports and YouTube), which may not attract the volume of viewers traditionally attracted by television companies for major sporting events (in particular free-to-air broadcasters such as the British Broadcasting Corporation), has the potential to negatively impact the number of customers who have access to live sporting events. A material reduction in the number of the Combined Group’s customers who have access to live sporting events could have an impact on the number of customers accessing the Combined Group’s sports betting services and products which could in turn materially adversely affect the Combined Group’s ability to generate revenue.

In addition, the sports betting operations of the Combined Group’s business are subject to the seasonal variations dictated by the sporting calendar and are affected by the scheduling and live broadcasting of major sporting events. Disruptions to the scheduling and broadcasting of those events may have a material impact on the Combined Group’s ability to generate revenue from betting on those events. In some instances, the scheduling of major sporting events occurs seasonally (for example, horse racing, the Premier League and the European Champions League, the NBA and the NFL) or at regular but infrequent intervals (for example, the FIFA World Cup, UEFA European Championships). Such seasonality or infrequent sporting events may increase the volatility of the Combined Group’s financial performance. The cancellation, disruption to, or postponement of, the live broadcasting of sporting events, for example due to contractual disputes, technological or communication problems, or the insolvency of a major broadcaster, could materially adversely affect the Combined Group’s ability to generate revenue from betting on those events.

For example, the effect of the recent COVID-19 pandemic, or the perception of its effects, if prolonged, will materially adversely affect the Combined Group’s ability to generate revenue from betting on sporting events. The duration and extent of the COVID-19 pandemic and related actions may also impact many other aspects of the Combined Group’s business. In particular, some government authorities and sports governing bodies have implemented and may continue to implement additional measures to try to halt or mitigate the COVID-19 outbreak, including the postponement or cancellation of sporting events, which if prolonged would materially adversely impact the Combined Group’s operations and prospects. See the risk factor entitled “The Combined Group’s business and financial performance is likely to be affected by economic, social and political conditions, including the impact of the COVID-19 pandemic, globally and, in particular, in the jurisdictions in which it operates” above.

48.	The Combined Group may prioritise customer growth and engagement and the customer experience over short-term financial results

The Combined Group may in the future make, product and investment decisions that may not prioritise its short-term financial results if it believes that the decisions are consistent with its mission and long-term goals to benefit the aggregate customer experience, improve its financial performance and maximise shareholder value. For example, The Stars Group has implemented and, after the Arrangement, the Combined Group may in the future implement changes to, including certain reductions in, its loyalty programmes to ensure that the distribution of rebates, rewards and incentives is aligned with its goal of incentivising customers for loyalty and behaviour that is positive to the overall customer experience and the particular product offering’s ecosystem, such as the introduction of Stars Rewards, and introduced and may in the future introduce other changes, such as adjustments to product pricing. The Combined Group also may introduce changes to existing product offerings, or introduce new product offerings, that direct customers away from existing product offerings where it has a proven means of monetisation and which may reduce engagement with its core product offerings. The Combined Group also may take steps that limit distribution of certain product offerings, such as on mobile devices, in the short term to attempt to ensure the availability of such product offerings to its customers over the long term. These decisions may not produce the benefits that the Combined Group expects, in which case its customer growth and engagement, its relationships with third parties, and its business and results of operations could be harmed.

FINANCIAL AND BANKING RISKS ASSOCIATED WITH THE OPERATIONS OF FLUTTER AND/OR The Stars Group AND, IF THE ARRANGEMENT BECOMES EFFECTIVE, THE COMBINED GROUP

49.	The financing synergies expected to result from the Arrangement will be subject to the availability of suitable refinancing options at the relevant time, which will depend on, among other factors, the state of the market for corporate debt

The Combined Group expects to realise financing synergies through the refinancing of The Stars Group’s existing corporate debt as a result of the expected financial and credit profile of the Combined Group. It is the present intention of the Combined Group to seek a refinancing of The Stars Group First Lien Term Loans and The Stars Group Senior Notes in due course. The Stars Group’s existing indebtedness will remain the responsibility of the relevant existing members of the TSG Group (which in turn will form part of the Combined Group) following completion of the Arrangement, save to the extent that the debt is refinanced by the TLA/RCF Facilities Agreement described in “Material Contracts – Finance Agreements – TLA/RCF Facilities Agreement” in Appendix K to the Information Circular or subsequently refinanced or amended.

There can be no certainty that the Combined Group will be able to raise sufficient debt on suitably economically attractive terms (for example with respect to the amount, the maturity and the applicable interest rate or other pricing terms) or at all, at the time it seeks to refinance The Stars Group’s corporate debt. The availability and terms of suitable refinancing options at the relevant time will depend on, among other things: (i) macroeconomic factors, including the condition of the corporate debt market and the interest rates available to the Combined Group; (ii) the Combined Group’s and the lenders’ estimate of the stability of the Combined Group’s expected cash flows and the expected evolution of the value of its assets; (iii) the credit rating of the Combined Group; and (iv) any other circumstance affecting the Combined Group’s ability to refinance on more favourable terms, including the continued impact of the COVID-19 pandemic on global debt markets.

Any failure of the Combined Group to refinance The Stars Group’s existing corporate debt may have a material impact on the anticipated interest cost savings that are expected to arise as a result of the planned refinancings.

50.	The Combined Group will be exposed to foreign exchange rate risk with respect to the translation of foreign currency denominated balance sheet amounts into pounds sterling and to the risk of interest rate fluctuations and its ability to mitigate its foreign exchange risk through hedging transactions may be limited

Flutter’s reporting currency is pounds sterling, and will remain so for the Combined Group following completion of the Arrangement, but part of its income deposits and expenditure will be in other currencies, notably euro, US dollars, Canadian dollars and Australian dollars. As a result, revenues and costs will be affected by foreign exchange rate fluctuations and volatility in exchange rates between pounds sterling and relevant foreign-denominated currencies will result in volatility in the reported results of operations of the Combined Group. Exchange rate fluctuations may affect the Combined Group’s consolidated statement of financial position, particularly with respect to individual assets and liabilities, but the Combined Group will seek to minimise the effect on net assets where in the opinion of the Flutter Board, the Flutter Proposed Directors and the Proposed Directors it makes economic sense to do so. In addition, as noted in the risk factor entitled “The Combined Group’s business and financial performance may be affected by the UK’s exit from the European Union” in paragraph 22 above, the prospect of Brexit has led to increased volatility in and an overall fall in the value of the pound sterling. Continuing uncertainty surrounding the nature of the future relationship between the UK and the remaining EU member states following expiry of the transitional period agreed between the UK and EU, and the overall impact of Brexit on the UK economy, could lead to continued volatility in the value of the pound sterling, and may result in volatility in the reported results of operations of the Combined Group.

The Combined Group may, from time to time, hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations on its operations, financial performance and prospects, but there can be no assurance that such hedging will eliminate the potentially material adverse effect of such fluctuations.

As a result of the cash generative nature of the Combined Group and the cash balances it retains on behalf of customers, the Combined Group will be exposed to interest rate risk affecting the income earned on such deposits.

51.	The Combined Group will be subject to foreign exchange risk with respect to customer purchasing power in respect of certain The Stars Group products and services which may cause certain customers to reduce the amount they would otherwise deposit

The Stars Group is exposed to foreign exchange risk with respect to customer purchasing power in respect of certain of its products and services. The primary depositing currencies on The Stars Group’s product offerings are currently currencies other than the US dollar. However, with respect to The Stars Group’s International segment, the primary currency of customer game play is the US dollar and a significant portion of its expenses are incurred in Canadian, US and Australian dollars, euro and pounds sterling. Consequently, past and potential future weakness in these and certain other global currencies against the US dollar decreases the purchasing power of The Stars Group’s International segment customer base, which could cause those customers to be unwilling to deposit and spend the same or similar amounts that they may otherwise deposit or spend. If a substantial weakness in one or more currencies against the US dollar caused a significant number of The Stars Group’s customers to reduce the amounts they would otherwise deposit or spend, it could have a material adverse effect on the attractiveness of The Stars Group’s products and impact the ability of the Combined Group to generate revenue from those products.

52.	Funds held in accounts with third-party banking institutions may be subject to superior competing claims

Funds, including customer funds, of Flutter and The Stars Group are currently spread across leading banking groups. The failure of any one or more of these banking groups may result in all or some of the funds of the Combined Group being subject to superior competing claims by creditors of those banking groups and ultimately lost. This would have not only financial implications, but would also significantly impact the confidence that customers have in the security of their money held by the Combined Group which could materially adversely affect their willingness to transfer funds to the Combined Group. In addition, the Combined Group will have certain of its own funds deposited with such third-party banking groups and the failure of any one or more of those groups could result in the loss of some or all of such funds.

53.	The Combined Group will depend on the ongoing support of payment processors and international multi-currency transfer systems

Flutter and The Stars Group each are and, following completion of the Arrangement, the Combined Group will be reliant on payment and multi-currency processing systems to facilitate the movement of funds between each of them and their customer base. Anything that could interfere with the Combined Group’s relationships with payment service providers would have a material adverse effect on its business. The introduction of legislation or regulations restricting financial transactions with online betting and gaming operators or prohibiting the use of credit cards and other banking instruments for online betting and gaming transactions, or any other increase in the stringency of regulation of financial transactions, whether in general or in relation to the online betting and gaming industry in particular, may restrict the ability of the Combined Group to accept payment from its customers or facilitate withdrawals by them. For example, in January 2020 the UKGC announced that, with effect from April 14, 2020, betting and gaming operators will not be permitted to accept credit card payments from UK based customers. Flutter expects that the annualised revenue impact on the Flutter Group of the introduction of this ban will be approximately £20-25 million.

Certain governments may seek to impede the online betting and gaming industry by introducing legislation or through enforcement measures designed to prevent customers or financial institutions based in their jurisdictions from transferring money to online betting and gaming operations. They may seek to impose embargoes on currency use, wherever transactions are taking place. For example, in June 2010, Norway enacted a law prohibiting the remittance of monies from Norwegian bank accounts to gaming operators and in November 2017, Russian President Vladimir Putin signed a bill into law to require certain banks and payment processors within Russia to block transactions between Russian-based customers and off-shore online gaming operators. This may result in the providers of payment systems for a particular market deciding to cease providing their services for such a market. This in turn would lead to an increased risk of payments due to the Combined Group being misappropriated, frozen or diverted by banks and credit card companies. There may be a limited availability of alternative systems, in particular in light of recent consolidation in the financial services industry. As a result, payment systems providers may increase their charges to the Combined Group or its customers, and/or the Combined Group may be required to source new payment systems providers of lesser quality and reliability than those providers previously used to service a particular market, which would also enhance the risk of default or delayed payments in circumstances where it would be too time consuming and challenging to sue for recovery. The likelihood of any such legislation or enforcement measures is greater in certain markets that seek to protect their state betting and gaming monopolies and/or that have foreign currency or exchange control restrictions.

The tightening, or other modifications to, or changes in interpretation of anti-money laundering regulations may also affect the speed and convenience of payment processing systems, resulting in added inconvenience to customers. Card issuers and acquirers may dictate how transactions and products need to be coded and treated which also may impact on acceptance rates. Certain card issuers, acquirers, payment processors and banks may also cease to process transactions relating to the (online) betting and gaming industry as a whole or certain operators, such as the Combined Group, for reputational and/or regulatory reasons or in light of increased compliance standards of such third-parties that seek to limit their business relationships with certain industry sectors considered as “high risk” sectors.

A number of issuing banks or credit card companies may, from time to time, reject payments to the Combined Group that are attempted to be made by customers. Should such restrictions and rejections become more prevalent, or any other restriction on payment processing be introduced, gaming activity by the Combined Group’s customers or the conversion of registered customers into active customers could be adversely affected, which in turn could have a material adverse effect on the Combined Group’s ability to generate revenue.

In addition, if any relevant regulator were to challenge the Combined Group’s payment arrangements, and the Combined Group was unable to withstand such challenge, it would have to reorganise the way in which it receives payments from its customers. Such a reorganisation of payment systems could disrupt the business and, as a result, have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

54.	The receipt and holding of customer funds could be regarded as deposit-taking business, requiring various financial services licences/authorisations

In common with other online betting and gaming businesses, payments from Flutter’s and The Stars Group’s customers are generally required in advance of permitting such customers to participate in betting and gaming activities. The receipt of funds from customers may be subject to regulation in various countries. For example, such payments may constitute ‘deposits’ for the purposes of the UK financial services regime. Accepting deposits in the UK is a regulated activity, generally requiring those that accept deposits in the UK to be authorised under applicable financial services legislation.

Flutter has previously received confirmation from the FCA that the acceptance by the relevant entity of such payments does not constitute “deposit taking” and that therefore they do not require authorisation under applicable financial services legislation in the United Kingdom. If this position were to change, the Combined Group may have to either reorganise the way in which it receives payments from its customers or seek to obtain relevant authorisations. Such a reorganisation of payment systems could disrupt the Combined Group’s operations and result in it incurring unforeseen costs and expenses. In addition, any failure to obtain a necessary authorisation may prevent the Combined Group from continuing to provide its products in the same way as it currently does which may impose additional costs on the provision of such products or prevent the Combined Group from providing some or all of its products to certain customers.

55.	If the Combined Group’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected

Flutter does currently and, following completion of the Arrangement, the Combined Group will continue to maintain internal controls which the Flutter Board believes to be sufficient to meet its obligations as a premium listed company under the UK Listing Rules and to comply with its obligations under other applicable law (including in respect of timely and accurate public disclosure requirements under the Disclosure and Transparency Rules). However, the Combined Group’s internal control over financial reporting may not in fact prevent or detect misstatements in certain circumstances, including in the event of human error, the circumvention or overriding of controls or fraud.

For example, as of 31 December 2018, The Stars Group identified two material weaknesses, which have since been remediated, in its internal control over financial reporting, which led management to conclude that its internal control over financial reporting as of such date was not effective. In addition, and unrelated to the prior year’s material weaknesses, as of December 31, 2019, The Stars Group identified two material weaknesses in its internal control of financial reporting at BetEasy, which are in the process of being remediated. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Combined Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, if it experiences difficulties in their implementation, or if controls are disrupted or compromised it may have a material adverse effect on the accuracy of the Combined Group’s financial reporting and could result in the Combined Group being subject to regulatory enforcement and fines or other sanctions.

RISKS ASSOCIATED WITH THE HOLDING OF FLUTTER SHARES

56.	The market price of the Flutter Shares, including any Flutter Shares issuable pursuant to the Arrangement, could be subject to significant fluctuations

The value of an investment in Flutter Shares, including any Flutter Shares issuable pursuant to the Arrangement, may go down as well as up. The market value of the Flutter Shares can fluctuate and may not always reflect the underlying value of the assets of the Combined Group. A number of factors may impact on the price of the Flutter Shares, including, but not limited to, (i) variations in the Combined Group’s operating and financial results, (ii) possible differences between the actual results of the Combined Group and the results that were expected by investors and analysts, (iii) the Combined Group’s implementation of strategic and operational plans, (iv) significant changes to the legal, regulatory or tax regimes in which the Combined Group operates, (v) fluctuations in the trading volume of the Flutter Shares resulting in changes in the market price for such Flutter Shares without any apparent correlation to the financial performance of the Combined Group, (vi) the outcome of material litigation affecting the Combined Group, (vii) fluctuations in foreign exchange rates which may impact reported financial performance, and (viii) national and global political, economic and financial conditions and sentiment (including, without limitation, arising as a result of Brexit, the impact of the COVID-19 pandemic and/or changes in US foreign or domestic policy).

57.	Any future non pre-emptive Flutter Share issues would dilute holders of Flutter Shares

Flutter may in future decide to issue/offer additional Flutter Shares or other equity share capital on a non-pre-emptive basis. This could dilute the proportionate ownership and voting interests of holders of Flutter Shares and may have a negative impact on the market price of Flutter Shares.

The Companies Act provides for pre-emptive rights in respect of equity offerings for cash in favour of Flutter Shareholders unless such rights are dis-applied by a special resolution of shareholders. These statutory pre-emption rights were last dis-applied in limited circumstances by Flutter Shareholders at Flutter’s annual general meeting held on May 15, 2019. Pursuant to the authorities conferred by Flutter Shareholders at its 2019 annual general meeting, Flutter is authorised to issue up to 3,905,239 new Flutter Shares for cash (which is equivalent to approximately 5% of Flutter’s issued share capital, excluding treasury shares of Flutter, as at March 19, 2019, being the latest practicable date prior to publication of the notice of Flutter’s 2019 annual general meeting) without first offering those Flutter Shares pre-emptively to Flutter Shareholders. This authority will expire at the earlier of the close of the annual general meeting of Flutter held in 2020 or August 14, 2020, unless previously renewed, varied or revoked by a special resolution of shareholders at an annual or extraordinary general meeting of Flutter.

In addition, as noted in more detail in “Appendix K – Material Contracts – Acquisition of a controlling stake in FanDuel”, put and call option arrangements are in place which will entitle, or may require Flutter, to acquire an additional 37% stake in the FanDuel Group in two 18.5% tranches in 2021 and 2023 (subject to the right of FSG Services to acquire the initial 18.5% tranche exercisable in accordance with terms agreed with FSG Services for a period of 10 years from 2021) and the right to acquire a further 49% stake in Adjarabet in 2022. Where these put and call arrangements are exercised, Flutter will have the option to settle each of these arrangements through the issue of new Flutter Shares to the relevant shareholders of the FanDuel Group and Adjarabet (at the prevailing mid-market price). Similarly, as described in more detail in “Appendix J – Overview”, if completion of The Stars Group’s acquisition of the remaining 20% stake in BetEasy which is held by certain minority shareholders occurs after completion of the Arrangement, Flutter will have the right to settle the AUD$151 million purchase price payable in respect of the acquisition in cash, through the issue of new Flutter Shares or a combination of both. If Flutter elects to settle all or any of these arrangements through the allotment and issue of Flutter Shares, Flutter Shareholders’ proportionate ownership and voting interests in the Combined Group would be diluted, and their Flutter Shares would represent a reduced percentage of the issued share capital of Flutter following such issue(s) of Flutter Shares, though Flutter’s ownership stake in each entity would be increased by the relevant figure. Any such offering may also adversely affect the prevailing market price of the Flutter Shares.

In addition, significant sales of Flutter Shares by major shareholders, in the absence of market demand for such Flutter Shares, or the perception that such sales might occur, could have an adverse effect on the market price of the Flutter Shares as a whole.

58.	Risks of executing the Arrangement could cause the market price of Flutter Shares, including any Flutter Shares issuable pursuant to the Arrangement, to decline

The market price of the Flutter Shares, including any Flutter Shares issuable pursuant to the Arrangement, may decline for many reasons as a result of the Arrangement including, if:

(a)	the integration of Flutter and The Stars Group is unsuccessful or is materially delayed;

(b)	Flutter does not achieve the expected benefits of its acquisition of The Stars Group as rapidly or to the extent anticipated by Flutter’s financial analysts or investors or at all;

(c)	the effect of Flutter’s acquisition of The Stars Group on the financial results of the Combined Group is not consistent with the expectations of financial analysts or investors; or

(d)	Shareholders sell a significant number of their Flutter Shares after completion of the Arrangement.

If the Arrangement becomes effective, it is expected that up to 66,531,782 Flutter Shares will be issued to Shareholders. Assuming the maximum number of Flutter Shares issuable pursuant to the Arrangement is issued to Shareholders, this will result in Shareholders holding approximately 45.36% of Flutter’s enlarged issued share capital (based on the fully diluted ordinary share capital of Flutter and the fully diluted share capital of The Stars Group as at March 25, 2020, and assuming no further share issuances). If a significant proportion of Shareholders who receive Flutter Shares in the Arrangement seek to sell those Flutter Shares within a short period after the Effective Date, this could create selling pressure in the market for Flutter Shares or a perception that such selling pressure may develop, either of which may adversely affect the market for, and the market price of, Flutter Shares.

59.	The ability of shareholders outside Ireland to enforce their pre-emption or other rights may be restricted by the securities laws of other jurisdictions

Flutter is incorporated in Ireland. Irish company law grants (and following Admission will grant) Flutter Shareholders pre-emption rights on offers of shares for cash consideration, which may be dis-applied by a special resolution (i.e. the approval of 75% or more of Flutter Shareholders voting in person or by proxy at a meeting of Flutter Shareholders) of Flutter Shareholders. However, the securities laws of certain jurisdictions may restrict Flutter’s ability to allow participation by Flutter Shareholders resident or otherwise located in those jurisdictions in future offerings, or the exercise of other rights by those Flutter Shareholders. In particular, Flutter Shareholders in the United States may not be entitled to exercise pre-emption rights unless those rights and shares are registered under the US Securities Act, or the rights and shares are offered pursuant to an exemption from, or transaction not subject to, the registration requirements of the US Securities Act.

60.	Flutter’s dividend policy will be dependent on the financial condition of the Combined Group

The level of any dividend paid in respect of the Flutter Shares will, following completion of the Arrangement, be within the discretion of the Flutter Board and will be subject to a number of factors, including the business and financial condition, earnings and cash flow of, and other factors affecting, the Combined Group. In addition, Flutter will only be able to pay dividends to holders of its shares to the extent that it has sufficient distributable reserves and cash available for this purpose and Flutter may decide to use all or part of such cash for another purpose, for example, to invest in and further develop the Combined Group’s business. Subject to approval of the Flutter Final 2019 Dividend by Flutter Shareholders at Flutter’s 2020 annual general meeting to be held on May 14, 2020, existing Flutter Shareholders will be entitled to receive a Flutter Final 2019 Dividend of 133 pence per Flutter Share. Given the impact of the current disruption caused by COVID-19, the Flutter Board will propose that the Flutter Final 2019 Dividend be paid in the form of Flutter Shares. At the announcement of the Arrangement, the Flutter Board had expected that Flutter Shareholders immediately prior to completion of the Arrangement would be entitled to a pro-rated dividend, reflecting a time pro-rated amount of the total anticipated annual dividend for the financial year ending December 31, 2020, to which Flutter Shareholders would otherwise be entitled if the Arrangement had not proceeded. Given the anticipated financial profile of Flutter in the current year, the Flutter Board considers it no longer prudent to propose any pro-rated dividend. For information on the Combined Group’s proposed dividend policy, see “Dividends” in Appendix L. There is no guarantee that Flutter will be able to make dividend payments in the future or to sustain dividend payments at any particular level.

61.	Shareholders may be subject to voting or distribution restrictions on, or be required to dispose of, their interests in Flutter Shares as a result of the regulatory requirements to which Flutter and The Stars Group are, and the Combined Group will be, subject

The licensing or regulatory authorities in the principal jurisdictions in which Flutter and The Stars Group have a betting and/or gaming licence or in which the Combined Group may seek a licence in the future may have broad powers to request or require reporting of various detailed information from and/or approve the qualification or suitability for licensing of, online betting and gaming operators, including their directors, management and the holders (legal and beneficial) of interests in shares. In some jurisdictions, such authorities may impose such information sharing and filing requirements on a continuous and ongoing basis, including in relation to the Combined Group, its Directors, management and the holders (legal and beneficial) of interests in Flutter Shares. These powers may be exercised by regulators as against the holders, whether legal or beneficial, of interests in shares or other securities in betting and gaming operators, as well as against the betting and gaming operators themselves, their directors and management.

In some circumstances, the purpose of the exercise of powers by licensing or regulatory authorities may be to identify shareholders and directors whose involvement with the licensed entity the licensing or regulatory authority considers unacceptable because such persons are not suitable directors, managers or shareholders to have a direct or indirect financial interest in, or influence over, a betting and gaming operator in such jurisdiction.

The information required, qualification or suitability requirements to be satisfied and ongoing regulatory filings to be submitted, may be very detailed, onerous and/or intrusive and may include, for example, personal and financial information concerning the ultimate beneficial owners and/or persons influencing the control of corporate shareholders. In many cases, the terms of Flutter’s and The Stars Group’s licences or the provisions of regulations in relevant jurisdictions require Flutter and The Stars Group to produce such information on demand in relation to the holders (legal and beneficial) of interests in Flutter Shares, as the case may be either following, or in some cases prior to, such persons acquiring specified percentage (legal or beneficial) interests in the share capital of Flutter. Any failure by the Combined Group, its directors, its management or, as applicable, any holder (or proposed investor) of an interest in Flutter Shares, to comply with such requests could result in the relevant licensing or regulatory authority taking adverse action against the Combined Group in that jurisdiction which may include the suspension or revocation of licences and/or the imposition of fines.

To address the various requirements referred to above, certain provisions are contained in Flutter’s articles of association which permit it to restrict the voting or distribution rights attaching to Flutter Shares or to compel the sale of Flutter Shares if a holder (legal or beneficial) of interests in Flutter Shares does not satisfactorily comply with a regulator’s request(s) and/or the Combined Group’s request(s) in response to regulatory action and/or the regulator indicates that such shareholder is not suitable (a determination which in all practical effects is at the sole discretion of such regulator) to be the holder (legal or beneficial) of interests in Flutter Shares. Accordingly, to the extent a relevant threshold of ownership is passed, or to the extent any shareholder may be found by any such regulator to be able to exercise significant or relevant financial influence over the Combined Group and is considered by a regulator to be unsuitable, there can be no assurance that any given holder of an interest in Flutter Shares may not be subject to such restrictions or compelled to sell its Flutter Shares (or have such Flutter Shares sold on its behalf). If a holder of an interest in Flutter Shares is required to sell its interests in Flutter Shares (or have such Flutter Shares sold on its behalf), subject to the Articles, any such sale may be required at a time, price or otherwise on terms not acceptable to such holder. Holders of interests in Flutter Shares should be aware that none of Flutter, Flutter Board, the Flutter Proposed Directors, the Proposed Directors, The Stars Group or, following completion of the Arrangement, the Combined Group accept, to the maximum extent permitted by law, any responsibility whatsoever for any loss which any such holder may suffer as a result of the sale of any interests in Flutter Shares held in connection with the exercise by Combined Group of the powers referred to above.

MATERIAL CONTRACTS

In addition to the material contracts of Flutter, the material contracts of the Combined Group will include those of The Stars Group listed in the annual information form of The Stars Group dated February 27, 2020 for the year ended December 31, 2019.

SCHEDULE A

(See attached)

L-A-1

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

Unaudited Pro Forma Financial Information of the Combined Group

Unaudited consolidated pro forma statement of financial position of the Combined Group as at December 31, 2019

		The Stars Group	The Stars Group			Consolidated
	Flutter	Note 4	Note 2	Pro Forma		Pro Forma
	£m	$m	£m	adjustments	Note	£m
Assets
Non-current assets
Property, plant and equipment	298.2	139.2	105.4			403.6
Intangible assets	558.5	4,550.2	3,446.1			4,004.6
Goodwill	4,120.3	5,349.0	4,051.0	(4,051.0)	3b	10,792.3
				6,672.0	3b
Deferred tax assets	11.9	11.1	8.4			20.3
Investments	0.1	-	-			0.1
Other receivables	50.4	35.4	26.8			77.2
Restricted cash advances and collateral	-	10.6	8.0			8.0
Prepaid expenses and other non-current assets	-	33.5	25.4			25.4
Derivatives	-	169.2	128.1			128.1
Total non-current assets	5,039.4	10,298.2	7,799.2	2,621.0		15,459.6

Current assets
Trade and other receivables	64.6	160.7	121.7			186.3
Financial assets - restricted cash	189.1	307.3	232.7			421.8
Cash and cash equivalents	108.1	321.0	243.1	(58.3)	5	292.9
Prepaid expenses and other current assets	-	79.6	60.3			60.3
Current investments - customer deposits	-	109.0	82.6			82.6
Total current assets	361.8	977.6	740.4	(58.3)		1,043.9

Total assets	5,401.2	11,275.8	8,539.6	2,562.7		16,503.5

L-A-2

		The Stars Group	The Stars Group			Consolidated
	Flutter	Note 4	Note 2	Pro Forma		Pro Forma
	£m	$m	£m	adjustments	Note	£m
Liabilities
Current liabilities
Trade and other payables	548.8	972.2	736.3			1,285.1
Derivative financial liabilities	20.4	17.6	13.3			33.7
Provisions	2.9	64.9	49.2			52.1
Current tax payable	20.0	40.8	30.9			50.9
Lease liabilities	38.4	19.6	14.8			53.2
Borrowings	255.0	35.8	27.1			282.1
Total current liabilities	885.5	1,150.9	871.6	-		1,757.1

Non-current liabilities
Trade and other payables	11.5	1.8	1.4			12.9
Derivative financial liabilities	0.7	95.9	72.6			73.3
Provisions	1.1	2.9	2.2			3.3
Deferred tax liabilities	65.0	552.1	418.1			483.1
Income tax payable	-	21.6	16.4			16.4
Lease liabilities	132.1	35.7	27.0			159.1
Borrowings	115.7	4,895.4	3,707.5			3,823.2
Total non-current liabilities	326.1	5,605.4	4,245.2	-		4,571.3

Total liabilities	1,211.6	6,756.3	5,116.8	-		6,328.4

Total equity	4,189.6	4,519.5	3,422.8	(3,422.8)	3a	10,175.1
				6,043.8	3b
				(58.3)	5
Total liabilities and equity	5,401.2	11,275.8	8,539.6	2,562.7		16,503.5

 See accompanying notes

L-A-3

Unaudited consolidated pro forma income statement of the Combined Group for the year ended December 31, 2019

		The Stars Group	The Stars Group	Pro Forma		Consolidated
	Flutter	Note 4	Note 2	adjustments		Pro Forma
	£m	$m	£m	£m	Note	£m
Revenue	2,140.0	2,528.5	1,980.3			4,120.3
Cost of sales	650.2	693.1	542.8			1,193.0
Gross profit	1,489.8	1,835.4	1,437.5	-		2,927.3
Operating costs excluding depreciation, amortisation and impairment	1,082.0	1,128.7	884.0	0.7	3c	1,941.0
				(25.7)	5
EBITDA[1]	407.8	706.7	553.5	25.0		986.3
Depreciation and amortisation	257.9	438.6	343.5			601.4
Impairment	0.0	3.9	3.1			3.1
Operating profit	149.9	264.2	206.9	25.0		381.8
Financial income	(1.0)	(110.1)	(86.2)			(87.2)
Financial expense	15.2	312.6	244.8			260.0
Profit before tax	135.7	61.7	48.3	25.0		209.0
Tax expense/(credit)	23.8	(0.2)	(0.2)			23.6
Profit/(loss) for the year	111.9	61.9	48.5	25.0		185.4

Attributable to:
Equity shareholders	144.0	62.8	49.2	25.0		218.2
Non-controlling interest	(32.1)	(0.9)	(0.7)			(32.8)
Profit/(loss) for the year	111.9	61.9	48.5	25.0		185.4

Earnings per share
Basic					7	£1.533
Diluted					7	£1.526

1. EBITDA is defined as profit for the year before depreciation, amortisation and impairment, financial income, financial expense and tax expense/(credit). See “Non-EU IFRS Measure, Key Metrics and Other Data” in Schedule B to Appendix K.

See accompanying notes

L-A-4

Notes to the Unaudited Pro Forma Financial Information of the Combined Group:

1.	Pro Forma Financial Information relating to the Combined Group

On October 2, 2019, Flutter and The Stars Group announced the Arrangement. Upon completion of the Arrangement, the Shareholders will be entitled to receive the Consideration and The Stars Group will become a wholly-owned subsidiary of Flutter. Closing of the Arrangement is subject to customary conditions including receipt of necessary regulatory approvals, and approval of the Flutter shareholders and the Shareholders. As at the date of this Information Circular, The Stars Group and Flutter expect the Effective Date to occur during the second or third quarter of 2020.

Set out above is the unaudited consolidated pro forma income statement of the Combined Group for the year ended December 31, 2019 and the unaudited consolidated pro forma statement of financial position of the Combined Group as at December 31, 2019 (the “Pro Forma Financial Information”). The Pro Forma Financial Information has been prepared based on the historical audited consolidated financial statements of Flutter and The Stars Group with the intent to provide information about how the Arrangement might have affected Flutter’s historical financial statements.

The unaudited consolidated pro forma income statement of the Combined Group for the year ended December 31, 2019 has been prepared to illustrate the effect of the Arrangement on the earnings of Flutter as if it had taken place on January 1, 2019.

The unaudited consolidated pro forma statement of financial position of the Combined Group has been prepared to illustrate the effect of the Arrangement on the consolidated financial position of Flutter as at December 31, 2019 as if it had taken place on that date.

The Pro Forma Financial Information has been prepared on the basis set out in the notes below and is based on the audited consolidated income statement and audited consolidated statement of financial position of Flutter as at and for the year ended December 31, 2019 and the audited consolidated statement of earnings and audited consolidated statement of financial position of The Stars Group as at and for the year ended December 31, 2019.

The Pro Forma Financial Information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized if Flutter and The Stars Group had been consolidated during the specified periods.

Shareholders should read the whole of this document and should not rely solely on the Pro Forma Financial Information contained in this Appendix L.

2.	Basis of preparation

The unaudited consolidated pro forma income statement of the Combined Group for the year ended December 31, 2019 and the unaudited consolidated pro forma statement of financial position of the Combined Group as at December 31, 2019 have been prepared by management for the purpose of presenting the impact of the Arrangement.

The accounting policies used in the preparation of the Pro Forma Financial Information incorporate the significant accounting policies used by Flutter for the respective periods in the consolidated financial statements incorporated by reference in this Information Circular. The Pro Forma Financial Information includes all adjustments necessary for the fair presentation of the Pro Forma Financial Information in accordance with the recognition and measurement principles of in accordance with EU IFRS and IFRS.

L-A-5

There are no differences to generally accepted accounting principles between the EU IFRS accounting policies used to prepare the annual financial statements of Flutter for the year ended December 31, 2019 and the IFRS accounting policies used to prepare the annual financial information for The Stars Group for the year ended December 31, 2019.

Pro forma adjustments reflected in the Pro Forma Financial Information are based on items that are factually supportable, directly attributable to the Arrangement, or for which there are firm commitments.

All currency amounts, except for per share information, or unless otherwise specified, are expressed in millions of British pounds sterling (“GBP” or “£”) which is the presentation currency of Flutter. The historical financial information for The Stars Group was translated from US$ to GBP using the following historical exchange rates:

$/£
Period end exchange rate as at December 31, 2019	0.7573
Average exchange rate for the year ended December 31, 2019	0.7832

The Combined Group’s Pro Forma Financial Information has been prepared using the following information:

•	The consolidated statement of financial position and the consolidated income statement of Flutter as at and for the year ended December 31, 2019. The audited financial information for the year ended December 31, 2019 has been extracted from the audited consolidated financial statements prepared in accordance with EU IFRS incorporated by reference in this Information Circular; and

•	The consolidated statement of financial position and the consolidated statement of earnings of The Stars Group as at and for the year ended December 31, 2019. The audited financial information for the year ended December 31, 2019 has been extracted from the audited consolidated financial statements prepared in accordance with IFRS incorporated by reference in this Information Circular.

The Pro Forma Financial Information, including the notes thereto, should be read in conjunction with Flutter’s and The Stars Group’s historical financial statements, and their respective Management’s Discussion and Analysis of financial condition and results of operations included elsewhere or incorporated by reference in this Information Circular.

The Pro Forma Financial Information is based on assumptions and adjustments that are described in the accompanying notes. The Pro Forma Financial Information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the completion of the Arrangement. The Pro Forma Financial Information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized if Flutter and The Stars Group had been a consolidated company during the specified periods. Additionally, the application of the acquisition method of accounting depends on certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to a valuation study and additional analyses which could not have been made given the approval conditions from regulators and shareholders that remain outstanding at the time of preparing the Pro Forma Financial Information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying Pro Forma Financial Information and the Combined Group’s future earnings and financial position. Differences between the preliminary and final amounts will likely occur because of (i) the replacement of carrying values with the fair value of The Stars Group’s net identifiable assets in the acquisition accounting for the Arrangement, (ii) changes to purchase consideration for the Arrangement due to the number of Flutter ordinary shares and replacement Stars Options and Stars Equity Awards issued under the Arrangement and changes to the respective fair values of the same and (iii) other changes in cash, assets and liabilities.

L-A-6

3.	The Arrangement

The Pro Forma Financial Information includes the following pro forma assumptions and adjustments:

a)	This pro forma adjustment eliminates The Stars Group’s historical equity of £3,422.8 million.

b)	Estimated consideration and related excess consideration over book value of net assets acquired are as follows:

£m
Estimated consideration(i)	6,043.8
Less: book value of net assets acquired	(3,422.8)
Adjust: The Stars Group goodwill(ii)	4,051.0
Excess of consideration over book value recognized as goodwill(iii)	6,672.0

(i)	Estimated consideration in connection with the Arrangement is approximately £6,043.8 million comprised of the value of newly-issued ordinary shares plus the portion of replacement Stars Options and Stars Equity Awards that are unvested and is determined as follows:

		£m (except for per share amounts)
Number of Common Shares outstanding as at December 31, 2019 extracted without adjustment from The Stars Group’s audited financial statements for the year ended December 31, 2019	288,564,432
Exchange ratio	0.2253
Total number of newly-issued ordinary shares	65,013,567
Closing price of Flutter Shares at December 31, 2019	£92.24
Value of newly-issued ordinary shares		5,996.9
Assumption of unvested employee incentive awards		46.9
Estimated consideration		6,043.8

(ii)	For the purposes of the pro forma financial information, goodwill of The Stars Group of £4,051.0 million has been added back to the book value of net assets acquired to reflect a total goodwill of £6,672.0 million.

(iii)	Following the completion of the Arrangement, the assets and liabilities of The Stars Group will be subject to fair value restatement.

c)	This pro forma adjustment of £0.7 million represents the difference between The Stars Group’s historical share-based compensation expense and the estimated share-based compensation expense related to replacement Stars Options and Stars Equity Awards issued to continuing employees as part of the Arrangement. The fair value of the replacement Stars Options and Stars Equity Awards that is attributable to post-combination service will be recognized ratably from one to four years.

L-A-7

4.	The Stars Group presentation reclassification adjustments

The table below presents the presentation reclassification adjustments which had a $nil impact on the total assets, liabilities and equity accounts and translation of The Stars Group’s consolidated statement of financial position as at December 31, 2019:

	As Reported	Presentation Reclass	Adjusted Presentation
As at December 31, 2019	$m	$m	$m
Assets
Property, plant and equipment	139.2		139.2
Intangible assets	4,550.2		4,550.2
Goodwill	5,349.0		5,349.0
Deferred tax assets	-	11.1	11.1
Investments	-		-
Other receivables	-	35.4	35.4
Restricted cash advances and collateral	10.6		10.6
Prepaid expenses and other non-current assets	33.5		33.5
Non-current accounts receivable	16.8	(16.8)	-
Income tax receivable	18.6	(18.6)	-
Deferred income taxes	11.1	(11.1)	-
Derivatives	169.2		169.2
Total non-current assets	10,298.2	-	10,298.2

Trade and other receivables	-	160.7	160.7
Financial assets - restricted cash	-	307.3	307.3
Cash and cash equivalents	-	321.0	321.0
Cash and cash equivalents - operational	321.0	(321.0)	-
Cash and cash equivalents - customer deposits	300.9	(300.9)	-
Restricted cash advances and collateral	6.4	(6.4)	-
Prepaid expenses and other current assets	79.6		79.6
Current investments - customer deposits	109.0		109.0
Accounts receivable	111.2	(111.2)	-
Income tax receivable	49.5	(49.5)	-
Total current assets	977.6	-	977.6

Total Assets	11,275.8	-	11,275.8

L-A-8

	As Reported	Presentation Reclass	Adjusted Presentation
As at December 31, 2019	$m	$m	$m
Liabilities
Trade and other payables	-	972.2	972.2
Derivative financial liabilities	-	17.6	17.6
Provisions	-	64.9	64.9
Current tax payable	-	40.8	40.8
Lease liabilities	-	19.6	19.6
Borrowings	-	35.8	35.8
Accounts payable and other liabilities	562.8	(562.8)	-
Customer deposits	409.4	(409.4)	-
Current provisions	64.9	(64.9)	-
Derivatives	17.6	(17.6)	-
Income tax payable	40.8	(40.8)	-
Current portion of lease liability	19.6	(19.6)	-
Current portion of long-term debt	35.8	(35.8)	-
Total current liabilities	1,150.9	-	1,150.9

Trade and other payables	-	1.8	1.8
Derivative financial liabilities	-	95.9	95.9
Provisions	-	2.9	2.9
Deferred tax liabilities	-	552.1	552.1
Lease liabilities	-	35.7	35.7
Borrowings	-	4,895.4	4,895.4
Lease liability	35.7	(35.7)	-
Long-term debt	4,895.4	(4,895.4)	-
Long-term provisions	2.9	(2.9)	-
Derivatives	95.9	(95.9)	-
Other long-term liabilities	1.8	(1.8)	-
Income tax payable	21.6		21.6
Deferred income taxes	552.1	(552.1)	-
Total non-current liabilities	5,605.4	-	5,605.4

Total Liabilities	6,756.3	-	6,756.3

Equity
Total equity (deficit)	-	4,516.5	4,516.5
Share capital	4,374.2	(4,374.2)	-
Reserves	(423.3)	423.3	-
Retained earnings	565.6	(565.6)	-
Equity attributable to owners of the parent	4,516.5	-	4,516.5
Non-controlling interest	3.0		3.0
Total equity	4,519.5	-	4,519.5

Total liabilities and equity	11,275.8	-	11,275.8

L-A-9

The table below presents the presentation reclassification adjustments which had a $nil impact on net income and translation of The Stars Group’s consolidated statement of earnings for the year ended December 31, 2019:

	For the year ended December 31, 2019	Presentation Reclass	For the year ended December 31, 2019
	$m	$m	$m
Revenue	2,528.5	-	2,528.5
Cost of revenue (excluding depreciation and amortization)	693.1	(693.1)	-
Cost of Sales	-	693.1	693.1
Gross profit	1,835.4	-	1,835.4
General and administrative	1,155.4	(1,155.4)	-
Sales and marketing	360.7	(360.7)	-
Research and development	55.1	(55.1)	-
Operating costs excluding depreciation, amortisation and impairment	-	1,128.7	1,128.7
EBITDA[1]	-	-	706.7
Depreciation and amortisation	-	438.6	438.6
Impairment	-	3.9	3.9
Operating profit	264.2	-	264.2
Gain on re-measurement of deferred contingent payment	(7.4)	7.4	-
Gain on re-measurement of Embedded Derivative	(98.3)	98.3	-
Unrealized foreign exchange loss on financial instruments associated with financing activities	11.3	(11.3)	-
Other net financing charges	296.9	(296.9)	-
Net financing charges	202.5	(202.5)	-
Net earnings from associates	-	-	-
Financial income	-	(110.1)	(110.1)
Financial expense	-	312.6	312.6
Profit before tax	61.7	-	61.7
Income tax recovery	(0.2)	0.2	-
Tax expense/(credit)	-	(0.2)	(0.2)
Profit/(loss) for the year	61.9	-	61.9

Attributable to:
Equity holders of the Company	62.8	-	62.8
Non-controlling interest	(0.9)	-	(0.9)
	61.9	-	61.9

1.	EBITDA is defined as profit for the year before depreciation, amortisation and impairment, financial income, financial expense and tax expense/(credit). See “Non-EU IFRS Measure, Key Metrics and Other Data” in Schedule B to Appendix K.

L-A-10

5.	Arrangement related costs

The adjustment to the income statement of £25.7 million (exclusive of VAT) reflects the reduction in acquisition-related costs as a result of the elimination of costs incurred by the Combined Group during the year ended December 31, 2019 that are directly related to the Arrangement. The Combined Group expects to incur additional transaction costs of £58.3 million (exclusive of VAT) which is reflected as a decrease in cash and a reduction in the equity balance as at December 31, 2019.

6.	Income taxes

For the purpose of the pro forma adjustments included in the Pro Forma Financial Information, the following tax rates were applied:

•	Flutter’s effective income tax rate was 15.9% for the year ended December 31, 2019; however, there was no tax effect applied to the pro forma adjustments incurred by Flutter due to them being non-deductible for tax purposes.

•	The Stars Group’s effective income tax rate was (0.3%) for the year ended December 31, 2019; however, due to historical non-recognition of tax losses and other tax attributes, no tax is recorded on the pro forma adjustments incurred by the Stars Group.

7.	Pro Forma earnings per share

Basic and diluted earnings per share (“EPS”) is calculated by dividing the pro forma profit or loss attributable to ordinary shareholders of the Combined Group for the period by the pro forma weighted average number of Flutter ordinary shares that would have been outstanding during the period. The weighted average number of Flutter ordinary shares was determined by taking the historical weighted average number of Flutter ordinary shares outstanding and adjusting for the Flutter ordinary shares issued under the Arrangement.

The calculation of basic and diluted EPS is as follows:

For the year ended December 31, 2019
Numerator in respect of basic and diluted earnings per ordinary share (£m):
Pro forma profit attributable to equity holders of the Combined Group	218.2

Denominator in respect of basic earnings per ordinary share (in 000’s):
Weighted average number of Flutter ordinary shares(i)	78,589
Pro forma adjustment for newly-issued Flutter ordinary shares related to the Arrangement(ii)	63,734
Pro forma denominator for basic earnings per Flutter ordinary share – weighted average Flutter ordinary shares	142,323

Adjustments to derive denominator in respect of diluted earnings per ordinary share (in 000’s):
Flutter dilutive effect of share options and awards on issue(i)	426
Dilutive effect of newly-issued replacement Stars Options and Stars Equity Awards(iii)	243
Pro forma denominator for diluted earnings per Flutter ordinary share – weighted average Flutter ordinary shares	142,992

Pro forma basic earnings per Flutter ordinary share	£1.533
Pro forma diluted earnings per Flutter ordinary share	£1.526

(i)	The weighted average number of ordinary shares and the Flutter dilutive effect of share options and awards on issue has been extracted without adjustment from the Flutter audited financial statements for the year ended December 31, 2019.

(ii)	The number of newly-issued shares has been calculated by applying the exchange ratio of 0.2253 to 282,884,929 which is the weighted average number of Common Shares for the year ended December 31, 2019 extracted without adjustment from The Stars Group’s audited financial statements for the year ended December 31, 2019.

(iii)	The replacement Stars Options and Stars Equity Awards have been calculated as the number of dilutive shares that has been extracted without material adjustment from The Stars Group’s audited financial statements for the year ended December 31, 2019 and applying the exchange ratio of 0.2253. The effect of the dilutive performance share units (“PSU”) has been adjusted based on the terms of the Arrangement Agreement.

L-A-11

Appendix M

Summary Comparison of Rights of Holders of Flutter Shares and Common Shares

The following summary of the most significant differences in shareholder rights is not intended to be complete and is qualified in its entirety by reference to the Companies Act, the OBCA and the governing constating documents of the applicable parties.

	Flutter	The Stars Group
Authorized Capital Stock

Flutter’s current authorized share capital is €13,500,000, divided into 150,000,000 ordinary shares of €0.09 each.

Because the issue of new Flutter Shares to Shareholders pursuant to the Arrangement would result in Flutter having a headroom of authorized but unissued Flutter Shares of approximately 3,114,042 immediately following completion of the Arrangement, the Flutter Board intends to seek the approval of Flutter Shareholders, conditional upon completion of the Arrangement, to increase Flutter’s authorized share capital at Flutter’s annual general meeting to be held on May 14, 2020. The amount of the proposed increase will be notified to Flutter shareholders in the notice of annual general meeting which will be issued by Flutter to its shareholders in due course. If such resolution is approved by Flutter Shareholders, it will become effective on completion of the Arrangement. If such resolution is not approved, Flutter’s authorized share capital will remain at its current level immediately following completion of the Arrangement.

Flutter’s authorized share capital may be increased in future by way of ordinary resolution of Flutter Shareholders (approval by a simple majority of the votes cast in person or by proxy at a general meeting of Flutter Shareholders).

Under Irish Law, the directors of a company may issue new equity securities up to the maximum prescribed by its authorized share capital. The directors may issue new ordinary shares without shareholder approval if authorized to do so by the company’s articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution (approval by a simple majority of the votes cast at a general meeting of Flutter Shareholders). At its annual general meeting held on May 15, 2019, Flutter Shareholders renewed the authorization of the Flutter Board to issue new equity securities up to an amount representing approximately 33.3% of Flutter’s issued share capital at that time. This authority will expire on the earlier of close of business of Flutter’s annual general meeting in 2020 or August 14, 2020. The Flutter Board intends to propose the renewal of this authority for approval by Flutter Shareholders at its 2020 annual general meeting to be held on May 14, 2020.

The Corporation is authorized by its articles to issue an unlimited number of Common Shares and an unlimited number of preferred shares, in each case without par value.
Reduction of Share Capital	Under Irish Law, Flutter may, by ordinary resolution, reduce its authorized but unissued share capital in any way. Flutter also may, by special resolution (approval by not less than 75% of the votes cast in person or by proxy at a general meeting of Flutter Shareholders) and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital (including any share premium) in any way permitted by the Companies Act.	The OBCA provides that the authorized share capital of a corporation may be amended by the shareholders approving a “special resolution” (that is, a resolution passed by a majority of not less than 66⅔% of the votes cast by shareholders who voted in person or by proxy on such resolution or signed by all shareholders entitled to vote on that resolution).

Flutter	The Stars Group
Pre-emptive Rights

Under Irish Law, certain statutory pre-emption rights apply by default in favor of shareholders where equity securities are to be allotted for cash. Flutter Shareholders may opt out of these statutory pre-emption rights by special resolution adopted by the shareholders at a general meeting. Shareholders may opt out of statutory pre-emption rights for a maximum of five years before requiring renewal. If the opt-out is not renewed, new equity securities allotted for cash must be offered to existing shareholders of Flutter on a pro rata basis to their existing shareholding before the shares may be allotted to any new shareholders.

Statutory pre-emption rights do not apply (i) where equity securities are allotted for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the allotment of non-equity securities (that is, securities that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are allotted pursuant to an employees’ share scheme or similar equity plan.

At its annual general meeting held on May 15, 2019, Flutter Shareholders opted out of statutory pre-emption rights in respect of new allotments of equity securities in respect of (i) rights issues, open offers and other pre-emptive issues and (ii) in addition to allotments pursuant to paragraph (i), new Flutter shares up to an amount representing approximately 5% of Flutter’s issued share capital at that time. This authority will expire on the earlier of close of business of Flutter’s annual general meeting in 2020 or August 14, 2020. The Flutter Board intends to propose the renewal of this authority for approval by Flutter Shareholders at its 2020 annual general meeting to be held on May 14, 2020.

Under the OBCA, shareholders of a corporation do not have pre-emptive rights to subscribe to an additional issue of shares or to any security convertible into such shares, unless such right is expressly included in the articles of incorporation or a unanimous shareholder agreement. Since the Corporation’s articles do not include any provisions in this regard, Shareholders do not have pre-emptive rights.

Flutter	The Stars Group
Consideration for Shares

Under Irish Law, Flutter is prohibited from allotting shares without consideration and cannot allot shares at a price below the shares’ nominal value. In addition, save in the case of shares issued to employees under an employees’ share scheme, Flutter cannot allot a share except as paid up at least as to one-quarter of the nominal value of the share and the whole of any premium paid on it.

Subject to certain exceptions, Flutter cannot allot shares as fully or partly paid up (as to their nominal value or any premium payable on them) otherwise than in cash unless (i) the consideration for the allotment has been valued in accordance with the requirements of the Companies Act, (ii) a report with respect to such value has been made to Flutter by an independent person qualified to be a statutory auditor of the company and (iii) a copy of the report has been sent to the proposed allottee of the shares. This restriction does not apply in circumstances such as the Arrangement, where all or part of the consideration for the allotment of the shares is the transfer to Flutter (or cancellation) of all or some of the shares of another company.

Flutter may not allot shares as fully or partly paid up (as to their nominal value or any premium payable) otherwise than in cash if the consideration for the allotment is or includes an undertaking which is to be or may be performed more than five years after the date of the allotment.

Under the OBCA, subject to a corporation’s articles, by-laws and any pre-emptive rights shareholders have, shares in a corporation may be issued at such time and to such persons and for such consideration as the directors may determine. Shares issued by a corporation are non-assessable and the holders are not liable to the corporation or to its creditors in respect thereof. Further, shares cannot be issued until the consideration for the shares is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the corporation would have received if the shares had been issued for money.

Flutter	The Stars Group
Declaration of Dividends, Distributions, Repurchases and Redemptions

Declaration of Dividends and Distributions by Flutter

Under Irish Law, dividends and distributions may only be made from profits available for distribution. Profits available for distribution generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Flutter are equal to, or in excess of, the aggregate of Flutter’s called up share capital plus undistributable reserves and the distribution does not reduce Flutter’s net assets below such aggregate. Undistributable reserves include Flutter’s undenominated capital and the amount by which Flutter’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Flutter’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital and any other reserve which Flutter is prohibited from distributing.

The determination as to whether Flutter has sufficient profits available for distribution to fund a dividend must be made by reference to the relevant financial statements of Flutter. Flutter’s relevant financial statements will either be the unconsolidated audited statutory financial statements of Flutter for the last financial year which have been laid before a general meeting of Flutter Shareholders or interim financial statements of Flutter which have been prepared in accordance with the Companies Act, and which enable a reasonable judgment to be made as to the profits, losses, assets, liabilities, provisions, share capital and reserves of the company. The relevant financial statements must be filed in the Companies Registration Office, the official public registry for companies in Ireland.

Flutter’s articles of association authorize the directors to declare and pay interim dividends without shareholder approval to the extent they appear justified by profits available for distribution. The Flutter Board may also recommend a dividend to be approved and declared by the shareholders at a general meeting. No dividend declared by shareholders at a general meeting may exceed the amount recommended by the directors.

Declaration of Dividends and Distributions by the Corporation

Under the OBCA, subject to a corporation’s articles, if applicable, and any unanimous shareholder agreement, the directors may declare and the corporation may pay a dividend (i) by issuing fully paid shares of the corporation, or options or rights to acquire fully-paid shares of the corporation, (ii) in money, or (iii) in property. The directors may not declare, and the corporation may not pay, a dividend if there are reasonable grounds for believing that the corporation is, or after the payment would be, unable to pay its liabilities as they become due; or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes.

Further, under the OBCA, the purchase or other acquisition by a corporation of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends, as set out above.

Share Repurchases and Redemptions by the Corporation

Under the OBCA, a corporation may, subject to its articles, purchase or redeem any redeemable shares issued by it at prices not exceeding the redemption price thereof stated in the articles or calculated according to a formula stated in the articles. However, a corporation may not make any payment to purchase or redeem any redeemable shares issued by it if there are reasonable grounds for believing that it would not meet similar solvency tests as those set out above.

Applicable stock exchange rules provide for a mechanism whereby a listed corporation may repurchase for cancellation its own shares, provided that such repurchases are in accordance with the applicable rules.

Flutter	The Stars Group

A general meeting declaring a dividend may direct, upon the recommendation of the Flutter Board, that it shall be satisfied wholly or partly by the distribution of assets (and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways). Dividends may be declared and paid in any currency at the option of the Flutter Board.

The Flutter Board may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Flutter in relation to the Flutter Shares in respect of which such dividend is payable.

Under Flutter’s articles of association, upon recommendation of the Flutter Board, Flutter Shareholders may, by ordinary resolution, authorize the Flutter Board to capitalize any amount for the time being standing to the credit of any of Flutter’s reserves (including any capital redemption reserve fund or share premium account) or to the credit of profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Shares issued by a corporation and purchased, redeemed or otherwise acquired by it shall be cancelled or, if the articles limit the number of authorized shares of a class or series, may be restored to the status of authorized but unissued shares of the class.

Purchases by Subsidiaries of the Corporation

Under the OBCA, except in limited circumstances, a corporation shall not hold shares in its holding body corporate, and a corporation shall not permit any of its subsidiary bodies corporate to hold shares of the corporation.

Flutter	The Stars Group

Share Repurchases and Redemptions by Flutter

Flutter may be authorised to purchase its own shares either on a recognised securities market (as defined in the Companies Act) (an “on market” purchase) or otherwise than on a recognised securities market (an “off-market” purchase) by way of shareholder resolution.

In the case of on market purchases of Flutter Shares, an ordinary resolution of Flutter Shareholders is required to authorise such purchases generally. A resolution approving on market purchases must specify (i) the maximum number of shares authorised to be purchased, (ii) the maximum and minimum prices which may be paid for the shares and (iii) the date on which the authority will expire (which can be no more than five years from the date of the resolution). Provided a general authority for on market purchases is in place, no specific shareholder authority for a particular on market purchase of Flutter shares is required. At its annual general meeting held on May 15, 2019, Flutter Shareholders authorised the company to purchase its own shares on market up to an amount representing approximately 10% of Flutter’s issued share capital at that time and subject to minimum and maximum price restrictions specified in the relevant resolution. This authority will expire on the earlier of close of business of Flutter’s annual general meeting in 2020 or August 14, 2020. The Flutter Board intends to propose the renewal of this authority for approval by Flutter Shareholders at its 2020 annual general meeting to be held on May 14, 2020.

Flutter	The Stars Group

In the case of an off-market purchase of Flutter Shares, a special resolution of Flutter Shareholders, authorising the contract pursuant to which the purchase is proposed, is required. The person whose Flutter Shares are to be repurchased cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract (or a written memorandum of its terms) must be on display or available for inspection by Flutter Shareholders at Flutter’s registered office.

Flutter may also issue shares on terms that they are, or at the option of Flutter are, liable to be redeemed on such terms and in such manner as Flutter Shareholders may determine by special resolution. In order to be redeemed, all redeemable shares must be fully paid and the terms of redemption of the shares must provide for payment on redemption.

Under Irish Law, any purchase or redemption of a company’s own shares may only occur out of profits available for distribution or the proceeds of a new issue of shares for that purpose. Flutter may not purchase any of its own shares if, as a result of such purchase, the nominal value of its issued share capital which is not redeemable would be less than one-tenth of the nominal value of the total issued share capital.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Flutter at any time must not exceed 10% of the nominal value of the issued share capital of Flutter.

Flutter may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by Flutter or re-issued subject to certain conditions.

Flutter	The Stars Group

Purchases by Subsidiaries of Flutter

Under Irish Law, Flutter’s Subsidiaries may be authorised to purchase Flutter Shares either on market or off-market on the same basis as set out above with respect to repurchases by Flutter.

Any Flutter Shares held by the Subsidiaries of Flutter at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Flutter. While a Subsidiary holds Flutter Shares, such Subsidiary cannot exercise any voting rights in respect of those shares.

Lien on Shares, Calls on Shares and Forfeiture of Shares

Flutter’s articles of association provide that Flutter will have a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share.

Subject to the terms of their allotment, the Flutter directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made by the date specified in the notice demanding payment, the shares may be forfeited and ultimately sold. This is a standard provision in the memorandum and articles of association of an Irish public limited company such as Flutter and will only be applicable to Flutter Shares that have not been fully paid up. All of the Flutter Shares issued to satisfy the Consideration will be fully paid up.

Pursuant to the OBCA, the articles or by-laws of a corporation may provide that the corporation has a lien on a share registered in the name of a shareholder or the shareholder’s legal representative for a debt of that shareholder to the corporation, including an amount unpaid in respect of a share issued by a body corporate on the date it was continued.

As referenced above, all shares of the Corporation must be fully paid prior to the issuance thereof.

Flutter	The Stars Group

Suspension of Rights of Members and Disposal of Shares

Flutter’s articles of association provide that certain rights of Flutter Shareholders may be suspended and Flutter may require the disposal of Flutter Shares held by such shareholders in certain circumstances, including where any Gaming Regulatory Authority (as defined in Flutter’s articles of association) informs Flutter or any member of its group that any Flutter Shareholder or any person interested or believed to be interested in shares of Flutter is, for whatever reason, unsuitable to be a person interested in shares of Flutter, not licenced or qualified to be a person interested in shares of Flutter or disqualified as a holder of interests in Flutter, in each case under any legislation regulating the operation of any betting or gaming activity undertaken or to be undertaken by Flutter or any member of its group or where any Gaming Regulatory Authority has refused, revoked, cancelled, opposed or imposed any material condition or limitation on (or indicated that it is likely to do any of the foregoing) the grant, renewal, or the continuance of any registration, licence, approval, finding of suitability, consent, or certificate required by any legislation regulating the operation of any betting or gaming activity or any activity ancillary or related thereto undertaken or to be undertaken by Flutter or any member of its group by reason, in whole or in part, of the interest of any person or persons in shares of Flutter (or by its belief as to the interest of any person or persons in such shares).

The Corporation’s articles provide that Common Shares owned by an “unsuitable person”, which the articles define as any person who a gaming authority has determined to be unsuitable to own Common Shares or any person whose ownership of Common Shares may result in the loss, suspension or revocation with respect to any gaming license or in the Corporation being unable to obtain a new gaming license in the normal course, may be redeemed by the Corporation out of funds lawfully available on the redemption date, which shall be not less than 30 trading days following the date of the redemption notice unless a gaming authority requires that the Common Shares be redeemed as of an earlier date.

Registered Office and Records

Under the Companies Act, an Irish public limited company is required to have its registered office located in Ireland. Flutter’s registered office is Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, D04 V97Z, Ireland.

Under the OBCA, a corporation is required to have its registered office located in Ontario and must keep its corporate records in Ontario. The Corporation’s registered office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, M5J 2J3.

Flutter	The Stars Group

Size of the Board of Directors; Citizenship and Residency of Directors; and Election of Directors

Under the Companies Act, at least one director of a public limited company must be resident in the EEA, unless the company has in place a bond to cover the payment of certain fines which may become payable by the company.

The Companies Act requires a minimum of two directors on the board of an Irish public limited company such as Flutter.

The Flutter Board currently consists of 11 members. Under Flutter’s articles of association, unless otherwise determined by ordinary resolution of Flutter Shareholders in general meeting, the number of Flutter directors from time to time shall not be more than twelve nor less than four.

To accommodate the proposed changes to the Flutter Board at completion of the Arrangement as described in this Information Circular, Flutter intends to propose an increase in the maximum number of directors permitted under Flutter’s articles of association to fourteen for approval by Flutter Shareholders at the Flutter Meeting.

Under Flutter’s articles of association, at each annual general meeting of Flutter every director who has been in office at the completion of each of three successive annual general meetings since he or she was last appointed or reappointed, is required to retire from office and may offer themselves for re-election. However, in practice, in accordance with the provisions of the UK Corporate Governance Code, at each annual general meeting of Flutter, all of the directors retire from office and may stand for re-election, if willing to act. A director retiring at a meeting shall retain office until a replacement is appointed or, if no replacement is appointed, the close of that meeting (including any adjournment thereof). Every director retiring at an annual general meeting shall be eligible to stand for re-election at an annual general meeting.

Directors are elected and re-elected by ordinary resolution at a general meeting. Irish Law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. In those circumstances, the remaining Flutter director or directors are required to appoint forthwith an additional director or additional directors to make up such minimum or convene a general meeting of the company for the purpose of making such appointment. Each director appointed in this manner will remain a director (subject to the provisions of the Companies Act and Flutter’s articles of association) only until the conclusion of the next annual general meeting of the company unless he or she is re-elected.

In addition, from time to time the Flutter directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed the maximum number fixed by or in accordance with Flutter’s articles of association. A director so appointed shall hold office only until (and shall be subject to election at) the next following annual general meeting of the company.

No person other than a director retiring in accordance with Flutter’s articles of association shall be appointed at any general meeting unless (i) he or she is recommended by the Flutter Board or (ii) a member qualified to vote at the meeting has provided Flutter with not less than seven and not more than 42 clear days’ notice of the intention to propose that person for appointment, together with certain particulars relating to that person and a notice duly executed by them indicating their willingness to be appointed.

At least 25% of the directors of a corporation shall be resident Canadians, but where a corporation has less than four directors, at least one director shall be a resident Canadian.

Under the OBCA, a board of directors of a publicly traded corporation shall have no fewer than three directors, at least one-third of whom are not officers or employees of the corporation or its affiliates.

The Corporation’s articles provide that it may have a minimum of three directors and a maximum of fifteen directors. The Corporation’s by-laws provide that the Board shall consist of such number of directors as set out in the articles or as may from time to time be determined in accordance with the OBCA. If the Board is empowered by special resolution, the Board may determine the number of directors within a range set out in the articles.

The Board may appoint additional directors provided that after such appointment the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting nor greater than the maximum number set out in the Corporation’s articles.

Each director shall hold office until the annual general meeting for the year in which his or her term expires and until his or her successor is elected and duly qualified, subject to prior death, resignation, retirement, disqualification or removal from office.

	Flutter	The Stars Group
Removal of Directors; Filling Vacancies on the Board of Directors

Under the Companies Act and notwithstanding anything contained in Flutter’s memorandum and articles of association or in any agreement between Flutter and a director, Flutter Shareholders may, by ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Flutter in respect of his or her removal.

Flutter’s articles of association provide that any vacancy may be filled by decision of a majority of the board of directors then in office, provided that a quorum is present. If the Flutter Board fills a vacancy, the director’s term expires at the next annual general meeting, unless he or she is re-elected. A vacancy among the directors may also be filled by ordinary resolution of shareholders at the general meeting at which the director has been removed (or any subsequent general meeting), provided that either (i) the proposed appointee has been recommended by the Flutter Board or (ii) the notice requirements set out in Flutter’s articles of association with respect to the appointment (as outlined above) have been complied with.

Under the OBCA, provided that the articles of a corporation do not provide for cumulative voting (which the Corporation’s articles do not so provide), shareholders of a corporation may, by ordinary resolution passed at an annual or special meeting, remove any director or directors from office.

Pursuant to the Corporation’s by-laws, if shareholders holding a certain class or series of shares have the exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution passed at a meeting of the shareholders of that class or series.

The OBCA and the Corporation’s by-laws also provide that a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following the director’s election. A director also ceases to hold office when he or she dies, resigns or becomes disqualified from holding office.

Under the OBCA, a vacancy among the directors may be filled at a meeting of shareholders at which the director is removed. Pursuant to the articles of the Corporation, if a vacancy is not filled at a shareholders meeting, the vacancy may be filled at a subsequent meeting of the Board. A quorum of directors may fill a vacancy among directors, except a vacancy resulting from an increase in the number of directors otherwise than in accordance with the Act or in the maximum number of directors, as the case may be, or a failure to elect the number of directors required to be elected at any meeting of the shareholders.

The Corporation’s by-laws provide that a director appointed or elected to fill a vacancy holds office for the unexpired term of his or her predecessor.

	Flutter	The Stars Group
Duties of Directors

The directors of Flutter have certain statutory and fiduciary duties as a matter of Irish Law. All of the directors have collective responsibility for the management of the business and affairs of Flutter and may exercise all of the powers of Flutter that are not required by Irish Law or Flutter’s articles of association to be exercised by the Flutter Shareholders in general meeting.

Under Irish Law and the Companies Act, the fiduciary duties of the Flutter directors include:

(i)     to act in good faith and in the best interests of the company;

(ii)    to act honestly and responsibly in relation to the company’s affairs;

(iii)   to act in accordance with the company’s constitutional documents and to exercise powers only for lawful purposes;

(iv)   not to misuse the company’s property, information and/or opportunity;

(v)    not to fetter their independent judgment;

(vi)   to avoid conflicts of interest;

(vii)  to exercise due care, skill and diligence; and

(viii) in addition to having regard to the interests of the company’s employees, having regard to the interests of the company’s shareholders.

The Companies Act also includes a number of specific statutory duties of directors of Irish companies, which include ensuring compliance with the provisions of the Companies Act.

Under the OBCA, all directors of a corporation, in exercising his or her powers and discharging his or her duties to the corporation must (i) act honestly and in good faith with a view to the best interests of the corporation; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

These fiduciary obligations include a duty to comply with all laws, a duty to carry out management obligations with the care, diligence and skill of a person in comparable circumstances and a duty to disclose any conflicts of interest with the corporation.

	Flutter	The Stars Group
Conflicts of Interest of Directors

As a matter of Irish Law, a director has a fiduciary duty to avoid conflicts of interest with the company. Under Irish Law, directors who have a personal interest in a contract or proposed contract with Flutter are required to declare the nature of their interest at a meeting of the Flutter Board. Flutter is required to maintain a register of declared interests, which must be available for shareholder inspection.

Subject to certain exceptions, under Flutter’s articles of association Flutter directors are not entitled to vote or be counted in the quorum at any meeting of the Flutter Board on any resolution concerning a matter in which he or she has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of Flutter. Notwithstanding the above, no director shall be prevented by his or her office from contracting with Flutter in relation to any commitment which has been duly approved by the Flutter Board.

Under Flutter’s articles of association, provided he or she has disclosed the nature and extent of their interest to the Flutter Board, a director of Flutter may be a director of, other officer of, employed by or otherwise interested in, any company promoted by Flutter or in which Flutter is interested and such director will not be accountable to Flutter for any remuneration received from such employment or other interest.

In addition, Flutter’s articles of association further provide that (i) no director will be prevented from contracting with Flutter because of his or her position as a director, (ii) any contract entered into between a director and Flutter will not be subject to avoidance, and (iii) no director will be liable to account to Flutter for any profits realized by virtue of any contract between such director and Flutter because the director holds such office or the fiduciary relationship established thereby, provided that director has declared the nature of his or her interest in such contract or transaction to the Flutter Board and the contract or transaction is approved by a majority of the disinterested directors.

According to the OBCA and applicable common Law, directors must exercise particular care with regard to the following (i) directors must not act with self-interest or collateral or improper motives; (ii) directors must not appropriate corporate opportunities—lest they be forced to disgorge profits; and (iii) directors may be liable for paying dividends while the corporation is insolvent.

The OBCA provides that a director is required to disclose his or her interest with respect to a material contract or transaction or proposed material contract or transaction.

The director who is required to disclose a conflict of interest is prohibited from attending any part of a meeting of directors during which the contract or transaction is discussed and from voting on any resolution to approve it, unless the contract or transaction relates primarily to their remuneration as a director of the corporation or an affiliate, is for indemnity or insurance or is one with an affiliate of the corporation. The prohibition extends to any discussion with respect to the director’s compensation as an employee, officer or agent of the corporation and to arrangements by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate.

If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting, the remaining directors will be deemed to constitute a quorum for the purposes of voting on the resolution. Where all of the directors are conflicted, the contract or transaction may be approved only by the shareholders of the corporation.

	Flutter	The Stars Group
Indemnification of Officers and Directors

Irish Law strictly prohibits a company from indemnifying its directors, company secretary or other officers where either acted negligently, in default, in breach of duty or in breach of trust.

Notwithstanding this prohibition, an Irish company may confer an indemnity on its directors and officers which permits the company to pay the costs of the directors, company secretary or other officer who has successfully defended a civil or criminal action, or where a court has granted relief on the basis that the director, company secretary or other officer acted honestly and reasonably and ought to be excused. Any provision for indemnification to a greater extent than is permitted under Irish Law is void, whether contained in a constitution or any contract between the director and the Irish company. This restriction does not apply to executives who are not directors, the company secretary or other officers of Flutter.

Pursuant to Flutter’s articles of association, its directors, Chief Executive Officer and secretary are indemnified to the extent permitted by Irish Law. Flutter has also entered into customary indemnification arrangements with its directors, company secretary and certain officers of it and its Subsidiaries which comply with Irish Law.

Directors’ and officers’ insurance is permitted under Irish Law and Flutter’s articles of association provide that Flutter has the power to purchase and maintain such insurance for the benefit of any persons who are or were at any time directors, officers or employees of Flutter or any of its Subsidiaries.

The Corporation’s by-laws provide that, subject to the provisions of the OBCA, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with the Corporation or other entity if: (i) the individual acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, as the case may be; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

The Corporation indemnifies its directors and certain officers, as well as individuals serving as directors and officers of its Subsidiaries, pursuant to indemnification agreements. The Corporation has also obtained directors’ and officers’ liability insurance.

Limitation on Director Liability

Under Irish Law, a company may not exempt its directors from liability for negligence, default, breach of trust or breach of duty. However, where negligence, default, breach of trust or breach of duty have been established, directors may be statutorily exempted by an Irish court from personal liability for the negligence, default, breach of trust or breach of duty concerned if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

Under Irish Law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

Under the OBCA, directors, officers, and employees of corporations remain protected from personal liability unless it can be shown that their actions are tortious or exhibit an identity separate from that of the corporation so as to make the act or conduct complained of their own.

Under the common Law, courts can impose liability on a director if they are found in breach of any of the aforementioned fiduciary obligations. The common Law can also hold directors personally liable for corporate actions should they have resulted from the negligence of the director or negligent misrepresentation to a third party by a director.

Generally, courts will not interfere in management decisions in the absence of fraud or illegality and directors and officers will not be held to be in breach of their duty of care if they acted prudently and on a reasonably informed basis.

Location of Shareholder Meetings

Under the Companies Act, annual or extraordinary general meetings of a public limited company may be held inside or outside of Ireland, provided that, where the meeting is held outside of Ireland (and unless all shareholders have consented in writing to the meeting being held outside of Ireland) the company must make all necessary arrangements to ensure that shareholders may participate in the meeting by electronic means without leaving Ireland.

In addition, Flutter’s articles of association provide that all general meetings must be held in Ireland unless otherwise determined by an ordinary resolution of Flutter Shareholders.

Under the OBCA, a meeting of shareholders of a corporation must be held at such place in or outside Ontario as the directors of the corporation determine or, in the absence of such a determination, at the place where the registered office of the corporation is located.

	Flutter	The Stars Group
Annual Meetings

Flutter is required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year. Each general meeting shall be held at such time and place as designated by the Flutter Board and as specified in the notice of meeting. The only matters that must, as a matter of Irish Law, be transacted at an annual general meeting of Flutter are:

(i)    the consideration of the company’s statutory financial statements and the report of the directors and the report of the statutory auditors on those statements and that report;

(ii)    the review by the members of the company’s affairs;

(iii)   the declaration of a dividend, if any, of an amount not exceeding the amount recommended by the directors; and

(iv)   the authorization of the directors to approve the remuneration of the statutory auditors;

(v)    the election and re-election of directors; and

(vi)   the appointment or re-appointment of statutory auditors.

If no resolution is passed in respect of the re-appointment of a retiring statutory auditor at an annual general meeting, the retiring auditor will be deemed to have continued in office unless (a) he or she is no longer qualified to be appointed, (ii) a resolution appointing an alternative statutory auditor has been passed or (iii) he or she has provided the company with notice that they are unwilling to be reappointed.

As noted below, items, including draft resolutions, may be put on the agenda of an annual general meeting by a shareholder(s) holding not less than 3% of the issued share capital of Flutter. Notice of an intention to avail of this right must be sent to Flutter at least 42 days before the date of the meeting along with a statement justifying the inclusion of the item and/or a draft of any resolution to be adopted at the general meeting.

Directors of a corporation are required to call an annual meeting not later than 15 months after the holding of the last preceding annual meeting.

The annual meeting is held for the purpose of receiving financial statements, electing directors and appointing auditors or dispensing with the requirement for an auditor.

Pursuant to the OBCA, the directors shall place before each annual meeting of shareholders, the financial statements of the corporation required to be filed under securities legislation, together with the report of the auditor, if any.

At any annual meeting of the shareholders, only such business may be conducted as has been properly brought before the meeting. To be properly brought before the meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) properly brought before an annual meeting of shareholders by a shareholder. For business to be properly brought before an annual meeting by a shareholder it must be done in compliance with the procedures set forth in the OBCA.

The Corporation’s by-laws provide that any notice of a Shareholders’ meeting specifying the time and place of the meeting must be sent not less than 21 days and not more than 50 days before the meeting (except as outlined in connection with the advance notice by-law of the Corporation as discussed below).

	Flutter	The Stars Group
Special/Extraordinary General Meetings

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time.

The Companies Act provides that an extraordinary general meeting of Flutter may be convened by (i) the Flutter directors, (ii) on requisition of Flutter’s statutory auditors or (iii) in exceptional cases, by court order.

In addition, Flutter Shareholders holding not less than 5% of the paid-up share capital of Flutter carrying voting rights may requisition the Flutter Board to convene an extraordinary general meeting and Flutter Shareholders holding not less than 50% of the paid-up share capital may directly convene an extraordinary general meeting of the company in the manner set out below. If the Flutter Board becomes aware that the net assets of Flutter are not greater than half of the amount of Flutter’s called-up share capital, it must convene an extraordinary general meeting of Flutter Shareholders not later than 28 days from the date that the directors learn of this fact to consider how to address the situation.

Under the OBCA, the directors may, at any time, call a special meeting of shareholders. The Corporation’s by-laws provide that any special shareholders meeting may be combined with an annual shareholders meeting.

The notice for a special meeting must (i) state the time and place of the meeting, (ii) state the nature of the business to be addressed at the special meeting in sufficient detail to permit the shareholder to form a reasoned judgement thereon; and (iii) provide the text of the special resolutions submitted to the meeting.

Agendas for special meetings of shareholders usually deal with specific questions or issues, such as whether to approve a fundamental change proposed by the corporation’s directors. Generally, a corporation’s directors will call a special meeting of the shareholders when they would like to undertake a particular activity or to consider a special issue that requires shareholder approval.

The Corporation’s by-laws provide for an advanced notice procedure to be followed by Shareholders for proposals in connection with the nominations of directors made by Shareholders. The by-laws require notice (i) for annual shareholder meeting, no less than 30 nor more than 65 days prior to the date of the annual shareholder meeting; or (ii) for a special shareholders meeting (which is not also an annual shareholders meeting) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special shareholders meeting was made.

Requisition of Meetings by Shareholders

Under the Companies Act and Flutter’s articles of association, Flutter Shareholders holding not less than 5% of the paid-up share capital of Flutter carrying voting rights may requisition the Flutter Board to convene an extraordinary general meeting of the company. The notice requisitioning the meeting must specify the objects of the meeting, must be signed by the requisitionists and deposited at the registered office of the company. Upon receipt of any such valid requisition notice, the Flutter Board has 21 days to convene a meeting of Flutter Shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Flutter Board does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Flutter’s receipt of the requisition notice.

The Companies Act also provides that Flutter Shareholders holding not less than 50% of the paid-up share capital may directly convene an extraordinary general meeting of the company.

Under the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon receiving such a requisition, the directors shall call a meeting unless (i) a record date has been fixed and notice thereof has been given; (ii) the directors have called a meeting and notice thereof has been given; or (iii) the business of the proposed meeting includes certain matters enumerated in the OBCA whereby the directors are not required to call a meeting.

Subject to certain exceptions, if the directors fail to call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

	Flutter	The Stars Group
Quorum of Shareholders Meetings

Under Flutter’s articles of association, the quorum for a general meeting of shareholders is ten persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporate member.

If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such time and place as the directors may determine. If at the adjourned meeting such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened otherwise than by resolution of the directors, shall be dissolved, but if the meeting shall have been convened by resolution of the directors, two persons entitled to be counted in a quorum present at the meeting shall be a quorum.

At any meeting of any class of Flutter Shareholders, the necessary quorum is two or more persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his, her or its holding.

Under the OBCA (and unless the by-laws otherwise provide), the holders of a majority of the shares entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, constitute a quorum.

	Flutter	The Stars Group
Record Date; Notice Provisions

Flutter’s articles of association provide that the Flutter Board may fix in advance a record date to determine the shareholders entitled to participate and vote at a meeting of the shareholders that is no more than 48 hours before the general meeting to which it relates (provided that Saturdays, Sundays and public holiday shall not be counted in the calculation of such 48 hour period).

Notice of an annual or extraordinary general meeting must be given to all Flutter Shareholders and to the statutory auditors, directors and company secretary of Flutter.

Flutter’s articles of association provide for a minimum notice period of 21 clear days for an annual general meeting, the minimum permitted under Irish Law.

Flutter’s articles of association provide that the minimum notice period is 21 clear days’ notice in writing for an extraordinary general meeting to approve a special resolution. Under Flutter’s articles of association, 14 clear days’ notice in writing is required for any extraordinary general meeting provided that the shareholders entitled to vote at that meeting are permitted to vote by electronic means either before and/or at the meeting and a special resolution reducing the period to 14 clear days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting. At its annual general meeting held on May 15, 2019, Flutter Shareholders passed a resolution authorising the Company to convene an extraordinary general meeting on not less than 14 clear days’ notice in writing where the purpose of the meeting is to consider an ordinary resolution. The Flutter Board intends to propose the renewal of this authority for approval by Flutter Shareholders at its 2020 annual general meeting to be held on May 14, 2020.

The OBCA provides that the directors can fix in advance a date as the record date for the purpose of determining shareholders (i) entitled to receive payment of a dividend; (ii) entitled to participate in a liquidation or distribution; or (iii) for any other purpose except the right to receive notice of or to vote at a meeting, provided that the record date cannot precede the particular action to be taken by more than 50 days.

For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the OBCA provides that the directors can fix in advance a date as the record date for such determination of shareholders, but the record date cannot precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

Where no record date is fixed, the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be the close of business on the day on which the directors pass the resolution relating thereto.

If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof must be given, not less than seven days before the date so fixed (a) by advertisement in a newspaper; and (b) by written notice to each stock exchange in Canada on which the shares of the corporation are listed for trading.

	Flutter	The Stars Group
Shareholder Proposals

Items, including draft resolutions, may be put on the agenda of an annual general meeting or extraordinary general meeting by a shareholder(s) holding not less than 3% of the issued share capital of Flutter. Notice of an intention to avail of this right must be sent to Flutter at least 42 days before the date of the meeting along with a statement justifying the inclusion of the item and/or a draft of any resolution to be adopted at the general meeting.

In addition, Flutter’s articles of association provide that a shareholder qualified to vote at a general meeting may propose a person for election to the Flutter Board. Such a proposal must be furnished to Flutter not less than seven and not more than 42 clear days before the day appointed for the general meeting at which the proposal will be voted on.

The proposal must state the particulars which would be required to be included in Flutter’s register of directors (if that person were appointed as a director) together with a notice executed by the proposed candidate of his willingness to act.

Under the OBCA, a shareholder entitled to vote at a meeting of shareholders may, subject to satisfaction of certain requirements, (i) submit to the corporation notice of a proposal; and (ii) discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal. If so requested by a shareholder giving notice of a proposal, the corporation must, subject to certain exemptions, include in the management information circular or attach thereto a statement by the shareholder of not more than two hundred words in support of the proposal along with the name and address of the shareholder.

A proposal can include nominations for the election of directors if the proposal is signed by one or more shareholders representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented, but this does not preclude nominations being made at a meeting of shareholders.

Where a corporation refuses to include a proposal in a management information circular, the corporation must, within ten days after receiving the proposal, send notice to the shareholder submitting the proposal of its intention to omit the proposal from the management information circular and send to the shareholder a statement of the reasons for the refusal. Upon the application of a shareholder aggrieved by a corporation’s refusal, the court may restrain the holding of the meeting to which the proposal is sought to be presented and make any further order it thinks fit.

	Flutter	The Stars Group
Voting Rights

Where voting at a general meeting is done by way of a poll, each Flutter Shareholder present is entitled to one vote for each Flutter Share that he or she holds as of the record date for the meeting. Where voting is by way of a show of hands at a general meeting, every shareholder as of the record date for the meeting who is present in person and every proxy shall have one vote.

At any general meeting of Flutter a resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. A poll may be demanded by (i) the Chairman, (ii) at least three Flutter Shareholders present in person or by proxy having the right to vote at the meeting, (iii) by any shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all the Flutter Shareholders having the right to vote at the meeting, or (iv) by shareholder(s) present in person or by proxy holding shares in Flutter conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. If demanded, a poll shall be taken in such manner as the Chairman may direct.

Irish Law requires approval of certain matters by special resolution of the shareholders at a general meeting. A special resolution requires the approval of not less than three quarters of the votes of Flutter Shareholders cast in person or by proxy at a general meeting at which a quorum is present. Ordinary resolutions, by contrast, require a simple majority of the votes of Flutter cast in person or by proxy at a general meeting at which a quorum is present.

Pursuant to the OBCA, unless the article of a corporation otherwise provide, each share of a corporation entitles the holder thereof to one vote at a meeting of shareholders.

The Corporation’s articles provide that Shareholders shall be entitled to vote at all meetings of shareholders, except meetings at which only holders of a specific class of shares are entitled to vote.

Each Common Share entitles the holder thereof to one vote at a meeting of shareholders. The Corporation’s by-laws provide that all questions proposed for the consideration of shareholders at a Shareholders meeting shall be determined by the requisite majority of the votes cast by all who are entitled to vote and the Chairperson of the meeting shall not be entitled to a second or casting vote.

Any question at a Shareholders meeting shall be decided by a show of hands, unless a ballot is required or demanded as hereinafter provided.

On any question proposed for consideration at a meeting of shareholders, the Chairperson may require, or any shareholder or proxyholder may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the Chairperson shall direct.

As discussed above, a “special resolution” is passed by a majority of not less than 66⅔% of the votes cast by shareholders who voted in person or by proxy on such resolution or signed by all shareholders entitled to vote on that resolution. Ordinary resolutions, by contrast, require a simple majority of the votes cast at a meeting of the shareholders. All resolutions are ordinary resolutions unless specified.

Proxies

Under the Companies Act, any shareholder of a company who is entitled to attend and vote at a meeting of the company is entitled to appoint another person (whether a shareholder or not) as his or her proxy to attend and vote instead of him or her. A proxy so appointed has the same rights as the shareholder to speak at the meeting and to vote on a show of hands and on a poll.

The appointment of a proxy does not preclude a shareholder from attending and voting in person at a meeting. Under Flutter’s articles of association, Flutter Shareholders may appoint more than one proxy in respect of any general meeting provided that each proxy must be appointed to exercise the rights attached to different shares held by that shareholder.

Under the OBCA, every shareholder entitled to vote at a meeting of shareholders may, by means of a legal proxy, appoint a proxy holder or one or more alternate proxy holders, who need not be shareholders, as the shareholder’s nominee to attend and act at the meeting in the manner and to the extent and with the authority conferred by the proxy.

The appointment of a proxy shall not preclude a shareholder from attending and voting in person at a meeting. A shareholder may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder.

	Flutter	The Stars Group
Shareholder Derivative Actions

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of Flutter if a wrong committed against Flutter would otherwise go un-redressed, however a derivative action may not be commenced without the leave of the High Court of Ireland.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

•      where an ultra vires or illegal act is perpetrated;

•    where more than a bare majority is required to ratify the “wrong” complained of;

•    where the shareholders’ personal rights are infringed;

•    where a fraud has been perpetrated upon a minority by those in control; or

•    where the justice of the case requires a minority to be permitted to institute proceedings.

Under the OBCA, a shareholder, or other complainant recognized under the OBCA, may apply to the court for leave to bring an action in the name of and on behalf of the Corporation or any Subsidiary, or to intervene in an existing action to which the Corporation or a Subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the Corporation or its Subsidiary.

Under the OBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the complainant has given the requisite notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the OBCA, the court may make any order it thinks fit including: (i) an order authorizing the complainant or any other person to control the conduct of the action; (ii) an order giving directions for the conduct of the action; (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present securityholders of the corporation or its subsidiary instead of to the corporation or its subsidiary; and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees and any other costs reasonably incurred by the complainant in connection with the action.

Flutter	The Stars Group
Oppression Remedy	Irish Law also permits Flutter Shareholders to bring proceedings against Flutter where the affairs of Flutter are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrongful. The conduct must relate to the internal management of Flutter. This is an Irish statutory remedy and the court can grant any relief it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

The OBCA provides an oppression remedy to a shareholder (among others) that enables a court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon application of a complainant that:

•     any act or omission of the corporation or any of its affiliates effects or threatens to effect a result;

•     the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner; or

•     the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation, the court may make an order to rectify the matters complained of.

Flutter	The Stars Group
Disclosure of Interests in Shares

Under the Companies Act, each Flutter Shareholder must notify Flutter if, as a result of a transaction, the shareholder will become interested in 3% or more of the relevant share capital of Flutter (i.e., voting shares), or if as a result of a transaction a shareholder who was interested in more than 3% of the relevant share capital of Flutter ceases to be so interested. Where a shareholder is interested in more than 3% of the relevant share capital of Flutter, the shareholder must notify Flutter of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction.

The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the share capital of Flutter (or any such class of share capital in issue) which carries voting rights. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. Flutter must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement.

If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any Flutter Shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to a court to have the rights attaching to such shares reinstated. In addition, Flutter, under the Companies Act, may, by notice in writing, require a person whom Flutter knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Flutter’s relevant share capital: (i) to indicate whether or not this is the case; and (ii) where such person holds or has during that time held an interest in Flutter Shares, to provide additional information, including the person’s own past or present interests in Flutter Shares.

Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

If the recipient of the notice fails to respond within the reasonable time period specified in the notice, Flutter may apply to court for an order directing that the affected shares be subject to certain restrictions, including on transfer, voting and right to receive payments. The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

Neither the OBCA nor the articles or by-laws of the Corporation impose any obligations with respect to disclosure by Shareholders of their respective interests in the Common Shares.

Applicable securities Laws govern the circumstances requiring persons who acquire securities of the Corporation to disclose their interests in such securities.

Flutter	The Stars Group
Fundamental Changes

Shareholder approval in connection with a business combination or other transaction involving Flutter would be required in a number of circumstances, including the following:

•    in connection with a takeover or other transaction proposed by scheme of arrangement, both (i) a court order from the Irish High Court and; (ii) the approval of a majority in number, representing 75% in value, of the shareholders present and voting in person or by proxy at a meeting called to approve such a scheme would be required;

•    in connection with a takeover bid for the beneficial ownership of all Flutter Shares in issue at any time (other than those shares already beneficially held by the offeror), the holders of 90% or more of the Flutter Shares the subject of the bid would be required to accept the bid in order for the offeror to be statutorily entitled to require the remaining shareholders to transfer their shares;

•     in connection with an acquisition of Flutter by way of a merger with an EEA company under European Union Company Law Directive 2017/1132 and the European Communities (Cross Border Mergers) Regulations 2008 of Ireland, a special resolution of shareholders would be required;

•     in connection with any proposed transaction which constitutes a Class 1 transaction for the purposes of the UK Listing Rules (including any reverse takeover or other proposed transaction which would result in a fundamental change in Flutter’s business), an ordinary resolution of shareholders would be required; and

•   in connection with a merger with another Irish incorporated company under Chapter 16 of Part 17 of the Companies Act or a division of Flutter pursuant to Chapter 17 of Part 17 of the Companies Act, both (i) a court order from the High Court of Ireland and (ii) a special resolution of shareholders would be required (in either case).

Pursuant to applicable securities Laws, a vote of the majority of disinterested shareholders may also be required in certain circumstances where shareholders have an interest in the transaction being approved.

Certain fundamental changes such as certain amalgamations (other than with certain affiliated corporations), continuances to another jurisdiction and sales, leases or exchanges of all or substantially all of the property of a corporation (other than in the ordinary course of business) and other extraordinary corporate actions such as liquidations, dissolutions and plans of arrangement are required to be approved by special shareholder resolution.

In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights (unless in certain cases the share provisions with respect to such class or series of shares provides otherwise).

Pursuant to applicable securities Laws, a vote of the majority of disinterested shareholders may also be required where certain shareholders have an interest in the transaction being approved.

Flutter	The Stars Group
Compulsory Acquisition

The European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006 (the “2006 Regulations”) provide a right of compulsory acquisition for an offeror that acquires, or has unconditionally contracted to acquire, 90% of the securities of a target that are the subject of a takeover bid, other than securities held within the beneficial ownership of the offeror.

The 2006 Regulations also provide shareholders with a corresponding right to compulsorily require an offeror to acquire their shares where the offeror has acquired, or has unconditionally contracted to acquire, 90% of the target securities that are the subject of the takeover bid.

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror.

Flutter	The Stars Group
Appraisal Rights / Dissent Rights

Generally, under Irish Law, shareholders of an Irish company do not have dissenters’ or appraisal rights.

Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as Flutter and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the common draft terms of merger.

The Companies Act also gives minority shareholders the right to have their shares acquired in the context of a merger between of an Irish public limited company such as Flutter and another Irish incorporated company. A shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% or more, but not all, of the shares are held by the other party to the merger, has the right to request that the successor company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the common draft terms of merger.

In addition, in the context of a takeover offer, scheme or contract to acquire all of the Flutter Shares in issue, where an offeror proposes to compulsorily acquire the shares of minority shareholders who have not accepted an offer, scheme or contract and which has otherwise been accepted or become binding in respect of 80% of the shares affected by the offer under the Companies Act, those minority shareholders may apply to the High Court of Ireland for an order permitting them to retain their Flutter Shares or varying the terms of the offer, scheme or contract as it applies to them.

The OBCA provides that shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. Such matters include: (i) an amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting; (iii) an amendment to the corporation’s articles to add, change or remove any restriction on the business or businesses that the corporation may carry on; (iv) a continuance under the Laws of another jurisdiction; and (v) a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business. Shareholders may also be entitled to dissent in respect of any other resolution of the Corporation if dissent is authorized by such resolution in respect of any court order that permits or grants dissent, such as in respect of the Arrangement.
Variation of Rights Attaching to a Class or Series of Shares

Any variation or abrogation of the rights attaching to any class of issued shares of Flutter must be approved by a special resolution of shareholders of the affected class passed at a separate general meeting of the holders of the shares of that class or with the consent in writing of the holders of three quarters of all the votes of that class of shares. The quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding shares of the class in question or his or her proxy.

Under Flutter’s articles of association, any share may be issued with such rights or restrictions as may be determined by ordinary resolution of the shareholders (e.g. preferred shares).

Under the OBCA, a special resolution must be passed in order for the corporation to file Articles of Amendment that change or vary the rights of an existing class of shares.

However, where the directors are authorized by the articles to divide any class of unissued shares into series and determine the designation, rights, privileges, restrictions and conditions thereof, they can authorize the amendment of the articles to so provide.

Flutter	The Stars Group
Amendment of Constating Documents (Articles and By-laws)	Flutter may only amend its memorandum and articles of association by the passing of a special resolution of shareholders.

The OBCA provides that the articles of a corporation may, from time to time, be amended for various reasons such as to change the name of the corporation or to amend the share structure of the corporation.

Depending on the nature of the amendment, it will require either a special resolution of the shareholders and/or a resolution of the directors.

Under the OBCA, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation and they must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Flutter	The Stars Group
Dissolution

The rights of Flutter Shareholders to a return of Flutter’s assets on dissolution or winding up, following the settlement of all claims of creditors is prescribed in Flutter’s articles of association.

Flutter’s articles of association provide that if Flutter is wound up and the assets available for distribution among the Flutter Shareholders are insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. If in a winding up, the assets available for distribution to the Flutter Shareholders will be more than sufficient to repay the whole of share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the shareholders in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively.

The holders of any Flutter shares carrying special or preferred terms (if any have been allotted) may have the right to priority in a dissolution or winding up of Flutter. No such shares are in issue on the date of this Information Circular.

Flutter may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. Flutter may also be placed into liquidation and subsequently dissolved by way of court order on the application of a creditor, or by the Companies Registration Office (without making an application to court) as an enforcement measure where Flutter has failed to file certain returns.

Voluntary Dissolution

Pursuant to the OBCA, the shareholders of a corporation may, by special resolution, require the corporation to be wound up voluntarily.

Prior to a voluntary dissolution, the corporation must first pay or discharge its debts. Subsequently, it must transfer its remaining assets to its shareholders or liquidate its remaining assets into cash and distribute the cash to the shareholders based on the shareholders’ entitlements.

Corporations with ongoing legal proceedings are generally not permitted to dissolve voluntarily. Special conditions apply if an insolvent or a bankrupt corporation wishes to dissolve.

A corporation may be revived if someone seeks to bring a legal proceeding or enforce a debt against the dissolved corporation. After revival, the dissolved corporation will once again become a legal person. If a corporation is successfully revived, then its revival will be applied retroactively so that the corporation will be responsible for all acts done by (and to) the corporation during the time period after the corporation was dissolved and before it was revived.

Involuntary Dissolution

A corporation may be involuntarily dissolved by order of the Director or by order of a court under the OBCA in certain circumstances.

Enforcement of Judgment Rendered by a Canadian Court

A judgment for the payment of money rendered by a court in Canada based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and Canada providing for the reciprocal enforcement of foreign judgments.

The following requirements must be met before the foreign judgment may be deemed to be enforceable by an Irish Court in Ireland, in accordance with conflicts of laws rules, if applicable:

• the judgment must be for a definite sum;

• the judgment must be final and conclusive; and

• the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy or involves any Canadian Laws which will not be enforced in Ireland, if the judgment is in breach of natural or constitutional justice, if it is irreconcilable with an earlier foreign judgment, if jurisdiction cannot be obtained by the Irish courts over the judgment debtors by personal service in Ireland or outside of Ireland under Irish rules of court, or if there is no practical benefit to the party in whose favour the judgment is made in seeking to have that judgment enforced in Ireland.

A judgment for the payment of money rendered in a court in Canada based on civil liability generally would be enforceable elsewhere in Canada.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

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1-877-452-7184

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416-304-0211

Email: assistance@laurelhill.com